Annual Report 2024 Impact with care

PDF/printed version This document is the PDF/printed version of the 2024 Annual Report of Royal Philips and has been prepared for ease of use. The 2024 Annual Report was made publicly available pursuant to section 5:25c of the Dutch Financial Supervision Act (Wet op het financieel toezicht), and was filed with Netherlands Authority for the Financial Markets in European single electronic reporting format (the ESEF package) on February 21, 2025. The ESEF package is available on the company’s website at https://www.results.philips.com/downloadcenter#ar24 and includes a human readable XHTML version of the 2024 Annual Report. In any case of discrepancies between this PDF version and the ESEF package, the latter prevails. IFRS basis of presentation The financial information included in this document is based on IFRS, as explained in General information to the Consolidated financial statements, unless otherwise indicated.  Forward-looking statements This document contains certain forward-looking statements. By their nature, these statements involve risk and uncertainty. For more information, please refer to Forward-looking statements and other information. References to Philips References to the company, to Philips or the (Philips) Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V. Dutch Financial Markets Supervision Act This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). Statutory financial statements and management report The chapters Group financial statements and Company financial statements contain the statutory financial statements of the company. Under ’Management report’ in section References to the content of this Annual Report we set out which parts of this Annual Report form the Management report within the meaning of Section 2:391 of the Dutch Civil Code. Due to rounding, amounts may not add up precisely to the totals provided in this report. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 2

Contents 2024 at a glance 4 1 Our Management 5 1.1 Message from the CEO 6 1.2 Members of the Board of Management and Executive Committee 8 2 Strategy 10 2.1 Strategic focus 11 2.2 Business 13 3 Financial performance 24 3.1 Performance summary 25 3.2 Results of operations 27 3.3 Financial position 31 3.4 Cashflow and liquidity 33 4 Environmental, Social and Governance 37 4.1 Environmental 40 4.2 Social 46 4.3 Governance 48 5 Supervisory Board 59 5.1 Letter from the Chairman of the Supervisory Board 60 5.2 Members of the Supervisory Board 61 5.3 Supervisory Board report 63 5.4 Remuneration report 2024 71 6 Group financial statements 87 6.1 Consolidated statements of income 88 6.2 Consolidated statements of comprehensive income 89 6.3 Consolidated balance sheets 90 6.4 Consolidated statements of cash flows 91 6.5 Consolidated statements of changes in equity 92 6.6 Notes to the Consolidated financial statements 93 7 Company financial statements 155 7.1 Statements of income 156 7.2 Balance sheets before appropriation of results 157 7.3 Statements of changes in equity 158 7.4 Notes to the Company financial statements  159 8 Sustainability statement 165 8.1 Tracking our 2025 ESG program 166 8.2 General basis for preparation 169 8.3 Double Materiality Assessment 171 8.4 Environmental information 183 8.5 Social information 215 8.6 Governance information 237 8.7 ESRS cross-reference table 243 9 Further information 250 9.1 References to the content of this Annual Report 251 9.2 Management’s statements and report 251 9.3 Independent auditor’s reports 252 9.4 Corporate governance report 264 9.5 Risk factors and responses 272 9.6 ESG reporting frameworks 283 9.7 How we create value 284 9.8 Appropriation of profits 285 9.9 Reconciliation of non-IFRS information 285 9.10 Other Key Performance Indicators 293 9.11 Forward-looking statements and other information 294 9.12 Investor information 296 9.13 Definitions and abbreviations 298 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 3

2024 at a glance Patient safety and quality • Patient safety and quality is further strengthened, and the work continues – it is at the heart of everything we do • 83% of employees rate our culture of patient safety and quality favorably, a five-point increase since 2023 Social impact • 1.96 billion lives improved, of which 242 million are in underserved communities Customer highlights • New strategic collaboration with Bon Secours Mercy Health (US) to improve patient monitoring and help transform care delivery • Specialized interventional suites are bringing care closer to patients in partnership with Carilion Clinic’s Cardiovascular Institute (US) • Sustainability effort with Champalimaud Foundation (Portugal) achieves a 24% emissions reduction in its first year Innovation • Next-generation helium-free MRI creates potential to expand MR access sustainably • AI-enabled cardiovascular ultrasound platform helps speed up analysis and reduces burden on labs with simplified workflow • OneBlade Intimate is designed for everyone, to protect the most sensitive skin Operations • In second year of our plan, the drive continues for focused growth, people- and patient- centric innovation at scale, and improved execution • Significant progress is made to fully resolve the effects of the Respironics recall, with clarity on the way forward • More regionalized supply chain is re-shaped for reliable delivery in line with industry lead times Environmental sustainability • Circular revenues at 24% of sales • Supplier sustainability approach secures finalist position in Fortune’s ‘Change the World’ rankings • CDP ‘A List’ rating for 13th year in a row People and culture • Cultural transformation by bringing in impact with care, centered on patient safety, quality and integrity • Employee Engagement Index of 78, a five- point increase since 2023 • Recognized as one of the World’s Best Employers by Forbes for sixth consecutive year Financials • EUR 18.0 billion sales • Adjusted EBITA1 margin: 11.5% • Free cash flow1: EUR 906 million • Credit rating outlook improved to stable Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 4 1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

1 Our Management Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information “We are focused on executing our plan, improving fundamentals and simplifying how we work – ensuring we are more competitive and agile, and delivering growth and margin expansion, with patient safety and quality as priority.” Roy Jakobs CEO Royal Philips

1.1 Message from the CEO Dear Stakeholder, Around the world, patients are facing longer waiting times, and we continue to see rising costs and staff shortages, among other issues. I have seen the immense pressure healthcare professionals are under and feel a deep sense of responsibility to help address the challenges and to support them to care for more patients in a better way. In parallel, we see that people everywhere want to be empowered to take care of their own health and well-being. At Philips, we want to contribute to healthcare professionals feeling supported and energized, instead of overloaded and overworked, and to help people lead healthier lives. As an innovation company, we are committed to improving healthcare and driving impact with care for patients, people and the planet through our deep technological insight and our meaningful innovations. Strong partnerships and advances in AI*-enabled innovation are helping to drive real change – freeing up space and time for healthcare professionals to focus on their patients and empowering people to take care of their health and well-being. With our next-generation BlueSeal helium-free MRI system, for example, we are helping to expand access to quality imaging and improve care delivery across multiple settings, with SmartSpeed AI powering up to three-times faster scanning and up to 65% higher resolution images. In the home, our AI-powered Philips Avent Premium Connected Baby Monitor gives parents peace of mind by allowing them to keep a closer eye on their children. We want to help deliver better care for more people across the world. But we know that some people are facing barriers to better health; in parts of the world the devastating consequences of ongoing war and conflict are impacting millions of lives every day. It makes me even more determined to do what we can so people everywhere can access the care they need. Making progress on our three-year plan In 2024, we made solid progress on our 2023-2025 operating plan. We believe we are on the right path, executing our focused strategy to improve people’s health and well-being through meaningful innovation, with patient safety and quality as our number one priority. Reflecting our new operating model, Businesses are in the lead, driving quality and making impact through innovation, design and sustainability. We remain committed to scaling our AI-enabled innovations through excellence in execution and delivery, focusing on fewer, better-resourced initiatives. While we have made good progress, we have more to do. Our results were negatively impacted in 2024 by deteriorated demand in China, due to subdued consumer confidence, leading to more cautious spending behavior. In addition, ongoing industry- wide anti-corruption initiatives have contributed to extended hospital procurement cycles. Given these factors, we adjusted our growth expectations for the year. Managing developments in China will remain a priority in 2025. Despite global uncertainties and slower growth, we delivered strong profitability improvement and cash flow, and further strengthened our balance sheet. We also made important progress on resolving the Philips Respironics recall. As an indication of the progress we are making, we returned to comparable order intake growth. And, some of our largest investors further expanded their investment in Philips, showing confidence in our future. Focusing on our priorities Our focus on patient safety is at the center of strengthening our fundamentals and fostering a culture that upholds quality. In our latest engagement survey, colleagues shared that they feel empowered to speak up and take action to support our commitment to patient safety and quality. While we acknowledge this progress, we remain diligent in continuing this work. Looking at other areas of progress in 2024, Philips Respironics signed a consent decree, which, coupled with other significant milestones, such as the economic loss settlement and the settlement of personal injury and medical monitoring claims in the US, provided clarity on the way forward. We remain committed to rebuilding our position in Sleep & Respiratory Care while resolving the effects of the recall. We continue to work closely with the US Food and Drug Administration (FDA) and other regulators around the world. We are concentrating on accelerating momentum, building on our industry-leading innovations, and continuing to improve execution. In our supply chain, we have made significant progress – addressing the components shortage and related risks, and reducing our lead times, in support of our drive to increase customer satisfaction. In addition, we are building in greater agility in our supply chain so we can respond, for example, to the potential impact of geopolitical tension or tariffs. We are also further simplifying our catalogs and products, and regionalizing to win locally. In making sure we become a leaner, more agile and simpler organization – and therefore more competitive and resilient – we have made important strides with our move to an end-to-end Business-led model. We reduced approximately 10,000 roles from 2022 through the end of 2024. We focused on enhancing our team and culture with deep medtech experience and new leadership. This included the strengthening of our experienced and diverse Executive Committee by welcoming, among others, our new Chief Financial Officer, Charlotte Hanneman, and bringing in other proven leaders across Businesses, Regions and Functions. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 6 * Artificial intelligence, defined in 10.8 Definitions and abbreviations

We are reinvigorating our culture of impact with care. We have shifted back to the workplace following a couple of years when some colleagues worked partly from home, with teams coming back together to build a stronger social fabric and support our thriving innovation culture. We believe we drive greater impact when we work together. In 2024, engagement across the company, as measured in our People Engagement Survey, increased 5 percentage points. Our plans build on our strong heritage in social and environmental responsibility. In 2024, we improved the lives of 1.96 billion people and contributed to more sustainable healthcare, while ensuring a more sustainable consumer experience. This included, among other things, partnering with hospitals to support them with their own sustainability plans and expanding access to care in and outside the hospital. We have an enhanced and fully integrated approach to doing business responsibly and sustainably, for Philips and for our customers. And this is recognized. For example, our supplier sustainability approach featured in Fortune’s 2024 ‘Change the World’ rankings. In addition, Forbes recognized Philips as one of the world’s best employers. Our ESG commitments help drive our business results and our global impact, and create long-term value for our stakeholders. Looking ahead We remain focused on successfully executing our three-year plan and are determined to further build on our industry-leading innovations, improve our fundamentals, simplify how we work, and ensure we are more competitive and more agile. We continue to deepen our culture of impact with care with patient safety, quality and integrity at the heart. We want to win and deliver better care for more people in a fast-moving, competitive world, where care provision is under pressure. By doing so, we aim to deliver profitable growth, expand our margins, and fulfill our cash and ESG commitments. I would like to thank all our stakeholders for their ongoing trust, support, collaboration, and confidence. I also want to share special thanks to our employees, who show their passion and commitment every day, and to their families. Reflecting the progress we have made in executing our plan, reducing risk and strengthening our balance sheet, along with the importance we attach to dividend stability, we propose to maintain the dividend at EUR 0.85 per share, to be in shares or cash at the option of the shareholder. As I look ahead, I am excited about the opportunity to deliver better care for more people, working with our many partners for the benefit of patients, customers and consumers. Roy Jakobs Chief Executive Officer Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 7

1.2 Members of the Board of Management and Executive Committee Royal Philips has a two-tier board structure consisting of a Board of Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties. The Board of Management is entrusted with the management of the company. The other members of the Executive Committee have been appointed to support the Board of Management in the fulfillment of its managerial duties. Please also refer to Board of Management and Executive Committee within the company's Corporate governance report. Members of the Board of Management Roy Jakobs Born 1974, Dutch and German Chief Executive Officer (CEO) Chairman of the Board of Management and the Executive Committee (since October 2022) Roy joined Philips in 2010 and has held various global leadership positions across the company, starting as Chief Marketing & Strategy Officer for Philips Lighting. In 2012, he became Market Leader for Philips Middle East & Turkey, leading the Healthcare, Consumer, and Lighting businesses out of Dubai. Subsequently, he became global Business Leader of Domestic Appliances, based in Shanghai, in 2015. In 2018, Roy joined the Executive Committee as Chief Business Leader of the Personal Health businesses and in early 2020 he started as Chief Business Leader of Connected Care. As Chief Executive Officer and Chairman of the Board of Management and the Executive Committee, he also holds direct responsibility for Patient Safety and Quality, Medical Office, Internal Audit and Brand & Communications. Prior to his career at Philips, he held various management positions at Royal Dutch Shell and Reed Elsevier. Charlotte Hanneman Born 1978, Dutch Executive Vice President Member of the Board of Management (since October 2024) Chief Financial Officer Charlotte joined Philips in 2024 and is responsible for Finance, including Investor Relations and M&A, as well as Real Estate and Security. Before joining Philips, Charlotte worked as Controller and Head of Financial Planning & Analysis at global medical technology company Stryker. Prior to this, Charlotte held international finance leadership roles at several multinational healthcare companies. Marnix van Ginneken Born 1973, Dutch Executive Vice President Member of the Board of Management (since November 2017) Chief ESG & Legal Officer Marnix joined Philips in 2007 and became Chief Legal Officer of Royal Philips and member of the Executive Committee in 2014. In 2017 he was appointed to the Board of Management. He is responsible for driving ESG efforts across the company, including Group Sustainability. He is also responsible for Legal, Intellectual Property & Standards and Government and Public Affairs. Since January 1, 2024, he is Chairman of the Board of the Philips Foundation. In 2011, he was appointed Professor of International Corporate Governance at the Erasmus School of Law in Rotterdam. Before joining Philips, Marnix worked for Akzo Nobel and as an attorney in a private practice. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 8 This page reflects the composition of the Executive Committee as per December 31, 2024. For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/executive-committee.html

Other members of the Executive Committee Willem Appelo Born 1964, Dutch Executive Vice President Chief Operations Officer Wim joined Philips in 2022, bringing over 30 years of experience in technology and the medical device technology industry in finance and supply chain management. Steve C de Baca Born 1968, American Executive Vice President Chief Patient Safety and Quality Officer Steve joined Philips in 2023 and brings over 30 years of quality and regulatory affairs experience in the medical technology industry. Jeff DiLullo Born 1969, American Executive Vice President Chief Region Leader of Philips North America Jeff joined Philips in 2019, drawing on more than 30 years of leadership experience in the US Army and the information technology industry. Deeptha Khanna Born 1976, Singaporean Executive Vice President Chief Business Leader Personal Health Deeptha joined Philips in 2020. She has over 25 years of leadership experience working across Europe, US and Asia, on major global brands and across personal care and the consumer health industry. Ling Liu Born 1974, Chinese Executive Vice President Chief Region Leader of Philips Greater China Ling joined Philips in 1998 and has more than 26 years’ experience in leadership roles in Greater China, the Netherlands and North America. Bert van Meurs Born 1961, Dutch Executive Vice President Chief Business Leader responsible for Diagnosis & Treatment Bert joined Philips in 1985 and has more than 39 years of experience in the medical imaging and healthcare business. Edwin Paalvast Born 1963, Dutch Executive Vice President Chief of International Region Edwin joined Philips in 2020 and brings more than 30 years of leadership experience in the technology industry. Shez Partovi Born 1967, Canadian Executive Vice President Chief Innovation & Strategy Officer Shez joined Philips in 2021 and has more than 30 years of experience leading large health systems, cloud transformation, and artificial intelligence and machine learning initiatives in the healthcare, life sciences and genomics industries. Heidi Sichien Born 1974, Belgian Executive Vice President Chief People Officer Heidi joined Philips in 2006 and brings over 18 years of experience in leadership roles in HR across many parts of the company. Julia Strandberg Born 1974, American Executive Vice President Chief Business Leader Connected Care Julia joined Philips in 2023 and has 20 years of leadership experience in the medical technology industry. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 9 This page reflects the composition of the Executive Committee as per December 31, 2024. For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/executive-committee.html

2 Strategy A clear roadmap to help deliver better care for more people and deliver value for our stakeholders Culture of impact with care, centered on patient safety, quality and integrity, enabling better collaboration to achieve our goals and create impact Focused growth and value creation strategy, with 70% of revenue from accelerating growth in attractive industry leadership segments, and 30% from capturing value upside Innovating as close as possible to customers and consumers with a unique, needs-driven approach for scalable, breakthrough advancements and incremental progress Leveraging differentiating software capabilities and AI-enabled innovations to help care providers and consumers do more with less Strengthened supply chain and simplified operating model, enabling agility and cost-efficiency to better deliver in volatile market conditions Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 10

2.1 Strategic focus Today, most healthcare systems are struggling to keep up with the ever-rising need for, and cost of, healthcare, while systemic staff shortages and financial resource constraints increase the pressure. Climate change is impacting both environmental and human health, compounding the stress on our healthcare systems and influencing consumer behavior. At the same time, in both the hospital and the home, emerging technologies and artificial intelligence are affecting our lives like never before. At Philips, our purpose is to improve people’s health and well-being through meaningful innovation. As such, we see huge opportunities to make a difference through innovation, design, and sustainability – partnering with our healthcare customers to increase productivity and deliver better care for more people through our innovation platforms of monitoring, imaging, interventional and enterprise informatics. And, empowering more people to take care of their health and well-being through our personal health propositions. Our plan: create value with sustainable impact As a health technology company, Philips is committed to driving progressive value creation through a strategy of focused growth, scalable patient- and people-centric innovation, and reliable execution supported by our culture of impact with care. Philips has significant strengths to build on. We have a portfolio of innovations in hardware, software, AI and services, supporting care in the hospital and in the home. We are the preferred strategic and innovation partner for many customers (including governmental entities) across the globe. And our strong heritage in environmental sustainability and social impact helps us make a difference globally and create long-term value for our stakeholders. A strategy of focused growth We operate in growing market segments, where attractive margins provide a foundation for sustainable value creation. To deliver on our strategy, we make clear business choices. We are concentrating our resources on 70% of our businesses where we have strong positions and believe we can accelerate growth and expand margins more quickly – Image Guided Therapy, Monitoring, Ultrasound, and Personal Health. In doing so, we focus on supporting clinical workflows in areas where we have domain leadership, such as cardiology, and that build on our deep strength in the intensive care unit and cath lab. The focus for the remaining 30% of the businesses, such as Diagnostic Imaging and Enterprise Informatics, is achieving margin expansion by increasing productivity and scale, and by delivering operational excellence. Additionally, we aim to rebuild our position in Sleep & Respiratory Care after the progress made to resolve the effects of the Respironics recall. Scalable patient- and people-centric innovation At Philips, we’ve been innovating to improve lives for over 130 years. People’s needs are at the very heart of how we innovate and design for sustainable impact with a ‘safety and quality first’ mindset. Innovation is our strength and will continue to be our core differentiator. Recent challenges in the healthcare industry have accelerated the adoption of technology. We are embracing these trends and have shifted our innovation closer to our customers. This starts with asking: What do people – in our case, patients and clinicians, nurses and technicians, consumers – really need? And how can we best support healthcare professionals with their workflow? Emerging AI innovations have the potential to address pain points across operational and clinical workflows in healthcare. Philips has AI embedded across our portfolio, and we see significant opportunities to further leverage this technology to deliver more and better care. In our Businesses, we focus our efforts and resources on fewer projects offering greater impact on patient outcomes and care providers’ clinical, operational and sustainability challenges. We take a long-term view, seeking to ensure the customer has the best experience with Philips throughout time. We do this by balancing new, breakthrough innovations and continuous optimized life cycle management, through upgrades and services, of Philips products and systems already deployed in care settings. With Research & Development mostly led by the Businesses, we bring together expertise across the product life cycle, from research through serviceability, with the aim of ensuring our innovations scale to drive maximum impact for our customers and consumers – delivering a superior experience and value, with minimum environmental impact. Execution priorities Enabled by a culture of patient- and people-centricity, accountability and impact, supported by strong health technology capabilities, we see effective execution as the key value driver of our plan. We are focusing on: • patient safety and quality – our highest priority • end-to-end supply chain resilience • a simplified operating model with an agile way of working First, patient safety, quality and integrity is at the heart of our culture of impact with care. All employees have dedicated patient safety and quality objectives, and the Patient Safety and Quality organization champions stronger processes and more effective early warning systems in the Businesses. The topic has high visibility at the Executive Committee level with the leadership of the Chief Patient Safety & Quality Officer and Chief Medical Officer. We invest in systems, capabilities and training to facilitate identification of potential patient safety or quality issues. We listen to patients through our advisory boards. And we are taking the learnings from the Respironics recall to improve our ability to correctly assess patient safety and provide quality of the highest standard across Philips and in delivery to patients, customers and consumers. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 11

Second, alignment of procurement and supply chain to our Businesses has enabled us to improve the reliability of the delivery of our products, services and orders. A more regionalized supply chain ecosystem combined with dual sourcing can work effectively even when volatile conditions emerge in different parts of the world. We are paring down our product portfolio and making our platforms fit for the future, which includes pruning a long tail of smaller product lines and older generations of our products. We also have a dedicated team redesigning products and components to increase our resilience. Finally, we are in the second year of implementing our simplified operating model to enable us to better serve patients, customers and consumers, as well as ensuring that our cost of organization remains competitive in an inflationary and cost-driven environment, and that we are more agile in responding to changes in the market. Prime accountability has been assigned to the Businesses, supported by lean Functions and Regions following tailored models, all guided by fewer KPIs and more focused targets. We will continue to simplify our operating model to adapt to the dynamic environment. Driving impact for people and planet We have operationalized our purpose by adopting a fully integrated approach to doing business responsibly and sustainably. We partner with stakeholders to drive environmental, social and governance (ESG) priorities and aim to make a global impact while focusing on three UN Sustainable Development Goals (SDGs): • SDG 3 - Ensure healthy lives and promote well-being for all at all ages • SDG 12 - Ensure sustainable consumption and production patterns • SDG 13 - Take urgent action to combat climate change and its impacts Acting responsibly toward the planet and society is part of our DNA. We believe that this is the best way for us to meet our business goals and create superior, long-term value for Philips’ stakeholders. Our 2021-2025 ESG program includes key ESG commitments that guide execution of the company strategy, setting challenging environmental and social targets, as well as the highest standards of governance. As an example, we aim to positively impact 2.5 billion lives per year by 2030, including 400 million in underserved communities. Please refer to Environmental, Social and Governance for an overview of all our key ESG commitments, and for information on how we act and perform in the environmental and social dimensions and on the main elements of our governance framework. Our approach to risk management We approach risk management as a value-creating activity that is integral to innovation and entrepreneurship. It allows us to analyze the relationship between strategy and risk profile, to identify the specific risks that we face in executing our strategic plan to create value with sustainable impact, to analyze these risks, to set our risk appetite, and to implement balanced risk responses and monitor their effectiveness as an integral part of the Philips business planning and performance review cycle. Refer to Risk management and internal control for more information, including our risk appetite and our risk management governance and process, and to Risk factors and responses for a description of the material risk factors we have identified. Delivering on our plan With our global reach, market leadership positions, deep clinical and technological insights, and patient- and people-focused innovation, we believe Philips is well-positioned to help deliver real change across healthcare and personal health. Fueled by our purpose and supported by our culture of impact with care, we are empowered – and hold ourselves accountable – to create value with sustainable impact. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 12

2.2 Business 2.2.1 Our business structure Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. Philips' operating model grants end-to-end Businesses with single accountability in order to make the company more agile in its drive to create value with sustainable impact. The segments Diagnosis & Treatment, Connected Care and Personal Health are each responsible for the management of their business activity worldwide, and are made up of the six Businesses shown below. Additionally, Royal Philips identifies the segment Other. Philips Group Segments Diagnosis & Treatment Connected Care Personal Health Other Businesses • Precision Diagnosis • Image Guided Therapy • Monitoring • Enterprise Informatics • Sleep & Respiratory Care • Personal Health Philips Group Total sales by reportable segment 2024 Diagnosis & Treatment 49% Connected Care 29% Personal Health 19% Other 3% Diagnosis & Treatment segment Our Diagnosis & Treatment Businesses create value through their portfolio of innovative AI-enabled solutions that support precision diagnosis and minimally invasive treatment in therapeutic areas such as cardiology, peripheral vascular, neurology, surgery, and oncology. With these solutions, we enable our customers to enhance care delivery, optimize workflow to improve productivity, and work toward their sustainability goals. Serving diagnostic imaging markets globally, our strategy is to focus on more precise and predictive diagnoses, integrating our intelligent imaging systems with our industry-leading informatics solutions to optimize workflow efficiency, improve productivity and maximize lifetime value. We do this through smart diagnostic systems, connected workflow solutions, and integrated AI-supported diagnostics and pathway informatics that enable clinicians to select tailored care pathways with predictable outcomes for every patient, both inside and outside the hospital. We also provide integrated solutions that combine imaging systems and advanced clinical software, as well as diagnostic and therapeutic devices and services to optimize minimally invasive interventional procedures with more effective treatment, better outcomes and higher productivity. Building upon our leading-edge Azurion platform, we address a range of interventional clinical segments with high procedural growth rates, such as coronary artery disease, peripheral artery and venous disease, electrophysiology, structural heart disease, interventional neuroradiology, and interventional oncology. We are driving further innovation to treat new and more complex patient pools, using clinical and economic evidence to foster the adoption of these solutions, and that translates into guidelines and reimbursement. In 2024, we took action to address key optimization and expansion challenges faced by our Diagnosis & Treatment Business Units. In Diagnostic Imaging, with renewed leadership, we embarked on a clear strategy with a focus on those customers who are looking to optimize care delivery in the mid- and high-end segments. Significant progress was made in the execution of our plans to drive margin expansion in line with the company's strategy. We also streamlined and focused our portfolio with one cloud-enabled hardware stack. In Image Guided Therapy (IGT), we continued to take actions to deliver on our ambition to accelerate growth and expand margins more quickly. The IGT Business Units focused on creating customer preference for our integrated interventional platform, with Systems, Devices and Software seamlessly joined in one simple workflow to innovate the procedure. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 13

The Diagnosis & Treatment segment consists of the following Businesses. • Precision Diagnosis – This Business offers a range of diagnostic imaging products and solutions to address some of providers’ biggest challenges, from staff shortages and burnout to workflow, and ultimately delivering better care for their patients. • Diagnostic X-ray Business Unit – X-ray and fluoroscopy systems with associated software to optimize diagnostic imaging quality and improve efficiency and productivity for the hospital. • Magnetic Resonance Imaging (MRI) Business Unit – comprehensive BlueSeal portfolio with helium-free-for-life operations, bundled with AI-enabled software to streamline workflows, optimize diagnostic quality, and improve patient experience. • Computed Tomography (CT) Business Unit – advanced and efficient systems and software, including detector-based Spectral CT and systems equipped with advanced AI capabilities, for diagnosis, interventional procedures and screening, to help expand the standard of care. • Ultrasound Business Unit – imaging solutions focused on supporting diagnosis, treatment planning and guidance for cardiac, general imaging, obstetrics/gynecology, and point-of- care applications enabled by proprietary AI software, advanced imaging technology and tele- ultrasound to efficiently and confidently deliver diagnostic images for even the most complex conditions. • Image Guided Therapy – This Business includes a market-leading portfolio of integrated interventional imaging systems, smart devices, and disease-specific software as well as services and consulting. • Image Guided Therapy Systems Business Unit – integrated interventional X-ray systems (fixed and mobile surgery) and software solutions, supported by AI, to perform a wide range of routine and complex interventional procedures, easily and confidently. • Image Guided Therapy Devices Business Unit – interventional specialty devices and software to aid in the diagnosis, navigation, treatment and confirmation in minimally invasive interventional coronary, peripheral vascular and hearth rhythm management procedures. Complemented by seamless integration with Image Guided Therapy Systems. Diagnosis & Treatment Total sales by Business 2024 Precision Diagnosis1 59% Image Guided Therapy 41% 1 of which Diagnostic Imaging 40%, Ultrasound 19% Revenue is predominantly earned through the sale of products, leasing, customer services fees, recurring per-procedure fees for disposable devices, and software license fees. For certain offerings, per-study fees or outcome-based fees are earned over the contract term. Sales channels are a mix of direct sales, especially in the larger markets, third-party distributors and online sales. This varies by product, market and price segment. Our sales organizations have an intimate knowledge of technologies and clinical applications, as well as the solutions necessary to meet the needs of our customers. Sales in the Diagnosis & Treatment Businesses are generally higher in the second half of the year, largely due to the timing of customer spending patterns. At year-end 2024, Diagnosis & Treatment had 24,544 employees worldwide. 2024 highlights Precision Diagnosis • Philips introduced helium-free operations in MRI, and since its launch in 2018, we have installed more than 1,500 BlueSeal systems globally in wide-ranging settings, including the world’s first helium-free mobile MRI units. Our next-generation BlueSeal with Smart Reading, launched at Radiological Society of North America annual meeting in 2024, boosts performance, saves time, and supports better patient outcomes, all while caring for the planet. With AI applications seamlessly integrated into our latest 1.5T BlueSeal scanner, we have applied AI to every aspect of the MRI workflow. BlueSeal magnets are lighter than others, allowing them to be installed in more places – or even transported in mobile units – creating the potential to expand quality access to MRI exams for patients in a more sustainable way. • The next-generation AI-enabled cardiovascular ultrasound platform helps speed up cardiac ultrasound analysis with proven AI technology and reduces the burden on echocardiography labs, integrated into EPIQ CVx and Affiniti CVx ultrasound systems. With the latest transesophageal echocardiography (TEE) transducer, it is designed to serve more patients with improved overall comfort, with FDA 510(k) clearance. Philips has developed the smaller X11- 4t Mini 3D TEE transducer to serve more patients with this valuable imaging tool, helping physicians serve a wider range of patients, from small children to fragile adults. • In General Imaging Ultrasound we launched the Elevate Release featuring the EPIQ Elite Elevate and Affiniti Elevate. More than 100 optimized pre-sets across multiple clinical applications deliver greater precision imaging and intuitive workflows to help boost clinical confidence. These innovative features also help to deliver an improved user and patient experience by automating image brightness and uniformity, and reducing button pushes by up to 54% with Next Gen Auto Scan. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 14

Diagnosis & Treatment – Precision Diagnosis Philips CT 5300 Philips launched a series of leading AI-driven innovations across the diagnostic imaging portfolio. • MR SmartSpeed is AI-based imaging technology that can increase imaging speed by up to a factor of three while providing up to 65% greater resolution to deliver outstanding image quality. It is compatible with 97% of clinical protocols to address the needs of a broad range of patients in various conditions. • AI-powered quantitative reporting software from our partner icometrix was seamlessly integrated into the latest BlueSeal MR scanners through new Smart Reading capability, providing consistent and more accurate diagnoses. • Fully AI-enabled CT 5300 with Precise Image reconstruction software results in reduced reading time and 80% lower radiation while delivering better image quality. Philips collaborates with Annalise.ai to evaluate streamlining workflows to prioritize time-sensitive cases. • Powered with Smart Workflow, AI-enabled productivity features of DXR 7300 C reduce X-ray retakes with the Eleva Tube Head and enhance confident diagnosis with Philips UNIQUE 2 image processing. Image Guided Therapy • Major enhancements to Azurion, our Image Guided Therapy System, were designed to speed up and improve minimally invasive diagnosis and treatment of neurovascular patients. The new Azurion neuro biplane system features enhanced 2D and 3D imaging and X-ray detector positioning flexibility, building on the system’s capabilities to streamline neurovascular procedures to help care teams make the right decisions faster, treat more patients, and achieve better outcomes. It has been widely adopted at major healthcare institutions around the world, such as the Miami Cardiac & Vascular Institute in the United States (US), Osaka Police Hospital in Japan, and Leiden University Medical Center in the Netherlands. • Our real-time 3D Intracardiac Echocardiography (ICE) Catheter – VeriSight Pro – is designed to give physicians more confidence and control during a variety of minimally invasive procedures in structural heart disease and electrophysiology. In 2024 we launched the first rollout of this technology outside the US, in Hong Kong, and it is expected to be an innovation to watch. • Intravascular ultrasound (IVUS) and instantaneous wave-free ratio (iFR) technologies received top-level recognition in new European Society of Cardiology guidelines, reinforcing their role in optimizing coronary interventions and patient outcomes. The robust clinical evidence supporting the use of these technologies shows improved patient outcomes through numerous large-scale randomized trials like DEFINE FLAIR and iFR SWEDEHEART. • Philips secured FDA approval for its new LumiGuide Navigation Wire, which uses fiber optic technology to reduce radiation for both patients and physicians during minimally invasive surgery. The company’s breakthrough Fiber Optic RealShape (FORS) technology marked the milestone of more than 1,000 patients treated using FORS technology since the first clinical use in 2020. • The Zenition 90 Motorized, designed to deliver state-of-the-art image quality for complex vascular needs and clinical procedures, was launched. It has intuitive motorization for greater control and high power, as well as automated workflows for greater clinical efficiency. Diagnosis & Treatment – Philips Image Guided Therapy System Azurion 7 B20/12 Diagnosis & Treatment partnerships Philips continues to work with health systems to adopt solutions that can improve workflow and ease the technology burden on staff, as well as improve patients’ experiences and outcomes and advance sustainability. • Carilion Clinic’s Cardiovascular Institute in the US committed to adopt 11 specialized Philips interventional suites, allowing physicians to treat patients with complex conditions closer to where they live. Equipped with these new Philips solutions, the highly skilled medical staff will be able to continue handling complex cases or procedures that may not be available at surrounding healthcare facilities. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 15

• A 2024 analysis confirmed that the collaboration with Champalimaud Foundation (Portugal) achieved a 24% emissions reduction in its first year. This is equivalent to 40 tonnes CO2e, a strong start to a strategic partnership aimed at halving the carbon footprint of Champalimaud’s diagnostic and interventional imaging equipment use by 2028. • For the Japanese market, where cerebrovascular diseases are on the rise and place a heavy social burden on society, Philips has launched SmartCT 3.0, an application powered by AI and specialized for endovascular treatment with high image quality. Additionally, the first MR 7700 with clinical 3.0T scanner has been installed at Hamamatsu University Hospital. With high image quality and reduced scan time, it provides high accuracy, power, and endurance to support confident diagnosis for every patient. Connected Care segment With technology constantly advancing and becoming increasingly pervasive in healthcare, the Connected Care Businesses aim to connect and elevate care for all. Philips connects patients and caregivers across care settings, delivering clinical, operational and therapeutic solutions that help our customers deliver better health outcomes, improve the patient and staff experience, and lower the cost of care. In 2024, the global economic situation continued to put additional pressure on customer budgets, worsened staff shortages, and increased the need for solutions that enable more effective, sustainable and convenient care in hospital, clinics and the home – especially those enabled by strong informatics and AI. With clinical depth and discovery, Philips Connected Care technologies help to cultivate a more accurate and complete view of the patient that drives better care for more people. The combination of advanced technological solutions and a co-creation approach allows Philips to be the clinical technology partner to its customers in their digital transformation, across the enterprise and at the level of the individual clinician, nurse and patient. As a clinical technology partner, we help our customers to unlock actionable insights from pools of medical imaging and patient monitoring data, through the use of advanced AI, to improve outcomes and drive productivity. Philips’ open, interoperable platforms aggregate and leverage information from clinical devices, as well as patient and historical data, to support care providers in patient engagement, diagnostics, and patient monitoring in diverse settings. The Connected Care segment consists of the following Businesses. Monitoring – This Business spans in-hospital, ambulatory and home-based monitoring and diagnosis solutions and services supporting the patient journey, as well as continuous monitoring and workflow solutions fueled by advanced interoperability and patient insights. • Hospital Patient Monitoring Business Unit – delivers acute patient management solutions to improve clinical and patient outcomes and achieve operational and economic efficiencies. Leveraging a strong presence in the operating theater and intensive care unit, Hospital Patient Monitoring offers vendor-neutral solutions to enhance customers’ experiences and improve patient outcomes with seamless patient data – generated from admission to discharge – that is turned into clinical insights, actionable at the right time and specific to targeted care settings. • Ambulatory Monitoring & Diagnostics Business Unit – provides patient care management in ambulatory and home care settings through a suite of cardiac diagnostic and monitoring solutions to identify heart rhythm disorders, plus other disease states, supported by AI algorithms that orchestrate workflows and services across care settings to provide care virtually anywhere. • Emergency Care Business Unit – plays a critical role in connected acute care management, both inside and outside the hospital, including cardiac resuscitation (e.g., automated external defibrillators) and emergency care solutions (devices, services, and digital/data solutions) for professional and consumer applications. On January 28, 2025, Philips announced an agreement to sell the Emergency Care Business Unit. Enterprise Informatics – By combining our informatics propositions into one end-to-end Business, we can scale our software business, providing vendor-agnostic, integrated workflow solutions that convert data from our imaging and monitoring systems into clinical and operational insights. • Radiology Informatics Business Unit – enables enterprise imaging across sites, specialties and technologies to simplify medical image management, facilitate effective collaboration and enhance patient care. • Clinical Integration & Insights Business Unit – offers solutions that are seamlessly integrated into the customer workflow. These solutions enable vendor-neutral data capture from more than 1,000 device models and make sense of disparate data, providing insights at scale across the care pathway. • Clinical Informatics Business Unit – delivers solutions for productivity, diagnostic confidence, and clinical decision support in the domains of digital pathology, advanced visualization and disease management solutions, specifically in radiology, cardiology, pathology and urology. • Patient Care Informatics – aims to extend the reach of virtual care, support evidence-based practices, and provide actionable insights for continuous improvement, ensuring better health outcomes for patients globally. In 2024, we brought together EMR & Care Management and Cardiovascular Informatics to reflect shifts in the industry to drive not only data, but also to manage the entire patient journey. This combined portfolio consists of cardiovascular care, virtual care, electronic medical records, and acute care solutions. Sleep & Respiratory Care – Working closely with clinical partners and Durable/Home Medical Equipment providers, Philips Respironics provides sleep and respiratory solutions to customers, clinicians and patients. This extends from ambulatory patient care solutions for obstructive sleep apnea, to solutions encompassing diagnostics, people-centric therapy, cloud-based connected propositions and care management services for patients with Chronic Obstructive Pulmonary Disease and respiratory conditions. Hospital Respiratory Care provides invasive and non-invasive ventilators for acute and sub-acute hospital environments; Home Respiratory Care supports chronic care management in the home. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 16

Final agreement was reached on the terms of the Philips Respironics consent decree with the US Department of Justice and the US Food and Drug Administration (FDA), primarily focusing on Philips Respironics’ business operations in the US, including its manufacturing facilities in Murrysville and New Kensington, its service center in Mount Pleasant and its Sleep & Respiratory Care headquarters in the Greater Pittsburgh, Pennsylvania region. The consent decree provides a clear path forward for the Sleep & Respiratory Care Business with defined actions, milestones and deliverables to demonstrate compliance with regulatory requirements and to restore the Business. As part of the agreement, the Business will prioritize completing the remediation of the sleep and respiratory care devices under Respironics’ voluntary June 2021 recall. More than 99% of the actionable registered CPAP and BiPAP sleep therapy devices have been remediated globally, while the remediation of the ventilators is ongoing in coordination with the relevant competent authorities. The Sleep & Respiratory Care Business must demonstrate continued compliance with the FDA’s Quality System Regulation. In the US, Philips Respironics will continue to service sleep and respiratory care devices already with healthcare providers and patients, and supply accessories, consumables, and replacement parts. Until the relevant requirements of the consent decree are met, Philips Respironics will not sell new CPAP or BiPAP sleep therapy devices or other respiratory care devices in the US. Outside the US, Philips Respironics will continue to provide new sleep and respiratory care devices, accessories, consumables, replacement parts, and services, subject to certain requirements. Connected Care – Sleep & Respiratory Care Philips DreamWear mask system Connected Care Total sales by Business 2024 Monitoring 58% Enterprise Informatics 23% Sleep & Respiratory Care 19% In 2024, we took action to address the key challenges faced by the Connected Care Business Units. We took steps to deploy a global expansion of channel sales and delivery to scale Enterprise Informatics solutions with partners, and are assessing our approach in areas where this has proven difficult, particularly in China, and in the Growth geographies in the International Region. We also worked on implementing the terms of the Philips Respironics consent decree, which includes defined actions, milestones and deliverables. In most of the Connected Care Businesses, revenue is earned through the sale of products and solutions, as well as services and software licenses. Where bundled offerings result in solutions for our customers, or offerings are based on the number of people being monitored, we see more usage-based earnings models. In the area of patient care management (Ambulatory Monitoring & Diagnostics Business Unit and Sleep & Respiratory Care Business), revenue is generated through clinical services, product sales and through rental models, whereby revenue is generated over time. Sales channels include a mix of direct sales, partly paired with an online sales portal and distributors (varying by product, market and price segment). Our sales organizations have an intimate knowledge of clinical settings and patient-specific diagnosis and treatment. Philips collaborates with customers and partners to co-create solutions, drive commercial innovation and adapt to new models such as monitoring-as-a-service and software-as-a-service. Sales in the Connected Care Businesses are generally higher in the second half of the year, largely due to customer spending patterns. At year-end 2024, Connected Care had 16,829 employees worldwide. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 17

2024 highlights Monitoring Philips and Bon Secours Mercy Health (BSMH), one of the largest Catholic health systems in the US, announced a multi-year strategic collaboration for patient monitoring. Putting BSMH clinicians in control, the collaboration aims to reduce the digital burden on staff and give them more time to spend with patients. This 10-year journey is designed to bring innovations that will transform care delivery. BSMH provides patients care more than 11 million times annually through its network of more than 1,200 care sites, 60,000 associates and 49 hospitals serving communities in Florida, Kentucky, Maryland, New York, Ohio, South Carolina and Virginia, as well as Ireland. Philips signed multi-year partnerships for monitoring with several university hospitals in the Netherlands and will provide patient monitors for the new Grand Hôpital de Charleroi in Belgium, as well as roll out its ePatch and AI-driven analytics platform across 14 hospitals in Spain. Jackson Health System, one of the largest public health systems in the US, announced results of a collaborative Life Cycle Assessment measuring the sustainability impact of transitioning to Philips’ next-generation monitoring solutions, which can help reduce carbon emissions by 685 tons of CO2e, or 47%, compared with previous systems. This significant reduction can allow the health system to save USD 1.2 million over a 10-year device lifetime. These findings suggest that patient monitoring can become part of an overall carbon reduction strategy for health systems. Connected Care – Monitoring Philips Patient Monitor – IntelliVue MX750 Enterprise Informatics In 2024, we expanded our strategic collaboration with Amazon Web Services (AWS) to offer Philips’ integrated diagnostics portfolio in the cloud, improving access to critical insights and driving better outcomes across clinical specialties. With more than 150 sites across North America and Latin America successfully transitioned to Philips HealthSuite Imaging on AWS, Philips and AWS are accelerating the migration of health systems to the cloud and expanding customer cloud migrations in Europe. Also powered by AWS in 2024, Philips announced the launch of the Tasy EMR AI Virtual Assistant, designed to improve the efficiency and quality of healthcare delivery in Latin America by simplifying administrative tasks and improving the EMR experience so healthcare professionals can focus on what really matters – their patients. As part of a five-year partnership with ABC Medical Center in Mexico, Philips Tasy EMR software is being deployed as part of an interoperability solution, integrating more than 45 functionalities and 700 licenses and establishing a standardized, unified point between clinical and enterprise information systems. Durham and Darlington NHS Foundation Trust, one of the largest integrated care providers in the United Kingdom, advanced its radiology and cardiology care with Philips PACS. This technology will provide a single view of patient records, providing more connected and coordinated care across not just the hospital sites but the entire North East and Cumbria region. This commitment marks yet another milestone in the 14-year partnership with the Trust, just one year after Durham became the first NHS Trust to co-develop a sustainability blueprint with Philips. NYU Langone Health in the US launched a digital pathology program, offering unprecedented clarity for viewing tissue samples, enhancing collaboration and reducing diagnosis time while laying the foundation for advanced AI algorithms. This integrated, collaborative approach will serve as part of a drive to further enhance the patient experience through faster diagnosis and treatment, and improved outcomes. Patient care and collaboration have been significantly improved in Vienna, Austria, as part of a renewed IT service agreement with Philips that includes solutions that centralize data and deliver insights. The ICCA patient data management system, which integrates patient data from monitors, laboratory data and other sources, has led to significant improvement in workflows and patient care in anesthesia, intensive care and general patient care at General Hospital of Vienna (Allgemeines Krankenhaus der Stadt Wien). At Vienna Health Group (Wiener Gesundheitsverbund), Philips Cardiovascular Workspace, a vendor-neutral system implemented in the adult and pediatric departments, helped improve patient care and internal operations. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 18

Connected Care – Enterprise Informatics Philips Radiology Operations Command Center (ROCC) Personal Health segment Our Personal Health Business plays an important role in enabling healthy individual care routines with technology and solutions that support people’s long-term health and well-being. Through our Personal Health Business, we offer a broad range of solutions in various consumer price segments. Depending on the market, we offer an additional portfolio of locally relevant innovations and adjust our range to increase accessibility. We aim to drive profitable growth through a focus on innovation across three key areas: • reaching more people through consumer-driven product and solutions innovation • ensuring the highest quality of consumer experience from pre-purchase consideration through to purchase and unboxing, all the way to end-of-use recycling • expanding our ecosystem through partnerships with leading retailers and scaling new business models, such as try-and-buy and subscription services A notable aspect of our commercial strategy is driving direct-to-consumer relationships and sales through consumer communities and our online store. We are also leveraging connectivity to enable new business models, and partnering with key players in the health ecosystem, such as insurance companies and healthcare professionals, to create more opportunities to support the health and well-being of consumers across the world. Through social media and digital innovation, we are engaging consumers in their health journey in new and impactful ways. In Personal Health, improving lives also means caring for the planet, with a key focus on environmental sustainability. In 2024, we expanded our Philips Refurb Editions across select European markets to give products a second life, complete with the same two-year guarantee as new products. A flagship activation of this initiative took place during Black Friday in the Benelux region, where the team flipped the Philips.com online storefront to prioritize Refurb Editions products, only offering new product supply after refurbished items sold out. This effort reflects Personal Health’s commitment to driving a circular economy and exploring innovative ways to provide consumers with greater choices to live sustainably. We offer mobile solutions to support parents and parents-to-be on a more informed, connected, and healthier journey to parenthood. The Philips Avent Pregnancy+ and Baby+ apps provide parents with supportive content through the critical first 1,000 days of their child’s life. Pregnancy+ features photo-realistic, interactive 3D fetal models and personalized daily content to enhance the pregnancy experience. It is the No. 1 worldwide pregnancy app, with more than 6.5 million monthly active users, available in 22 languages, and offering premium subscription options. In 2024, we took action to address the key challenges faced by the Personal Health Business Units, including the external context of a volatile macro environment, especially in China. The Personal Health strategy focused on driving innovation at the core; improving agility in responding to market, retail customer and consumer needs; and more integrated planning with its top customers and in-demand items. In China in particular, Personal Health is not a typical mass consumer business, as our products offer a more personalized experience for customers, and we are also impacted by cautious spending behavior. Consumer sentiment in China is unlikely to change in the near-term. We intend to address the challenging macro-economic environment by building on our brands that have a strong position with locally relevant accelerators and customer partnerships, and we aim to complement this effort by expanding our growth outside of China. The Personal Health segment consists of the following units. Personal Health – To help people take greater control of their personal health and well-being we deliver sustainable, meaningful solutions that help them to take care of themselves and their families, for happier, healthier lives, today and tomorrow. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 19

• Oral Healthcare Business Unit – power toothbrushes for a range of price segments, from entry- level, battery-operated toothbrushes for a young audience to premium power toothbrushes connected to the Sonicare app with in-app coaching; brush heads, which are also available as a subscription service; and products for interdental cleaning and for in-office and take-home teeth whitening. • Mother and Child Care Business Unit – products to support parents and babies in the first 1,000 days, including infant feeding (breast pumps, baby bottles and sterilizers), connected baby monitors, and digital parental and women’s health solutions (Pregnancy+ and Baby+ apps). • Personal Care Business Unit – grooming and beauty products ranging from entry-level to premium. The grooming portfolio includes shavers, OneBlade, groomers, trimmers and hair clippers, as well as premium solutions with SkinIQ technology, in-app coaching for a personalized shave, and blade subscriptions. The beauty portfolio includes devices to support skin care, hair care and hair removal, including Lumea premium intense pulsed light hair removal devices and solutions with the latest SenseIQ technology that sense and adapt for personalized care; these are also available through subscription models. Personal Health Total sales by Business 2024 Personal Health1 100% 1 Of which Personal Care 54%, Oral Healthcare 34%, Mother and Child Care 12% The revenue model is mainly based on product sale at the point in time the products are delivered to retailers and online platforms. We continue to increase revenue model diversity by expanding our business models, including direct-to-consumer, subscriptions, and try-and-buy offerings and services. The Personal Health Business experiences seasonality, with higher sales around key events and holidays. At year-end 2024, Personal Health employed 7,991 people worldwide. 2024 highlights Further expanding the successful OneBlade product range, Philips launched OneBlade Intimate – the first shaving product designed for everyone, to protect the most sensitive skin. Philips also launched its newest On-The-Go Compact Shaver in Greater China, designed to combine portability and ease of use without compromising quality. Highlighting the quality of the innovation, the On- The-Go shaver is accompanying the China Antarctic expedition team on their journey to the South Pole. Also in the Greater China market, Philips unveiled a series of new locally relevant innovations, which are designed to meet consumer needs across the Region, including the first medical-grade Philips Lumea 8000 Series IPL hair removal device with cooling technology, the limited edition Transformers-themed 5000, 7000 and 9000 series shavers, and the new Sonicare 5300 power toothbrush. In North America, we launched the Philips Sonicare brand’s first at-home teeth whitening kit, a clinically proven solution developed by dentists, and debuted the new Philips One for Kids rechargeable toothbrush, helping children between 3 and 12 years old with healthier oral care routines. In Western Europe, Philips introduced its next-generation Sonicare technology in its new mid-range Sonicare Series 5000-7000, providing consumers with a superior, gentle and effective cleaning experience. The new range gives users a choice of features at different price points, encouraging them to make the switch from a manual toothbrush to achieve improved oral healthcare results. The AI-powered Avent Premium Connected Baby Monitor – which offers scientifically proven cry translation as well as SenseIQ technology to track sleep, breathing and movements to support parents and give them peace of mind – had its global debut. And, in an effort to support parents in North America, we partnered with March of Dimes on Mom & Baby Mobile Health Centers, bringing care to underserved communities, and It Starts with Mom, an educational platform providing families with pregnancy resources. Personal Health – Mother and Child Care Philips Avent Premium Connected Baby Monitor Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 20

Segment Other In Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items. At year-end 2024, 18,459 people worldwide were working in these areas. Innovation & Strategy At Philips, we have set up our innovation teams to be as close to our customers and consumers as possible. The majority (90%) of our Research & Development (R&D) resources are embedded in our Business Units, where innovation teams can directly hear customer and consumer needs and work closely with other stakeholders to turn innovations into actual products. Innovation at Philips is organized to encourage innovation anywhere along the value chain – not just at the product ideation stage. The remaining R&D resources (10%) are part of our central Innovation & Strategy organization. Within I&S, innovation teams focus on breakthrough ideas that are industry-shifting, and can advance a core product to fulfill the needs of a broad new customer segment. We do that from our four main innovation sites – Eindhoven (the Netherlands), Cambridge (US), Bangalore (India) and Shanghai (China) – and smaller innovation and research sites in the Regions. Our global footprint enables us to understand, anticipate and react to local markets and needs. IP royalties Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new intellectual property (IP) in close cooperation with Philips’ operating Businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips Businesses to support their growth, competitiveness and profitability. Royal Philips’ IP portfolio currently consists of approximately 50,500 patent rights, 30,500 trademarks, 150,000 design rights and 3,200 domain names. Philips filed 700 new patents in 2024, with a strong focus on the growth areas in health technology services and solutions. Philips earns substantial annual income from license fees and royalties. Philips believes its business as a whole is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses. Central costs Philips is present in 71 countries globally and has its corporate headquarters in Amsterdam, the Netherlands. Our real estate locations are spread around the globe, with key manufacturing and R&D sites in Europe, the Americas and Asia. The project to move the Philips headquarters to a new location in Amsterdam in 2025 progressed as planned. We recharge the directly attributable part of the Functional costs to the Businesses. The remaining part is accounted for as ’central costs’, and includes costs related to the Executive Committee and Group Functions such as Strategy, Real Estate, Legal and Audit. Other small items Other small items refer to remaining items for intra-group services and legacy items relating to previously disposed businesses. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 21

2.2.2 Our geographic structure Our Regions Geographically, our business is organized in three Regions: North America, Greater China and International Region (the latter consisting of Europe and Growth areas). Within our Regions, we further organize by Zones and Countries. The Regions' primary accountability is to manage customer intimacy, build and maintain relationships, and cultivate an understanding of customer needs, as well as carry out (strategic) account management, service delivery, and indirect partner management. They are also accountable for government relations and for providing local infrastructure needed to support Philips’ presence in a country (license to operate). For financial reporting purposes, we report in four geographic areas based on similar economic characteristics: Western Europe, North America, Other mature geographies, and Growth geographies. Western Europe, North America and Other mature geographies are collectively grouped as Mature geographies in reporting on sales. 2024 highlights from our Regions North America In the biggest healthcare market in the world, our North America team focuses on developing strategic relationships with major health systems that provide care to hundreds of millions of people across the Region. We’re working with customers to solve some of the biggest challenges in healthcare, including the crisis around clinician burnout and improving access to care in rural and underserved communities. Bon Secours Mercy Health, NYU Langone Health, Northwell Health and Nicklaus Children’s Hospital are among the customers using solutions from across our industry- leading portfolio in 2024 to bring better care to more people in the Region. Our work in 2024 built on our more than 50-year innovation relationship with the US Veteran’s Administration (VA), which serves 16 million veterans and leads the largest integrated healthcare delivery network in the country. More than 9 million veterans receive its healthcare services – and almost one-third of them live in rural areas with limited access to care. Our focus with the VA expanded the largest tele-critical care network in the US and accelerated the adoption of digital pathology to speed cancer care. We also continued our longstanding support of healthcare provided by the Department of Defense, deploying the Rapid Analysis of Threat Exposure algorithm (RATE), an early detector of pre-symptomatic infection, part of an effort to improve the readiness monitoring of active-duty military personnel. Philips brings innovative business models and partnerships to solve specific challenges for customers, including programs to improve access to maternal care in partnership with federal and state government agencies and philanthropic organizations such as the March of Dimes. Philips North America is consistently recognized in third-party surveys as a great place to work. Greater China In Greater China Region, we’re committed to the strategy ‘in China, for China’, putting the focus on local innovation, manufacturing, services and partnership. This enables us to continue to deliver industry-leading innovations in our home and hospital portfolio. While demand from hospitals and consumers in China deteriorated in 2024 due to a challenging economic environment, China is a fundamentally attractive growth market for Philips with strong underlying demand. While in the long run China is expected to remain an important market and growth driver, we expect the level of sales in China to take time to recover. With this in mind, new leadership in the Region is putting emphasis on the strategy to create value to the local healthcare system while also empowering consumers to manage their health and well-being with locally relevant solutions. In health systems, Philips advanced efforts in 2024 to deliver benefits to providers and patients, aligning with the national agenda of improving access and quality of care. With our latest innovations, we serve the needs identified by the Chinese government to further develop local hospitals and clinics. Among the offerings introduced in the China market: Spectral CT Plus, which provides physiology insights for precise diagnosis in cardiology and oncology, and the MR Elition AI, which triples patient throughput through AI-powered workflow optimization. Leveraging our clinical insights and research capability in cardiology and neurology, we cemented partnerships with several hospitals – including Beijing Fuwai (China’s top cardiology hospital) and Zhangzhou Jiulongjiang Hospital (a top-tier private hospital) – with cross-modality solutions. International In 2024, we continued to pursue our global vision while addressing the distinct local needs and circumstances of our diverse customer base across International Region. We put renewed emphasis on building sustainable partnerships as we develop value propositions that attract more partners whose capacity can help better serve our customers. These strategic partnerships drive value creation and efficiency, as well as enable us to expand our reach into previously untouched customer territories, ensuring we deliver better care for more people across our Region. For example, Philips signed a Memorandum of Understanding with Siloam Hospitals Group in Indonesia to advance AI capabilities and development in the healthcare sector in Indonesia. The strategic collaboration, in partnership with the Universitas Pelita Harapan (UPH) Medical Sciences Group, will focus on capacity building, knowledge sharing, and implementing advanced AI solutions. Leveraging Philips’ AI innovations, the collaboration will help transform clinical care and digital health, enhance healthcare delivery and make the healthcare infrastructure more sustainable. We are advancing our go-to-market strategy for health systems by identifying and seizing new opportunities, strengthening our competitive positions, and providing improved support for customers and patients. The Personal Health Business remains vital in empowering individuals to adopt healthier care routines, providing innovative technologies and solutions that promote long- term health. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 22

2.2.3 Supply chain and procurement Philips runs an integrated supply chain tailored to customer needs, which encompasses supplier selection and management through procurement, manufacturing across all the industrial sites, logistics and warehousing operations, and customer installation, as well as demand/supply orchestration. Like the rest of the industry, we remain exposed to continued geopolitical tensions around the world, as well as (sudden) changes in tariffs or other trade measures. Labor costs and availability remained a concern due to continued inflation in 2024 and scarcity of a skilled workforce. On the other hand, overall macro-economics showed improved availability of materials. As a result, the cost of key raw materials and energy showed a downward trend compared with 2023. The overall growth rate of inflation is slowing down. Driving end-to-end supply chain reliability and agility The supply chain plays an important role in improving our performance and delivering to our customers and consumers as promised. As part of our three-year plan, we initiated multiple interventions and planned longer-term programs to improve our execution capabilities and become more resilient in navigating volatility. To further increase our responsiveness and our reliability in delivery, we continue to build a robust and efficient, more regionalized supply chain ecosystem, prioritizing service level and customer experience. In this ecosystem we carefully balance our manufacturing capabilities in-house, focusing on our strengths while leveraging suppliers’ specialized capabilities that support Philips' ambitions. When selecting and evaluating supplier partners, we consider not only business metrics such as quality, on-time delivery performance and cost, but also strategic fit and environmental, social and governance factors. We use supplier classification models to identify critical suppliers, including those supplying materials, components and services that could influence the safety and performance of our products and solutions. The Philips Supplier Quality Manual outlines Philips’ quality, regulatory, product, process and customer requirements. The standards outlined in this manual underpin agreements between suppliers and Philips, and guide compliance with Philips’ quality standards. In 2024, we continued with our technology re-design, such as the redesign of printed circuit board assemblies, and dual sourcing efforts to further increase reliability of our supply chain, including safeguarding material flows and de-risking in a sustainable manner. We aim to maintain close relationships with our suppliers and conduct an ongoing dialogue with respect to our forecast. Philips Group Supplier spend analysis per geographic area in % 2024 Western Europe 33% North America 33% Other mature geographies 5% Mature geographies 71% Growth geographies 29% Philips Group 100% Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 23

3 Financial performance Group sales 18.0 bn EUR in 2024 (1% increase on a comparable basis*) 2023 18.2 billion EUR Income from operations 529 m EUR 2023 (115) million EUR Adjusted EBITA* 2,077 m EUR (12% of sales) 2023 1,921 million EUR (11% of sales) Operating cash flow 1.6 bn EUR 2023 2.1 billion EUR Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 24

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information



"In 2024, we expanded our adjusted EBITA margin and delivered on our cash targets within a challenging growth environment. This was driven by our industry-leading innovations, as well as progress on our execution priorities and productivity measures."

Charlotte Hanneman CFO Royal Philips

3.1 Performance summary

The year 2024

- Sales amounted to EUR 18.0 billion, a decrease of 1% on a nominal basis. On a comparable basis*, sales increased 1%, on the back of solid growth in 2023. Growth in Mature Geographies was partly offset by the decline in China. Comparable sales* showed 1% growth in the Diagnosis & Treatment segment, 2% growth in the Connected Care segment, and 1% decline in the Personal Health segment due to the decline in China.
- Income from operations improved to EUR 529 million, mainly driven by higher gross margin and lower Respironics related items, partially offset by higher impairment charges.
- Net income amounted to a loss of EUR 698 million, mainly due to Respironics litigation provision charges of EUR 984 million, partly offset by Respironics insurance income of EUR 538 million, and tax expenses including deferred tax asset derecognition of EUR 941 million, compared to a loss of EUR 463 million in 2023.
- Adjusted EBITA* amounted to EUR 2,077 million, or 11.5% of sales, compared to 10.6% of sales in 2023. Connected Care and Personal Health segments showed an increase in Adjusted EBITA* margin, mainly driven by operational improvements and productivity actions, partly offset by cost inflation. Diagnosis & Treatment segment remained flat year over year.
- Net cash flows from operating activities amounted to EUR 1,569 million; free cash flow* amounted to EUR 906 million.
- Philips cancelled approximately 4.4 million shares acquired under its 2021 share repurchase program for capital reduction purposes.

Philips Group
Key data in millions of EUR unless otherwise stated

	2023	**2024**
Sales	18,169	18,021
Nominal sales growth	2%	(1%)
Comparable sales growth[1]	6%	1%
Impairment of goodwill	(8)	
Income from operations	(115)	529
as a % of sales	*(1%)*	*3%*
Financial expenses, net	(314)	(282)
Investments in associates, net of income taxes	(98)	(124)
Income tax (expense) benefit	73	(963)
Income from continuing operations	(454)	(840)
Discontinued operations, net of income taxes	(10)	142
Net income	(463)	(698)
Adjusted EBITA[1]	1,921	2,077
as a % of sales	*10.6%*	*11.5%*
Income from continuing operations attributable to shareholders[2] per common share (in EUR) - diluted	(0.48)	(0.90)
Adjusted income from continuing operations attributable to shareholders[2] per common share (in EUR) - diluted[1]	1.21	1.39

1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2 Shareholders in this table refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

25

3.1.1 Factors impacting performance The factors below are believed to have had a significant impact on Philips’ performance during the year. Macro-economic landscape In 2024, global economic growth is estimated to have improved marginally compared to 2023, but the economic situation in China weighed down growth across 2024. Global real GDP is estimated to have grown by 3.2% in 2024, compared with 2.8% in 2023. Oxford Economics expects world real GDP growth of 3.3% in 2025 excluding any impact of tariffs. Simplified operating model On January 30, 2023, Philips announced its plan to create value with sustainable impact, which is based on focused organic growth to deliver patient- and people-driven innovation at scale, with improved execution as a key value driver, prioritizing patient safety and quality, supply chain reliability and a simplified operating model. The introduction of a simplified operating model to increase agility and structurally lower the cost base by giving end-to-end accountability to the segments has continued to contribute positively to the results of operations. Workforce reduction By year-end 2024 Philips completed its previously announced plans to reduce its workforce by 10,000 roles globally by 2025. These reductions were focused on Corporate and Functions optimization and non-core activities. Workforce-related restructuring charges were EUR 106 million in 2024 and EUR 196 million in 2023. Supply chain resilience Limited availability and delays in the supply of certain components and products internationally – partly a consequence of the COVID pandemic and the Russia-Ukraine war – impacted the company's results in recent years. These supply chain constraints resulted in an increase in overall working capital, in particular inventories. In 2023, following significant actions to increase supply chain resilience and mitigate the impact of disruptions, our sales benefited from improved material availability and resolved shortages in components. In 2024 the company stepped up efforts to make its supply chain more agile in order to increase speed of execution. In addition, the company is increasingly sourcing products in the market in which they are being sold to make the supply chain more agile, which we believe is an important part of the company's ability to cater to the demands in the healthcare market and minimize the impact of potential tariffs and retaliatory trade measures. Geopolitical environment The Russia-Ukraine war continues to put pressure on the global commodity landscape and supply chains, and contribute to higher levels of inflation. Philips’ operations in Russia and Ukraine on a combined basis represented less than 1% of group sales in both 2023 and 2024. Having substantially reduced its operations in Russia in 2022, the remaining activities were focused on the delivery of medical systems, devices, and spare parts to healthcare providers as well as delivery of a limited range of mother and baby products. The ongoing situation in the Middle East further increases economic and political uncertainty. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and Connected Care, that are primarily involved in manufacturing and research and development activities. 3.1.2 Outlook Philips remains focused on successfully executing its three-year plan to drive operational improvements and create value with sustainable impact, within a challenging macro environment. For 2025, Philips expects: • 1%-3% comparable sales growth, including a mid- to high-single-digit decline in China • Adjusted EBITA margin increasing 30-80 bps to 11.8%-12.3% • Free cash flow before payment of the USD 1.1 billion cash-out relating to the US medical monitoring and personal injury settlements will be at the lower end of the range of EUR 1.4 billion to EUR 1.6 billion. Net of this cash-out, free cash flow will be EUR 0.4 billion to EUR 0.6 billion. We anticipate comparable sales growth to be back-end-loaded in the year, with a mid-single- digit decline in Q1 mainly due to lower demand in China and royalties phasing, with correspondingly lower Adjusted EBITA margin. The outlook includes the impact of the recently announced US-China tariffs. It excludes ongoing Philips Respironics-related legal proceedings, including the investigation by the US Department of Justice. * Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 26

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

3.2 Results of operations

Sales

Philips Group
Sales in millions of EUR unless otherwise stated

	2023			2024		
	Sales	Nominal sales growth	Comparable sales growth[1]	Sales	Nominal sales growth	Comparable sales growth[1]
Diagnosis & Treatment	8,825	6 %	11 %	8,790	0%	1%
Connected Care	5,138	(2%)	1%	5,134	0%	2%
Personal Health	3,602	(1%)	3%	3,486	(3%)	(1%)
Other	*604*			*611*		
Philips Group	**18,169**	**2%**	**6%**	**18,021**	**(1%)**	**1%**

[1] Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales in 2024 amounted to EUR 18,021 million, 1% lower than in 2023 on a nominal basis. Considering a 2% negative currency effect and consolidation impact, comparable sales growth* was 1%The negative currency effect was mainly due to depreciation of currencies against the euro, and affected all segments. In addition, Group sales were negatively impacted by China, mainly as a result of adverse market developments.

Comparable order intake increased to 1% in 2024, compared to a 6% decline in 2023. Comparable order intake is not a financial measure, but is presented when discussing the Philips Group's performance. For further details, refer to the Other Key Performance indicators section.

Diagnosis & Treatment

In 2024, sales amounted to EUR 8,790 million, in line with the nominal sales in 2023. Considering a 2% negative currency effect and consolidation impact, comparable sales* increased by 1%. This was driven by mid-single-digit growth in Image-Guided Therapy, partly offset by a decline in Precision Diagnosis mainly due to the extended hospital procurement cycles as a result of the ongoing industry wide anti-corruption campaign in China.

Connected Care

In 2024, sales amounted to EUR 5,134 million, in line with the nominal sales in 2023. Considering a 2% negative currency effect and consolidation impact, comparable sales* increased by 2%. This growth was mainly driven by mid-single-digit growth in Enterprise Informatics, double-digit growth in Sleep & Respiratory Care, partly offset by a low-single-digit decline in Monitoring on the back of double-digit growth in 2023.

Personal Health

In 2024, sales amounted to EUR 3,486 million, 3% lower than in 2023 on a nominal basis. Considering a 2% negative currency effect and consolidation impact, growth in comparable sales was (1)%. This was mainly due to deteriorated demand in China due to cautious spending behavior, which offset growth in other geographies.

Other

In 2024, sales amounted to EUR 611 million, compared to EUR 604 million in 2023, mainly driven by higher royalty income.

Sales by geographic area

Philips Group
Sales by geographic area in millions of EUR unless otherwise stated

	2023			2024		
	Sales	Nominal sales growth	Comparable sales growth[1]	Sales	Nominal sales growth	Comparable sales growth[1]
Western Europe	3,819	6%	7%	3,978	4%	5%
North America	7,562	0%	3%	7,655	1%	2%
Other mature geographies	1,626	(1%)	7%	1,526	(6%)	(1%)
Mature geographies	**13,007**	**1%**	**4%**	**13,159**	**1%**	**2%**
Growth geographies	5,162	3%	10%	4,863	(6%)	(2%)
Philips Group	**18,169**	**2%**	**6%**	**18,021**	**(1%)**	**1%**

[1] Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in Western Europe increased year-on-year on a nominal and comparable basis* with double-digit growth in the Connected Care segment and low-single-digit growth in the Diagnosis & Treatment and the Personal Health segments. Sales in North America increased year-on-year on a nominal and comparable basis* with mid-single-digit growth in the Diagnosis & Treatment segment and low-single-digit growth in Connected Care segment, which was partly offset by a low-single-digit decline in the Personal Health segment. Sales in Other mature geographies decreased year-on-year, mainly due to lower sales in segment Other which was partly offset by low-single-digit comparable sales growth* in the Diagnosis & Treatment and the Personal Health segments. Connected Care segment sales growth in Other mature geographies was flat.

In Growth geographies in 2024 comparable sales growth* was negative in all segments mainly due to lower demand from consumers and health systems in China.

27

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Cost of sales

Philips Group
Cost of sales components in millions of EUR unless otherwise stated

	2023	As a % of sales	2024	As a % of sales
Costs of materials used	4,626	25%	4,213	23%
Salaries and wages	2,381	13%	2,313	13%
Depreciation and amortization	461	3%	609	3%
Other manufacturing costs	3,252	18%	3,113	17%
Cost of sales	**10,721**	**59%**	**10,248**	**57%**

Philips' cost of sales decreased by EUR 473 million to EUR 10,248 million in 2024 compared to EUR 10,721 million in 2023, and decreased as a percentage of sales, mainly due to decreased Cost of materials used by EUR 413 million in 2024, which was driven by productivity actions, lower restructuring, acquisition-related and other items and a favorable foreign currency impact.

Other key factors influencing cost of sales were as follows:
- Salaries and wages decreased by EUR 68 million, mainly driven by productivity actions, lower restructuring charges and a favorable foreign currency impact, partly offset by cost inflation;
- Depreciation and amortization increased by EUR 148 million in 2024, mainly due to an intangible asset impairment charge;
- Other manufacturing costs decreased by EUR 139 million in 2024, driven by productivity actions and a favorable foreign currency impact, partly offset by cost inflation.

Gross margin

In 2024, Philips' gross margin was EUR 7,773 million, or 43% of sales, compared to EUR 7,448 million, or 41% of sales, in 2023. The gross margin increased by EUR 325 million year-on-year, driven by operational improvements, productivity measures and lower restructuring, acquisition-related and other items, and a favorable foreign currency impact, partly offset by cost inflation.

Selling expenses

Selling expenses amounted to EUR 4,486 million, or 25% of sales, in 2024, compared to EUR 4,524 million, or 25% of sales, in 2023. Year-on-year selling expenses decreased by EUR 38 million, mainly driven by productivity actions, lower restructuring, acquisition-related and other items and a favorable foreign currency impact, partly offset by cost inflation.

General and administrative expenses

General and administrative expenses amounted to EUR 582 million, or 3% of sales, in 2024, compared to EUR 608 million, or 3% of sales, in 2023. Expenditure decreased year-on-year by EUR 26 million, mainly driven by productivity actions, lower restructuring, acquisition-related and other items and a favorable foreign currency impact, partly offset by cost inflation.

Research and development expenses

Research and development costs were EUR 1,747 million, or 10% of sales, in 2024, compared to EUR 1,890 million, or 10% of sales, in 2023. The costs decreased by EUR 143 million year-on-year, mainly driven by productivity actions, lower restructuring, acquisition-related and other charges and a favorable foreign currency impact, partly offset by cost inflation.

Philips Group
Research and development expenses in millions of EUR unless otherwise stated

	2023	2024
Diagnosis & Treatment	828	899
Connected Care	663	599
Personal Health	197	190
Other	*202*	*59*
Philips Group	**1,890**	**1,747**
As a % of sales	*10 %*	*10 %*

Restructuring, acquisition-related charges and other items

Restructuring, acquisition-related charges and other items were EUR 1,156 million in 2024, compared to EUR 1,739 million in 2023. Respironics related charges were EUR 691 million in 2024 compared to EUR 1,162 million in 2023. 2024 includes Respironics litigation provision charges of EUR 984 million, partly offset by Respironics insurance income of EUR 538 million.

Philips Group
Restructuring charges in millions of EUR

	2023	2024
Restructuring charges per segment:		
Diagnosis & Treatment	73	122
Connected Care	64	29
Personal Health	9	25
Other	*139*	*91*
Philips Group	**285**	**268**
Cost breakdown of restructuring charges:		
Provision for personnel lay-off costs	196	106
Restructuring-related asset impairment	56	134
Other restructuring-related costs	33	29
Philips Group	**285**	**268**

In 2024, Philips continued general productivity actions aimed at simplifying the organization to streamline ways of working and reduce operating expenses. This included the further reduction of 2,000 roles, thereby completing the planned reduction of 10,000 roles globally across the organization by 2025 ahead of schedule. In addition, other restructuring projects were executed during the year, of which the most significant impacted the segments Other and Connected Care and mainly took place in the US and Netherlands.

28

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

For further information on restructuring, refer to Provisions.

Philips Group
Acquisition-related charges in millions of EUR

	2023	2024
Diagnosis & Treatment	45	34
Connected Care	51	24
Philips Group	**96**	**58**

In 2024, acquisition-related charges in the Diagnosis & Treatment segment mainly related to the acquisition of Spectranetics, due to post-acquisition integration costs. The Connected Care segment recorded charges mainly related to the acquisition of BioTelemetry, due to post-acquisition integration costs. In 2023, acquisition-related charges in the Diagnosis & Treatment segment mainly related to the acquisition of Spectranetics, and in the Connected Care segment mainly related to the acquisition of BioTelemetry and Capsule Technologies, due to post-acquisition integration costs.

Philips Group
Other items in millions of EUR

	2023	2024
Diagnosis & Treatment	92	45
Connected Care	1,275	765
Personal Health	22	-
Other	(32)	20
Philips Group	**1,358**	**830**
Consisting of:		
Respironics litigation provision	575	984
Respironics insurance income		(538)
Respironics consent decree charges	363	113
Respironics field-action running costs	224	133
Respironics-related charges	1,162	691
Quality actions	175	123
Provision for a legal matter	31	
Investment re-measurement loss	23	
Gain on divestment of business	(35)	
Remaining items	2	16
Philips Group	**1,358**	**830**

In 2024 Respironics-related charges totaled EUR 691 million as the impact of the Respironics litigation provision was partly offset by Respironics insurance income in the Connected Care segment. In 2023 Respironics-related charges totaled EUR 1,162 million.

Income from operations (EBIT) and Adjusted EBITA*

The following overview shows Income from operations and Adjusted EBITA* by segment.

Philips Group
Income from operations and Adjusted EBITA[1] in millions of EUR unless otherwise stated

	Income from operations	As a % of sales	Adjusted EBITA[1]	As a % of sales
2024				
Diagnosis & Treatment	592	7%	1,018	11.6%
Connected Care	(466)	(9%)	494	9.6%
Personal Health	544	16%	584	16.8%
Other	*(142)*		*(18)*	
Philips Group	**529**	**3%**	**2,077**	**11.5%**
2023				
Diagnosis & Treatment	721	8%	1,028	11.6%
Connected Care	(1,199)	(23%)	369	7.2%
Personal Health	552	15%	597	16.6%
Other	*(190)*		*(73)*	
Philips Group	**(115)**	**(1%)**	**1,921**	**10.6%**

1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Income from operations amounted to EUR 529 million, or 3% of sales, in 2024, compared to a loss of EUR 115 million, or (1)% of sales, in 2023, mainly driven by higher and lower charges in restructuring, acquisition-related and other items in 2024. Adjusted EBITA* increased to EUR 2,077 million and the margin improved to 11.5%, compared to EUR 1,921 million and a margin of 10.6% in 2023, mainly driven by operational improvements and productivity actions. Amortization of acquired intangible assets was EUR 392 million in 2024 compared to EUR 298 million in 2023, which also included goodwill impairment charges of EUR 8 million.

Diagnosis & Treatment

Income from operations decreased to EUR 592 million in 2024, compared to EUR 721 million in 2023. This was mainly due to a value adjustment on current assets, and partly offset by an increase from pricing & productivity actions. Adjusted EBITA* remained stable at 11.6% of sales in 2024.

Connected Care

Income from operations improved to EUR (466) million in 2024, compared to EUR (1,199) million in 2023. 2024 was mainly driven by lower charges in relation to Respironics, operational improvements and pricing & productivity actions. Adjusted EBITA* improved to 10% of sales in 2024.

29

Personal Health Income from operations decreased to EUR 544 million in 2024, compared to EUR 552 million in 2023. This was mainly due to lower sales as a result of the decline in China, partly offset by operational improvements and productivity actions. Adjusted EBITA* remained stable at 17% of sales in 2024. Other In Other we report on the items Innovation & Strategy, IP Royalties, Central costs and Other. Income from operations amounted to a loss of EUR (142) million in 2024, compared to a loss of EUR (190) million in 2023. Adjusted EBITA* amounted to a loss of EUR (18) million, compared to a loss of EUR (73) million in 2023. The increase in Income from operations and Adjusted EBITA* was mainly driven by higher royalty income and lower costs. Financial income and expenses Financial income and expenses resulted in a net expense of EUR 282 million in 2024, compared to a net expense of EUR 314 million in 2023, mainly driven by higher interest income on cash and cash equivalents and higher net foreign exchange losses in 2023, partly offset by higher interest expenses and provision-related accretion costs. Income taxes Income tax expense increased to EUR 963 million in 2024, compared to an income tax benefit of EUR 73 million in 2023. The income tax expense increased by EUR 1,036 million year-on-year, mainly due to the de-recognition of deferred tax assets in the US and higher income before tax in 2024, as well as recognition of historical tax credits in 2023. Investments in associates Results related to investments in associates declined from a loss of EUR 98 million in 2023 to a loss of EUR 124 million in 2024. 2024 includes impairments of EUR 103 million and share of results of associates of EUR 20 million. 2023 includes impairments of EUR 58 million and share of results of associates of EUR 40 million. Discontinued operations In 2024 and 2023, Discontinued operations consisted primarily of the Domestic Appliances business and certain other divestments that were reported as discontinued operations. In 2024, Discontinued operations included a tax benefit of EUR 140 million relating to tax audit settlements of prior years. For further information, refer to Discontinued operations and assets classified as held for sale. Net income and earnings per share Net income amounted to a loss of EUR 698 million in 2024, a decrease of EUR 235 million compared to 2023, mainly due to higher tax expenses partly offset by higher gross margin and lower Respironics related items. Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only. Income from continuing operations attributable to shareholders per common share (in EUR) - diluted, was EUR (0.90) in 2024, compared to EUR (0.48) in 2023. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted* was EUR 1.39 in 2024, compared to EUR 1.21 in 2023. Non-controlling interests Net income attributable to non-controlling interests increased from EUR 2 million in 2023 to EUR 3 million in 2024. * Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 30

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

3.3 Financial position

3.3.1 Acquisitions and divestments

In 2024, Philips did not make any acquisitions.

In 2024, Philips completed four divestments for net cash consideration of EUR 118 million. The divestments were not individually material.

In 2023, Philips completed one acquisition involving a total net cash outflow of EUR 53 million (total equity price and settlement of debt). The purchase price allocation was finalized in the second quarter of 2024.

In 2023, Philips completed six divestments for a cash consideration of EUR 80 million notably Philips Pharma Solutions in the US.

For details, please refer to Acquisitions and divestments.

3.3.2 Financing

Summary balance sheet information as of December 31, 2023 and 2024 is presented in the following table. For details refer to Consolidated balance sheets.

Philips Group
Summary balance sheet information in millions of EUR

	2023	2024
Property, plant and equipment	2,483	2,452
Intangible assets	13,067	13,365
Investments and financial assets	1,050	968
Deferred tax assets	2,627	1,916
Inventories	3,491	3,198
Receivables	4,146	3,974
Other assets	672	704
Payables	(3,886)	(3,531)
Provisions	(2,498)	(2,972)
Contract liabilities	(2,278)	(2,130)
Other liabilities	(993)	(661)
Net assets to be financed	**17,881**	**17,280**
Cash and cash equivalents	1,869	2,401
Debt	(7,689)	(7,639)
Net debt[1]	**(5,820)**	**(5,238)**
Non-controlling interests	(33)	(37)
Shareholders' equity	(12,028)	(12,006)
Financing	**(17,881)**	**(17,280)**

[1] Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

3.3.3 Debt position

Total debt outstanding at the end of 2024 was EUR 7,639 million, compared with EUR 7,689 million at the end of 2023.

Philips Group
Total debt outstanding in millions of EUR

	2023	2024
Long-term debt	7,035	7,113
Short-term debt	654	526
Debt	**7,689**	**7,639**

Philips Group
Balance sheet changes in debt in millions of EUR

	2023	2024
New lease liabilities	233	167
New borrowings long-term debt	544	710
Repayments long-term debt incl. leases	(754)	(763)
New borrowings (repayments) short-term debt	29	(30)
Forward contracts entered (matured)	(462)	(248)
Currency effects, consolidation changes and other	(102)	114
Changes in debt	**(512)**	**(50)**

In 2024, total debt decreased by EUR 50 million compared to 2023. The decrease was primarily the result of repayment of existing debt and leases as well as the maturity of forward contracts related to the share buyback program and long-term incentive and employee stock purchase plans, partly offset by the issuance of principal amount of EUR 700 million fixed rate notes maturing in 2032. The remainder of proceeds from the new issuance will be used for the repayment of USD bond maturities in 2025. Changes in payment obligations from forward contracts relate to the maturity of EUR 167 million of share buyback forwards and EUR 146 million of forwards relating to long-term incentive and employee stock purchase plans. This was partially offset by new forwards for long-term incentive and employee stock purchase plans of EUR 65 million (as announced in August 2024).

In 2023, total debt decreased by EUR 512 million compared to 2022. The decrease mainly comes from maturing forward contracts related to the share buyback program and long-term incentive and employee stock purchase plans, and repayments of long-term debt including leases, partly offset by the issuance of EUR 500 million of fixed rate notes that mature in 2031.

At the end of 2024, long-term debt as a proportion of the total debt stood at 93% with an average remaining term (including current portion) of 5.9 years, compared to 91% and 6 years, respectively at the end of 2023. For further information, please refer to Debt.

31

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

3.3.4 Shareholders' equity

In 2024, shareholders' equity decreased by EUR 23 million to EUR 12,006 million at year-end. The decrease was mainly due to the net loss attributable to shareholders of EUR 702 million and currency translation gains in equity of EUR 751 million, primarily due to the appreciation of the US dollar against the euro in 2024.

In 2023, shareholders' equity decreased by EUR 1,220 million to EUR 12,028 million at year-end. The decrease was mainly due to the net loss attributable to shareholders of EUR 466 million and currency translation reductions in equity of EUR 604 million, primarily due to the depreciation of the US dollar against the euro in 2023.

Share capital structure

The number of issued common shares of Royal Philips as of December 31, 2024 was 939,939,384. At year-end 2024, the company held 14.9 million shares in treasury to cover obligations under long-term incentive plans. In 2024 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2024, the outstanding forward contracts related to 6.5 million shares. Philips issued 30.9 million shares in May 2024 in order to distribute the 2023 dividend. The company cancelled 4.4 million shares in June 2024.

The number of issued common shares of Royal Philips as of December 31, 2023 was 913,515,966. At year-end 2023, the company held 7.1 million shares in treasury to cover obligations under long-term incentive plans. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2023, no such options remained outstanding. In 2023 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2023, the outstanding forward contracts related to 15.5 million shares. Philips issued 39.3 million shares in May 2023 in order to distribute the 2022 dividend. The company cancelled 15.1 million shares in December 2023.

Share repurchase methods for long-term incentive plans and capital reduction purposes

Historically, Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2024, Philips used methods (i) and (ii) to repurchase shares for share-based compensation plans and method (ii) to repurchase shares for capital reduction purposes.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

For more information on share repurchase transactions entered into 2022, 2023, and 2024, refer to Equity.

Philips Group
Impact of share acquisitions and cancellations on share count
in thousands of shares as of December 31

	2020	2021	2022	2023	**2024**
Shares issued	911,053	883,899	889,315	913,516	939,939
Shares in treasury	5,925	13,717	7,835	7,113	14,930
Shares outstanding	905,128	870,182	881,481	906,403	925,009
Shares acquired	8,670	45,486	5,081	15,964	13,718
Shares cancelled	3,810	33,500	8,758	15,134	4,437

32

3.4 Cashflow and liquidity 3.4.1 Cash flows The movements in cash and cash equivalents balance for the years ended December 31, 2023 and 2024 are presented and explained in the following table Philips Group Condensed consolidated cash flows in millions of EUR 2023 2024 Beginning cash and cash equivalents balance 1,172 1,869 Net cash flows from operating activities 2,136 1,569 Net cash flows from investing activities Net capital expenditures (554) (663) Other cash flows from investing activities (82) 90 Net cash flows from financing activities Treasury shares transactions (662) (410) Changes in debt (181) (83) Dividend paid to shareholders of the company (2) (1) Other cash flow items (81) 43 Net cash flows from discontinued operations 123 (13) Ending cash and cash equivalents balance 1,869 2,401 Net cash flows from operating activities Net cash flows from operating activities amounted to an inflow of EUR 1,569 million in 2024, compared to an inflow of EUR 2,136 million in 2023. This decrease is mainly due to the payments in connection with the Respironics economic loss settlement in the US and working capital outflows, partly offset by the Respironics insurance receipt. Free cash flow* amounted to a cash inflow of EUR 906 million in 2024, compared to an inflow of EUR 1,582 million in 2023. Net cash flows from operating activities amounted to an inflow of EUR 2,136 million in 2023, compared to an outflow of EUR 173 million in 2022. This increase is mainly due to higher cash earnings and lower working capital, and includes a EUR 141 million payment related to the previously announced resolution of the economic loss class action in the US. Free cash flow* amounted to a cash inflow of EUR 1,582 million in 2023, compared to an outflow of EUR 961 million in 2022. Net cash flows from investing activities Net cash flows from investing activities consist of net capital expenditures and other cash flows from investing activities. In 2024, other cash flows from investing activities amounted to a cash inflow of EUR 90 million, mainly due to proceeds from divested businesses and cash receipt with respect to foreign exchange derivative contracts. In 2023, other cash flows from investing activities amounted to a cash outflow of EUR 82 million, mainly due to a new business acquisition and minority investments, partly offset by divestment proceeds. Net cash flows from financing activities Net cash flows from financing activities consist of treasury shares transactions, changes in debt, dividend paid and other cash flow items. In 2024, treasury shares transactions mainly includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that were announced on July 26, 2021 and completed on April 12, 2024 as well as related withholding taxes, and share repurchases for long-term incentive plans, which resulted in EUR 410 million net cash outflow. Changes in debt mainly includes the new bond issuance of EUR 700 million and bond redemption of EUR 547 million, partly offset by debt repayments. In 2023, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 662 million net cash outflow. Changes in debt mainly includes new bonds issued of EUR 500 million and loan repayments amounting to EUR 500 million. The dividend was distributed fully in shares. Other cash flow items In 2024, Other cash flow item amounted to a inflow of 43 million, is due to foreign currency impact on the cash balance In 2023, Other cash flow item amounted to a outflow of 81 million, is due to foreign currency impact on the cash balance Net cash flows from discontinued operations In 2024, net cash provided to discontinued operations was EUR 13 million, mainly related to the tax claims from the previously divested business. In 2023, net cash provided by discontinued operations was EUR 123 million, mainly related to a refund received of advance tax payments of a previously disposed business. * Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 33

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

3.4.2 Liquidity position

As of December 31, 2024, the Philips Group had access to available liquidity of EUR 3,405 million (2023: EUR 2,883 million) including cash and cash equivalents and a EUR 1 billion committed revolving credit facility, compared to gross debt of EUR 7,639 million (2023: EUR 7,689 million).

Philips Group
Liquidity position in millions of EUR

	2023	2024
Cash and cash equivalents	1,869	2,401
Listed equity investments at fair value[1]	14	4
Committed revolving credit facility	1,000	1,000
Credit facility		
Liquidity	**2,883**	**3,405**
Short-term debt	(654)	(526)
Long-term debt	(7,035)	(7,113)
Debt	**(7,689)**	**(7,639)**
Net available liquidity resources	**(4,806)**	**(4,233)**

[1] Philips holds listed equity investments at fair value (level 1) in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.

In 2024, Philips extended the maturity of its EUR 1 billion committed revolving credit facility to 2029. The facility can be used for general group purposes, such as a backstop for its Commercial Paper Program.

Philips' Commercial Paper Program amounts to USD 2.5 billion, under which commercial paper can be issued up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2024, Philips had no commercial paper outstanding.

Philips established a Euro Medium Term Note (EMTN) program which facilitates the issuance of notes for a total amount of up to EUR 10 billion. In 2024, Philips issued EUR 700 million fixed rate notes due 2032 under the program for general corporate purposes, including the repayment of existing debt.

The company's liquidity risk management procedures have not changed significantly during 2024. The access to existing lines of credit remains intact. These lines of credit, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks. Further, with respect to potential claims related to the Respironics recall, please refer to Contingencies. Management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Philips' existing long-term debt is rated BBB+ (with stable outlook) by Fitch, Baa1 (changed from negative to stable outlook in 2024) by Moody's, and BBB+ (changed from negative to stable outlook in 2024) by Standard & Poor's. As part of our capital allocation policy, our net debt position is managed with the intention of retaining our strong investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. Philips' aim when managing the net debt position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders. Philips' outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the company's ratings will not trigger automatic withdrawal of committed credit facilities or any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by Philips in March 2008 and 2012 contain a 'Change of Control Triggering Event' and the EUR-denominated bonds contain a 'Change of Control Put Event'). A description of Philips' credit facilities can be found in Debt.

Philips Group
Credit rating summary

	Long-term	Short-term	Outlook
Fitch	BBB+		Stable
Moody's	Baa1	P-2	Stable
Standard & Poor's	BBB+	A-2	Stable

Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational needs or general purposes. The company faces cross-border foreign exchange controls and/or other legal restrictions in a few countries, which could limit its ability to make these balances available on short notice for general use by the group.

Philips believes its current liquidity and direct access to capital markets is sufficient to meet its present financing needs.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

34

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

3.4.3 Cash obligations

Contractual cash obligations

The following table presents a summary of the Group's fixed contractual cash obligations and commitments as of December 31, 2024. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the following table:

Philips Group
Contractual cash obligations[1 2] in millions of EUR

		Payments due by period			
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	7,168		2,006	1,338	3,824
Short-term debt	525	525			
Interest on debt	1,792	197	368	325	902
Derivative liabilities	72	64	8		
Purchase obligations[3]	1,161	300	307	210	344
Trade and other payables	1,830	1,830			
Contractual cash obligations	**12,548**	**2,916**	**2,689**	**1,873**	**5,070**

1 Amounts in this table are undiscounted
2 This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.
3 Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Debt includes forward contracts of EUR 142 million (nominal value) relating to the repurchase of shares to cover long-term incentive and employee stock purchase plans. In 2024, Philips entered into a forward contract for EUR 65 million that matures in 2026 relating to the repurchase of up to 2.5 million shares for long-term incentive and employee stock purchase plans.

Philips offers voluntary supply chain finance programs with third parties, which provide participating suppliers with the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of these arrangements. As of December 31, 2024, approximately EUR 97 million (2023: EUR 114 million) of the Philips accounts payable were transferred under these arrangements.

Other cash commitments

The company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had various provisions by the end of 2024 which are expected to result in cash outflows in 2025. Refer to Provisions.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 130 million (2023: EUR 153 million). Capital contributions already made to these investment funds are recorded as non-current financial assets.

Please refer to Dividend for information on the proposed dividend distribution.

Please refer to Equity for information on other Long-term incentive and employee stock purchase plans.

Guarantees

Philips' policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2024 and 2023. Remaining off-balance-sheet business-related guarantees on behalf of third parties and associates amount to EUR 343 million as of December 31, 2024 (December 31, 2023: EUR 2 million). These mainly include bank guarantees secured for insurance companies to cover product liability-related cash flows related to the Respironics recall.

3.4.4 Dividend

Dividend policy

Philips' dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 8, 2025, to declare a distribution of EUR 0.85 per common share, in shares or cash at the option of the shareholder, against retained earnings.

If the above dividend proposal is adopted, the shares will be traded ex-dividend at the Euronext Amsterdam as of May 12, 2025, and at the New York Stock Exchange as of May 13, 2025. In compliance with the listing requirements of Euronext Amsterdam and the New York Stock Exchange, the dividend record date will be May 13, 2025.

Shareholders will be given the opportunity to make their choice between shares and cash between May 14 and June 2, 2025, for shares traded at the New York Stock Exchange, and between May 14 and June 3, 2025, for shares traded at Euronext Amsterdam. If no choice is made during this election period, the dividend will be distributed in shares.

35

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Of the total dividend distribution to all shareholders (up to EUR 786 million), a maximum of 50% will be available for payment in cash. If shareholders in total elect to receive an aggregate amount of cash dividend that exceeds the maximum percentage of the total dividend amount, those shareholders who elected to receive their dividend in cash will receive their cash dividend on a pro-rata basis, the remainder being distributed in shares.

The number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 30, June 2 and June 3, 2025. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on June 5, 2025. Delivery of new common shares and payment of the dividend, with settlement of fractions in cash, if required, will take place from June 6, 2025.

	Ex-dividend date	Record date	Distribution from
Euronext Amsterdam	May 12, 2025	May 13, 2025	June 6, 2025
New York Stock Exchange	May 13, 2025	May 13, 2025	June 6, 2025

Further details will be given in the agenda with explanatory notes for the 2025 Annual General Meeting of Shareholders. The proposed distribution and all dates mentioned remain provisional until then.

Dividend in shares distributed out of retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). Shareholders are advised to consult their tax advisor on the applicable situation with respect to taxes on the dividend received.

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group
Gross dividends on the common shares (per share)

	2020 [1]	2021 [1]	2022 [2]	2023 [2]	**2024 [1]**
in EUR	0.85	0.85	0.85	0.85	0.85
in USD	0.95	1.03	0.90	0.93	0.92

1 In cash or shares at the election of shareholder.
2 In shares only.
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

36

4 Environmental, Social and Governance 1.96 billion lives improved by our products and solutions, including 242 million in underserved communities First edition of annual disclosures under the Corporate Sustainability Reporting Directive in the EU Driving toward supplier sustainability targets, and recognized as a Supplier Engagement Leader New culture framework, impact with care, with patient safety, quality, and integrity at the heart of everything we do Clear management and independent oversight responsibilities, and actively engaging stakeholders to foster meaningful dialogues Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 37

Philips has a long history of doing business sustainably, both in the environmental as well as the social dimension. This is not only a matter of responsible business, it also drives our company success and innovation. We have been recognized as a front-runner in the area of sustainability and for leading the way in, for example, climate action, tax transparency, supplier sustainability and sustainability reporting. Our first environmental programs go back to the 1980s and were focused on reducing the environmental impact of our sites. This was later enhanced by our EcoDesign program, through which we aimed to reduce the environmental impact of our products. After that, we included the impact of our value chain, first through our supplier sustainability program, followed by engagements with our customers. This culminated in our Science Based Targets, and we are proud that we were the first healthcare company to have its value chain emission reduction plan validated and approved by the Science Based Target initiative, and to have been included in the Carbon Disclosure Project's ‘A-list’ for 12 years in a row. Philips also has a strong social track record, having been a pioneer with its pension plan and health insurance for its employees in the previous century, paying at least a living wage to its employees, and being recognized as an employer of choice. Like our environmental programs, we expanded our programs to include employees in our supply chain more than 10 years ago. In addition, we can build on a tradition of sustainability reporting, beginning with our first Environmental Annual Report published in 1999. In 2003, we expanded the Environmental Annual Report with the launch of our first Sustainability Annual Report. This report provided details of our social and economic performance in addition to our environmental results. Next, in 2008, we published our first integrated financial, social and environmental report. Since then, our sustainability reporting has developed further from year to year, now covering the Environmental, Social and Governance (ESG) dimensions. This Annual Report is our 17th annual integrated financial and sustainability report. Although the Corporate Sustainability Reporting Directive ((EU) 2022/2464) has not been implemented into Dutch law yet, the sustainability report included herein has been written to comply with disclosure requirements of the underlying European Sustainability Reporting Standards (ESRS). Refer to General basis for preparation to see which chapters and sections together constitute our sustainability statement. In this chapter, we explain how we act and perform in the environmental and social dimensions, and we describe the main elements of our governance framework. The ESG information in this chapter is further explained and underpinned in greater detail in Sustainability statement. Following our Double Materiality Assessment, we report in this chapter on these material topics on which ESRS have been published: • Climate change (ESRS E1) • Resource use and circular economy (ESRS E5) • Own workforce (ESRS S1) • Workers in the value chain (ESRS S2) • Consumers and end-users (ESRS S4) • Business conduct (ESRS G1) Our reporting is aligned with the comprehensive and integrated Environmental, Social and Governance (ESG) commitments we have adopted for the period 2020-2025. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 38 “We are proud of the progress we made in 2024 on our ambition to be a responsible and sustainable company. Our integrated approach to ESG enables Philips to deliver better care for more people and create sustainable long-term value for our stakeholders.” Marnix van Ginneken Chief ESG & Legal Officer Royal Philips

Our key ESG commitments Environmental We act responsibly toward our planet in line with UN SDGs 12 and 13. Social Our purpose is to improve people’s health and well-being through meaningful innovation, in line with UN SDG 3. We act responsibly toward society and partner with our stakeholders. Governance We aim to deliver superior long-term value for our customers and shareholders, and seek to live up to the highest standards of ethics and governance in our culture and practices. • We will maintain carbon neutrality and use 75% renewable energy in our operations by 2025. We have set ambitious targets to reduce CO₂ emissions in our entire value chain in line with a 1.5 °C global warming scenario (based on Science Based Targets). • We will generate 25% of our revenue from products, services and solutions contributing to circularity, and offer responsible take-back on all professional medical equipment by 2025. • We will embed circular practices at our sites and put zero waste to landfill by 2025. • We will design all new product introductions in line with our EcoDesign requirements by 2025, with ‘EcoHeroes’ accounting for 25% of hardware revenues. • We work with our suppliers to reduce the environmental footprint of our supply chain in line with a 1.5 °C global warming scenario (based on Science Based Targets). • We engage with our stakeholders and other companies to drive sustainability efforts addressing the United Nations Sustainable Development Goals. • We aim to improve the health and well-being of 2.5 billion people per year by 2030, including 400 million people in underserved communities. • It is our strategy to lead with innovative solutions to deliver real change – helping our customers achieve better health outcomes, a better experience for patients and staff, and lower cost of care, as well as helping people take better care of their health. • We aim to be the best place to work for our employees, providing opportunities for learning and development, promoting an inclusive workplace that reflects the diversity of our community through fair hiring and promotion practices, and assuring a safe and healthy work environment. We pay at least a living wage and aim for employee engagement above the high-performance norm. • Through our supplier development program we will improve the lives of 1 million workers in our supply chain by 2025. • We actively engage with and support the communities in which we operate, e.g., through volunteering, internships, and STEM (Science, Technology, Engineering, Mathematics) initiatives. • We contribute to the Philips Foundation, an independent foundation (stichting) organized under Dutch law, which aims to provide access to quality healthcare for disadvantaged communities. • We consider our tax payments as a contribution to the communities in which we operate, as part of our social value creation. • Our management structure and governance combine responsible leadership and independent supervision. • Our integrated operating model defines how we work together to delight our customers and achieve our company goals, leveraging our global scale and capabilities. • Enabling the delivery of patient-centric, safe, and high- quality care – the essence of patient safety and quality – is foundational to Philips’ purpose to improve the health and well-being of people through meaningful innovation. • Our remuneration policy is designed to focus employees throughout the Philips Group on pursuing our purpose and delivering on our strategy, and to motivate them to create superior, long-term stakeholder value. Our executive annual incentives and long-term incentive plan are partly based on ESG objectives. • Our General Business Principles set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries, and serve as a reference for the business conduct we expect from all our business partners. • Our risk management is designed to provide an appropriate level of assurance that strategic and operational objectives are met, legal requirements complied with, and the integrity of the company’s reporting and related disclosures are safeguarded. • We are transparent about our plans, activities, results and contributions to society (e.g., tax reporting, and engaging with shareholders, customers, business partners, governments and regulators through a variety of platforms). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 39

ESG governance The above is an overview of our current key ESG commitments. Through these commitments and the underlying ESG programs, metrics, road maps, goals and targets we specify and operationalize the ambitions in our 2020-2025 ESG plan. The Board of Management, including the Chief ESG & Legal Officer, is responsible for the design and management of our 2020-2025 ESG plan and typically convenes the Group Sustainability team and (where relevant) Business, Region or Function leaders four times per year on ESG matters. During these meetings, the Board of Management defines Philips’ ESG strategy, commitments, programs, action plans and policies, as well as oversees major transactions, monitors progress on ESG priorities, and takes corrective action where needed. Progress on ESG is communicated internally and externally on our results website on a quarterly basis and at least annually to the Executive Committee and the Supervisory Board. The ultimate oversight of the ESG dimensions, and their integration into the company’s overarching strategy, is a responsibility of the Supervisory Board as a whole because of the significance of ESG matters. While retaining this overall responsibility, the Supervisory Board is supported by the Audit Committee, which meets quarterly to discuss significant developments in impacts, risks and opportunities, developments in ESG reporting, and other relevant topics. Please refer to the Supervisory Board report for the Supervisory Board members with specific ESG and sustainability expertise, and the Supervisory Board's ESG-related activities during the year. The Supervisory Board as a whole has sufficient ESG and sustainability-related expertise relevant to the sector in which the company is operating, also considering the way we address impacts, risks and opportunities with respect to the material topics identified through our Double Materiality Assessment. Furthermore, both our Board of Management and our Supervisory Board leverage all relevant expertise through their direct access to the Group Sustainability team and (where relevant) external experts. In our sustainability statement we explain the progress made in the execution of our ESG plan. However, nothing in our statement should be read or construed to represent or imply a guarantee or any other legally enforceable obligation vis-à-vis our stakeholders. We do what is reasonable and practical, and we actively partner with our stakeholders to achieve our aspirational goals and targets, while acknowledging and weighing economic and practical constraints and other external factors that may limit our ability to control environmental and social impacts, in particular beyond our own operations. It is furthermore noted that our ESG efforts and our globally applying aspirational goals and targets, including but not limited to those related to diversity, inclusion and well-being, are subject to our compliance with local rules and regulations, some of which may conflict across jurisdictions. 4.1 Environmental Our global operations and supply chain impact the environment, yet our greatest potential impact is in our downstream value chain through the sustainable design of our products and solutions. Through this work, we contribute to UN Sustainable Development Goals (SDG) 12 and 13. This section provides an overview of key environmental indicators relevant to our ESG commitments. Our focus is on the material topics identified through our Double Materiality Assessment – climate change and resource use and circular economy – but we also address Biodiversity and Ecosystem Services as some rating agencies expect us to provide information on this. Further details are available in Sustainability statement. 4.1.1 Measuring our environmental impact Philips has been performing Life Cycle Assessments (LCAs) since 1990. These LCAs provide insight into the lifetime environmental impact of our products. They are used to steer our EcoDesign efforts by reducing the environmental impact during the lifetime of our products and to grow our Green/EcoDesigned/EcoHero and Circular portfolio. Beyond that, for the eighth year, we have measured our environmental impact on society at large via an Environmental Profit & Loss (EP&L) statement, which includes the hidden environmental costs associated with our activities and products. It provides insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions. The EP&L statement is based on LCA methodology, in which the environmental impacts are expressed in monetary terms using conversion factors developed by CE Delft. As we gain new insights and retrieve more and better data in the future, we will be able to enhance the methodology, use-cases and accuracy of results. For more information and details refer to our methodology document. Environmental Profit & Loss statement 2024 Philips reduced its EP&L impact in 2024 to EUR 3.82 billion, compared with the EP&L impact of EUR 4.21 billion in 2023. This is mainly due to differences in sales mix. The most significant environmental impact, 48% of the total, is related to the use of sold products, which is due to electricity consumption. Human toxicity (mainly linked to electricity generation), particulate matter formation, and climate change are the key environmental impact categories contributing to this result. The environmental costs include the environmental impact of the lifetime of the products that we put on the market in 2024, e.g., 10 years in the case of an MRI machine or five years in the case of a Sonicare toothbrush. Products identified as rentals are the only exception, with an energy consumption of one year. As we expand our EcoDesign activities, with the aim to have all our new product introductions in line with our EcoDesign requirements by 2025, we expect to better report on the environmental impact in the years to come. Of the total 2024 impact, just EUR 272 million (7%) is directly related to Philips’ own operations, mainly driven by outbound logistics, followed by business travel. This impact is similar to 2023 (EUR 261 million) with the slight increase due to increased business travel. Our materials and components supply chain, including raw materials supply, processing, waste, volatile organic compounds, and water, as well as packaging, has an environmental impact of some EUR 1.71 billion, which is 45% of our total environmental impact. The main contributors are the electronic components (including printed circuit boards), cables and metals used in our products. Through our Circular Economy and Supplier Sustainability programs we continue to focus on reducing the environmental impact caused by the materials we source and apply in our products. With the insights gained through the EP&L, we aim to optimize our climate impact by providing our Businesses with actionable insights. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 40

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Environmental Profit & Loss statement in EUR
2024



3.82 billion
Materials & component supply chain
Raw material supply
1,366 m
95% Electronics & metals
5% Others
Raw material processing
180 m
Raw material waste
103 m
Raw material water
5 m
Raw material VOCs
0.08 m
Packaging
56 m
Operations
Logistics
164 m
Business travel
104 m
Philips sites
4 m
Customer use phase
1,816 m
Disposal
Product disposal
14 m
Waste disposal
4 m

Notes on the EP&L statement

- The definition of the use-case scenarios has a significant impact on the result, especially for consumer products, which have large sales volumes, long lifetimes and typically high energy consumption.
- The current EP&L statement only includes the hidden environmental costs. It does not yet include the benefits to society that Philips generates by improving people's health and well-being through our products and solutions. We have a well-established methodology to calculate the number of lives we positively touch with our products and solutions. We aim to look into valuing these societal benefits in monetary terms in the future.
- The EcoInvent 3.9.1 data set was used for 2023 and 2024 reporting.

4.1.2 Climate change

Climate change has been a material topic for Philips for many years. Research from the Potsdam Institute for Climate Impact Research shows that over 4% of global Greenhouse Gas (GHG) emissions are caused by the healthcare sector. Therefore, we are taking action to rethink our business models and decouple economic growth from the impact we have on the environment. We believe large corporations should lead the transition to a low-carbon economy. This will not only reduce the impact on the environment but will also positively impact social and economic aspects. For example, transitioning from air to ocean freight frequently leads to cost savings, and designing energy efficient products can help hospitals reduce their operational expenditure.

Carbon neutral operations since 2020

During the COP21 United Nations Climate Conference in Paris in 2015, we committed to become carbon-neutral in our own operations, pursue all efforts to reduce our operational emissions, source all our electricity from 100% renewable sources, and offset all unavoidable emissions by year-end 2020. We delivered on a comprehensive program that included energy-efficiency improvements, on-site renewables, and Power Purchase Agreements, as well as transport mode shifts to low-carbon-emitting alternatives. As a result, we have significantly reduced our operational carbon footprint compared to the baseline 2020.

Since 2020, Philips has been carbon-neutral in its own operations (Scope 1, Scope 2, and Scope 3 - business travel and transportation & distribution). Although we prioritize carbon reduction, our comprehensive carbon offsetting program is still necessary to ensure carbon neutrality in our own operations.

Philips Group
Net operational carbon footprint in kilotonnes CO_2-equivalent

Metric	2020	2021	2022	2023	2024
Gross operational carbon footprint	518	519	438	418	474
Carbon credits cancelled	518	519	438	418	474
Net operational carbon footprint	-	-	-	-	-

41

In 2024, we experienced an increase in our operational carbon footprint compared with 2023. This has primarily been driven by increased air travel of our employees, for example to meet with customers, as well as a significant uplift of the air freight emission factors. This is further explained in Climate change. We have introduced key performance indicators with the aim to reverse this development. Reducing our value chain emissions The majority of our environmental impact either resides downstream during the use phase or upstream as part of our purchased goods and services. Therefore, we are teaming up with both internal and external stakeholders to ensure we reduce our climate impact, not only in our operations, but throughout our value chain. In 2024 we reduced our value chain emissions by 596,769 tonnes CO2-equivalent (CO2-e) compared with 2023 and 2,994,720 tonnes CO2-e compared with our 2020 Scope 3 baseline. This is primarily driven by differences in sales mix (reduction in sales of impactful products), energy efficiency improvements and reduction in purchased goods emissions. Philips Group Carbon emissions across Philips value chain in kilotonnes CO2-equivalent 2024 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 42

To continue to drive down our emissions across our value chain we remain focused on the following objectives: • designing energy-efficient products and collaborating with our customers to reduce emissions during the use-phase • minimizing our purchased goods emissions by adopting circular economy practices and transitioning to more sustainable materials • collaborating with our suppliers to reduce emissions in our supply chain • reducing emissions from logistics by optimizing route planning and exploring sustainable alternatives • transitioning to lower carbon energy at our sites Emissions are monitored and managed on at least a quarterly basis and reviewed on a Business-by- Business basis through key performance indicators. Philips reports all its emissions in line with the Greenhouse Gas Protocol. Recognition Our efforts are acknowledged by CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas emission performance and management of reporting companies. In 2024, we were ranked on the CDP Climate Change ’A’ List for our continued climate performance and transparency for the 13th consecutive year. Actions related to the achievement of our targets are governed by our Environmental policy, which incorporates input from Philips' regulatory, design, sustainability, supply chain, and operations stakeholders, as well as the voice of our customers. For more information on our Climate Action progress in 2024, please refer to Climate change. 4.1.3 Resource use and circular economy A circular economy aims to decouple economic growth from the consumption of natural resources and ecosystems by optimizing their use, eliminating waste and pollution, and circulating products and materials for as long as possible, while giving natural systems the opportunity to regenerate themselves. The way we take, make and use materials not only impacts resource scarcity, but also has a significant impact on both climate and nature, as 45% of global GHG emissions come from the way products are made and used, and more than 90% of biodiversity loss stems from extraction and processing. Electronic waste is one of the fastest growing waste streams in the world. At the same time, the healthcare industry is also a resource-intense industry which, according to the Circularity Gap Report 2020, uses 10% of materials extracted globally, every year. Bringing this back to Philips’ impact on the planet, our use of materials accounts for 40% of our total environmental impact based on our EP&L methodology, which includes raw material supply, manufacturing, waste and packaging. Therefore, in addition to the use of renewable energy and energy efficiency, the transition to a circular economy will be essential to meet our global climate goals and to protect nature. The Circular Economy program at Philips ran for the 12th year in 2024, building on more than 30 years’ experience of applying resource efficiency through our sustainability programs. Our ambition is to help our customers and consumers to ‘do more with less’ and drive the circular transformation across the value chain together with our partners. We apply Philips’ circularity principles ‘use less, use longer and use again’ across five strategic areas. Circular Economy program: five strategic areas Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 43

Across these strategic areas for circularity, we have set ambitious targets to help us deliver on our commitments to generate 25% of our revenue from products, services and solutions contributing to circularity; design all new product introductions in line with our EcoDesign requirements; embed circular practices at our sites and put zero waste to landfill; and offer responsible take-back on all professional medical equipment by 2025. In 2024, Philips increased its circular revenues to 24%, a step-up of 4 percentage points compared with the previous year, mainly driven by contributions from circular design. Philips also achieved 100% EcoDesigned new product introductions (NPIs). This is the first year of disclosing the results of this target. In 2024, Philips achieved 94% circular materials management, compared with 91% in 2023. This is because of improved operational waste management, for instance through reuse of materials and through establishing new partnerships for previously non-recycled materials. We achieved our zero waste to landfill commitment in 2024 as we did in 2023, with 0.0% waste to landfill. In 2024, Philips continued to ‘close the loop’ on large medical equipment while also extending the commitment to small medical equipment. As a result, Philips has reclaimed more than 8,600 systems and pieces of equipment in 2024. This is a decrease compared with 2023, mainly affected by fewer Philips systems and equipment made available, influenced also by market conditions. Beyond Philips' 2025 circularity targets, we also look at the impact of the targets on our material flows. There, we do not only look at the total weight of materials from products, parts and packaging that we deliver to customers and consumers, but also how we help to optimize products while in use and what happens to them at end-of-use (see accompanying visual).Philips leverages partnerships to help scale the circular economy globally. For example, we are a key member of the Global Circularity Protocol (GCP) led by the World Business Council for Sustainable Development. Together with UN Environment Program One Planet Network, we use a global business framework to set targets, measure and disclose progress on circularity. We are also a long-standing partner of the Ellen MacArthur Foundation. Philips’ circular journey is furthermore closely connected with the developments around regulations, metrics and reporting. Together with other companies, Philips is actively supporting global and national governments in creating impactful and practical laws, regulations, and guidelines. For instance, we have a leading role in the Dutch Circular Economy Agenda. EcoDesign We see a growing demand from our customers, including hospitals and retailers, to help them reduce the environmental impact of their own operations and beyond. To support their environmental ambitions, we are working to reduce the environmental impact of our products over the total life cycle. As a product’s environmental impact is influenced by decisions made at the design stage, embedding EcoDesign in our product development cycle is essential. The EcoDesign program focuses on four areas – energy, substances, circularity and packaging – aiming to increase energy efficiency, avoid the use of hazardous substances, optimize the use of materials and improve packaging across the product life cycle. In 2024, 100% of our NPIs were EcoDesigned, driven by full adoption of the EcoDesign requirements for hardware NPIs in our Business Units. Our EcoHero revenues amounted to 21.9% compared with 15.9% in 2023. Historically, most EcoHero contributions relate to improvements in energy use. In 2024, packaging and circularity (weight reduction and sustainable materials) were the fastest growing contributors. In addition to these target metrics, we also measure Green Innovation Spend and Green Revenues. Investments in Green Innovation in 2024 amounted to EUR 263 million compared with EUR 142 million in 2023, driven by projects that develop new EcoDesigned products and technologies, and by innovation projects that maintain existing EcoDesigned products. Green Revenues amounted to EUR 13.8 billion in 2024, or 76.4% of sales (compared with 70.5% in 2023). The results reflect the growth of our portfolio of Green and EcoDesigned products and services, and reporting improvements. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 44

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Material flows
2024



8,600 reclaimed systems and pieces of equipment* - **100,000** recirculated parts*
Raw materials **114 ktonnes**
Manufacturing & operations
Products & parts **60 ktonnes**
Packaging **34 ktonnes**
Waste **20 ktonnes**
VOC emissions **0.07 ktonnes**
Supply chain
Customers
3,000 upgraded medical equipment*
0.3 ktonnes locally recycled medical equipment globally**
5.6 ktonnes consumer products recycled via schemes in EU**
3.6 ktonnes consumer packaging recycled via schemes in EU**

* Note this reflects a unit related to products/parts prior to the financial reporting year. ** Note this leverages total weight of products and packaging in the financial reporting year.

Please refer to Resource use and circular economy, EcoDesign and Sustainable Operations for more information.

4.1.4 Other environmental information

Biodiversity and ecosystem services

Philips recognizes the importance of healthy ecosystems and biodiversity for our company, our employees, and society, even though we have not identified this as a material topic through our Double Materiality Assessment. Since 2021, Philips has a natural capital program, focusing on reducing our chemicals footprint and water consumption, and on improving biodiversity and ecosystem services. For more details related to our own operations, see Sustainable Operations.

By creating healthy ecosystems, the biodiversity and ecosystem services (BES) program supports the mitigation of nature and climate-related risks for our sites, as assessed in the Task Force on Climate-Related Financial Disclosures (TCFD) report.

In 2024, as part of the (BES) program, Philips evaluated the total area and ecological value of each manufacturing site, establishing a baseline to measure improvements in future years. Together with our partners, we are working to develop more advanced BES metrics suitable for industrial areas.

Philips Group
Biodiversity and ecosystem service improvements

Year	BES improvement
2022	• BES Ambassador training at our manufacturing sites • Manufacturing sites delivered some 80 potential measures to enhance biodiversity on-site • Tracked BES performance at our manufacturing sites with a ecosystem services mapping tool to identify ecosystems that provide services to our facilities
2023	• Implemented 23 biodiversity improvement measures selected for manufacturing sites • Completed activities, as planting native trees in India, creating flower gardens in China, and creating habitats for endangered bee species in Central America
2024	• Established an internal metric to drive biodiversity activities in manufacturing sites based on land-use • Implemented 16 BES improvements on 21,000 m^2 in our manufacturing sites • Implemented four BES improvements impacting 35,000 m^2 • Supporting and engaging with local communities

Activities in and around our manufacturing sites consider the biome, endangered ecosystems, climate risks, local restrictions and needs of the community and employees. For example, in 2024, we re-designed the customer-facing entrance at our Colorado Springs site to only include drought resistant, native plants, as the site is in a water-stressed area. Our site in Zhuhai, China, we unsealed the parking lots to improve water permeation during heavy rains and therefore reduce flood and drought risks and improve soil health. Our site in Batam, Indonesia, engaged its

45

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information employees and management in planting trees, which provide fruit to employees, blossoms to pollinators, and shade, and help reduce air pollution. The manufacturing site in Costa Rica supported a sanctuary for endangered wildlife, to combat biodiversity loss in rainforests. Employees around the world also engaged in clean-ups, and biodiversity workshops. Such efforts contribute not only to environmental goals but also to making Philips a 'best place to work', one of our ESG commitments.

Philips considers improving biodiversity on its own land as a important first step toward reducing biodiversity impact in other parts of its value chain.

By systematically quantifying and reducing the environmental impact of our operations, our supply chain and the use-phase of our products, we aim to actively protect and restore biodiversity loss. We will publish our second Taskforce on Nature-related Financial Disclosures (TNFD) report in 2025 following the LEAP approach.

For more information refer to Resource use and circular economy.

4.2 Social

As a leading health technology company, it is our purpose to improve people's health and well-being through meaningful innovation. Our people are key to delivering on our promise of impact with care – we aim to be the best place to work for people who share our passion.

4.2.1 Improving people's lives

Lack of access to affordable, quality care is one of the most pressing issues of our time. Climate change is exacerbating this situation and putting the lives of millions of people at risk. At Philips, we are conscious of our responsibilities toward society and the planet. We aim to improve the lives of 2.5 billion people a year by 2030, including 400 million medically underserved individuals.

To ensure we remain on track to achieve this goal, we have developed an integrated approach that tells us how many lives have been improved by our products and solutions in a given year. We call this our lives improved model, and it helps us to track our performance on a country-by-country basis in line with UN SDG 3, allowing us to shape strategies 'to ensure healthy lives and promote well-being for all at all ages'. In 2024, we improved the lives of 1.96 billion people, of which 242 million were in medically underserved communities. The increase in lives improved was mainly driven by our Monitoring, Enterprise Informatics and Image Guided Therapy businesses, as well as efforts by the teams in Greater China, Latin America, the Indian Subcontinent and the Middle East, Türkiye and Africa.

Philips understands that it is necessary to have a deep understanding of the relationship among all stakeholders and their specific needs in order to support underserved communities. By combining the strengths of Philips, Philips Ventures, Philips Foundation, and its partners, we aim to make a positive impact by providing access to effective and affordable healthcare for those in greatest need, and improve health outcomes for all. Philips' reported Lives improved results only include contributions by Philips Group.

For more information, please refer to Lives Improved methodology.

Philips Group
1.96 billion lives improved


Lives improved by Philips health-related products and solutions
1.80 bn
0.35 bn
Lives improved by Philips well-being products and solutions
Double counts eliminated

Philips Group
Lives improved per Region/Zone

	Lives improved (million)	Population (million)	Saturation rate (as % of population)
Asia-Pacific	132	1,036	13%
Belgium, the Netherlands, Luxembourg	25	30	83%
Central Eastern Europe	78	155	50%
Germany, Austria, Switzerland	83	102	81%
France	44	69	64%
Greater China	551	1,441	38%
Iberia	46	58	79%
Italy, Israel, Greece	46	81	57%
Indian Subcontinent	106	1,652	6%
Japan	52	125	42%
Latin America	193	645	30%
Middle East, Türkiye, Africa	120	1,805	7%
Nordics	20	28	71%
North America	367	375	98%
Russia, Central Asia	53	252	21%
UK & Ireland	41	74	55%

4.2.2 Our organization, people and culture

In 2024, we have built upon the foundation laid in 2023. We have made significant strides in refining our operating model, and inspiring and generating commitment among our workforce. Our dedication to patients, customers, consumers and our people has strengthened, and we have evolved our organizational culture and capabilities.

46

Our People transformation goals for 2024 were threefold: renew our culture, increase leadership and people capabilities, and continue to simplify our ways of working to deliver our purpose and plan to create value with sustainable impact. Our culture In 2024, we introduced a new culture framework centered on 'impact with care' for patients, people and the planet. This framework focuses on patient safety, quality, and integrity, supported by four cornerstones: Clarity and Simplicity, Execution and Performance, Accountability and Empowerment, and Learning and Collaboration. We remain committed to our transformation journey. We will continue to refine and strengthen our approach, ensuring that 'impact with care' becomes deeply ingrained in every aspect of our operations. We recognize that embedding our culture happens by living it, and that small changes catalyze systemic shifts. A key achievement in this process was engaging 3,000 people leaders on our purpose, strategy, and culture, laying a strong foundation for organizational alignment. To support our transformation, we increased the visibility of key performance metrics across the organization, fostering transparency and accountability. We also launched a company-wide performance management system aligned with our new cultural cornerstones, improving goal clarity and accountability. We attach great importance to the health and well-being of our workforce and to creating an environment of inclusion and belonging, where all employees feel psychologically safe. This is not only a matter of responsible business, it also drives our company success and innovation. When we embrace diverse perspectives and attract and retain engaged employees from a wide range of backgrounds, we create better products, services and solutions for our customers and communities. We are also committed to being an equal-opportunity employer, ensuring that all hiring, promotions, and pay decisions are based solely on merit, qualifications and performance. We do not discriminate on the basis of factors as race, color, age, gender, religion, or any other status in our recruitment, hiring, training, promotion, compensation or employment practices. Our People Engagement Survey saw increased participation, with a response rate of 84% (almost 58,000 employees). Despite the ongoing changes within the organization, we observed a positive trend in our Employee Engagement Index, with an increase of 5 percentage points to 78% in 2024. While this improvement is encouraging and indicates that the organization is adapting well to the changes, it is worth noting that this figure is still 2% below the high performance norm. At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate and Lost Workday Injury Case (LWIC) rate have been defined as key performance indicators. A recordable case is defined as a case where an injured employee undergoes medical treatment or sustains an occupational illness. LWICs are defined as occupational injury cases where an injured person is unable to work for one or more days after the injury. We set yearly TRC rate targets for the company, Businesses and manufacturing and R&D sites. We recorded 151 TRCs in 2024, a 12% reduction compared with 2023. The TRC rate decreased from 0.24 per 100 FTEs in 2023 to 0.21 in 2024. We also recorded 77 LWIC. This represents a 14% decrease compared with 90 in 2023. The LWIC rate decreased to 0.11 per 100 FTEs in 2024, compared with 0.12 in 2023. Please refer to Social information for further information. Leadership and people capabilities In terms of talent development, we have made significant progress. Internal mobility reached 30%, demonstrating our commitment to developing internal talent. Women now represent 33% of senior leadership positions, where our 2025 target is 35%. Overall employee turnover decreased to 14.8%, down from 17.6% in 2023, indicating improved retention strategies. Notably, we increased retention of top talent, with turnover in this group decreasing from 12.3% in 2023 to 6% in 2024 (see Workforce details). We also increased hiring for medtech and functional expertise to bolster our capabilities in critical areas. From a learning, engagement, and growth perspective, 3,164,129 hours of personal and professional development were formally registered in 2024 (see Workforce of the future). Simplifying how we work Nearing the end of the second year of our operating model, we made significant strides in refining our approach and addressing key areas for improvement. We remain focused on successfully executing our three-year plan and are determined to further build on our industry-leading innovations, improve our fundamentals, simplify how we work, and ensure we are more competitive and more agile. Our efforts focused on fine-tuning resources and decision rights, improving portfolio management, implementing integrated and customer-driven product management, advancing commercial excellence, and accelerating our service capabilities. Innovation and impact remained at the forefront of our efforts. We initiated cross-functional innovation teams focused on patient-centric solutions. Our focus on patient safety, quality, and integrity, coupled with our commitment to empowering our people and driving innovation, positions us strongly to achieve our goal of improving the lives of 2.5 billion people a year by 2030. 4.2.3 Human rights Philips believes that companies have both the responsibility to respect human rights and the ability to protect them. Philips’ Human Rights Policy, General Business Principles, Supplier Sustainability Declaration and other relevant policies guide our actions, in line with the International Bill of Human Rights and the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. Philips also follows the guidance in the UN Guiding Principles on Business and Human Rights and the Organization for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 47

The Philips Board of Management is ultimately responsible for setting the human rights strategy and managing human rights. It is supported by a cross-functional project team, composed of a human rights manager and professionals from several Businesses, and it drives initiatives with oversight from the Human Rights Steering Committee, consisting of senior leaders from Integrated Supply Chain, Legal, People, and Group Sustainability. In 2024, we continued to develop our due diligence strategy by conducting Human Rights Impact Assessments (HRIAs). Philips conducted HRIAs at its sites in China and Indonesia, living up to its commitment of conducting regular HRIAs at 100% of its at-risk sites. Philips intends to monitor the progress and findings from at-risk sites and take them on a continuous improvement journey regarding human rights topics. Although the HRIA of selected sites is primarily focused on Philips' own operations, a derived deep- dive approach for certain suppliers has been established since 2022. For five suppliers, a focused assessment on human rights was conducted in 2024; this is distinct from the broader supplier sustainability assessment approach, which covers sustainability more holistically as indicated in Supplier sustainability & Workers in the value chain. Our Human Rights Report contains detailed information regarding our progress, targets, and plans for continuous improvement. 4.2.4 Supplier sustainability Sustainability is a focus for the Integrated Supply Chain Function, which is actively collaborating with our partners, whether these be component suppliers or energy or logistics providers. Close cooperation with our suppliers not only helps us deliver health technology innovations, but it also supports new approaches that help us minimize our environmental impact and maximize the social and economic value we create. In 2024, our programs focused specifically on improving supplier sustainability performance, advancing human rights, responsibly sourcing minerals, and reducing the environmental footprint of our supply base by driving the adoption of Science Based Targets. The sustainability performance of our suppliers is fully embedded in our procurement strategy and ways of working. We have a direct (tier 1) business relationship with approximately 4,400 product and component suppliers and 15,100 service providers. Social and environmental issues deeper in our supply chain also require us to intervene beyond tier 1 suppliers. We want to make a difference through sustainable supply management and responsible sourcing. This is more than just managing compliance – it is about collaborating with our supply partners to make a positive and lasting impact. Through the Supplier Sustainability Performance program, our maturity-based approach to drive continuous improvement, we improved the lives of approximately 936,000 workers in our supply chain in 2024 (2023: 723,000). Collaborating with our strategic partners, we increased the number of deep-dives at tier 2 suppliers, actively supporting them to become more effective in their own sustainability engagement approaches toward their suppliers. Detailed information on our supplier sustainability programs is available in Supplier sustainability & Workers in the value chain of this Annual Report. 4.2.5 Philips Foundation Stichting Philips Foundation, an independent foundation organized under Dutch law, is a registered charity established in 2014. In 2024, Royal Philips supported Philips Foundation with a contribution of EUR 6.7 million and provided the operating staff as well as the expert assistance of skilled volunteers in the execution of the Foundation’s programs. Philips Foundation’s mission is to reduce healthcare inequality by providing access to quality healthcare for underserved communities through meaningful innovation. It does this through the provision and application of Philips’ healthcare expertise, innovation power, talent and resources, as well as through financial support. Together with key partners around the globe (e.g., nonprofit organizations, academic partners, and entrepreneurs), Philips Foundation seeks to identify challenges where a combination of healthcare technology expertise and partner experience can be used to create meaningful solutions that have a positive impact on people’s lives. Philips Foundation works in projects (grant-based) and through impact investments (e.g., loans or equity). The instrument depends on the status and self-sustainability of the respective healthcare technology in serving more disadvantaged communities. For more information on the Philips Foundation, please refer to Philips Foundation.  4.3 Governance As reflected through our key commitments in the governance dimension, we aim to deliver superior long-term value for our customers and shareholders, and we seek to live up to the highest standards of ethics and governance in our culture and practices. Building on those commitments, this chapter describes the main elements of our governance framework that enable us to operationalize our purpose by adopting a fully integrated approach to doing business responsibly and sustainably. 4.3.1 Corporate governance Management and oversight responsibilities and accountability within our company are ultimately guided by the corporate governance of the parent company of the Philips group, Koninklijke Philips N.V. (Royal Philips). Royal Philips is a company organized under Dutch law and its shares have been listed on the Amsterdam stock exchange (Euronext Amsterdam) and on the New York Stock Exchange. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 48

Royal Philips has a two-tier board structure consisting of a Board of Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties. The members of the Board of Management, supported by the other members of the Executive Committee, drive the company’s management agenda and share responsibility for the continuity of the Philips group, focusing on sustainable long-term value creation. Our independent Supervisory Board supervises the Board of Management and the Executive Committee and advises them on general policies related to the activities of the company, including setting and executing the strategy of the Philips Group. The company is governed by Dutch corporate and securities laws, its Articles of Association, and the Rules of Procedure of the Board of Management and the Executive Committee and of the Supervisory Board, respectively. Its corporate governance framework is also based on the Dutch Corporate Governance Code (dated December 20, 2022) and US laws and regulations applicable to Foreign Private Issuers. In its Corporate governance report, the company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code, and provides the information required by the Dutch governmental Decree on Corporate Governance (Besluit inhoud bestuursverslag) and governmental Decree on Article 10 Takeover Directive (Besluit artikel 10 overnamerichtlijn). When deemed necessary in the interests of the company, the company may deviate from aspects of the company’s corporate governance structure, and any such deviations will be disclosed in the company’s Corporate governance report. 4.3.2 The Philips integrated operating model Our operating model is designed to enable us to deliver on our purpose, driving impact and creating value for our stakeholders. And to do so responsibly and sustainably, ensuring patient safety, quality, compliance and integrity in everything we do. The model is intended to promote accountability and agility, based on the following fundamentals: • We serve our customers and consumers with patient safety and quality at the core of everything we do. • Our Business Units are in the lead and accountable for value creation through their value streams. • Our Regions and Functions enable value stream execution. • Our leaders and teams are empowered to prioritize and allocate their resources for impact. Our operating model integrates five organizational elements. We ensure alignment of the elements to deliver on our strategic objectives, with clear accountability to drive flawless execution. • Strategy • Structure & Governance • People & Culture • Performance Management • Policies, Processes, Systems & Data The main governance aspects of our operating model are further explained below. More information on our strategic focus, as well as our approach to people and culture, can be found in Strategic Focus and Our Organization, people and culture, respectively. Structure and governance In order to meet the needs of patients, customers and consumers, our empowered Business Units are supported by the Regions and Functions. Business Units, Businesses and segments Our Business Units are in the lead accountable for value creation through their value streams. Our Business Unit leaders have full accountability for meeting customer needs and their end-to-end P&L, including patient safety and quality and supply chain performance. Business Units are broken down into business categories, where relevant. The Businesses are lean, and their leaders ensure consistent alignment among the Business Units’ strategies and goals. They also execute performance management toward the Business Units, including target setting. Our segment leaders ensure strategic execution and focus cross-Business, and they are held accountable by the Board of Management for the results of their underlying Businesses/Business Units. The three segments are Diagnosis & Treatment, Connected Care and Personal Health, as also disclosed in our external reporting. Regions We are organized in three Regions: North America, Greater China and International Region (the latter consisting of Europe and Growth areas). Within our Regions, we further organize by Zones and countries. The Regions’ primary accountability is to manage customer intimacy, build and maintain relationships, and cultivate understanding of their needs, as well as carry out (strategic) account management, service delivery, and indirect partner management. They are also accountable for government relations and for providing the local infrastructure needed to support Philips’ presence in a country (license to operate). Functions Our Functions’ core objective is to drive excellence (for reasons of skill, scope and scale) across the organization. Functions deliver cost-effective services, ensure legal and regulatory requirements are met, and propose enterprise policies, standards, guidance and infrastructure, as well as build and share capabilities and expertise. Performance management We set ambitious targets and closely manage performance through a disciplined and focused operating cadence. Our performance management system is based on an annual planning cycle, in which we translate our vision and strategy into objectives and plans. The cycle starts with strategic planning, where we define our long-term ambitions, both financial and non-financial, and set our long-term priorities. Each year, Philips’ strategic plan is translated into an annual operating plan, Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 49 underpinned with Business Unit plans. Detailed plans to achieve the company’s targets are cascaded into the organization and, ultimately, people’s personal objectives, making clear what performance and behaviors are expected from them. Policies, processes, systems and data The 'freedom within a frame' we offer our Business Units provides a framework of policies, processes, systems and data principles that apply throughout the organization. It allows them flexibility to adapt to specific requirements in order to meet specific Business Unit needs. Enterprise-wide policies provide high-level mandatory rules that are applicable across the company and apply to all Philips employees. All enterprise-wide policies are maintained through a standard process and approved by the Board of Management. Function leaders can set more specific policies and standards within their mandate. Philips’ processes are captured in our process framework, where we manage end-to-end connections and define the critical process elements (including the ‘what’ and ‘how’, roles and responsibilities, systems and data, and compliance requirements). The process framework provides the foundation for all our management systems, including quality, environmental, and health and safety, to ensure a compliant approach for processes, systems, data and competencies for a specific management area. 4.3.3 Patient safety, quality and regulatory Enabling the delivery of patient-centric, safe, and high-quality care – the essence of patient safety and quality – is foundational to Philips’ purpose to improve the health and well-being of people through meaningful innovation. The Patient Safety and Quality organization brings together the quality and regulatory affairs functions as one unified team in close coordination with the Medical Office. This team is positioned to support the Philips organization in fostering the quality culture and implementing the capabilities, processes, and tools required for operating in the highly regulated healthcare technology industry. This structured approach promotes non-conformance management, high standards of product quality, and compliance. The Chief Patient Safety and Quality Officer is a member of the Philips Executive Committee and reports directly to the Chief Executive Officer. Our processes are designed to address specific or potential negative impacts to patients, customers or consumers and include: • maintaining effective Quality Management Systems • tracking Corrective and Preventive Action (CAPA) performance and supporting those who are accountable for the performance and reporting results ultimately to the Board of Management • performing external audits for compliance and standards certification • performing internal audits • having quarterly reviews by the Quality & Regulatory Committee of the Supervisory Board As part of the complaint management framework, Philips investigates customer feedback as necessary, utilizing the CAPA approach to help address and resolve complaints. A centralized system collects, manages, addresses and stores feedback from customers. Teams in all Businesses, Regions, and Functions foster a quality culture and mindset, where all employees are encouraged to speak up and share ideas for improving the safety and efficacy of our products. In October 2024, our employees took part in a dedicated Timeout for Patient Safety and Quality to solidify this personal commitment and planning. We also continued to strengthen the Patient Safety and Quality performance review meetings with each Business individually and in the aggregate. We set Patient Safety and Quality key performance indicators for the company in 2024, and Quality performance metrics are part of the remuneration of all Philips executives. Additionally, every Philips employee has a Patient Safety and Quality goal as part of annual people performance management. Quality We strive to continuously raise our performance to deliver safe and high-quality products, services, and solutions, which are compliant with quality and safety standards and all applicable laws. In 2024, we continued to simplify how we work and improve accountability and ownership, and further strengthened our engineering capabilities for product development in areas such as quality systems engineering, reliability and software design. We further reduced the number of Quality Management Systems (QMS) in which we operate and continued our investment in systems, capabilities and training to reduce complexity and improve execution effectiveness. Regulatory Affairs Regulatory Affairs, with representation on the leadership team of each Business and Region, further strengthened internal governance and requirements for engagements with national government regulatory authorities, such as the US Food and Drug Administration (FDA), European Medicines Agency (EMA), China's National Medical Products Administration, notified bodies, and national competent authorities in the European Union (EU). As a global business in a dynamic regulatory environment, Regulatory Affairs bolsters Philips’ compliance with evolving regulations related to innovations in areas such as artificial intelligence, healthcare informatics, and software design. Sought as strategic partners, the Regulatory Affairs team participated in international consensus standards groups alongside regulators and engaged with international regulators as invited experts and speakers at the International Medical Device Regulators Forum, Global Harmonization Working Party, and other meetings. Regulatory Affairs is working with the National Institutes of Health in the US to establish ethical applications of artificial intelligence in medical devices. Medical Office The Medical Office is a global team of medical and scientific experts working within and across Philips Businesses and is led by the Chief Medical Officer, who reports directly to the Chief Executive Officer. The role of the Medical Office is to help drive meaningful innovation through excellence in medical safety, medical affairs, health economics, and clinical research. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 50

The Medical Office focuses on supporting our Businesses, navigating the intricacies of addressing patients’ and customers’ unmet needs across a variety of ecosystems, and looking across the entire product life cycle to help teams develop solutions that are safe, effective, and relevant for patients and healthcare providers. The team is responsible for the design, generation, and sharing of clinical and economic evidence to show the value of our innovations in terms of enhancing the patient and care provider experience, improving patient outcomes, and increasing healthcare system productivity. The team collaborates with healthcare providers, and medical and scientific communities, as well as with private healthcare payers, governments and policy makers, to expand access to, and ensure widespread use of, our innovations. In 2024, we expanded the Philips Medical Office, further enhancing our expertise in medical affairs, clinical research, medical safety and health economics and strengthening the voice of the patient and healthcare providers in the company. We implemented the Philips Safety Board as an independent cross-functional forum chaired by the Philips Chief Medical Officer to guide and support the Businesses on pre- and post-market product safety and risk evaluations. The team continued our advocacy and investment combating non-communicable diseases, including cardiovascular disease and stroke, as well as radiation safety, medical device testing, and improved access to physician and staff training, among others. Our health economics team continued to contribute economic evidence to support innovation and expand access to high- quality care. 4.3.4 General Business Principles (GBP) While pursuing our business objectives, we aim to be a responsible partner in society, acting with integrity towards our employees, customers, patients, business partners and shareholders, as well as the wider community in which we operate. To that end, our GBP – part of the Philips operating model – and their underlying policies incorporate and represent the fundamental principles by which all Philips Businesses and employees around the globe must abide. They set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries, and Philips rigorously enforces compliance. Our GBP also serve as a reference for the business conduct we expect from all our business partners. The GBP and underlying policies, including the Financial Code of Ethics and Procurement Code of Ethics, are published on the company website at www.philips.com/gbp. The GBP were updated in 2024 to include legal developments and input from stakeholders, including internal Functions (e.g., Group Sustainability, People, Legal). The Universal Declaration of Human Rights, the UN Convention against Corruption and other standards served as a reference. The GBP include principles of doing business with integrity at work, integrity in the market, and professional integrity outside work. They set our integrity standard on inside information, aiming to prevent trading on or disclosure of non-public information, the publication of which would likely have a significant influence on the trading price of Philips securities or securities of companies that Philips is seeking to acquire. More specifically, Philips has adopted rules of conduct, governing the purchase, sale and other dispositions of Philips securities, that we believe are reasonably designed to promote compliance with applicable insider trading and other market abuse laws, rules and regulations (in particular the EU Market Abuse Regulation) and applicable listing standards. The rules of conduct apply to all employees, the members of the Board of Management and the Supervisory Board of Royal Philips. The GBP also include principles on conducting business with honesty and integrity, and they explicitly prohibit corrupt practices, acts of bribery and facilitation payments. More detailed guidance is included in the policy on Anti-Bribery and Anti-Corruption, which is explicitly referenced and forms an integral part of the GBP. The GBP form an integral part of labor contracts and business partner agreements. Translations of the GBP are available in 30 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environment. Each year, employees reconfirm their commitment to the code of conduct after completing their GBP e-learning, and there is an additional annual signed commitment for executives. A similar signed commitment is in place for finance and procurement staff for their respective codes of conduct. The Philips Supervisory Board is trained annually on Philips GBP through a dedicated online course. The Executive Committee is responsible for the effective deployment of the GBP and for promoting a culture of compliance and ethics within the company. At least twice a year, the Executive Committee and Audit Committee of the Supervisory Board are informed on relevant GBP metrics, cases, trends and learnings. Furthermore, each quarter, all of our key Regions convene market compliance committees dealing with GBP-related matters in the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their risks and organizational set-up, and regularly review the relevant compliance metrics for their respective market through dashboards delivered by the legal compliance monitoring team. The GBP program office, together with a worldwide network of GBP compliance officers, supports the implementation of GBP initiatives. As part of our continuous effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including structured dialogues led by managers where quality, integrity and speaking up are discussed. This is part of a company-wide initiative aimed at reinforcing a culture of dialogue using ethical dilemma case studies that are relevant to our workforce. Almost 54,200 (97%) of our assigned employees completed their yearly GBP e-learning. All Functions at risk (including those with customer-facing roles, such as sales and marketing, clinical and technical consultants and employees that provide customer-facing training) also receive, via tailored case studies, annual training. The training includes content on anti-bribery and anti-corruption practices and healthcare compliance. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 51

The GBP monitoring and reporting program, part of our internal control framework, measures implementation of our GBP. In addition, we continue to expand the capabilities of our legal compliance monitoring team, serving our business customers as well as our compliance networks with actionable data, thus further improving our internal control framework. The results of the monitoring measures in place are given in Philips SpeakUp (Ethics Line). The GBP are supported by Philips SpeakUp program. Philips SpeakUp program, and its underlying policies and procedures, aligns with relevant legislation on whistleblowing (including but not limited to Directive (EU) 2019/1937) to ensure reporters are protected from (attempted) retaliation. SpeakUp ensures standardized reporting and enables employees and third parties to escalate concerns 24/7. Concerns raised through this SpeakUp program are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Further details on how Philips ensures the protection of reporters of potential GBP violations, and ensures an independent and impartial review of concerns, can be found in the Philips SpeakUp Policy. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP training, communications and awareness campaigns. GBP compliance officers and SpeakUp investigators receive training on following up on SpeakUp concerns in line with Philips SpeakUp Policy and investigation guidelines. Specifically in 2024, we again focused on increasing awareness about integrity and on emphasizing the importance of speaking up. This built on the deployment in 2023 of our biennial Business Integrity Survey, in which more than 22,500 employees trusted us with their views and opinions on integrity within Philips. The results showed 79% of the respondents feel comfortable addressing concerns related to the GBP. The next Business Integrity Survey will be deployed in 2025, along with an updated GBP e-learning. In 2024, a total of 805 concerns were reported via Philips SpeakUp (Ethics Line) and through our network of GBP compliance officers. This represents an increase of 5% from the total of 764 concerns in the previous reporting period (2023). This is a continuation of a year-on-year upward trend. See Philips SpeakUp (Ethics Line) for further details. Through the Audit Committee of the Supervisory Board, the company also has procedures in place for the receipt, retention and treatment of complaints specifically relating to accounting, internal accounting controls, or auditing matters, enabling the confidential, anonymous submission of complaints. 4.3.5 Cybersecurity Failure to meet cybersecurity standards may cause patient harm, negatively impact customer operations and their ability to provide healthcare, or provide unauthorized access to patient records and medical devices. Philips relies on information technology to operate and manage its Businesses, as well as store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). For a discussion of cybersecurity risks facing our business, see “Products and services may fail quality or security standards, which could adversely affect patient safety or customer operations" and “Philips could be exposed to a significant enterprise cybersecurity breach” in section Operational risks. As of the date of this Annual Report, we have not identified any breaches of cybersecurity or other related risk threats that have materially affected or are reasonably likely to materially affect our business. The aim of our security risk management is to protect the confidentiality, integrity, and availability of Philips products and services, and it is part of our broader risk management and internal control framework described in Risk management and internal control. The Board of Management is responsible for the design and management of Philips’ cybersecurity, which is ultimately overseen by the Supervisory Board (and specifically its Audit Committee). Quarterly reports on cybersecurity risks and incidents are prepared by the IT Audit & Risk Committee (consisting of representatives from the Group Security and Group IT Functions, Philips Internal Audit and the external auditor) and submitted to the Board of Management and the Supervisory Board. This reporting includes the overall risk level, relevant changes in the risk environment, challenges in reaching and/or maintaining current risk levels, and actual risk responses in the form of actions and owners. The Group Security Function maintains a security management framework, which includes processes, requirements and controls for the assessment, identification and management of material risks from, among others, cybersecurity threats. The framework, including cybersecurity policies and procedures, is designed to promote implementation of security requirements in all applicable processes, information processing systems and infrastructure pertaining to our products and services and our supporting and enabling Functions. The framework includes risk, vulnerability and penetration assessments; mandatory yearly security training for all employees (including phishing simulations for all employees multiple times a year); and monitoring and response activities for vulnerabilities identified in products, services and infrastructure. Our Head of Group Security, reporting to our Chief Financial Officer, leads the Group Security Function in supporting the Board of Management in evaluating and setting the security strategy, issuing security policies, and evaluating the progress and effectiveness of the deployment of the company’s security management framework. Our Chief Information Security Officer, reporting to our Head of Group Security, has nearly 27 years of technology and information security management experience in the industry, including prior roles with the Dutch Government and multinationals in the consumer goods, manufacturing, chemical and food processing industries, in various roles ranging from chief information security officer to IT security officer and security architect. Our Chief Information Security Officer is informed of and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through the Global Security Operations Center. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 52

Group Security is also responsible for addressing security risks, including monitoring cybersecurity threats and responding to cybersecurity incidents. The Philips Global Security Operations Center, with the leadership of the Chief Information Security Officer, is the hub for the prevention, detection, mitigation and remediation of cybersecurity incidents on global enterprise systems, supported by certain external services and periodic/intermittent assessments. The severity and materiality of incidents are assessed through a dedicated security incident reporting process and, if necessary, incidents are escalated to the major event team that may hand off to central crisis management and (potentially) to the Philips Disclosure Committee, which assesses the need for public disclosure of (material) incidents. When needed, incidents are further escalated to Global Crisis Management. Additionally, in order to address the security risks associated with our suppliers and the services they provide, security controls are embedded in our procurement and supplier management processes, covering due diligence when engaging with new suppliers; contracting, monitoring and managing existing supplier relationships; and terminating supplier relationships. These security controls include assessing existing security certificates and assurances reports for the services in scope, validating suppliers’ answers to security questionnaires in due diligence, and ensuring that security schedules are part of the signed contracts. 4.3.6 Remuneration framework Aligned with one of our key ESG commitments, the objectives of our remuneration framework are to focus employees throughout the Philips Group on pursuing our purpose and delivering on our strategy, and to motivate them to create superior, long-term stakeholder value. Thus, our remuneration framework is designed to support the company’s overall performance and our commitment to drive progressive value creation through a strategy of focused organic growth, scalable patient- and people-centric innovation, and reliable execution. We aim to attract, retain and motivate world-class talent by offering market-competitive and fair compensation. We position ourselves competitively against our peers through external benchmarking, and we offer ranges that enable us to reward exceptional performance. We also set fair and internally consistent pay levels by taking into account internal relativities, and we are committed to equal pay and ensuring that all employees receive at least a living wage. Employee share ownership is stimulated through our employee share purchase plan, to create alignment with shareholder value and to encourage employees to act as stewards and ambassadors of the company. A part of remuneration of Philips executives is variable and linked to achieving our strategic imperatives through the criteria and targets included in the Annual and Long-Term Incentives. The achievement/payout of the Annual Incentive is partly based on a financial element (70% weight), with financial performance metrics that are aligned with the strategic priorities for the year. The non-financial element of the Annual Incentive (30% weight) reflects the importance of factors relating to the company’s priorities (patient safety and quality, strengthening supply chain reliability, and the simplification of our operating model), as well as our Environmental, Social and Governance (ESG) performance. The achievement/vesting of LTI is also partly based (20% weight) on ESG objectives, reflecting the importance of ESG to our company and its increasing relevance to our stakeholders (as a strategic matter and in the context of our risk management), and to incentivize management’s focus on our policy objective to deliver superior, long-term value to our stakeholders, while acting responsibly towards our planet and society. With respect to variable compensation, our employment contracts include claw back provisions. These allow us to recoup variable remuneration in case of (among others) violations of the Philips General Business Principles. This is one of the means to uphold ethical behavior. The remuneration and benefit arrangements applicable to the broader executive and/or employee population in the Netherlands largely also apply to the members of the Board of Management. The remuneration of the individual members of the Board of Management is determined by the Supervisory Board, taking into account the Remuneration Policy for the Board of Management adopted by the General Meeting of Shareholders in 2024. A description of the composition of the remuneration paid and owed to the individual members of the Board of Management (and the Supervisory Board) is included in the Remuneration Report 2024. 4.3.7 Tax contribution To fulfill our company purpose, a responsible tax approach is required. We fully acknowledge our societal role when it comes to paying taxes in the geographies where value is created. We consider our tax payments as a contribution to the communities in which we operate, and part of our social value creation. Our approach to tax sets the standard for our conduct, by which individual employees, the company and its subsidiaries must abide. We consider tax in the context of the broader society, inspired by our stakeholder dialogues, human rights advocacy, international tax laws and regulations, relevant codes of conduct, and global initiatives of the Organization for Economic Cooperation and Development and the United Nations. The Chief Financial Officer annually reviews, evaluates, approves and, where necessary, adjusts Philips’ approach to tax. Part of our approach is to acknowledge the importance of transparency in respect of our tax contributions. Philips supports and participates in transparency initiatives such as the Dow Jones Sustainability Index and the Tax Transparency Benchmark of the Dutch Association of Investors for Sustainable Development (VBDO). For the second year in a row, Philips scored full marks and has been awarded the winner of the Tax Transparency Benchmark by VBDO. The team had assessed the tax transparency practices of 51 Dutch companies and 65 EU listed companies from Belgium, Denmark, France, Germany, Italy, Spain, and Sweden. The expert jury appointed by VBDO especially complimented us for publishing a full Country Activity and Tax Report, including a narrative linking Philips’ business and activities to taxation. For example, Philips is one of the only companies in this year’s benchmark that explicitly mentioned the governance aspect of ESG in relation to tax. The jury also noted that in this report we have explicitly linked to the GRI 207 Tax Standard and went beyond to include information on environmental and social factors. Furthermore, the jury commended Philips for the clear description of the role taxes play within its Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 53

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information value creation model. In addition, Philips scored a top score (100 out of 100) in the Tax Strategy section of the 2024 Dow Jones Sustainability Index.

The 2024 Country Activity and Tax Report is published on our website in addition to, and simultaneously with, the disclosures on tax included in this Annual Report.

Philips has a tax control framework that forms part of its standard set of Internal Controls over Financial Reporting (ICFR). Philips' tax position is therefore reflected in its financial statements and covered by the Board of Management's report on ICFR. For more on the board's conclusion regarding the effectiveness of ICFR refer to Risk management and internal control.

Philips also endorses the ambitions expressed in the Tax Governance Code published by the Dutch employers organization VNO-NCW. We comply with the principles prescribed in the code, available at VNO-NCW, and we have touched upon the elements of this code in our Country Activity and Tax Report.

In 2024, Philips contributed to the communities where we operate through taxes paid (e.g., corporate income tax) and taxes collected (e.g., VAT). Philips' total tax contribution in 2024, amounting to EUR 3,263 million, is presented by tax type in the accompanying table. Please refer to our 2024 Country Activity and Tax Report for more details.

Philips Group
Total contribution 2024 per tax type in millions of EUR

	Corporate income tax paid	Customs duties	VAT[1]	Payroll tax	Other taxes	Total
Western Europe	62	8	176	854	50	1,150
North America	42	39	122	796	9	1,007
Other mature geographies	18	3	69	117	1	208
Growth geographies	63	81	350	387	17	898
Philips Group	186	131	717	2,154	76	3,263

[1] Includes VAT, GST and sales tax.

4.3.8 Working with stakeholders and advocacy

Our stakeholder engagement helps us deliver on one of our key ESG commitments: to be transparent about our plans, activities, targets, results and contributions to society, and to engage with shareholders, customers, business partners, employees, academics, governments and regulators through a variety of platforms. Through our engagement efforts we pursue and foster an open, meaningful, effective, and informed dialogue regarding our activities and our internal and external stakeholders' needs, concerns and expectations. We derive significant value from our stakeholders across all our activities and engage with, listen to and learn from them. We incorporate feedback on specific areas of our business into our planning, actions, targets, policies and disclosures. Please also refer to the Philips Stakeholder Engagement Policy available at our website.

The purpose of our advocacy efforts is to contribute to policy development and legislative processes and to support business opportunities in the areas relevant to Philips and its Businesses, for example: health system resilience policies and investment plans; ESG, particularly climate, circularity and green procurement; and digital health, such as AI, data protection, interoperability, cybersecurity, and technological sovereignty.

We participate in meetings and task forces as a member of organizations including the World Economic Forum, World Business Council for Sustainable Development (WBCSD), Responsible Business Alliance (RBA), European Financial Reporting Advisory Group (EFRAG), Dutch Sustainable Growth Coalition, the Ellen MacArthur Foundation, European Round Table for Industry, and the European Partnership for Responsible Minerals.

In organizing ourselves around customers and markets, we conduct dialogues to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world. We engage with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, the Chinese Institute of Public and Environmental Affairs, UNICEF, Amnesty International, Greenpeace, Friends of the Earth, and WageIndicator. We also engage with a variety of investors, analysts, rating agencies, institutional advisory and other organizations, such as Eumedion, ISS, Glass Lewis, VEB and VBDO. Please also refer to Investor information. Customers (including consumers and end-users) are able to voice their concerns and indicate their trust during engagement processes.

We invite our stakeholders to engage with us through our website, and we offer dedicated support for consumers and for healthcare professionals. On sustainability matters, including our sustainability reporting in this Annual Report, stakeholders may share their comments and questions via email (philips.sustainability@philips.com). Finally, Philips SpeakUp is available to all stakeholders when they believe their concern relates to a violation of the Philips General Business Principles and underlying policies. More information about Philips SpeakUp, including how Philips protects reporters from retaliation, can be found in General Business Principles (GBP) and Philips SpeakUp (Ethics Line).

For more information on our stakeholder engagement please refer to the Stakeholder engagement overview.

54

4.3.9 Risk management and internal control Risks related to our strategy Philips’ exposure to risks is directly impacted by our strategy, as shown in the accompanying table. A more detailed description can be found in Risk factors and responses. We do not classify these risk categories in order of importance. It should be noted that although our risk management and internal control systems are designed with the intent to manage risks within our appetite, they cannot provide certainty that this is being achieved. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 55

Risk appetite We have set different levels of risk appetite, ranging from an averse to a seeking approach. For more information on our risk appetite, refer to Risk factors and responses. Key elements of our framework The purpose of our risk management is to identify and analyze the risks Philips faces in executing its strategy and activities, to set the risk appetite of the company, to take appropriate risk responses, and to monitor the effectiveness of responses. Please refer to Risk factors and responses, for a description of each material risk factor that we have identified in four main categories: strategic, operational, compliance and financial and reporting. The objective of our internal control framework is to maintain integrated management control of the company’s operations and reporting, and to safeguard compliance with applicable laws and regulations. As such, risk management and internal control form an integral part of our strategy-setting, business planning and performance review cycles. The governance and process that lie at the core of our enterprise risk management are described in more detail in the following sections. Complementary to our enterprise risk management process, Functions and departments (such as Accounting Reporting and Internal Controls, Legal, Sustainability, Patient Safety and Quality, Operations and Integrated Supply Chain, Finance, Tax, and Group Security) support the Executive Committee and management in specific risk areas. These Functions maintain and deploy designated frameworks, to manage, for example, risks related to business continuity, privacy compliance, environmental matters, insurance and tax. It is important to note that our risk management and internal control framework cannot provide certainty as to the realization of our objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non-compliance with rules and regulations. Also, we note that we may not be successful in deploying some or all of our mitigating actions effectively, or these actions may not achieve the anticipated effect. Risk management governance The Board of Management is ultimately responsible for identifying, analyzing and managing the risks Philips faces in executing its strategy and activities, for setting the risk appetite of the company, and for the design, implementation and maintenance of a fit-for-purpose risk management and control system. The system balances risk and opportunity in line with risk appetite, including the monitoring of its effectiveness. The Executive Committee, several experts, enterprise Functions and committees support the Board of Management in the discharge of its responsibilities. The risk appetite is set by the Board of Management, reviewed at least annually and included in the Philips risk management policy. Risk-taking guidance is operationalized through tone from the top, our culture frame, our General Business Principles and our operating model – such as our strategic plans, performance targets, budgets, accountabilities and authority schedules, policies, management systems, process standards, control standards and our performance review cadence. Furthermore, risk appetite is effected through the risk management process described in this chapter. The Executive Committee is primarily responsible for identifying and mitigating material risks to Philips. The Executive Committee is supported by the Enterprise Risk Management Support Team, consisting of experts on various categories of risk, through regular analysis of the enterprise risk profile and enhancement of the risk management framework. In addition, management across the company is responsible for identifying critical risks and implementing appropriate risk responses within their areas of responsibility. Functions maintain and deploy frameworks and activities to structurally manage specific risk areas. To ensure clarity and alignment on the status of, and to make recommendations on, key risk areas these Functions have recurring items on the meeting agenda of the Board of Management. The Board of Management discusses the relevant topics with participation from relevant members of the Executive Committee and other senior executives and subject matter experts. Furthermore, dedicated reports on our key risk areas are shared and discussed with the Supervisory Board and external auditors in the relevant Audit & Risk Committees facilitated by Internal Audit. The Internal Audit Function has an independent role to evaluate and improve the effectiveness of the organization's governance, risk management and internal controls. The Function assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Board of Management and the Audit Committee of the Supervisory Board. The Board of Management and leadership from Businesses, Regions/Zones and key Functions meet quarterly with Internal Audit in Audit and Risk Committees to discuss strengths and weaknesses of Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 56 risk management and controls – as evaluated by internal and external auditors and by means of other (self) assessments – and take corrective action where necessary. The Disclosure Committee seeks to ensure that the company implements and maintains internal procedures for the timely collection, evaluation, and disclosure of information potentially subject to public disclosure under legal, regulatory and stock exchange requirements. The Supervisory Board oversees and advises the Board of Management and the Executive Committee with respect to Philips’ risk management, including the identification of material risks in relation to the risk appetite of the company, the maintenance of internal business controls and risk management, and the compliance with applicable laws and regulations. At least once a year, the Supervisory Board discusses the general strategy of the company and the Philips Group, as well as the main risks associated with their business activities, and the results of the assessment by the Board of Management and the Executive Committee of the structure and operation of the systems of internal business controls and any significant changes therein. The Audit Committee and the Quality & Regulatory Committee of the Supervisory Board assist the full Supervisory Board in fulfilling its risk management oversight responsibilities. The Audit Committee reviews the quality of risk management and controls, and the reported findings of internal and external audits. The Quality & Regulatory Committee’s role particularly relates to the compliance of the company’s products (including software), services, and systems throughout their life cycle. Enterprise risk management process To develop a comprehensive overview of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard, applying a top-down and bottom-up approach. Our process standard is designed based on Enterprise Risk Management: Integrating with Strategy and Performance (2017) from the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and on ISO 31000 - Risk Management. Philips enterprise risk management process • At least once a year, senior management from Businesses, Zones/Regions and key Functions perform a risk assessment as part of their strategic plan update. Risk workshops are facilitated by Internal Audit with senior management across the company to further support these risk assessments. Twelve such risk workshops were held in 2024. • At least quarterly, senior management discusses and monitors the risk profile and risk response effectiveness in its performance reviews and during Audit and Risk Committees, which cover all Businesses, Zones/Regions and selected Functions. • During the quarterly Audit and Risk update session, the Board of Management discusses developments in the enterprise risk profile and management’s initiatives to improve risk responses. • Each year the Executive Committee assesses the enterprise risk profile as an integral part of its strategy review and the potential risk impact versus risk appetite. The assessment also covers the effectiveness of the risk management framework and potential improvements thereto. • Once a year, the updated risk profile and the risk management framework, including the outcomes of the annual Executive Committee risk workshop, are presented to the full Supervisory Board. The underlying risks and response plans are discussed at the end of the year with the Audit Committee of the Supervisory Board. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 57

Next to our enterprise risk management, various Functions as referred to earlier in this section support the management of specific risk areas. In alignment with the Philips risk management process standard, these Functions maintain and deploy designated frameworks. Examples include but are not limited to security, privacy compliance, trade compliance, business continuity, occupational health, and safety and quality. Through specialist teams at the global, regional or local level, standards and requirements are defined and continuously improved, deployed, and monitored to ensure our employees are aware of and comply with these requirements. We continuously seek to improve our risk management. The measures taken during 2024 to further strengthen risk management include: • improved alignment or our risk dialogues with strategy execution and performance review dialogues • further embedding of our governance and process, system and data requirements in the Philips operating model • review of our enterprise policy framework • strengthened our risk management capabilities via upgrades to our risk management tooling and use of data analytics • created additional insights in risk dynamics, e.g., through risk interdependency analysis and risk velocity analysis using statistical scenario modelling • continued efforts to standardize and simplify Philips' process standards, including controls. Additionally, further development of our regulatory landscape intelligence to enhance foresight in, and internal communication on, upcoming regulatory change. • further automation of screening of business partner integrity and of transactions to ensure Export Control compliance • continued analysis of global warming and weather scenarios on the geographical footprint of our facilities as well as suppliers’, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures Financial reporting and sustainability reporting As part of its internal control framework, Philips has implemented a standard set of Internal Controls over Financial Reporting (ICFR). Philips has designed its ICFR framework based on the COSO Internal Control-Integrated Framework (2013). Together with Philips' established accounting procedures, this standard control framework is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published financial statements are properly prepared and do not contain any material misstatements. A structured monitoring process is deployed company-wide to assess, document, review and monitor compliance within ICFR. In each reporting unit, management is responsible for assessing the controls set for their business, risk profile and operations, and for completing the internal control statement certification statement. Deficiencies noted in the design and/or operating effectiveness of ICFR that were not remediated at year-end are reviewed by the Board of Management and the outcome is reported to the Supervisory Board. The Board of Management’s report on ICFR, including its conclusions regarding the effectiveness thereof, can be found in this report in Management’s statements and report. Since 2012, Royal Philips engaged an external provider of assurance, currently EY Accountants B.V., with respect to its sustainability reporting. Originally, our sustainability reporting and the audit thereof was referencing GRI Universal Standards and Philips-specific criteria. Over the years, Philips continued to develop its internal framework and included sustainability-related risks in its risk management processes. While preparing for the publication of a sustainability statement complying with the Corporate Sustainability Reporting Directive ((EU) 2022/2464) and related European Sustainability Reporting Standards, we leveraged the established ICFR framework and processes, and new sustainability related controls are being designed for internal and external sustainability reporting. We expect to fully implement such new controls in 2025. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 58

5 Supervisory Board Focus on Patient Safety and Quality, performance and outlook, long-term value acceleration strategy and succession planning Charlotte Hanneman appointed as Chief Financial Officer Changes in Supervisory Board composition Reports of Supervisory Board committees Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 59

5.1 Letter from the Chairman of the Supervisory Board Dear Stakeholder, Nearing the end of the second year of the three-year plan to create value with sustainable impact, Philips has made solid progress on its execution priorities, returned to order intake growth, and delivered strong margin and good cash performance, although sales growth was slower than initially expected. We remain confident in the company’s strategy and dedicated to ensuring Philips delivers patient safety and quality. Within a challenging macro environment, Philips is focused on creating value out of its portfolio of leadership positions by driving operational improvements and scaling innovation leadership. Philips remains a preferred strategic and innovation partner for its customers, and as a result, has closed a number of sizeable innovation and technology partnerships across the world. Significant progress was made in resolving litigation, and Philips continues to be recognized for its ESG leadership. Strengthening growth remains at the forefront of the agenda, but even as we see positive developments, we are mindful of the geopolitical landscape, and the impact the external environment has on the company’s performance. For this reason, it’s critical that Philips is sufficiently prepared to weather volatile conditions. Simplification efforts to strengthen agility and competitiveness are essential to achieving this. The Supervisory Board remains fully committed to its responsibilities to supervise and advise management in leading the company toward a future of progressive value creation with sustainable impact. As explained in our Report, in 2024 we focused on patient safety and quality, the company’s performance and outlook, the long-term value acceleration strategy, and succession planning. We spent significant time on the company’s strategic focus on growth out of its portfolio, with leadership positions and scalable innovation, and improved execution as key value driver. China and North America markets received specific attention – China, given the uncertainties there that are expected to continue, and North America, given its size and strategic nature. We see that Philips has a clear path forward for sustainable value creation, after reaching an important milestone with the agreement in the Respironics litigation. Under the settlement, Philips Respironics has agreed to pay a total of USD 1.1 billion. Philips Respironics also signed a consent decree, which was court-approved, and Philips concluded an agreement with insurers to cover Respironics recall-related product liability claims. This resolves the personal injury litigation and the medical monitoring class action to end the uncertainty associated with litigation in the US. After welcoming Exor N.V. as a long-term minority investor in 2023, we were pleased to see Exor increase its stake in Philips in 2024, along with some other significant shareholders. As part of the relationship agreement formed in 2023, Philips also welcomed Benoît Ribadeau-Dumas as a new member of the Supervisory Board, with a four-year term beginning at the 2024 Annual General Meeting of Shareholders. Looking to the future, we believe Philips is well-positioned to capture growth in attractive markets, enabling better care for more people through sustainable innovation. We remain committed to the plan to create value with sustainable impact and have confidence in the abilities of CEO Roy Jakobs and the management team to deliver on the full potential of the Businesses. The new member of the Board of Management, Chief Financial Officer Charlotte Hanneman, as well as the new Executive Committee members – Ling Liu, Chief Region Leader, Philips Greater China; Jie Xue, Chief Business Leader Precision Diagnosis; and Özlem Fidanci, Chief of International Region and Leader Growth Region – are already generating fresh energy and ideas, helping to build upon Philips’ strong foundation. Together with my fellow members of the Supervisory Board, I look forward to providing continued oversight as Philips delivers on its purpose of improving people’s health and well-being through meaningful innovation. Thank you to our shareholders and key partners for your support, in 2024 and in the years to come. Feike Sijbesma Chairman of the Supervisory Board Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 60

5.2 Members of the Supervisory Board In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. The Supervisory Board supervises the policies, management and general affairs of Philips, and assists the Board of Management and the Executive Committee with advice where required or requested. Please also refer to Supervisory Board within the company's Corporate governance report. Feike Sijbesma 2 3 Born 1959, Dutch Chairman of the Supervisory Board since May 2021 Chairman of the Corporate Governance and Nomination & Selection Committee Member of the Supervisory Board since 2020; second term expires in 2028 Former CEO of Koninklijke DSM NV (Honorary Chairman) and former non-executive Director of Unilever NV. Co-Chair of the Global Climate Adaptation Center and Member of the Board of Trustees of the World Economic Forum. Chua Sock Koong 1 Born 1957, Singaporean Member of the Supervisory Board since 2021; first term expires in 2025 Former Group CEO of Singapore Telecommunications Limited and currently member of the Board of Directors of Prudential plc, Bharti Airtel Limited, Bharti Telecom Limited and Ayala Corporation. Member of the Council of Presidential Advisors of Singapore, the Securities Industry Council and the Dubai Financial Services Authority, Deputy Chairman of the Public Service Commission of Singapore. Liz Doherty 1 Born 1957, British/Irish Chairwoman of the Audit Committee Member of the Supervisory Board since 2019; second term expires in 2027 Currently, member of the Supervisory Board and Chairwoman of the audit committee of Novartis AG and of Corbion N.V. Member of the advisory committee of Freya Holdco S.à r.l. Fellow of the Chartered Institute of Management Accountants. Former CFO and board member of Reckitt Benckiser Group PLC, former CFO of Brambles Ltd, former non-executive director and audit committee member at Delhaize Group, Nokia Corp., SABMiller PLC and Dunelm Group PLC. Former non-executive board member of the UK Ministry of Justice and of Her Majesty’s Courts and Tribunals Service (UK) and advisor to GBfoods SA and Affinity Petcare SA (subsidiaries of Agrolimen SA). 1 Member of the Audit Committee 2 Member of the Remuneration Committee 3 Member of the Corporate Governance and Nomination & Selection Committee 4 Member of the Quality & Regulatory Committee Marc Harrison 4 Born 1964, American Member of the Supervisory Board since 2018; second term expires in 2026 Former President and Chief Executive Officer of Intermountain Healthcare and former Chief of International Business Development for Cleveland Clinic and Chief Executive Officer of Cleveland Clinic Abu Dhabi. Currently CEO HATCo (Health Assurance Transformation Company) at General Catalyst. Peter Löscher 1 4 Born 1957, Austrian Member of the Supervisory Board since 2020; second term expires in 2028 Former President and CEO of Siemens AG, President of Global Human Health and Member of the Executive Board of Merck & Co., President and CEO of GE Healthcare Bio-Sciences and member of GE’s Corporate Executive Council, CEO and Delegate of the Board of Directors of Renova Management AG. Currently member of the Board of Directors of Telefónica S.A. and CaixaBank S.A. and Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, Non-Executive Director of Thyssen-Bornemisza Group AG and Doha Venture Capital LLC. Indra Nooyi 3 Born 1955, American Member of the Supervisory Board since 2021; first term expires in 2025 Former CFO, President, Chairman and CEO of PepsiCo. Currently member of the Board of Directors and Chair of the Audit Committee of Amazon, Inc. Member of the International Board of Advisors of Temasek, member of the Board of Trustees of the Memorial Sloan Kettering Hospital, trustee of the national gallery of art. Sanjay Poonen 2 Born 1969, American Member of the Supervisory Board since 2022; first term expires in 2026 Former Chief Operating Officer at VMware and President at SAP. Currently CEO and President of Cohesity and member of the Board of Directors of Snyk. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 61

David Pyott 4 Born 1953, British/American Chairman of the Quality & Regulatory Committee Member of the Supervisory Board since 2015; third term expires in 2025 Former Chairman and Chief Executive Officer of Allergan, Inc. and former Lead Director of Avery Dennison Corporation. Currently member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and Pliant Therapeutics. Chairman of the Governing Board of London Business School, member of the Board of Trustees and Executive Committee of the California Institute of Technology, Vice President of the Ophthalmology Foundation and President of the Advisory Board of the Foundation of the American Academy of Ophthalmology. Benoît Ribadeau-Dumas 3 Born 1972, French Member of the Supervisory Board since 2024; first term expires in 2028 Former deputy CEO at SCOR, former Chief of Staff to the French Prime Minister, former CEO of Aerosystems, member of the Management Board of Zodiac Aerospace, former SEVP CGG Veritas and former CEO of Thales Underwater Systems. Currently Managing Director at Exor, member of the Board of Directors of Stellantis, Institut Merieux, Merieux Nutrisciences, bioMerieux, TagEnergy and Welltec. Member of the Board of Directors of Galileo Global Education and Cerba Healthcare. Paul Stoffels 2 3 Born 1962, Belgian Vice-Chairman and Secretary Chairman of the Remuneration Committee Member of the Supervisory Board since 2018; second term expires in 2026 Former CEO of Virco, Chairman of Tibotec, worldwide Chair of Pharmaceuticals at Johnson & Johnson and Chief Scientific Officer & member of the Executive Committee at Johnson & Johnson. Currently CEO and Chairman of the Board of Directors of Galapagos NV. Herna Verhagen 1 2 Born 1966, Dutch Member of the Supervisory Board since 2022; first term expires in 2026 CEO of PostNL, member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of Het Concertgebouw N.V. and member of the Advisory Board of Goldschmeding Foundation. For a current overview of the Supervisory Board members, see also https://www.philips.com/a-w/about/supervisory-board.html 1 Member of the Audit Committee 2 Member of the Remuneration Committee 3 Member of the Corporate Governance and Nomination & Selection Committee 4 Member of the Quality & Regulatory Committee Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 62

5.3 Supervisory Board report The Supervisory Board supervises, advises and challenges the Board of Management in performing their management tasks as well as setting and executing the strategy of the Philips Group with a focus on long-term and sustainable value acceleration and securing its business leadership positions. The members of the Supervisory Board act in the interests of Philips, its Businesses and all its stakeholders in accordance with good governance practices. This report includes a description of the Supervisory Board’s activities during the financial year 2024 and other relevant information on its composition and its functioning. 2024 focus areas and activities of the Supervisory Board In 2024, the Supervisory Board’s focus was on patient safety and quality, the company’s performance and outlook, the long-term value acceleration strategy, and succession planning. The related near-term and longer-term actions were extensively reviewed and discussed with management, against the geopolitical background and the external environment in which the company operates, and the impact that the macro-economic outlook has on the company’s performance. Patient safety and quality – Compared to 2023, the Supervisory Board gradually expanded its focus from the Respironics recall to the risks and challenges related to patient safety and quality across all Businesses. Patient safety and quality was a recurring agenda item for each of the (regular) meetings. The Supervisory Board challenged management to remain focused on the safety of patients as the main priority and driver, despite operational and supply challenges. In that context, the Supervisory Board reviewed the process framework for product design and production controls in the company (and other mitigation of quality related risks and challenges) and monitored progress on resolving product quality issues, site inspections, ongoing engagements with the US Food & Drug Administration (FDA) and other competent authorities globally, and the execution of the company-wide program to improve and foster a culture, behaviors and a mindset that puts patient safety and quality first. The Supervisory Board was regularly updated on the management of the consequences of the Respironics recall. This oversight included, among other things, the settlement of personal injury and medical monitoring claims in the US; the agreement with the US Department of Justice (DOJ) and FDA on the Respironics consent decree; the continued execution of the economic loss class action settlement; the ongoing criminal and civil investigation by the DOJ’s Consumer Protection Branch and Civil Fraud Section; and the investigation by more than 30 US state Attorneys General into possible violations to state deceptive practices statutes; as well as the securities claims in the US and the Netherlands, and the SEC investigation. Performance and outlook – The Supervisory Board reviewed and tracked progress on 2024 performance, including relevant key performance indicators, such as comparable order intake, comparable sales growth*, Adjusted EBITA* and free cash flow*. Despite the challenging geopolitical and macro-economic environment, the company delivered on its commitments regarding profitability, free cash flow and ESG, in line with guidance and consensus. The Supervisory Board engaged with management on the quarterly performance and outlook, in particularly on phasing and predictability of sales, the quality of earnings and margin improvement. Value acceleration – In the course of 2024, the focus of the Supervisory Board moved from value creation to a strategy of value acceleration. The Supervisory Board reviewed and tracked progress on the execution of this strategy. In parallel, the Supervisory Board and management engaged in multiple deep-dive sessions on the company’s strategic focus on organic growth and scalable innovation with improved execution as key value driver, as well as the main priorities for each of the segments, Regions and Functions. Specific attention was given to the role of North America and China in the strategy moving forward, given the dynamics of these markets. Succession planning – The Supervisory Board spent time in 2024 considering its composition, as well as the composition of the Board of Management and the Executive Committee. Attracting candidates with expertise in (consumer) health tech and artificial intelligence continues to be part of the Supervisory Board’s succession planning. Our report includes information on the composition of the Supervisory Board. The Supervisory Board is very pleased with the appointment of Charlotte Hanneman, at the 2024 AGM, as member of the Board of Management, succeeding Abhijit Bhattacharya as Chief Financial Officer from October 1, 2024, and she has deepened the industry expertise of the Board of Management. The Supervisory Board is grateful to Mr Bhattacharya for his long-term service and leadership. Ling Liu (Chief Greater China Region) has been appointed as new member of the Executive Committee, effective July 1, 2024. Also Özlem Fidanci (Chief of International Region and Leader Growth Region) and Jie Xue (Chief Business Leader Precision Diagnosis) were appointed as new members of the Executive Committee, both effective January 1, 2025. Refer to Report of the Corporate Governance and Nomination & Selection Committee for more information. Other key matters that were reviewed and/or discussed during one or more meetings in the course of 2024 include • Capital allocation, including the dividend policy and pay-out and the M&A framework, and specifically the company’s flexibility under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives. • The company’s liquidity position and leverage, including the measures taken to strengthen it in light of the financial performance of the company. These measures include the issue of bonds through the Euro Medium Term Note program in May 2024 with the purpose to repay EUR 700 million in existing debt due in 2024 and 2025. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 63

• Geopolitical developments and their impact on Philips’ business, in particular the impact of the Russia-Ukraine war and the situations in Israel and the Middle East, on Philips employees and the (potential) implications on the continuity of Philips’ business in these countries, and the impact of additional tariffs proposed by the new US administration. • The deterioration in market developments in the China consumer and professional health businesses. • Regular review of the key performance indicator dashboard, tracking the performance of the 2024 indicators for the Executive Committee versus target. • Philips’ annual management commitments, including the 2024 key performance indicators for the Executive Committee, the performance on such indicators, and the annual operating plan for 2024. • Patient safety and quality compliance, systems and processes. The Supervisory Board was regularly updated on past and upcoming FDA inspections at various company sites, including the preparations for and outcomes of such inspections. • Oversight of the adequacy of the company’s Internal Control over Financial Reporting. • Enterprise risk management, including updates on and improvements to the relevant processes; the outcome of the annual risk assessment dialogue with the Executive Committee; and an update of the top risks faced by the Philips Group, including the possible impact of such risks, as well as control and mitigation measures. Refer to Risks related to our strategy. • Engagements with shareholders and institutional advisory firms on the revised Remuneration Policy for the Board of Management and the revised Remuneration Policy for the Supervisory Board as adopted at the 2024 Annual General Meeting of Shareholders. • The company’s People strategy and priorities, employee engagement and retention of employees, review of talent management, leadership and talent development, leadership culture, and equal opportunities for all employees. • Evaluation of the Board of Management and the Executive Committee and its members, based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year, as well as the assessment of the main findings and conclusions of last year’s evaluation and the related follow-up. • Philips’ Environmental, Social and Governance (ESG) approach, including an update on progress made with respect to the 2025 ESG key programs and sustainability commitments. The Supervisory Board was also further educated on requirements related to the company’s sustainability reporting, as well as relevant Dutch and EU regulatory developments. These include but are not limited to the impact on Philips of the EU Corporate Sustainability Reporting Directive (CSRD) and its pending implementation into Dutch law, and the European Corporate Sustainability Due Diligence Directive (CSDDD).Refer also to ESG governance regarding the Supervisory Board's responsibility for the oversight of the ESG dimensions. • The (re-)appointment of the external providers of assurance on the company’s sustainability statements for the years 2024 and 2025, respectively. • Significant civil litigation claims against, and public investigations into, Philips. • The agenda for the 2024 AGM (held on May 7, 2024) and the proposed agenda for the upcoming 2025 AGM (to be held on May 8, 2025). The market environment for global M&A activities that offered limited opportunities in 2024 driven by growing macro-economic challenges, inflationary pressure and elevated interest rates, as well as the company’s selective approach toward M&A going forward and the (business) performance of companies previously acquired by the company. • The overall Philips IT landscape and related strategy, including IT simplification and experience improvement. • The approach to information security, focused on protecting the company, its research and development, and production. • The updated Tax policy, the expected impact of the OECD pillar One and pillar Two models, and the US Base Erosion and Anti-Abuse Tax (BEAT) liability on the company, as well as the Effective Tax Rate (ETR) over the period 2018-2023. • The innovation and artificial intelligence strategy and roadmap of each Business. The Supervisory Board reviewed Philips’ annual and interim financial statements, including information related to ESG, prior to publication. Supervisory Board meetings and attendance In 2024, the members of the Supervisory Board convened for seven regular meetings and three extraordinary meetings. Moreover, the Supervisory Board members collectively and individually interacted with members of the Board of Management, with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO frequently had bilateral discussions about the company’s progress on a variety of matters. The Supervisory Board meetings held in 2024 were generally very well attended. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and the committees reported back on their activities to the full Supervisory Board. In addition, the Supervisory Board and Committees held private meetings. The members of the Supervisory Board concluded that they devoted sufficient time to engage (proactively, if the circumstances so required) in their supervisory responsibilities. In March 2024, two Supervisory Board members visited the European Congress of Radiology in Vienna, Austria, and in August 2024, one Supervisory Board member visited the European Society of Cardiology in London, UK. In June 2024, the Supervisory Board members visited Philips’ Personal Health site in Stamford, Connecticut, US. In September 2024, some Supervisory Board members visited Philips’ Diagnosis & Treatment manufacturing site in Best, the Netherlands. Supervisory Board: composition, diversity and self-evaluation The Supervisory Board is a separate corporate body that is independent of the Board of Management and the company. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code, except for one member (i.e., 91%), Benoît Ribadeau-Dumas, to whom the independence exception of best practice provision 2.1.7(iii) of the Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 64

Dutch Corporate Governance Code is deemed to apply. Furthermore, the members of its Audit Committee are independent under the rules of the US Securities and Exchange Commission applicable to the Audit Committee. The Supervisory Board currently consists of 11 members and retained critical knowledge and capabilities with the re-appointments of Feike Sijbesma (Chairman) and Peter Löscher, both for a term of four years as per the end of the 2024 AGM. Following a proposal from long-term shareholder Exor N.V., Benoît Ribadeau-Dumas was appointed at the 2024 AGM as a new member of the Supervisory Board, also for a term of four years as per the end of the 2024 AGM. Anticipating the expiry of the third term of appointment of David Pyott, and his retirement from the Supervisory Board at the end of the 2025 AGM, the Supervisory Board was tasked with identifying a candidate with equivalent medtech and quality and regulatory affairs expertise. As a result, the agenda of the upcoming 2025 AGM will include a proposal to appoint Bob White as new member of the Supervisory Board. The first term of both Indra Nooyi and Chua Sock Koong will expire at the end of the 2025 AGM, and the agenda for that meeting will include proposals to re-appoint them. The selection of candidates for appointment is always based on merit. The Supervisory Board also attaches value to diversity and has adopted a Diversity Policy to promote diversity at board level. For more information, please refer to Report of the Corporate Governance and Nomination & Selection Committee. The composition of the Supervisory Board furthermore follows its profile as included in the Rules of Procedure of the Supervisory Board. The profile aims for an appropriate combination of knowledge and experience among the members of the Supervisory Board, encompassing general management, international business, ESG and sustainability, (consumer) health and medical technology, patient safety, quality and regulatory, product development, finance and accounting, human resources, manufacturing and supply chain, information technology and digital, marketing, and governmental and public affairs, all in relation to the global character of Philips’ Businesses. The Supervisory Board also aims for having members with different nationalities and (cultural) backgrounds, working experiences or otherwise diverse qualities, as well as one or more members who have held an executive or similar position in business or society no more than five years ago. The composition of the Supervisory Board shall furthermore be in accordance with the Dutch Corporate Governance Code best practice provisions on independence, and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile. Any (re-)appointments of members of the Supervisory Board must meet the gender quota, as required by Dutch law, requiring that of the Supervisory Board members at least one-third are women and at least one-third are men. (For calculation purposes, a total number of board members that cannot be divided by three must be rounded up to the next number that can be divided by three.) Currently, the statutory quota is met, as out of 11 Supervisory Board members, four members are female and seven members are male. The quota will also be met upon the proposed re-appointments of Indra Nooyi and Chua Sock Koong, and appointment of Bob White as members of the Supervisory Board at the 2025 AGM. In 2024, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. The outcome of this survey was satisfactory. An independent external party facilitated the 2024 self-evaluation process for the Supervisory Board and its committees. This included drafting and submitting relevant questionnaires, interviewing members of the Supervisory Board and aggregating and reporting on the results. The members of the Board of Management also provided their input. The questionnaires covered various topics such as composition, size, skills and experience, geographical coverage and diversity of the Supervisory Board, the effectiveness of the Supervisory Board’s oversight of various aspects such as strategy, business performance, risk management, succession planning and people, and engagement with management. In addition, the questionnaire reflected on the company’s strategy, innovation, digital and AI developments, understanding of the market and stakeholder landscape, and continuous education. All members of the Supervisory Board were invited to share recommendations to improve the Supervisory Board’s functioning and ways of working going forward. Furthermore, the performance of the Chairman, of the other Supervisory Board members individually, and of the Supervisory Board’s committees was evaluated separately. The reports on the evaluation were discussed in a meeting of the Supervisory Board and resulted in a collection of positive points to maintain as well as priorities for further improvement. The results of the self-evaluation indicated that the Supervisory Board is a well-functioning team of appropriate size that benefits from different expertise, background and international geographical representation. Progress has been made on all domains, in particular in terms of stakeholder understanding, risk and safety, oversight and the proximity to top talent and succession. The Supervisory Board has been bolstered by its relationship with long-term investor Exor N.V. as a strategic investor and the new member of the Supervisory Board that was appointed in 2024 following Exor’s proposal. The Supervisory Board members assessed they have struck the right balance between supporting and challenging management on the company's focus areas, which include setting the foundation and aspirations for the future and execution of the value acceleration strategy, patient safety and quality, culture, and senior executive succession planning. The Chairman of the Supervisory Board had several meetings with individual members of the Supervisory Board to discuss ways to further enhance the functioning of the Supervisory Board and its individual members going forward. The Chairman also discussed the evaluation of his own functioning with the Vice-Chairman. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 65

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Supervisory Board composition

	Feike Sijbesma	Paul Stoffels	Chua Sock Koong	Liz Doherty	Marc Harrison	Peter Löscher	Indra Nooyi	Sanjay Poonen	David Pyott	Herna Verhagen	Benoît Ribadeau-Dumas
Year of birth	1959	1962	1957	1957	1964	1957	1955	1969	1953	1966	1972
Gender	Male	Male	Female	Female	Male	Male	Female	Male	Male	Female	Male
Nationality	Dutch	Belgian	Singaporean	British/Irish	American	Austrian	American	American	British/American	Dutch	French
Initial appointment date	2020	2018	2021	2019	2018	2020	2021	2022	2015	2022	2024
Date of (last) (re-)appointment	2024	2022	n/a	2023	2022	2024	n/a	n/a	2023	n/a	n/a
End of current term	2028	2026	2025	2027	2026	2028	2025	2026	2025	2026	2028
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes	No
Committee memberships[1]	RC & CGNSC	RC & CGNSC	AC	AC	QRC	AC & QRC	CGNSC	RC	QRC	AC & RC	CGNSC
Attendance at Supervisory Board meetings	10/10 (100%)	10/10 (100%)	10/10 (100%)	10/10 (100%)	10/10 (100%)	9/10 (90%)	9/10 (90%)	9/10 (90%)	7/10 (70%)	9/10 (90%)	5/10** (50%)
Attendance at committee meetings	RC 3/3 CGNSC 6/6 (100%)	RC 3/3 CGNSC 6/6 (100%)	AC 6/6 (100%)	AC 6/6 (100%)	QRC 5/5 (100%)	AC 6/6 QRC 5/5 (100%)	CGNSC 6/6 (100%)	AC 3/6*** (50%) RC 2/3*** (66.67%)	RC 1/3* (33.33%) QRC 5/5 (100%)	RC 3/3 (100%) AC 3/6*** (50%)	CGNSC (4/6)** (66.67%)
General management	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
ESG & sustainability	yes					yes	yes			yes	
(Consumer) health and medical technology	yes	yes		yes	yes	yes			yes		
Patient safety, quality & regulatory and product development		yes			yes	yes			yes		
Finance and accounting	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Human Resources	yes	yes	yes		yes	yes	yes	yes	yes	yes	yes
Manufacturing and supply chain	yes	yes		yes		yes	yes				yes
Information technology and digital	yes	yes	yes	yes	yes	yes	yes	yes		yes	
Marketing	yes	yes				yes	yes	yes	yes	yes	
Governmental and public affairs	yes	yes	yes	yes	yes	yes	yes			yes	yes

1 CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee

* Mr Pyott left the RC on June 1, 2024

** Mr Ribadeau-Dumas joined the Supervisory Board as observer as per March 1, 2024 and was appointed on May 7, 2024

*** Ms Verhagen joined, and Mr Poonen left the AC as per June 1, 2024. Mr Poonen joined the RC as per June 1, 2024

Supervisory Board committees

While retaining overall responsibility, the Supervisory Board has assigned certain tasks to the three long-standing committees, also referred to in the Dutch Corporate Governance Code: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. In 2015, the Supervisory Board also established the Quality & Regulatory Committee. The separate reports of these committees are part of this Supervisory Board report and are published below. The function of all of the Supervisory Board's committees is to prepare the decision-making of the full Supervisory Board, and the committees currently have no independent or assigned powers. The full Supervisory Board retains overall responsibility for the activities of its committees.

66

In light of the significance of the ESG dimensions to Philips and their integration into the company’s overarching strategy, the Supervisory Board as a whole is conducting oversight and advising executive management on the company’s ESG approach. Financial statements and sustainability report 2024 The financial statements of the company for 2024, as presented by the Board of Management, have been audited by EY Accountants B.V., the independent external auditor appointed by the General Meeting of Shareholders. We have approved these financial statements, and all individual members of the Supervisory Board have signed these documents (as did the members of the Board of Management). We have also approved the company’s sustainability statement for 2024, which has also been audited by EY Accountants B.V. Finally, we would like to express our thanks to the members of the Board of Management, the Executive Committee and all other employees for their continued contributions throughout 2024. The Supervisory Board Feike Sijbesma Paul Stoffels Chua Sock Koong Liz Doherty Marc Harrison Peter Löscher Indra Nooyi Sanjay Poonen David Pyott Benoît Ribadeau-Dumas Herna Verhagen 5.3.1 Report of the Corporate Governance and Nomination & Selection Committee The Corporate Governance and Nomination & Selection Committee is chaired by Feike Sijbesma. Its other members are Paul Stoffels, Indra Nooyi and Benoît Ribadeau-Dumas. The Committee is responsible for the review of the overall corporate governance, and the selection criteria and appointment procedures for the Supervisory Board, Board of Management, the Executive Committee, and certain other key management positions. In 2024, the Committee held six meetings and all Committee members attended these meetings. The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board. Following those consultations, it prepared decisions and advised the Supervisory Board, which resulted in the re-appointments of Feike Sijbesma and Peter Löscher and the appointment (following the proposal from long-term investor Exor N.V.) of Benoît Ribadeau-Dumas as members of the Supervisory Board at the 2024 Annual General Meeting of Shareholders (AGM). This also resulted in the proposal to appoint Bob White as new member of the Supervisory Board, to be included in the agenda for the upcoming 2025 AGM. Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans, and emergency candidates for key roles in the company. The review and evaluation consist of periodical performance review meetings with the individual members of the Board of Management and the Executive Committee, and evaluation of the results of these meetings by the Committee. The main findings and conclusions from these reviews were also shared with the Supervisory Board and the Remuneration Committee and were taken into account in the performance evaluation of the Board of Management and Executive Committee members and the selection of succession candidates. Reference is made to 2024 Annual Incentive, setting out the performance review of the Board of Management members by the Remuneration Committee. The Committee devoted time in 2024 to the selection and/or appointment of candidates to fill other current and future vacancies on the Board of Management and the Executive Committee. This resulted in the appointment of Charlotte Hanneman as incoming Chief Financial Officer and a member of the Executive Committee as per June 1, 2024, and (at the 2024 AGM) her appointment as a member of the Board of Management as per October 1, 2024. This also resulted in the proposal, to be included in the agenda for the upcoming 2025 AGM, to re-appoint Marnix van Ginneken as a member of the Board of Management. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 67

The Committee’s work furthermore resulted in the appointment of Ling Liu as a member of the Executive Committee, succeeding Andy Ho, in the role of Chief Region Leader, Philips Greater China, effective July 1, 2024. And effective January 1, 2025, two other new members of the Executive Committee were appointed. Özlem Fidanci succeeded Edwin Paalvast as Chief of International Region and Leader Growth Region. Jie Xue was appointed Chief Business Leader Precision Diagnosis, which had been under the extended leadership of Bert van Meurs (Chief Business Leader Image Guided Therapy). Bert and Jie are now jointly responsible for the Diagnosis & Treatment segment. The Committee also devoted time in 2024 to the selection and appointment of Filip Koek as the Head of Internal Audit as per September 1, 2024. With respect to corporate governance matters, the Committee discussed recent developments in the Netherlands, and ESG reporting and due diligence developments in Europe. Finally, the Committee reviewed the Charter of the Corporate Governance and Nomination & Selection Committee and concluded it remains appropriate. With respect to the productivity initiatives and other actions to improve the company’s performance (including the unfortunate but necessary reduction of roles), the Committee was updated by management on the impact on employees and the phased deployment approach, and members reviewed the simplification of the organization. Diversity The Diversity Policy for the Supervisory Board, Board of Management and Executive Committee was adopted in 2017 and revised in February 2023, and it is published on the company website. The Committee periodically assesses the Diversity Policy and the size and composition of the Supervisory Board and makes recommendations, if relevant, relating to the profile for the Supervisory Board. Pursuant to the Diversity Policy, the selection of candidates for appointment is based on merit and its criteria aim to ensure that the Supervisory Board, the Board of Management and the Executive Committee have a sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the company’s business. The nature and complexity of the company’s business is taken into account when assessing the optimal mix of perspectives, as well as the social and environmental context in which the company operates. Effective 2022, Dutch law requires listed companies to set appropriate and ambitious gender diversity targets for the Board of Management and for a management level of a seniority to be determined by the company. To this end, the Diversity Policy includes the Supervisory Board’s aim that at least one-third of the members of the Board of Management and of the Executive Committee are women, and at least one-third are men. The composition of the Board of Management and the Executive Committee, respectively, currently meets this aim. 5.3.2 Report of the Remuneration Committee The Remuneration Committee is chaired by Paul Stoffels. Its other members are Feike Sijbesma, Herna Verhagen and Sanjay Poonen, who replaced David Pyott on June 1, 2024. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee, as well as the policies governing this remuneration. The annual cycle of the Remuneration Committee enables it to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The Committee met three times in 2024. All Committee members were present during these meetings. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert. For a full overview of the responsibilities of the Committee, please refer to the Charter of the Remuneration Committee, as set forth in Chapter 3 of the Rules of Procedure of the Supervisory Board (which are published on the company’s website). Following preparations that started in May 2023 and stakeholder engagements through a dedicated remuneration roadshow and other interactions, the Remuneration Committee submitted proposals at the AGM 2024 to adopt an amended Remuneration Policy for the Board of Management and an amended Remuneration Policy for the Supervisory Board. The Remuneration Committee was very thankful for the shareholders’ support, as these proposals were approved by a 96.07% and a 98.94% majority, respectively. Please refer to the Remuneration report 2024 where the Supervisory Board provides a comprehensive overview, as prepared by the Remuneration Committee, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board in the year 2024. 5.3.3 Report of the Audit Committee The Audit Committee is chaired by Liz Doherty. Its other members are Peter Löscher, Chua Sock Koong and Herna Verhagen, who replaced Sanjay Poonen on June 1, 2024. The Committee assists the Supervisory Board in fulfilling its supervisory responsibilities, including ensuring the integrity of the company’s financial statements, reviewing the company’s internal controls and overseeing the enterprise risk management process. In 2024, the Audit Committee held five regular meetings and one extraordinary meeting, which were attended by all Audit Committee members and the Chairman of the Supervisory Board. The CEO, CFO, Chief ESG & Legal Officer, Head of Internal Audit, Chief Accounting Officer and external auditor (EY Accountants B.V.) were also invited and attended all regular meetings. The Committee met separately in private sessions with the CEO, CFO, Head of Internal Audit and external auditor after the regular quarterly meeting of the Committee. Prior to the Committee meetings, the Audit Committee chair met one-on-one with the Group Treasurer as well as with each member of the management who regularly attend the Audit Committee meetings and with the external auditor. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 68

The following overview highlights matters that were reviewed and/or discussed during Committee meetings in the course of, or with respect to, the financial year 2024: • The company’s 2024 annual and interim financial statements and non-financial information (prior to publication), the restructuring provision, the FCO provisions, the goodwill impairment tests, deferred tax assets and legal matters. In each of the regular quarterly meetings of the Committee, the Committee reviewed the draft of the press release on the company’s annual or interim financial statements. • Matters relating to accounting policies, financial risks, reporting, and compliance with accounting standards. Key accounting judgments were discussed in-depth, and treatments were challenged, as were quality of earnings. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Furthermore, the Committee reviewed the goodwill impairment tests performed in the fourth quarter, risk management, tax matters, legal compliance, and developments in regulatory investigations, as well as legal proceedings, including antitrust investigations and related provisions. Important findings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief ESG & Legal Officer’s review of litigation and other claims, as well as material investigations, including those related to the Philips Respironics voluntary recall), and follow-up actions and appropriate measures were examined thoroughly. • The company’s policy on business controls, legal compliance and the General Business Principles (including deployment). The Committee reviewed, discussed and monitored closely the company’s internal control certification processes, and in particular, compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in, and findings relating to, conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken. • The company’s cash flow generation, liquidity and financing headroom, and its ability under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives. • Specific finance topics, capital spending and the company’s debt financing strategy (including the issue of bonds through the Euro Medium Term Note program in May 2024 with the purpose to repay the EUR 700 million existing debt due in 2024 and 2025). • A post-investment review of projects in the areas of information technology, Research & Development, real estate, operations and restructuring, and assessment of the actual spend and timing of such projects against the original budget and timing. • The quarterly Internal Audit reports in which the Head of Internal Audit highlighted key findings of internal audits and fraud investigations by the Internal Audit Function in the previous quarter. The Committee discussed the adequacy of the remediation actions agreed with management and accountabilities for executing on these actions. In each meeting the Head of Internal Audit also presented the audit schedule for the upcoming quarter. Review and approval of the revised Internal Audit charter, annual audit plan and budget, audit scope, and its coverage in relation to the scope of the external audit, as well as the staffing, independence, performance and organizational structure of the Internal Audit Function. This includes the succession of the Internal Auditor in September 2024. • The proposed 2024 external audit scope, including key audit areas, approach and fees, and non- audit services provided by the external auditor in conformity with the Philips Auditor Policy. Review and challenge of the independence as well as the professional fitness and good standing of the external auditor and its engagement partners. For information on the fees of the Group auditor, please refer to Audit fees in the note Income from operations. The Committee reviewed the transition plan as proposed by PricewaterhouseCoopers Accountants N.V. (PwC) to take over from EY Accountants B.V. as the company’s new external auditor of the financial report, starting on January 1, 2025, for a term of four years, and the appointment of the company's external assurance provider on the 2025 sustainability statement. • The company’s structure and system for compliance with export controls and international sanctions. • Reviewing the quarterly reports on sustainability-related developments, including EU Corporate Sustainability Reporting Directive and EU Sustainability Reporting Standards, the company's progress on the implementation thereof, and the impact thereof on reporting by the Philips Group. The committee also discussed the level of assurance to be provided through the external audit of the sustainability statement. • Philips’ information security risk approach (including cybersecurity), at an enterprise level as well as at product and service levels, comprising an update on the mitigation of cybersecurity risks and actions taken to comply with relevant laws and regulations including the Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure requirements issued by the US Securities and Exchange Commission (SEC). In February 2025, the Committee reviewed, together with the other members of the Supervisory Board, the draft of the Annual Report 2024, as well as the key audit matters and the critical audit matters identified by the external auditor in relation to the 2024 financial statements included in the Annual Report 2024 and the Annual Report on Form 20-F, respectively. In February 2025, the Committee also reviewed the draft of the company’s 2024 Country Activity and Tax Report. During each regular quarterly Audit Committee meeting, the Committee reviewed the quarterly report from the external auditor, in which the auditor set forth its findings and attention points during the relevant period. The Annual Audit Letter was circulated to the full Supervisory Board, and planned actions to address the items raised were discussed with management in the subsequent Audit Committee meetings as well as in private sessions with management. Finally, the Committee reviewed and updated the Audit Committee Charter. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 69

5.3.4 Report of the Quality & Regulatory Committee The Quality & Regulatory Committee was established in view of the importance of patient safety and the quality of the company’s products, systems, services and solutions. The Committee provides broad oversight of compliance with the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products, systems, services and solutions. The Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by David Pyott and its members are Marc Harrison and Peter Löscher. As of June 1, 2024, Paul Stoffels also attended the meetings. In 2024, the Committee held five meetings, and all Committee members attended these meetings. Quality related matters were a regular item on the agenda of the Supervisory Board meeting. The CEO, the Chief ESG & Legal Officer, the Chief Operations Officer, the Chief Patient Safety & Quality Officer and the Chief Medical Officer were present during these meetings. The following overview indicates some of the matters that were discussed during meetings in the course of 2024. • The progress on the company’s Quality & Regulatory strategy was tracked and reviewed. The Committee focused on the strategy to ensure the safety and efficacy of the company’s products and solutions for patients and customers. In that context, the Committee reviewed the status and progress of the company’s Patient Safety and Quality program, which includes enhancement of the engagement with regulators, ensuring sustainability and predictable performance, and the Patient Safety & Quality Culture Intervention. Specific attention was given to the Quality Management System (QMS) transformation to drive process simplification in a tailored manner and Product Quality Reviews (PQRs) to ensure the installed base meets patient safety and design control standards, as well as compliance requirements. For more information, please refer to Patient safety, quality and regulatory. • The Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021) in the company’s Sleep & Respiratory Care Business. Management regularly updated the Committee on the trend of the number of devices registered for remediation and on the progress of the repair-and- replace program for the affected devices, as well as actions taken to accelerate the remediation. The Committee reviewed aspects of this issue, such as the program governance to enable effective execution, and ongoing engagements with the FDA and the DOJ, among others, with respect to the 518(a) Notification order issued by the FDA on March 10, 2022, the investigation initiated by the DOJ to which Philips Respironics is subject, and the execution of the agreed consent decree. The Committee reviewed the engagements with other regulatory authorities globally. Furthermore, the Committee reviewed and discussed with management the engagement with and communication efforts to patients, physicians, customers and durable medical equipment providers; the testing program and its outcomes; and health hazard evaluations. The Committee also discussed the level of related field action provisions, as set out in more detail in the report of the Audit Committee above. • Management updated the Committee regularly with respect to other quality issues (other than the Philips Respironics voluntary recall notification mentioned in the previous bullet), and the Committee reviewed the progress made with solving and closing such other issues. • Review of progress in the transformation of the company’s Patient Safety & Quality Function, aimed at further strengthening expertise and capabilities within the Function, including upscaling Patient Safety & Quality talent at mid-level leadership positions. • Review of the progress made with global initiatives around the transformation, standardization and simplification of the company’s structure and organizational processes relating to QMSs (the reduction of the current QMSs to one quarter versus the baseline), management systems, regulated manufacturing sites (legal manufacturers), Corrective and Preventive Action (CAPA) and complaint management. • Review the implementation of a Patient Safety & Quality IT roadmap and ensure adoption of the IT and data enhancements. • The status and outcome of Quality & Regulatory-related investigations and inspections by regulatory authorities and notified bodies globally across the organization. Management also regularly provided the Committee with an overview of upcoming scheduled inspections across company sites by the FDA, other regulatory authorities and notified bodies, and the actions taken to prepare for such inspections. • Review of the product risk per Business based on a product assessment approach and remediation across the company, including findings resulting from internal audits. • Review of the 2024 dashboard of Quality & Regulatory key performance indicators, showing the trend of performance. The Committee also reviewed the Quality & Regulatory key performance indicators for 2025. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 70

5.4 Remuneration report 2024 Letter from the Remuneration Committee Chair Dear Stakeholder, On behalf of the Remuneration Committee, I am pleased to present the 2024 Remuneration Report, providing a comprehensive overview of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board, respectively, in the financial year 2024. Charlotte Hanneman succeeded Abhijit Bhattacharya as CFO as of October 1, 2024, after having joined Philips on June 1, 2024, as a member of the Executive Committee, to start her introduction into the role. This Remuneration Report includes their respective remunerations in their capacity as members of the Board of Management. Company performance in 2024 and incentive plan realization Despite declines in demand in both consumer and health systems in China we returned to positive order growth and continued to drive margin expansion and cash-flow generation. Nearing the end of the second year of the three-year plan to create value with sustainable impact, Philips has made solid progress on its execution priorities, returned to order intake growth, and delivered strong margin and good cash performance, although sales growth was slower. Philips reached important milestones in the Respironics litigation, resolving the personal injury litigation and the medical monitoring class action. We believe this progress is being acknowledged, where long-term investor Exor increased its stake in Philips, along with some other significant investors. For the awards granted under our Long-Term Incentive Plan in 2022, the company performance resulted in a realization above target for the sustainability objectives. For the relative Total Shareholder Return (TSR) and adjusted Earnings Per Share (EPS) metrics in our Long-Term Incentive Plan, however, there was a below-threshold performance since the start of the performance period in 2022. With respect to the financial metrics of the 2024 Annual Incentive, performance was at target for the Adjusted EBITA metric, below target for the free cash flow* metric, and below threshold for the comparable sales growth* metric. Please refer to our 2024 Remuneration Report for more details. Other remuneration matters prepared by the Remuneration Committee In 2024, we successfully introduced new remuneration policies for the Board of Management and the Supervisory Board, respectively. This process commenced in October 2023 with extensive engagement with stakeholders, including shareholders representing approximately 55% of the issued share capital, institutional advisory organizations, employees, and employee representative bodies. Their feedback was carefully incorporated to design policies that are competitive in the market and aligned with our strategic priorities and societal responsibilities. The 2024 Remuneration Policy for the Board of Management enhances the alignment between performance and remuneration, emphasizing both financial and non-financial outcomes, with an increased focus on patient safety and quality. Looking ahead The 2024 Remuneration Policy includes a potential increase of the Annual Incentive target to 120% (from 100%) for the CEO, and to 100% (from 80%) for the CFO and CLO enabling to reward at market median level for the Annual Incentive. As noted in the 2024 Remuneration Policy for the Board of Management, the Supervisory Board applied unchanged target levels for 2024, but it could (gradually) increase the Annual Incentive target levels as of 2025, subject to a performance trajectory by 2024 that gives the company a clear outlook to deliver on its 2025 targets. The Supervisory Board notes that in 2024, the company delivered on its commitments regarding profitability, free cash flow and ESG. Nevertheless, the Supervisory Board decided to maintain the current target levels for the Annual Incentives 2025 as well. The Supervisory Board notes that it intends to increase the Annual Incentive target levels towards the policy target maximum as of 2026. I look forward to presenting our Remuneration report 2024 at our upcoming Annual General Meeting of Shareholders. On behalf of the Remuneration Committee, Paul Stoffels Chairman of the Remuneration Committee Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 71

Introduction In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board, respectively, in the financial year 2024. The report will also be published as a stand-alone document on the company’s website after the 2025 Annual General Meeting of Shareholders, the agenda of which will include an advisory vote on this Remuneration Report. Board of Management Summary of the 2024 Remuneration Policy The Remuneration Policy, which includes a Long-Term Incentive Plan, for the Board of Management (BoM) has been adopted at the Annual General Meeting of Shareholders held on May 7, 2024. The objectives of the Remuneration Policy for members of the Board of Management are in line with those for Philips Executives throughout the Philips group: to focus them on pursuing our purpose to improve people’s health and well-being through meaningful innovation, and on delivering on our strategy, to motivate and retain them to create superior, long-term stakeholder value. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 72

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Main elements of the Remuneration Policy

Compensation element	Purpose and link to strategy	Operation	Policy Level
Total Direct Compensation	To support the Remuneration Policy's objectives, the Total Direct Compensation includes a significant variable part in the form of an Annual Incentive (cash bonus) and Long-Term Incentive in the form of performance shares. As a result, a significant proportion of pay is 'at risk'.	The Supervisory Board ensures that a competitive remuneration package for Board-level executive talent is maintained and benchmarked. The positioning of Total Direct Compensation is reviewed against benchmark data on an annual basis and is recalibrated if and when required. To establish this benchmark, data research is carried out each year on the compensation levels in the Quantum Peer Group.	Total direct remuneration is aimed at or close to, the median of the Quantum Peer Group.
Annual Base Compensation	Fixed cash payments intended to attract and retain executives of the highest caliber and to reflect their experience and scope of responsibilities.	Annual Base Compensation levels and any adjustments made by the Supervisory Board are based on factors including the median of Quantum Peer Group data and performance and experience of the individual member. The annual review date for the base salary is typically before April 1.	The individual salary levels are shown in this Remuneration Report.
Annual Incentive	Variable cash incentive of which achievement is tied to specific financial and non-financial targets derived from the company's annual strategic plan.	The payout in any year relates to the achievements of the preceding year. Metrics and their weighting are disclosed ex-ante in the Remuneration Report and there will be no retroactive changes to the selection of metrics used in any given year once approved by the Supervisory Board and disclosed.	**Policy (maximum) level:** **President & CEO** On-target: 120% Maximum: 240% of Annual Base Compensation. **Other BoM members** On-target: 100% Maximum: 200% of Annual Base Compensation.
Long-Term Incentive	Variable equity incentive of achievement is tied to targets reflecting long-term stakeholder value creation and delivered in the form of performance shares.	The annual award size is set by reference to a multiple of base salary. The actual number of performance shares to be awarded is determined by reference to the average closing price of the Royal Philips share measured over the last month of the quarter preceding the actual grant of performance shares (the day of publication of the relevant quarterly results). Dependent upon the achievement of the performance conditions, cliff-vesting applies three years after the date of grant. During the vesting period, the value of dividends will be added to the performance shares in the form of shares. These dividend-equivalent shares will only be delivered to the extent that the award actually vests.	**President & CEO** Annual grant size: 200% of Annual Base Compensation. **Other BoM members** Annual grant size: 150% of Annual Base Compensation. Maximum vesting opportunity is 200% of the number of performance shares granted.
Mandatory share ownership and holding requirement	To further align the interests of executives to those of stakeholders and to motivate the achievement of sustained performance.	The guideline for members of the Board of Management is to hold at least a minimum shareholding in the company. Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any Long-Term Incentive Plan. The shares granted under the Long-Term Incentive Plan shall be retained for a period of at least 5 years or until at least the end of their contract period if this period is shorter. The guideline does not require members of the Board of Management to purchase shares in order to reach the required share ownership level.	The minimum shareholding requirement is 400% of Annual Base Compensation for the CEO and 300% for other members of the Board of Management.
Pension	Participation in the Philips Flex ES pension plan in the Netherlands (applicable for all executives) combined with a fixed pension contribution intended to result into an appropriate level at retirement.	Defined Contribution plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 137,800). Gross allowance of 25% of Annual Base Compensation exceeding EUR 137,800.	
Additional arrangements	To aid retention and remain competitive within the marketplace	Additional arrangements include expense and relocation allowances, medical insurance, accident insurance, Philips product arrangements and company car arrangements. The members of the Board of Management also benefit from coverage under the company's Directors & Officers (D&O) liability insurance. The company does not grant personal loans to members of the Board of Management.	Cash value (grossed up) of the benefits received, which are in line with other Philips executives in the Netherlands.

73

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Peer Groups

We use a Quantum Peer Group for remuneration benchmarking purposes, and therefore we aim to ensure that it includes business competitors, with an emphasis on companies in the healthcare, technology-related or consumer products area, and other companies we compete with for executive talent. The Quantum Peer Group consists of predominantly Dutch and other European companies, plus a minority (up to 25%) of US-based global companies, of comparable size, complexity and international scope.

Philips Group
Quantum Peer Group 2024

European companies		Dutch companies	US companies
Alcon	Lonza	Ahold Delhaize	Baxter
BAE Systems	Nokia	AkzoNobel	Becton Dickinson
Dräger	Reckitt Benckiser	ASML	Boston Scientific
Ericsson	Roche	Heineken	GE Healthcare
Fresenius Medical Care	Siemens Healthineers		Medtronic
Getinge	Smith & Nephew		Stryker
GSK	Thales		

In addition, we use a TSR Performance Peer Group to benchmark our relative Total Shareholder Return performance for LTI purposes and against our business peers in the health technology market and other markets in which we compete. The companies we have selected for this peer group include predominantly US-based healthcare companies. Given that a substantial number of relevant competitors are US-headquartered, the weighting of US-based healthcare companies is more notable than for the Quantum Peer Group.

Philips Group
TSR Performance Peer Group 2024

US companies	European companies	Japanese companies
Baxter	Alcon	Canon
Becton Dickinson	Elekta	Terumo
Boston Scientific	Fresenius Medical Care	
Danaher	Getinge	
GE Healthcare	Reckitt Benckiser	
Hologic	Siemens Healthineers	
Johnson & Johnson	Smith & Nephew	
Medtronic		
Resmed		
Stryker		

The Remuneration Policy and the LTI Plan allow changes to the peer groups to be made by the Supervisory Board without further approval from the General Meeting of Shareholders in respect of up to three companies on an annual basis (for instance: following a delisting of a company or a merger of two peer companies), or six companies in total during the four years following adoption and approval of the Remuneration Policy and the LTI Plan respectively (or, if earlier, until the adoption or approval of a revised Remuneration Policy or revised LTI Plan).

Services agreements

The members of the Board of Management are engaged by means of a services agreement (*overeenkomst van opdracht*). Termination of the contract by either party is subject to six months' notice period. The severance payment is set at a maximum of one year's Annual Base Compensation. No severance payment is due if the agreement is terminated early on behalf of the Board of Management member or in the case of urgent cause (*dringende reden*) as defined in article 7:678 and further of the Dutch Civil Code. The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders (which is a maximum period of four years, it being understood that this period expires no later than at the end of the Annual General Meeting of Shareholders (AGM) held in the fourth year after the year of appointment).

Philips Group
Contract terms for current members 2024

	end of term
Roy Jakobs	AGM 2026
Charlotte Hanneman	AGM 2028
Marnix van Ginneken	AGM 2025

Remuneration of the Board of Management in 2024

The Supervisory Board has determined the 2024 pay-outs to the members of the Board of Management, upon the proposal of the Remuneration Committee, in accordance with the 2024 Remuneration Policy.

The Remuneration Committee annually conducts a scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2024 Annual Incentive, as well as for the 2022 LTI grants, were adequate.

74

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Annual Base Compensation

As part of the regular remuneration review, Annual Base Compensation for the members of the Board of Management is being reviewed every year. No increase was applied in 2023. This year, however, the Annual Base Compensation has been increased per April 1, 2024: for Roy Jakobs from EUR 1,200,000 to EUR 1,250,000, for former CFO Abhijit Bhattacharya from EUR 810,000 to EUR 840,000 and for Marnix van Ginneken from EUR 630,000 to EUR 660,000, respectively. This increase was made to move the total compensation level closer to the market median level, as well as to reflect internal relativities. The Annual Base Compensation of Charlotte Hanneman as new CFO was set at EUR 700,000.

2024 Annual Incentive

The Annual Incentive performance has been assessed based on company financial results as well as non-financial results. Details are as follows:

Financial element (70% weighting)

In line with the 2024 Remuneration Policy, the company sets financial performance metrics and targets in advance of the year for all members of the Board of Management. For the year 2024, the financial targets set at Group level cover Comparable Sales Growth*, Adjusted EBITA* and Free Cash Flow*. For the Comparable Sales Growth metric, the realized performance was below threshold performance level, which resulted in a 0% payout for this metric. For the adjusted EBITA metric, the realized performance was at target performance level, which resulted in a 100% payout for this metric. For the Free Cash Flow metric, the realized performance of 906 million EUR results in a 177.0% payout for this metric. The Supervisory Board and Board of Management have jointly decided to adjust for insurance reimbursements received and to lower the payout from 177.0% to 73.6% of target.

		Assessment of performance					
Financial performance metric	Weighting as % of target Annual Incentive	threshold performance	target performance	maximum performance	realized performance	resulting payout as % of target	Weighted pay-out as % of target Annual Incentive
Comparable Sales Growth[1]	25%	2.0%	4.0%	6.0%	1.2%	0.0%	0.0%
Adjusted EBITA margin[1]	25%	10.5%	11.5%	13.5%	11.5%	100.0%	25.0%
Free Cash Flow[1]	20 %	375	675	975	906	73.6 %	14.7 %
Total	**70%**						**39.7%**

[1] Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

75

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Non-financial element (30% weighting)

The non-financial performance categories and objectives were set at the beginning of the year and disclosed in the 2023 remuneration report. As per remuneration policy, each selected performance category received an equal weighting. The Supervisory Board has assessed performance and granted a pay-out between 0% and 200% per selected category.

Member of Board of Management	Performance category	Performance objective	Assessment of performance	Weighted pay-out as% of target Annual Incentive
Roy Jakobs	Patient Safety & Quality	Drive Patient Safety & Quality as highest priority in the organization	Further strengthened our Patient Safety & Quality culture, capabilities and performance. Significant progress made on managing the recall, and addressing consent decree requirements.	34.5%
	Customer	Improve customer experience	Customer NPS significantly improved.	
		Improve supply chain reliability	On-time delivery of orders as per customer expectations significantly improved.	
	Strategy and Execution	Drive focused strategy to win in the market	Market share gains achieved in some Businesses. Solid progress on execution priorities, with opportunities to accelerate growth strategies.	
		Establish simplified, more agile operating model	Targets for operating model simplification and the headcount reduction plan were responsibly achieved.	
	ESG	Deliver on ESG Commitments	ESG index realization significantly ahead of target. Employee engagement significantly up ahead of target. Succession plans and talent development as per plan.	
Charlotte Hanneman	Patient Safety & Quality	Drive Patient Safety & Quality as highest priority in the organization	Further strengthened our Patient Safety & Quality culture, capabilities and performance. Significant progress made on managing the recall, and addressing consent decree requirements.	30.3%
	Customer	Improve customer experience	Customer NPS significantly improved.	
		Improve financial forecasting	n/a	
	Strategy and Execution	Drive focused strategy to win in the market	Delivered on Cash- and Productivity programs as per plan	
		Establish simplified, more agile operating model	Targets for operating model simplification and the headcount reduction plan were responsibly achieved.	
	ESG	Deliver on ESG Commitments	ESG index realization significantly ahead of target. Employee engagement significantly up ahead of target. Succession plans and talent development as per plan.	

76

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Abhijit Bhattacharya	Patient Safety & Quality	Drive Patient Safety & Quality as highest priority in the organization	Further strengthened our Patient Safety & Quality culture, capabilities and performance. Significant progress made on managing the recall, and addressing consent decree requirements.	30.3%
	Customer	Improve customer experience	Customer NPS significantly improved.	
		Improve financial forecasting	Accuracy of sales forecast was insufficient.	
	Strategy and Execution	Drive focused strategy to win in the market	Delivered on Cash- and Productivity programs as per plan	
		Establish simplified, more agile operating model	Targets for operating model simplification and the headcount reduction plan were responsibly achieved.	
	ESG	Deliver on ESG Commitments	ESG index realization significantly ahead of target. Employee engagement significantly up ahead of target. Succession plans and talent development as per plan.	
Marnix van Ginneken	Patient Safety & Quality	Drive Patient Safety & Quality as highest priority in the organization	Further strengthened our Patient Safety & Quality culture, capabilities and performance. Significant progress made on managing the recall, and addressing consent decree requirements.	40.3%
	Customer	Manage legal issues	Significant milestones achieved, such as the economic loss settlement and the resolution of the personal injury and medical monitoring litigation in the US related to the Respironics recall.	
	Strategy and Execution	Drive focused strategy to win in the market	Delivery on our value creation plan and legal & compliance commitments ahead of target.	
		Establish simplified, more agile operating model	Targets for operating model simplification and the headcount reduction plan were responsibly achieved.	
	ESG	Deliver on ESG Commitments	ESG index realization significantly ahead of target. Employee engagement significantly up ahead of target. Succession plans and talent development as per plan.	

Overall, this leads to the following total Annual Incentive realization:

Annual Incentive realization 2024
in EUR unless otherwise stated

	Annual incentive opportunity		Realized annual incentive			
	Target as a % of base compensation	Target Annual Incentive	Financial performance (weighted pay-out %)	Individual performance (weighted pay-out %)	Payout as % of target Annual Incentive[1]	Realized annual incentive
Roy Jakobs	100%	1,250,000	39.7%	34.5%	74.2%	927,750
Charlotte Hanneman	80%	140,491	39.7%	30.3%	70.0%	98,372
Abhijit Bhattacharya	80%	502,619	39.7%	30.3%	70.0%	351,934
Marnix van Ginneken	80%	528,000	39.7%	40.3%	80.0%	422,374

1 Note that figures may not add up due to rounding.
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

77

2025 Annual Incentive Financial element (70% weighting): For the year 2025, the following financial performance metrics are selected to ensure alignment with the key (strategic) priorities in the year: • 35% weighting: Comparable Sales Growth* • 20% weighting: Adjusted EBITA* margin • 15% weighting: Free Cash Flow* Non-Financial element (30% weighting): At the start of each year, two to four performance categories are selected from the following list, whereby each selected category receives an equal weighting: • Patient Safety & Quality • Customer • Strategy and Execution • ESG For each selected category, one or more performance objectives are determined at the start of the year for each of the members of the Board of Management. For the year 2025, the following categories and objectives were selected to ensure alignment with the key (strategic) priorities in the year: Patient Safety & Quality Drive Patient Safety & Quality as highest priority in the organization All members of Board of Management 7.50% This objective measures delivery on our company-wide program to strengthen our Patient Safety & Quality culture, capabilities and performance. Additionally, we measure the progress on the Respironics recall and delivery of the proposed consent decree commitments. Customer Improve market share and customer experience Roy Jakobs 7.50% This objective is measured by the market share gain and by the on-time delivery of orders as per customer expectations. Improve market share and customer experience Charlotte Hanneman This objective is measured by the market share gain and by a reliable forecast as per plan. Manage legal issues Marnix van Ginneken Develop and manage litigation strategy and potential liabilities. Strategy and Execution Drive focused strategy to win in the market and simplify the operating model All members of Board of Management 7.50% This objective measures delivery on our value creation plan and delivery on our operating model simplification plan. ESG Deliver on ESG Commitments All members of Board of Management 7.50% This objective measures: - Performance on our ESG index (which includes various elements such as emission- and diversity targets) - Our capacity to grow talent and further improve employee engagement Performance category Performance objective Applicable for Weighting Measurement description * Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 78

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

2022 Long-Term Incentive

The 3-year performance period of the 2022 LTI grant, consisting of performance shares, ended on December 31, 2024. The realization of this grant is based on TSR achievement, adjusted EPS growth and sustainability objectives. The following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2022 grant of performance shares:

Philips Group
Performance achievement and vesting levels

	achievement	weighting	vesting level
TSR	0%	50%	0%
EPS	0%	40%	0%
Sustainability objectives	150%	10%	15%
Total			**15%**

TSR (50% weighting)

A ranking approach to TSR applies with Philips itself included in the TSR Performance Peer Group. TSR scores are calculated based on a local currency approach and by taking a 3-month averaging period prior to the start and end of the 3-year performance period. The performance incentive pay-out zone is outlined in the following table, which results in zero vesting for performance below the 40th percentile and 200% vesting for performance levels above the 75th percentile. The incentive zone range has been constructed such that the average pay-out over time is expected to be approximately 100%.

Philips Group
Performance-incentive zone for TSR in %

Position	20-14	13	12	11	10	9	8	7	6	5-1
Vesting %	0	60	80	90	100	120	140	160	180	200

The TSR achieved by Philips during the performance period was (18.07%), using a start date of October 2021 and end date of December 2024. This resulted in Philips being positioned at rank 17 in the TSR performance peer group shown in the following table, resulting in a TSR achievement of 0%.

Following Oracle's acquisition of Cerner (completed June 2022), the Supervisory Board adopted the approach of recognizing Cerner's performance through the delisting date. As a proxy for future performance, reinvestment in an index of the remaining 19 peer companies was assumed (effectively retaining a peer group of 20 companies).

LTI Plan TSR realization 2022 grant: (18.07%)

	total return	rank number
General Electric	188.13%	1
Canon	109.69%	2
Boston Scientific	109.49%	3
Stryker	45.83%	4
Terumo	25.61%	5
Cerner	16.03%	6
Hologic	6.28%	7
Alcon	5.30%	8
Johnson & Johnson	3.09%	9
Becton Dickinson	0.82%	10
ResMed	(4.69%)	11
Danaher	(9.68%)	12
Reckitt Benckiser	(11.29%)	13
Siemens Healthineers	(12.07%)	14
Smith & Nephew	(12.55%)	15
Medtronic	(17.81%)	16
Philips	(18.07%)	17
Fresenius Medical Care	(23.62%)	18
Elekta	(30.87%)	19
Getinge	(49.05%)	20

Adjusted EPS growth (40% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

Philips Group
LTI Plan EPS payouts

	Below threshold	Threshold	Target	Maximum	Actual
LTI plan EPS (euro)	<1.19	1.19	1.47	1.69	(0.26)
Vesting %	0%	40%	100%	200%	0%

79

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

In respect of the 2022 LTI grant, the LTI plan EPS is calculated based on a reported net income attributable to shareholders divided by the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period (to eliminate the impact of any share buyback, stock dividend, etc.), resulting in an EPS of EUR (0.97). Furthermore, as per the 2020 LTI Plan, the LTI Plan EPS includes adjustments to account for events that were not planned when targets were set or were outside management's control such as the profit and loss impact of acquisitions and divestments (balance is neutral), the profit and loss impact of unhedged foreign exchange variations versus plan (positive adjustment), the profit and loss impact of legacy legal proceedings (positive impact) and the profit and loss impact of Respironics related charges (positive impact). Overall, this resulted in an LTI Plan EPS of EUR (0.26) based on adjusted net income from continuing operations, leading to a realization of 0% of target.

Philips Group
LTI Plan EPS realization in millions of EUR unless otherwise stated

	Net income	EPS (euro)
Income from continuing operations attributable to shareholders	(843)	(0.97)
Profit and loss impact of:		
- Acquisitions and divestitures[1]	1	0.00
- Foreign exchange variations versus plan[2]	108	0.12
- Legacy legal proceedings[3]	327	0.38
- Respironics related charges[4]	180	0.21
Adjusted net income from continuing operations	**(226)**	**(0.26)**

1 Profit and loss impact of acquisitions and divestments made after the start of the performance period is excluded.
2 Impact of variations of unhedged volatile currencies compared to the performance period plan.
3 Impact of Respironics litigation provision and Respironics legal insurance proceeds.
4 Impact of Respironics field-action running costs and consent decree charges.

Sustainability objectives (10% weighting)

In order to further align the remuneration package for the Board of Management with our purpose and our ESG commitment, a sustainability criterion was introduced in the 2020 LTI Plan. Philips believes that ESG performance will improve the company's performance as a whole and, therefore, that it should be explicitly linked to (long-term) remuneration. The criteria are based on three Sustainable Development Goals (SDGs) as defined by the United Nations that are included in Philips' strategy on sustainability (no. 3, 12 and 13). These three SDGs are translated in five underlying objectives, which are measured against a specific target range.

At the beginning of the performance period, challenging target ranges are set for each of the five objectives. Based on a point-to-point method, performance achievement is measured at the end of the performance period (i.e., 3 years) versus the beginning of the performance period. The vesting level is determined based on the following scheme:

No. of measures achieved on or above target	Vesting %
1	0%
2	0%
3	50%-100%
4	100%-150%
5	150%-200%

The realized performance is described in the following table. As four out of five objectives are achieved within or better than target range, the vesting % lies between 100% and 150% of target. Based on the outperformance of the four objectives, the Supervisory Board has assessed that a vesting level of 150% would reflect an appropriate position within the vesting range.

For more information on the realized performance on all five objectives please refer to our Environmental, Social and Governance.

Sustainability category	Underlying objective	Target range	Realized performance	
Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives Improved	Targeted # of Lives Improved in year 3 [1]	1.75 – 1.91 million	1.96 million	Better than target range
Ensure sustainable consumption and production patterns (SDG12) Circularity	Targeted circular revenue in year 3 [2]	16.0% – 21.0%	24.4%	Better than target range
	Targeted waste to landfill in year 3 [3]	3.5% – 0.1%	<0.01%	Better than target range
	Targeted closing the loop in year 3 [4]	28.0% – 36.0%	19.5%	Below target range
Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint	Targeted CO_2-equivalent (in kilotonnes) in year 3	612 – 549 kilotonnes CO_2	474 kilotonnes CO_2	Better than target range

1 Lives Improved by Philips products, solutions and services and care to those in underserved markets.
2 Revenue from products, services and solutions contributing to circularity (e.g. optimizing and re-using materials)
3 Avoiding production of waste materials.
4 Taking back healthcare equipment.

2025 Long-Term Incentive

The 2025 Long-Term Incentive grant consists of 100% performance shares of which vesting is subject to performance over a period of 3 years, whereby performance is measured based on the following performance metrics and weighting:

- 40% weighting: Relative Total Shareholder Return ('TSR')
- 40% weighting: Adjusted Earnings per Share growth* ('EPS')
- 20% weighting: ESG performance

80

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

ESG Performance (20% weighting)

At the start of each performance year, we select four ESG objectives in line with our long-term strategic priorities. There is no exhaustive list of objectives that can be selected. To ensure that all objectives are material, auditable and measurable, we only select objectives which are reported in our Annual Report (in preparation for the Corporate Sustainability Reporting Directive) and therefore are subject to assurance from our external provider of assurance with respect to the company's sustainability reporting. Furthermore, we make sure that in any measurement year, the ESG objectives do not overlap with our non-financial performance objectives for the Annual Incentive.

The objectives selected for the 2025 LTI grant are shown in the following table, including the rationale for selecting these objectives and more details on the measurement approach.

2025-2027

ESG objective	Rationale	Measurement approach
Targeted # of Lives Improved in year 3 [1]	Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives Improved	Please refer to section 4.2.1 Improving people's lives for more details.
Targeted circular revenue in year 3 [2]	Ensure sustainable consumption and production patterns (SDG12) Circularity	Please refer to section 4.1.3 Resource use and circular economy for more details.
Targeted full value chain CO_2-equivalent (in kilotonnes) in year 3	Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint	Please refer to section 4.1.2 Climate Change for more details.
Targeted People Engagement Score in year 3	Retain an engaged workforce People Engagement Score	The People Engagement Score is the single measure of the overall level of employee engagement at Philips, measured on a bi-yearly basis.

1 Lives Improved by Philips products, solutions and services and care to those in underserved markets.
2 Revenue from products, services and solutions contributing to circularity (e.g. optimizing and re-using materials)
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Pension

The following pension arrangement is in place for the members of the Board of Management working under a services agreement governed by Dutch law:

- Flex ES Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 30.3% (including an own contribution of 2% - this was changed to 8% as of October 1, 2024) of the maximum pensionable salary of EUR 137,800 (effective January 1, 2024) minus the offset. The Flex ES Plan has a target retirement age of 68 and a target accrual rate of 1.85%;
- A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 137,800.

81

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Total remuneration costs in 2024

The following table gives an overview of the costs incurred by the company in 2024 and 2023 in relation to the remuneration of the Board of Management. Costs related to performance shares are based on accounting standards (IFRS), which prescribe that costs for each LTI grant are recognized over the full (multi-year) vesting period, proportionate to the relevant fiscal year. Therefore, the costs for any year reflect costs of multiple LTI grants, as opposed to the actual value for the holder of an LTI grant at the vesting date. Please refer to section 2022 Long-Term Incentive for more details on the actual vesting of the performance shares.

Philips Group
Remuneration Board of Management[1] in EUR

			Accounting costs in the year							
	reported year	annual base compensation[2]	base compensation	realized annual incentive	performance shares[3]	pension allowances[4]	pension scheme costs	other compensation[5]	total cost	Fixed-variable remuneration[6]
R. Jakobs	2024	1,250,000	1,237,500	927,750	1,692,087	274,925	32,218	83,870	4,248,350	38%-62%
	2023	1,200,000	1,200,000	2,004,480	968,922	267,798	31,891	109,256	4,582,347	35%-65%
Charlotte Hanneman	2024	700,000	175,545	98,372	104,606	35,247	7,775	23,089	444,633	54%-46%
Abhijit Bhattacharya	2024	840,000	622,500	351,934	1,424,219 [6]	129,788	25,478	963,596 [7]	3,517,514	50%-50%
	2023	810,000	810,000	1,075,939	793,429	197,133	31,891	94,516	3,002,907	38%-62%
Marnix van Ginneken	2024	660,000	652,500	422,374	740,101	128,675	32,218	74,227	2,050,095	43%-57%
	2023	630,000	630,000	846,922	614,840	125,298	31,891	53,446	2,302,397	37%-63%
Total	**2024**		**2,688,045**	**1,800,429**	**3,961,013**	**568,635**	**97,689**	**1,144,781**	**10,260,593**	**44%-56%**
	2023		**2,640,000**	**3,927,341**	**2,377,191**	**590,228**	**95,673**	**257,218**	**9,887,650**	**36%-64%**

1 Reference date for board membership is December 31, 2024.
2 Annual Base Compensation as incurred in the year, base compensation increases are reflected proportionally.
3 Costs of performance shares are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date.
4 The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.
5 Fixed remuneration is determined as the sum of base compensation, pension allowances, pension scheme costs and other compensation. Variable remuneration is determined as the sum of realized annual incentive and performance shares.
6 Accounting costs for 2024 include the additional costs for the accelerated accrual of the 2022 and 2023 LTI grant.
7 Other compensation costs include the one-time severance payment of €840,000, which Abhijit Bhattacharya received in accordance with his employment agreement.

82

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

5-year development of CEO and Board of Management versus average employee remuneration costs compared to company performance

Internal pay ratios are a relevant input factor for determining the appropriateness of the implementation of the Remuneration Policy, as recognized in the Dutch Corporate Governance Code. Following the European Sustainability Reporting Standards (ESRS), this disclosure enhances transparency in income distribution and aligns with our commitment to fair remuneration practices. For the 2024 financial year, the ratio between the annual total compensation for the CEO, which is the highest paid individual, and the average annual total remuneration for an employee was 43:1. The ratio decreased from 46:1 in 2023. Furthermore, the ratio between the CEO and median annual total remuneration for all employees (excluding the highest-paid individual) was 48:1. Further details on the development of these amounts and ratios over time can be found in the following table. Please note that the amounts presented in the table reflect total remuneration costs to the company which differ from the actual payouts to the members of the Board of Management.

Philips Group
Remuneration costs in EUR

	2020	2021	2022	2023	**2024**
Remuneration					
CEO Total Remuneration Costs (A)[1]	6,153,067	5,452,299	5,133,659	4,582,347	4,248,350
CFO Total Remuneration Costs	3,007,990	2,652,864	1,896,081	3,002,907	3,517,514
CLO Total Remuneration Costs	2,203,160	2,029,054	1,416,837	2,302,397	2,050,095
Average Employee (FTE) Total Remuneration Costs (B)[2]	91,455	86,853	93,373	99,866	99,091
Ratio A versus B[4]	67:1	63:1	55:1	46:1	43:1
Median Employee Total Remuneration Costs (C)[3]					89,103
Ratio A versus C[4]					48:1
Company performance					
Annual TSR[5]	6.2%	(14.5)%	(60.0)%	42.9%	43.3%
Comparable Sales Growth%[6]	2.9%	(1.2)%	(2.8)%	6.0%	1.2%
Adjusted EBITA%[6]	13.2%	12.0%	7.4%	10.6%	11.5%
Free Cash Flow[6]	1,635	900	(961)	1,582	906

1 For 2022, CEO refers to Frans van Houten for the period up to October 15, 2022, and to Roy Jakobs for the period from October 15, 2022, onwards. For 2020 and 2021, CEO refers to Frans van Houten.
2 Based on Employee benefit expenses (EUR 6.6 billion) divided by the average number of employees (67,014 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 99,091 per employee.
3 Median Employee Total Remuneration Costs are based on the full salary & wage expenses to the company, including base salary, social security, benefits in cash, benefits in kind, Annual Incentive and Long Term Incentives.
4 A consideration when interpreting the ratios between CEO (i.e., highest paid individual) and average- and median employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the typical employee at Philips. Furthermore, the costs of performance shares are based on accounting standards (IFRS) and the specific allocation of these costs to the year. As such, the total remuneration level and costs applicable to the CEO will vary more with Philips' financial performance than the remuneration level and costs applicable to the typical employee. As a consequence, the ratio will increase when financial performance is strong and conversely decrease when financial performance is not as strong.
5 Annual TSR was calculated in line with the method used for the LTI plan (i.e., based on reinvested dividends and 3-month averaging)
6 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

83

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Historical LTI grants and holdings

Number of performance shares (holdings)

Under the LTI Plan the current members of the Board of Management were granted 246,822 performance shares in 2024. The following table provides an overview at end December 2024 of performance share grants.

Philips Group
Number of performance shares (holdings) in number of shares unless otherwise stated

	grant date	number of shares originally granted	value at grant date	vesting date	end of holding period	unvested opening balance at Jan. 1, 2024	number of shares awarded in 2024	(dividend) shares awarded	number of shares vested in 2024 [1]	value at vesting date in 2024	unvested closing balance at Dec. 31, 2024
Roy Jakobs	4/30/2021	15,812 [2]	750,000	4/30/2024	4/30/2026	17,443	-	0	3,052	77,227	0
	4/29/2022	37,630 [2]	930,000	4/29/2025	4/29/2027	40,754	-	1,394	-	-	42,148
	10/28/2022	24,279	314,137	10/28/2025	10/28/2027	25,365	-	868	-	-	26,233
	4/28/2023	124,538	2,400,000	4/28/2026	4/28/2028	130,109	-	4,451	-	-	134,560
	7/5/2024	131,443	2,500,000	7/5/2027	7/5/2029	-	131,443	4,496	0	0	135,939
Charlotte Hanneman	7/29/2024	25,346	613,934	7/29/2027	7/29/2029	-	25,346	0	-	0	25,346
	7/29/2024	37,982	920,000	7/29/2027	7/29/2029	-	37,982	0	-	0	37,982
Abhijit Bhattacharya	4/30/2021	25,141	1,192,500	4/30/2024	4/30/2026	27,734	0	0	4,853	122,790	-
	4/29/2022	49,162	1,215,000	4/29/2025	4/29/2027	53,244	0	1,821	-	-	55,065
	4/28/2023	63,047	1,215,000	4/28/2026	4/28/2028	65,867	0	2,253	-	-	68,120
Marnix van Ginneken	4/30/2021	19,448	922,500	4/30/2024	4/30/2026	21,454	0	0	3,754	94,985	-
	4/29/2022	38,237	945,000	4/29/2025	4/29/2027	41,412	0	1,417	-	-	42,828
	4/28/2023	49,037	945,000	4/28/2026	4/28/2028	51,231	0	1,752	-	-	52,983
	7/5/2024	52,051	990,000	7/5/2027	7/5/2029	-	52,051	1,781	0	0	53,832

1 The shares vested in 2024 are subject to a 2-year holding period.
2 Awarded before date of appointment as a member of the Board of Management

Share ownership guidelines

To further align the interests to those of stakeholders and to motivate the achievement of sustained performance, the members of the Board of Management are bound to a minimum shareholding requirement. The following table shows the minimum shareholding requirement, Annual Base Compensation, (vested) shares held and share ownership ratio of each Board of Management member as per December 31, 2024. Until the minimum shareholding requirement is reached, the members of the Board of Management are required to retain all after-tax performance shares that have vested, but they are not required to make additional share purchases.

Philips Group
Share ownership Board of Management

	Minimum shareholding requirement[1]	Annual Base Compensation	(Vested) shares held	Ownership ratio[2]
Roy Jakobs	4.0x	1,250,000	134,298	2.6x
Charlotte Hanneman	3.0x	700,000	0	0x
Marnix van Ginneken	3.0x	660,000	137,753	5.1x

1 As ratio of Annual Base Compensation
2 The Ownership ratio is calculated by multiplying the total shares held by the share price of EUR 24.40 (based on the closing share price of December 31, 2024) and dividing this by the base compensation.

84

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Remuneration of the Supervisory Board in 2024

Summary of the 2024 Remuneration Policy

Also the Remuneration Policy for the Supervisory Board has been adopted at the Annual General Meeting of Shareholders held on May 7, 2024.

The overarching objective of the 2024 Remuneration Policy for the Supervisory Board is to enable its members to fulfill their duties, acting independently: supervising the policies and management and the general affairs of Philips, and supporting the Board of Management and the Executive Committee with advice. Also the members of the Supervisory Board are guided by the company's long-term interests, with due observance of the company's mission, vision and strategy, taking into account the interests of shareholders and all other stakeholders.

As reflected in the profile of the Supervisory Board (as updated early 2024 and included in the Rules of Procedure of the Supervisory Board), the selection of candidates for appointment to the Supervisory Board will be based on merit. The profile aims for an appropriate combination of knowledge and experience among its members, encompassing a wide range of proficiencies and capabilities, all in relation to the global character of Philips' Businesses. The Supervisory Board furthermore aims to have members with a diverse set of qualities, including different nationalities and (cultural) backgrounds.

To support the objectives mentioned above, the 2024 Remuneration Policy is aimed at attracting and retaining Supervisory Board members internationally, of the highest caliber and with experience and expertise relevant to our health technology Businesses.

To enable more gradual increases in the future, the 2024 Remuneration Policy includes the Supervisory Board's intention to review the fee levels in principle every two years to monitor and take account of market developments and manage expectations from our key stakeholders. In these reviews we will in principle apply a consistent approach using the same Quantum Peer Group for our Supervisory Board as is used for the Board of Management.

The following table provides an overview of the current remuneration structure. The fee levels were set below median market levels (and below the 25th percentile market level for the Chairman) paid in the Quantum Peer Group used in the 2024 Remuneration Policy for the Board of Management.

Philips Group
Remuneration Supervisory Board in EUR

Fee type (amounts in EUR)	Chairman		Vice Chair		Member	
	2024	As of 2025	2024	As of 2025	2024	As of 2025
Supervisory Board (annual fee)	166,500	175,000	123,500	130,000	107,500	113,000
Audit Committee	29,000	30,500	n.a.		19,250	20,250
Remuneration Committee	22,500	23,750	n.a.		15,000	15,750
Corporate Governance and Nomination & Selection Committee	22,500	23,750	n.a.		15,000	15,750
Quality and Regulatory Committee	22,500	23,750	n.a.		15,000	15,750

In accordance with the Dutch Corporate Governance Code, the remuneration for the members of the Supervisory Board is not dependent on the results of the company and does not include any shares (or rights to shares). Nevertheless, members of the Supervisory Board are encouraged to hold shares in the company for the purpose of long-term investment to reflect their confidence in the future course of the company. The company does not grant personal loans to members of the Supervisory Board.

Attendance fees, entitlement to Philips product arrangements and fixed net expense allowances are as follows:

Fee and reimbursement type (amounts in EUR)	Chairman	All members
Attendance fee per inter-European trip	2,750	2,750
Attendance fee per intercontinental trip	5,500	5,500
Entitlement to Philips product arrangement	2,000	2,000
Annual fixed net expense allowance	11,345	2,269
Other travel expenses	As reasonably incurred	

The members of the Supervisory Board benefit from coverage under the company's Directors and Officers (D&O) liability insurance.

85

Remuneration of the Supervisory Board in 2024 The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2024: Philips Group Remuneration of the Supervisory Board in EUR membership committees other compensation¹ total F. Sijbesma 166,500 37,500 28,945 232,945 P.A. Stoffels 123,500 37,500 13,269 174,269 S.K. Chua 107,500 19,250 26,107 152,857 M.E. Doherty 107,500 29,000 20,289 156,789 A.M. Harrison 107,500 15,000 7,769 130,269 P. Löscher 107,500 34,250 18,769 160,519 I. Nooyi 107,500 15,000 20,154 142,654 S. Poonen 107,500 16,771 19,267 143,538 D. Pyott 107,500 28,750 18,769 155,019 B. Ribadeau-Dumas 70,390 9,822 17,986 98,198 H. Verhagen 107,500 26,229 16,267 149,996 Total 1,220,390 269,072 207,592 1,697,054 1 The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter- European travel, the Philips product arrangement and the annual fixed net expense allowance. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 86

6 Group financial statements 6.1 Consolidated statements of income 88 6.2 Consolidated statements of comprehensive income 89 6.3 Consolidated balance sheets 90 6.4 Consolidated statements of cash flows 91 6.5 Consolidated statements of changes in equity 92 6.6 Notes to the Consolidated financial statements 93 1 General information to the Consolidated financial statements 93 2 Information by segment and main country 95 3 Discontinued operations and assets classified as held for sale 98 4 Acquisitions and divestments 99 5 Interests in entities 100 6 Income from operations 101 7 Financial income and expenses 106 8 Income taxes 106 9 Earnings per share 111 10 Property, plant and equipment 112 11 Goodwill 115 12 Intangible assets excluding goodwill 117 13 Other financial assets 119 14 Other assets 120 15 Inventories 120 16 Receivables 121 17 Equity 122 18 Debt 126 19 Provisions 128 20 Post-employment benefits 131 21 Accrued liabilities 135 22 Other liabilities 136 23 Cash flow statement supplementary information 136 24 Contingencies 137 25 Related-party transactions 140 26 Share-based compensation 141 27 Information on remuneration 143 28 Fair value of financial assets and liabilities 146 29 Details of treasury and other financial risks 150 30 Subsequent events 154 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 87

6.1 Consolidated statements of income Philips Group Consolidated statements of income in millions of EUR for the year ended December 31, 2022 2023 2024 Sales 6 17,827 18,169 18,021 Cost of sales (10,633) (10,721) (10,248) Gross margin 7,194 7,448 7,773 Selling expenses (4,621) (4,524) (4,486) General and administrative expenses (671) (608) (582) Research and development expenses (2,091) (1,890) (1,747) Impairment of goodwill 11 (1,357) (8) Other business income 6 127 112 590 Other business expenses 6 (109) (645) (1,019) Income from operations 6 (1,529) (115) 529 Financial income 7 58 63 105 Financial expenses 7 (258) (376) (387) Investments in associates, net of income taxes (2) (98) (124) Income before taxes (1,731) (526) 123 Income tax (expense) benefit 8 113 73 (963) Income from continuing operations (1,618) (454) (840) Discontinued operations, net of income taxes 3 13 (10) 142 Net income (1,605) (463) (698) Attribution of net income: Net income attributable to shareholders of Koninklijke Philips N.V. (1,608) (466) (702) Net income attributable to non-controlling interests 3 2 3 Philips Group Earnings per common share attributable to shareholders of Koninklijke Philips N.V. in EUR for the year ended December 31, 2022 2023 2024 Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V.¹ Income from continuing operations (1.70) (0.48) (0.90) Net income (1.69) (0.49) (0.75) Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V.¹ Income from continuing operations (1.70) (0.48) (0.90) Net income (1.69) (0.49) (0.75) 1 Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 88 Amounts may not add up due to rounding.

6.2 Consolidated statements of comprehensive income Philips Group Consolidated statements of comprehensive income in millions of EUR for the year ended December 31, 2022 2023 2024 Net income for the period (1,605) (463) (698) Pensions and other-post employment plans: 20 Remeasurement, before tax 101 (26) (18) Income tax effect on remeasurements 8 (20) 3 12 Financial assets fair value through OCI: Net current-period change, before tax (32) (20) (21) Income tax effect on net current-period change 1 3 9 Total of items that will not be reclassified to Income Statement 49 (40) (17) Currency translation differences: Net current period change, before tax 748 (579) 768 Income tax effect on net current-period change 8 2 - (8) Reclassification adjustment for (gain) loss realized - (26) (7) Cash flow hedges: Net current-period change, before tax (29) 29 21 Income tax effect on net current-period change 8 (10) (2) 3 Reclassification adjustment for (gain) loss realized 63 (19) (29) Total of items that are or may be reclassified to Income Statement 774 (597) 748 Other comprehensive income for the period 823 (637) 731 Total comprehensive income for the period (782) (1,100) 33 Total comprehensive income (loss) attributable to: Shareholders of Koninklijke Philips N.V. (786) (1,101) 27 Non-controlling interests 4 1 6 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 89 Amounts may not add up due to rounding.

6.3 Consolidated balance sheets Philips Group Consolidated balance sheets in millions of EUR as of December 31, Non-current assets Property, plant and equipment 2 10 2,483 2,452 Goodwill 2 11 9,876 10,383 Intangible assets excluding goodwill 2 12 3,190 2,982 Non-current receivables 16 193 208 Investments in associates 5 381 257 Other non-current financial assets 13 619 631 Non-current derivative financial assets 28 3 8 Deferred tax assets 8 2,627 1,916 Other non-current assets 14 93 118 Total non-current assets 19,466 18,955 Current assets Inventories 3,491 3,198 Other current financial assets 15 3 2 Other current assets 13 500 586 Current derivative financial assets 14 45 69 Income tax receivable 28 220 94 Current receivables 3,733 3,672 Assets classified as held for sale 16 25 79 - Cash and cash equivalents 3 1,869 2,401 Total current assets 29 9,940 10,022 Total assets 29,406 28,976 2023 2024 Equity 17 Shareholders’ equity 12,028 12,006 Common shares 183 188 Capital in excess of par value 5,827 6,654 Reserves 879 1,925 Other 5,139 3,239 Non-controlling interests 17 33 37 Group equity 12,061 12,043 Non-current liabilities Long-term debt  18 7,035 7,113 Non-current derivative financial liabilities 28 3 4 Long-term provisions 19 20 1,035 996 Deferred tax liabilities 8 71 81 Non-current contract liabilities 22 469 431 Non-current tax liabilities 8 390 119 Other non-current liabilities 22 54 45 Total non-current liabilities 9,058 8,787 Current liabilities 18 Short-term debt 28 654 526 Current derivative financial liabilities 40 59 Income tax payable 25 83 71 Accounts payable 21 1,917 1,830 Accrued liabilities 22 1,887 1,630 Current contract liabilities 19 20 1,809 1,699 Short-term provisions 1,463 1,977 Dividend payable 11 - Liabilities directly associated with assets held for sale 22 9 - Other current liabilities 414 354 Total current liabilities 8,287 8,146 Total liabilities 17,345 16,933 Total liabilities and group equity 29,406 28,976 2023 2024 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 90 Amounts may not add up due to rounding.

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

6.4 Consolidated statements of cash flows

Philips Group
Consolidated statements of cash flows in millions of EUR
for the year ended December 31,

	2022	2023	2024
Cash flows from operating activities			
Net income (loss)	(1,605)	(463)	(698)
Results of discontinued operations, net of income tax	(13)	10	(142)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation, amortization, and impairment of assets	1,602	1,261	1,390
Impairment of goodwill	1,357	8	
Share-based compensation	95	88	96
Net loss (gain) on sale of assets	(115)	(71)	(19)
Interest income	(25)	(46)	(81)
Interest expense on debt, borrowings, and other liabilities	226	255	270
Investments in associates, net of income taxes	112	107	126
Income tax expense (benefit)	(113)	(71)	964
Decrease (increase) in working capital	(862)	913	(355)
Decrease (increase) in receivables and other current assets	*(342)*	*298*	*(1)*
Decrease (Increase) in inventories	*(572)*	*257*	*230*
Increase (decrease) in accounts payable, accrued and other current liabilities	*52*	*358*	*(583)*
Decrease (increase) in non-current receivables and other assets	1	(33)	(5)
Increase (decrease) in other liabilities	(84)	(38)	(51)
Increase (decrease) in provisions	(199)	422	316
Other items	(39)	129	101
Interest received	15	53	83
Interest paid	(205)	(250)	(261)
Dividends received from investments in associates	12	13	8
Income taxes paid	(333)	(152)	(173)
Net cash provided by (used for) operating activities	**(173)**	**2,136**	**1,569**

	2022	2023	2024
Cash flows from investing activities			
Net capital expenditures	(788)	(554)	(663)
Purchase of intangible assets	*(105)*	*(96)*	*(118)*
Expenditures on development assets	*(257)*	*(203)*	*(241)*
Capital expenditures on property, plant and equipment	*(444)*	*(345)*	*(317)*
Proceeds from sales of property, plant and equipment	*18*	*90*	*13*
Net proceeds from (cash used for) derivatives and current financial assets	(72)	(46)	38
Purchase of other non-current financial assets	(116)	(92)	(123)
Proceeds from other non-current financial assets	78	48	57
Purchase of businesses, net of cash acquired	(712)	(73)	(8)
Net proceeds from sale of interests in businesses, net of cash disposed	124	80	126
Net cash provided by (used for) for investing activities	**(1,487)**	**(636)**	**(573)**
Cash flows from financing activities			
Proceeds from issuance (payments on) short-term debt	47	29	(30)
Principal payments on current portion of long-term debt	(1,472)	(754)	(763)
Proceeds from issuance of long-term debt	2,516	544	710
Re-issuance of treasury shares	12	0	0
Purchase of treasury shares	(187)	(662)	(411)
Dividends paid to shareholders of Koninklijke Philips N.V.	(412)	(2)	(1)
Dividends paid to shareholders of non-controlling interests	(6)	(3)	(2)
Net cash provided by (used for) financing activities	**500**	**(848)**	**(496)**
Net cash provided by (used for) continuing operations	**(1,160)**	**652**	**500**
Net cash provided by (used for) discontinued operations	(12)	123	(13)
Net cash provided by (used for) continuing and discontinued operations	**(1,172)**	**776**	**487**
Effect of changes in exchange rates on cash and cash equivalents	41	(79)	45
Cash and cash equivalents at the beginning of the period	2,303	1,172	1,869
Cash and cash equivalents at the end of the period	**1,172**	**1,869**	**2,401**

Amounts may not add up due to rounding.

91

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

6.5 Consolidated statements of changes in equity

Philips Group
Consolidated statements of changes in equity in millions of EUR for the year ended December 31,

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares	Total shareholders' equity	Non-controlling interests	Group equity
				Reserves		Other				
Balance as of January 1, 2022	**177**	**4,646**	**(344)**	**(25)**	**1,117**	**9,344**	**(476)**	**14,438**	**36**	**14,475**
Total comprehensive income (loss)			(32)	23	749	(1,527)		(786)	4	(782)
Dividend distributed	3	326				(741)		(412)	(6)	(418)
Minority Buy-out									-	-
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares	-	(43)				(28)	77	7		7
Forward contracts						76	(140)	(64)		(64)
Share call options						5	(12)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299			-
Share-based compensation plans		95						95		95
Income tax share-based compensation plans		1						1		1
Balance as of December 31, 2022	**178**	**5,025**	**(376)**	**(2)**	**1,866**	**6,832**	**(275)**	**13,249**	**34**	**13,283**
Total comprehensive income (loss)			(17)	8	(604)	(488)		(1,101)	1	(1,100)
Dividend distributed	8	741				(816)		(68)	(3)	(70)
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			4			(4)		-		-
Purchase of treasury shares						-		-		-
Re-issuance of treasury shares		(29)				(24)	54	-		-
Forward contracts						465	(608)	(143)		(143)
Cancellation of treasury shares	(3)					(563)	566	-		-
Share-based compensation plans		88						88		88
Income tax share-based compensation plans		2						2		2
Balance as of December 31, 2023	**183**	**5,827**	**(390)**	**6**	**1,263**	**5,402**	**(262)**	**12,028**	**33**	**12,061**
Total comprehensive income (loss)			(11)	(5)	751	(707)		27	6	33
Dividend distributed	6	762				(799)		(31)	(2)	(32)
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			311		-	(313)		(2)		(2)
Purchase of treasury shares						-	(60)	(60)		(60)
Re-issuance of treasury shares		(36)				(18)	54	-		-
Forward contracts						251	(310)	(59)		(59)
Cancellation of treasury shares	(1)					(166)	167			-
Share-based compensation plans		96						96		96
Income tax share-based compensation plans		5						5		5
Balance as of December 31, 2024	**188**	**6,654**	**(90)**	**1**	**2,014**	**3,650**	**(411)**	**12,006**	**37**	**12,043**

Amounts may not add up due to rounding.

92

6.6 Notes to the Consolidated financial statements   1 General information to the Consolidated financial statements Reporting entity and its operations Koninklijke Philips N.V. (‘Royal Philips’), incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch Law. Philips is headquartered in Amsterdam, the Netherlands and has its registered address at High Tech Campus 52, 5656 AG Eindhoven, the Netherlands. The consolidated financial statements of Royal Philips as of December 31, 2024 comprise Royal Philips and its subsidiaries (together referred to as the 'company’ or ‘Philips’ or the 'Group’). Philips is a leading health technology company primarily involved in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Basis of preparation The Consolidated financial statements are: • prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2024 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities • authorized for issue by the Board of Management of Royal Philips on February 21, 2025 • prepared under the historical cost convention, unless otherwise indicated • prepared on a going concern basis • presented in euro, which is the presentation currency • rounded to the nearest million euro unless stated otherwise • subject to rounding, whereby amounts may not add up precisely to the totals provided Accounting estimates and judgments The preparation of these financial statements requires management to make a number of estimates and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Amounts recognized are based on factors that are by default associated with uncertainty. Actual results may therefore differ from estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to estimates are recognized prospectively. Where applicable, the estimates and judgments of specific financial statement items are described in the respective note to the consolidated financial statements. The areas involving a higher degree of judgment and complexity in applying accounting principles and for which changes in the assumptions and estimates could result in significantly different results than those recorded in the consolidated financial statements are the following: • judgment applied in determining reportable segments involves evaluating the information reviewed by the Chief Operating Decision-Maker (the Board of Management) to assess performance and allocate resources (Information by segment and main country) • assessment of control (below paragraph Basis of consolidation and Interests in entities) • revenue recognition (Income from operations) • for acquisitions, the identification and valuation of acquired assets and liabilities including contingent considerations provisions (Acquisitions and divestments, Provisions) • determination of deferred tax assets for losses carried forward and uncertain tax positions (Income taxes) • assumptions used for impairment testing (Goodwill, Intangible assets excluding goodwill) • assessments of exposure to credit risk of financial instruments (Other financial assets, Receivables, Debt, Fair value of financial assets and liabilities, Details of treasury and other financial risks) • assumptions used to determine the net realizable value of inventories (Inventories) • actuarial assumptions of future events that are used in calculating post-employment benefit expenses and liabilities (Post-employment benefits) • estimates and assumptions regarding the timing and the amount of outflow of resources, as well as estimating the likelihood of a potential outflow of resources and the ability to make a reliable estimate of the obligation relating to provisions and contingent liabilities (Provisions, Contingencies) The company regularly updates its significant assumptions and estimates to support the reported amounts of assets, liabilities, income and expenses. Climate change In preparing the consolidated financial statements, management has considered the impact of climate change, specifically the financial impact of Philips meeting its internal and external climate- related aims, the potential impact of climate- related risks, and the costs incurred to pro-actively manage such risks. These considerations did not have a material impact on the financial reporting judgments, estimates or assumptions. The financial impacts considered include specific climate mitigation measures, such as the use of lower-carbon energy sources, the cost of developing more sustainable product offerings, and expenses incurred to mitigate against the impact of extreme weather conditions. To meet its long-term Science Based Targets and reduce its full value chain emissions in line with a 1.5 °C global warming scenario, Philips has entered into a number of Power Purchase Agreements. Philips uses 100% electricity from renewable sources, mainly through long- term Power Purchase Agreements, thereby mitigating the impact of carbon taxes. The development of more sustainable products are covered through our EcoDesign program and already included in our R&D expenses. The physical risk related to climate change on our sites resulting from our Task Force on Climate-Related Financial Disclosures assessment is currently considered limited. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 93

Material accounting policies The material accounting policies as generally applied throughout the financial statements are described below. Material accounting policies relating to specific financial statement items are described in the respective notes to the financial statements. Basis of consolidation The Consolidated financial statements comprise the financial statements of Koninklijke Philips N.V. and all subsidiaries that the company controls on a consolidated basis. Control exists when the company is exposed or has rights to variable returns from its involvement with the investee and the company has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and in cases where Philips has less than a majority of the voting or similar rights of an investee, Philips considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee, rights arising from other contractual arrangements and the company’s voting rights and potential voting rights. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Foreign currency transactions The financial statements of all group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The euro (EUR) is the functional currency of the company and the presentation currency of the consolidated financial statements. Foreign currency transactions are converted into the functional currency using the exchange rates prevailing at transaction date or the valuation date in cases where items are remeasured. Gains and losses resulting from the settlement of foreign currency transactions and those resulting from the conversion of foreign currency denominated monetary assets and liabilities at period-end exchange rates are recognized in the Consolidated statements of income, except for qualifying cash flow hedges, qualifying net investment hedges and equity investments measured at fair value through OCI which are recognized in other comprehensive income. All foreign exchange differences are presented as part of Cost of sales, apart from tax items and financial income and expense, which are recognized in the same line item as they relate to in the Consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency using the exchange rate at the date the fair value was determined. Non-monetary items in a foreign currency that are measured based on historical cost are translated using the exchange rate at the transaction date. Foreign operations The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euros at the exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to euros at the exchange rates prevailing at the dates of the transactions. Foreign currency differences arising upon translation of foreign operations into euros are recognized in Other comprehensive income and presented as part of Currency translation differences in Equity. However, if the operation is not a wholly-owned subsidiary, the proportionate share of the translation difference is allocated to Non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Currency translation differences related to the foreign operation is reclassified to the Consolidated statements of income as part of the gain or loss on disposal. When the company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the respective proportion of the cumulative amount is reattributed to Non-controlling interests. When the company disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to the Consolidated statements of income. New accounting policies effective in 2024 No new IFRS accounting standards or amendments to existing standards, effective in 2024, had a significant impact on the consolidated financial statements. New accounting policies effective after 2024 The IASB has issued several IFRS accounting standards, or amendments to standards, with an effective date after 2024. Considerations relating to IFRS 18 Presentation and Disclosure in Financial Statements are set out below. The company has not early adopted any standards or amendments to existing standards. The company does not anticipate that the application of any other standards, or amendments to standards, will have a significant impact on the consolidated financial statements upon adoption. IFRS 18 Presentation and Disclosure in Financial Statements IFRS 18 was issued in April 2024 and is endorsed by the EU. It will supersede IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the Consolidated statement of income, including specified totals and subtotals. Even though the new standard will not impact the recognition and measurement of items in the financial statements, the new standard requires entities to include additional defined subtotals to the Consolidated statement of income, disclosures about management-defined performance measures and is adding new principles for aggregation and disaggregation of information. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 94

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required; therefore, comparative information will be restated in accordance with IFRS 18. Philips is currently assessing the detailed implications of applying the new standard on the group's Consolidated financial statements.

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements. Certain prior-year amounts have been reclassified to conform to the current year presentation due to immaterial organizational changes.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

2 Information by segment and main country

Accounting policies

Segment accounting policies are the same as the accounting policies applied by the company. Operating segments are components of the company's business activities about which separate financial information is available that is evaluated regularly by the Chief Operating Decision-Maker (the Board of Management of the company). The Board of Management decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Diagnosis & Treatment, Connected Care and Personal Health. Besides these reportable segments, segment Other contains Innovation & Strategy, IP Royalties, Central costs, and other small items.

Accounting estimates and judgments

Determining reportable segments requires significant judgment and involves evaluating the information which is reviewed by the Chief Operating Decision-Maker (the Board of Management) to assess performance and allocate resources, in accordance with IFRS 8 'Operating Segments'.

The Philips reportable segments are Diagnosis & Treatment, Connected Care and Personal Health, each being responsible for the management of its Businesses worldwide.

Philips focuses on improving people's lives through meaningful innovation. The Diagnosis & Treatment segment unites the Businesses related to the goal of precision diagnosis and disease pathway selection, and the Businesses related to image-guided, minimally invasive treatment. The Connected Care segment focuses on patient care solutions, advanced informatics and analytics, and patient and workflow optimization inside and outside the hospital, and aims to unlock synergies from integrating and optimizing patient care pathways, and leveraging provider-payer-patient business models. The Personal Health segment focuses on healthy living and preventative care.

Philips has realigned the composition of its reportable segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics Business from the Diagnosis & Treatment segment to the Connected Care segment. This Business, together with other informatics solutions in the Connected Care segment, now forms the Enterprise Informatics Business. Accordingly, the 2022 comparative figures for the affected segments were previously restated. The realignment did not impact the presentation of the reportable segments or the key segmental performance measure, which continues to be Adjusted EBITA*.

Transactions between the segments are mainly related to components and parts included in the product portfolio of the other segments. The pricing of such transactions was at cost or determined on an arm's length basis. Philips has no single external customer that represents 10% or more of sales. Sales by country is presented based on the country of seller.

Philips Group
Information on income statements in millions of EUR

	Sales	Sales including intercompany	Depreciation and amortization[1]	Adjusted EBITA
2024				
Diagnosis & Treatment	8,790	9,269	(464)	1,018
Connected Care	5,134	5,163	(403)	494
Personal Health	3,486	3,566	(117)	584
Other	*611*	*750*	*(406)*	*(18)*
Inter-segment eliminations		(726)		
Philips Group	**18,021**	**18,021**	**(1,390)**	**2,077**
2023				
Diagnosis & Treatment	8,825	9,269	(306)	1,028
Connected Care	5,138	5,149	(445)	369
Personal Health	3,602	3,685	(115)	597
Other	*604*	*413*	*(394)*	*(73)*
Inter-segment eliminations		(346)		
Philips Group	**18,169**	**18,169**	**(1,261)**	**1,921**
2022				
Diagnosis & Treatment	8,303	8,597	(417)	786
Connected Care	5,268	5,280	(646)	111
Personal Health	3,626	3,684	(132)	538
Other	*630*	*715*	*(407)*	*(118)*
Inter-segment eliminations		(449)		
Philips Group	**17,827**	**17,827**	**(1,602)**	**1,318**

[1] Includes impairments (excluding goodwill impairment); for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

95

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The term Adjusted EBITA* is used to evaluate the performance of Philips and its segments. Adjusted EBITA* represents income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill (EBITA) and excluding gains or losses from restructuring costs, acquisition-related charges and other items.

Philips Group
Reconciliation from net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	*Other*
2024					
Net Income	(698)				
Discontinued operations, net of income taxes	(142)				
Income tax expense (benefit)	963				
Investments in associates, net of income taxes	124				
Financial expenses	387				
Financial income	(105)				
Income from operations	**529**	**592**	**(466)**	**544**	**(142)**
Amortization and impairment of acquired intangible assets	392	225	141	15	*12*
EBITA	**921**	**817**	**(324)**	**559**	**(130)**
Restructuring and acquisition-related charges	326	157	53	25	*92*
Other items:	830	45	765	-	*20*
Respironics litigation provision	*984*		*984*		
Respironics insurance income	*(538)*		*(538)*		
Respironics field-action running costs	*133*		*133*		
Respironics consent decree charges	*113*		*113*		
Quality actions	*123*	*45*	*78*		
Remaining items	*16*		*(4)*	-	*20*
Adjusted EBITA*	**2,077**	**1,018**	**494**	**584**	**(18)**

Adjusted EBITA* is not a recognized measure of financial performance under IFRS. Presented in the following tables are the reconciliations of Adjusted EBITA* to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group
Reconciliation from net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	*Other*
2023					
Net Income	(463)				
Discontinued operations, net of income taxes	10				
Income tax expense (benefit)	(73)				
Investments in associates, net of income taxes	98				
Financial expenses	376				
Financial income	(63)				
Income from operations	**(115)**	**721**	**(1,199)**	**552**	**(190)**
Amortization and impairment of acquired intangible assets	290	89	178	14	*9*
Impairment of goodwill	8	8	-		
EBITA	**183**	**818**	**(1,020)**	**567**	**(181)**
Restructuring and acquisition-related charges	381	118	115	9	*140*
Other items:	1,358	92	1,275	22	*(32)*
Respironics litigation provision	*575*		*575*		
Respironics field-action connected to the proposed consent decree	*363*		*363*		
Respironics field-action running costs	*224*		*224*		
Quality actions	*175*	*81*	*94*		
Provision for a legal matter	*31*		*31*		
Investment re-measurement loss	*23*			*23*	
Gain on divestment of business	*(35)*				*(35)*
Remaining items	*2*	*11*	*(12)*	*(1)*	*3*
Adjusted EBITA*	**1,921**	**1,028**	**369**	**597**	**(73)**

96

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Reconciliation from net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	*Other*
2022					
Net Income	(1,605)				
Discontinued operations, net of income taxes	(13)				
Income tax expense (benefit)	(113)				
Investments in associates, net of income taxes	2				
Financial expenses	258				
Financial income	(58)				
Income from operations	**(1,529)**	**536**	**(2,347)**	**515**	**(233)**
Amortization and impairment of acquired intangible assets	363	115	226	15	*8*
Impairment of goodwill	1,357		1,357		
EBITA	**192**	**650**	**(764)**	**531**	**(225)**
Restructuring and acquisition-related charges	202	3	125	11	*62*
Other items:	925	133	750	(4)	*46*
Respironics field-action connected to the proposed consent decree	*250*		*250*		
Respironics field-action running costs	*210*		*210*		
R&D project impairments	*134*	*73*	*59*	*3*	
Portfolio realignment charges	*109*		*109*		
Provision for public investigations tender irregularities	*60*	*60*			
Quality actions	*59*		*59*		
Impairment of assets in S&RC	*39*		*39*		
Remaining items	*63*	*-*	*24*	*(6)*	*46*
Adjusted EBITA*	**1,318**	**786**	**111**	**538**	**(118)**

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Philips Group
Main countries in millions of EUR

	Sales	Tangible and intangible assets[1]
2024		
Netherlands	2,506	1,662
United States	7,227	11,607
China	1,153	250
Japan	886	396
Germany	653	392
Other countries	5,596	1,509
Total main countries	**18,021**	**15,816**
2023		
Netherlands	2,390	1,624
United States	7,178	11,410
China	1,408	234
Japan	941	407
Germany	573	348
Other countries	5,679	1,527
Total main countries	**18,169**	**15,550**
2022		
Netherlands	2,021	1,746
United States	7,226	12,087
China	1,239	260
Japan	1,011	436
Germany	642	323
Other countries	5,688	1,550
Total main countries	**17,827**	**16,402**

[1] Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill

97

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

3 Discontinued operations and assets classified as held for sale

Accounting policies

Assets classified as held-for-sale

Non-current assets (or disposal groups) are classified as held-for-sale if their carrying amounts are expected to be recovered through a sale transaction rather than through continuing use. Non-current assets (or disposal groups) classified as held-for-sale are measured at the lower of their carrying amount or the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held-for-sale. When non-current assets (or disposal groups) are classified as held-for-sale, comparative balances prior to such date are not represented in the Consolidated balance sheets.

Discontinued operations

A discontinued operation is a component of the company that has either been disposed of or is classified as held-for-sale and represents a separate major line of business or geographical area of operations or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Any gain or loss from disposal, together with the results of these operations until the date of disposal, are reported separately as discontinued operations in the Consolidated statements of income.

The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all periods presented. Comparatives are re-presented for presentation of discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

Accounting estimates and judgments

The determination of the fair value less costs of disposal involves the use of estimates and assumptions that tend to be uncertain. Circumstances to which these adjustments may relate include resolution of uncertainties that arise from the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnifications, resolution of uncertainties that arise from and are directly related to the operations of the component before its disposal, such as environmental and assurance-type product warranty obligations retained by the company, and the settlement of employee benefit plan obligations provided that the settlement is directly related to the disposal transaction.

In 2024 discontinued operations consist primarily of the Domestic Appliances business. In 2023 and 2022 discontinued operations consist of certain costs related to other divestments, which were previously reported as discontinued operations.

Philips Group
Discontinued operations, net of income taxes in millions of EUR

	2022	2023	2024
Domestic Appliances	3	(2)	140
Other	10	(7)	2
Discontinued operations, net of income taxes	**13**	**(10)**	**142**

Discontinued operations: Domestic Appliances

In 2024, Discontinued operations related to the Domestic Appliances business included a tax benefit of EUR 140 million relating to tax audit settlements of prior years. Discontinued operations related to the Domestic Appliances business resulted in a net loss of EUR 2 million in 2023 and net gain of EUR 3 million in 2022.

Discontinued operations: Other

Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net gain of EUR 2 million in 2024, a net loss of EUR 7 million in 2023 and a net gain of EUR 10 million in 2022.

Discontinued operations cash flows

The following table presents the net cash provided by (used for) discontinued operations reported in the Consolidated statements of cash flows.

Philips Group
Net cash provided by (used for) discontinued operations in millions of EUR

	2022	2023	2024
Net cash provided by (used for) operating activities	(27)	123	(13)
Net cash provided by (used for) investing activities	15		
Net cash provided by (used for) discontinued operations	**(12)**	**123**	**(13)**

In 2024, net cash used for discontinued operations was EUR 13 million and consisted primarily of cash flows related to the tax claims from the previously divested business.

In 2023, net cash provided by discontinued operations was EUR 123 million and consisted primarily of a refund received of advance tax payments related to a previously divested business.

In 2022, net cash used for discontinued operations was EUR 12 million and consisted primarily of cash flows related to the tax claims from the previously divested business.

Assets classified as held for sale

As of December 31, 2024, there were no assets held for sale.

As of December 31, 2023, assets held for sale primarily consisted of assets and liabilities of EUR 69 million, directly associated with a business held for sale.

98

4 Acquisitions and divestments Accounting policies Acquisitions The company accounts for business combinations using the acquisition method when control is transferred to the group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and the liabilities assumed. Transaction costs are expensed as incurred. Any contingent consideration is measured at fair value at the acquisition date and is initially presented in Long-term provisions. When the timing and amount of the consideration become more certain, it is reclassified to Accrued liabilities. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in the Consolidated statements of income. Changes to the initial fair value of the acquired assets and liabilities, based on new information about the circumstances at the acquisition date, can be made up to 12 months after the acquisition date. Divestments Upon loss of control, the company derecognizes the assets and liabilities of the subsidiary, any non- controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in the Consolidated statements of income. If the company retains any interest in the previous subsidiary, such interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as either an equity-accounted investee (associate) or as a financial asset, depending on the level of influence retained. Further information on loss of control can be found in Discontinued operations and assets classified as held for sale. Accounting estimates and judgments Intangible assets acquired in a business acquisition and the financial liability related to non- controlling interest are measured at fair value at the date of the acquisition. To determine the fair value of intangible assets at the acquisition date, estimates and assumptions are required. The valuation of the identifiable intangible assets involves estimates of expected sales, earnings and/or future cash flows and require use of key assumptions such as discount rate, royalty rate and growth rates. Estimates are also applied when determining the fair value of legal cases and tax positions in the acquired entity. The fair value is based on estimates of the likelihood, the expected timing and the amount of the potential cash outflow. Provisions for legal cases and non-income tax positions are recognized at fair value even if it is not probable that an outflow will be required to settle the obligation. After initial recognition and until the liability is settled, cancelled or expired, the liability is measured at the higher of the amount that would be recognized in accordance with IAS 37 'Provisions, contingent liabilities and contingent assets' and the initial liability amount. For income tax positions, the company applies IAS 12 'Income Taxes', which requires recognition of provisions only when the likelihood of cash outflow is considered probable. 2024 Acquisitions Philips did not make any acquisitions in 2024. Divestments During 2024 Philips completed four divestments for net cash consideration of EUR 118 million, of which EUR 2 million is to be received in 2025. The result of these divestments amounted to a EUR 8 million gain, which is included in Other business income in the Consolidated statements of income. The divestments were not material. 2023 Acquisitions On May 5, 2023, Philips completed one acquisition within the Ultrasound Business Unit to accelerate the growth of its Diagnosis & Treatment segment. The total equity purchase price and the settlement of debt, net of acquired cash, involved an amount of EUR 53 million. Including final purchase price adjustments processed in the course of 2024, the company recognized a contingent consideration of EUR 6 million at fair value, recognized as a Long-term provision, Goodwill of EUR 24 million, Other intangible assets of EUR 40 million and deferred tax asset and liability of EUR 5 million and EUR 2 million, respectively. From the acquisition date through December 31, 2023, the contributions to sales to third parties and net income of the acquiree were not material. The sales and net income would not differ materially if the acquisition date had been January 1, 2023. Acquisition-related costs were recognized in General and administrative expenses and were not material. Divestments During 2023 Philips completed six divestments for net cash consideration of EUR 80 million and a gain of EUR 50 million, which is included in Other business income of the Consolidated statements of income. The divestments were not material. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 99

5 Interests in entities Accounting policies Associates are all entities over which the company has significant influence, but not control or joint control. Significant influence is presumed with a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The carrying amount of an investment in an associate includes the carrying amount of goodwill identified on acquisition. An impairment loss on such investment is allocated to the investment as a whole. The company’s share of the net income of these associates is included in Investments in associates, net of income taxes, in the Consolidated statements of income, after adjustments to align the accounting policies with those of the company. Dilution gains and losses arising from investments in associates are recognized in the Consolidated statements of income as part of Investments in associates, net of income taxes. Impairment losses and gains or losses on sale of investments are recorded in the Consolidated statements of income, more specifically on the line item ’Investments in associates, net of income taxes’. When the company’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and recognition of further losses is discontinued except to the extent that the company has an obligation or made payments on behalf of the associate. The nature of the company’s interests in its consolidated entities and associates, and the effects of those interests on the company’s financial position and financial performance are discussed below. Group companies Below is a list of subsidiaries as of December 31, 2024, that individually exceed 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the Group financial statements. Philips Group Interests in group companies in alphabetical order by country December 31, 2024 Legal entity name Principal country of business Philips (China) Investment Company, Ltd. China Philips Medizin Systeme Böblingen GmbH Germany¹ Philips Consumer Lifestyle B.V. Netherlands Philips Medical Systems (Cleveland), Inc. United States Philips North America LLC United States Philips RS North America LLC United States 1 Application of Sec. 264 (3) and Sec. 264b HGB (German Commercial Code) for fully consolidated legal entities: Philips GmbH, Hamburg; Philips Medical Systems DMC GmbH, Hamburg; Respironics Deutschland GmbH & Co.KG, München; Philips Medizin Systeme Hofheim-Wallau GmbH, Hamburg; Philips Medizin Systeme Böblingen GmbH, Böblingen; TomTec Imaging Systems GmbH, Unterschleißheim; PIP Verwaltungsgesellschaft mbH, Hamburg.  Information related to non-controlling interests As of December 31, 2024, three consolidated subsidiaries are not wholly owned by Philips (December 31, 2023: four). In 2024, sales to third parties and Net income for these subsidiaries in aggregate are EUR 467 million (December 31, 2023: EUR 492 million) and EUR 10 million (December 31, 2023: EUR 27 million), respectively. Investments in associates Philips has investments in a number of associates. During 2024, Philips did not make any new investments in associates. In 2024 Philips recognized its share of net results from associates, reporting a loss of EUR 20 million and an impairment of EUR 103 million. The most significant impairment was related to B-Soft Co., Ltd. (EUR 63 million), a Chinese IT provider for the medical and health sectors, largely due to adverse economic conditions in China. The net results from associates and impairment losses were recorded as part of Investments in associates, net of income taxes. Cumulative translation adjustments related to investments in associates were EUR (10) million as of December 31, 2024 (2023: EUR (21) million). Involvement with unconsolidated structured entities Philips founded three Philips Medical Capital (PMC) entities, in the US, France and Germany, in which Philips holds a minority interest. Philips Medical Capital, LLC in the US is the most significant entity. PMC entities provide healthcare equipment financing and leasing services to Philips customers for diagnostic imaging equipment, patient monitoring equipment, and clinical IT systems. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 100

The company concluded that it does not control, and therefore should not consolidate, the PMC entities. In the US, PMC operates as a subsidiary of De Lage Landen Financial Services, Inc. The same structure and treatment is applied to the PMC entities in the other countries, with other majority shareholders. Operating agreements are in place for all PMC entities, whereby acceptance of sales and financing transactions resides with the respective majority shareholder. After acceptance of a transaction by PMC, Philips transfers control and does not retain any obligations towards PMC or its customers, from the sales contracts. As of December 31, 2024, Philips’ shareholding in Philips Medical Capital, LLC had a carrying value of EUR 31 million (December 31, 2023: EUR 27 million). The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts. 6 Income from operations Accounting policies Revenue recognition The company recognizes revenue when it transfers control over a good or service to a customer, in an amount that reflects the consideration (i.e., transaction price) to which the company expects to be entitled in exchange for the good or service. The consideration expected by the company may include fixed and/or variable amounts which can be impacted by sales returns, trade discounts and volume rebates. The company adjusts the consideration for the time value of money if the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds six months. Transfer of control varies depending on the individual terms of the contract of sale. For consumer- type products in the Personal Health segment, control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. Revenues from transactions relating to distinct goods or services are accounted for separately based on their relative stand-alone selling prices. The stand-alone selling price is the price that would be charged for the goods or service in a separate transaction under similar conditions to similar customers. The transaction price is determined (considering variable considerations) and allocated to performance obligations based on their relative stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment and Connected Care and include arrangements that require subsequent installation and training activities to make distinct goods operable for the customer. As such, the related installation and training activities are part of equipment sales rather than separate performance obligations. Revenue is recognized when the performance obligation is satisfied, i.e., when the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once associated uncertainties are resolved. Such assessment is performed on each reporting date to check whether it is constrained. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets. A provision is recognized for assurance-type product warranty at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to the products sold. For certain products, the customer has the option to purchase the warranty separately, which is considered a separate performance obligation on top of the assurance-type product warranty. For such warranties which provide distinct service, revenue recognition occurs on a straight-line basis over the extended warranty contract period. Occasionally, the company may offer a full or partial refund of consideration previously paid, for example as part of the resolution to warranty related matters. In such instances, a provision is recognized for the amounts expected to be refunded to customers, and remeasured at each reporting date to reflect changes in the estimated refunds, with a corresponding adjustment to revenue. In the case of loss under a sales agreement, the loss is recognized immediately. Expenses incurred for sales commissions that are considered incremental to the contracts are recognized immediately in the consolidated statements of income as selling expenses as a practical expedient under IFRS 15 Revenue from Contracts with Customers. Sale of goods Revenues are recognized at a point in time when control of the goods passes to the buyer, based on the allocation of the transaction price to the performance obligation. Revenue from services Revenues are recognized over time as the company transfers control of the services to the customer, which is demonstrated by the customer simultaneously receiving and consuming the benefits provided by the company. The amount of revenues is measured by reference to the progress made toward complete satisfaction of the performance obligation, which in general is evenly over time. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered. Income from royalties Royalty income from brand license arrangements and from intellectual property rights, such as technology licenses or patents, is recognized on an accrual basis in accordance with the substance of the relevant agreement. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 101

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Shipping and handling

Expenses incurred for shipping and handling are mainly recorded as cost of sales. When shipping and handling are part of a project and billed to the customer, then the related expenses are recorded as cost of sales. Shipping and handling related to sales to third parties are partly recorded as selling expenses. When shipping and handling billed to customers are considered a distinct and separate performance obligation, the fees are recognized as revenue and costs included in cost of sales.

Other business income (expenses)

Other business income (expenses) includes gains and losses on the sale of property, plant and equipment, gains and losses on the sale of businesses, and other gains and losses not related to the company's operating activities.

Government grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and the company will comply with the conditions. Grants related to costs are deferred in the consolidated balance sheet and recognized in the consolidated statement of income as a reduction of the related costs that they are intended to compensate. Grants related to assets are deducted from the cost of the asset and presented net in the consolidated balance sheets.

Accounting estimates and judgments

Sales-related accruals

The company has sales promotions-related agreements with distributors and retailers designed to promote the sale of products. Among the programs are arrangements under which rebates and discounts can be earned by the distributors and retailers by attaining agreed upon sales levels, or for participating in specific marketing programs. Management estimates the sales-related accruals associated with these arrangements based on a combination of historical patterns and future expectations regarding which promotional targets are expected to be met by distributors and retailers. Accrued customer rebates are presented as other current liabilities, unless there is a right to offset against the respective accounts receivable.

A breakdown by nature of the income (loss) from operations is as follows:

Philips Group
Sales and costs by nature in millions of EUR

	2022	2023	**2024**
Sales	17,827	18,169	18,021
Costs of materials used	(4,320)	(4,626)	(4,213)
Employee benefit expenses	(6,952)	(6,903)	(6,641)
Depreciation and amortization[1]	(1,602)	(1,261)	(1,390)
Impairment of goodwill	(1,357)	(8)	
Shipping and handling	(756)	(668)	(623)
Advertising and promotion	(739)	(700)	(791)
Lease expenses	(39)	(51)	(54)
Other operational costs	(3,609)	(3,535)	(3,351)
Other business income (expenses)	18	(533)	(429)
Income from operations	**(1,529)**	**(115)**	**529**

[1] Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

Sales composition and disaggregation

For information related to sales on a segment and geographical basis, refer to Information by segment and main country.

Philips Group
Sales composition in millions of EUR

	2022	2023	**2024**
Goods	12,139	12,419	12,198
Services	4,878	4,926	5,003
Royalties	419	434	466
Total sales from contracts with customers	**17,435**	**17,779**	**17,667**
Sales from other sources	391	390	354
Total sales	**17,827**	**18,169**	**18,021**

Total sales from other sources mainly relates to operating leases EUR 222 million (2023: EUR 234 million; 2022: EUR 258 million). Sales represent revenue from external customers.

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 15,632 million (2023:15,571 million). The company expects to recognize approximately 56% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond is mostly related to longer term customer service and software contracts.

Sales over time represent services and Other also includes royalties over time (2024: EUR 277 million; 2023: EUR 283 million; 2022: EUR 292 million).

102

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Sales per geographic area are reported based on country of destination.

Philips Group
Disaggregation of Sales per segment in millions of EUR

	2024				
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,655	3,070	8,725	65	8,790
Connected Care	2,959	1,886	4,845	289	5,134
Personal Health	3,471	15	3,486		3,486
Other	*300*	*311*	*611*		*611*
Philips Group	**12,385**	**5,282**	**17,667**	**354**	**18,021**

Philips Group
Disaggregation of Sales per segment in millions of EUR

	2023				
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,768	2,980	8,749	76	8,825
Connected Care	2,970	1,854	4,824	314	5,138
Personal Health	3,586	16	3,602		3,602
Other	245	360	604	-	604
Philips Group	**12,569**	**5,210**	**17,779**	**390**	**18,169**

Philips Group
Disaggregation of Sales per segment in millions of EUR

	2022				
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,295	2,954	8,248	55	8,303
Connected Care	3,079	1,853	4,932	336	5,268
Personal Health	3,615	11	3,626		3,626
Other	*274*	*353*	*630*		*630*
Philips Group	**12,263**	**5,172**	**17,435**	**391**	**17,827**

Philips Group
Disaggregation of Sales per geographic area in millions of EUR

	2024				
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,698	1,254	3,951	28	3,978
North America	4,958	2,602	7,560	93	7,655
Other mature geographies	893	401	1,294	231	1,526
Mature geographies	**8,549**	**4,256**	**12,805**	**353**	**13,159**
Growth geographies	3,836	1,026	4,861	1	4,863
Sales	**12,385**	**5,282**	**17,667**	**354**	**18,021**

Philips Group
Disaggregation of Sales per geographic area in millions of EUR

	2023				
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,552	1,221	3,770	49	3,819
North America	4,859	2,608	7,470	92	7,562
Other mature geographies	980	398	1,378	248	1,626
Mature geographies	**8,392**	**4,227**	**12,618**	**389**	**13,007**
Growth geographies	4,177	984	5,161	1	5,162
Sales	**12,569**	**5,210**	**17,779**	**390**	**18,169**

Philips Group
Disaggregation of Sales per geographic area in millions of EUR

	2022				
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,387	1,183	3,572	31	3,603
North America	4,889	2,612	7,502	86	7,588
Other mature geographies	972	399	1,369	274	1,643
Mature geographies	**8,248**	**4,194**	**12,443**	**390**	**12,833**
Growth geographies	4,015	978	4,992	1	4,993
Sales	**12,263**	**5,172**	**17,435**	**391**	**17,827**

103

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group
Employee benefit expenses in millions of EUR

	2022	2023	2024
Salaries and wages excluding share-based compensation	5,594	5,635	5,356
Share-based compensation	104	97	104
Post-employment benefit costs	439	402	388
Other social security and similar charges:			
Required by law	590	567	580
Voluntary	225	202	211
Employee benefit expenses	**6,952**	**6,903**	**6,641**

The employee benefit expenses relate to employees who are working on the payroll of Philips, both with permanent and temporary contracts.

For further information on post-employment benefit costs, refer to Post-employment benefits.

For details on the remuneration of the members of the Board of Management and the Supervisory Board, refer to Information on remuneration.

Employees

The number (full-time equivalents, or FTEs) of employees by category at year-end is summarized as follows:

Philips Group
Employees by category in FTEs as of December 31

	2022	2023	2024
Production	30,689	28,640	27,478
Research & development	14,169	12,035	10,843
Other	29,082	26,818	27,795
Employees	**73,941**	**67,493**	**66,116**
Third-party workers	3,292	2,163	1,708
Philips Group	**77,233**	**69,656**	**67,823**

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in employee benefit expenses. Other consists of employees in commercial, general and administrative functions. Third-party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group
Employees by geographical location in average FTEs

	2022	2023	2024
Netherlands	11,180	9,794	8,844
Other countries	67,357	62,471	60,113
Philips Group	**78,538**	**72,264**	**68,956**

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group
Depreciation and amortization[1] in millions of EUR

	2022	2023	2024
Depreciation of property, plant and equipment	711	689	696
Amortization of software	117	98	102
Amortization of acquired intangible assets	363	290	392
Amortization of development costs	411	184	199
Depreciation and amortization	**1,602**	**1,261**	**1,390**

1 Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

Depreciation of property, plant and equipment is mainly included in cost of sales. Amortization of software is mainly included in general and administration expenses. Amortization of other intangible assets is included in selling expenses for brand names and customer relationships and is included in cost of sales for technology-based and other intangible assets. Amortization of development costs is included in research and development expenses.

Impairment of goodwill

There were no goodwill impairment charges in 2024. In 2023, a goodwill charge of EUR 8 million was recorded for the partial impairment of goodwill allocated to a business that was classified as held-for-sale as of December 31, 2023. For further information refer to Goodwill.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses in the Consolidated statements of income.

Advertising and promotion

Advertising and promotion costs are included in selling expenses in the Consolidated statements of income.

Lease expense

Lease expense relates to short-term and low value leases.

104

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Other operational costs

Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain, among others, expenses for outsourcing services, mainly in Information Technology and Human Resources, third-party workers, consultants, warranty, patents, costs for travelling and external legal services. Government grants of EUR 91 million were recognized as a cost reduction in 2024 (2023: EUR 95 million; 2022: EUR 103 million).The grants mainly relate to research and development activities and business development.

Audit and audit-related fees

The following table shows the fees attributable to the fiscal years 2022, 2023 and 2024 for services rendered by the external auditors.

Philips Group
Audit and audit-related fees in millions of EUR

	2022			2023			**2024**		
	EY NL[1]	EY Network	Total	EY NL[1]	EY Network	Total	**EY NL[1]**	**EY Network**	**Total**
Audit fees	**9.5**	**5.6**	**15.2**	**9.9**	**5.0**	**14.9**	**8.9**	**5.5**	**14.4**
consolidated financial statements	9.5	3.1	12.6	9.9	2.6	12.5	8.9	3.0	11.9
statutory financial statements		2.5	2.5		2.5	2.5		2.5	2.5
Audit-related fees[2]	**0.8**	**0.2**	**1.0**	**0.9**	**0.2**	**1.1**	**1.9**	**0.3**	**2.2**
sustainability assurance	0.6		0.6	0.8		0.8	1.6		1.6
other	0.1	0.2	0.3	0.2	0.2	0.3	0.3	0.3	0.6
Tax fees									
All other fees									
Fees	**10.3**	**5.8**	**16.2**	**10.8**	**5.2**	**16.1**	**10.8**	**5.7**	**16.6**

1 EY Accountants B.V.
2 Also known as Assurance fees

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group
Other business income (expenses) in millions of EUR

	2022	2023	**2024**
Result on disposal of businesses:			
income	4	50	27
expenses	-	-	(14)
Result on disposal of fixed assets:			
income	3	12	3
expenses	(1)	(1)	-
Result on other remaining businesses:			
income	121	49	560
expenses	(109)	(643)	(1,005)
Other business income (expenses)	**18**	**(533)**	**(429)**
Total other business income	127	112	590
Total other business expenses	(109)	(645)	(1,019)

The result on disposal of businesses mainly relates to income (expense) in the respective periods for divestments of non-strategic businesses. For more information refer to Acquisitions and divestments.

The result on disposal of fixed assets mainly relates to the sale of real estate assets.

The result on other remaining businesses mainly relates to the revaluation of contingent consideration and various legal matters. In 2024, Philips Respironics recorded a EUR 984 million provision in connection with the settlement of the Respironics personal injury and the medical monitoring claims in the US. Philips Respironics recorded insurance income of EUR 538 million in connection with the agreement with insurers to partially reimburse the Respironics recall-related product liability claims. For more information on contingent consideration, refer to Provisions.

105

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

7 Financial income and expenses

Accounting policies

Financial income and expenses are recognized on the accrual basis in the Consolidated statements of income. Interest income and expense are measured using the effective interest method. Dividend income is recognized in the consolidated statements of income on the date that the company's right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Philips Group
Financial income and expenses in millions of EUR

	2022	2023	2024
Interest income	25	46	79
Interest income from loans and receivables	*7*	*13*	*12*
Interest income from cash and cash equivalents	*18*	*33*	*67*
Dividend income from financial assets	3	2	3
Net gains from disposal of financial assets	-	-	2
Net change in fair value of financial assets through profit or loss	9	-	-
Other financial income	20	15	21
Financial income	**58**	**63**	**105**
Interest expense	(235)	(277)	(288)
Interest expense on debt and borrowings	*(200)*	*(229)*	*(231)*
Finance charges under lease contract	*(25)*	*(27)*	*(37)*
Interest expense on pensions	*(10)*	*(21)*	*(20)*
Provision-related accretion expenses	(9)	(29)	(49)
Net foreign exchange gains (losses)	9	(23)	(7)
Net change in fair value of financial assets through profit or loss		(26)	(18)
Net change in fair value of derivatives		-	(5)
Other financial expenses	(24)	(21)	(20)
Financial expenses	**(258)**	**(376)**	**(387)**
Financial income and expenses, net	**(200)**	**(314)**	**(282)**

In 2024, financial income and expenses net decreased by EUR 32 million year-on-year, mainly due to higher interest income on cash and cash equivalents and net foreign exchange losses in 2023, partly offset by higher interest expenses and provision-related accretion costs. Net interest expense in 2024 was EUR 22 million lower than in 2023, mainly due to an increased cash position which was invested in short-term interest-bearing assets, partly offset by higher interest expenses. Interest expenses increased as a result of debt refinancing in 2024 and higher finance charges on lease contracts.

In 2023, financial income and expenses, net increased by EUR 114 million year-on-year, mainly due to fair value losses and net foreign exchange losses in 2023, compared with gains in 2022. The fair value losses mainly relate to Power Purchase Agreements for renewable energy, limited-life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit and loss. Furthermore, provision-related accretion expenses and net interest expense were higher in 2023 compared with 2022. Net interest expense in 2023 was EUR 21 million higher than in 2022, mainly due the issuance of new debt in 2022 and 2023 and the impact of increasing interest rates.

8 Income taxes

Accounting policies

Income taxes comprise current, non-current and deferred tax. Income tax is recognized in the Consolidated statements of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

In cases where it is concluded it is not probable that tax authorities will accept a tax treatment, the effect of the uncertainty is reflected in the recognition and measurement of tax assets and liabilities or, alternatively, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the company to change its judgment regarding the adequacy of existing tax assets and liabilities. Such changes to tax assets and liabilities will impact the income tax expense in the period during which such a determination is made.

Deferred tax assets and liabilities are recognized, using the consolidated balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: (a) the initial recognition of goodwill; or (b) the initial recognition of an asset or liability in a transaction which: (i) is not a business combination, (ii) at the time of transaction, affects neither accounting profit nor taxable profit (tax loss), (iii) at the time of the transaction, does not give rise to equal amounts of taxable and deductible differences; or (c) differences relating to investments in subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by the company and it is probable that it will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have

106

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that there will be future taxable profits against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future and for undistributed earnings of unconsolidated companies to the extent that these withholding taxes are not expected to be refundable or deductible. Changes in tax rates and tax laws are reflected in the period when the change was enacted or substantively enacted by the reporting date.

Any subsequent adjustment to a tax asset or liability that originated in discontinued operations and for which no specific arrangements were made at the time of divestment, due to a change in the tax base or its measurement, is allocated to discontinued operations (i.e., backwards tracing). Examples are a tax rate change or change in retained assets or liabilities directly relating to the discontinued operation. Any subsequent change to the recognition of deferred tax assets is allocated to the component in which the taxable gain is or will be recognized. The above principles are applied to the extent the 'discontinued operations' are sufficiently separable from continuing operations.

Consistent with the IAS 12 amendment regarding Pillar Two taxation as issued by the IASB and adopted by the EU, Philips does not recognize and disclose deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organization for Economic Co-operation and Development.

Accounting estimates and judgments

Deferred tax recoverability

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable profits against which these can be utilized. Significant judgment is involved in determining whether such profits are probable. Management determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities, on appropriate tax planning opportunities to support business goals and on the basis of forecasts.

Uncertain tax positions

Uncertain tax positions are recognized as liabilities if and to the extent it is probable that additional tax will be due and the amount can be reliably measured. Significant judgment is involved in determining these positions.

The income tax expense of continuing operations amounts to EUR 963 million (2023: EUR 73 million tax benefit; 2022: EUR 113 million tax benefit).
The components of income before taxes and income tax expense are as follows:

Philips Group
Income tax expense in millions of EUR

	2022	2023	**2024**
Income before taxes	**(1,731)**	**(526)**	**123**
Investments in associates, net of income taxes	(2)	(98)	(124)
Income before taxes excluding Investment in associates	**(1,729)**	**(429)**	**247**
Current tax (expense) benefit	(97)	(201)	(140)
Deferred tax (expense) benefit	210	274	(823)
Income tax (expense) benefit of continuing operations	**113**	**73**	**(963)**

Income tax expense of continuing operations excludes the tax benefit of the discontinued operations of EUR 143 million (2023: EUR 9 million benefit; 2022: EUR 18 million benefit), mainly related to the tax audit settlements of prior years.

The components of income tax expense of continuing operations are as follows:

Philips Group
Current income tax expense in millions of EUR

	2022	2023	**2024**
Current year tax (expense) benefit	(111)	(211)	(150)
Prior year tax (expense) benefit	14	10	9
Current tax (expense) benefit	**(97)**	**(201)**	**(140)**

107

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Deferred income tax expense in millions of EUR

	2022	2023	2024
Recognition of previously unrecognized tax loss and credit carryforwards	2	72	5
Unrecognized tax loss and credit carryforwards	(13)	(41)	(351)
Changes to recognition of temporary differences	(4)	(112)	(602)
Prior year tax (expense) benefit	(1)	(2)	(13)
Tax rate changes	(18)	4	2
Origination and reversal of temporary differences, tax losses and tax credits	244	353	136
Deferred tax (expense) benefit	**210**	**274**	**(823)**

The increase in deferred tax expense in 2024 is mainly due to the de-recognition of deferred tax assets in the US.

Philips' operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands' statutory income tax rate of 25.8% (2023: 25.8%; 2022: 25.8%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group
Effective income tax rate in %

	2022	2023	2024
Weighted average statutory income tax rate in %	23.6	22.0	26.6
Recognition of previously unrecognized tax loss and credit carryforwards	0.1	16.8	(1.9)
Unrecognized tax loss and credit carryforwards	(0.7)	(9.6)	141.8
Changes to recognition of temporary differences	(0.2)	(26.2)	243.6
Non-taxable income and tax incentives	5.8	22.8	(30.2)
Non-deductible expenses	(22.9)	(10.7)	10.0
Withholding and other taxes	(1.4)	(5.1)	16.0
Tax rate changes	(1.0)	0.9	(0.9)
Prior year tax	0.7	1.9	1.2
Tax expense (benefit) due to change in uncertain tax treatments	2.8	2.3	(20.4)
Others, net	(0.2)	1.9	3.1
Effective income tax rate	**6.5**	**17.0**	**389.5**

The effective income tax rate in 2024 is higher than the weighted average statutory income tax rate, primarily due to the changes in the recognition of temporary differences and unrecognized tax loss and credit carryforwards. This specifically relates to the de-recognition of deferred tax assets associated with the Respironics litigation provision and carryforward losses along with temporary differences in the United States (EUR 941 million). This increase is partly offset by the release of uncertain tax positions and recurring tax incentives related to the innovation box regime in the Netherlands, R&D investments and export activities.

Global minimum tax (Pillar Two)

In December 2021, the OECD released model rules to introduce a global minimum corporate income tax rate of 15% applicable to multinational enterprise groups with global revenue over EUR 750 million (Pillar Two). The formal adoption of Council Directive (EU) 2022/2523 in December 2022 aims to achieve a coordinated implementation of Pillar Two in the EU Member States. The Dutch Government adopted the Minimum Tax Rate Act 2024 (MTR Act), in December 2023 and the Pillar Two legislation has been applicable in local law with effect from 2024 in the Netherlands, the EU and multiple other countries around the world. Therefore, Pillar Two applies to Philips from the financial year ending December 31, 2024, and onward. Under this legislation, Philips is generally required to pay top-up taxes on profits if the related Pillar Two jurisdictional effective tax rate is less than 15%.

The current tax expense related to Pillar Two is EUR 1 million, resulting in an increase of ETR by 0.4%. This amount has been accounted for within the income taxes of the reporting period.

With reference to the income taxes accounting policy, Philips does not recognize and disclose deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organization for Economic Co-operation and Development.

Deferred tax assets and liabilities

Deferred tax assets are recognized for temporary differences, unused tax losses, and unused tax credits to the extent that realization of the related tax benefits is probable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Net deferred tax assets relating to the years 2024 and 2023, respectively, are presented in the following tables.

The net deferred tax assets of EUR 1,835 million (2023: EUR 2,556 million) consist of deferred tax assets of EUR 1,916 million (2023: EUR 2,627 million) and deferred tax liabilities of EUR 81 million (2023: EUR 71 million). Of the total deferred tax assets of EUR 1,916 million as of December 31, 2024 (2023: EUR 2,627 million), EUR 1,188 million (2023: EUR 1,676 million) is recognized with respect to entities in various countries where there have been tax losses in the current or preceding period, primarily the US. Based on Philips' assessment of the recoverability of the recognized

108

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information deferred tax assets, the net decrease mainly relates to de-recognition of deferred tax assets on carryforward losses, intangible assets and other liabilities, which include provisions for Respironics litigation in the US. The decrease mainly results from updates to the company's long term income projections by jurisdiction, including the US.

Philips recognizes deferred tax assets only to the extent future tax profits are considered probable. For the recoverability assessment, the income projections were determined using similar methodology as used for goodwill impairment testing (for more information refer to note Goodwill). The company evaluated multiple risk-adjusted scenarios that support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the recognized tax losses as well the deductible temporary differences. The projections include forward-looking assumptions whereby the most recent available information was used to determine the expected period of recovery of the deferred tax assets. Relevant developments potentially impacting the period and probability of recovery are monitored closely.

A change in enacted tax rates or a revision to risk-adjusted long term income projections by jurisdiction could have an impact on the measurement of deferred tax assets.

As of December 31, 2024, the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 340 million (2023: EUR 444 million).

Philips Group
Deferred tax assets and liabilities in millions of EUR

	Balance as of January 1, 2024	Recognized in income statement	Other[1]	Balance as of December 31, 2024	Assets	Liabilities
Intangible assets	679	(333)	26	373	533	(160)
Property, plant and equipment	(88)	25	(1)	(64)	39	(103)
Inventories	360	(9)	13	364	369	(5)
Other assets	184	(25)	(9)	151	207	(56)
Pensions and other long-term employee benefits	193	(61)	20	152	179	(27)
Other liabilities	496	(198)	20	319	365	(47)
Deferred tax assets on tax loss carryforwards	730	(222)	33	541	541	
Set-off deferred tax positions					(317)	317
Net deferred tax assets	**2,556**	**(823)**	**102**	**1,835**	**1,916**	**(81)**

1 Other includes the movements of assets and liabilities recognized in equity and OCI, which includes foreign currency translation differences, acquisitions and divestments.

Philips Group
Deferred tax assets and liabilities in millions of EUR

	Balance as of January 1, 2023	Recognized in income statement	Other[1]	Balance as of December 31, 2023	Assets	Liabilities
Intangible assets	630	61	(12)	679	826	(147)
Property, plant and equipment	(2)	18	(103)	(88)	44	(132)
Inventories	464	(26)	(78)	360	363	(2)
Other assets	44	20	120	184	233	(48)
Pensions and other employee benefits	153	69	(29)	193	204	(11)
Other liabilities	483	(56)	69	496	521	(25)
Deferred tax assets on tax loss carryforwards	586	188	(44)	730	730	
Set-off deferred tax positions					(294)	294
Net deferred tax assets	**2,358**	**274**	**(77)**	**2,556**	**2,627**	**(71)**

1 Other includes the movements of assets and liabilities recognized in equity and OCI, which includes foreign currency translation differences, acquisitions and divestments.

As of December 31, 2024, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 788 million (2023: EUR 125 million).

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group
Expiry years of net operating loss and credit carryforwards in millions of EUR

	Total balance as of December 31, 2023	Unrecognized balance as of December 31, 2023	**Total balance as of December 31, 2024**	**Unrecognized balance as of December 31, 2024**
Within 1 year	17	15	21	21
1 to 2 years	20	16	5	4
2 to 3 years	7	2	6	3
3 to 4 years	9	5	15	6
4 to 5 years	38	16	146	64
Later	808	81	807	771
Unlimited	2,997	1,231	3,342	1,695
Total	**3,896**	**1,366**	**4,342**	**2,564**

The increase in the unrecognized balance as of December 31, 2024 mainly relates to the US.

109

Tax risks Philips is exposed to tax risks and uncertainty over tax treatments. For particular tax treatments that are not expected to be accepted by tax authorities, Philips either recognizes a liability or reflects the uncertainty in the recognition and measurement of its current and deferred tax assets and tax attributes. For the measurement of the uncertainty, Philips uses the most likely amount or the expected value of the tax treatment. The expected liabilities resulting from the uncertain tax treatments are included in non-current tax liabilities (2024: EUR 116 million; 2023: EUR 390 million, and this decrease mainly relates to releases and settlements arising out of the tax audit settlements of prior years, in combination with higher tax losses or similar tax carryforwards that can be used if uncertain tax treatments were settled for the presumed amount at balance sheet date). The positions include, among others, the following: Transfer pricing risks Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax to safeguard the correct implementation of the transfer pricing directives. However, tax disputes can arise due to inconsistent transfer pricing regimes and different views on 'at arm's length' pricing. Tax risks on general and specific service agreements and licensing agreements Due to the centralization of certain activities (such as research and development, IT and group Functions), costs are also centralized. As a consequence, these costs and/or revenues must be allocated to the beneficiaries, i.e., the various Philips entities. For that purpose, service contracts such as intra-group service agreements and licensing agreements are signed with a large number of group entities. Tax authorities review these intra-group service and licensing agreements, and may reject the implemented intra-group charges. Furthermore, buy in/out situations in the case of (de)mergers could affect the cost allocation resulting from the intra-group service agreements between countries. The same applies to the specific service agreements. Tax risks due to disentanglements and acquisitions When a subsidiary of Philips is disentangled, or a new company is acquired, tax risks may arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved business, these teams consist of specialists from various group Functions and are formed, among other things, to identify tax risks and to reduce potential tax claims. Tax risks due to permanent establishments A permanent establishment may arise when a Philips entity has activities in another country; tax claims could arise in both countries on the same income. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 110

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

9 Earnings per share

Accounting policies

The company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding (after deduction of treasury shares) during the period. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding (after deduction of treasury shares) during the period, for the effects of all dilutive potential common shares, which comprise performance shares, restricted shares and share options granted under share-based compensation plans as well as forward contracts to repurchase shares.

Philips Group
Earnings per share in millions of EUR unless otherwise stated[1]

	2022	2023	2024
Income from continuing operations	**(1,618)**	**(454)**	**(840)**
Income from continuing operations attributable to shareholders	(1,622)	(456)	(843)
Income from continuing operations attributable to non-controlling interests	3	2	3
Income from discontinued operations	13	(10)	142
Income from discontinued operations attributable to shareholders	13	(10)	142
Net income	**(1,605)**	**(463)**	**(698)**
Net income attributable to shareholders	(1,608)	(466)	(702)
Net income attributable to non-controlling interests	3	2	3
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period	951,811,382	948,300,672	933,370,814
Plus incremental shares from assumed conversions of:			
Share options	25,506		232,965
Performance shares	1,147,790	2,623,097	4,958,144
Restricted shares	1,986,538	2,574,738	3,898,844
Forward contracts to repurchase shares	17,611,920	15,511,844	1,835,048
Dilutive potential common shares[2]	**20,771,753**	**20,709,680**	**10,925,002**
Diluted weighted average number of shares outstanding (after deduction of treasury shares) during the period	**951,811,382**	**948,300,672**	**933,370,814**
Basic earnings per common share attributable to shareholders (in EUR)			
Income from continuing operations	(1.70)	(0.48)	(0.90)
Income from discontinued operations	0.01	(0.01)	0.15
Net income	(1.69)	(0.49)	(0.75)
Diluted earnings per common share attributable to shareholders (in EUR)[2]			
Income from continuing operations	(1.70)	(0.48)	(0.90)
Income from discontinued operations	0.01	(0.01)	0.15
Net income	(1.69)	(0.49)	(0.75)
Dividend distributed per common share in EUR	0.85	0.85	0.85

1 Shareholders in this table refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.
2 The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive.

111

Per-share calculations adjusted for share dividend On May 7, 2024, the General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in shares only. The dividend was settled in May through the issuance of 30,860,582 new common shares. In accordance with IAS 33 Earnings Per Share, per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023. 10 Property, plant and equipment Accounting policies Owned assets The cost of property, plant and equipment comprise all directly attributable costs (including the cost of material and direct labor). Depreciation is generally calculated using the straight-line method over the useful life of the asset. Land and assets under construction are not depreciated. When assets under construction are ready for their intended use, they are transferred to the relevant asset category and depreciation starts. All other property, plant and equipment items are depreciated over their estimated useful lives to their estimated residual values. The estimated useful lives of property, plant and equipment are as follows: Philips Group Useful lives of property, plant and equipment     Buildings from 5 to 50 years Machinery and installations from 3 to 20 years Other equipment from 1 to 10 years Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the assets concerned may not be recoverable. An impairment loss is recognized for the amount by which the asset's book value exceeds their recoverable amount. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of the asset’s fair value less costs of disposal and its value in use. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless they extend the asset's original lifetime or capacity. Right-of-use assets The company leases various items of real estate, vehicles and other equipment. The company determines whether an arrangement constitutes or contains a lease based on the substance of the arrangement at the lease inception. The arrangement constitutes or contains a lease if fulfillment is dependent on the use of a specific asset and the arrangement conveys a right to use the asset, even if that asset is not explicitly specified in the arrangement. Company as a lessee The company recognizes right-of-use assets and lease liabilities for leases with a term of more than 12 months if the underlying asset is not of low value. Payments for short-term and low-value leases are expensed over the lease term. Extension options are included in the lease term if their exercise is reasonably certain. Right-of-use assets are measured at cost less accumulated depreciation and impairment losses, adjusted for any remeasurements. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the useful life of the underlying assets. Company as a lessor When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term in the Consolidated statement of income. Accounting estimates and judgments Impairment of owned and right-of-use assets Judgments are required, not only to determine whether there is an indication that an asset may be impaired, but also whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal). After indications of impairment have been identified, estimates and assumptions are used in the determination of the recoverable amount of a fixed asset. These involve estimates of expected future cash flows (based on future growth rates and remaining useful life) and residual value assumptions, as well as discount rates to calculate the present value of the future cash flows. Owned assets Estimates are required to determine the (remaining) useful lives of fixed assets. Useful lives are determined based on an asset's age, the frequency of its use, repair and maintenance policy, technology changes in production and expected restructuring. The company estimates the expected residual value per asset item. The residual value is the higher of the asset's expected sales price (based on recent market transactions of similar sold items) and its material scrap value. Right-of-use assets Judgment is required to determine the lease term. The assessment of whether the company is reasonably certain to exercise extension options impacts the lease term, which could affect the amount of lease liabilities and right-of-use assets recognized. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 112

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Property, plant and equipment are fixed assets that are owned or right-of-use assets under a lease agreement. Owned and right-of-use assets are held for use in Philips' operating activities.

Philips Group
Property, plant and equipment in millions of EUR

	2023	**2024**
Owned assets	1,565	1,565
Right-of-use assets	919	886
Total	**2,483**	**2,452**

Philips Group
Property, plant and equipment in millions of EUR

	Owned assets					Right-of-use assets			Property, plant and equipment
	Land and buildings	Machinery and installations	Other equipment	Assets under construction	**Total**	Land and buildings	Other equipment	**Total**	**Total**
Balance as of January 1, 2024									
Cost	1,114	1,731	1,404	274	4,521	1,425	216	1,641	6,162
Accumulated depreciation	(638)	(1,278)	(1,041)		(2,957)	(619)	(104)	(722)	(3,679)
Book value	**476**	**453**	**363**	**274**	**1,565**	**806**	**113**	**919**	**2,483**
Additions	2	134	76	236	448	101	87	189	637
Assets available for use	12	70	140	(248)	(26)	26	-	26	-
Depreciation	(49)	(191)	(166)		(406)	(146)	(56)	(202)	(608)
Impairments	(14)	(23)	(28)	-	(65)	(23)	-	(23)	(89)
Transfers to assets classified as held for sale	-	-	-						
Reclassifications	7	(6)	8	(1)	8	(9)	(3)	(12)	(4)
Translation differences and other	20	2	9	10	41	(6)	(4)	(10)	31
Total change	**(22)**	**(13)**	**38**	**(3)**	**1**	**(57)**	**24**	**(33)**	**(32)**
Balance as of December 31, 2024									
Cost	1,151	1,790	1,527	271	4,738	1,462	241	1,702	6,441
Accumulated depreciation	(697)	(1,350)	(1,126)		(3,173)	(712)	(104)	(816)	(3,989)
Book value	**454**	**440**	**401**	**271**	**1,565**	**749**	**137**	**886**	**2,452**

113

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Property, plant and equipment in millions of EUR

	Owned assets					Right-of-use assets			Property, plant and equipment
	Land and buildings	Machinery and installations	Other equipment	Assets under construction	**Total**	Land and buildings	Other equipment	**Total**	**Total**
Balance as of January 1, 2023									
Cost	1,135	1,779	1,454	309	4,676	1,365	206	1,571	6,247
Accumulated depreciation	(621)	(1,291)	(1,046)		(2,958)	(543)	(108)	(651)	(3,609)
Book value	**514**	**488**	**408**	**309**	**1,718**	**822**	**98**	**919**	**2,638**
Additions	1	115	77	239	433	175	62	236	669
Assets available for use	20	90	144	(262)	(8)	2	6	8	-
Depreciation	(56)	(196)	(167)		(420)	(150)	(51)	(201)	(621)
Impairments	(5)	(23)	(17)	-	(45)	(23)	-	(23)	(68)
Transfers to assets classified as held for sale	(1)	(1)	(45)		(46)	(2)		(2)	(48)
Reclassifications	15	2	(17)	(5)	(6)	-	4	4	(2)
Translation differences and other	(14)	(22)	(19)	(7)	(62)	(18)	(5)	(23)	(85)
Total change	**(39)**	**(35)**	**(45)**	**(35)**	**(154)**	**(16)**	**15**	**(1)**	**(154)**
Balance as of December 31, 2023									
Cost	1,114	1,731	1,404	274	4,521	1,425	216	1,641	6,162
Accumulated depreciation	(638)	(1,278)	(1,041)		(2,957)	(619)	(104)	(722)	(3,679)
Book value	**476**	**453**	**363**	**274**	**1,565**	**806**	**113**	**919**	**2,483**

Leasing activities

The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. The company has no commitments to any leases not yet commenced in 2024 (2023: EUR 128 million). The company's lease contracts do not contain financial covenants.

The company enters into sale-and-leaseback transactions primarily for its Sleep & Respiratory Care Business. These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions are part of cash flows provided by financing activities. Lease payments under sale-and-leaseback arrangements for 2024 were EUR 43 million (2023: EUR 55 million). The remaining minimum payment under sale-and-leaseback arrangements included in lease obligations above are as follows:

Philips Group
Remaining minimum payments under sale-and-leaseback arrangements in millions of EUR

2025	29
2026	21
2027	14
2028	7
2029	1
Thereafter	-

Further lease disclosures as lessee can be found in Income from operations; Financial income and expenses, Cash flow statement supplementary information and Debt. For disclosures for lease receivables refer to Receivables.

114

11 Goodwill Accounting policies The measurement of goodwill at initial recognition is described in the Acquisitions and divestments note. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is instead tested for impairment annually in the fourth quarter, or more frequently if indicators of potential impairment exist. Internal and external sources of information are considered to assess if there are indicators that an asset or groups of cash- generating units (CGUs) may be impaired. Goodwill is allocated to groups of CGUs and tested for impairment at the Business level (one level below segment), which represents the lowest level at which goodwill is monitored internally for management purposes. An impairment loss is recognized in the Consolidated statements of income whenever and to the extent that the carrying amount of a group of CGUs exceeds the recoverable amount for the group of CGUs, whichever is the greater, its value in use or its fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from the sale of an asset in an arm’s length transaction, less costs of disposal. Accounting estimates and judgments The cash flow projections used in the value in use calculations for goodwill impairment testing contain various judgments and estimations as described in the ‘key assumptions’ section. The changes in 2023 and 2024 were as follows: Philips Group Goodwill in millions of EUR 2023 2024 Balance as of January 1 Cost 12,747 12,133 Impairments (2,509) (2,256) Book value 10,238 9,876 Acquisitions¹ 24 Impairments (8) Divestments and transfers to assets classified as held for sale² (8) (22) Translation differences and other (370) 528 Total change (362) 507 Balance as of December 31 Cost 12,133 12,777 Impairments (2,256) (2,394) Book value 9,876 10,383 1 Refer to Acquisitions and divestments 2 Refer to Discontinued operations and assets classified as held for sale In 2024, goodwill increased by EUR 507 million, primarily as a result of translation differences. Goodwill impairment testing During 2024, there were no goodwill impairments recorded. Goodwill allocated to the Businesses (groups of cash-generating units) as of December 31, 2024, is presented in the following table: Philips Group Goodwill by business in millions of EUR 2023 2024 Monitoring 3,964 4,194 Image-Guided Therapy 3,044 3,216 Precision Diagnosis 1,363 1,440 Sleep & Respiratory Care 687 694 Personal Health 483 509 Enterprise Informatics 336 331 Book value 9,876 10,383 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 115

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The carrying amount of each group of CGUs is compared to the recoverable amount of the group of CGUs. Unless otherwise noted, the recoverable amount for each group of CGUs is based on value-in-use calculations. Cash flow projections were determined using Philips management's internal forecasts that cover an initial forecast period from 2025 to 2027. Projections were extrapolated using the growth rates disclosed in the following table for an extrapolation period of 4 years (2028-2031), after which a terminal value was calculated per 2032. For the terminal value calculation, growth rates were capped at a historical long-term average growth rate. The company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions that represent management's best estimate are used as the basis for the value-in-use calculations.

Key assumptions

Key assumptions used in the value-in-use calculations were compound sales growth rates, EBITA* in the terminal value and the rates used for discounting the projected cash flows.

The compound sales growth rate is the annualized steady nominal growth rate over the forecast period calculated with reference to the latest full year of actual sales as the base for the growth. The compound sales growth rate used to calculate the terminal value is only applied to the first year after the extrapolation period, after which no further growth is assumed for the terminal value calculation.

The compound sales growth rates and EBITA* used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA* for each group of CGUs is expected to increase over the projection period as a result of volume growth and cost efficiencies. By their nature, these assumptions involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from the plans, goals and expectations set forth in these assumptions.

The rates used for discounting the projected cash flows in goodwill impairment testing is based on a weighted cost of capital (WACC), which in turn is based on business-specific inputs along with other inputs as mentioned below. The WACC is based on post-tax cost of equity and cost of debt, and is further calculated based on market data and inputs to accurately capture changes to the time value of money, such as the risk-free interest rate, the beta factor and country risk premium. In order to properly reflect the different risk-profiles of different businesses, a WACC is determined for each business. As such, the beta factor is determined based on a selection of peer companies, which can differ per business. Different businesses have different geographical footprints, resulting in business-specific inputs for variables like country risk. Philips performs the value-in-use calculations using post-tax cash flows and discount rate, the implicit pre-tax rate discount rate is derived from an iterative calculation for disclosure purposes.

The values assigned to the key assumptions used for the value-in-use calculations were as follows:

Philips Group
Key assumptions 2024

	Compound sales growth rate			
	Initial forecast period	Extrapolation period	Used to calculate terminal value	Pre-tax discount rates
Monitoring	5.3%	4.7%	2.5%	9.1%
Image-Guided Therapy	6.3%	5.0%	2.5%	9.7%
Precision Diagnosis	2.4%	3.6%	2.5%	9.9%
Sleep & Respiratory Care	10.1%	7.3%	2.5%	10.3%
Personal Health	5.1%	4.2%	2.5%	9.9%
Enterprise Informatics	4.4%	5.4%	2.5%	8.9%

The assumptions used for the 2023 value-in-use calculations for cash-generating units to which a significant amount of goodwill was allocated were as follows:

Philips Group
Key assumptions 2023

	compound sales growth rate			
	initial forecast period	extrapolation period	used to calculate terminal value	pre-tax discount rates
Monitoring	8.2%	5.5%	2.5%	9.5%
Image-Guided Therapy	7.9%	5.2%	2.5%	10.7%
Precision Diagnosis	3.8%	3.4%	2.5%	10.4%
Sleep & Respiratory Care	9.5%	9.3%	2.5%	10.8%
Personal Health	5.0%	4.6%	2.5%	10.3%
Enterprise Informatics	5.3%	5.8%	2.5%	9.0%

Sensitivity to changes in assumptions

The results of the annual impairment tests of the groups of CGUs indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

* The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Information by segment and main country

116

12 Intangible assets excluding goodwill Accounting policies Acquired finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated annually. Intangible assets are initially capitalized at cost, with the exception of intangible assets acquired as part of a business combination, which are capitalized at their acquisition date fair value. The company expenses all research costs as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized as an intangible asset if the product or process is technically and commercially feasible, the company has sufficient resources and the intention to complete development and can measure the attributable expenditure reliably. The capitalized development expenditure comprises of all directly attributable costs (including the cost of materials and direct labor). Other development expenditures and expenditures on research activities are recognized in the Consolidated statements of income. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the Consolidated statements of income on a straight-line basis over the estimated useful lives of the intangible assets. Philips Group Expected useful lives of intangible assets excluding goodwill in years Brand names 2-20 Customer relationships 2-25 Technology 3-20 Other 1-10 Software 1-10 Product development 3-10 The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 8.5 years as of December 31, 2024 (2023: 9.3 years). Impairment of intangible assets not yet ready for use Intangible assets not yet ready for use are not amortized but are tested for impairment annually and whenever impairment indicators require. In the case of intangible assets not yet ready for use, either internal or external sources of information are considered to assess if there are indicators that an asset or a CGU may be impaired. Impairment of non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets Non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset with the greater of its value in use and fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from a sale of an asset in an arm’s length transaction, less costs of disposal. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where cash flows occur that are independent of other cash flows. Impairment losses recognized in prior periods for intangible assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if and to the extent that there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the Consolidated statements of income. Accounting estimates and judgments The cash flow projections used in the value in use calculations for intangible assets excluding goodwill contain various judgments and estimations. For intangible assets excluding goodwill, estimates are required to determine the (remaining) useful lives. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 117

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board **6 Group financial statements** 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Intangible assets excluding goodwill in millions of EUR

	Brand names	Customer relationships	Technology	Product development	Product development in progress	Software	Other	Total
Balance as of January 1, 2024								
Cost	629	2,593	2,908	2,432	635	929	139	10,265
Amortization / impairments	(511)	(1,718)	(1,895)	(2,096)	(91)	(662)	(101)	(7,075)
Book value	**118**	**875**	**1,013**	**336**	**544**	**267**	**38**	**3,190**
Additions		-	36	-	240	85	-	361
Assets available for use				266	(266)			
Amortization	(19)	(92)	(138)	(162)		(95)	(1)	(506)
Impairments	(7)	-	(135)	(13)	(24)	(7)	(1)	(188)
Transfers to assets classified as held for sale		(11)					1	(10)
Translation differences and other	6	51	79	(9)	29	15	(37)	134
Total change	**(20)**	**(52)**	**(158)**	**82**	**(21)**	**(3)**	**(38)**	**(208)**
Balance as of December 31, 2024								
Cost	671	2,722	2,900	2,659	624	984	-	10,559
Amortization / impairments	(573)	(1,899)	(2,044)	(2,241)	(101)	(719)	-	(7,578)
Book Value	**98**	**823**	**855**	**418**	**523**	**265**	**-**	**2,982**

Philips Group
Intangible assets excluding goodwill in millions of EUR

	Brand names	Customer relationships	Technology	Product development	Product development in progress	Software	Other	Total
Balance as of January 1, 2023								
Cost	647	2,735	2,947	2,605	648	869	152	10,602
Amortization / impairments	(507)	(1,665)	(1,845)	(2,212)	(146)	(589)	(113)	(7,077)
Book value	**140**	**1,070**	**1,102**	**393**	**502**	**280**	**39**	**3,526**
Additions			33	-	214	70	-	317
Assets available for use				157	(157)		-	-
Acquisitions			40	-		-		40
Amortization	(20)	(137)	(131)	(169)		(97)	(1)	(556)
Impairments		-	-	(7)	(7)	(1)	-	(16)
Transfers to assets classified as held for sale	(1)	(20)			(8)	(2)		(32)
Translation differences and other	(1)	(37)	(30)	(38)	1	18	-	(87)
Total change	**(22)**	**(195)**	**(89)**	**(57)**	**42**	**(13)**	**(1)**	**(335)**
Balance as of December 31, 2023								
Cost	629	2,593	2,908	2,432	635	929	139	10,265
Amortization / impairments	(511)	(1,718)	(1,895)	(2,096)	(91)	(662)	(101)	(7,075)
Book Value	**118**	**875**	**1,013**	**336**	**544**	**267**	**38**	**3,190**

118

Philips did not make any acquisitions in 2024 (2023: acquisitions involved EUR 40 million of intangible assets). For more information, refer to Acquisitions and divestments. Impairments in 2024 amounted to EUR 188 million (2023: EUR 16 million) and mainly relate to the impairment of acquired intangible assets following the decision to discontinue certain products in the Diagnosis & Treatment segment. The company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value-in-use calculations. The amortization and impairment of intangible assets is further specified in Income from operations. The most notable intangible assets as of December 31, 2024 relate to the BioTelemetry customer relationships and technology with a carrying value of EUR 316 million and EUR 108 million and a remaining amortization period of 12 years and 8 years, respectively, and Spectranetics customer relationships and technology with a carrying value of EUR 256 million and EUR 164 million and a remaining amortization period of 13 years and 8 years , respectively. The most notable intangible assets as of December 31, 2023, relate to the BioTelemetry customer relationships and technology with value of EUR 327 million and EUR 123 million and a remaining amortization period of 13 years and 9 years, respectively, and Spectranetics customer relationships and technology with a carrying value of EUR 261 million and EUR 175 million and a remaining amortization period of 14 years and 9 years, respectively. 13 Other financial assets Accounting policies Classification and measurement of financial assets The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the company’s business model for managing them. The company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. For the purposes of subsequent measurement, financial assets are classified into four categories: • financial assets at amortized cost (debt instruments) • financial assets at fair value through other comprehensive income (OCI) with recycling of cumulative gains and losses (debt instruments) • financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) • financial assets at fair value through profit or loss (debt instruments and equity instruments) Impairment of financial assets The company recognizes a loss allowance for expected credit losses for trade receivables, contract assets, lease receivables, debt investments carried at amortized cost and fair value through other comprehensive income (FVTOCI). At each balance sheet date, the company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes a loss allowance for expected credit losses for financial assets measured at either amortized costs or at fair value through other comprehensive income. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, the company measures the loss allowance for the financial instrument at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a financial instrument has increased significantly since initial recognition, the company measures the loss allowance for the financial instrument at an amount equal to the lifetime-expected credit losses. For all trade receivables, contract assets and lease receivables the company measures the loss allowance at an amount equal to lifetime- expected credit losses. Accounting estimates and judgments The determination of fair value is subject to estimates for investments that are not publicly traded. Refer to Fair value of financial assets and liabilities. Financial assets classified at amortized cost and at fair value through OCI are subject to impairment assessment. The calculation of expected credit losses requires the company to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are made. Changes to these estimates and assumptions can result in significant changes to the timing and amount of expected credit losses to be recognized. Other current financial assets In 2024, Other current financial assets decreased from EUR 3 million to EUR 2 million (2023: decreased from EUR 11 million to EUR 3 million). Other non-current financial assets The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. The changes during 2024 and 2023 were as follows: Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 119

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Other non-current financial assets in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2024	284	258	77	619
Changes:				
Acquisitions/additions	76	6	65	147
Sales/redemptions/reductions	(31)	(14)	(11)	(56)
Value adjustment through OCI		(23)		(23)
Value adjustment through P&L	(25)		1	(23)
Translation differences and other	8	12	(4)	16
Reclassification	(25)	4	(27)	(47)
Balance as of December 31, 2024	**288**	**242**	**102**	**631**

Philips Group
Other non-current financial assets in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2023	322	284	54	660
Changes:				
Acquisitions/additions	71	14	20	105
Sales/redemptions/reductions	(33)	(14)	(11)	(58)
Value adjustment through OCI		(17)	-	(17)
Value adjustment through P&L	(39)	-	-	(39)
Translation differences and other	(29)	(14)	(1)	(44)
Reclassifications	(8)	5	15	12
Balance as of December 31, 2023	**284**	**258**	**77**	**619**

As of December 31, 2024, equity investments of EUR 222 million (2023: EUR 231 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.

14 Other assets

Accounting policies

The company recognizes contract assets for revenue earned from installation services because the receipt of consideration is conditional on successful completion of the installation. Upon completion of the installation and acceptance by the customer, the amount recognized as contract assets is reclassified to trade receivables.

Other assets are measured at amortized cost minus any impairment losses.

Other non-current assets

Other non-current assets as of December 31, 2024, were EUR 118 million (2023: EUR 93 million), mainly includes prepaid expenses.

Other current assets

Other current assets as of December 31, 2024, totaled EUR 586 million (2023: EUR 500 million), primarily contract assets of EUR 349 million (2023: EUR 297 million) and prepaid expenses of EUR 238 million (2023: EUR 197 million) mainly related to Diagnosis & Treatment Businesses and Connected Care Businesses.

15 Inventories

Accounting policies

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, considering the stage of completion and the normal capacity of production facilities. Costs of idle facility and abnormal waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. The write-down of inventories to net realizable value is included in cost of sales.

Accounting estimates and judgments

Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on sales in the recent past and/or expected future demand.

120

Inventories are summarized as follows: Philips Group Inventories in millions of EUR 2023 2024 Raw materials and supplies 1,309 1,344 Work in process 552 414 Finished goods 1,629 1,439 Inventories 3,491 3,198 In 2024, overall global inventories have operationally decreased by EUR 293 million with the increase in finished goods and decrease in other categories. The write-down of inventories to net realizable value was EUR 230 million in 2024 and EUR 339 million in 2023. 16 Receivables Accounting policies Receivables are initially measured at fair value and are subsequently measured at amortized cost if held within a business model with the objective to collect the contractual cash flows or at fair value through OCI if held within a business model with the objective of both holding to collect contractual cash flows and selling. Receivables are measured less any impairment losses. Receivables are derecognized when the company has transferred substantially all risks and rewards, which includes transactions in which the company enters into factoring transactions, or if the company does not retain control over the receivables. Accounting estimates Receivables are subject to impairment assessment, which involves estimating expected credit losses. Refer to Other financial assets for accounting policies on impairment of financial assets. Non-current receivables Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment Businesses amounting (net of allowance) to EUR 81 million (2023: EUR 102 million), insurance receivables in the US amounting to EUR 33 million (2023: EUR 33 million) and income tax receivables amounting to EUR 36 million (2023: EUR 8 million). Philips has leasing activities where it acts as lessor. In such arrangements, Philips provides the customer with a right to use of medical equipment in exchange for a series of payments. Residual values of assets under lease form an insignificant part of the carrying amount of those assets. Residual values are influenced by asset market prices and are therefore subject to management estimation. Residual values are at least reassessed on an annual basis, or more often when necessary. Reassessments are based on a combination of realization of assets sold, expert knowledge and judgment of local markets. In order to reduce residual value risk exposures there may be residual value guarantees or purchase options embedded in the customer contract. Credit risk for lease receivables is reviewed regularly and mitigated, for example, by retaining a security interest in the leased asset. Current receivables Current receivables of EUR 3,672 million (2023: EUR 3,733 million) as of December 31, 2024, included trade accounts receivable (net of allowance) of EUR 3,513 million (2023: EUR 3,546 million), accounts receivable other of EUR 134 million (2023: EUR 170 million), and accounts receivable from investments in associates of EUR 25 million (2023: EUR 18 million). The trade accounts receivable, net, per segment are as follows: Philips Group Trade accounts receivable, net in millions of EUR 2023 2024 Diagnosis & Treatment 1,688 1,687 Connected Care 1,105 1,064 Personal Health 576 575 Other 177 187 Trade accounts receivable, net 3,546 3,513 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 121

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The aging analysis of trade accounts receivable, net, representing current and overdue but not fully impaired receivables, is as follows:

Philips Group
Aging analysis in millions of EUR

	2023	**2024**
Current	3,132	3,154
Overdue 1-30 days	117	141
Overdue 31-180 days	234	194
Overdue more than 180 days	63	24
Trade accounts receivable, net	**3,546**	**3,513**

The changes in the allowance for doubtful accounts receivable are as follows::

Philips Group
Allowance for accounts receivable in millions of EUR

	2023	**2024**
Balance as of January 1	226	216
Additions charged to expense	27	112
Deductions from allowance[1]	(26)	(88)
Transfer to assets held for sale	(1)	-
Other movements	(10)	5
Balance as of December 31	**216**	**245**

[1] Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due. Additions and deductions in the allowance include the impact of changes in estimates for certain Connected Care receivables. The allowance presented also includes the allowance for Non-current customer finance receivables of EUR 8 million (2023: EUR 8 million). Other movements in the current period are mainly related to foreign currency valuations.

Included in the above balances as of December 31, 2024, are allowances for individually impaired receivables of EUR 239 million (2023: EUR 210 million).

17 Equity

Accounting policies

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Where the company repurchases the company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental transaction costs (net of income taxes), is deducted from shareholders' equity until such treasury shares are cancelled or reissued.

Where such treasury shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in shareholders' equity.

Call options on own shares are treated as equity instruments.

Dividends are recognized as a liability in the period in which they are declared and approved by shareholders. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Common shares

As of December 31, 2024, authorized common shares consist of 2 billion shares (December 31, 2023: 2 billion; December 31, 2022: 2 billion), and the issued and fully paid share capital consists of 939,939,384 common shares, each share having a par value of EUR 0.20 (December 31, 2023: 913,515,966; December 31, 2022: 889,315,082).

Preference shares

As a means to protect the company against (an attempt at) an unsolicited takeover or other attempt to exert (*de facto*) control of the company, the 'Stichting Preferente Aandelen Philips' has been granted the right to acquire preference shares in the company. As of December 31, 2024, no such right has been exercised and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2024 (December 31, 2023: 2 billion; December 31, 2022: 2 billion).

Options, restricted and performance shares

Under its share-based compensation plans, the company granted stock options on its common shares and other conditional rights to receive common shares in the future such as restricted shares and performance shares (refer to Share-based compensation).

Treasury shares

In connection with the company's share repurchase programs, shares which have been repurchased and are held in Treasury for the purpose of (i) delivery under share-based

122

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information compensation plans upon exercise of options, or vesting of restricted or performance shares, and (ii) capital reduction, are accounted for as a reduction of shareholders' equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When treasury shares are delivered by the company under its share-based compensation plans, such shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

When treasury shares are delivered by the company upon exercise of options, the difference between the cost and the cash received is recorded in retained earnings. When treasury shares are delivered by the company upon vesting of restricted shares or performance shares (granted under the company's share-based compensation plans), the difference between the market price of the shares and the cost is recorded in retained earnings, and the market price is recorded in capital in excess of par value.

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group
Outstanding number of shares

	2022	2023	**2024**
Balance as of January 1	870,182,445	881,480,527	906,403,156
Dividend distributed	14,174,568	39,334,938	30,860,582
Purchase of treasury shares	(5,080,693)	(15,964,445)	(13,718,391)
Delivery of treasury shares	2,204,207	1,552,136	1,463,727
Balance as of December 31	**881,480,527**	**906,403,156**	**925,009,074**

The following table reflects transactions that took place in relation to former and current share-based compensation plans:

Philips Group
Transactions related to share-based compensation plans

	2022	2023	**2024**
Shares acquired	2,142,445	3,000,000	9,281,227
Average market price	EUR 31.76	EUR 41.59	EUR 21.88
Amount paid	EUR 68 million	EUR 125 million	EUR 203 million
Shares delivered	2,204,207	1,552,136	1,463,727
Average price (FIFO)	EUR 35.16	EUR 34.59	EUR 37.14
Cost of delivered shares	EUR 77 million	EUR 54 million	EUR 54 million
Total shares in treasury at year-end	5,664,946	7,112,810	14,930,310
Total cost	EUR 191 million	EUR 262 million	EUR 411 million

The following transactions took place for capital reduction purposes:

Philips Group
Transactions related to capital reduction

	2022	2023	**2024**
Shares acquired	2,938,248	12,964,445	4,437,164
Average market price	EUR 36.61	EUR 37.25	EUR 37.56
Amount paid	EUR 108 million	EUR 483 million	EUR 167 million
Cancellation of treasury shares (shares)	8,758,455	15,134,054	4,437,164
Cancellation of treasury shares (EUR)	EUR 299 million	EUR 566 million	EUR 167 million
Total shares in treasury at year-end	2,169,609		
Total cost	EUR 83 million		

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 451 million in 2024. In 2024, we settled withholding tax liability for an amount of EUR 41 million relating to the dividend distribution in 2023 (EUR 11 million) and in 2024 (EUR 29 million).

Share repurchase methods for share-based remuneration plans and capital reduction purposes

Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2024, Philips used methods (i) and (ii) to repurchase shares for share-based compensation plans and method (ii) to repurchase shares for capital reduction purposes.

Forward contracts to repurchase shares and open market repurchases of shares

For share-based compensation plans

On August 05, 2024, Philips announced that it would repurchase shares for an amount of up to EUR 125 million to cover certain of its obligations arising from its Long-Term Incentive plans. The repurchases were executed through a combination of open market purchases by an intermediary (in August 2024 acquiring 2.2 million shares which resulted in a EUR 60 million increase in retained earnings against treasury shares) and one forward contract for an amount of EUR 65 million to acquire 2.5 million shares with a settlement date in November 2026 and a weighted average forward price of EUR 26.40.

On June 14, 2023, Royal Philips announced that it will repurchase up to 7.1 million shares to cover certain of its obligations arising from its Long-Term Incentive and employee stock purchases plans. Under this program, Philips entered into one forward contract for an amount of EUR 138 million to acquire 7.1 million shares with settlement dates varying between November 2024 and November 2025 and a weighted average forward price of EUR 19.43. As of December 31, 2024, a total of 3.1 million shares under this program were acquired (settled in the fourth quarter of 2024). This resulted in a EUR 57 million increase in retained earnings against treasury shares.

123

On June 13, 2022, Royal Philips announced that it will repurchase up to 3.2 million shares to cover certain of its obligations arising from its Long-Term Incentive and employee stock purchases plans. Under this program, Philips entered into one forward contract for an amount of EUR 63 million to acquire 3.2 million shares with settlement dates in November 2024 and December 2024 and a weighted average forward price of EUR 19.75. As of December 31, 2024, all shares under this program were acquired (settled in the fourth quarter of 2024). This resulted in a EUR 63 million increase in retained earnings against treasury shares. On January 29, 2020, Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its Long-Term Incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts to acquire in total 5 million for an amount of EUR 174 million to acquire with settlement dates varying between October 2021 and November 2022 and a weighted average forward price of EUR 34.85. On October 26, 2022, the original settlement date of two tranches entered into under this program (in total 1.75 million shares) has been extended from November 23, 2022 to November 2023, and November 2024, respectively. As of December 31, 2024, a total of 5.0 million shares (December 31, 2023: 4.3 million shares) under this program were acquired (settled in the fourth quarter of 2021, 2022, 2023, and 2024). This resulted in a EUR 23 million (2023: EUR 35 million) increase in retained earnings against treasury shares. As of December 31, 2024, the remaining forward contracts to cover obligations under share-based compensation plans related to 6.5 million shares (December 31, 2023: 11.1 million shares) and amounted to EUR 142 million (December 31, 2023: EUR 224 million). For capital reduction On July 26, 2021, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 20 million shares with settlement dates in 2022, 2023 and 2024 and a weighted average forward price of EUR 37.36. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of2021(acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). This resulted in a EUR 781 million increase in retained earnings against treasury shares. As of December 31, 2024, Philips completed the program announced in 2021 and as a result a total of 19.6 million (December 31, 2023: 15.1 million ) shares were acquired (in the fourth quarter of 2022 , second, third and fourth quarters of 2023, and first and second quarters of 2024). This resulted in a EUR 167 million increase in retained earnings against treasury shares (2023: EUR 483 million including dividend adjustment). As of December 31, 2024, there were no remaining forward contracts entered into for capital reduction purposes. As of December 31, 2023, the remaining forward contracts entered into for capital reduction purposes related to 4.4 million shares and amounted to EUR 167 million. Shares cancellation In June 2024, Philips completed the cancellation of 4.4 million of its common shares (with a cost price of EUR 167 million). The cancelled shares were acquired as part of Philips’ EUR 1.5 billion share repurchase program announced on July 26, 2021. Dividend distribution 2024 In May 2024, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 768 million (including costs). The dividend was distributed in the form of shares only, resulting in the issuance of 30,860,582 new common shares. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023. Further reference is made to Earnings per share. A proposal will be submitted to the 2025 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in shares or cash at the option of the shareholder, against retained earnings for 2024. 2023 In May 2023, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 749 million (including costs). The dividend was distributed in the form of shares only, resulting in the issuance of 39,334,938 new common shares. 2022 In May 2022, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 741 million (including costs). Shareholders could elect for a cash dividend or a share dividend. Approximately 45% of the shareholders elected for a share dividend, resulting in the issuance of 14,174,568 new common shares. The settlement of the cash dividend involved an amount of EUR 411 million (including costs). Limitations in the distribution of shareholders’ equity As of December 31, 2024, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 3,254 million. Such limitations relate to common shares of EUR 188 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 1,052 million and unrealized currency translation differences of EUR 2,014 million. The unrealized gain related to cash flow hedges of EUR 1 million and unrealized loss related to fair value through OCI financial assets of EUR 90 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative. The legal reserves required by Dutch law of EUR 1,052 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends. As of December 31, 2023, these limitations in distributable amounts were EUR 2,435 million and related to common shares of EUR 183 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 990 million and unrealized currency translation differences of EUR 1,263 million. The unrealized losses related to fair value through OCI financial assets of EUR Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 124

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

390 million and unrealized loss related to cash flow hedges of EUR 6 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

Non-controlling interests

Non-controlling interests relate to minority stakes held by third parties in consolidated group companies.

Capital management

Philips manages capital based upon the IFRS measures, net cash provided by operating activities and net cash used for investing activities as well as the non-IFRS measure net debt. The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included below.

Net debt is defined as the sum of long and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders' equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. The Philips net debt position is managed with the intention of retaining the current strong investment grade credit rating. Furthermore, Philips' dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of Adjusted income from continuing operations attributable to shareholders (reconciliation to the most directly comparable IFRS measure, Net income, is provided at the end of this note).

Philips Group
Composition of net debt and group equity in millions of EUR unless otherwise stated

	2022	2023	2024
Long-term debt	7,270	7,035	7,113
Short-term debt	931	654	526
Total debt	**8,201**	**7,689**	**7,639**
Cash and cash equivalents	1,172	1,869	2,401
Net debt	**7,028**	**5,820**	**5,238**
Shareholders' equity	13,249	12,028	12,006
Non-controlling interests	34	33	37
Group equity	**13,283**	**12,061**	**12,043**
Net debt : group equity ratio	**35:65**	**33:67**	**30:70**

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income, is included in the following table.

Philips Group
Adjusted income from continuing operations attributable to shareholders[1] in millions of EUR

	2022	2023	2024
Net income	(1,605)	(463)	(698)
Discontinued operations, net of income taxes	(13)	10	(142)
Income from continuing operations	**(1,618)**	**(454)**	**(840)**
Income from continuing operations attributable to non-controlling interests	(3)	(2)	(3)
Income from continuing operations attributable to shareholders[1]	**(1,622)**	**(456)**	**(843)**
Adjustments for:			
Amortization and impairment of acquired intangible assets	363	290	392
Impairment of goodwill	1,357	8	0
Restructuring costs and acquisition-related charges	202	381	326
Other items:	925	1,358	830
Respironics litigation provision		*575*	*984*
Respironics insurance income			*(538)*
Respironics consent decree charges	*250*	*363*	*113*
Respironics field-action running costs	*210*	*224*	*133*
Quality actions	*59*	*175*	*123*
R&D project impairments	*134*		
Portfolio realignment charges	*109*		
Impairment of assets in S&RC	*39*		
Provision for public investigations tender irregularities	*60*		
Provision for a legal matter		*31*	
Investment re-measurement loss		*23*	
Loss (gain) on divestment of business		*(35)*	
Remaining items	*63*	*2*	*16*
Net finance income/expenses	(4)	18	23
Tax impact on adjusting items[2]	(376)	(450)	(370)
Tax effect of derecognition of US deferred tax asset			941
Adjusted Income from continuing operations attributable to shareholders[1]	**845**	**1,148**	**1,300**

1 Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
2 Includes deferred tax assets derecognized in the line below.

125

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

18 Debt

Accounting policies

Debt

Debt is initially measured at fair value net of directly attributable transaction costs. Subsequently, debt is measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Debt is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Lease liabilities

Lease liabilities are measured at the present value of the lease payments due over the lease term, generally discounted using the incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured in case of modifications or reassessments of the lease.

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes. As of December 31, 2024, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and no credit-rating-related acceleration possibilities.

Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2024, Philips issued EUR 700 million fixed rate notes due 2032 under the EMTN program for general corporate purposes, including the repayment of the 2025 EUR Bonds and other floating rate debt. As of December 31, 2024, Philips has EUR 3.7 billion (2023: EUR 3.3 billion) fixed rate notes outstanding under the EMTN program.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a 'Change of Control Triggering Event'. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued since 2018 contain a similar provision ('Change of Control Put Event'). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued. Philips' outstanding long-term debt does not contain financial covenants.

As of December 31, 2024, debt includes forward contracts of EUR 142 million (nominal value) relating to the repurchase of shares to cover long-term incentive and employee stock purchase plans, with maturity dates in the fourth quarter of 2025 (EUR 77 million) and the fourth quarter of 2026 (EUR 65 million).

In 2023, Philips issued EUR 500 million of fixed rate notes under the company's EMTN program that mature in 2031 and used the proceeds for general corporate purposes, including the repayment of EUR 500 million that was outstanding under the credit facility entered into in the fourth quarter of 2022. In 2023, Philips entered into a total amount of EUR 138 million forward contracts relating to the company's long-term incentive plans. These forwards partly matured in the fourth quarter of 2024 (EUR 61 million) with the remainder maturing in 2025 (EUR 77 million). In addition, a total of EUR 125 million forward contracts relating to the Long-Term Incentive and employee stock purchase plans and EUR 481 million of forwards related to the share buyback program announced in 2021 matured throughout 2023.

Long-term debt

The following tables present information about the long-term debt outstanding, its maturity and average interest rates in 2024 and 2023.

Philips Group
Long-term debt in millions of EUR unless otherwise stated

	2024						
	Amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,408	131	1,276	122	1,154	12.3	6.3%
EUR bonds	4,917		4,917	2,639	2,278	4.7	2.3%
Forward contracts	148	82	66	66		1.3	1.2%
Lease liabilities	1,073	219	854	506	347	3.8	3.7%
Bank borrowings	1	1	1	1		1.5	1.0%
Other long-term debt	-	-	-	-	-	3.2	1.2%
Long-term debt	**7,546**	**434**	**7,113**	**3,333**	**3,779**	**5.9**	**3.2%**

126

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Long-term debt in millions of EUR unless otherwise stated

	2023						
	Amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,325		1,325	240	1,085	13.3	6.3%
EUR bonds	4,569		4,569	2,335	2,234	5.1	2.0%
Forward contracts	396	321	76	76		0.8	1.4%
Lease liabilities	1,074	211	864	505	358	3.9	3.1%
Bank borrowings	203	1	201	201		1.2	4.2%
Other long-term debt	-	-	-	-	-	7.4	1.2%
Long-term debt	**7,568**	**532**	**7,035**	**3,357**	**3,678**	**6.0**	**2.9%**

Bonds

The following table presents the amount outstanding and effective rate of bonds.

Philips Group
Unsecured Bonds in millions of EUR unless otherwise stated

	Effective rate	2023	**2024**
Unsecured EUR Bonds			
Due 30/03/2025; 1 3/8%	1.509%	346	
Due 22/05/2026; 1/2%	0.608%	750	750
Due 05/05/2027; 1 7/8%	2.049%	750	750
Due 02/05/2028; 1 3/8%	1.523%	500	500
Due 05/11/2029; 2 1/8%	2.441%	650	650
Due 30/03/2030; 2%	2.128%	500	500
Due 08/09/2031; 4 2/8%	4.33%	500	500
Due 31/05/2032; 3 3/4%	4.043%		700
Due 05/05/2033; 2 5/8%	2.71%	600	600
Unsecured USD Bonds			
Due 15/05/2025; 7 3/4%	7.429%	49	52
Due 15/05/2025; 7 1/8%	6.794%	75	79
Due 01/06/2026; 7 1/5%	6.885%	114	121
Due 03/11/2038; 6 7/8%	7.21%	657	697
Due 15/03/2042; 5%	5.273%	452	480
Adjustments[1]		(47)	(55)
Unsecured Bonds		**5,894**	**6,324**

[1] Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs.

Leases

The following table presents a reconciliation between the total of future minimum lease payments and their present value.

Philips Group
Lease liabilities in millions of EUR

	2023			**2024**		
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	239	28	211	255	35	219
Between one and five years	572	67	505	592	85	506
More than five years	388	30	358	385	38	347
Lease liabilities	**1,200**	**125**	**1,074**	**1,232**	**159**	**1,073**

Short-term debt

Philips Group
Short-term debt in millions of EUR

	2023	**2024**
Short-term bank borrowings	122	92
Current portion of long-term debt	532	434
Short-term debt	**654**	**526**

During 2024, the weighted average interest rate on the bank borrowings was 9.3% (2023: 8.6%). This increase was mainly driven by higher interest rate environments across various countries globally.

127

19 Provisions Accounting policies A provision is a liability of uncertain timing or amount. Provisions are recognized if, as a result of a past event, the company has a present legal or constructive obligation, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time (accretion) is recognized as interest expense. Restructuring-related provisions Provisions for severance and termination benefits are recognized for those costs only when the company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the company recognizes any impairment loss on the assets associated with the restructuring. Accounting estimates and judgments By their nature, the recognition of provisions requires estimates and assumptions regarding the timing and the amount of outflow of resources. The main estimates include: • Product warranty provisions – the provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold and include costs to execute quality remediation and related field actions (including the Respironics field action). These require management to make estimates and assumptions about items such as quantities and the portion of products to be remediated through replacement, repair or (partial) refund. • Environmental provisions – provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities as well as changes in judgments and discount rates. The impact of climate change is also considered when assessing whether Philips has a present legal or constructive obligation, particularly in relation to fines, penalties and commitments to reduce greenhouse gas emissions. • Legal provisions – provisions for legal claims and investigations reflect the best estimate of the outflow of resources, supported by internal and external legal counsel, when it is probable that such outflow of resources will be required to settle an obligation. • Contingent consideration provisions – the provision for contingent consideration reflects the fair value of the expected payment to former shareholders of an acquired company for the exchange of control if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The provision for contingent consideration can change significantly due to changes in the estimated achievement of milestones and changes in discount rates. Changes in fair value of the contingent consideration liability are reflected in other business income (expenses). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 128

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Provisions in millions of EUR

	Post-employment benefits	Product warranty	Environmental	Restructuring-related	Legal	Contingent consideration	Other	Total
Current		624	22	102	477	57	181	1,463
Non-current	558	67	80	14	10	58	248	1,035
Balance as of December 31, 2023	**558**	**692**	**102**	**116**	**487**	**115**	**429**	**2,498**
Additions	81	439	9	131	1,015	5	185	1,865
Utilizations	(76)	(507)	(15)	(127)	(477)	(9)	(124)	(1,336)
Releases	(5)	(15)	-	(26)	(28)	(3)	(35)	(113)
Accretion			5		38	3	(1)	45
Changes in discount rate			(7)				-	(8)
Translation differences and other	2	(24)	4	(1)	44	3	(8)	21
Total change	**3**	**(107)**	**(5)**	**(23)**	**592**	**(2)**	**16**	**474**
Current		522	20	77	1,066	61	229	1,977
Non-current	560	63	76	16	13	52	216	996
Balance as of December 31, 2024	**560**	**585**	**96**	**94**	**1,079**	**113**	**446**	**2,972**

Philips Group
Provisions in millions of EUR

	Post-employment benefits	Product warranty	Environmental	Restructuring-related	Legal	Contingent consideration	Other	Total
Current		653	20	134	74	23	112	1,018
Non-current	546	80	83	6	14	89	279	1,097
Balance as of December 31, 2022	**546**	**733**	**104**	**140**	**89**	**113**	**390**	**2,115**
Additions	112	553	18	263	644	24	223	1,836
Utilizations	(91)	(553)	(14)	(219)	(235)	(20)	(134)	(1,266)
Releases	(10)	(20)	(2)	(67)	(10)	(7)	(45)	(159)
Accretion			5		23	1	(3)	25
Acquisitions						6		6
Changes in discount rate			(6)					(6)
Translation differences and other	-	(22)	(3)	(2)	(23)	(2)	(1)	(53)
Total change	**12**	**(42)**	**(2)**	**(24)**	**399**	**2**	**39**	**383**
Current		624	22	102	477	57	181	1,463
Non-current	558	67	80	14	10	58	248	1,035
Balance as of December 31, 2023	**558**	**692**	**102**	**116**	**487**	**115**	**429**	**2,498**

129

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Post-employment benefits

For details of post-employment benefits refer to Post-employment benefits.

Product warranty provisions

Product warranty provisions include costs to execute quality remediation and related field actions, as well as the field action provision in connection with the Philips Respironics voluntary recall notification which is explained separately below.The company expects the provisions to be utilized mainly within 2025.

Additions in 2024 include quality remediation and related field actions of EUR 137 million and EUR 139 million in the Diagnosis & Treatment and Connected Care segments, respectively, mainly for the following matters:

Trilogy EVO and Trilogy EV300

In September 2024, Philips issued a field safety notice to customers of its Trilogy EVO and Trilogy EV300 ventilators, regarding a potential contamination issue when the ventilator is used in combination with in-line nebulizers. This notification was updated in November 2024 with additional customer instructions. Philips is in the process of commencing the necessary remediation actions.

Respironics field-action provision

On June 14, 2021, Philips subsidiary Philips Respironics initiated a voluntary recall notification in the US and field safety notice outside the US for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. The remediation is progressing globally. The total number of units expected to be remediated as of December 31, 2024 is 5.1 million (2023: 5.6 million) devices globally. The decrease in units is mainly due to current insights regarding the number of units that are not expected to be returned to Philips or where key data collection efforts to perform remediation have been exhausted.

Philips has recognized a provision based on Philips' best estimate of the costs to repair, replace or refund devices, subject to the Respironics field action. The provision is related to the cost to repair, replace or provide financial compensation for affected devices and includes, among others, the costs for the remaining production, the cost of intensified communication with physicians and patients, material costs, labor cost and logistics, as well as costs relating to financial compensation provided to customers under the field action. The provision does not include any product liability costs or other claims.

Philips Group
Respironics field-action provision in millions of EUR

	2023	2024
Balance as of January 1	390	334
Additions	240	30
Utilizations	(285)	(220)
Translation differences and other	(10)	(14)
Balance as of December 31	**334**	**130**

Utilizations for the year reflect the costs incurred in executing the remediation during the year.

The completion of the field action continues to be subject to uncertainty, which requires management to make estimates and assumptions about items such as quantities and the portion to be replaced, repaired and subject to financial compensation. An increase in the assumption for the financial compensation portion by 10 percentage points could have the effect of increasing the provision by an estimated EUR 18 million. Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

Further to the above, field-action running remediation costs during the year of EUR 133 million (2023: EUR 224 million, 2022: EUR 210 million), such as testing, external advisory and regulatory response and additional right-of-return and warranty provisions, have been incurred.

Philips and its affiliates are defendants in a number of consumer class action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. For legal matters including claims refer to the legal provisions section of this note as well as Contingencies.

Environmental provisions

The environmental provisions include accrued costs recorded with respect to environmental remediation in various countries. In the US, subsidiaries of the company have been named as potentially responsible parties in state and federal proceedings for the clean-up of certain sites.

The additions and the releases of the provisions originate from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Approximately EUR 65 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation refer to Contingencies.

130

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Restructuring-related provisions

Philips Group
Restructuring-related provisions in millions of EUR

	December 31, 2023	December 31, 2024
Diagnosis & Treatment	36	34
Connected Care	18	19
Personal Health	7	15
Other	*56*	*26*
Philips Group	**116**	**94**

In 2024, the most significant restructuring projects impacted segments Other and Connected Care and mainly took place in the US and the Netherlands. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions. The company expects the provisions to be utilized mainly within the next year.

In 2024, Philips continued general productivity actions aimed at simplifying the organization as part of its multi-year plan designed to create value with sustainable impact. This included the further reduction of 2,000 roles, thereby completing the planned reduction of 10,000 roles globally across the organization by 2025 ahead of schedule. Severance and termination-related costs of EUR 140 million were recorded in 2023.

Legal provisions

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Additions mainly relate to the legal provision in connection with the settlement of Respironics personal injury and medical monitoring claims in the US of EUR 982 million (discounted). Under the settlement Philips Respironics has agreed to pay a total of USD 1.1 billion. Most of the related payments are expected in 2025. In the first half of 2024 Philips Respironics recorded insurance income of EUR 538 million in connection with the agreement with insurers to partially reimburse the Respironics recall related product liability claims. This amount was paid in full to the company in 2024.

Utilizations of EUR 477 million mainly relate to the economic loss class action settlement in the US that was paid in 2024.

For details of other legal matters, including regulatory and other governmental proceedings, refer to Contingencies.

The company expects the provisions to be utilized mainly within the next three years.

Contingent consideration provisions

There is no material movement in 2024 and approximately EUR 21 million of the long-term provision is expected to be utilized within the next three years, with the remainder after four years.

Other provisions

The main elements of other provisions are:

Philips Group
Other provisions in millions of EUR unless otherwise stated

	2023	2024
Other long-term employee benefits	77	80
Self-insurance	63	60
Non-income taxes / social security	51	48
Rights of return	39	44
Decommissioning costs	34	37
Onerous contracts	76	66
Remaining	89	111
Balance as of December 31	**429**	**446**

Onerous contracts reflect non-cancellable commitments on supplies for which no future demand or alternative usage has been identified.

Remaining provisions relate to a variety of positions, for example provision for disability of employees and provision for royalty obligations.

Releases in 2023 and 2024 are due to the reassessment of the positions in other provisions throughout the year.

The company expects the other provisions to be utilized mainly within the next five years.

20 Post-employment benefits

Accounting policies

Defined contribution plans

A defined contribution plan is a post-employment benefit plan for which the company pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Consolidated statements of income in the periods during which services are rendered by employees.

131

Defined benefit plans A defined benefit plan is a post-employment benefit plan that is not a defined contribution plan. Defined benefit plans define an amount of pension benefit that an employee will receive after retirement. That pension benefit typically depends on several factors such as years of service, age and salary. The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined benefit plans is the fair value of plan assets less the present value of the projected defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision; no distinction is made for the short-term portion. For the company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined benefit obligation, where available. The curves are based on the Mercer Yield Curve methodology, which uses data of corporate bonds rated AA or equivalent. For the other plans the Mercer Yield Curve/Mercer Methodology has also been used taking into account the cash flows as much as possible in case there is a deep market in corporate bonds. For plans in countries without a deep corporate bond market, the discount rate is based on government bonds and the plan’s maturity. Pension costs with respect to defined benefit plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability with respect to employee service in previous years. Remeasurements of the net defined benefit asset or liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The company recognizes all remeasurements in Other comprehensive income. Past service costs arising from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan (curtailment) are recognized in full in the Consolidated statements of income. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The company recognizes a liability and an expense for bonuses and incentives based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The company’s net obligation with respect to other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the Consolidated statements of income in the period in which they arise. Further information on other long-term employee benefits can be found in Provisions in the Other provisions section. Accounting estimates and judgments To make the actuarial calculations for the valuation of defined benefit obligations, assumptions are needed for interest rates, healthcare cost increases, future pension increases, life expectancy and employee turnover rates. The actuarial calculations are made by external actuaries based on inputs from observable market data, such as corporate bond returns and yield curves to determine the discount rates to apply, mortality tables to determine life expectancy and inflation rates to determine future salary and pension growth assumptions. Employee post-employment benefit plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved. The larger part of post-employment benefits are company pension plans, of which some are funded and some are unfunded. All funded post-employment benefit plans are considered to be related parties. Most employees who take part in a company pension plan are covered by defined contribution (DC) pension plans. The main DC plans are in the Netherlands and the US. The company also sponsors a number of defined benefit (DB) pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The company also sponsors a limited number of DB retiree medical plans. The benefits provided by these plans typically cover a part of the healthcare costs after retirement. None of these plans are individually significant to the company and are therefore not further separately disclosed. The larger funded DB and DC plans are governed by independent Trustees who have a legal obligation to protect the interests of all plan members and operate under the local regulatory framework. The DB plans in Germany and the US make up most of the defined benefit obligation (DBO) and the net position. The company also has DB plans in the rest of the world; however these are individually not significant to the company and do not have a significantly different risk profile that would warrant separate disclosure. The adjacent table provides a breakdown of the present value of the funded and unfunded DBO, the fair value of plan assets and the net position in Germany, the US and in other countries. The table also provides the value of reimbursement rights. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 132

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Post-employment benefits in millions of EUR

	Germany		United States		Other countries		Total	
	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**
Present value of funded DBO	(511)	(531)	(404)	(416)	(182)	(205)	(1,097)	(1,152)
Present value of unfunded DBO	(253)	(242)	(118)	(131)	(137)	(134)	(508)	(507)
Total present value of DBO	**(764)**	**(773)**	**(522)**	**(547)**	**(319)**	**(339)**	**(1,605)**	**(1,659)**
Fair value of plan assets	481	496	442	465	166	189	1,089	1,150
Asset ceiling						(1)		(1)
Net position	**(283)**	**(277)**	**(80)**	**(82)**	**(153)**	**(151)**	**(516)**	**(510)**
Value of reimbursement rights					**8**	**7**	**8**	**7**

The classification of the net position is as follows::

Philips Group
Classification net position in millions of EUR

	Germany		United States		Other countries		Total	
	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**
Total asset for plans in a surplus	-	-	39	49	2	1	41	50
Total liability for plans in a deficit	(283)	(277)	(118)	(131)	(156)	(152)	(558)	(560)
Net position	**(283)**	**(277)**	**(80)**	**(82)**	**(153)**	**(151)**	**(516)**	**(510)**

Germany

The company has several DB plans in Germany, some of which are unfunded. The plan assets of the funded DB plans in Germany are held in a legally separate pension trust.

Due to the relatively high level of social security in Germany, the company's pension plans mainly provide benefits for the higher earners. The plans are open for future pension accrual. Indexation is mandatory due to legal requirements. Some of the German plans have a DC design, but are accounted for as DB plans due to a legal minimum return requirement.

Company pension commitments in Germany are largely protected against employer bankruptcy via the "Pensions-Sicherungs-Verein" which charges a fee to all German companies providing pension promises.

Philips is one of the sponsors of Philips Pensionskasse VVaG in Germany, which is a multi-employer plan. The plan is classified and accounted for as a DC plan.

United States

The US DB pension plans are closed plans without future pension accrual. For the funding of any deficit in the US plan the Group adheres to the minimum funding requirements of the US Pension Protection Act.

The assets of the US funded pension plans are in Trusts governed by fiduciaries. The non-qualified pension plans that cover accrual above the maximum salary of the funded qualified plan are unfunded.

The company's qualified pension commitments in the US are covered via the Pension Benefit Guaranty Corporation, which charges a fee to US companies providing DB pension plans. The fee is also dependent on the amount of unfunded vested liabilities.

Philips has announced to plan participants the intent to fully terminate the US qualified defined benefit pension plans in 2025. The announcements made did not impact the accounting for these plans during 2024 and the anticipated settlement, if and when completed, is not expected to have a material impact to the company's results or cash flows in 2025.

Risks related to DB plans

DB plans expose the company to various demographic and economic risks such as longevity risk, investment risks, currency and interest rate risk and in some cases inflation risk. The latter plays a role in the assumed wage increase but more importantly in some countries where indexation of pensions is mandatory.

The company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its DB plans. Liability-driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and a change to DC are examples of the strategy.

Investment policy in the largest pension plans

Plan assets are managed in legally separate pension trusts, primarily overseen by independent trustees, who bear full responsibility for and have complete discretion over the investment strategy for these plan assets. The plan assets of the Philips pension plans are invested in well-diversified portfolios. For most plans, the interest rate sensitivity of the fixed income portfolio is closely aligned with that of the plan's pension liabilities. Contributions from the sponsoring company are primarily directed toward increasing the fixed income allocation. Additionally, in most investment strategies, any structural improvement in the plan's funded ratio over time is used to further reduce the interest rate mismatch between the plan assets and the pension liabilities.

133

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Summary of pre-tax costs for post-employment benefits and reconciliations

The adjacent table contains the total of current and past service costs, administration costs and settlement results as included in Income from operations and the interest cost as included in Financial expenses.

Philips Group
Pre-tax costs for post-employment benefits in millions of EUR

	2022	2023	2024
Defined benefit plans	50	47	43
- included in income from operations	39	25	23
- included in financial expense	10	21	20
- included in Discontinued operations		-	-
Defined contribution plans	400	376	365
- included in income from operations	400	376	365
- included in Discontinued operations		-	-
Post-employment benefits costs	**449**	**423**	**408**

Summary of the reconciliations for the DBO and plan assets

The adjacent tables contain the reconciliations for the DBO and plan assets.

Philips Group
Defined benefit obligations in millions of EUR

	2023	2024
Balance as of January 1	1,621	1,605
Service cost	32	29
Interest cost	71	65
Employee contributions	3	4
Actuarial (gains) / losses		
- demographic assumptions		-
- financial assumptions	48	20
- experience adjustment	2	9
(Negative) past service cost	(9)	(7)
Settlements	2	1
Benefits paid from plan	(104)	(63)
Benefits paid directly by employer	(39)	(36)
Translation differences and other	(22)	32
Balance as of December 31	**1,605**	**1,659**

Philips Group
Plan assets in millions of EUR

	2023	2024
Balance as of January 1	1,122	1,089
Interest income on plan assets	49	45
Admin expenses paid	(1)	(1)
Return on plan assets excluding interest income	23	13
Employee contributions	3	4
Employer contributions	14	30
Settlements		-
Benefits paid from plan	(104)	(63)
Translation differences and other	(17)	33
Balance as of December 31	**1,089**	**1,150**

The past service costs in 2024 mainly relate to the retiree medical plans in Brazil and the pension plan in Switzerland. The past service costs in 2023 mainly relate to the retiree medical plans in Brazil.

Plan assets allocation

The asset allocation in the company's DB plans as of December 31, 2024, was as follows:

Philips Group
Plan assets allocation in millions of EUR

	2023	2024
Assets quoted in active markets		
- Debt securities	513	460
- Equity securities		12
- Other[1]	182	431
Assets not quoted in active markets		
- Debt securities		-
- Equity securities	31	-
- Other[1]	363	247
Total assets	**1,089**	**1,150**

1 Other assets are primarily composed of cash and cash equivalents, real estate, investment funds, and assets managed by insurance companies.

The plan assets in 2024 contain 22% (2023: 36%) unquoted plan assets. Plan assets in 2024 do not include property occupied by or financial instruments issued by the company.

134

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Assumptions

The mortality tables used for the company's largest DB plans are:

Germany: Heubeck-Richttafeln 2018 Generational, assuming 93% of mortality rates for male retirees between ages 60 and 85. US: PRI-2012 Generational with MP2021 improvement scale + white collar adjustment.

The weighted averages of the assumptions used to calculate the DBO were as follows:

Philips Group
Assumptions used for defined benefit obligations in %
as of December 31,

	Germany		United States		Other countries		Total	
	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**
Discount rate	3.7%	3.3%	5.0%	5.1%	4.9%	4.2%	4.3%	4.0%
Inflation rate	2.0%	2.0%	2.3%	2.3%	2.5%	2.2%	2.2%	2.1%
Salary increase	2.8%	2.8%	0.0%	0.0%	4.3%	4.4%	3.0%	3.1%

Sensitivity analysis

The following table illustrates the approximate impact on the DBO from movements in key assumptions. The DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by offsetting movements in plan assets, especially when using matching strategies.

The average duration in years of the DBO of the DB plans is 10 (Germany: 11, US: 8, and other countries: 10) as of December 31, 2024 (2023: 10).

Philips Group
Sensitivity of key assumptions in millions of EUR

	2023	**2024**
Increase		
Discount rate (1% movement)	(123)	(123)
Pension increase (1% movement)	60	60
Salary increase (1% movement)	12	14
Longevity[1]	32	34
Decrease		
Discount rate (1% movement)	147	150
Pension increase (1% movement)	(52)	(52)
Salary increase (1% movement)	(11)	(12)
Longevity[1]	(22)	(24)

[1] The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease / increase in the assumed rates of mortality for the company's major plans. A 10% decrease / increase in assumed mortality rates equals a change of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2025

Cash outflows in relation to post-employment benefits are estimated to amount to EUR 421 million in 2025, consisting of:

- EUR 24 million employer contributions to DB plans (Germany: EUR 11 million, US: EUR 0 million, other countries: EUR 13 million);
- EUR 45 million cash outflows in relation to DB plans (Germany: EUR 21 million, US: EUR 10 million, Other Countries: EUR 14 million); and
- EUR 352 million employer contributions to DC plans (Netherlands: EUR 142 million, US: EUR 144 million, Other Countries: EUR 66 million).

The service and administration cost for 2025 is expected to amount to EUR 33 million for DB plans. The net interest cost for 2025 for the DB plans is expected to amount to EUR 18 million. The cost for DC pension plans in 2025 is equal to the expected DC cash flow.

21 Accrued liabilities

Accounting policies

Accrued liabilities are initially measured at fair value and subsequently at amortized cost and are derecognized when the obligation under the liability is discharged, cancelled or has expired.

Accrued liabilities are summarized as follows:

Philips Group
Accrued liabilities in millions of EUR

	2023	**2024**
Personnel-related costs:		
- Salaries and wages	791	601
- Accrued holiday entitlements	96	95
- Other personnel-related costs	93	101
Fixed-asset-related costs:		
- Gas, water, electricity, rent and other	43	41
Communication and IT costs	61	55
Distribution costs	99	95
Sales-related costs:		
- Commission payable	12	16
- Advertising and marketing-related costs	133	120
- Other sales-related costs	20	15
Material-related costs	138	124
Interest-related accruals	76	83
Other accrued liabilities	324	283
Accrued liabilities	**1,887**	**1,630**

135

22 Other liabilities Accounting policies Other liabilities are initially measured at fair value and subsequently at amortized cost and are derecognized when the obligation under the liability is discharged, cancelled or has expired. The company recognizes contract liabilities if a payment is received or a payment is due (whichever is earlier) from a customer before the company transfers the related goods or services. Contract liabilities are recognized as revenue when the company performs under the contract (i.e., transfers control of the related goods or services to the customer). Other non-current liabilities Non-current liabilities were EUR 45 million as of December 31, 2024 (December 31, 2023: EUR 54 million). Non-current liabilities are associated mainly with indemnification and non-current accruals. Other current liabilities Other current liabilities are summarized as follows: Philips Group Other current liabilities in millions of EUR 2023 2024 Accrued customer rebates 186 169 Other taxes including social security premiums 129 115 Other liabilities 98 70 Other current liabilities 414 354 Contract liabilities Non-current contract liabilities were EUR 431 million as of December 31, 2024 (December 31, 2023: EUR 469 million) and current contract liabilities were EUR 1,699 million as of December 31, 2024 (December 31, 2023: EUR 1,809 million). The current contract liabilities decreased by EUR 109 million, which is mainly driven by an decrease in deferred balances for customer service contracts. The current contract liabilities as of December 31, 2023, resulted in revenue recognized of EUR 1,809 million in 2024. 23 Cash flow statement supplementary information Accounting policies Cash and cash equivalents Cash and cash equivalents include all cash balances, certain money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Bank overdrafts are included in borrowings in current liabilities. Cash flow statements The cash flow statement is prepared using the indirect method. Cash flows related to interest and tax are included in operating activities. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to shareholders are included in financing activities. Dividends received are included in operating activities. Cash flows arising from transactions in a foreign currency are translated into the company’s functional currency using the exchange rate at the date of the cash flow. Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified as investing cash flows. Income taxes Income taxes in 2023 include EUR 2 million of interest related to uncertain tax positions. Cash paid for leases In 2024, gross lease payments of EUR 252 million (2023: EUR 271 million; 2022: EUR 316 million) included interest of EUR 37 million (2023: EUR 27 million; 2022: EUR 25 million). Net cash used for derivatives and current financial assets In 2024, a total of EUR 38 million cash was received with respect to foreign exchange derivative contracts related to activities for liquidity management and with respect to the purchase and proceeds from current financial assets (2023: EUR 46 million outflow; 2022: EUR 72 million outflow) Purchase and proceeds from non-current financial assets In 2024, the net cash outflow is EUR 66 million. In 2023, the net cash outflow is EUR 44 million. In 2022, the net cash outflow is EUR 38 million. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 136

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Reconciliation of liabilities arising from financing activities

Certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items, principally because of the effects of translation differences and consolidation changes.

Philips Group
Reconciliation of liabilities arising from financing activities in millions of EUR

	Balance as of December 31, 2023	Cash flow	Currency effects and consolidation changes	Other[1]	**Balance as of December 31, 2024**
Long term debt[2]	**7,567**	**(53)**	**107**	**(74)**	**7,546**
EUR bonds	4,569	340		8	4,917
USD bonds	1,325		83		1,408
Leases	1,074	(192)	24	167	1,073
Forward contracts[3]	396			(248)	148
Bank borrowings	203	(201)		(1)	1
Other long-term debt					
Short term debt[2]	**122**	**(30)**	**1**		**92**
Short-term bank borrowings	122	(31)	1		92
Other short-term loans	-	1			1
Equity	**(656)**	**(413)**		**516**	**(554)**
Dividend payable		(3)		3	-
Forward contracts[3]	(394)			251	(143)
Treasury shares[4]	(262)	(410)		262	(411)
Total		**(496)**			

1 Besides non-cash, other includes interest paid on leases, which is part of cash flows from operating activities
2 In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).
3 The forward contracts are related to the share buyback program and LTI plans
4 Cash flow in 2024 includes withholding tax for share buyback amounting to EUR 41 million.

Philips Group
Reconciliation of liabilities arising from financing activities in millions of EUR

	Balance as of December 31, 2022	Cash flow	Currency effects and consolidation changes	Other[1]	Balance as of December 31, 2023
Long term debt[2]	**8,111**	**(210)**	**(96)**	**(238)**	**7,567**
EUR bonds	4,061	497		11	4,569
USD bonds	1,378		(53)		1,325
Leases	1,082	(200)	(42)	235	1,074
Forward contracts[3]	858			(462)	396
Bank borrowings	705	(502)			203
Other long-term debt	28	(5)	(1)	(22)	
Short term debt[2]	**89**	**29**	**3**		**122**
Short-term bank borrowings	89	46	(14)		122
Other short-term loans		(17)	17		-
Equity	**(1,133)**	**(666)**		**1,143**	**(656)**
Dividend payable		(4)		4	
Forward contracts[3]	(858)			465	(394)
Treasury shares	(275)	(662)		675	(262)
Total		**(848)**			

1 Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities
2 In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).
3 The forward contracts are related to the share buyback program and LTI plans
4 Cash flow in 2023 includes withholding tax for share buyback amounting to EUR 55 million.

24 Contingencies

Accounting policies

Contingent liabilities

A contingent liability is a liability of uncertain timing and amount. Contingencies are not recognized in the balance sheet because they are dependent on the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company or because the risk of loss is estimated to be possible but not probable or because the amount cannot be measured reliably. Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, certain information is not disclosed for legal proceedings for which the company concludes that disclosure can be expected to seriously prejudice the outcome of the matter.

Contingent assets

Contingent assets are disclosed if the inflow of economic benefits is probable, but not virtually certain. If the inflow of economic benefits becomes virtually certain, the asset would no longer be contingent and its recognition appropriate.

137

Financial guarantees Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. The company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized less, when appropriate, cumulative amortization. Accounting estimates and judgments Significant judgment is required to determine the likelihood of a potential outflow of resources. In addition, judgment is involved in determining whether the amount of an obligation can be measured with sufficient reliability. Contingencies involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties, governmental actions, tax and environmental remediation. Contingent assets require management to apply judgment, especially to estimate the likelihood of the inflow of economic benefits and timing of recognition. Guarantees The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2024 and 2023. Remaining off-balance-sheet business related guarantees on behalf of third parties and associates as of December 31, 2024, amounted to EUR 343 million (December 31, 2023: EUR 2 million). These mainly include bank guarantees secured for insurance companies to cover product liability-related cash flows related to the Respironics recall. Environmental remediation The company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the company and/or its subsidiaries may be required to remediate the effects of certain manufacturing activities on the environment. Legal proceedings The company and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations, and environmental pollution. While it is not feasible to predict or determine the outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the company’s consolidated financial position, results of operations and cash flows. Public investigations In February 2023, the company received a statement of objections from the French Competition Authority (FCA) initiating a formal investigation to verify whether the company and certain other manufacturers of small domestic appliances breached antitrust rules in France in the period 2009-2014 through the alleged exchange of commercially sensitive information. The FCA issued its decision in December 2024, in which it closed the case by concluding that the company did not violate antitrust rules in France. Respironics recall On June 14, 2021, Philips subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Recalled Devices”). Consent Decree On August 26, 2021, the US Food and Drug Administration (FDA) commenced an inspection of the Philips Respironics manufacturing facility in Murrysville, Pennsylvania, and provided Philips Respironics with its preliminary inspectional observations on November 9, 2021. In the first half of 2024, Philips Respironics reached an agreement with the US Department of Justice (DoJ), acting on behalf of the FDA, regarding the terms of a consent decree to resolve the identified issues in relation to the inspection. The consent decree was entered by the court in April 2024. DOJ investigation; state Attorneys General investigation Philips Respironics and certain of Philips' subsidiaries in the US continue to cooperate with a criminal and civil investigation triggered by a subpoena received from the DOJ in 2022 to provide information related to events leading to the Respironics recall. In addition, the same entities are cooperating with an investigation initiated in 2024 by certain US state Attorneys General into trade practices related to the products subject of the Respironics recall. While the outflow of economic resources in connection with these investigations is assessed as probable, given the current stage of the investigations, the company is not able to reliably estimate the financial impact. Product liability claims Following the voluntary recall notification, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging economic loss, personal injury and/or the potential for personal injury allegedly caused by the recalled devices. In the US, consumer and commercial class action lawsuits have been filed alleging economic loss and medical monitoring claims. Individual personal injury lawsuits have also been filed. On October 8, 2021, a Multi-District Litigation (MDL) in the US District Court for the Western District of Pennsylvania was formed, and most of these class action and personal injury lawsuits have been consolidated in the MDL for pre-trial proceedings. On September 7, 2023, Philips Respironics reached agreement on a class action settlement in relation to the economic loss class action complaint, for which the company recorded a EUR 575 million provision in the first quarter of 2023. Under the agreement, which became final in May 2024, the Philips defendants agreed to provide predefined cash awards to all eligible participants in the US depending on the type of device, extended warranties on all remediated devices provided as part of Respironics’ recall program, and an additional cash award if they return the recalled device Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 138 to Philips Respironics. The settlement also provides for compensation for individuals who acquired replacement devices in the market after the recall and prior to the announcement of the settlement. The settlement also provides for compensation to private insurers and other third-party payers. The claims period concluded on August 9, 2024, and since then, the Claims Administrator has been processing claims, calculating relevant payment amounts, and making payments to eligible class members. On May 9, 2024, Philips Respironics reached agreement on a class action settlement in relation to the medical monitoring class action complaint. Under the agreement, which became final in January 2025, the Philips defendants agreed to pay USD 25 million into a Qualified Settlement Fund for the benefit of eligible class members. The USD 25 million amount is a fixed cap on the amount of the settlement and will be used to fund, among other things, research related to the advancement of public knowledge regarding the detection, diagnosis, and treatment of those injuries alleged to have been caused by use of the recalled devices. Also on May 9, 2024, Philips Respironics reached agreement on a private settlement in relation to US personal injury claims. Under the agreement, the Philips defendants have agreed (subject to a termination right) to pay USD 1.075 billion to consist of USD 25 million in notice and administrative costs and USD 1.050 billion into a Personal Injury Settlement Fund. The settlement is an opt-in agreement, by which eligible claimants would release all of their personal injury claims in exchange for participation in the Personal Injury Settlement Fund. To participate in the settlement, an eligible claimant must have experienced a qualifying injury. The Philips parties had the right to terminate the settlement if less than 95% of eligible claimants would register for the settlement by the registration deadline on January 31, 2025. As at the registration deadline registrations exceeded 95%, the settlement has now become final with payment expected in the first half of 2025. For any individuals who declined to participate in, or are ineligible for, the settlement, and who wish to litigate their personal injury claims, they will need to identify themselves after the registration deadline and then comply with court orders imposing certain discovery obligations on them, including with respect to early disclosure of their evidence on causation. Philips Respironics and certain of its affiliates (including the company) continue to be defendants in consumer class action lawsuits in Australia, Canada and Israel and collective or group actions in Chile, France, Germany, Italy and the Netherlands alleging economic loss and/or personal injury. While the company believes it is probable that ongoing lawsuits will in the aggregate lead to an outflow of economic resources for Philips Respironics or other Philips entities, given the significant uncertainty regarding the nature of the relevant events and potential obligations, the company is not currently able to reliably estimate the amount of the obligation associated with these various lawsuits. The final outcome of the lawsuits and the remaining cost to resolve them cannot currently be determined due to a number of variables, including the early stages of some of these proceedings and uncertainty regarding the number of remaining claimants, their allegations, and their alleged injuries. The courts have not yet been asked to decide the question of whether any of the claimed injuries could have been caused by use of the recalled devices. In 2024, the company and its insurance carriers reached an agreement on the basis of which the insurance carriers agreed to contribute EUR 540 million to cover product liability-related cash flows related to the Respironics recall. This amount was paid in full to the company in 2024. Securities claims On August 16, 2021, a securities class action complaint was filed against the company, its former CEO and its former CFO in the US District Court for the Eastern District of New York alleging violations of the Securities Exchange Act of 1934 causing damage to investors. On September 23, 2024, following amendments to the complaint, the court issued a decision dismissing all claims against the company’s former CFO and the former head of Philips Respironics but denying in part the motion to dismiss with respect to the company and its former CEO. The Court narrowed the class period and dismissed all claims based on statements made before 2018. The Court also dismissed all claims relating to certain categories of alleged misstatements. On October 28, 2024, the company and its former CEO moved for reconsideration of that portion of the decision denying their motion, and that motion was pending as of December 31, 2024. In the Netherlands, six different parties (including European Investors – VEB and Deminor Litigation Funding) representing both retail and institutional investors have approached the company, holding the company and its directors liable for alleged misstatements and failures to make timely disclosures in relation to the Respironics recall. As of December 31, 2024, one party has filed a civil complaint with the Amsterdam District Court. It is the company’s assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any. An adverse outcome of these cases could have a material impact on the company’s consolidated financial position, results of operations and cash flows. SEC investigation Following earlier requests for information from the US Securities and Exchange Commission (SEC), in March 2024, the company received a subpoena from the SEC relating to the Respironics Recall and compliance with relevant securities laws. The investigation is not an indication that the SEC or its staff have determined that any violations of law have occurred. The company is fully cooperating with the investigation.It is the company's assessment that it is possible but not probable that this investigation could lead to certain outflow of resources. The company is not able to reliably estimate the financial impact, if any. Other claims On October 12, 2021, SoClean, a company offering ozone-based cleaning products for sleep devices, filed a lawsuit in the US against the company and certain of its affiliates alleging that the defendants’ statements about the potential adverse effect ozone cleaning may have on the recalled devices has significantly damaged its business. Philips believes that the claim is without merit and will vigorously defend itself. In November 2023, the court ruled on one of the motions to dismiss filed by defendants and partially dismissed some of SoClean’s claims. On January 4, 2024, Philips and its affiliates filed their answer and counterclaims against SoClean and one of its affiliates. In Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 139

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

October 2024, the court partially dismissed some of the counterclaims. Philips and its affiliates are also pursuing claims against SoClean and one of its affiliates for contribution for personal injury settlement costs and/or personal injury liability incurred by the company or its affiliates. SoClean and its affiliate have sought to dismiss those claims, but the court has not yet reached a decision.

In addition, some of Philips Respironics' business partners, such as distributors and durable medical equipment providers, have filed or threatened to file claims alleging economic losses suffered as a consequence of the voluntary recall. Philips Respironics is engaging with certain of its business partners on the level of compensation they allege to be entitled to under Philips Respironics' replacement program of the recalled devices. As of December 31, 2024, most of these claims have been resolved.

It is the company's assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any. In the event of an adverse outcome, these matters could have a material impact on the company's consolidated financial position, results of operations and cash flows.

To date, other than for the economic loss, medical monitoring and personal injury settlements discussed above, no provisions have been recorded for the litigation and investigations in the US and Canada associated with the Respironics field action.

Other

In the second half of 2023, Electro Medical Systems S.A., a manufacturer of, among others, medical devices for dental prophylaxis, filed a lawsuit against the company alleging that the company materially breached its duties under a cooperation agreement entered into between the parties in 2016, claiming damages in excess of EUR 300 million, alleging loss of profit and lost increase in brand value. Philips disagrees with the allegations and has submitted its statement of defense in June 2024. The first Court hearing is expected to take place in the first half of 2025.

Miscellaneous

For details on other contractual obligations, please refer to liquidity risk in Details of treasury and other financial risks.

25 Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds between 20% and 50% equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

Philips Group
Related-party transactions in millions of EUR

	2022	2023	**2024**
Sales of goods and services	111	106	89
Purchases of goods and services	46	42	50
Receivables from related parties	55	18	25
Payables to related parties	2	2	2

The above table includes sales transactions between Philips and PMC of EUR 88 million in 2024 (2023: EUR 87 million; 2022: EUR 101 million), under which PMC has leased the equipment to the ultimate customer. In addition, as part of its S&RC operations in the US, Philips Medical Capital LLC funded durable medical equipment (DMEs) providers, through loans and leases. PMC-funded transactions these DMEs entered into with Philips amount to EUR 75 million in 2024 (2023: EUR 117 million; 2022: EUR 117 million). The associated costs of these funding transactions are borne by the ultimate customer and settled directly with Philips Medical Capital LLC. Philips Medical Capital LLC, a Pennsylvania limited liability company, is owned 60% by De Lage Landen Financial Services, Inc. (DLL) and 40% by Philips Electronics North America Corporation (Philips).

On August 14, 2023, it was announced that Exor N.V. acquired a 15% minority stake in Philips shares and entered into a relationship agreement with the company. Pursuant to the relationship agreement with the company, Exor N.V. proposed one member to the Supervisory Board, who was confirmed at the 2024 Annual General Meeting of Shareholders on May 7, 2024. From this date, Exor is considered a related party for reporting purposes. For remuneration details of Benoît Ribadeau-Dumas as the Exor nominee see Information on remuneration. Exor has agreed to maintain its shareholding of at least 15% up to 20% for three years from August 13, 2023. Philips did not have other reportable transactions with Exor during the period ended December 31, 2024.

In light of the composition of the Executive Committee, the company considers the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 Related Party Disclosures.

For remuneration details of the Executive Committee, the Board of Management and the Supervisory Board see Information on remuneration.

For Post-employment benefit plans see Post-employment benefits.

140

26 Share-based compensation Accounting policies Philips share-based compensation is an equity-settled plan made of restricted and performance shares. The restricted shares are subject to a three-year service condition and the performance shares include both market and non-market-based performance conditions, in addition to a three- year service condition. These shares are awarded to the Executive Committee and senior management. The grant date fair value of market-based performance shares is determined through a Monte Carlo valuation model. The grant date fair value of non-market-based performance shares and restricted shares is determined as the share price at the grant date as participants receive notional dividends throughout the vesting period. The costs of share-based compensation plans are revised for expected performance (non-market-based performance shares) and forfeiture and are spread evenly over the service period. Share-based compensation is recognized over the service period as personnel expense in the consolidated statement of income, with a corresponding increase to equity. Accounting estimates and judgments The use of a valuation model to determine market-based performance share fair value requires estimates for the expected volatility of the Philips share price and correlation among input variables. At each reporting date, Philips calculates the expected realization of the non-market-based performance targets and revises the expected share-based compensation expense. The cumulative effect is recorded in the consolidated statement of income with a corresponding adjustment in equity. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the company’s performance on a long- term basis, thereby increasing shareholder value. The company has the following plans: • performance shares: rights to receive common shares in the future based on performance and service conditions • restricted shares: rights to receive common shares in the future based on a service condition • options on its common shares Since 2013 the Board of Management and other members of the Executive Committee are only granted performance shares*. Performance shares as well as restricted shares can be granted to executives, certain selected employees and new employees. Prior to 2013, options were also granted. Under the terms of employee stock purchase plans established by the company in various countries, employees are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings. Share-based compensation costs were EUR 104 million (2023: EUR 97 million; 2022: EUR 104 million). This includes the employee stock purchase plan of EUR 8 million, which is not a share- based compensation that affects equity. In the Consolidated statements of changes in equity EUR 96 million is recognized in 2024 and represents the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeitures. USD-denominated performance shares, restricted shares and options are granted to employees in the US only. Performance shares The performance is measured over a three-year performance period. The performance shares have three performance conditions: relative Total Shareholders’ Return (TSR) compared to a peer group of 20 companies including Philips (20 companies including Philips (2023: 20 companies; 2022: 20 companies, 2021: 20companies); adjusted Earnings Per Share growth** (EPS); and a sustainability criterion. The criterion is based on three Sustainable Development Goals (SDG) as defined by the United Nations that are included in Philips’ strategy on sustainability (refer to Environment, Social and Governance). The performance conditions are weighted as follows: TSR 50%, EPS 40% and SDG 10% (applicable for 2021, 2022 and 2023 plans). As of 2024 the performance conditions are weighted as follows: TSR 40%, EPS 40% and SDG 20%. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the performance conditions provided that the grantee is still employed with the company. The amount recognized as an expense is adjusted for actual performance of adjusted EPS growth** and the actual realization of the SDGs, since these are non-market performance conditions. It is not adjusted for non-vesting or extra vesting of performance shares due to a relative TSR performance that differs from the performance anticipated at the grant date, since this is a market-based performance condition. The fair value of the performance shares is measured based on Monte Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends as well as the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2024 grants: • risk-free rate: 2.72% • expected share price volatility: 39% Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 141

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The assumptions were used for these calculations only and do not necessarily represent an indication of management's expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a 10-year period.

A summary of the status of the company's performance share plans as of December 31, 2024, and changes during the year are presented in the following table:

Philips Group
Performance shares

	2023		2024	
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
EUR-denominated				
Outstanding as of January 1	4,385,837	33.13	5,392,035	27.22
Granted	2,299,280	23.65	2,265,462	28.94
Notional dividends[1]	240,977	27.15	218,782	24.35
Vested/Issued	(154,987)	44.08	(169,524)	50.30
Forfeited	(489,295)	27.05	(451,052)	25.07
Adjusted quantity[2]	(889,777)	44.27	(788,865)	50.65
Outstanding as of December 31	**5,392,035**	**27.22**	**6,466,838**	**24.41**
USD-denominated				
Outstanding as of January 1	2,749,983	36.66	3,261,048	29.73
Granted	1,667,812	25.96	1,733,891	31.07
Notional dividends[1]	152,750	29.78	142,892	26.85
Vested/Issued	(121,760)	48.33	(80,151)	61.37
Forfeited	(596,846)	28.95	(489,195)	28.35
Adjusted quantity[2]	(590,890)	48.28	(377,857)	61.37
Outstanding as of December 31	**3,261,048**	**29.73**	**4,190,628**	**26.89**

1 Dividend declared in 2024 on outstanding shares.
2 Adjusted quantity includes the adjustments made to Performance shares outstanding due to updates on the actual TSR, EPS, and SDG.

As of December 31, 2024, a total of EUR 128 million of unrecognized compensation costs relate to non-vested performance shares (as of December 31, 2023 EUR 102 million; as of December 31, 2022 EUR 103 million). These costs are expected to be recognized over a weighted-average period of 2.0 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The company issues restricted shares that, in general, have a three-year cliff-vesting period provided that the grantee is still employed with the company.

A summary of the status of the company's restricted shares as of December 31, 2024, and changes during the year are presented in the following table:

Philips Group
Restricted shares

	2023		2024	
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
EUR-denominated				
Outstanding as of January 1	2,321,250	30.73	2,995,252	23.39
Granted	1,471,975	16.35	1,367,380	22.64
Notional dividends[1]	135,791	27.98	52,481	22.57
Vested/Issued	(595,796)	35.07	(627,855)	35.10
Forfeited	(337,968)	24.46	(263,352)	21.06
Outstanding as of December 31	**2,995,252**	**23.39**	**3,523,906**	**21.17**
USD-denominated				
Outstanding as of January 1	2,345,263	33.87	2,654,193	26.04
Granted	1,284,761	17.72	1,460,620	24.59
Notional dividends[1]	126,498	31.12	48,774	24.33
Vested/Issued	(679,430)	37.83	(582,404)	40.51
Forfeited	(422,899)	26.79	(253,953)	23.43
Outstanding as of December 31	**2,654,193**	**26.04**	**3,327,230**	**23.04**

1 Dividend declared in 2024 on outstanding shares.

As of December 31, 2024, a total of EUR 73 million of unrecognized compensation costs relate to non-vested restricted shares (as of December 31, 2023 EUR 63 million; as of December 31, 2022 EUR 72 million). These costs are expected to be recognized over a weighted-average period of 1.9 years.

Option plans

Retention option plan

In April 2023, the company granted non-recurring retention options that expire after 10 years. These options vest after two years, provided that the grantee is still employed with the company.

142

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The fair value of the options under this plan is measured based on Black-Scholes-Merton option pricing model. The expected life of the options is calculated as the average between vesting period (two years) and the total contractual life (10 years).

The following tables summarize information about the company's options as of December 31, 2024, and changes during the year:

Philips Group
Options on EUR-denominated listed share

	Options	Weighted average exercise price
Outstanding as of January 1, 2024	3,660,000	22.16
Exercised	(3,793)	22.16
Forfeited	(259,668)	22.16
Outstanding as of December 31, 2024	**3,396,539**	**22.16**

The total intrinsic value of EUR-denominated options exercised during 2024 was EUR 15,475. Cash received during 2024 from exercises under the company's options plans amounted to EUR 84,053. As of December 31, 2024, there were 39,983 options exercisable with a weighted average remaining contractual term of 0.4 years and total intrinsic value of EUR 89,562.
The weighted average remaining contractual term for options outstanding as of December 31, 2024, was 8.1 years.

Philips Group
Options on USD-denominated listed share

	Options	Weighted average exercise price
Outstanding as of January 1, 2024	1,929,000	24.42
Forfeited	(291,236)	24.42
Outstanding as of December 31, 2024	**1,637,764**	**24.42**

There were no exercisable USD-denominated options as of December 31, 2024. The weighted average remaining contractual term for options outstanding as of December 31, 2024, was 8.0 years.

As of December 31, 2024, a total of EUR 2 million of unrecognized compensation costs relate to outstanding options. These costs are expected to be recognized over a weighted-average period of 0.3 years.

Philips Group
Outstanding options in millions of EUR unless otherwise stated

	Number of options	Intrinsic value	Weighted average remaining contractual term in years
EUR-denominated			
20-25	3,396,539	8	8.1
Outstanding options	**3,396,539**	**8**	**8.1**
USD-denominated			
20-25	1,637,764	1	8.0
Outstanding options	**1,637,764**	**1**	**8.0**

* Executive Committee members can receive restricted share rights as a sign-on LTI awards upon hiring.
** The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity.

27 Information on remuneration

Remuneration of the Executive Committee

In 2024, the total remuneration costs relating to the Executive Committee (consisting of 15 members throughout the year, including the members of the Board of Management) amounted to EUR 32.0 million (2023: EUR 32.8 million; 2022: EUR 25.6 million) and consisted of the elements in the following table.

Philips Group
Remuneration costs of the Executive Committee[1] in EUR

	2022	2023	2024
Base salary/Base compensation	9,528,279	8,729,458	9,362,765
Annual incentive[2]	208,370	11,405,130	5,292,388
Performance shares[3]	11,242,581	7,272,815	12,673,614
Stock options		13,358	90,503
Restricted share rights[3]	1,191,529	1,907,511	999,374
Pension allowances[4]	1,949,204	1,346,937	1,197,695
Pension scheme costs	288,179	260,554	269,092
Other compensation[5]	1,216,163	1,900,224	2,136,668
Total	**25,624,305**	**32,835,987**	**32,022,099**

1 The Executive Committee consisted of 13 members as per December 31, 2024 (2023: 13 members; 2022: 13 members)
2 The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.
3 Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date
4 Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement
5 The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

143

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Remuneration of the Board of Management

In 2024, the total remuneration costs relating to the members of the Board of Management amounted to EUR 10.3 million (2023: EUR 9.9 million; 2022: EUR 8.5 million). See the following table.

Philips Group
Remuneration costs of individual members of the Board of Management in EUR

	Base compensation/ salary	Annual incentive[1]	Performance shares[2]	Restricted share rights[2]	Pension allowances	Pension scheme costs	Other compensation[3]	Total costs
2024								
R. Jakobs	1,237,500	927,750	1,692,087		274,925	32,218	83,870	4,248,350
C. Hanneman[4]	175,545	98,372	104,606		35,247	7,775	23,089	444,633
A. Bhattacharya	622,500	351,934	1,424,219		129,788	25,478	963,596	3,517,514
M.J. van Ginneken	652,500	422,374	740,101		128,675	32,218	74,227	2,050,095
	2,688,045	**1,800,429**	**3,961,013**		**568,635**	**97,689**	**1,144,781**	**10,260,593**
2023								
R. Jakobs	1,200,000	2,004,480	968,922		267,798	31,891	109,256	4,582,347
A. Bhattacharya	810,000	1,075,939	793,429		197,133	31,891	94,516	3,002,907
M.J. van Ginneken	630,000	846,922	614,840		125,298	31,891	53,446	2,302,397
	2,640,000	**3,927,341**	**2,377,191**		**590,228**	**95,673**	**257,218**	**9,887,650**
2022								
R. Jakobs[5]	256,438		112,737		57,973	6,012	11,507	444,667
F.A. van Houten[5]	1,041,849	208,370	2,930,068		444,051	22,121	42,533	4,688,992
A. Bhattacharya	806,250		763,140		237,250	28,133	61,308	1,896,081
M.J. van Ginneken	626,250		585,490		141,622	28,133	35,343	1,416,837
	2,730,788	**208,370**	**4,391,434**		**880,896**	**84,398**	**150,691**	**8,446,577**

1 The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.
2 Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date
3 The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.
4 As per October 1, 2024, Charlotte Hanneman was appointed as CFO of the company. This table includes actual costs incurred as of this date and until the end of the year.
5 As per October 15, 2022, Roy Jakobs was appointed as CEO of the company. The table includes actual costs incurred in respect of the remuneration received by Mr Van Houten and Mr Jakobs, respectively, as CEO.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows:

144

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	Age as of December 31, 2024	Accumulated annual pension as of December 31, 2024	Total pension related costs
R. Jakobs	50	60,886	307,143
C. Hanneman	46	1,298	100,072
M.J. van Ginneken	51	58,167	160,894
Pension costs			**568,109**

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2024, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1.7 million (2023: EUR 1.5 million; 2022: EUR 1.5 million). Former members received no remuneration.

The members of the Supervisory Board do not receive any share-based remuneration. Therefore, as of December 31, 2024, the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration:

Philips Group
Remuneration of the Supervisory Board in EUR

	Membership	Committees	Other compensation[1]	**Total**
2024				
F. Sijbesma	166,500	37,500	28,945	232,945
P.A.M. Stoffels	123,500	37,500	13,269	174,269
S.K. Chua	107,500	19,250	26,107	152,857
M.E. Doherty	107,500	29,000	20,289	156,789
A.M. Harrison	107,500	15,000	7,769	130,269
P. Löscher	107,500	34,250	18,769	160,519
I. Nooyi	107,500	15,000	20,154	142,654
S. Poonen	107,500	16,771	19,267	143,538
D.E.I. Pyott	107,500	28,750	18,769	155,019
B. Ribadeau-Dumas	70,390	9,822	17,986	98,198
H. Verhagen	107,500	26,229	16,267	149,996
	1,220,390	**269,072**	**207,592**	**1,697,054**
2023				
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	22,269	172,269
S.K. Chua	100,000	18,000	22,269	140,269
M.E. Doherty	100,000	27,000	27,269	154,269
A.M. Harrison	100,000	14,000	19,769	133,769
P. Löscher	100,000	32,000	17,269	149,269
I. Nooyi	100,000	14,000	17,269	131,269
S. Poonen	100,000	18,000	19,769	137,769
D.E.I. Pyott	100,000	35,000	19,769	154,769
H. Verhagen	100,000	14,000	7,269	121,269
	1,070,000	**242,000**	**189,266**	**1,501,266**
2022				
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	27,269	177,269
S.K. Chua	100,000	18,000	22,269	140,269
N. Dhawan	35,616	6,411	5,808	47,836
M.E. Doherty	100,000	27,000	24,769	151,769
A.M. Harrison	100,000	14,000	12,269	126,269
P. Löscher	100,000	32,000	24,769	156,769
I. Nooyi	100,000	14,000	17,269	131,269
S. Poonen	100,000	18,000	17,269	135,269
D.E.I. Pyott	100,000	35,000	17,269	152,269
H. Verhagen	100,000	14,000	7,269	121,269
	1,105,616	**248,411**	**192,574**	**1,546,602**

[1] The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the Philips product arrangement and the annual fixed net expense allowance.

145

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Supervisory Board members' and Board of Management members' interests in Philips shares

Members of the Supervisory Board and of the Board of Management are prohibited from writing call and put options or similar derivatives of Philips securities.

Philips Group
Shares held by Board members[1 2] in number of shares

	December 31, 2023	December 31, 2024
R. Jakobs	126,809	134,298
M.J. van Ginneken	129,447	137,753
P. Stoffels	17,759	18,366
S. Poonen	3,133	3,240
I. Nooyi	3,238	3,348
D. Pyott	19,848	20,526
S.K. Chua	2,089	2,160
F. Sijbesma	25,000	25,854
M. Harrison	1,567	1,620
P. Löscher	21,658	22,398

1 Reference date for board membership is December 31, 2024
2 The total shares held by the members of the Board of Management is less than 1% of the company's issued share capital.

28 Fair value of financial assets and liabilities

Accounting policies

Fair value hierarchy

For financial reporting purposes, financial instruments are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are as follows:

- Level 1 – inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the company can access at the measurement date.
- Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
- Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the change has occurred.

Offsetting and master netting agreements

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when, and only when, the company currently has a legally enforceable right to set-off the amounts and the group intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Accounting estimates and judgments

Determining the fair value of financial instruments requires the use of estimates according to the method applied for each type of financial asset of liability. The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are composed primarily of listed equity investments classified as financial assets carried at fair value through profit or loss or carried at fair value through other comprehensive income (OCI). The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2. The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates. The valuation of convertible bond instruments uses observable market quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

The fair value of debt is estimated on the basis of the quoted market prices for certain issuances, or on the basis of discounted cash flow analysis using market rates plus Philips' spread for the particular tenors of the borrowing arrangement. Accrued interest is not included within the carrying amount or estimated fair value of debt.

146

Level 3 If one or more of the significant inputs are not based on observable market data, such as third- party pricing information without adjustments, the instrument is included in level 3. The fair value of contingent consideration is dependent on the terms of the respective acquisition agreement that may require Philips to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of the contingent consideration provision is generally determined using a probability-weighted and a risk-adjusted approach to estimate the achievement of future regulatory and commercial milestones, respectively. The discount rates used in the risk adjusted approach reflect the inherent risk related to achieving the commercial milestones. Both regulatory and commercial milestones are discounted for the time value of money at risk-free rates. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 147

Contents | 1 Our Management | 2 Strategy | 3 Financial performance | 4 Environmental, Social and Governance | 5 Supervisory Board | 6 Group financial statements | 7 Company financial statements | 8 Sustainability statement | 9 Further information

Philips Group
Fair value of financial assets and liabilities in millions of EUR

	2023		2024				
	Carrying amount	Estimated fair value[1]	Carrying amount	Estimated fair value[1]	Level 1	Level 2	Level 3
December 31							
Financial assets							
Carried at fair value:							
Debt instruments	226	226	231	231			231
Equity instruments	2	2	3	3			2
Other financial assets	56	56	54	54		53	-
Financial assets carried at FVTP&L	**284**	**284**	**288**	**288**		**53**	**234**
Debt instruments	27	27	21	21		20	
Equity instruments	231	231	222	222	4		218
Current financial assets	3	3	2	2			2
Receivables - current	32	32					
Receivables - non-current							
Financial assets carried at FVTOCI	**293**	**293**	**244**	**244**	**4**	**20**	**220**
Derivative financial instruments	48	48	77	77		72	6
Financial assets carried at fair value	**624**	**624**	**609**	**609**	**4**	**146**	**460**
Carried at (amortized) cost:							
Cash and cash equivalents	1,869		2,401				
Loans and receivables:							
Current loans receivables	-		-				
Other non-current loans and receivables	77		102				
Receivables - current	3,701		3,672				
Receivables - non-current	193		208				
Financial assets carried at (amortized) cost	**5,840**		**6,382**				
Total financial assets	**6,465**		**6,992**				
Financial liabilities							
Carried at fair value:							
Contingent consideration	(115)	(115)	(113)	(113)			(113)
Financial liabilities carried at FVTP&L	**(115)**	**(115)**	**(113)**	**(113)**			**(113)**
Derivative financial instruments	(43)	(43)	(63)	(63)		(63)	
Financial liabilities carried at fair value	**(158)**	**(158)**	**(176)**	**(176)**		**(63)**	**(113)**
Carried at (amortized) cost:							
Accounts payable	(1,917)		(1,830)				
Interest accrual	(76)		(83)				
Debt (Corporate bonds and leases)	(6,969)	(6,798)	(7,397)	(7,363)	(6,290)	(1,073)	
Debt (excluding corporate bonds and leases)	(721)		(241)				
Financial liabilities carried at (amortized) cost	**(9,682)**		**(9,551)**				
Total financial liabilities	**(9,840)**		**(9,728)**				

1 For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value because of the nature of these instruments (including maturity and interest conditions) and therefore fair value information is not included in the table above.

148

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The following table shows the reconciliation from the beginning balance to the end balance for Level 3 fair value measurements.

Philips Group
Reconciliation of Level 3 fair value measurements in millions of EUR

	2023		2024	
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance as of January 1	549	113	503	115
Acquisitions		6		
Purchase	85		86	
Sales	(56)		(48)	
Utilizations		(20)		(9)
Recognized in profit and loss:				
other business income		16		2
financial income and expenses[1]	(43)	1	(23)	3
Recognized in other comprehensive income[2]	(40)	(2)	(8)	3
Receivables held to collect and sell	6		(32)	
Reclassification		1	(18)	-
Balance as of December 31	**503**	**115**	**460**	**113**

1 Refer to Financial income and expenses for details.
2 Includes translation differences

Offsetting and master netting agreements

Transactions in derivatives are subject to master netting and set-off agreements. In the case of certain termination events, under the terms of the master agreement, Philips can terminate the outstanding transactions and aggregate their positive and negative values to arrive at a single net termination sum (or close-out amount). This contractual right is subject to the following:

- The right may be limited by local law if the counterparty is subject to bankruptcy proceedings.
- The right applies on a bilateral basis.

Philips Group
Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR

	2023	2024
Derivatives		
Gross amounts of recognized financial assets	48	72
Gross amounts of recognized financial liabilities offset in the balance sheet		
Net amounts of financial assets presented in the balance sheet	**48**	**72**
Related amounts not offset in the balance sheet		
Financial instruments	(34)	(45)
Net amount	**13**	**27**

Philips Group
Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR

	2023	2024
Derivatives		
Gross amounts of recognized financial liabilities	(43)	(63)
Gross amounts of recognized financial assets offset in the balance sheet		
Net amounts of financial liabilities presented in the balance sheet	**(43)**	**(63)**
Related amounts not offset in the balance sheet		
Financial instruments	34	45
Net amount	**(9)**	**(18)**

149

29 Details of treasury and other financial risks Accounting policies Derivative financial instruments, including hedge accounting The company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, interest rate and commodity price risks. All derivative financial instruments are accounted for at the trade date and classified as current or non-current assets or liabilities based on the maturity date or the early termination date. The company measures all derivative financial instruments at fair value that is derived from the market prices of the instruments, calculated on the basis of the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or derived from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Consolidated statements of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (OCI) until the Consolidated statements of income are affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the Consolidated statements of income Changes in the fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts are deferred in the cash flow hedges reserve within equity. The deferred amounts are recognized in the Consolidated statements of income against the related hedged transaction when it occurs. The company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the company discontinues hedge accounting prospectively. When hedge accounting is discontinued because a forecasted transaction is expected not to occur, the company continues to carry the derivative on the Consolidated balance sheets at its fair value, and gains and losses that were accumulated in OCI are recognized immediately in the same line item as they relate to in the Consolidated statements of income. Foreign currency differences arising upon retranslation of financial instruments designated as a hedge of a net investment in a foreign operation are recognized directly in the currency translation differences reserve through OCI, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the Consolidated statements of income. Accounting estimates and judgments Financial assets are subject to impairment assessment, which involves estimating expected credit losses. Refer to Other financial assets for accounting policies on impairment of financial assets. Philips is exposed to several types of financial risks which are further analyzed below. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in Fair value of financial assets and liabilities. Liquidity risk Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Liquidity risk for the group is monitored through the Treasury liquidity committee, which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position on both short and longer term basis. Philips invests surplus cash in short-term deposits with appropriate maturities and money market funds to ensure sufficient liquidity is available to meet liabilities when due and in money market funds. The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. As of December 31, 2024 Philips had EUR 2,401 million in cash and cash equivalents (2023: EUR 1,869 million), which includes short- term deposits of EUR 1,946 million (2023: EUR 1,399 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs. Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group. Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes. As of December 31, 2024, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and have no credit-rating-related acceleration possibilities. Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2024, Philips issued EUR 700 million fixed rate notes due 2032 under the EMTN program for general corporate purposes, including the repayment of the 2025 EUR Bonds and floating rate debt. As of December 31, 2024, Philips has Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 150

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

EUR 3.7 billion (2023: EUR 3.3 billion) fixed rates notes outstanding under the EMTN program. For a description of Philips' credit facilities, refer to Debt.

In addition to cash and cash equivalents, as of December 31, 2024, Philips also held EUR 4 million (2023: EUR 14 million) of listed (level 1) equity investments at fair value (classified as other non-current financial assets).

The following table presents a summary of the Group's fixed contractual cash obligations and commitments as of December 31, 2024. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, and contractual provisions, as well as changes in business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group
Contractual cash obligations[1 2] in millions of EUR

		Payments due by period			
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	7,168		2,006	1,338	3,824
Short-term debt	525	525			
Interest on debt	1,792	197	368	325	902
Derivative liabilities	72	64	8		
Purchase obligations[3]	1,161	300	307	210	344
Trade and other payables	1,830	1,830			
Contractual cash obligations	**12,548**	**2,916**	**2,689**	**1,873**	**5,070**

1 Amounts in this table are undiscounted
2 This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.
3 Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 130 million (2023: EUR 153 million). As of December 31, 2024, capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs for certain US Dollar, Euro and Swedish Krona third parties which provide participating suppliers the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of those arrangements. As of December 31, 2024, approximately EUR 97 million (2023: EUR 114 million) of the Philips account payable were transferred under these arrangements.

Philips Group
Carrying amount of financial liabilities[1] in millions of EUR

	2024
Presented in accounts payables:	97
- of which suppliers have received payment from finance provider	85

Philips Group
Range of payment due dates

	2024
Liabilities that are part of the arrangements	30 -135 days
Comparable trade payables that are not part of the arrangements	0 -135 days

1 There were no material business combinations or foreign exchange differences during the year.

With respect to the Respironics field action, please refer to Contingencies. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Currency risk

Currency risk is the risk that reported financial performance or the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Philips operates in many countries and currencies and therefore currency fluctuations may impact Philips' financial results. Philips is exposed to currency risk in the following areas:

- transaction exposures, related to anticipated sales and purchases and on-balance-sheet receivables/payables resulting from such transactions
- translation exposure of foreign-currency intercompany and external debt and deposits
- translation exposure of net income in foreign entities
- translation exposure of foreign-currency-denominated equity invested in consolidated companies
- translation exposure to equity interests in non-functional-currency investments in associates and other non-current financial assets

It is Philips' policy to reduce the potential year-on-year volatility caused by foreign-currency movements on its net earnings by hedging the anticipated net exposure of foreign currencies resulting from foreign-currency sales and purchases. In general, net anticipated exposures for the Group are hedged during a period of 15 months in layers of 20% up to a maximum hedge of 80%. Philips' policy requires significant committed foreign currency exposures to be fully hedged, generally using forwards. However, not every foreign currency can or shall be hedged as there may be regulatory barriers or prohibitive hedging cost preventing Philips from effectively and/or efficiently hedging its currency exposures. As a result, hedging activities cannot and will not eliminate all currency risks for anticipated and committed transaction exposures.

151

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips' most significant currency exposures consolidated as of December 31, 2024:

Philips Group
Estimated transaction exposure and related hedges in millions of EUR

	Sales/Receivables		Purchases/Payable	
	Exposure	Hedges	Exposure	Hedges
Balance as of December 31, 2024				
Exposure currency				
USD	2,071	(1,669)	(1,163)	1,049
JPY	527	(300)	(7)	7
GBP	259	(161)	(15)	14
CNY	442	(312)	(209)	209
PLN	95	(62)	(1)	1
CAD	236	(134)		
AUD	177	(104)		
CHF	144	(85)		
KRW	126	(83)		
ILS	12	(8)	(204)	121
EUR	160	(158)	(121)	121
Others	169	(113)	(23)	23
Total 2024	**4,420**	**(3,188)**	**(1,743)**	**1,543**
Total 2023	**4,287**	**(3,185)**	**(1,346)**	**1,173**

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2024, a gain of EUR 1 million was deferred in equity as a result of these hedges (2023: EUR 6 million gain). The result deferred in equity will be released to earnings mostly during 2025 at the time when the related hedged transactions affect the income statement. During 2024, nil (2023 nil) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. During 2024, a gain of EUR 29 million (2023 EUR 19 million gain) included in the cash flow hedges reserve in equity pertaining to changes in fair value of foreign exchange forward and option contracts was released to income statement.

The total net fair value of hedges related to transaction exposure as of December 31, 2024, was an unrealized loss of EUR 2 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR 122 million. The following table contains an overview of the instantaneous 10% increase in the value of EUR against major currencies.

Philips Group
Estimated impact of 10% increase of value of the EUR on the fair value of hedges in millions of EUR

	2023	**2024**
USD	64	63
JPY	15	13
GBP	16	13
CHF	5	7
PLN	1	1
RUB	-	1

The EUR 122 million increase includes a gain of EUR 34 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 88 million would be recognized in equity to the extent that the cash flow hedges were effective.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the company enters into such arrangements, the financing is generally provided in the functional currency of the subsidiary entity. The currency of the company's external funding and liquid assets is matched with the required financing of subsidiaries, either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives, including cross currency interest rate swaps and foreign exchange forward contracts. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this exposure are recognized within financial income and expenses in the statements of income. When such loans would be considered part of the net investment in the subsidiary, net investment hedging would be applied.

Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of positive EUR 768 million mainly relates to the development of the USD versus the EUR. As of December 31, 2024, a weakening of USD by 10% versus the EUR would result in a decrease in the currency translation reserve in equity of approximately EUR 1,275 million, while a strengthening of USD by 10% versus the EUR would result in an increase in the currency translation reserve in equity of approximately EUR 1,558 million. Refer to the country risk paragraph for countries with significant foreign currency denominated equity invested.

152

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

As of December 31, 2024, external bond funding for a nominal value of USD 1,466 million (liability at book value: EUR 1,408 million) was designated as a net investment hedge of financing investments in foreign operations for an equal amount. During 2024, no ineffectiveness was recognized in the income statement on net investment hedges arising from counterparty and own credit risk.

As of December 31, 2024, an instantaneous 10% increase in the value of the EUR against all currencies would lead to an decrease of EUR 106 million in the value of the derivatives, including a EUR 50 million decrease related to the USD.

As of December 31, 2023, external bond funding for a nominal value of USD 1,474 million (liability at book value: EUR 1,325 million) were designated as a net investment hedge of financing investments in foreign operations for an equal amount. During 2023 a total loss of EUR 2 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

As of December 31, 2023, an instantaneous 10% increase in the value of the EUR against all currencies would lead to an decrease of EUR 52 million in the value of the derivatives, including a EUR 11 million increase related to the USD.

Generally Philips does not hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and other non-current financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2024, Philips had outstanding debt of EUR 7,639 million (2023: EUR 7,689 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. As of December 31, 2024, Philips held EUR 2,401 million in cash and cash equivalents (2023: EUR 1,869 million), and had total long-term debt of EUR 7,113 million (2023: EUR 7,035 million) and total short-term debt of EUR 526 million (2023: EUR 654 million). As of December 31, 2024, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 93% compared to 89% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 5.9 years with maturities up to 2042.

The following table provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.

Philips Group
Interest rate sensitivity in millions of EUR

	2023	**2024**
Impact 1% interest rate increase on fair value of fixed-rate long-term debt[1 2]	(283)	(304)
Impact 1% interest rate decrease on fair value of fixed-rate long-term debt[1 2]	284	304
Impact 1% interest rate increase on annualized net interest expense[3]	15	23

1 The sensitivity analysis conducted shows that if long-term interest rates were to increase/decrease instantaneously by 1% from their level of December 31, 2024, with all other variables (including foreign exchange rates) held constant.
2 Fixed-rate long-term debt is excluding forward contracts.
3 The impact is based on the outstanding net floating-rate position as of December 31, 2024.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 4 million as of December 31, 2024 (2023: EUR 14 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 220 million, mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2024 Philips had financial commodity derivatives outstanding to the value of EUR 6 million (2023: nil).

Credit risk

Credit risk represents the loss that would be recognized at the reporting date, if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables and contract assets. To have better insights into the credit exposures, Philips performs ongoing evaluations of the financial and non-financial condition of its customers and adjusts credit limits when appropriate. In instances where the creditworthiness of a customer is determined not to be sufficient to grant the credit limit required, there are a number of mitigation tools that can be utilized to close the gap, including reducing payment terms, cash on delivery, pre-payments and pledges on assets.

Philips invests available cash and cash equivalents with various financial institutions and is exposed to credit risk with these counterparties. Philips is also exposed to credit risks in the event of non-

153

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information performance by financial institutions with respect to financial derivative instruments. Philips actively manages concentration risk and on a daily basis measures the potential loss under certain stress scenarios, should a financial institution default. These worst-case scenario losses are monitored and limited by the company.

The company does not enter into any financial derivative instruments to protect against default by financial institutions. However, where possible the company requires all financial institutions with which it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating. Philips also regularly monitors the development of the credit risk of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions.

The following table shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2024.

Philips Group
Credit risk with number of counterparties for deposits above EUR 10 million

	10-100 million	100-500 million	500 million and above
AAA rated bank counterparties		2	
AA- rated bank counterparties	1		
A+ rated bank counterparties	1	4	
A rated bank counterparties	2	2	
A- rated bank counterparties	2	2	
Total	**6**	**10**	

For an overview of the overall maximum credit exposure related to debt instruments, derivatives and loans and receivables, refer to Fair value of financial assets and liabilities.

Country risk
Country risk is the risk that political, legal, or economic developments in a single country could adversely impact performance. The country risk per country is defined as the sum of the equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.

As of December 31, 2024, the company had country risk exposure of EUR 13.6 billion in the United States, EUR 2.3 billion in the Netherlands, EUR 872 million in China (including Hong Kong). Other countries higher than EUR 500 million are United Kingdom EUR 787 million, Japan EUR 635 million and Germany EUR 625 million. Other countries with significant exposure are: Israel EUR 301 million, Singapore EUR 221 million, and India EUR 226 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

The impact of hyperinflation is also routinely assessed and was not material for the periods presented.

Other insurable risks
Philips is insured for a broad range of losses by global insurance policies in the areas of property damage/business interruption, general and product liability, transport, directors' and officers' liability, employment practice liability, crime and cybersecurity. The counterparty risk related to the insurance companies participating in the above-mentioned global insurance policies is actively managed. As a rule, Philips only selects insurance companies with a financial strength of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

To lower exposures and to avoid potential losses, Philips has a global Risk Engineering program in place. The main focus of this program is on property damage and business interruption risks including company interdependencies. Regular on-site assessments take place at Philips locations and business-critical suppliers by risk engineers of the insurer in order to provide an accurate assessment of the potential loss and its impact. The results of these assessments are shared across the company's stakeholders. On-site assessments are carried out against the predefined Risk Engineering standards, which are agreed between Philips and the insurers. Recommendations are made in a Risk Improvement report and are monitored centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented.

For all policies, deductibles are in place, which vary from EUR 0 million to EUR 10 million per occurrence, and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2024 retained EUR 25 million per claim and EUR 50 million in the annual aggregate for general, product, professional liability, and marine cargo claims and EUR 15 million aggregate for cyber.

New contracts were signed effective December 31, 2024, for the coming year, whereby the re-insurance captive retention remained the same.

30 Subsequent events

On January 28, 2025, Philips announced that it has signed an agreement to sell its Emergency Care Business Unit, which is part of the Connected Care segment, to Bridgefield Capital. The transaction is subject to the satisfaction of certain closing conditions and receipt of regulatory approval, and is expected to be completed in the second half of 2025.

154

7 Company financial statements 7.1 Statements of income 156 7.2 Balance sheets before appropriation of results 157 7.3 Statements of changes in equity 158 7.4 Notes to the Company financial statements  159 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 155

7.1 Statements of income Koninklijke Philips N.V. Statements of income in millions of EUR1 for the year ended December 31, 2023 2024 Sales B 432 465 Cost of sales (19) (10) Gross margin 413 455 Selling expenses (11) (19) General and administrative expenses (25) (41) Other business income C 116 92 Income from operations D 493 488 Financial income E 166 207 Financial expenses E (368) (419) Results relating to investments in associates I (87) (32) Income before taxes 203 243 Income tax (expense) benefit F (66) 52 Income after tax 137 295 Net income from group companies (603) (997) Net income (466) (702) Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 156 Amounts may not add up due to rounding.1

7.2 Balance sheets before appropriation of results Koninklijke Philips N.V. Balance sheets in millions of EUR2 as of December 31, Non-current assets Property, plant and equipment 1 1 Intangible assets H 101 120 Financial fixed assets I 20,759 21,628 Non-current receivables 25 33 Deferred tax assets 502 454 Other non-current financial assets J 213 173 Other non-current assets 14 23 Total non-current assets 21,615 22,431 Current assets Current financial assets J 3 2 Receivables K 2,239 1,579 Cash and cash equivalents L 1,605 2,173 Total current assets 3,847 3,754 Total assets 25,462 26,185 2023 2024 Shareholders’ equity M Common shares 183 188 Capital in excess of par value 5,827 6,654 Revaluation reserves (384) (89) Other legal reserves 2,252 3,066 Other reserves 4,615 2,888 Net income (466) (702) Total shareholders’ equity 12,028 12,006 Non-current liabilities Long-term debt N 6,170 6,259 Long-term provisions 7 Deferred tax liabilities 13 15 Non-current tax liabilities 243 19 Other non-current liabilities 70 62 Total non-current liabilities 6,504 6,354 Current liabilities Short-term debt N 6,738 7,561 Other current liabilities O 191 264 Total current liabilities 6,929 7,825 Total liabilities and shareholders’ equity 25,462 26,185 2023 2024 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 157 Amounts may not add up due to rounding.2

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

7.3 Statements of changes in equity

Koninklijke Philips N.V.
Statements of changes in equity in millions of EUR
for the year ended December 31,

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Affiliated companies	Retained earnings	Treasury shares	Net income	Shareholders ' equity
			Revaluation reserves		Other legal reserves		Other reserves			
Balance as of December 31, 2022	**178**	**5,025**	**(376)**	**(2)**	**1,866**	**1,010**	**7,431**	**(275)**	**(1,608)**	**13,249**
Appropriation of prior year result							(1,608)		1,608	
Net income									(466)	(466)
Net current period change			(20)	29	(578)	(20)	(6)			(595)
Income tax on net current period change			3	(2)	-		3			5
Reclassification into income				(19)	(26)					(45)
Dividend distributed	8	741					(816)			(68)
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			4				(4)			-
Purchase of treasury shares							-			-
Re-issuance of treasury shares		(29)					(24)	54		-
Forward contracts							465	(608)		(143)
Share call options							-			-
Cancellation of treasury shares	(3)						(563)	566		
Share-based compensation plans		88								88
Income tax on share-based compensation plans		2								2
Balance as of December 31, 2023	**183**	**5,827**	**(390)**	**6**	**1,263**	**990**	**4,878**	**(262)**	**(466)**	**12,028**
Appropriation of prior year result							(466)		466	
Net income									(702)	(702)
Net current period change			(21)	21	766	62	(80)			749
Income tax on net current period change			9	3	(8)		12			17
Reclassification into income				(29)	(7)					(36)
Dividend distributed	6	762					(799)			(31)
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			311		-		(313)			(2)
Purchase of treasury shares							-	(60)		(60)
Re-issuance of treasury shares		(36)					(18)	54		-
Forward contracts							251	(310)		(59)
Cancellation of treasury shares	(1)						(166)	167		
Share-based compensation plans		96								96
Income tax on share-based compensation plans		5								5
Balance as of December 31, 2024	**188**	**6,654**	**(90)**	**1**	**2,014**	**1,052**	**3,299**	**(411)**	**(702)**	**12,006**

Amounts may not add up due to rounding.

158

7.4 Notes to the Company financial statements  A General information to the Company financial statements Accounting policies applied The financial statements including the notes thereon have been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. In accordance with Section 2:362 (8) of the Dutch Civil Code, the recognition and measurement principles applied in these company financial statements are the same as those applied in the consolidated financial statements (refer to General information to the Consolidated financial statements and the accounting policies relating to specific financial statement items included in the respective notes to the consolidated financial statements). Presentation of Company financial statements The structure of the Company balance sheets and Company statements of income are aligned as much as possible with the Consolidated statements in order to achieve optimal transparency between the Group financial statements and the Company financial statements. The Company balance sheet is presented prior to the appropriation of results. B Sales Sales relate to external sales and mainly comprise of license income from intellectual property rights owned by the company. C Other business income (expense) Koninklijke Philips N.V. Other Business Income in millions of EUR 2023 2024 Other business income (expense) from sold and deconsolidated businesses 4 6 Other 112 86 Other business income 116 92 Other business income (expense) includes the results from various sold and deconsolidated businesses. The line Other mainly includes income and expense from transactions with group companies regarding overhead services and from brand license agreements. D Sales and costs by nature Koninklijke Philips N.V. Sales and costs by nature in millions of EUR 2023 2024 Sales 432 465 Costs of materials used (3) 13 Employee benefit expenses (15) (30) Depreciation and amortization (10) (14) Advertising and promotion (3) (3) Other operational costs (25) (34) Other business income 116 92 Income from operations 493 488 The line Costs of materials used includes foreign exchange results. For more information about Other business income, refer to Other business income (expense) and Discontinued operations and assets classified as held for sale.  For a summary of the audit fees related to the Philips Group, refer to the Group financial statements which is deemed incorporated and repeated herein by reference. E Financial income and expense Financial income mainly relates to intercompany financing transactions of EUR 33 million (2023: EUR 32 million) and interest income from third parties of EUR 57 million (2023: EUR 26 million). Interest income from third parties increased mainly due to increase in free cash available. Financial expense mainly relates to interest paid on external debt of EUR 217 million (2023: EUR 207 million) and interest expense from intercompany financing transactions of EUR 58 million (2023: EUR 13 million). Increase in interest expense from intercompany financing transactions mainly comes from an increase in interest expense on in-house bank balance, due to capital injections made to group companies. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 159

F Income taxes Koninklijke Philips N.V. is the lead legal entity of the fiscal unity that exists for Dutch corporate income tax purposes and reports the income tax expense and deferred tax assets and liabilities of the fiscal unity. The components of income before taxes and income tax expense are as follows: Koninklijke Philips N.V. Income tax expense in millions of EUR 2024 Income before taxes 243 Investments in associates, net of income taxes (32) Income before taxes excluding Investment in associates 276 Current tax (expense) benefit 96 Deferred tax (expense) benefit (44) Income tax (expense) benefit 52 Discontinued operations tax benefit excluded (140) Income tax (expense) benefit of continuing operations (89) Discontinued operations is a tax benefit relating to tax audit settlements of prior years. The effective tax rate in 2024 is higher than the Dutch statutory tax rate of 25.8% mainly due to non-deductible expenses and the increase in Others which mainly represents the effect of the inclusion of income of other legal entities that are part of the fiscal unity contributing to the fiscal unity income tax expense, partly offset by recurring tax incentives. Koninklijke Philips N.V. Effective income tax rate in % 2024 Weighted average statutory income tax rate 25.8 Unrecognized tax loss and credit carryforwards — Changes to recognition of temporary differences — Non-taxable income and tax incentives (16.6) Non-deductible expenses 8.8 Withholding and other taxes (1.4) Tax rate changes — Prior year tax 5.1 Tax expenses (benefit) due to other tax liabilities (6.6) Others, net 16.9 Effective income tax rate 32.0 As of December 31, 2024, tax credit carry forwards for which no deferred tax assets have been recognized in the balance sheet amount to nil (2023: nil). Consistent with the IAS 12 amendment regarding Pillar Two taxation as issued by the IASB and adopted by the EU, Philips does not recognize and disclose deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The estimated current tax expense related to Pillar Two is EUR 1 million, resulting in an increase of ETR by 0.4% in the company financial statements. This amount has been accounted for within the income taxes of the reporting period. Refer to section Global minimum tax (Pillar Two) in Income taxes. G Employees The number of persons having a contract with the company as of December 31, 2024 was 8 (2023: 9): • 3 of them had a services contract; • 5 of them had a contract of employment. They were all posted in the Netherlands. For the remuneration of past and present members of both the Board of Management and the Supervisory Board, refer to Information on remuneration, which is deemed incorporated and repeated herein by reference. H Intangible assets Intangible assets include mainly licenses and patents. The changes during 2024 were as follows; Koninklijke Philips N.V. Intangible assets in millions of EUR 2024 Balance as of January 1 Cost 239 Amortization / impairments (138) Book value 101 Additions 33 Disposal - Amortization (13) Impairment (1) Total change 19 Balance as of December 31 Cost 268 Amortization / impairments (148) Book Value 120 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 160

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

I Financial fixed assets

Accounting policies

Investments in group companies and associates are measured on the basis of the equity method. Loans provided to group companies are stated at amortized cost, less impairment. The company makes use of the option to eliminate intercompany expected credit losses against the book value of loans and receivables to group companies, instead of elimination against the investments in group companies.

The changes during 2024 were as follows:

Koninklijke Philips N.V.
Financial fixed assets in millions of EUR

	Investments in group companies	Investments in associates	Loans to group companies	Total
Balance as of January 1, 2024	**19,945**	**133**	**681**	**20,759**
Changes:				
Reclassifications		8		8
Acquisitions/additions	1,522	2	9	1,533
Sales/redemptions	(39)	(11)	(122)	(172)
Net income from group companies and associates	(997)	(25)		(1,022)
Dividends received	(353)			(353)
Translation differences	843	2	(6)	839
Impairment		(10)		(10)
Other	46			46
Balance as of December 31, 2024	**20,967**	**99**	**562**	**21,628**

Investments in group companies

Investment in group companies increased by EUR 1,022 million. The increase is driven by the capital injection of EUR 1.4 billion into a US group company. The capital injection took place to settle intercompany debt and in connection with the Respironics claim. The transaction was cash neutral at a consolidated group level. For further information regarding the Respironics claim, refer to Provisions. The increase is offset by negative result from group companies and dividends paid by group companies to Koninklijke Philips N.V.

No acquisitions were made in 2024. Divestments were not material from the point of view of the company financial statements. For further information about acquisitions and divestments, refer to Acquisitions and divestments.

Investments in associates

Investments in associates represent minority investments in various companies with significant influence.

In 2024 the company recorded its share in negative results of associates of EUR 25 million and impairment of EUR 10 million. The EUR 8 million in Reclassifications mainly concerns the conversion of convertible notes. For more information on conversions, refer to Other financial assets.

For further information about associates, refer to Interests in entities.

Loans to group companies

The decrease in loans by EUR 119 million in 2024 is mainly due to the repayment of loans granted to group companies.

List of investments in group companies

A list of investments in group companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, the Netherlands.

J Other financial assets

Other current financial assets

Other current financial assets of EUR 2 million as of December 31, 2024 (2023: EUR 3 million) is related to earn-out arising from equity investment.

Other non-current financial assets

The changes during 2024 were as follows:

Koninklijke Philips N.V.
Other non-current financial assets in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2024	**138**	**68**	**7**	**213**
Changes:				
Acquisitions/additions	32	5	1	37
Sales/redemptions/reductions	(47)	(4)	-	(52)
Value adjustments through OCI		3		3
Value adjustments through P&L	(20)		-	(20)
Translation differences and other	2	2	-	4
Reclassifications	(14)			(14)
Balance as of December 31, 2024	**90**	**74**	**8**	**173**

161

The company's investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. Acquisitions/additions of EUR 32 million mainly relate to capital calls for certain limited life funds and bridge financing of equity investment mainly in the form of convertible notes. Sales/ redemptions/reductions of EUR 47 million mainly pertain to the transfer of limited life funds to other Philips entities. The transaction was neutral at the group level. Reclassifications mainly relates to equity financing events that resulted in the conversion of notes into equity. For further information on conversion to equity, refer to Investments in associates. K Receivables Koninklijke Philips N.V. Receivables in millions of EUR 2023 2024 Trade accounts receivable 107 102 Receivables from group companies 1,916 1,293 Advances and prepaid expenses 60 73 Derivative instruments - assets 68 105 Other receivables 88 6 Receivables 2,239 1,579 Receivable from group companies mainly relate to in-house bank contracts. The position decreased mainly due to the conversion of loans in the US to equity. For further details, refer to note Debt and Financial fixed assets.  For further details on derivative instruments, refer to note Fair value of financial assets and liabilities and Details of treasury and other financial risks. L Cash and cash equivalents Cash and cash equivalents are all freely available. For further details on Cash and cash equivalents, refer to note Fair value of financial assets and liabilities and Details of treasury and other financial risks. M Shareholders’ equity Accounting policies The revaluation reserves and other legal reserves are recognized based on the Dutch Civil Code. For details, please refer to Group financial statements note Equity. Revaluation and Other Legal Reserves As of December 31, 2024, revaluation reserves relate to unrealized loss on financial assets fair value through OCI of EUR 90 million (2023: EUR 390 million unrealized losses) and unrealized currency translation gain of EUR 2,014 million (2023: EUR 1,263 million unrealized gain). Legal reserves relate to ‘affiliated companies’ of EUR 1,052 million (2023: EUR 990 million) and unrealized gain on cash flow hedges of EUR 1 million (2023: EUR 6 million unrealized gain). The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 162

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

N Debt

Long-term debt

The following tables present information about the long-term debt outstanding, its maturity and average interest rates in 2024 and 2023.

Koninklijke Philips N.V.
Long-term debt in millions of EUR

	USD bonds	EUR bonds	Loans from group companies	Forward contracts	Bank borrowings	Total debt
Balance as of January 1, 2024	**1,325**	**4,569**	**609**	**396**	**200**	**7,100**
New financing		686	1,247	65		1,997
Repayment		(346)	(1,417)	(319)	(200)	(2,282)
Exchange differences	82		14			96
Other changes in value		7		6		13
Balance as of December 31, 2024	**1,408**	**4,917**	**453**	**148**		**6,924**

Koninklijke Philips N.V.
Long-term debt in millions of EUR, unless otherwise stated

	2024						
	Amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,408	131	1,276	122	1,154	12.3	6.3 %
EUR bonds	4,917		4,917	2,639	2,278	4.7	2.3 %
Loans from group companies	453	453				0.9	3.1 %
Forward contracts	148	82	66	66		1.3	1.2 %
Long-term debt	**6,924**	**666**	**6,259**	**2,827**	**3,432**		

Koninklijke Philips N.V.
Long-term debt in millions of EUR, unless otherwise stated

	2023						
	Amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,325		1,325	240	1,085	13.3	6.3 %
EUR bonds	4,569		4,569	2,335	2,234	5.1	2.0 %
Loans from group companies	609	609				0.9	3.1 %
Forward contracts	396	321	76	76		0.8	1.4 %
Bank borrowings	200		200	200		1.2	4.2 %
Long-term debt	**7,100**	**930**	**6,170**	**2,851**	**3,319**		

New external financing in long-term debt mainly relates to the issuance of nominal EUR 700 million bond due in 2032 under the EMTN program, partially offset by the redemption of EUR 346 million EUR bonds due in 2025. Other external payments relate to a loan repayment of EUR 200 million and the settlement of forward contracts with a nominal value of EUR 313 million. The remaining balance of forward contracts relates to the long-term incentive and employee stock purchase plans.

163

Short-term debt The following table presents information about the short-term debt outstanding in 2024 and 2023. Koninklijke Philips N.V. Short-term debt in millions of EUR  2023 2024 Short-term bank borrowings Current portion of external long-term debt 321 213 Current portion of intercompany loans 609 453 Other debt to group companies 5,808 6,895 Short-term debt 6,738 7,561 Short-term debt mainly relates to the other debt to group companies of EUR 6,895 million which represents in-house bank contracts driven by investments and operational cash needs in subsidiaries. The increase in debt is mainly related to the conversion of loans into equity in the US. For further details on debt and treasury risk, refer to Debt and Details of treasury and other financial risks. O Other current liabilities Koninklijke Philips N.V. Other current liabilities in millions of EUR 2023 2024 Accrued expenses 102 107 Derivative instruments - liabilities 72 98 Other short-term liabilities 18 59 Other current liabilities 191 264 For further details on derivative instruments, refer to note Fair value of financial assets and liabilities and Details of treasury and other financial risks. P Commitments and contingencies The company has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to their funds up to an aggregated remaining amount of EUR 76 million (2023: EUR 122 million). As of December 31, 2024, capital contributions already made to these investment funds are recorded as Other non-current financial assets. General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,107 million as of December 31, 2024 (2023: EUR 1,304 million). Guarantees totaling EUR 328 million (2023: EUR 369 million) have also been given on behalf of other group companies. Bank guarantees totaling EUR 339 million (2023: nil) have been secured for insurance companies to cover product liability related cash flows related to the Respironics recall. The company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, refer to Contingencies. Q Subsequent events For more information refer to Group financial statements Subsequent events. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 164

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

8 Sustainability statement

This chapter comprising our sustainability statement and the information incorporated by reference as presented in ESRS cross-reference table. The Notes refer to the location in the sustainability statement where the disclosures are presented.

8.1	**Tracking our 2025 ESG program**	**166**
8.2	**General basis for preparation**	**169**
8.3	**Double Materiality Assessment**	**171**
8.4	**Environmental information**	**183**
8.5	**Social information**	**215**
8.6	**Governance information**	**237**
8.7	**ESRS cross-reference table**	**243**

Notes to the sustainability statement

Note I Climate change	183
Note II Resource use and circular economy	196
Note III Other environmental information	205
Note IV Workforce of the future	216
Note V Diversity, Inclusion and Well-Being	218
Note VI Employee engagement	220
Note VII Equal opportunities and equal pay	221
Note VIII Living Wage and Adequate Wage	222
Note IX Employee volunteering	222
Note X Building employability	223
Note XI Health and Safety	223
Note XII Workforce details	225
Note XIII Supplier sustainability & Workers in the value chain	228
Note XIV Human rights	235
Note XV Measuring health impacts	236
Note XVI Lives improved	236
Note XVII Product responsibility and safety	236
Note XVIII Other social information	236
Note XIX Philips SpeakUp (Ethics Line)	237
Note XX Advocacy activities and expenses	238

165

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

8.1 Tracking our 2025 ESG program

In the table below, we provide a condensed overview of our metrics and targets linked to our ESG commitments, with reference to the topical ESRS. These topics are discussed in greater detail in the corresponding notes to the sustainability statement, where we also provide further context to the metrics and targets that we use.

We track the effectiveness of our policies and actions through quarterly performance reviews with our Businesses, Functions and Regions. For more information refer to ESG governance.

In 2024, we did not change targets nor corresponding metrics for entity-specific metrics. Our metrics are aligned, where necessary, to the relevant ESRS definitions. If any underlying measurement methodology has been changed or updated, this is addressed in the relevant note.

Legend **Value chain** ▲ Upstream ■ Own operations ▼ Downstream ✔ 2025 target achieved

Note/ Section	Material topics	Commitment	KPI	Value chain	Unit	2020 Baseline	2023	2024	2025 target*
	Environmental	**We act responsibly towards our planet in line with UN SDGs 12 and 13.**							
Section 4.1.2 I XIII	Climate change (ESRS E1)	We will maintain carbon neutrality and use 75% renewable energy in our operations by 2025. We have set ambitious targets to reduce CO_2 emissions in our entire value chain in line with a 1.5 °C global warming scenario (based on Science Based Targets).	Net operational carbon footprint	■	kilotonnes CO_2- e	0	0	0 ✔	0
			Renewable energy in our operations	■	% of energy from renewable sources	72%	77%	80% ✔	75%
			Scope 1 & 2 emissions	■	kilotonnes CO_2- e	35	22	20 ✔	34
			Scope 3 emissions	▲▼	kilotonnes CO_2- e	7,360	4,973	4,378	4,269 (2030 target)
			% of suppliers committed to Science Based Targets	▲	%	N/A	46%	48%	50%
I II	Energy efficiency (ESRS E1)	We will design all new product introductions in line with our EcoDesign requirements by 2025, with 'EcoHeroes' accounting for 25% of hardware revenues.	EcoDesigned NPIs	▲■▼	%	N/A	N/A	100% ✔	100%
II	Circular Economy (ESRS E5)	We will generate 25% of our revenue from products, services and solutions contributing to circularity, and offer responsible take-back on all professional medical equipment by 2025.	EcoHero revenues	▲■▼	% hardware revenues	N/A	15.9%	21.9%	25%
			Circular revenues	▲■▼	% total revenues	14.6%	20.0%	24.4%	25%
			Closing the Loop	▼	Systems or pieces of equipment	Achieved for large medical equipment	11,500	more than 8,600	Extend to small medical equipment
II	Waste management (ESRS E5)	We will embed circular practices at our sites and put zero waste to landfill by 2025.	Circular Materials Management	■	%	90%	91%	94%	95%
			Zero waste to landfill as a percentage of total regular waste	■	%	2.6%	0.0%	0.0% ✔	less than 0.5%

166

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

Note/ Section	Material topics	Commitment	KPI	Value chain	Unit	2020 Baseline	2023	2024	2025 target*
	Social	**Our purpose is to improve people's health and well-being through meaningful innovation, in line with UN SDG 3. We act responsibly towards society and partner with our stakeholders.**							
V VII XII	Fair & Inclusive workplace (ESRS S1)	We aim to be the best place to work for our employees, providing opportunities for learning and development, promoting an inclusive workplace, and assuring a safe and healthy work environment. We pay at least a living wage and aim for employee engagement above the high-performance norm.	Women in leadership positions	■	% of senior management positions	27%	31%	33%	35%
			Employee Engagement Index	■	%	79%	73%	78%	N/A
VIII XII	Employee rights (ESRS S1)		We pay at least a living wage	■	%	100%	100%	100% ✓	100%
XI XII	Employee well-being, Health & Safety (ESRS S1)		Total Recordable Case (TRC) rate	■	Total recordable cases per 100 FTE	0.24	0.24	0.21	N/A
IV X XII	Talent & development (ESRS S1)		Training hours per employee	■	Hours	N/A	43	47.5	N/A
XI XIII Section 4.2.3 XIV	Human Rights (ESRS S1 and S2)		Human Rights impact assessments at our at-risk sites	■	%	60%	100%	100% ✓	100%
XIII	Responsible & resilient supply chains (ESRS S2)	We work with our suppliers to reduce the environmental footprint of our supply chain in line with a 1.5 °C global warming scenario (based on Science Based Targets).	% of suppliers committed to Science Based Targets	▲	%	N/A	46%	48%	50%
		Through our supplier development program we will improve the lives of 1 million workers in our supply chain by 2025.	Lives improved in the supply chain	▲	Number of lives	302,000	723,000	936,000	1 million
XVI	Access to (quality & affordable) care (ESRS S4)	We aim to improve the health and well-being of 2 billion people per year by 2025, including 300 million people in underserved communities.	Lives improved in medically underserved communities	▼	Number of lives	127 million	221 million	242 million	300 million
		It is our strategy to lead with innovative solutions to deliver real change – helping our customers achieve better health outcomes, a better experience for patients and staff, and lower cost of care, as well as helping people take better care of their health.	Lives improved	▼	Number of lives	1.53 billion	1.88 billion	1.96 billion	2 billion
VII Section 4.2.3	Product responsibility & safety (ESRS S4)	Enabling the delivery of patient-centric, safe, and high-quality care – the essence of patient safety and quality – is foundational to Philips' purpose to improve the health and well-being of people through meaningful innovation.	Total training hours in Quality Management Learning (QML)	▼	Hours		2.33 million	2.44 million	N/A

167

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Note/ Section	Material topics	Commitment	KPI	Value chain	Unit	2020 Baseline	2023	2024	2025 target*
	Governance (ESRS G1)	**We aim to deliver superior long-term value for our customers and shareholders, and we live up to the highest standards of ethics and governance in our culture and practices.**							
XIX Section 4.3.4	Business ethics & general business principles (ESRS G1)	Our General Business Principles set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries, and serve as a reference for the business conduct we expect from all our business partners.							N/A
Section 4.3.7	Governance (ESRS G1)	Our management structure and governance combines responsible leadership and independent supervision.							N/A
Section 4.3.8	Public affairs (ESRS G1)	We are transparent about our plans, activities, results and contributions to society (e.g., tax reporting, and engaging with shareholders, customers, business partners, governments and regulators through a variety of platforms).							N/A
Section 4.3.5	Big data, AI & cybersecurity								N/A
Section 4.3.4	Competition & market access								N/A
II XIV	Sustainable value creation	We engage with our stakeholders and other companies to drive sustainability efforts addressing the United Nations Sustainable Development Goals.	Lives improved		Number of lives	1.53 billion	1.88 billion	1.96 billion	2 billion
			Lives improved in medically underserved communities		Number of lives	127 million	221 million	242 million	300 million
II XIV	Innovation & research		Green/EcoDesigned Innovation		EUR	255 million	142 million	263 million	N/A
Section 4.3.7 Section 4.3.8	Geopolitical events		Tax transparency		EUR				N/A

* N/A - Philips currently has not set measurable, quantitative targets related to these material impacts, risks, or opportunities. Philips nevertheless tracks the effectiveness of our policies and actions related to these material impacts, risks, opportunities through having qualitative ESG commitment and/or quantitative metrics in place. Philips continues to monitor these commitments and metrics via Philips' ESG governance structure and processes.

168

8.2 General basis for preparation Basis for preparation Although the European Corporate Sustainability Reporting Directive (CSRD) has not been transposed and implemented in Dutch law on the date of this Annual Report, Royal Philips has prepared the accompanying sustainability statement in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission. The sustainability statement also meets the specifications adopted pursuant to Article 8(4) of the Taxonomy Regulation (Regulation (EU) 2020/852 of the European Parliament and of the Council). The sustainability statement consists of chapter 8 Sustainability statement and the information incorporated by reference as presented in ESRS cross-reference table. Consolidation The sustainability statement has been prepared on a consolidated basis, with the same scope of consolidation as applied in our group financial statements, which is based on the financial control approach. Therefore it includes ESG information of Royal Philips and its subsidiaries. The sustainability statement also includes value chain information relating to Philips' direct and indirect business relationships (downstream and upstream) through which the company has impact and where identified risks and opportunities are potentially material. Where applicable, this is disclosed in the relevant section of the material topic. The selected consolidated financial information in the sustainability statement has been derived from the group financial statements, which are prepared in accordance with IFRS. Based on stakeholder engagement and impact assessments of our value chain, we have identified the material topics, determined their relative impact in the value chain (downstream, our own operations, upstream) and reported for each topic on the relevant parts of the value chain. More details are provided in the relevant sections in the sustainability statement. Philips has not used the option to omit a specific piece of information corresponding to intellectual property, know-how or the results of innovation. Philips also did not use the exemption from disclosure of subsidiaries provided for in articles 19a (3) and 29a (3) of Directive 2013/34/EU. Disclosures in relation to specific circumstances Time horizons Short-, medium-, and long-term time horizons are defined in ESRS 1, meaning one year or less, one to five years, and over five years, respectively. Philips used different time horizons for its Climate Resilience Assessment. Please refer to Climate change for more details. Value Chain estimation Where applicable, we include information from our upstream and/or downstream data as part of our metrics. We use primary data from our suppliers when available. When value chain information cannot be measured directly and can only be estimated, measurement uncertainty may exist. Sources of estimation and outcome uncertainty We used expert opinions, estimates and proxies for some parts of the metrics calculations and some data points, which are disclosed in the relevant methodology sections. When metrics are subject to a high level of measurement uncertainty, the source is disclosed, including the estimates, assumptions and judgments applied. We regularly reassess our use of these expert opinions, estimates and proxies based on, for example, the availability of new data, experience, new standards and methodologies, and the availability and quality of value chain information. There is therefore an inherent uncertainty in our calculations, for example, lives improved, Environmental Profit & Loss statement, and Scope 3 carbon emissions calculations. In these cases the figures reported are Philips’ best estimate. As our insight increases, or higher-quality sources become available, we may enhance the methodology in the future. Changes in preparation or presentation of sustainability information In the current year, Philips has changed the preparation of the sustainability statement to be in accordance with ESRS. The sustainability information that was included in our Annual Report 2023 was prepared by Philips using the GRI Sustainability Reporting Standards supplemented by Philips’ own criteria. Comparative figures in this year’s sustainability statement have the same definitions and scopes which were applied in the prior year, unless stated otherwise. In case of material changes in the preparation and presentation of individual metrics and disclosures, we disclose the nature of these changes, the new information provided, including the difference between the previously reported metric and the revised metric and revised comparative figures (if possible). When it is not possible to report revised comparative information, this will be disclosed. Subsequent events On January 28, 2025, Philips announced that it has signed an agreement to sell its Emergency Care business unit to Bridgefield Capital, which is part of the Connected Care segment. The transaction is subject to the satisfaction of certain closing conditions and receipt of regulatory approval, and is expected to be completed in the second half of 2025. Sustainability information related to Emergency Care business unit is included in the sustainability statement 2024 and after completion of the transaction this information will be excluded from our future sustainability reporting. Reporting errors in prior periods Adjustments of our sustainability statement may or may not follow an adjustment or restatement of our Group financial statements (if any), and will be based on our judgment as to whether we should restate information, considering materiality. We clearly disclose where we have restated any information, including the nature of the correction. Philips did not identify material misstatements related to sustainability information in prior reporting periods. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 169

Incorporation by reference Philips applied the option to incorporate content in this sustainability statement by reference, as defined in ESRS 1. By doing so, we aim to enhance the readability of the sustainability statement and provide the relevant context. We included links to external websites for information purpose only; these links are not incorporated by reference into the sustainability statement as information addressing the relevant ESRS disclosure requirements are presented in the sustainability statement itself. 8.2.1 Tracking trends We follow external trends and upcoming legislation to determine the issues most relevant for our company and where we can make a positive contribution to society at large. In addition to our own research and stakeholder engagement, we make use of a variety of sources, including the United Nations Environmental Programme (UNEP), World Bank, World Economic Forum (WEF), International Financial Reporting Standards (IFRS) and ISSB, EFRAG, World Health Organization, the World Business Council for Sustainable Development (WBCSD), and various rating agencies and analyst reports. Our work also involves tracking topics of concern to governments, non- governmental organizations (NGOs), regulatory bodies, academia, and following the resulting media coverage. 8.2.2 ESG governance, strategy and policies ESG is embedded in our core business processes, such as innovation (EcoDesign), sourcing (Supplier Sustainability Program), manufacturing (Sustainable Operations), logistics (Green Logistics), and in programs such as our Circular Economy program. Statement on due diligence Philips incorporates due diligence in various parts of its operating model. An overview of the core elements of due diligence is given in the next table : Philips Group Steps of the due diligence process Core elements of due diligence References in sustainability statement * Embedding due diligence in governance, strategy and business model ESRS 2 GOV-2: Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies ESRS 2 GOV-3: Integration of sustainability-related performance in incentive schemes ESRS 2 SBM-3: Material impacts, risks and opportunities and their interaction with strategy and business model Engaging with affected stakeholders in all key steps of due diligence ESRS 2 GOV-2: Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies ESRS 2 SBM-2: Interests and views of stakeholders ESRS 2 IRO-1:Description of the processes to identify and assess material impacts, risks and opportunities ESRS 2 MDR-P: Policies adopted to manage material sustainability matters Topical ESRS: reflecting the different stages and purposes of stakeholder engagement throughout the due diligence process. Identifying and assessing adverse impacts ESRS 2 IRO-1 (including Application Requirements related to specific sustainability matters in the relevant ESRS) ESRS 2 SBM-3: Material impacts, risks and opportunities and their interaction with strategy and business model Taking actions to address those adverse impacts ESRS 2 MDR-A: Actions and resources in relation to material sustainability matters Topical ESRS: reflecting the range of actions, including transition plans, through which impacts are addressed Tracking the effectiveness of these efforts and communicating ESRS 2 MDR-M: Metrics in relation to material sustainability matters ESRS 2 MDR-T: Tracking effectiveness of policies and actions through targets Topical ESRS: regarding metrics and targets * Please refer to the the ESRS cross-reference table for the paragraphs in the sustainability statement Strategy Strategy, business model, and value chain At Philips, ESG has been embedded in the strategy for over 15 years, and is driven by five-year programs. As a health technology company, Philips is committed to driving progressive value creation through a strategy of focused growth, scalable patient- and people-centric innovation, and focus on reliable execution supported by our culture of impact with care. We have a portfolio of patient- and people-centric innovations in hardware, software, AI and services, supporting care in the hospital and in the home. We serve our key customers including healthcare providers, patients, and people who use our products. Our integrated supply chain is tailored to customer needs, which encompasses supplier selection and management through procurement, manufacturing across all the industrial sites, logistics and warehousing operations, and customer installation, as well as demand/supply orchestration. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 170

We gather stakeholder inputs as described in Double Materiality Assessment and Working with stakeholders and advocacy. We summarized the current and future expected benefits for our stakeholders in the Impacts, Risks and Opportunities table. For headcount of employees by geographical areas, refer to Employees headcount by contract type and region. Interests and view of stakeholders Philips actively engages with stakeholders and this engagement is closely aligned with the company’s purpose to improve people’s health and well-being through meaningful innovation. More information on this process can be found in Working with stakeholders and advocacy. Material impacts, risks, and opportunities and their interaction with strategy and business model Philips conducted a Double Materiality Assessment (DMA) in 2024 to identify material topics, the related impacts risks and opportunities, and the subsequent reporting scope. Details can be found in Double Materiality Assessment and Material topics and our focus. Policies Policies adopted to manage material sustainability matters Philips policies relating to the material topics identified through the DMA process can be found in the Policy Overview. More details on these policies can be found in the topical sections in the sustainability statement. To read the policies in full, please refer to ESG downloads. To read the General Business Principles in full, please refer to General Business Principles. To read the SpeakUp Policy in full please refer to Philips SpeakUp Policy. The policies and the General Business Principles are made available via the Philips website to all potentially affected stakeholders, and to stakeholders who need help to implement them. The scope of the policies includes activities of Philips, including all of its Businesses, Regions, and Functions. Key stakeholders, such as employees, customers and NGOs, are engaged to understand their interests. These interests are fully considered and their inputs inform Philips policies both in their objectives and their governance. For more information on how Philips engages with stakeholders, please refer to Working with stakeholders and advocacy. Actions Actions and resources in relation to material sustainability matters Actions and resources relating to the material topics can be found in the topical sections in the sustainability statement. 8.2.3 External assurance EY Accountants B.V. (EY) has issued an assurance report on the information included in our sustainability statement. Refer to Independent auditor’s assurance report on the ESG information and the EU Taxonomy information. Also refer to ESRS cross-reference table where we specify level of assurance provided by EY. All datapoints in the ESRS cross-reference table are subject to limited assurance. In addition, the sustainability information on which EY provided reasonable assurance in prior year has been included in the FY2024 reasonable assurance scope. In 2023, the sustainability information was prepared by Philips using the GRI Sustainability Reporting Standards supplemented by Philips' own criteria. Comparative figures of the prior year have the same definitions and scopes, which are applied in the current year unless otherwise stated. Where the measurement of a metric has been validated by an external organization other than EY, this is clearly indicated in the relevant section. 8.3 Double Materiality Assessment We have conducted a Double Materiality Assessment (DMA) to determine the scope of sustainability reporting requirements applicable to us, pursuant to the EU Corporate Sustainability Reporting Directive (CSRD) and the related European Sustainability Reporting Standards (ESRS). This is the third DMA we conducted. We have built years of experience conducting impact materiality assessments in line with the GRI requirements and consider it a multi-stakeholder process. Please refer to Working with stakeholders and advocacy. The DMA addresses both financial materiality (the impact of society on Philips) as well as impact materiality (the impact of Philips on society). We believe that the ESG topics we identified, have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain, for instance patient safety and quality. Taking our 2023 DMA as a starting point, we used an evidence-based approach to this year’s DMA, powered by a third-party AI-based application. This application has been updated in 2024 to address the DMA requirements under the CSRD, and now includes data from our supply chain partners and industry peers, as well as customers. We included, for example, data from 21 key suppliers, 37 customers of our Businesses, 32 peer companies and 72 countries. The application allows automated sifting and analysis of millions of data points from publicly available sources, including corporate reports, mandatory regulations and voluntary initiatives, as well as news. Combining all input, we first created a long list of sustainability topics based on the outcome of this assessment and analyzed the number of occurrences in the AI tool. We narrowed down this list based on workshops with internal subject matter experts. From the original list, 32 of the most relevant topics were retained for the short-list of sustainability topics and mapped against the company’s value chain. These topics were clustered to avoid overlaps. As part of the process, we defined and assessed Impacts, Risks and Opportunities (IROs, as referred to by the ESRS) with respect to the identified topics connected to our strategy and business model. Subject matter experts assessed the materiality of negative impacts based on scale, scope and any irremediable character. The materiality of positive impacts was assessed based on scale and scope. As such, positive and negative impacts have been assessed, where most impacts were also assessed to be ‘actual’ rather than ‘potential’. Materiality thresholds used in the DMA have primarily a qualitative nature and are quantitative where possible. For risks and opportunities, we assessed the dependencies on natural, human and social resources. The materiality of risks and opportunities is assessed based on a combination of the likelihood of occurrence and the potential magnitude of the financial effects. Subsequently, we created a validation survey, which was sent to more than 300 internal and external stakeholders. We received 117 responses from a representative stakeholder group. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 171

We calibrated the financial and impact materiality of the 20 topics (clustered from 32 topics) with the CSRD Steering Committee, a team of internal experts from Enterprise Risk Management, Group Control, Internal Audit, Legal, Insurance and Risk Management, People Function, and Sustainability and aligned them with our Enterprise Risk Management assessment. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 172

Results As a result of the DMA, three topical standards, water, pollution, and biodiversity, were deemed not material for our strategy and business model, which is also supported by the outcome of our EP&L, the Climate Resilience report, and the TNFD report. The latter includes the process of how Philips assessed IROs, specifically related to pollution, water, and biodiversity for own sites and business activities. Next, three sub-topics from ESRS S1 were assessed to be not material to Philips: child labor, forced labor and adequate housing. Philips did not explicitly consult with affected communities as we deemed our current stakeholder consultation process to be sufficient. The results were calibrated and approved by our Board of Management and the other Executive Committee members, followed by the Supervisory Board. During the calibration sessions, the financial materiality of most of the Environmental topics increased compared with the initial assessment. On the Social topics, the financial impact of Human rights increased the most, followed by Fair & inclusive workplace. Product responsibility & safety, Geopolitical events, Big data, AI and cybersecurity, and Business ethics & general business principles were assessed to have the highest financial materiality, similar to 2023. Overall, the impact materiality of the resulting topics did not change significantly compared to the 2023 DMA. Philips has not identified any actual material risks and opportunities meaning that the risks and opportunities identified as an outcome of Philips' DMA process do not have any current financial effects on Philips' financial position, cash flows, and carrying value of assets and liabilities reported in the financial statements within the next annual reporting period. The material topics are monitored regularly. The 2024 DMA also serves as input for the development of our 2030 ESG program. Assessing these material topics enables us to prioritize and address these in our policies, programs, targets and actions, and address the material impacts, risks, and opportunities with full consideration of the interests of the key stakeholders, such as end-users. Material topics For 2024, Philips reports on topical standards ESRS E1 (climate change), E5 (resource use and the circular economy), S1 (own workforce), S2 (workers in the value chain), S4 (consumer and end- users), and G1 (business conduct). Philips also reports on a number of company-specific topics, such as product responsibility, product safety, big data, AI and cybersecurity. The accompanying table provides an overview of the material topics, policies, and metrics, along with the applicability in our value chain. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 173

Contents | 1 Our Management | 2 Strategy | 3 Financial performance | 4 Environmental, Social and Governance | 5 Supervisory Board | 6 Group financial statements | 7 Company financial statements | **8 Sustainability statement** | 9 Further information

Legend **Time horizon** ●○○ Short-term ○●○ Medium-term ○○● Long-term **Value chain** ▲ Upstream ■ Own operations ▼ Downstream

Environmental	Impacts, Risks and Opportunities	Description	Time horizon	Policies	Actions	Metrics	Value chain	2025 Target: KPI	2025 Target: Unit	2025 Target: 2025 target
Climate change (ESRS E1)	Material negative impact, material risk	As a healthcare company, Philips has a negative impact on the environment due to GHG emissions as a result of Philips' own operations and value chain activities.	●●●	Environmental Policy	Section 4.1.2 Note I Note XIII	E1-5 – Energy consumption and mix E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions E1-8 – Internal carbon pricing **Entity specific**: Operational Carbon Footprint	▲■▼	Net operational carbon footprint	kilotonnes CO_2- e	0
								Renewable energy in our operations	% of energy from renewable sources	75%
								Scope 1 & 2 emissions	kilotonnes CO_2- e	34
		Philips is exposed to certain physical risks (including acute and chronic risks) and certain transitional risks which can lead to disruptions in Philips' operations, supply chain, and increased costs.	●●●					Scope 3 emissions	kilotonnes CO_2- e	4,269 (2030 target)
								% of suppliers committed to Science Based Targets	%	50%
Energy efficiency (ESRS E1)	Material risk, material opportunity	Risk of losing Philips' competitive position if Philips does not develop energy-efficient equipment.	●●●	Environmental Policy	Note I Note II	E1-5 – Energy consumption and mix **Entity specific:** EcoDesigned new product introductions (NPIs) Green Innovation	▲■▼	EcoDesigned NPIs	%	100%
		Risk of reputation loss if Philips fails to deliver on external (e.g., SBTi) commitments and fails to increase the share of renewables on site.	○●●							
		Philips has a potential opportunity to further improve its reputation which may lead to increased sales if Philips continues to develop energy-efficient equipment through its' EcoDesign program and bring them to market.	○●●							

174

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Environmental	Impacts, Risks and Opportunities	Description	Time horizon	Policies	Actions	Metrics	Value chain	2025 Target KPI	2025 Target Unit	2025 target
Circular Economy (ESRS E5)	Material negative impact, material risk, material opportunity	Philips has a negative impact on the environment due to resource extraction to manufacture Philips' products that can further contribute to resource scarcity.	●●●	Environmental Policy	Note II	E5-4 – Resource inflows E5-5 – Resource outflows **Entity specific:** Environmental Profit & Loss Circular Revenues EcoHero Revenue EcoDesigned NPIs Closing the Loop	▲■▼	EcoHero revenues	% hardware revenues	25%
		Risk of resource scarcity and risk of competing for sustainable materials can result in lack of resiliency in Philips' supply chain and increased costs of operation.	●●●							
		Risk of failing to meet customers' changing demands from customers (buying more environmentally friendly) can result in declining sales. Philips could face challenges in incorporating EcoDesign criteria from new or upcoming legislation into its products and services.	●●●					Circular revenues	% total revenues	25%
		Opportunity to further embed circular economy practices across Philips' value chain, which can further grow Philips' business and reputation.	●●●					Closing the Loop	Systems or pieces of equipment	Extend to small medical equipment
Waste management (ESRS E5)	Material negative impact	Philips has a negative impact on the environment as a result of Philips putting a significant amount (and weight) of electronics products to the market, which is also one of the world's fastest growing waste streams.	●●●	Environmental Policy	Note II	E5-5 – Resource outflows **Entity specific:** Circular Revenues Circular Material Management Waste to Landfill Closing the Loop	▲■▼	Circular Materials Management	%	95%
		Philips has a negative impact on the environment as a result of Philips generating waste in own operations and value chain because of Philips' manufacturing activities.	●●●					Zero waste to landfill as a percentage of total regular waste	%	less than 0.5%

175

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Social	Impacts, Risks or Opportunities	Description	Time horizon	Policies	Actions	Metrics	Value Chain	KPI	2025 target Unit	2025 target
Fair & Inclusive workplace (ESRS S1)	Material positive impact, material opportunity	Philips makes a positive impact on employees by promoting an inclusive workplace, where all employees and other workers feel valued and respected.	●●●	General Business Principles, Diversity & Inclusion Policy, Fair Employment Policy	Note V Note VII Note XII	S1-6 – Characteristics of the undertaking's employees S1-7 – Characteristics of non-employee workers in the undertaking's own workforce S1-9 – Diversity metrics S1-12– Persons with disabilities S1-16 – Compensation metrics (pay gap and total compensation) **Entity specific:** Women in leadership positions Employee Engagement Index	▲■▼	Women in leadership positions	% of senior management positions	35%
		Philips has an opportunity to support and strengthen employee belonging and employment engagement by providing a fair, safe and respectful treatment for all employees in employment practices, compensation and an inspiring place to work and grow.	●●●					Employee Engagement Index	%	N/A
Employee rights (ESRS S1)	Material positive impact, material risk	Philips has positive impacts on employees by respecting employee rights, providing at least a living wage to all employees, providing fair employment, providing fair and equal opportunities for development, and respecting employees' right to organize and collective bargaining.	●●●	General Business Principles, SpeakUp Policy, Fair Employment Policy, Human Rights Policy	Note VIII Note XII	S1-8 – Collective bargaining coverage and social dialogue S1-10 – Adequate wages S1-11 – Social protection **Entity specific:** Philips pays its employees at least a living wage	▲■▼	We pay at least a living wage	%	100%
		Risk of fines, legal liabilities, and reputational damage for Philips due to Philips not adequately addressing employee rights in their operations.	●●●							
Employee well-being, Health & Safety (ESRS S1)	Material positive impact, material negative impact, material risk	Philips has a positive impact on employees' well-being as a result of providing a healthy work-life balance.	●●●	Diversity & Inclusion Policy, Occupational Health & Safety Policy, Mental Health Champion program	Note XI Note XII	S1-14 – Health and safety metrics S1-15 – Work-life balance metrics	▲■▼	Total Recordable Case (TRC) rate	Total recordable cases per 100 FTE	N/A
		Negative impact on Philips' employees due to work-related incidents and illnesses.	●●●							
		Health & Safety: Risk of fines, legal liabilities, increased absenteeism due to work-related incidents and illnesses in Philips' own operations.	●●●							
Talent & development (ESRS S1)	Material positive impact, material opportunity	Philips has positive impacts on employees by providing opportunities to develop their skills and to realize their full potential through on-the job training, learning from others (such as through coaching and mentoring) and virtual and classroom courses.	●●●	Fair Employment Policy	Note IV Note X Note XII	S1-13 – Training and skills development metrics	▲■▼	Training hours per employee	Hours	N/A
		Philips has an opportunity to further strengthen relationships with employees and increase company performance through employees' continuous learning and growth.	●●●							

176

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

									2025 target	
Social	Impacts, Risks or Opportunities	Description	Time horizon	Policies	Actions	Metrics	Value Chain	KPI	Unit	2025 target
Human Rights (ESRS S1 and S2)	Material negative impact (operations and supply chain), material risk (supply chain)	Potential impact of discrimination, including harassment on Philips' workforce and workers in Philips' supply chain through the failure to ensure a safe and respectful workplace and/or ineffective grievance mechanisms.	●●●	Human Rights Policy	Note XI Note XIII Section 4.2.3 Note XIV	S1-17 – Incidents, complaints and severe human rights impacts S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions **Entity specific:** Human rights impact assessments at our at-risk sites Suppliers participating in Supplier Development program	▲■▼	Human Rights impact assessments at our at-risk sites	%	100%
		Potential negative impact of illegal or unethical labor practices on own workforce and workers in Philips' supply chain.	●●●							
		Risk of fines, legal proceedings, and reputational damage due to incidents of human rights violations, including existing and emerging regulatory requirements.	●●●							
Responsible & resilient supply chains (ESRS S2 and G1)	Material positive impact, material risk	Philips brings positive impacts to workers in the value chain by engaging suppliers in sustainability initiatives through its supplier sustainability program.	●●●	General Business Principles Human Rights Policy	Note XIII	S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions G1-2 – Management of relationships with suppliers **Entity specific:** Human rights impact assessments, Suppliers participating in Supplier Development program	▲■▼	% of suppliers committed to Science Based Targets	%	50%
		Risk of loss in revenue and risk of reputational damage for Philips due to not having a resilient supply chain as a result of poor working conditions and unequal treatment of workers in the value chain by Philips' suppliers.	●●●					Lives improved in the supply chain	Number of lives	1 million

177

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

									2025 target	
Social	Impacts, Risks or Opportunities	Description	Time horizon	Policies	Actions	Metrics	Value Chain	KPI	Unit	2025 target
Access to (quality & affordable) care (ESRS S4)	Material positive impact, material opportunity	Philips makes a positive impact on consumers, customers and their patients by improving people's health and well-being by bringing access to quality and affordable care.	●●●	General Business Principles, Stakeholder Engagement Policy	Note XVI	S4-4 – Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions **Entity specific:** Lives improved Lives improved in underserved health communities	▲■▼	Lives improved	Number of lives	2 billion
		Philips has an opportunity to further its' partnerships with healthcare customers to increase productivity and deliver better care for more people, additionally to further empower more people to take care of their health and well-being through Philips' personal health propositions.	●●●					Lives improved in medically underserved communities	Number of lives	300 million
Product responsibility & safety (ESRS S4)	Material negative impact, material risk	Philips can have negative impacts on its consumers, its customers and their patients because of the safety and quality compliance of Philips' products and services.	●●●	General Business Principles, SpeakUp Policy, Quality and Safety Standards	Note XVII Section 4.2.3	S4-4 – Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions **Entity specific:** Quality Management Learning (QML)	▲■▼	Total training hours in Quality Managemen t Learning (QML)	Hours	N/A
		Risk of substantial fines, reputational damages or legal costs due to defects of Philips' products.	●●●							

178

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

									2025 target	
Governance	Impacts, risks or opportunities	Description	Time horizon	Policies	Actions	Metrics	Value Chain	KPI	Unit	2025 target
Business ethics & General Business Principles (ESRS G1)	Material positive impact, material risk	Philips makes a positive impact on people and society by operating in a responsible and ethical manner, contributing to long-term value creation for all stakeholders.	●●●	General Business Principles, SpeakUp Policy	Note XIX Section 4.3.4	G1-1– Corporate culture and Business conduct policies G1-3 – Prevention and detection of corruption and bribery G1-4 – Confirmed incidents of corruption or bribery G1-6 – Payment practices	▲■▼			N/A
		Risk of non-compliance with business conduct rules and regulations due to unethical behaviors, including corruption and bribery.	●●●							
Governance (ESRS G1)	Material risk, material opportunity	Risk of not effectively simplifying the organization and ways of working, including (but limited to) changes in governance, processes, and IT landscape and architecture.	●●●	General Business Principles	Section 4.3.7	**Entity specific:** Tax transparency	▲■▼			N/A
		Philips has an opportunity to grow its business by creating a simplified, more agile operating model to improve the execution of Philips' strategy.	●●●							
Public affairs (ESRS G1)	Material positive impact, material risk	Philips has positive impacts on internal and external stakeholders by actively engaging in public affairs; making advocacy efforts to foster an open, meaningful, effective, and informed dialogue regarding Philips' activities; and meeting internal and external stakeholders' needs, concerns and expectations.	●●●	Stakeholder Engagement Policy	Section 4.3.8	G1-5 – Political influence and lobbying activities	▲■▼			N/A
		Philips may be unable to meet internal or external aims or expectations with respect to ESG-related matters	●●●							
Big data, AI & Cybersecurity	Potential negative impact, material risk, opportunity	Philips can have negative impacts on employees, customers, and consumers if Philips fails to meet cybersecurity standards.	●●●	General Business Principles, Internal cybersecurity policies	Section 4.3.5	S1-17 – Incidents, complaints and severe human rights impacts	▲■▼			N/A
		Risk of business operations disruptions, customer dissatisfaction, reputation loss, and legal liabilities and fines, if Philips fails to meet cybersecurity standards.	●●●							
		Philips has an opportunity to further integrate AI, and incorporate AI and capabilities in its products and services, which can result in improving customer experiences and driving efficiencies, which in turn grows Philips' business.	●●●							
Competition & market access	Material positive impact, material risk	Philips can have a positive impact on society by complying with global regulations and standards and advocate fair competition.	●●●	General Business Principles, SpeakUp Policy	Section 4.3.4	S1-17 – Incidents, complaints and severe human rights impacts	▲■▼			N/A
		Risk of substantial fines, reputational damage or legal costs due to competition and market access issues.	●●●							

179

Contents | 1 Our Management | 2 Strategy | 3 Financial performance | 4 Environmental, Social and Governance | 5 Supervisory Board | 6 Group financial statements | 7 Company financial statements | 8 Sustainability statement | 9 Further information

								2025 target		
Governance	Impacts, risks or opportunities	Description	Time horizon	Policies	Actions	Metrics	Value Chain	KPI	Unit	2025 target
Sustainable value creation	Material positive impact, material opportunity	Philips has positive impacts on people and society by delivering sustainable value to its customers and consumers.	●●●	General Business Principles, Environmental Policy	Note II Note XIV	**Entity specific:** Lives improved Lives improved in medically underserved communities	▲■▼	Lives improved	Number of lives	2 billion
		Philips has an opportunity to create sustainable value by developing sustainable products and solutions.	●●●					Lives improved in medically underserved communities	Number of lives	300 million
Innovation & research	Material positive impact, material opportunity	Philips can have a positive impact on society by developing sustainable products and solutions.	●●●	Environmental Policy	Note II Note XIV	**Entity specific:** Green/EcoDesigned innovation	▲■▼	Green/ EcoDesigned Innovation	EUR	N/A
		Opportunity to gain sustainable competitive advantage and create value with sustainable impact by delivering scalable, people-centric, and patient-centric innovations.	●●●							
Geopolitical events	Material risk	Risk of adversely impacted business and operations due to unfavorable macro-economic conditions and geopolitical instability in global and individual markets as result of changes in politics as well as monetary, trade and tax policies in the US, the EU and China.	●●●	Stakeholder Engagement Policy	Section 4.3.7 Section 4.3.8	**Entity specific:** Tax transparency	▲■▼	Tax transparency	EUR	N/A

The scope of below policies applies to Philips Group including all of its Businesses, Regions, and Functions. In general, as stated in the ESG Governance section in Chapter 4, the Board of Management defines Philips' ESG strategy, commitments, programs, action plans and policies, oversees major transactions, monitors progress on ESG priorities (including the implementation of due diligence), and takes corrective action where needed.

Philips Group
Policy Overview

Policy	**Key content**	**Third party standards**	**Reference to relevant section**	**Availability of the policy**
Environmental Policy	To optimize Philips' environmental strategy and performance to support the transition towards a low-carbon, nature positive and circular economy through Philips' key environmental programs including Climate Action and Circular Economy addressing the below key aspects of the program: • reduce full value chain emissions and building Philips' adaptive capacity • implement energy efficiency measures, phasing out fossil fuels, procuring renewable electricity • maximize value with minimal consumption of virgin and non-renewable materials guided by Philips' circularity principles 'use less, use longer, and use again' through application of EcoDesign and Circular principle in the design of software and hardware as well as in manufacturing, end-use management, and shift towards cloud	UN SDG TCFD	8.4 Environmental information	Philips Key ESG downloads
General Business Principles	To establish Philips' standard for integrity, guiding ethical behavior, transparency, and accountability. To set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries, and serve as a reference for the business conduct we expect from all our business partners.	N/A	4.3.4 General Business Principles (GBP) 8.6 Governance information	Philips website

180

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Diversity & Inclusion Policy	To have a diverse workforce and an inclusive work environment, and to be an equal-opportunity employer, ensuring that all hiring, promotions, and pay decisions are based solely on merit, qualifications and performance. Commitment to not discriminate on the basis of race, color, ethnicity, age, gender, gender identify or expression, sexual orientation or identity, marital status, language, background, religion, health status, pregnancy, political or other opinions, disability, national or social origin/birth or any other status in our recruitment, hiring, training, promotion, compensation, or employment practices.	N/A	8.5 Social information	Philips Key ESG downloads
Fair Employment Policy	Details the ethical and social principles that govern the company's relationship with its employees and other workers world wide. Promotes transparency, accountability, and a positive work environment and is aimed at creating a fair and equal work space. Create an environment of inclusion and belonging where all employees and other workers are treated fairly, free from discrimination, harassment, and other prohibited behaviors. Provide all employees with fair and equal development opportunities.	International Bill of Human Rights International Labour Organization (ILO)	8.5 Social information	Philips Key ESG downloads
Speak Up Policy	To ensure the highest standards of business conduct by sustaining a culture in which all employees show ethical conduct, and where doing things ethically is recognized and valued. To establish a process of reporting a concern and explanation of process of subsequent investigation in situations which people do not uphold the standards of business conduct, leading to potential violations of the GBP.	N/A	8.5 Social information 8.6 Governance information	Philips website
Human Rights Policy	Commitment to identify, prevent, and mitigate adverse human rights impacts. Philips' commitment to human rights, including labor rights of workers, extends to other parts of our value chain, affecting our business partners, suppliers, and customers. Philips conducts human rights due diligence by identifying, prioritizing, and addressing impact areas and aims to periodically review and strengthen our due diligence approach in alignment with our own learnings and industry best practices.	International Bill of Human Rights International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work United Nations Guiding Principles on Business and Human Rights (UNGP) Organization for Economic Co-operation and Development (OECD)	8.5.2 Workers in the value chain	Philips Key ESG downloads
Occupational Health & Safety Policy	Commitment to prevent injuries, illnesses and incidents by providing a health and safe working environment to every employee, contractor and visitor through proactive risk management focused on: • hazard control and elimination • consultation and engagement of employees • fostering a culture of health and well-being • ensuring regulatory compliance and continual improvement through OHS performance management	ISO standard	8.5 Social information	Philips Key ESG downloads
Mental Health Champion Program	To promote and support well-being and mental wellness. Providing the right foundations for the Mental Health Champions will help create a more engaged, happy and high performing culture at Philips.	N/A	Note V Diversity, Inclusion and Well-Being	Philips intranet
Quality and Safety Standard	Expresses our overall intention and direction with respect to quality. It states our objectives for, and commitment to, quality.	N/A	4.3.3 Patient safety, quality and regulatory	Philips intranet
Stakeholder Engagement Policy	To pursue and foster an open, meaningful, effective, and informed dialogue regarding our activities and our internal and external stakeholders' needs, concerns and expectations.	1.1.5 of the Dutch Corporate Governance Code	4.3.8 Working with stakeholders and advocacy 8.3 Double Materiality Assessment	Philips website
Internal Cybersecurity Policies	Philips' products and services need appropriate security features and controls to ensure our customers and Philips can comply with applicable legislation, recommended security best practices and internal policies.	N/A	4.3.5 Cybersecurity	Philips intranet

181

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

In addition to the DMA process where we specifically consult affected stakeholders regarding inputs to the materiality assessment, Philips also engage our key stakeholders throughout the year which help us deliver on one of our key ESG commitments: to be transparent about our plans, activities, targets, results and contributions to society, and to engage with shareholders, customers, business partners, employees, academics, governments and regulators through a variety of platforms.

Philips Group
Stakeholder engagement overview (non-exhaustive)

	Stakeholders	Processes	Results
Employees	• European Works Council • Local works councils • Individual employees	Regular meetings across all levels (such as individual discussions, group sessions, and town hall meetings), quarterly Employee Survey, employee development process, quarterly update webinars. For more information, refer to Social. Regular mail updates, team meetings, webinars	Engaged and informed employees, action plans, policies and policy updates, offering attractive employment and career paths, fostering skill development,talent and experience
Customers	• Hospitals • Retailers • Consumers	Regular engagements dialogue and guidance, joint (research) projects, business development, Lean value chain projects, strategic partnerships, consumer panels, Net promoter scores, Philips Customer Experience Centers, Philips customer care centers, training centers, social media	New technologies and processes, frustration-free packaging solutions, green consumer propositions, life cycle analysis of products, EU Product Environmental Footprint pilots
Suppliers	• Chinese suppliers in the Supplier Development program • Randstad, Lenovo	Supplier development activities (including topical training sessions), supplier forums, supplier website, participation in industry working groups such as COCIR and RBA. For more information, refer to Supplier sustainability & Workers in the value chain	Supplier improvement projects, supplier commitments to Science Based Targets to reduce CO_2-e emissions, joint projects, informed selection of suppliers
Governments, municipalities, etc.	• European Commission • US government • Chinese government	Regular (topical) meetings and engagements, research projects, policy and legislative developments, business development, multi-stakeholder projects	Feedback on proposed legislation, investment plans, transition plans to a circular and low-carbon society, aligning business model and strategy to mitigate risk, ensuring regulatory compliance
NGOs	• UNICEF, International Red Cross • Friends of the Earth, Greenpeace	Topical meetings, multi-stakeholder projects, joint (research) projects, innovation challenges, renewables projects, social investment program and Philips Foundation	Projects to increase access to care in underserved communities, action plans, policies, site-specific initiatives
Investors	• Mainstream investors • ESG investors • Investor platforms	Webinars, roadshows, capital markets day, investor relations and sustainability accounts	Green and Sustainability Innovation Bonds, visits to Philips Customer Experience Centers, enhanced transparency
Communities	• Local communities • Underserved and disadvantaged communities	Active engagement, supporting initiatives, building relationships, addressing questions and concerns, engaging with independent foundations, increased direct-to-consumer relationships	Volunteering, internships, STEM (Science, Technology, Engineering, Mathematics) initiatives, social value creation, building trust, community benefits

182

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

8.4 Environmental information

Note I Climate change

Climate change has been a material topic for Philips for many years, and the Double Materiality Assessment (DMA) performed in 2024 re-confirmed this. It has also been a part of senior management remuneration as further explained in Remuneration report 2024. Building on our success in achieving carbon neutrality in 2020, this chapter details how Philips aligns its climate actions with the Science Based Targets initiative (SBTi) and European Sustainability Reporting Standards (ESRS). We will set out Philips' policy, targets and metrics, material climate-related risks and opportunities as well as actions and resources allocated to the transition.

Please note that Philips is not excluded from any EU Paris-aligned Benchmarks as we do not meet any of the exclusion criteria stated in Article 12.1 (d) to (g) of Commission Delegated Regulation (EU) 2020/1818.

Policies, metrics and targets

In this section, Philips' Environmental policy, Science Based Targets and climate action scope will be further explored. For a more detailed overview of this please refer to the Climate Resilience report.

Philips' Policy and targets related to climate change mitigation and adaptation

Our Climate Action targets are in line with our Environmental Policy, aiming to reduce our full value chain emissions and building Philips' adaptive capacity. These targets therefore also help to address the impacts, risks and opportunities related to climate change.

Philips set its first science-based emission reduction targets back in 2017 for its Scope 1 & 2 (market-based) emissions, officially approved by the Science Based Targets initiative (SBTi). In 2022, Philips has stepped-up and introduced new Science Based Targets, covering Scope 1, 2 and 3 emissions (approximately 96% of our value chain emissions). We are therefore committed to collaborating with suppliers and customers to amplify our impact and reduce our footprint across the value chain.

Our Scope 3 target includes the following Greenhouse Gas Protocol categories:

- Category 1: Purchased goods and services
- Category 4: Upstream transportation and distribution
- Category 6: Business travel
- Category 4: Downstream transportation and distribution
- Category 11: Use of sold products

All other Scope 3 emission categories are excluded from our inventory after a thorough assessment of their relevance and materiality in line with the GHG Protocol and CDP reporting requirements. Capital goods (Category 2), fuel- and energy-related activities (Category 3), waste generated in operations (Category 5), employee commuting (Category 7), and end-of-life treatment of sold products (Category 12) are all considered immaterial due to size. Additionally, upstream/downstream leased assets (Category 8 and 13), processing of sold products (Category 10), franchises (Category 14), and investments (Category 15) are not applicable to Philips'. This approach is consistent with the best practice of focusing on material categories that have the most impact on emissions reductions and ensures the accuracy and credibility of the disclosed inventory.

For all of our SBTi-approved and 1.5 °C-aligned targets, baselines and performance, please refer to the following table. These targets follow the cross-sector guidance of the SBTi and take into consideration future developments such as changes in sales volumes, shifts in customer preferences and demand, regulatory factors, and advancements in technology.

Please note that we have also committed to Net Zero via SBTi and are in the process of formalizing this target, including the target year.

Philips Group
Science Based Targets reduction % compared to baseline

		Scope coverage	2025	2030	2040
Absolute Contraction Approach (ACA) emission reduction targets	Scope 1 & 2 (Baseline 2015)	100%	-75%		-90%
	Scope 3 (Baseline 2020)	95%		-42%	

In accordance with the SBTi guidance, our site specific direct (Scope 1) and indirect (Scope 2) emissions fall under the same target. During our baseline year, our Scope 1 and 2 emissions were divided as follows: 26% Scope 1 emissions and 74% Scope 2 (market-based) emissions. In 2024, 89% of our target consisted of Scope 1 emissions and 11% consisted of Scope 2 (market-based) emissions. We have therefore decarbonized our Scope 2 emissions at a faster rate compared with Scope 1.

All our consolidated subsidiaries contribute to our Science Based Targets at Group level listed above. We do not have material subsidiaries that are not fully consolidated and that would therefore require separate targets.

In establishing our Greenhouse Gas (GHG) emissions baseline, the selection of the base year was guided by several considerations. More precisely, it was driven by historical data availability, the stability of operations during that period, and the desire to capture a representative snapshot of our emissions profile. In particular, we considered factors such as significant changes in business operations, facility expansions, or the implementation of emission reduction initiatives.

183

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Despite the unprecedented challenges brought about by the COVID-19 pandemic, the baseline year 2020 for Scope 3 stands out as a significant year for Philips, marked by a level of relative stability in both customer base and emissions profile. In contrast, the year 2015 was selected as the baseline for Scope 1 and 2 emissions because it was the earliest feasible date for measurement and target-setting in alignment with the Paris Agreement. Should enhancements in data quality or methodological changes lead to an emission deviation exceeding 5% compared with our current baseline emissions, we intend to restate the baseline in accordance with the Science Based Targets initiative.

Actions associated with climate change

In this section Philips' 2024 performance will be further described. This includes an analysis of our energy performance, gross Scope 1, 2 and 3 emissions, investments linked to carbon credits and internal carbon pricing mechanisms. This section will therefore provide further clarification on our 2024 performance.

Philips' energy consumption and mix

In 2024 our total energy demand has slightly increased by 2% compared to 2023. This was primarily due to an increased consumption of electricity and purchased heating, cooling and steam which can be linked to employees going to the office more frequently. Most notably the amount of self generated non-fuel renewable energy has increased by 45% compared to 2023 highlighting our commitment to expand the share of on site renewables.

As such we are making good progress in transitioning to renewable energy, increasing the share to 80% in 2024. We have therefore achieved our 2025 ambition of sourcing 75% of our energy from renewable sources. This is largely driven by multiple Power Purchase Agreements (PPAs) securing the supply of renewable electricity. Prior to 2023, these included the Los Mirasoles wind farm in the US and the Krammer and Bouwdokken wind farms in the Dutch province of Zeeland. To further secure the long-term delivery and quality of renewable electricity for all our operations in Europe, we increased our portfolio in 2023 and 2024 with a wind farm in Mutkalampi, Finland and a solar farm in Pontinia, Italy. In December 2023, we also closed our first direct renewable energy deal in China followed by a second one in December of 2024. For all remaining electricity demand, we acquire unbundled Energy Attribute Certificates (EACs). Details regarding the attributes per country are available through RE100.

EACs play a pivotal role in achieving our renewable energy target, aligning with the recommendations of RE100. These instruments serve as strategic tools in our commitment to sustainability and environmental responsibility. By investing in renewable energy projects through the purchase of EACs, we not only contribute to the growth of the clean energy sector, but also directly limit our carbon footprint associated with electricity consumption. For more information on our renewable energy strategy please refer to the renewable energy methodology.

Philips Group
Energy consumption in megawatt hours (MWh) unless otherwise stated

	2020	2021	2022	2023	**2024**
Fuel consumed from coal and coal products					
Fuel consumed from crude oil and petroleum products	7,400	4,300	5,000	5,120	4,773
Fuel consumed from natural gas	126,400	116,300	97,700	84,853	78,702
Fuel consumed from other non-renewable sources					445
Consumption from nuclear products					
Consumption of purchased electricity, heat, steam, and cooling from non-renewable sources	12,600	14,400	11,900	11,682	11,025
Total non-renewable energy consumption	**146,400**	**135,000**	**114,600**	**101,656**	**94,945**
Fuel consumption from renewable sources (including biomass, biogas, non-fossil fuel waste, etc.)					
In-contract renewable electricity	63,100	56,700	39,600	34,416	26,457
Power Purchase Agreement (PPA)	186,200	168,700	187,400	198,454	204,204
Consumption of purchased electricity, heat, steam, and cooling from renewable sources	130,000	161,300	152,300	119,778	134,251
Total consumption of self-generated non-fuel renewable energy	2,100	2,400	2,700	3,272	4,730
Total renewable energy consumption	**381,400**	**389,100**	**382,000**	**355,921**	**369,642**
Share of non-renewable energy consumption (%)	*28%*	*26%*	*23%*	*22%*	*20%*
Share of renewable energy consumption (%)	*72%*	*74%*	*77%*	*78%*	*80%*
Share of renewable electricity consumption (%)	*100%*	*100%*	*100%*	*100%*	*100%*
Total energy consumption	**527,800**	**524,100**	**496,600**	**457,576**	**464,587**
Total Sales in millions of EUR[1]				EUR 18,169	EUR 18,021
Total energy efficiency in MWh/million EUR sales				25.18	25.78
Energy consumption from high climate impact sectors[3]					**464,587**
Total Sales in million of EUR from high climate impact sectors[2]					EUR 16,848
Energy intensity from high climate impact sectors in MWh/million EUR sales[3]					27.58

1 Total sales can be found in 6.1 Consolidated statements of income
2 In accordance with the ESRS we have only accounted for revenue from manufacturing associated with NACE code C26.6 (excluding revenue and energy consumed from our Enterprise Informatics business/sites which is linked to NACE J62.01)
3 Calculation as follows: Energy consumption total x Share of high climate impact sector sales. Share of high climate impact sector sales is calculated as: (Total Sales - EI business sales) / Total Sales

184

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Our total energy efficiency slightly declined by 2%, from 25.18 MWh/million EUR sales in 2023 to 25.78 MWh/million EUR sales in 2024. As noted, this is primarily due to increase office attendance.

No capital expenditures have been made related to coal, oil or gas-related economic activities. There have also not been any site-related investments in 2024 with significant locked-in GHG emissions that might impede our renewable energy and/or emission-related targets. On the contrary, by signing new long-term Power Purchase Agreements, we have been able to secure the delivery of renewable energy for the future.

Philips' gross Scope 1, 2, 3 and Total GHG emissions

We report on our full value chain emissions covering approximately 96% of our Scope 1, 2 and 3 emissions. Compared to 2023 we have not made any changes to this reporting scope ensuring comparability. The main adjustment compared with the previous year has been the splitting of upstream transportation and distribution from downstream transportation and distribution. This is further explained in Scope 3, Category 4 & 9 - Transportation and Distribution.

Overall, we are well underway to achieving our Science Based Targets. We have reduced our Scope 1 and 2 emissions by 85% meaning that for the achievement of our long-term 2040 target we will only have to reduce our emissions by 7 kilotonnes CO_2-e. Additionally, we have reduced our Scope 3 emissions by 12% meaning that in the remaining 6 years we will only have to reduce emissions by 110 kilotonnes CO_2-e. This excludes the use of any carbon credits (e.g., removal or reduction projects).

Philips Group
Carbon footprint by Scope and category in tonnes CO_2-equivalent[1]

	Retrospective		
	Base year	2023	**2024**
Scope 1 GHG emissions (Baseline 2015)			
Gross Scope 1 GHG emissions	34,896	19,856	17,783
% Scope 1 emissions covered by ETS[2]		3%	2%
Scope 2 GHG emissions (Baseline 2015)			
Gross Location-based emissions	198,820	145,908	157,610
Gross Market-based emissions	99,275	2,137	2,179
Significant Scope 3 emissions (Baseline 2020)[3]			
Category 1- Purchased goods and services	1,715,819	1,511,035	1396,321
Category 4 - Upstream transportation & distribution	271,071	209,605	228,409
Category 6 - Business travel	70,158	90,776	115,534
Category 9 - Downstream transportation & distribution	143,613	95,481	109,568
Category 11 - Use of sold products	5,159,574	3,066,284	2,528,611
Total GHG emissions			
Total GHG emissions (Location-based)		5,138,945	4,553,836
Total GHG emissions (Market-based)		4,995,174	4,398,405
Total GHG emissions including biofuels (Market-based)[4]		4,994,496	4,398,405
Total Sales in millions of EUR[5]		18,169	18,021
GHG intensity			
GHG intensity (Location-based approach) ($kgCO_2$-e/EUR)		0.28	0.25
GHG intensity (Market-based approach) ($kgCO_2$-e/EUR)		0.27	0.24

Milestones and target years[2]	2025	2030	2040
Scope 1&2 GHG emissions	33,543		13,417
Scope 3 GHG emissions		4,268,906	

1 The emissions cover all activities over which Philips has operational control. This is done in respect of ESRS 1 - DR 62 and 67

2 For each of these trading schemes only emissions from CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, and NF_3 are regulated. Please also note that none of our operational activities fall under the EU ETS

3 We do not currently use any biomass in our upstream and downstream value chain

4 Philips does not consume any biofuels in its direct, upstream and downstream operations that would contribute to biogenic emissions

5 Total sales can be found in 6.1 Consolidated statements of income

185

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Scope 1 and 2 greenhouse gas emissions

At our sites, we reduced our Scope 1 (direct) CO_2-e emissions by 10% and increased our Scope 2 (market-based approach) CO_2-e emissions by 1% compared to 2023. Scope 1 emissions include the emissions from direct fuel consumption and refrigerant use, while Scope 2 (market-based) emissions cover non-renewable electricity and purchased (city/district) heating, cooling, and steam.

In line with our environmental policy, we are actively implementing energy efficiency measures, phasing out fossil fuels, and procuring renewable electricity to meet our Science Based Targets for Scope 1 and 2 (market-based) emissions in line with limiting global warming to 1.5 degrees Celsius. This commitment is further underscored by our pursuit of ISO 50001 certification for our manufacturing sites, enabling a systematic approach to continuous energy management improvements. For more information on our energy performance please refer to Philips' energy consumption and mix.

Although we have already achieved our 2025 SBTi targets, we are committed to accelerating our Scope 1 and 2 decarbonization efforts by reducing overall energy consumption and sourcing alternative renewable energy solutions. This ensures we remain on track to meet our long-term 2040 Science Based Target.

As part of our reporting obligations, we are also committed to disclosing emissions per greenhouse gas type, where available. We do this for our Scope 1 and 2 (market-based) emissions as these are under our direct operational control. Knowing which greenhouse gases contribute the most to our footprint allows us to scrutinize the underlying processes and if needed take corrective actions.

In accordance with international reporting requirements, emissions from each of the gases are weighted by their Global Warming Potential (GWP), so that total Greenhouse Gas emissions can be reported on a consistent basis. For an overview of the respective GWPs per fuel please refer to Philips' Emission calculation methodologies.

Philips Group

Greenhouse Gas emissions per gas type in tonnes CO_2-equivalent

		2023	**2024**
Scope 1	Carbon dioxide (CO_2)	18,267	16,971
	Methane (CH_4)	25	25
	Nitrous oxide (N_2O)	13	10
	Hydrofluorocarbons (HFC)	1,297	550
	Perfluorinated carbons (PFC)	0	0
	Chlorofluorocarbons (CFC)	5	4
	Hydrochlorofluorocarbons (HCFC)	249	223
Scope 2 (Market based)	Carbon dioxide (CO_2)	2,118	2,160
	Methane (CH_4)	12	12
	Nitrous oxide (N_2O)	7	7
Total amount of emissions		**21,993**	**19,962**

Scope 3, Category 1 - Purchased Goods and Services

Our emissions from purchased goods and services were 1,396 kilotonnes CO_2-e in 2024. This is a reduction of 19% compared to the 2020 baseline and a 8% reduction compared to 2023. The main reason for this reduction is the reduced sales volume of Philips in 2024 vs 2023 and the shift in our product portfolio reducing the per unit purchased goods emissions.

To further reduce these emissions towards our 2030 SBTi target and Net Zero commitment, we are driving action through our Circular Economy and EcoDesign programs, applying the principles 'use less, use longer and use again'. For more information on our actions associated with the Circular Economy program please refer to Resource use and circular economy. For more information on how we are planning to decarbonize our purchased goods and service emissions in the future please refer to Philips' transition plan.

We also announced at COP26 our plan to step up our acclaimed Supplier Sustainability program with the goal of having at least 50% of our suppliers (based on spend) committing to Science Based Targets for CO_2-e emissions reduction by 2025. This will help amplify our impact reducing emissions across the supply chain. For more information please refer to Supplier sustainability & Workers in the value chain.

Scope 3, Category 4 & 9 - Transportation and Distribution

In 2024, we split our upstream transportation and distribution emissions from our downstream transportation and distribution. This adds a level of granularity to our report that we were not able to provide in previous years. To ensure comparability across the years we have decided to use the same proportionate split between upstream and downstream for all historic years up to our baseline year 2020. This change has therefore not impacted our total value chain emissions but merely added more granularity.

Overall, we recorded an increase of 11% in our emissions from our Transportation and Distribution compared to 2023. The reason for this increase is primarily driven by the updated BEIS emission factors that have increased by 20% compared to our 2023 emission factors (for long haul flights). This is a variable that we are not able to influence and therefore out of our control. Looking at the variables we are able to influence, we have successfully reduced our total number of air freight shipments by 2% which has mitigated the increase in emission factors.

This reduction in air freight shipments can be associated with several business specific projects. These among others include the Magnet by Ocean project, where we shifted several up- and downstream lanes from air freight to ocean freight, and the shipment consolidation project, where we group multiple shipments in one to reduce the total number of shipments. It is also important to note that Philips was the first healthcare company to sign the coZEV ambition statement for Sustainable Maritime Freight Shipping. This will support our efforts in accelerating maritime decarbonization.

186

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Logistic Freight emissions per mode of transportation in tonnes CO_2-equivalent

	2020	2021	2022	2023	2024
Air freight	261,504	252,104	213,562	168,153	210,633
Road freight	64,124	54,897	27,276	26,393	22,183
Sea freight	42,913	38,997	22,150	23,552	18,774
Parcel freight	46,090	70,963	63,811	86,988	86,387
Philips Group	**414,631**	**416,961**	**326,798**	**305,086**	**337,977**

Scope 3, Category 6 - Business Travel

Our business travel emissions increased by 27% compared to 2023. This is mainly due to the restructuring at Philips that required increased travel to allow for an optimal transition. The post-pandemic increase in travel was also driven by a need to align with customers which further contributed to the increased emissions. Moving forward, we continue to electrify our lease fleet and promote online collaboration, as well as increase our efforts to move travelers to rail transport for shorter distances. With tightened travel budgets in 2025, we aim to curb the growth of travel emissions.

Philips Group
Business travel emissions per mode of transportation in tonnes CO_2-equivalent

	2020	2021	2022	2023	2024
Air travel	21,433	21,051	30,231	42,130	60,453
Lease cars	46,503	48,370	52,838	45,249	52,365
Rental cars	2,223	2,723	3,330	3,397	2,716
Philips Group	**70,158**	**72,144**	**86,399**	**90,776**	**115,534**

Scope 3, Category 11 - Use of sold products

In 2024, our emissions related to the use of sold products were 2,529 kilotonnes CO_2-e, a reduction of 51% compared to our baseline in 2020 and an 18% reduction compared to 2023. The reduction in use-phase emissions can mainly be explained through reduced sales volume of energy-intensive products, and changes in the sales mix towards more energy efficient products.

To reduce the impact of our sold products we are implementing energy efficiency measures for our existing and future installed base. This is closely tied to our EcoDesign commitment of having all new product introductions EcoDesigned by 2025. This is further explored under EcoDesign.

We are also involved in novel partnerships with our customers to ensure reduced energy consumption and increased renewable energy usage of our devices. For more information on our partnerships please refer to Advocacy activities and expenses.

Philips' GHG removals and GHG mitigation projects financed through carbon credits

Although reduction is key to achieving carbon neutrality, unavoidable carbon emissions require compensation. This is achieved by the cancellation of acquired carbon credits. In 2024, we offset a total of 474 kilotonnes CO_2-e, equivalent to the annual uptake of approximately 14.2 million medium-sized oak trees. To plant all these trees an area of 512 million m^2 would be required, equivalent to 9 times the area of Manhattan. This covers our operational carbon footprint, which includes all CO_2-e emissions from our sites, business travel, and transportation and distribution. We thereby address climate change outside our own value chain and contribute to the reduction of global CO_2-e emissions that we cannot eliminate along our own value chain. These activities complement our existing climate strategy and are excluded from our Science Based Targets for emission reductions. Thus, ensuring that these investments do not impede the achievement of our carbon reduction targets.

Philips not only offsets its operational carbon footprint by funding impactful social and environmental projects but is also proactively exploring innovative approaches to directly reduce carbon emissions in its value chain, particularly for unavoidable transport-related emissions. Although we did not use any biofuels in 2024, we do believe this is a potential lever that can help us reduce our carbon footprint in the future. For future reference we only accept biofuels from wastes, residues and by-products as feedstocks with preference for REDII Annex IX feedstocks for advanced biofuels. This strategic move not only resulted in a modest reduction of emissions, but also aligns with our commitment to nature-based solutions.

Philips Group
Carbon credits cancelled outside Philips own value chain[1] in tonnes CO_2-equivalent

	2023	2024
Total credits cancelled	417,900	474,000
Share from removal projects (%)[2]	2%	2%
Share from reduction projects (%)	98%	98%
Gold Standard GS (%)	17%	3%
Verra VCS (%)	83%	97%
Share from projects within the EU (%)	-	-
Share of carbon credits that qualify as corresponding adjustments (%)	-	-

1 All credits are from project outside our own value chain thereby avoiding the risk of double counting
2 All our removal projects are from biogenic sinks. We are currently not exploring technological sinks

Carbon credits planned to be cancelled in the future is 420-450 kilotonnes CO_2-e in 2025. This future cancellation is a high-level estimate and is subject to change depending on our operational carbon footprint in 2025.

187

We finance projects in emerging regions that have a strong link with UN Sustainable Development Goals 3 and 12. To ensure these offsets meet our high-quality standard of additionality, permanence and avoidance of double counting, Philips only procures carbon credits from carbon standards that are endorsed by ICROA, such as VCS Standard and Gold Standard. Each program is also verified by an independent third party. We ensure, through our providers, that the quality criteria of additionality, permanence and avoidance of double counting are met. In addition, Philips has conducted site visits to some of the projects in our portfolio. None of our credits as of now are subject to corresponding adjustment under Article 6 of the Paris Agreement. Philips will follow the developments of Article 6 closely to understand if, and when, any of the projects might become subject to corresponding adjustments. Please note that all removal credits are associated with biogenic sinks and linked to activities outside Philips value chain. All our carbon offsets drive social, economic and environmental progress in emerging markets. In 2024 we did not retire any carbon credits from removal projects. Our projects include: Restoring ecosystems and empowering communities through tree planting In Kenya, subsistence farmers are supported to plant and maintain trees on their land through the International Small Group and Tree Planting Program (TIST). This carbon removal project enhances biodiversity, improves soil fertility, and strengthens community resilience, providing co-benefits beyond carbon sequestration. Farmers retain ownership of the trees and their products, receiving training and a share of carbon revenues. As an Afforestation, Reforestation, and Revegetation (ARR) initiative, it is a nature-based solution contributing to the protection of a biogenic sink. To ensure quality, all offsets are verified under the VCS standard with the CCB label. Providing access to safe drinking water while reducing wood consumption This carbon-emission reduction project is expected to provide millions of liters of safe drinking water in Uganda and reduce the mortality risk from water-borne diseases. Additionally, less wood will be required for boiling water, leading to less indoor air pollution and slowing down the deforestation rate. As such, this contributes to the protection of a biogenic sink. To ensure quality, all offsets are verified under the Gold Standard. Protecting forests through sustainable production Deforestation is expected to be reduced through promotion of sustainable businesses to protect the forest. Unsustainable harvest of fuelwood is reduced, thereby contributing to the protection of a biogenic sink. The forest supports the supply of water to other parts of Ethiopia and neighboring countries. It is also the habitat of diverse and, in some cases, rare species. To ensure quality, all offsets are verified under the VCS standard. Increasing employment through provision of sustainable energy In India, the energy supply gap is reduced by providing access to clean energy and related employment through wind generation. This is therefore considered a technological solution that also enables an improvement in livelihoods. To ensure quality, all offsets are verified under the VCS standard. Improving respiratory health and reducing deforestation through provision of clean cookstoves By supporting a range of cookstove technologies across Ghana and Kenya, the projects improve respiratory health, reduce fuel costs and reduce deforestation. As such, this project contributes to the protection of a biogenic sink. This also gives people more time for paid work, thus improving prospects. To ensure quality, all offsets are verified under the Gold Standard. Philips’ internal carbon pricing At Philips, we apply an internal carbon shadow discount price for our IT, Real Estate, Businesses and R&D investments. If an investment may support our climate targets by reducing CO2-e emissions, the relevant Function and/or Business is encouraged to apply EUR 150 discount per saved tonne CO2-e. This enables all Functions and Businesses to incorporate climate impacts in their business case development. Furthermore, by using a discount we proactively incentivize the pursuit of sustainable projects, rather than imposing penalties on unsustainable investments. The scope spans all Philips operations and includes Scope 1 and 2 emissions, as well as all the material Scope 3 categories. There are no geographic or business-specific boundaries. This therefore covers 100% of our Scope 1 & 2 targets and approximately 95% of our gross Scope 3 emissions (96% of overall emissions). The price of EUR 150 per metric ton CO2-e is derived from the internationally recognized ReCiPe methodology, in combination with the environmental pricing provided by CE Delft. The price is also validated by an external body other than our assurance provider, namely KPMG and set in alignment with our EP&L statement. The key assumption is that the price of carbon will increase in the future. Therefore, to ensure price stability over the coming years, an uplift was applied to the price of carbon, identified by CE Delft. Please note that the internal carbon pricing is not considered in the financial statements as the assumptions in the financial statements are based on (external) market assumptions. Philips Group Carbon pricing in tonnes CO2-equivalent unless otherwise stated Type of carbon price Volume at stake (tCO₂-e) Price applied (EUR/tCO₂-e) Perimeter description Shadow discount price (CapEx, R&D, etc.) 4,398,405 150 All Philips employees are encouraged to leverage the internal carbon price of EUR 150 to include environmental factors in the decision making process Impact, risk and opportunity management The analysis of climate change related impacts, risks and opportunities is contingent on a multitude of assumptions that are based on desk research, internal and external experts, trend analysis and other resources. Conclusions are therefore merely indicative, and quantifications should be considered estimates with considerable levels of uncertainty. For a full overview of our assumptions Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 188

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information please refer to the Climate Resilience report 2024 that can be found via our ESG download page. Most importantly our definitions for the short-, medium-, and long-term diverge from our central definition prescribed by the ESRS. This was done in consultation with other departments, to ensure perpetual business continuity and acknowledge the fact that climate related risks and opportunities generally materialize beyond a 5-year time horizon. It also accounts for the time horizons linked to our commitments.

Philips Group
Impact risk and opportunity management time horizons

Time Horizons	Short term	Medium term	Long term
Duration	1 < x < 2 years	5 < x < 10 years	10 < x < 25 years
Target year	2025	2030	2050*

* 2100-time horizon for sea level rise due to limited data availability (physical risk exposure) and 2040 for site related emissions (transition pathway)

Philips transition plan for climate change mitigation

Together with our customers and suppliers, we aim to reduce our collective carbon footprint and build a more sustainable and resilient healthcare industry, in line with a 1.5 degrees scenario (as validated by SBTi). This aligns and is embedded in our business strategy as well as financial planning. To achieve this, we focus on the following core objectives, prioritized by their potential impact. Further details on underlying assumptions are available in our Climate Resilience report, which has been approved by our administrative, management and supervisory bodies.

Designing energy-efficient products and collaborating with our customers to reduce emissions during the use-phase

Since most of our climate impact occurs downstream during the use-phase of our products, we are dedicated to designing energy-efficient solutions and supporting the transition to renewable energy sources.

All new product introductions adhere to our EcoDesign requirements, where energy efficiency is a key focus. This approach allows us to engineer a product portfolio optimized for energy consumption during use, which not only reduces our environmental footprint but also helps our customers lower their operational costs.

Moreover, the adoption of renewable energy by our customers, also supports our use phase decarbonization by eliminating CO_2-e emissions during the energy generation. We therefore actively support and encourage our customers in their transition to renewables (see Champalimaud case). Our key assumption is that electrical grids will decarbonize in line with the International Energy Agency's (IEA) Stated Policy Scenario (SPS) or Announced Pledge Scenario (APS).

Based on preliminary estimates, we expect to reduce our use phase (GHGP category 11) carbon footprint as follows:

Philips Group
Expected use-phase emission reduction in kilotonnes CO_2-equivalent unless otherwise stated

	Current	Medium-term	Long-term
(Expected) emissions level	2,529	2,797 – 2,330	1,590 – 98
Reduction compared to 2020 baseline	2,631	2,363 – 2,829	3,570 – 5,062
Percentage Reduction compared to 2020 baseline	51%	46% - 55%	69% - 98%

Minimizing our purchased goods emissions by adopting circular economy practices and transitioning to sustainable alternatives

From a climate perspective, applying circular business models has the potential for significant emission reductions. By retaining materials' value, we reduce the need for virgin resources and the energy required to produce them, resulting in lower emissions. This approach is led by our Circular Economy team through the principles of 'use less, use longer, and use again', which also includes our ambition of 'closing the loop'.

Circular design is one of the key focal areas of EcoDesign, which includes for example design for low weight, which reduces the need for material extraction and thereby contributes to emission reductions. It also includes designing with sustainable materials (recycled, biobased, etc.), which often require less energy to process, cutting down greenhouse gases in the sourcing and manufacturing phase. For our Personal Health segment, for example, this includes replacing virgin plastic packaging with paper-based alternatives or increasing the recycled content of the materials we use.

Next, we focus on increasing circular practices at our sites and responsible waste management according to the waste hierarchy. As such we actively monitor the waste management of our industrial sites with the aim of retaining the value of materials. This is further explained in Sustainable Operations.

Lastly, we initiated the process to focus on responsibly reusing products and parts at the end of their use. Among other things, this includes refurbishment, and responsible takeback. By recirculating products, parts and materials, we increase the market for used products and ensure materials are longer in use. Altogether we believe that by applying our circularity principles, we will be able to reduce our purchased goods emissions (GHGP category 1) by:

Philips Group
Expected purchased goods emission reduction in kilotonnes CO_2-equivalent unless otherwise stated

	Current	Medium-term	Long-term
(Expected) emissions level	904	1,023 – 872	812 – 148
Reduction compared to 2020 baseline	275	156 – 307	367 – 1,031
Percentage Reduction compared to 2020 baseline	23%	13% - 26%	31% - 87%

189

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Climate mitigation across the value chain

Upstream | Operational carbon footprint | Downstream



	Upstream	Operational carbon footprint			Downstream
	Scope 3 **Purchased goods and services**	Scope 3 **Transportation and distribution**	Scope 1 & 2 **Sites**	Scope 3 **Business travel**	Scope 3 **Use of sold products**
Strategy	• Design products for low weight and sustainable materials • Collaborate with our suppliers to amplify our impact • Promote material reuse	• Optimize route planning and inventory management • Transition to low carbon modes of transportation and fuel	• Improve our sites' energy efficiency • Transition to renewable energy	• Promote video conferences and low carbon travel • Electrify our lease fleet	• Design products for energy efficiency • Support our customers in expanding the share of renewables
Topic owner	**Supplier Sustainability, EcoDesign, Circular Economy**	**Supplier Sustainability, Procurement**	**Real Estate, Procurement**	**Finance, Procurement**	**EcoDesign, Markets, Circular Economy**

190

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Collaborating with our suppliers to reduce emissions in our supply chain

There is a pressing need for industry and business to manage and reduce CO2-e emissions across the entire value chain – including at supplier level. To this end, we have invited many of our largest suppliers to report their climate performance and strategy as part of the Carbon Disclosure Project (CDP) Supply Chain program. Additionally, we engage with these suppliers to reduce their emissions as part of our Supplier Sustainability program. By engaging with suppliers, encouraging them to set Science Based targets and supporting their decarbonization efforts we believe we will be able to amplify our impact. We acknowledge our dependency on suppliers' decarbonization in achieving our climate ambitions and will continue our focus on driving impact throughout the value chain. To that end, we expect that by further engaging with our suppliers through our Supplier Sustainability program we are able to reduce our purchased services emissions as follows (GHGP category 1):

Philips Group
Expected purchased services emission reduction in kilotonnes CO_2-equivalent unless otherwise stated

	Current	Medium-term	Long-term
(Expected) emissions level	492	442 – 388	334 – 308
Reduction compared to 2020 baseline	44	95 – 149	203 – 229
Percentage Reduction compared to 2020 baseline	8%	18% - 28%	38% - 43%

Reducing emissions from logistics by optimizing our planning horizon

We are committed to minimizing the CO_2-e impact of our logistics operations by working closely with our logistics partners and transportation providers. To this end, we have initiated collaborations with our key logistics suppliers to transition to low-emission vehicle fleets, increase fuel efficiency, and optimize route planning. We actively engage with all partners (both internal and external) through our Sustainable Logistics program, which aims to identify further opportunities for emission reductions, including alternative fuel options and innovative, lower-emission transport modes. Key decarbonization levers are correspondingly: reducing the need for shipments, shifting air to ocean, reducing shipment chargeable weight in line with our EcoDesign strategy and transitioning to alternative fuels (e.g. electric or biofuel). To that end we expect to reduce our logistic emissions (GHGP categories 4 and 9) as follows:

Philips Group
Expected upstream and downstream logistics emissions reduction in kilotonnes CO_2-equivalent unless otherwise stated

	Current	Medium-term	Long-term
(Expected) emissions level	338	275 – 200	239 – 67
Reduction compared to 2020 baseline	77	140 – 215	176 – 348
Percentage Reduction compared to 2020 baseline	18%	34% - 52%	42% - 84%

Transitioning to lower carbon-emitting energy at our sites

By continuing to phase-out fossil fuels at our sites and increase our global renewable energy share, we will be able to achieve our long-term emission targets (GHGP Scope 1 and 2). The main lever to transition to lower carbon-emitting energy at our sites is by reducing our natural gas consumption. We are aiming to significantly reduce our natural gas consumption by for example moving towards geothermal and renewable district heating and cooling solutions as well as exploring the option of switching towards biofuels. As such we expect to decarbonize our sites as follows:

Philips Group
Expected Scope 1 and 2 emission reduction in kilotonnes CO_2-equivalent unless otherwise stated

	Current	Medium-term	Long-term
(Expected) emissions level	20	19 – 13	13 – 1
Reduction compared to 2020 baseline	124	116 – 121	121 – 134
Percentage Reduction compared to 2020 baseline	84%	86% - 90%	90% - 99%

Philips Group
Climate Transition plan
2024



Scope 1 & 2 emissions
Scope 3 emissions
Scope 1 & 2 emissions
75% reduction
Achieved*
Scope 3 emissions
42% reduction
96% target achievement*
Net zero
45% target achievement*
Kilotonnes CO_2-e
7,500
Removal of non-abatable emissions
Baseline
Short term
Medium term
Long term

* Progress towards target as of 2024 vs baseline

Emission reductions are linked to performance bonuses through for example the Long-term Incentive (LTI) program. As mentioned previously we have also included carbon pricing as standard measure in our corporate saving and investment tooling highlighting our climate change governance and embeddedness.

Material physical and transition risks and potential climate-related opportunities

Philips recognizes the importance of identifying, assessing and mitigating climate-related risks to ensure business continuity and resilience. We publish the annual Climate Resilience report (formerly TCFD report) to provide the information needed by investors, lenders, insurance underwriters and

191

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information other stakeholders to appropriately assess and price climate-related risks and opportunities. Please see the visual below for an indication of Philips' climate-related risks and opportunities.

Philips Group
Climate risks and opportunities
2024


Physical
Transition
R1 Acute risks
R2 Chronic risks
R1 Low carbon and nature positive operations
R2 Cost & availability of (critical) raw materials
R3 Technological limitations in reducing product environmental footprint
R4 Brand perception and competitiveness
Market
Legal
Technological
Reputational

For the physical risk (including both climate and nature related risks) assessment, a range of Philips sites are evaluated over short-, medium-, and long-term and the expected impact on them due to acute and chronic physical risks. This is done using a high global warming scenario with expected average temperature increase of above 4 degrees Celsius (RCP8.5 – SSP5). Transition risks on the other hand are globally assessed across the short-, medium-, and long-term, encompassing both upstream and downstream activities and their potential impact. This done using a low global warming scenario in line with the Paris ambition of keeping global warming below 1.5 degrees Celsius (RCP1.9 – SSP1, IEA APS, IEA SPS).

The assessment of each risk is conducted by a multi-disciplinary team, consisting of members of Philips Group Sustainability, Business Continuity Management, Real Estate, Enterprise Risk Management, Insurance & Risk Management, Innovation & Strategy, Health and Safety and Group control. By embedding this risk assessment in existing processes and frameworks we have ensured alignment with the company's strategy and financial plans.

All Climate-related risks are a result of the DMA and maintained as part of the common risk view and considered in the Philips Enterprise Risk Management (ERM) framework. As such Philips Executive Committee identifies, oversees, and manages the climate-related risks Philips faces in executing its strategy and its objectives. A Risk Management Support Team together with Philips Group Sustainability, consisting of several functional experts covering the various categories of enterprise risks, supports the Executive Committee through regular analysis of the climate-related risk- and opportunity profiles. Where needed assets and business activities at risk are addressed through climate mitigation or adaptation actions.

To evaluate enterprise-wide risks (including climate risks), these are cascaded to the relevant target of evaluation, which are then expected to identify Philips risk exposure utilizing the Risk Assessment Number (RAN). This standardized metric, spanning from 1 to 125, allows all relevant stakeholders to uniformly compare diverse risks, irrespective of their varying risk drivers. The RAN is defined through three distinct variables. Namely, the likelihood of the risk materializing, the impact of the risk considering no control measures and lastly the control effectiveness of existing controls. Each of these variables are rated on a Likert scale from 1 to 5 by relevant subject matter experts.

Physical Risk Assessment

We assess physical risks through objective definition, risk exposure identification, vulnerability calculation, and impact analysis. The result of the risk assessment will constitute the basis for Philips' adaptation actions. For more information on the underlying process and tooling used please refer to the Climate Resilience report that is available via the ESG download page. This risk assessment is limited to 24 of our sites that are considered critical for our business continuity. Critical suppliers have also been screened as part of the hot spot analysis but not yet integrated in our risk process. The following risks are assessed: drought, heat stress, wildfire, precipitation, river flood, tropical cyclones, cold stress, sea level rise and chronic risks.

To evaluate Philips' exposure to physical climate risks a two-step approach was employed. First, a hotspot analysis was conducted using the NATHAN tool to identify the expected future likelihood of risks becoming material. This initial analysis was enriched through site specific insights gathered through a workshop for relevant risks per site. This workshop engaged experts from Business Continuity Management, Plant Management, and Environmental and Financial Management for each in-scope site. These experts collaborated to assess the potential impact and the effectiveness of existing controls under a hypothetical worst-case scenario.

This comprehensive assessment enabled us to quantitatively assess each site's exposure to climate related perils. The resulting risk scores were aggregated at the company level.

192

From an acute perspective results show that three sites require particular attention, namely Best, Reedsville and Pune. The site of Best (Netherlands, NUTS code: NL414) and Reedsville (US) face high-level risks across all time scales, primarily due to cold stress. According to NATHAN analysis, this risk is expected to decrease significantly in the future. The site of Pune (India) is projected to face high-level physical risks in the medium and long-term. Its exposure to precipitation and heat stress is expected to increase, alongside the consistently high risk of fire weather across all time scales. Additionally, sites in Alajuela (Costa Rica), Haifa (Israel), and Colorado Springs (US) are assessed to have medium-level risks in the foreseeable future predominately driven by heat stress and drought. From a chronic perspective results indicate that none of our sites are expected to be exposed to sea level rise and exposure to chronic shifts (e.g. change average temperatures) is also very limited. It is however important to note that there are a few sites in direct proximity to high-risk areas for sea level rise. This includes the Drachten site (Netherlands), Hamburg site (Germany), and Batam site (Indonesia). Philips has implemented robust control measures across our sites to address identified climate risks. Our risk analysis demonstrates comprehensive preparedness: among the 12 risks categorized as very high likelihood, all are controlled by measures with medium or higher effectiveness, with 83% controlled by high or very high effective measures. Similarly, for the 29 risks identified with high likelihood, 86% are managed through control measures of high or very high effectiveness. This data validates the strength and thoroughness of our risk adaptation strategy, confirming our operational resilience in the face of climate challenges. Transition Risk & Opportunity Assessment To ensure a smooth and gradual transition it is important for us to anticipate potential transition events and their impact on Philips’ operations. Conducting a transition risk/opportunity assessment therefore helps us navigate the rapidly evolving global market and regulatory landscape marked by sustainability imperatives. It also enables us to identify opportunities that we should capitalize on. Overall, through a stringent transition risk and opportunity assessment we are able to ensure the company stays compliant with upcoming regulations, adapts its business strategies, invest in sustainable technologies, minimize financial disruptions and proactively attract eco-conscious customers and investors. For more information on the methodology and results of the risk assessment please refer to the Climate Resilience report 2024. Please note that calculation methodologies, critical assumptions and scope of assessment are specific to each transition and explored below underneath each header. Upstream transition events It is expected that the prices for Greenhouse Gas (GHG) emissions will rise in the future to incentivize the adoption of low-carbon technologies. This can be driven by mechanisms such as the Emission Trading Schemes (ETS) or carbon taxation. While we endorse this general policy direction, it comes with associated risks. From an upstream perspective, we expect that impacted suppliers will pass on the cost of carbon using the rates as defined by CE Delft (2021) per sector. The general assumption is that depending on the homogeneity of the product and elasticity of demand, some sectors are more inclined to pass on the cost of carbon downstream to their value chain partners (e.g. Philips). Most notably the EU-ETS is a cap-and-trade system that covers roughly 40% of all EU wide emissions. Sectors in scope are among others steel, iron, aluminum, paper and cardboard and glass. With the introduction of the Carbon Border Adjustment Mechanism (CBAM) legislation in 2026, the scope of the EU ETS will expand to also include importers that currently reside outside the EU. For a preliminary estimation we have the below key assumptions:  • We can decarbonize our Scope 3 GHG emissions from purchased goods and service in line with Philips’ transition plan. • Maximum carbon prices in accordance with the SSP1-1.9 scenario as derived by IIASA. • Only purchased goods and service-related emissions are of interest. For the short- and medium-term it was assumed that only high emitting industries, in alignment with the EU-ETS, will be directly impacted by carbon pricing (steel, iron, aluminum, glass, etc.). Carbon prices were therefore only applied to chemicals, glass, a subset of metals, and paper and cardboard. For the long-term it was then assumed that all materials regardless of their type will be impacted by carbon pricing. As response, we actively monitor the life cycle emissions of our purchased goods and steer our businesses towards sustainable product development through our EcoDesign and Circular Economy program. For more information, please refer to Resource use and circular economy. Operations transition events As Philips we have set a stringent long-term emission reduction target of reducing our Scope 1 and 2 emissions by 90% until 2040 compared to the 2015 baseline. From a transition perspective we are therefore interested in identifying potential stranded assets, which are concretely planned sites, across the medium- and long-term with significant locked-in GHG emissions. Based on our internal investigations that included members from our integrated supply chain, Real estate and Group Sustainability, we have concluded that there are no expected stranded assets and no assets exposed to transition risks. This is based on the fact that in 2024 we have already reduced our Scope 1 and 2 emissions by 85% compared to 2015 meaning a target achievement rate of 95%. We are therefore well on track to achieving our long-term reduction targets. To manage our remaining energy and GHG intensive sites we monitor the emissions of our high impact sites monthly and together with Real estate are investigating novel ways to eliminate the usage of fossil fuels on site. All high impact sites are therefore under control and addressed by climate mitigation plans. From 2025 onwards a new KPI will also be introduced targeted at the CO2-e footprint of our sites. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 193

Please note that no carbon pricing scheme associated with our Scope 1 and 2 emissions (ETS, carbon tax, etc.) has a current material impact on our financial statements. Downstream transition events Under the given low global warming scenario, it is assumed that there is strong socio-economic drive to shift towards a low-carbon economy. With more than 60% of our full value chain emissions residing downstream during the use phase of our products this is our main exposure. This could include energy efficiency policies, market forces demanding energy efficiency improvements and consumer preferences that drive technological advancements. The rapid change could lead to a situation where Philips’ current technological capabilities lag behind those of our competitors and where the locked-in GHG emissions of our products inhibit our Scope 3 target achievement. For a more detailed overview of this risk please refer to our Climate Resilience report that is available via our ESG download page. To manage this risk, we continue our focus on energy efficiency, with Energy as one of four key focal areas of our EcoDesign program. All new product introductions are expected to optimize their energy efficiency. For more information on how EcoDesign can help our target achievement besides the transition towards renewable energy please refer to Philips transition plan for climate change mitigation. For a quantitative assessment of our locked-in GHG emissions associated with our products please refer to Climate change and more specifically our emission associated with purchased goods and use of sold products. Resources allocated to climate change To strengthen our climate resilience from both adaptation and mitigation perspective and meet external commitments (e.g. Science Based Targets) we have allocated resources to reducing our environmental impact and preparing for potential acute and chronic climate related risks. Past and current resources Philips has allocated resources to enhance environmental resilience, including proceeds from the Green and Sustainability Innovation Bonds issued under Philips’ Green and Sustainability Innovation Bond Framework (April 24, 2019). These funds have been invested in Green and Sustainability Eligible Projects aligned with the objectives of: • Reducing value chain emissions (climate mitigation) • Building adaptive capacity (climate adaptation) All bonds issued under the Framework follow the International Capital Market Association (ICMA) Green Bond Principles 2018, Social Bond Principles 2018 and the ICMA Sustainability Bond Guidelines 2018, to ensure that the selected and disclosed projects meet widely recognized criteria. For more information, visit https://www.philips.com/a-w/about/investor-relations/debt.html. We have other expenditures allocated to our environmental objectives. For climate mitigation and adaptation, a subset of the expenditures for the EU Taxonomy reporting are relevant. This is equivalent to approximately EUR 3 million (0.3%) of our EU Taxonomy aligned CapEx related to our actions to improve energy efficiency, phase out fossil fuels and build adaptive capacity on site. Refer to our EU Taxonomy disclosures for more. We have also invested EUR 263 million in Green Innovation in 2024 to support our efforts in reducing our biggest emissions contributors which are purchased goods and use of sold products. In total, our aforementioned expenditures cover these key actions related to our decarbonization levers: • Designing energy-efficient products and collaborating with our customers to reduce emissions during the use-phase • Minimizing our purchased goods emissions by adopting circular economy practices and transitioning to sustainable alternatives • Collaborating with our suppliers to reduce emissions in our supply chain • Reducing emissions from logistics by optimizing our planning horizon • Transitioning to lower carbon-emitting energy at our sites Future resources To ensure we meet our future climate targets and continue to build our adaptive capacity, it is important that future resources are allocated to our target achievement, such as: • Investments in renewable energy and energy efficiency • Development of EcoDesigned new product introductions and partnerships • Infrastructure resilience, flood defense improvements, and climate-resilient, nature-based solutions The final financial planning including future financial resources related to our transition plan is in progress. Philips’ Emission calculation methodologies: Philips reports in line with the Greenhouse Gas Protocol (GHGP). The GHGP distinguishes three Scopes, as described below. The GHGP requires businesses to report on the first two Scopes to comply with the GHGP reporting standards. As per the updated GHGP Scope 2 reporting guidance, from 2015 onward our Scope 2 emissions reporting includes both the market-based method and the location-based method. The market-based method of reporting will serve as our reference for calculating our total carbon footprint. As part of our carbon footprint, Philips also reports on five Scope 3 categories. These are indirect emissions that reside either upstream or downstream and are included in our approved Science Based Target of 42% reduction by 2030. Scope 1 greenhouse gas emissions These are direct emissions caused by company owned and -controlled entities. For example, the burning of fossil fuels and the use of refrigerants or chemicals on-site generates Scope 1-related CO2-e (carbon dioxide equivalent) emissions. Sites report their consumption of refrigerants, and anthropogenic or biogenic-based fuels via our internal sustainability reporting system. Consumption per resource is then aggregated across all sites and multiplied by resource-specific emission factors. This approach is being used for all industrial sites and 80% of our non-industrial sites’ floor area. For all other sites, consumption is extrapolated. For Scope 1 emissions we use two sets of emission factors. For fossil fuels and natural gases, we use the UK Department for Business, Energy & Industrial Strategy (BEIS) database (v1.1 2023 – Global Warming Potentials (GWP) 5th Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 194

Intergovernmental Panel on Climate Change (IPCC) Assessment Report (AR)). For all other relevant Scope 1 refrigerants, we use the IPCC database (Either AR6, v1.2 or v1.5, or AR5, v1.2). Scope 2 greenhouse gas emissions These are indirect emissions caused by the purchase of electricity, heating, steam, and cooling. These emissions are not generated on our sites but are still directly impacted by our consumption level and contractual agreements. We can therefore reduce these emissions by reducing consumption or by ensuring purchased energy comes from low-emission sources. We report on both market-based and location-based emissions. For the market-based approach, we first subtract the amount of renewable energy acquired or self-generated in a specific region from the actual amount of electricity consumed. All renewable electricity claimed by Philips is sourced from the same energy market where the electricity-consuming operations are located, and is tracked and redeemed, retired, or cancelled solely on behalf of Philips. To ensure ‘additionality’, all certificates were generated in 2024 – or maximum six months prior – in the market of consumption and are retired on behalf of Philips. The remainder can then be considered grey electricity, meaning a non- renewable source. We then multiply this by a residual mix emission factor. For more information on our renewable energy methodology please refer to the ESG download page. For the location-based approach, we examine energy purchases and disregard any renewable energy certificates acquired. This amount is then multiplied by grid-average emission factors. The grid emission factors used for the market-based approach are dependent on the location. For sites in the US, we apply the eGrid- specific Residual Mix emission factor (Green-e 2023 v1.1 (2021 Data)), and for sites in Europe we use the AIB European Residual Mixes (2022 v1.1). For all other countries, we apply the IEA emission factors because residual mix emission factors are non-existent for these regions (2023 v1.1 - GWP AR4, or 2022 v1.1 – GWP AR4). For the location-based approach we use eGrid and IEA grid average emission factors (Both v1.1 – GWP AR4). For all other energy purchases we use the emission factors from Bets (v1.1 2023 – GWP AR5). Scope 3, category 1 – Purchased goods and services This includes any emissions generated by the consumption of raw materials, components, packaging, and services that are acquired to create and distribute Philips products. This is partially done in alignment with the Philips EP&L statement and only includes production-related goods (e.g., components and parts) and all services that fall under the GHG Protocol described category. Goods-related emissions are calculated using an average data method and services using a spend- based method. Components and material specific emission factors are determined using EcoInvent (v3.9.1 – GWP AR6). These factors are regularly updated and consider the sourcing as well as raw material processing. The impact of purchased services is in contrast based on an input-output model. To derive emissions the Exiobase database (v3.8.2 – GWP AR5 and AR6) is leveraged, which factors in all activities connected to the corresponding service. Scope 3, category 4 – Upstream transportation and distribution This includes all emissions generated by transporting components, products, or raw materials from one location to another via a mode owned by a third party. This includes both upstream and mainstream (shipment between Philips facilities) related shipments and can include transport via air, road, or sea. Rail transport is rarely used by Philips and therefore has a negligible influence on total emissions. For air freight, road freight or less than a container load ocean freight, the emission factors from BEIS are leveraged (v1.1 2023 - GWP AR5). For full container load transports the emission factors from Clean Cargo are used (version 2022 – GWP AR6). Scope 3, category 6 – Business travel This covers any mode of transportation that is used by employees for business purposes and operated by a third party, excluding commuting. To calculate business travel emissions, we distinguish air travel and automobile travel. For automobile travel, we include leased vehicles and rented vehicles. All other modes of transportation are not considered due to their minimal usage for business purposes and negligible total impact (e.g., trains in the Netherlands run on renewable electricity). The emissions factors from BEIS (v1.1 2023 – GWP AR5) are leveraged as these are updated annually. Scope 3, category 9 – Downstream transportation and distribution This includes all emissions generated by transporting finished goods from a Philips facility or third- party warehouse to a customer via a mode owned by a third party. Please note that we are not always able to clearly distinguish shipments paid by Philips or by our customers, thereby slightly deviating from the GHGP. This can include transport via air, road, or sea. Rail transport is rarely used by Philips and therefore has a negligible influence on total emissions. For air freight, road freight or less than a container load ocean freight the emission factors from BEIS are leveraged (v1.1 2023 - GWP AR5). For full container load transports the emission factors from Clean Cargo are used (version 2022 – GWP AR6). Scope 3, category 11 – Use of sold products To calculate the emissions generated during the use phase of our products we are interested in three key variables: the lifetime energy per device, number of products sold per country and country specific emission factors. It should be noted that the energy consumption during the full lifetime of the products sold is included in the emission calculation of the year of sale. To calculate emissions, the country grid average emission factors from EcoInvent (v3.9.1 – GWP AR6) are used. Only the direct energy need during use is accounted for (e.g., electricity to power our products). For more information on our emission and renewable energy calculation methodologies please refer to the ESG download page. This also includes a detailed analysis of the proportion of emissions calculated using primary data from our suppliers. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 195

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Note II Resource use and circular economy

For Philips, resource use and circular economy has, similar to climate change, been a material topic for many years, reconfirmed also by the DMA conducted in 2024. Our first circularity targets were established in the 1990s when we set recycling targets for our manufacturing sites. Since then, we have continued with waste related targets that build on established measurements in line with global waste standards. Recognizing that circularity goes beyond waste, already in 2016, we committed to deliver 15% circular revenues by 2020, building on experiences from the significant progress through our Green Revenue commitment. This was followed by another commitment in 2018 at Davos to 'close the loop' of our large medical equipment, recognizing the need to also take responsible care of them at their end-of-use.

This chapter details Philips' policies, targets, metrics, impacts, risks, opportunities as well as actions and resources allocated to the transition towards sustainable resource use and a circular economy.

Policies, metrics and targets

Philips' policy and 2025 circularity targets

Our circularity targets are in line with our Environmental Policy, aiming to maximize value with minimal consumption of virgin and non-renewable materials. Philips looks at circularity in its broadest sense, meaning that we do not only address the type and weight of the materials we use, but also, for example, dematerialization (e.g. through digitalization), efficiency (e.g., improving utilization), optimizing products-in-use (e.g. upgrades) and take-back of our products at end-of-use. The accompanying table shows how our 2025 circularity targets relate to increasing the circularity of our resource inflows and outflows while reducing waste. These targets also help to address the impacts, risks and opportunities related to resource use.

Philips Group

Philips 2025 targets linked to circularity of resource inflows and outflows

KPIs	Increase circular design	Increase circular material use rate	Minimize primary raw materials	Increase sustainable sourcing of renewable materials	Ensure waste management
Circular revenues	✔	✔	✔	✔	✔
EcoDesigned NPIs	✔	✔	✔	✔	
EcoHero revenues	✔	✔	✔		
Close the loop on medical equipment		✔	✔		✔
Zero waste to landfill		✔	✔		✔
Circular materials management		✔	✔		✔

Philips tracks progress on its 2025 targets as included in the next table, which also describes key actions to further deliver on these metrics. The progress toward accomplishing these targets is internally monitored on at least a quarterly basis, with quarterly progress externally reported for a selection of these via the Philips results hub.

Philips Group

Progress towards Philips' 2025 circularity targets

Metrics	Unit	2020 Baseline	2022 Results	2023 Results	2024 Results	2025 Targets	Key actions to deliver on 2025 targets linked to strategic circularity areas
Resource inflows & outflows							
Circular revenues	% total revenues	14.6%	18.1%	20.0%	24.4%	25.0%	Grow sales from products, services and solutions that use less virgin materials, optimize product lifetime, and recirculate materials. This relates to the strategic areas of circular design, delivery and financing models, services in use-phase and end-of-use management.
EcoDesigned NPIs	%	N/A	N/A	N/A	100%	100%	Increase EcoDesigned hardware, including circular design of hardware. This relates to the strategic area of circular design.
EcoHero revenues	% hardware revenues	N/A	N/A	15.9%	21.9%	25.0%	Grow sales from EcoHero products that are EcoDesigned and significantly outperform in at least one of the focal areas of EcoDesign. One of the outperformance criteria is related to the strategic area of circular design.
Close the loop on medical equipment	Systems or pieces of equipment	Achieved for large medical equipment				Extend to small medical equipment	Adopt policy to responsibly take-back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. This relates to the strategic area of circular end-of-use management.
Resource outflows (waste)							
Zero waste to landfill	%	2.6%	0.0%	0.0%	0.0%	less than 0.5	Minimize waste to landfill, as part of the strategic area of circular manufacturing and supply
Circular materials management	%	90%	91%	91%	94%	95%	Increase the recirculation of discarded material through prevention, reuse and recycling as part of the strategic area of circular manufacturing and supply

196

We use circular revenues as an overarching target metric that collates practices at Philips related to products, services and solutions that contribute to circularity across all our businesses. It measures the revenue contributions across four of our five strategic circularity areas – Circular design of software and hardware, Circular delivery & finance models, Circular service in-use phase and Circular end-of-use management. Circular revenues addresses circular design, circular material use rate, primary material consumption, renewable resources, plus all layers of the waste hierarchy – from prevention to recycling. Our EcoDesigned NPIs fulfill circular design requirements on, for example, low weight design and sustainable materials that can reduce primary material consumption and increase use of sustainably sourced renewable materials. Requirements to design for disassembly and recycling also support recirculation that improves the circular material use rate. A subset of the EcoHero revenues are related to sales of products that outperform on circular design. These support the increase of circular design, circular material use rate and also minimizing primary raw materials. Hence, this subset of EcoHero revenues is also included in the circular revenues metric. See EcoDesign. For the strategic area circular manufacturing and supply we have separate targets on Zero waste to landfill and Circular materials management that address waste management at our sites including prevention, reuse and recycling. This can, for example, support the provision of secondary materials. See Sustainable Operations. Our target for Close the Loop on medical equipment extends waste management to our customers and beyond our sites, supporting also an increase in circular material use rate and reduction of primary materials. By the end of 2020, Philips ‘closed the loop’ on its large medical equipment by structurally embedding a responsible take-back policy into its customer trade-in offers. This means that for all large equipment that a customer is willing to trade-in at end of use, Philips will, where feasible, take it back for refurbishment and/or parts recovery, or locally recycle it in a certified way to avoid equipment from ending up in landfill. This includes MR, IGT, CT, US and DXR systems. Following our policy implementation for our large medical equipment, Philips is continuing to extend its ’closing the loop’ program to small medical equipment by adapting this policy to fit with the different value drivers, distribution channels and modalities of small equipment. This includes patient monitors, ECGs, and image guided therapy consoles. By 2025, we aim to have a policy in place to responsibly take-back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. This excludes consumables, accessories and non-Philips equipment. Philips’ material flows In addition to tracking progress towards our 2025 circularity ambitions, we are also measuring the impact of these on Philips’ material flows. In 2024, Philips put a total weight of 60 kilotonnes of products & parts, 34 kilotonnes of packaging on the market, 20 kilotonnes of waste and less than 0.07 kilotonnes of chemicals via emissions. As such, the total weight of 114 kilotonnes is used as the reference value for all ‘%’ related reporting on material weight. The main materials that Philips used in 2024 for its products, parts and packaging include plastics (29%), metals (18%), cardboard (13%), and paper (7%). A more granular view on the material inflow content (such as whether it’s reused or renewable) and material outflow potential (its ability to re-enter the technical and biological loops of a circular economy) are depicted in the below table. Philips Group Philips material flows 2024 Total weight of products, parts and materials, waste and VOC emissions 114 kilotonnes Material inflow content Recycled content 22 kilotonnes / 19% Renewable content 30 kilotonnes / 26% Reused content (excl. recycled content) 2.6 kilotonnes / 2% Critical raw materials 7.7 kilotonnes / 6.8% Strategic raw materials 7.6 kilotonnes / 6.7% Material outflow potential Recyclable content 87 kilotonnes / 76% Technical materials 75 kilotonnes / 66% Technical recyclable materials 57 kilotonnes / 50% Technical non-recyclable materials 15 kilotonnes / 13% Biological materials 29 kilotonnes / 26% Packaging is a key contributor to both recycled (10%) and renewable content (21%) in 2024. Additionally, 1% of Philips material flow was from sustainably sourced renewable materials with a certification from, e.g., FSC or ISCC. The numbers are currently low and we are working to improve the reporting process. We continue our efforts to advance our transparency on use of both Critical and Strategic Raw Materials as defined by the European Commission. Our current data shows that most of the critical raw materials (such as aluminum and helium) are also considered strategic. In 2024, the theoretical recyclability of products and packaging was 77% and 97% respectively. While looking at the recyclable content is important, it is also critical to look at the recyclability at a product level. Product design can negatively impact a product’s recyclability, making it harder to recover value from them at the end of their useful lives. To improve product level recyclability of our professional and consumer portfolio, we have developed and started to deploy a recyclability tool that uses product-specific data on the materials and the types of connections used to determine the recyclability rate. Approximately 91% of our total weight is classified either as a technical or biological material. The remaining 9% (3 kilotonnes) includes materials not reported via the EP&L as well as the out of Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 197 scope materials within the EP&L. While biological materials like paper are suitable for biological loops, these are also materials that can be recycled and have a high rate of recyclable content. That is why the recyclable content is higher for our biological materials (100%) compared to our technical materials (50%). For our biological and renewable materials, it is important to note that in line with the 1st priority of the cascading principle, these materials are used in our products and packaging and not for energy purposes. Similar to our renewable materials, 1% of Philips material flow was from sustainably sourced biological materials. The results are similar because most renewable materials are also considered biological. Diagnosis & Treatment and Connected Care contributed with 2.5 kilotonnes of reused materials. This includes our Circular Edition refurbished medical equipment and recirculated parts. Personal Health contributed with 0.01 kilotonnes from refurbished products. Actions Philips circular revenues, which is our overarching circularity metric, increased with 4% compared to 2023. The step-up is mainly driven by contributions from circular design, mostly from low-weight design and use of sustainable materials. Revenues associated with circular services in use-phase dropped, mainly related to reclassifying products within ‘circular service in use-phase’ to other circular revenue categories. This is also one of the main reasons why circular revenues from circular delivery and financing models increased compared to 2023. Philips Group Philips Circular revenues as % of total Philips revenues 5.5% 7.5% 1.9% 6.1% 3.3% 5.2%9.2% 5.7% Circular services in-use phase Circular end-of-use management Circular design of software and hardware Circular delivery and financing models 2023 2024 More detailed actions to deliver on our 2025 circularity commitments are described in subsequent sections. Circular design of software and hardware Our EcoDesign program is a key driver for our Circular Economy program. One of the focal areas of EcoDesign is circularity, which encompasses, for example, the application of recycled and bio-based materials and designing for low weight, durability, disassembly, and recycling. A subset of EcoDesigned products, those which specifically outperform on the focal area of circular design, will therefore also be counted as contributing to circular revenues target metric. These include, for example, products that meet defined thresholds on reduced weight compared to competitor products or their predecessors. Durability is a product’s ability to remain functional and relevant when used as intended and can be expressed through different ways such as reliability and lifetime. At this moment, Philips cannot report on the durability of its product groups compared to industry average, as there are no publicly available industry averages for our product groups. We however continue our efforts to optimize lifetime either through circular design requirements (by outperforming on our EcoDesign requirements for ‘design for durability & reliability’ vs predecessor) or for which lifetime extensions and refurbishment can be offered. Most of our medical equipment portfolio is serviceable, including service instructions for professional maintenance, and spare parts and support availability over the product lifetime. Consumer products are being redesigned as required to meet all relevant new standards and regulations including Right to Repair regulations and the EU Battery Directive, if applicable and required. Philips strives to improve professional and consumer repairability of its products, and our design process includes tools to assess repairability. Circular manufacturing and supply In line with our ambition for fully circular operations, Philips applies Lean methodologies to improve processes and continuously reduce the environmental footprint across our sites. Circular materials management is our leading KPI and is not expressed in circular revenues. We retain as much as possible material value of our waste stream through waste management and increasing circular practices at our sites. Waste related to biological materials is taken care of according to the cascading principle, which is similar to the waste hierarchy for which we apply with regards to waste from technical materials. We team up with our supply chain partners to find circular solutions for discarded materials, for example in the ’waste to value’ initiative. For inbound supplier packaging, we aim to replace single-use packaging with more sustainable solutions like reusable boxes to contribute to our packaging waste ambitions from recycling to re-use and reduce. For example, at the Philips Personal Health Industrial Site in Zhuhai 0.8 kilotonnes of plastic waste and 0.4 kilotonnes of cardboard waste were prevented by implementing reusable plastic trays to replace cardboard box partitions and implementing circular systems in which boxes are continuously sent back to the suppliers for them to use again for the supply of future shipments. Through initiatives like this in 2024, a total of 4.8 kilotonnes of waste were prevented or reused, thereby averting end of life emissions of 3.0 kilotonnes of CO2-e (assuming incineration as end-of- life treatment). For more information, please refer to Sustainable Operations. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 198

Circular delivery and financing models Circular delivery and financing models enable ecosystem partners, including customers and suppliers, to work closely together on products that incentivize material efficiency across the company’s value chain. This includes leasing, rentals, and service-based models such as Enterprise Monitoring as a Service (EMaaS) and mobile cardiac telemetry monitoring. By subscribing to EMaaS, customers gain access to critical patient monitoring capabilities and managed services. This can help advance staff’s capabilities and analyze performance across care settings to help improve workflows. A collaborative Life Cycle Assessment (LCA) conducted with Jackson Health System in Miami-Dade County, Florida also showed Philips patient monitors can help reduce carbon emissions by 685.1 tonnes of CO2-e or 47% compared to previous systems. Through digitalizing documentation flow and telemetry monitoring, the customer was able to eliminate the need for an estimated 6.5 million sheets of paper and 420,000 disposable AA batteries, which can allow the health system to save $1.2 million over a 10-year device lifetime. For our consumer products, we offer, for example, rental programs for Lumea IPL and the Avent breastpump. When the rental period is over, we take the product back and wherever possible, refurbish it so it can be used by another consumer. Circular delivery and financing models also include digital solutions that drive dematerialization, helping to further reduce resource use. Our businesses develop and operate cloud-based informatics solutions for customers, which use less resources compared to running these solutions on IT hardware on premises. For instance, Philips is further advancing our digital pathology solutions with AWS. Digitalizing pathology also reduces the need to process and store glass slides while improving workflow efficiency. Circular service in use-phase During the use-phase of our products, we help our customers to optimize the use of our products to maximize their value. For example in 2024, we upgraded almost 3000 medical systems around the globe combined for HPM, MR, CT, Image Guided Therapy and Ultrasound. For example, our MR SmartPath portfolio helps customers to re-use their existing magnets and convert these to the next-generation MR. Our software upgrades like SmartSpeed increases imaging speed by up to a factor of 3* while reducing power consumption on average by 32% per patient scan** while still using the same equipment. * Compared to Philips SENSE imaging. ** Applicable to BlueSeal SE. Philips SmartSpeed power consumption versus Philips SENSE based scanning. Based on COCIR and in-house simulated environment. Results can vary based on site conditions. Circular end-of-use management Keeping materials in circulation is a vital element of the circular economy. Philips strives to recirculate products and parts that come back to our operations. Medical equipment Operationalizing our ’closing the loop’ commitment has reduced our environmental footprint by enabling us to reclaim more and triage for re-use at highest value. In 2024, as part of ‘Closing the Loop’ Philips: • Reclaimed more than 8,600 systems or pieces of equipment, driven largely by the take-back program for patient monitors (more than 5,800 patient monitors). This is lower than 2023 where we reclaimed 11,500 systems or pieces of equipment. This drop is mainly attributed to less Philips systems and equipment made, influenced also by market conditions. • Managed our active refurbished systems (Circular Edition) installed base of over 10,000 systems. • Locally recycled 0.3 kilotonnes of medical systems and equipment through our certified global recycling network. This is a decrease compared to 2023 where 0.5 kilotonnes was locally recycled. The results are however not comparable to 2023 due to an improvement in the reporting methodology. We have more than 30 years of experience providing hospitals with refurbished systems. Our refurbished portfolios (Circular Edition), offer refurbished imaging systems that are ‘as good as new’ across MR, CT, Ultrasound and Image Guided Therapy Systems, with the same high-quality standards, warranty and service performance levels as you expect from new Philips systems. Our Circular Edition refurbishment factories are compliant with ISO standard 13485 and ISO 14001. In 2024, Philips re-used on average 84% of material weight from returned MR, CT, US and IGT systems during refurbishment, thereby reducing the need for additional materials. The reuse of materials also drives carbon emission savings. For example, the carbon footprint of a refurbished Azurion 7 C20 system is 28% lower compared to a new one, saving 26 tonnes CO2-e emissions, thanks to reusing more than 2,457 kg (80%) of the material weight. This translates to 60% less Scope 3 emissions for a hospital versus a new system. When shifting to renewable electricity during use, the carbon footprint saving goes up to 55%***. In addition, Philips has also recirculated more than 100,000 parts for use again with customers. This includes repaired and recovered parts from the take-back of medical equipment and parts, including also All Parts Medical. *** Comparison of a new Azurion 7 C20 and a refurbished Azurion 7 C20. Based on Life Cycle Assessment (LCA) in line with ISO14040/44 and using ReCiPe2016, EcoInvent3.9.1 database including global average energy mix, COCIR standard for energy consumption, and the average reused weight percentage during refurbishment in Best in 2023. Results will vary based on amount, system type and age of returned systems as well as the country due to, amongst other things, source of energy and logistics. Supply chain emissions refer to all life cycle stages, excluding use-phase and end of life. For a healthcare customer this is equivalent to Scope 3 emissions - for more information, refer to the Greenhouse Gas Protocol. Consumer products In 2024, we offered refurbished products in 16 countries that also come with a warranty. Our refurbished products include Lumea IPL, shavers, hair care products and baby monitors. This year, we also started to offer refurbished toothbrushes. While we proactively engage with our Business-to-Business customers, including retailers, to responsibly take care of products at end-of-use, products are also disposed via local take back systems. These are discarded by consumers at the end of their useful life, and they are eventually processed by national collection and recycling schemes. Europe has advanced schemes, and in accordance with the recycling rates published for packaging and the EU Waste Electrical and Electronic Equipment (WEEE) regulations, we estimate that approximately 9 kilotonnes of products (in WEEE category 5) and packaging from our Personal Health business units were recycled in the EU in 2024. This is a decrease compared to the previous year (11.8 kilotonnes), mainly attributable to a shift in methodology for packaging, and lower packaging volumes put to market. The weight of recycled consumer products & packaging is estimated by multiplying the weight of products and Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 199 packaging put to market (stemming from the Philips Environmental Profit and Loss Account – EP&L) with the EU WEEE recycling rates. For products, we use a 3-year average weight put to market, and for packaging we use the weight put to market in the reporting year only. This is a slight change from last year, where we used a 3-year average for both. The change in methodology for packaging is because we assume that packaging is disposed of in the year of purchase. Due to this change, this year’s figure is not comparable to last year. Impact, risk and opportunity management In this section, Philips’ nature risk assessment approach (including risks related to resource use and circular economy), and the results of this assessment, will be explained. Philips nature risk assessment approach Philips recognizes the importance of identifying, assessing and mitigating nature-related risks to ensure business continuity and resilience. The Task Force on Nature-related Financial Disclosures (TNFD) report provides information needed by investors, lenders, insurance underwriters, and other stakeholders to appropriately assess nature-related risks and opportunities, including those related to ESRS E5. To identify and evaluate our impacts and dependencies (actual and potential) and assess related risks and opportunities related to resource use and circular economy, we applied the Locate, Evaluate, Assess, and Prepare (LEAP) approach, in line with the recommended approach of TNFD. This approach constitutes four stages: Locate (Philips’ interface with nature), Evaluate (Philips’ dependencies and impacts on nature), Assess (Philips’ nature-related risks and opportunities) and Prepare (to respond to and report on material nature-related issues). This is also aligned with the recommended disclosures for Task Force on Nature-related Financial Disclosures (TNFD). As part of the Locate stage, we determined the scope of our risk and opportunities assessment includes Philips’ businesses, regions, and functions focusing on Philips’ 23 manufacturing sites. To apply the LEAP approach, Philips used multiple available tools such as an external risk insurance tool (Munich Re), the Ecosystem Intelligence tool (Ecometrix), and the Philips EP&L. Local teams at our manufacturing sites were involved in the impact assessment to identify high priority nature-related risks and opportunities. As part of the improvement opportunities in developing the LEAP approach, we aim to expand the consultations with local affected stakeholders in the coming years. Philips nature risk assessment results In the Evaluate stage, the dependencies analysis results showed dependencies on the ecosystem services like resource extraction. While resource extraction occurs outside the scope of our manufacturing sites, we further assessed its dependencies and impacts on material flows based on 2023 EP&L data. See Philips material flows for more information. The highest dependencies identified are: Paper & Cardboard (29%), Plastics (29%) and Metals (21%). In terms of materials type, the highest impacts are caused by metals (including processing) (37%), PCBs (33%), and electronics components (10%). Overall, the majority of the material impacts are found in the upstream value chain. As part of the Assess stage, we applied the same time horizons in the climate-related risk assessments. These timeframes are agreed in the Kunming-Montreal Global Biodiversity Framework (GBF) for ‘halting and reversing nature loss’ and ‘living in harmony with nature’. See Philips transition plan for climate change mitigation. The main physical and transitional risks include: Physical Philips only uses limited amounts of water, but four manufacturing sites are located in water- stressed regions. Continued and/or expansion of business operations could place additional stress on scarcer water supply. Transitional A high priority risk identified is the volatility of costs of materials due to change in global abundance of resources: Our analysis suggests that the highest risk stems from rising costs from material scarcity due to various geopolitical drivers as well as developments in the non-renewables market in the upstream value chain. Secondly, Philips could face challenges in incorporating EcoDesign criteria from new or upcoming legislation into its products and services. The Prepare phase establishes metrics and targets related to nature-related dependencies and impacts. These have been set as part of our ESG 2025 commitments. For targets linked to circularity of resource inflows, outflows and waste management, see Philips’ policy and 2025 circularity targets. Allocated Resources to Resource use and circular economy To support the transition towards a circular economy and ensure we meet our external circularity commitments, we have allocated resources. Past and current resources Part of Philips resources is from the proceeds of the Green and Sustainability Innovation Bonds that were issued under Philips’ Green and Sustainability Innovation Bond Framework dated April 24, 2019. Refer to Climate change for more information. In addition to the proceeds, we also have other expenditures allocated to our environmental objectives. For circular economy, a subset of the expenditures for the EU Taxonomy reporting are relevant. This is equivalent to approximately EUR 83 million (13%) of our CapEx related to our actions to grow circular revenue sales from 'Circular delivery and financing models' and 'Circular end-of-use management'. The former amounts to EUR 72 million from 'CE4.1 Provision of IT/OT data driven solutions' and 'CE5.5. Product-as-a-service and other circular use- and result oriented services'. Their expenditures relate mainly to property, plant, equipment and Right-of-Use assets (75%) followed by intangible assets (25%). The expenditures of ‘Circular end-of-use management’ amounts to EUR 11 million from 'CE5.1 Repair, refurbishment and remanufacturing' and 'CE5.2 Sales of spare parts'. Their expenditures only relate to property, plant, equipment and Right-of-Use assets. Approximately EUR 361 million (19%) of our OpEx expenditures relate primarily to our actions to grow circular revenue sales from 'Circular delivery and financing models'. This amounts to EUR 357 million from 'CE4.1 Provision of IT/OT Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 200

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information data driven solutions' and 'CE5.5. Product-as-a-service and other circular use- and result oriented services'. Their expenditures relate primarily to research and development (62%) and the remainder to property, plant and equipment related costs including short term leases (38%). Refer to EU Taxonomy disclosures. We have also invested EUR 263 million in Green Innovation in 2024 to support our efforts on circularity such as increasing circular design and shifting to cloud.

Future resources

The final financial planning including future financial resources related to our transition plan is in progress.

EcoDesign

EcoDesigned New Product Introduction (NPI) and Green Innovation

A target metric for the EcoDesign program is EcoDesigned NPIs, measuring new product introduction that are designed to meet the criteria for EcoDesigned Product that must comply with all applicable legal requirements, Philips policies, and all stated EcoDesigned Product requirements in our four focal areas: Energy, Substances, Circularity and Packaging.

For Energy, we, for example, set requirements to deliver low energy consumption during use and standby. For Packaging, we design for minimal weight and volume and maximized recyclability while also using sustainably sourced and recycled materials. Our Circularity requirements include designing with minimal materials, using sustainable materials and optimizing design for e.g. disassembly. For Substances, we work to phase-out hazardous substances and ensure full compliance with the Philips Regulated Substances List (RSL).

Our Green Innovation – the Research & Development spend related to the development of EcoDesigned Innovation and Circular Innovation. EcoDesigned Innovations include innovation projects that are designed to contribute to our EcoDesign requirements while Circular innovations relate to innovation projects that primarily aim to contribute to circular revenues.

Philips Group

Green Innovation per segment in millions of EUR



168
4
40
31
93
2022
142
2
33
29
78
2023
263
0
60
94
109
2024
Other
Personal Health
Connected Care
Diagnosis & Treatment

Diagnosis & Treatment

Philips develops innovative solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the limits of natural resources. Investments in Green Innovation in 2024 amounted to EUR 109 million compared to EUR 78 million in 2023. Energy efficiency is a key area of focus, especially for our large imaging systems such as MRI. Through circular design (both part of our Circular Economy Program and our EcoDesign program), Philips also pays particular attention to enabling reduction in use of virgin materials, for example, through designing for low weight and enabling the upgrading and re-use of our products. This helps to further increase the value created and decrease the environmental impact Philips can deliver during product use, but also from returned systems as part of our closing the loop commitment on medical equipment.

Connected Care

Philips' connected health solutions integrate, collect, combine, and deliver quality data for actionable insights to help improve access to quality care, while respecting the limits of natural resources. Green Innovation investments in 2024 amounted to EUR 94 million, a significant step up compared to 29 million in 2023, mainly driven by investments in new product introductions. For the hardware designs, we are focusing on our focal areas, especially reducing energy and phasing out hazardous material.

201

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Personal Health

Green Innovation investments in 2024 amounted to EUR 60 million, compared to 33 million in 2023. Personal Health continued its work on improving the energy efficiency of its products, and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact and childcare products. New hairdryers have been launched that are more energy-efficient, with an average efficiency improvement of more than 15% compared to the 2020 baseline. Personal Health also continues to increase circularity by, for example, using sustainable materials in products and packaging. As part of our Personal Health Packaging Program, we have launched additional paper-based packaging solutions for e.g. OneBlade, Baby Monitors and electrical power toothbrushes as part of our transition and phase out of single use plastic from our consumer packaging.

Other

The segment Other invested EUR 0 million in Green Innovation in 2024, compared to 2 million in 2023. As part of the new operating model, most investments shifted toward the business segments.

EcoHero Revenues and Green Revenues

Another target metric under the EcoDesign Program is EcoHero revenues, which are generated from products that meet all EcoDesign requirements applicable to new product introductions and outperform in at least one of the focal areas of EcoDesign (Energy, Packaging, Substances and Circularity) either compared to their predecessor or relevant benchmarks, or meeting a set threshold, supported by a sustainability claim. Green Revenues is an additional metric on revenues generated by EcoDesigned products, refurbished products, rentals, leases, as-a-service, upgrades and green services.

Philips Group
Green Revenues per segment in millions of EUR unless otherwise stated


71.7%
70.5%
76.4%
12,775
0
3,278
2,252
7,245
12,811
52
2,723
2,924
7,112
13,689
0
3,343
3,047
7,299
2022
2023
2024
As a % of sales
Other
Personal Health
Connected Care
Diagnosis & Treatment

Diagnosis & Treatment

EcoHero revenues from Diagnosis & Treatment were 32.9% in 2024. A notable EcoHero launch in 2024 is Radiography 7000M from DXR. Compared to its predecessor (MobileDiagnost wDR), energy consumption is 51% lower. Additional improvements are 22% lower system weight and 13% less packaging weight. Other EcoHeroes include the CT Incisive platform with reduced weight, Ultrasound Epiq and Affiniti with reduced energy compared to their predecessors and the MR 1.5T systems with low helium usage. On average, 1.5T ZBO magnets lose about 1200 liters of liquid helium over 10 year lifetime globally, compared with 0 liters for BlueSeal magnets*. With 1,500 units installed globally, MRI scanners equipped with Philips' BlueSeal magnet technology have already saved more than 2.75 million liters of helium, since 2018. This year Philips also announced the new BlueSeal XE and SE. Its main environmental benefit compared to predecessor models Ambition X and S, is the standard feature PowerSave+ which ensures additional energy savings by switching automatically to stand-by mode within 30 minutes of idle time. This reduces power consumption by up to 45% and saves up to 40MWh in energy per year **. With EUR 7.3 billion, Green Revenues amounted to 83% of total sales.

* Based on typical performance of 1.5T ZBO magnets (Ingenia systems) in the Philips installed base.
** Philips stand-by versus ready-to-scan mode. Results can vary based on site conditions

202

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Connected Care

Connected Care's EcoHero revenues were 5.6% in 2024. Examples of an EcoHero include patient monitors MX750 and MX850. In comparison to it's predecessor (MX800) the MX850 and the MX750 have a significant better energy efficiency. For the MX850 the energy consumption is reduced by 20%, for the MX750 around 30%. With EUR 3.0 billion, Green Revenues amounted to 59% of total. An example is the Philips EcoDesigned PageWriter TC35 cardiograph, with reduced power in on-mode compared to its predecessors TC 20 and TC 30.

Personal Health

EcoHero revenues from Personal Health were 17.1% in 2024. One example of an EcoHero for Personal Health is the Oral Healthcare Brush Head with biobased content. In our Mother and Child Care portfolio, Philips launched a new baby monitor with 50% mechanically recycled ABS material in the housing, coming in a paper based packaging. With EUR 3.3 billion, Green Revenues were equivalent to 96% of total sales, demonstrating the maturity of the Personal Health business in EcoDesign.

Waste

In 2024, our manufacturing sites generated 20 kilotonnes of waste, an increase of 4% compared to 2023, mainly driven by the increased amount of reused materials reported from our two sites in the US. The reused materials represent 13% of the total waste in 2024 compared to the 9% in 2023. In the Personal Health segment the waste increased significantly, by 19% due to increased operational waste of the reused materials. Diagnosis & Treatment waste in 2024 was comparable to 2023. Connected Care decreased waste by 31% due to decrease in operational waste at Sleep & Respiratory Care Sites.

Philips Group
Total waste in tonnes

	2020	2021	2022	2023	2024
Diagnosis & Treatment	19,703	9,974	10,694	9,422	9,424
Connected Care	3,475	2,753	2,899	2,276	1,580
Personal Health	7,929	9,477	9,209	7,677	9,153
Philips Group	**31,107**	**22,204**	**22,802**	**19,375**	**20,157**

Until 2020, total waste consisted of waste that is delivered for landfill, incineration, waste to energy or recycling. We extended the scope with materials sent for re-use and other recovery as of 2021. Total waste does not include waste prevented.

Materials delivered for re-use, other recovery or recycling via an external contractor amounted to 18,485 tonnes, which equals 92% of the total waste. Non-recycled waste, classified as materials delivered to incineration and landfill amounted to 1,672 tonnes, which equals 8% of the total waste of which 67% comprised non-hazardous waste and 33% hazardous waste.

The total amount of non-recycled waste (subtracting recycled waste from total waste) is 4,211 tonnes, which equals 21% of the total waste of which 2,528 tonnes are prepared for reuse.

We recorded 2,314 tonnes of waste prevented in our own activities in 2024, compared to 1,531 tonnes in 2023. Philips did not produce any radioactive waste in 2024.

Philips Group
Total waste by destination in tonnes

	Total waste generated	Hazardous waste	Non-hazardous waste
Preparation for reuse	2,528	1	2,527
Recycling	15,946	1,551	14,395
Other recovery	11	-	11
Waste diverted from disposal by recovery operation	**18,485**	**1,552**	**16,933**
Incineration (with energy recovery)	1,109	178	931
Incineration (without energy recovery)	365	358	7
Landfill	198 [1]	11	187
Waste directed to disposal by disposal operation	**1,672**	**547**	**1,125**
Total waste generated	**20,157**	**2,099**	**18,058**

[1] 1.1 tonnes out of 198 tonnes of waste sent to landfill, excluding one-time-only waste and waste delivered to landfill due to regulatory requirements

The total waste destinations are fully categorized above. There is no waste generated that is destined for other disposal methods. Our sites addressed both the Circular Materials Management percentage as well as waste sent to landfill, as part of our ESG commitments; refer to Definitions and abbreviations for the definition of Circular Materials Management.

The Circular Materials Management percentage has replaced the recycling percentage in 2021. In 2024, 94% was achieved compared to 91% in 2023, the change was mainly driven by improving operational waste management for instance through reuse of materials and through establishing new partnerships for previously non-recycled materials.

Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2024 our manufacturing sites reported 1.1 tonnes of waste sent to landfill, a significant decrease compared to 2.7 tonnes in 2023. All our 23 industrial sites achieved Zero Waste to Landfill status in 2024.

203

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Total waste by composition in tonnes

	Waste generated	Waste diverted from disposal	Waste directed to disposal
Metal waste	4,296	4,238	58
Wood waste	4,237	4,227	10
Paper/cardboard waste	3,092	3,087	5
Plastic waste	2,669	2,568	101
Chemical waste	2,112	1,571	541
Municipal (mixed) waste	2,054	1,162	892
Electrical and electronic waste	535	526	9
Other	1,162	1,106	56

For all waste types and waste destinations, preparation for proper treatment takes place. This preparation is case specific; in some cases it includes separation, inspection and cleaning.

The measurement of all the metrics included above for waste were validated by the assurance provider and no further external bodies.

Philips methodologies for 2025 circularity targets:

Circular revenues: Propositions that qualify for circular revenues must comply with the requirements for at least one of the circular revenue categories. These include, among others, products with low weight or containing a minimum threshold of recycled or bio-based plastics, as-a-service models, software running on cloud, telehealth, upgrades, lifetime extensions, and refurbished equipment. Each contribution is underpinned and connected to sales via Philips management accounting data or via inputs linked to other IT systems. Circular revenues is a financial based metric, providing us with an integral overall view of how we progress and is primarily a steering metric that helps us to move the organization in one overarching direction. It should be seen as one of the multiple metrics needed to drive a business to circularity and to report on its impact. Circular revenues do as such not measure the environmental impact – however, we do measure its scientific impact on our material flow metrics. For more information, please refer to our joint publication with KPMG: 'Driving circularity in a multinational - Lessons from Philips'.

Circular Materials Management: Circular Materials Management is a KPI for promoting an increase in the proportion of waste treated using waste management hierarchy levels that are circular: prevention, re-use, and recycling. Circular Materials Management % is the proportion of materials managed circularly in comparison to the total used materials baseline. The total used materials baseline is the total of both circular and linear waste, excluding linear disposal of waste that is required by law. Circular Materials Management includes recycling, re-use, prevention and other recovery (e.g. repurposing). It excludes all linear disposal, which is classified as waste to energy, incineration and landfill. Philips estimates waste prevented by calculating the reduction in waste generation resulting from in its own activities, based on the Circular Materials Management method.

Close the Loop on medical equipment: While our target is to adopt a policy to responsibly take-back all professional medical equipment, we monitor the impact of our Close the Loop on medical equipment by measuring the amount of reclaimed Philips equipment. This refers to the number of systems or pieces of equipment that is returned to us for refurbishment, parts recovery or local recycling. As part of the reporting process, we use the technical expertise of Philips experts.

EcoDesign NPI: The EcoDesign adherence of new product introductions is measured at two milestones during the product development process. The measurement includes the parts subject to design change for all hardware products where Philips is the design owner and that results in a full product or system, following the Philips PDLM (Product Development, Launch and Maintenance) process. This excludes for example software, consumables and minor part modifications. Acquisitions and ventures are included once the integration of the EcoDesign process has been completed. The evaluation is performed by internal EcoDesign experts, based on pre-defined criteria that are captured in the Philips EcoDesign requirements standard.

EcoHero Revenues: The EcoHero adherence is underpinned similar to EcoDesign new product introductions and connected to sales limited to hardware, measured via Philips management accounting data. They are expressed as a percentage of all revenues related to hardware. A product or solution that has been determined to contribute to EcoHero or Green Revenues will continue to do so until it is decommissioned.

Green Revenues: Revenues reported as 'Green' are a combination of revenues related to products that were evaluated to meet the EcoDesign criteria at time of introduction and revenues generated by green services, upgrades and refurbished products. Green revenues are measured via Philips management.

Green Innovation: Green/EcoDesigned Innovation is measured by the financial spend related to R&D projects that directly contribute to the intended development and maintenance of EcoDesigned or Circular products, technologies or services. The evaluation is performed by internal EcoDesign experts, based on pre-defined criteria that are captured in the Philips standard on Green Innovation.

Zero Waste to Landfill: A site is classified as 'zero waste to landfill' if less than or equal to 0.5% of the total regular waste reported by the site is sent directly to landfill via an external contractor. This excludes one-time waste and waste that is landfilled due to a regulatory requirement.

Philips material flow methodology:

For our materials flows, we measure the following attributes: recycled, renewable, biological, technical, recyclable, critical raw materials and strategic raw materials. These are mainly measured via our EP&L, which is one of our main data sources capturing the Bill of Materials (BOM) of reference products and packaging as well as waste data. The packaging BOM for Personal Health businesses (with the exception of certain Mother and Child Care products) is determined via the WEEE packaging data and assumes an average weight per material. The methodology to use different sources is the best estimate by Philips and we allow a 5% deviation in weight. The waste

204

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information and VOC emissions data comes from an environmental reporting tool and a sub-set of these are also integrated into our EP&L. We also report on reused content from recirculated parts and refurbished (healthcare and consumer) products. For parts, we use inputs from other IT systems. For the reporting on reused content, the re-used weights from our refurbished equipment are calculated based on a 1-year average re-use % per equipment multiplied by its original weight. For X-ray tubes, only the re-used material weight is considered. For the re-used and refurbished products from Personal Health, as well as reused spare parts for our medical equipment, we have assumed that all product and part weight have been re-used. For shavers, however, we assume the shaver head is always replaced. Since there are different reporting methodologies for reused vs recycled content, there is no double-counting between these metrics. For our biofuel reporting, we have assumed this is equivalent to wood, which is mainly used in our packaging. We have used the technical expertise of Philips experts for our material flow reporting with recycled content and critical & strategic raw materials as exception.

For more information on our calculation methodologies please refer to the ESG download page.

Philips Circular end-of-use management methodology:
Locally recycled medical systems and equipment: To report on the recycling of our medical systems and equipment as part of 'Closing the loop', we use primary data from our certified recycling network from which documentation is received on the total material weight. This is then multiplied by the product-level recyclability for total recycled weight. The latter is an improvement in the methodology compared to previous year.

Philips Environmental Profit & Loss account and Material Flow reporting methodology:
The Philips Environmental Profit & Loss (EP&L) account measures our environmental impact on society at large. The EP&L account is based on Life Cycle Analysis methodology in which the environmental impacts are expressed in monetary terms using specific conversion factors. The outcomes help us to assess the highest impact areas, but we do not have targets for the EP&L. Our material flow captures the weight-based flow of materials from our products, parts, and packaging and sites waste, including Volatile Organic Compound (VOC) emissions, across its lifecycle with Philips. From our material flow, we derive the total weight of materials put to market in the reporting year.

For more information on our calculation methodologies please refer to the ESG download page.

Note III Other environmental information

Sustainable Operations

Our Sustainable Operations program relates to improving the environmental performance of our manufacturing facilities and focus on most of the contributors to climate change, circular economy and biodiversity & ecosystem services, addressing also for example water, recycling of waste and chemical substances. Of the topics described below, water and pollution are not material topics as per the 2024 DMA.

Philips Group
Sustainable Sites

	baseline year 2020	**Actual 2024**	target 2025
Total CO_2 from manufacturing[1]	0 kilotonnes	0 kilotonnes	0 kilotonnes
Water withdrawal[2]	753,508 m^3	672,608 m^3	5% reduction
Zero waste to landfill	2.6%	-	less than 0.5%
Circular Materials Management	90%	94%	95%
Hazardous substances emissions	2,465 kilos	1,216 kilos	25% reduction
VOC emissions	79 tonnes	69 tonnes	10% reduction

1 Net carbon footprint, includes offsets
2 Baseline 2019

Water

Total water withdrawal in 2024 was 672,608 m^3, a 5% decrease compared with 2023 and a 11% reduction compared with 2019 (pre-COVID level). Diagnosis & Treatment, which consumes 49% of Philips' total water usage, recorded a 3% increase, mainly caused by increased manufacturing activities at a site in Costa Rica. Personal Health recorded a 12% decrease, as a result of process improvements at our sites in the Netherlands and Indonesia. Connected Care showed a decrease of 11%, due to improvement actions at our sites in Germany and the United States. The data was restated for the reporting years 2019-2023 due to an updated groundwater withdrawal methodology in 2024. This caused a significant increase at one Personal Health site.

Annually, we undertake thorough assessments of both our operational sites and strategic suppliers to address potential water-related risks. Even though not considered as material in our DMA, we recognize the importance of responsible water management. We utilize publicly accessible tools such as the Aqueduct Water Risk Atlas by WRI and WWF Water Risk Filter to define and respond to these risks. This comprehensive process evaluates the vulnerability of our sites to various risks including water stress.

While Philips is not a water-intensive organization, this practice ensures the uninterrupted continuity of our operations and the provision of high-quality Water, Sanitation and Hygiene (WASH) services at all our sites. Among our facilities, six locations have been identified as exposed to substantive financial and strategic risks related to water. Three sites in China and Indonesia are

205

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information highly vulnerable to coastal flooding and one sites in India is vulnerable to heavy precipitation. Furthermore, six sites are in regions with extremely high water stress and three sites in regions with high water stress in the US, India, China, Israel, Germany, and the Netherlands.

We are proud to have again received an 'A' score for disclosure transparency on water security in the CDP Europe 2024, demonstrating our ongoing commitment to water risk management and sustainability practices.

Philips Group
Water withdrawal in thousands of m^3

	2020	2021	2022	2023	2024
Diagnosis & Treatment	286	337	310	324	333
Connected Care	116	119	111	99	88
Personal Health	259	282	302	286	252
Philips Group	**661**	**738**	**723**	**709**	**673**

In 2024, 93% of water was purchased and 7% was extracted from groundwater wells.

Hazardous substances emissions

Compared to heavy industry, our sites have relatively few chemical emissions and we have voluntary targets to reduce them. However, most of our manufacturing operations have processes that result in some emissions to air and water. Therefore, we carefully monitor all emissions and are working to limit hazardous chemical and VOC emissions. Many of these decisions happen at the product and process design stage.

Philips Group
Hazardous substances emissions in kilograms

	2020	2021	2022	2023	2024
Diagnosis & Treatment	92	181	175	158	162
Connected Care	20	1,239	863	781	708
Personal Health	455	1,242	510	362	345
Philips Group	**567**	**2,662**	**1,548**	**1,300**	**1,216**

At Philips, we want to track the impact of chemical substances on a life-cycle basis and, based on a risk-level classification and precautionary principle, to ensure implementation in an active and practical way. The Classified Substances List (CSL) has been set up to manage, restrict, control and/or monitor chemical substances according to regulation requirements and/or known risks. In our CSL, we label substances with known harmful effects on health and the environment as 'Risk Level II'. This classification requires action to minimize exposure and emissions. For our chemical reduction program ending in 2020, we used the 2015 CSL. In 2021, we began a new 5-year program with an updated CSL that includes many more chemicals. As a result, the 2021 figures are significantly higher than those in 2020 due to global protocol advancements. In 2024, we continued our efforts to adopt safer chemicals, reducing exposure to carcinogenic, mutagenic, and reprotoxic hazards at our industrial sites. The hazardous substances emissions amounted to 1,216 kg in 2024, which is a 6% reduction compared to the 1,300 kg in 2023. In the Diagnosis & Treatment segment the emissions increased by 3% due to the repair activities in US sites. The emissions in the Connected Care segment amounted 708 kg, which is a 9% reduction compared to the prior year caused by replacing harmful chemicals and lower production volumes. In the Personal Health segment the hazardous substances emissions were 345 kg in 2024, 5% reduction compared to 2023.

VOC emissions

Philips Group
VOC emissions in tonnes

	2020	2021	2022	2023	2024
Diagnosis & Treatment	44	42	38	34	38
Connected Care	3	3	2	2	2
Personal Health	32	33	37	38	29
Philips Group	**79**	**78**	**77**	**74**	**69**

Volatile Organic Compounds (VOC) can easily become airborne, leading to health issues. Through photochemical reactions with carbon monoxide and nitrogen oxides (NOx), VOCs form ground-level ozone. This ozone is capable of traveling long distances, impacting remote areas and ecosystems.

To address this, Philips is implementing low-VOC processes and alternatives, alongside enhanced collection and treatment methods, to achieve emission reductions. The Personal Health site in Indonesia has installed an efficient VOC treatment facility, successfully reducing annual emissions by over 7 tonnes in 2024. This reduction was achieved through a well-designed system for collecting and treating emissions from the painting processes. Additionally, low-VOC cleaning materials have been sourced, tested, and implemented across other sites, following strict internal validation.

VOC emissions decreased by 7% in 2024, to 69 tonnes compared to 74 tonnes in 2023. The Personal Health businesses, which represent 39% of total VOC emissions, decreased by 24% due to effective control of waste air treatment improvement in Asia sites. VOC emissions in the Connected Care businesses remains at the same low level. VOC emissions at the Diagnosis & Treatment business units (representing 51% of total VOC emissions) increased by 12%, mainly driven by the cleaning activities for hygiene purposes in our site in Costa Rica.

ISO 14001 certification

The Philips manufacturing sites are certified individually by external certification bodies. In 2024, 100% of reporting manufacturing sites were certified. Plymouth site achieve the certificate in 2024. Smaller sites are required to maintain environmental management systems while external certification is not mandatory.

206

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
ISO 14001 certifications as a % of all reporting organizations

	2020	2021	2022	2023	**2024**
Philips Group	81%	92%	96%	96%	100%

Environmental incidents

In 2024, one environmental incident was reported by at a Diagnosis & Treatment site were a sinkhole that was previously remediated has re-opened. This incident was followed by investigations and remedial actions.

No environmental incidents nor non-compliances were reported at Connected Care sites.

In Personal Health, two sites reported two environmental incidents. One incident was due to a wastewater leakage in the past year, where immediate actions were taken. There was no groundwater pollution, although minor contamination was detected on the upper soil. The remediation was closed in 2024. The other incident was due to fires near to one of our factories. Considerable amounts of water were consumed, addressing both air and water concerns in the affected area.

To find out about our sustainability results at global and regional and market level, go to the Philips results hub.

Philips Group

Market	Manufacturing sites	Total recordable case rate[1]	Energy (GWh)	Waste (Tonnes)	CMM (%)	Water (m^3)	Hazardous substances (kg)	VOC (kg)
Asia-Pacific	1	0.04	53,696	3,194	98 %	96,553	39	20,160
Belgium, the Netherlands, Luxembourg	2	0.20	81,226	5,987	91 %	57,045	206	11,026
Central Eastern Europe	0	0.00						
Germany, Austria, Switzerland	3	0.49	43,260	2,468	94 %	79,909	3	3,827
France	0	0.21						
Greater China	5	0.14	42,303	2,348	97 %	151,157	811	4,205
Iberia	0	0.50						
Italy, Israel, Greece	1	0.40	8,905	386	80 %	9,273	0	174
Indian Subcontinent	1	0.05	6,676	187	100 %	17,531	8	88
Japan	0	0.24						
Latin America	2	0.13	20,673	1,005	93 %	81,689	1	20,252
Middle East, Türkiye, Africa	0	0.00						
Nordics	0	1.38						
North America	8	0.36	74,576	4,582	93 %	179,451	148	9,418
Russia, Central Asia	0	0.26						
UK & Ireland	0	0.00						

[1] Includes manufacturing and non-manufacturing sites

207

Philips’ Environmental data for operations methodology: All environmental data from manufacturing operations, except process chemicals, are reported on a monthly basis in our sustainability reporting and validation tool, according to company guidelines that include definitions, procedures and calculation methods. Process chemicals are reported on a half-yearly basis. These environmental data from manufacturing are tracked and reported to measure progress against our Sustainable Operations targets. Data on emissions of substances are based on measurements and estimates at manufacturing site level. The basis of preparation is data submitted by our environmental coordinators at our manufacturing sites, which is validated and consolidated by Group Sustainability. Reporting on ISO 14001 certification is based on manufacturing units reporting in the sustainability reporting system. EU Taxonomy disclosures The aim of the European Taxonomy Regulation (EU 2020/852), including the delegated acts adopted thereunder, is to provide companies, investors and policymakers with appropriate criteria for determining which economic activities can be considered environmentally sustainable, and it requires companies to report on how and to what extent their activities are associated with such ‘taxonomy-eligible activities’. The Taxonomy Regulation is relatively new and still under development (e.g. changes to the first Delegated Act, changes in presentation format), leaving still significant uncertainties around its phased implementation. The Taxonomy Regulation provides certain conditions for taxonomy alignment. Among others, the relevant activity must substantially contribute to one or more of the following six environmental objectives (while not significantly harming any of the others): • Climate change mitigation • Climate change adaptation • The sustainable use and protection of water and marine resources • The transition to a circular economy • Pollution prevention and control • The protection and restoration of biodiversity and ecosystems The delegated acts adopted under the Taxonomy Regulation provide technical screening criteria which must also be met to constitute taxonomy alignment. In 2023, the second Delegated Act was published concerning activities significantly contributing to environmental objectives 3-6 above. The taxonomy framework provisions effective on the date of this Annual Report require Philips to disclose the proportion of its taxonomy-eligible and taxonomy-aligned activities (described in any delegated act adopted to date) and non-eligible and non-aligned economic activities in its total turnover, capital and operational expenditure, as well as certain qualitative information for environmental objectives 1-6. We used the Regulation (EU) 2020/852 as supplemented with Commission Delegated Regulation (EU) 2021/2139, Commission Delegated Regulation (EU) 2021/2178, Commission Delegated Regulation (EU) 2022/1214, Commission Delegated Regulation (EU) 2023/2485 and Commission Delegated Regulation (EU) 2023/2486 to identify activities that are eligible. Consequently, 99.5% of Philips’ revenues were eligible under these delegated acts during 2024. All remaining revenues were non-eligible (0.5%). We assessed the substantial contribution criteria and the do no significant harm criteria related to our revenue related eligible economic activities. None of our revenues were aligned, mainly due to the substantial contribution criteria and the strict criteria in Annex C. Although we received waivers for using specific substances (as there currently are no alternatives for these substances) we are not aligned with Appendix C. We used delegated act (EU) 2021/2178, 2023/2485 and 2023/2486 for the definition and calculation of the taxonomy-eligible and taxonomy- alignment percentages. Revenue is calculated based on ’Sales’ as per Consolidated statements of income.  Reportable taxonomy-eligible capital expenditures in 2024 amounted to EUR 688.56 million, or 69.0% of total capital expenditure (non-eligible capital expenditures 31.0%). Some other (enabling) Philips activities are included in the delegated act (EU) 2021/2139 and are eligible for capital expenditures for the objective of climate change mitigation and climate change adaptation to be reported over 2024. We therefore assessed our capital expenditure, and identified relevant activities mainly related to our real estate portfolio. For these activities, capital expenditures are determined based on the 2024 additions to property, plant and equipment, intangible assets, and additions to right-of-use assets, excluding any re- assessments (refer to Property, plant and equipment and Intangible assets excluding goodwill). Reportable taxonomy-aligned capital expenditures in 2024 amounted to EUR 3 million, or 0.3% of total capital expenditure (non-aligned capital expenditures 99.7%), and mainly related to energy efficiency improvement measures in our buildings (installation, maintenance, and repair of energy efficiency equipment), such as energy-efficient heating, ventilation, and air conditioning (HVAC) in various locations around the world. Next, we invested in onsite renewable electricity generation (installation, maintenance and repair of renewable energy technologies) by installing PV (solar) panels. We assessed compliance with the criteria set out in Article 3 of Regulation (EU) 2020/852 and the associated technical screening criteria on a project basis. Similar to capital expenditures, we screened (EU) 2021/2139 for relevant operational expenditure activities. Total operational expenditures are determined based on the 2024 non-capitalized costs that relate to research and development, building renovation, short-term lease, maintenance and repair, and any other direct expenditures relating to day-to-day servicing of property, plant and equipment. Reportable taxonomy-eligible operational expenditures in 2024 amounted to EUR 1,918 million, or 85.7% of total operational expenditures expenditure (non-eligible operational expenditures 14.3%), In 2024, we did not record reportable taxonomy-aligned operational expenditures (0%), as for example, the sourcing of renewable energy is not included in the Taxonomy. Non-aligned operational expenditures were 100%. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 208

Philips Group Nuclear and fossil gas related activities Row Nuclear energy related activities 1. The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle. NO 2. The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies. NO 3. The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades. NO Fossil gas related activities 4. The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels. NO 5. The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels. NO 6. The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels. NO Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 209

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Proportion of turnover from products or services associated with Taxonomy-aligned economic activities – 2024
in millions of EUR unless otherwise stated

Financial year	Year			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')(h)									
Economic Activities (1)	Code (a) (2)	Turnover (3)	Proportion of Turnover, 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) turnover, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
		EUR	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0%														0%		
Of which Enabling		0	0%														0%	E	
Of which Transitional		0	0%														0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
Manufacture of electrical and electronic equipment	CE1.2	13,164.19	73.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								73.6%		
Provision of IT/OT data-driven solutions	CE4.1	1,080.78	6.0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								5.1%		
Repair, refurbishment and remanufacturing	CE5.1	26.80	0.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0.2%		
Sale of spare parts	CE5.2	77.65	0.4%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0.2%		
Product-as-a-service and other circular use- and result-oriented service models	CE5.5	3,588.66	19.9%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								19.6%		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		17,938.09	99.5%	0%	0%	0%	0%	99.5%	0%								98.7%		
A. Turnover of Taxonomy eligible activities (A.1+A.2)		17,938.09	99.5%	0%	0%	0%	0%	99.5%	0%								98.7%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities		83.00	0.5%														1.3%		
Total		**18,021.09**	**100%**														**100%**		

210

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

Philips Group
Proportion of CapEx from products or services associated with Taxonomy-aligned economic activities – 2024
in millions of EUR unless otherwise stated

Financial year	Year			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')(h)									
Economic Activities (1)	Code (a) (2)	CapEx (3)	Proportion of CapEx, 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) CapEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
		EUR	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Electricity generation using solar photovoltaic technology	**CCM4.1/** CCA4.1	0.35	0%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0%	E	
Installation and operation of electric heat pumps	**CCM4.16/** CCA4.16	0.01	0%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0%	E	
Renovation of existing buildings	**CCM7.2/** CCA7.2/ CE3.2	0.03	0%	Y	N	N/EL	N/EL	N	N/EL		Y	Y	Y	Y	Y	Y	0%		T
Installation, maintenance and repair of energy efficient equipment	**CCM7.3/** CCA7.3	2.17	0.3%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0.4%	E	
Installation, maintenance and repair of charging stations for electric vehicles	**CCM7.4/** CCA7.4	0.19	0.0%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0%	E	
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	**CCM7.5/** CCA7.5	0.02	0%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0%	E	
Acquisition and ownership of buildings	**CCM7.7/** CCA7.7	0	0%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0%		T
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		2.77	0.3%	0.3%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	0.4%		
Of which Enabling		2.74	0.3%	0.3%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	0.4%	E	
Of which Transitional		0.03	0%	0%							Y	Y	Y	Y	Y	Y	0%		T

211

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

Financial year	Year			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')(h)									
Economic Activities (1)	Code (a) (2)	CapEx (3)	Proportion of CapEx, 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) CapEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
Electricity generation using solar photovoltaic technology	**CCM4.1**/ CCA4.1	0	0%	EL	EL	N/EL	N/EL	N/EL	N/EL								0%		
Installation and operation of electric heat pumps	**CCM4.16**/ CCA4.16	0	0%	EL	EL	N/EL	N/EL	N/EL	N/EL								0%		
Renovation of existing buildings	**CCM7.2**/ CCA7.2/ CE3.2	23.12	2.3%	EL	EL	N/EL	N/EL	EL	N/EL								3.1%		
Installation, maintenance and repair of energy efficient equipment	**CCM7.3**/ CCA7.3	0.03	0%	EL	EL	N/EL	N/EL	N/EL	N/EL								0.4%		
Installation, maintenance and repair of charging stations for electric vehicles	**CCM7.4**/ CCA7.4	0	0%	EL	EL	N/EL	N/EL	N/EL	N/EL								0%		
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	**CCM7.5**/ CCA7.5	0	0%	EL	EL	N/EL	N/EL	N/EL	N/EL								0%		
Acquisition and ownership of buildings	**CCM7.7**/ CCA7.7	23.29	2.3%	EL	EL	N/EL	N/EL	N/EL	N/EL								0%		
Manufacture of electrical and electronic equipment	CE1.2	556.60	55.8%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								53.5%		
Provision of IT/OT data-driven solutions	CE4.1	51.49	5.2%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								4.3 %		
Repair, refurbishment and remanufacturing	CE5.1	10.42	1.0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0.9%		
Sale of spare parts	CE5.2	0.26	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0%		

212

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

Financial year	Year			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')(h)									
Economic Activities (1)	Code (a) (2)	CapEx (3)	Proportion of CapEx, 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) CapEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
Product-as-a-service and other circular use- and result-oriented service models	CE5.5	20.58	2.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								2.0%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		685.79	68.7%	4.6%	4.6%	0%	0%	64.1%	0%								64.2%		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		688.56	69.0%	4.9%	4.6%	0%	0%	64.1%	0%								64.6%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy-non-eligible activities		308.96	31.0%														35.4%		
Total		**997.52**	**100%**														**100%**		

213

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements **8 Sustainability statement** 9 Further information

Philips Group
Proportion of OpEx from products or services associated with Taxonomy-aligned economic activities – 2024
in millions of EUR unless otherwise stated

Financial year		Year		Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')(h)									
Economic Activities (1)	Code (a) (2)	OpEx (3)	Proportion of OpEx, 2024 (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) OpEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
		EUR	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0%														0%		
Of which Enabling		0	0%														0%	E	
Of which Transitional		0	0%														0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
Manufacture of electrical and electronic equipment	CE1.2	1,556.73	69.5%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								67.9%		
Provision of IT/OT data-driven solutions	CE4.1	256.96	11.5%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								12.5%		
Repair, refurbishment and remanufacturing	CE5.1	0.0	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0%		
Sale of spare parts	CE5.2	4.73	0.2%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0%		
Product-as-a-service and other circular use- and result-oriented service models	CE5.5	99.73	4.5%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								4.4%		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		1,918.15	85.7%	0%	0%	0%	0%	85.7%	0%								84.8%		
A. OpEx of Taxonomy eligible activities (A.1+A.2)		1,918.15	85.7%	0%	0%	0%	0%	85.7%	0%								84.8%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy-non-eligible activities		320.54	14.3%														15.2%		
Total		**2,238.69**	**100%**														**100%**		

214

8.5 Social information This section provides additional information on (some of) the Social performance parameters reported in Social. The Lives Improved model helps us to track our performance on a country-by-country basis in line with UN Sustainable Development Goal 3, allowing us to shape strategies to ensure healthy lives and promote well-being for all at all. Management of key material people topics (Impacts, Risks and Opportunities) We depend on our people to deliver on our business strategy and our commitments to our customers, patients and consumers and therefore place a lot of importance on managing the risks and opportunities that pertain to our own workforce. We identify key impacts, risks, and opportunities around social topics, which inform our Business and People strategy through the DMA process, tracking our performance in key material topics, as well as through our engagement with our people. In 2024, we identified (potential) negative impacts related to Health & Safety and Human Rights. For programs which Philips developed to prevent and mitigate material negative impacts please refer to the polices and programs described in this section. Philips did not identify any incidents of child labor and forced labor. The attraction and retention of talented employees is critical to Philips’ success, and the loss of employees with specialized skills could result in business interruptions. Philips continuously assesses capability gaps for its key positions and has initiatives in place to close any employee capability gaps. For further information, please refer to Double Materiality Assessment. Policies, metrics and targets Our commitments to our people are observed in accordance with our General Business Principles, Speak Up, Human Rights, Health & Safety, Fair Employment and Diversity & Inclusion policies (available on our ESG website (link) as well as on our intranet for employees). Our policies apply to workers employed by Philips (through a permanent or temporary contract, employed ‘at will’, or through an employment scheme/WGP) and to ‘other workers’ (which includes contingent workers (hired via an agency), interns, as well as contractors and their respective employees). The Philips Fair Employment Policy details the ethical and social principles that govern the company’s relationship with its employees and other workers worldwide. The policy promotes transparency, accountability, and a positive work environment and is aimed at creating a fair and equal workplace. In accordance with conventions of the International Labor Organization (ILO), we are committed to be free from forced, bonded and child labor, which extends to human trafficking in line with our Human Rights commitments. The policy helps create an environment of inclusion and belonging, where all employees and other workers are treated fairly, free from discrimination, harassment, and other prohibited behaviors. In accordance with the Fair Employment policy, we provide all employees with fair and equal development opportunities. It is further supported by the Philips Diversity & Inclusion Policy which is aimed to act on our commitment to an inclusive workplace for our employees and other workers that reflects the diversity of our community. We do not discriminate on the basis of race, color, ethnicity, age, gender, gender identity or expression, sexual orientation or identity, marital status, language, background, religion, health status, pregnancy, political or other opinions, disability, national or social origin/birth or any other status in our recruitment, hiring, training, promotion, compensation or employment practices. The key Social topics in relation to our own workforce are addressed at a global level in line with our global policies, and managed locally in line with local regulations and labor law practices. As such, we uphold employee rights and health & safety ensuring compliance with local legislation in countries where we employ workers. We foster a fair & inclusive workplace as well as employee well-being through targeted actions discussed in Diversity, Inclusion and Well-Being, subject to local rules and regulations as they may vary from time to time and between different geographies. Moreover, we provide all employees with at least a Living Wage (Living Wage and Adequate Wage), and monitor the gender pay gap (Equal opportunities and equal pay). With regards to talent & development, all employees are provided with fair and equal opportunities to develop their skills, and to realize their full potential through on-the-job training, learning from others (such as through coaching and mentoring) and virtual and classroom courses. More information on our approach to building a Workforce of the Future including both Early Career talent and Leaders along the employee journey from talent attraction and onboarding through career development and learning hours can be found in Workforce of the future. Furthermore, local programs such as WGP in the Netherlands (see Building employability), Employee volunteering and refugee hiring (see Workforce of the future) are examples of how we drive social inclusion & engagement. As part of the ESG Commitments, Philips set targets around improving people’s lives, paying all employees at least a living wage, and gender diversity in senior management. These targets reflect aspirational goals that apply globally, but may be impacted by conflicting local laws or regulations. The process to set these targets included: • Reviewing Philips existing targets and performance. All stakeholders are able to acquire insight into Philips targets and the tracking of Philips performance against these via the Philips results hub. • Engaging with stakeholders who have insights into Philips such as customers (representatives of consumers and end-users) and reviewing their inputs to give consideration to their interests. For further information on how stakeholders are engaged, please refer to Working with stakeholders and advocacy. • Reviewing local rules and regulations, international standards and frameworks such as the World Economic Forum International Business Council Common Metrics and Global Reporting Initiative. Then mapping these against Philips Environmental, Social, and Governance dimensions and ambitions. • Reviewing and where needed further developing methodologies for potential targets. The Philips Executive Committee decides on targets. For an overview of the metrics and targets please refer to our commitments table. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 215

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The below tables shows an overview of the key social topics linked to relevant Policies and key performance indicators (KPIs) with references to respective sections of the annual report. Our metrics are monitored on a year-on-year basis. Additionally, targets have been summarized including performance and external references. Targets, performance is also summarized.

Philips Group
Key data

Target name	Monitoring	Performance	References
Living wage	Annual	All employees are paid a living wage in line with standard. See Note VIII and XII	International Labor Organization (ILO)
Employee engagement	H1, H2	See Note VI	Fortune 500 Benchmark
Women in senior management positions	Quarterly	See Note V	Internal

8.5.1 Own workforce

In this section we describe the relevant topics for our own workforce in line with our people strategy, with a focus on actions and results. Relevant methodologies and assumptions have been included.

Note IV Workforce of the future

As reflected in our ESG commitments, we aim to be the best place to work for our employees, providing opportunities for learning and development, promoting an inclusive workplace, and assuring a safe and healthy work environment. Our commitments to our people are observed in accordance with our General Business Principles, Speak Up, Human Rights, Occupational Health & Safety, Fair Employment, and Diversity & Inclusion policies.

We continued our Total Workforce Strategy, which considers all sources of skills, capabilities, locations and changes in the labor market in order to deliver the Workforce of the Future. Globally, we work with different worker types: employees and contingent workers, as well external services.

In 2024, we further focused on the implementation of our external workforce strategy. In addition, we have been looking at how we are attracting contingent workforce talent. Direct sourcing has been expanded to 26% in the Netherlands and to 40% in the US, and has been rolled out to India (11%). To strengthen the way we directly source contingent workforce talent, our own Philips employer value proposition is utilized for the different functions to attract these contingent workers.

Total Workforce Strategy

We use our Right Shoring & Sourcing methodology to implement the Total Workforce Strategy. This methodology steers improvements in workforce composition towards the 'right shore' (onshore, nearshore and offshore) and the 'right source' (employees, contingent workers and external services). The program delivered EUR 7 million in savings in 2024.

To develop the workforce that can deliver our strategy we have a Strategic Priorities recruitment team who focus on the R&D, Patient Safety & Quality, Clinical and Informatics roles critical to our success. Together, in 2024, they delivered 1,555 roles. In all of our external recruitment we secured 38% candidates with Medical Technology expertise.

Talent attraction

In 2024, we continued to recruit the talent we need to deliver our strategy, filling 11,391 positions across the organization, of which 30% were internal hires. For external recruitment our strategic hiring channels of Direct Sourcing (headhunting) and Referrals delivered 33% of our new joiners to Philips.

Through collaboration with the Tent Partnership for Refugees, we continue to offer opportunities to refugees across our operations. In 2024, we hired 120 refugees across the globe including the first hires in the US, and we kicked off this refugee program roll-out in Mexico. We have been continuing Tent's Mentorship Program for Hispanic Refugees in the US and the Refugee Women in the US and EMEA.

2024 saw a further strengthening of our strategic Employer Branding efforts, alongside an expanded approach to Talent Marketing that now holistically addresses talent engagement.

Externally, we advanced our talent attraction strategy through targeted media campaigns focused on critical talent segments and strategic capabilities such as Tech, Sales & Commercial, and Quality & Regulatory professionals. These efforts resulted in a 62% increase in unique visitors to our Careers website per job posting, and a 43% boost in applications per job requisition compared to 2023.

Our ongoing employer branding content program continued across multiple channels, reinforcing our position as a purpose-driven health technology company dedicated to patient safety, quality, and sustainability. This helped us solidify our reputation as an equal-opportunity employer of choice. Notably, our marketing metrics showed double-digit growth in interest and favorability toward our employer brand compared to the previous year.

On LinkedIn, our key media channel, by leveraging personal stories and emotionally resonant video content, we established a distinctive, people-centric positioning that vividly showcases our culture of impact with care for people, patients, and the planet.

In recognition of our efforts, we were honored at the 2024 Employer Brand Management Awards for best aligning our Employer Value Proposition with our corporate brand values.

216

Early Career Talent Our Philips-wide Graduate Development Program (GDP) focuses on growing our people and increased from 40 participants in 2021 to 91 in 2024. The GDP lasts two years, and includes two job rotations, as well as offering the graduates a comprehensive learning and development track, and access to career centers to help guide future steps. Philips also gave meaningful work experience to 2,111 interns, offering 330 of them permanent employment after their internship. Onboarding At Philips, we welcome thousands of new employees every year. We understand the significance of ensuring that our colleagues feel a profound sense of belonging and clarity about their roles right from the start. To achieve this, we have crafted designed a digitally enhanced onboarding approach, tailored for both new hires and internal movers. Our people leaders and their teams play an important role in the onboarding experience. Our new employees consistently highlight this as the most valuable aspect of their onboarding journey. To bolster this approach, we offer support to our people leaders through comprehensive capability- building programs and toolkits. We firmly believe that onboarding is not just a process, but a key leadership accountability. In 2024, we kept reinforcing our mandatory quality and clinical education that every new hire receives, underscoring our unwavering commitment to patient safety and quality. Of those who joined Philips in 2024, 90% reported a positive onboarding experience, and 95% felt genuinely welcome here. Our onboarding practices reflect our dedication to nurturing a dynamic and inclusive workplace, enabling our new team members to thrive in their roles. Career development We see our talent as our most differentiating enterprise asset. We intend to enable everyone to thrive at Philips, and we recognize that it is important to invest in strategic capabilities, and for both leaders and employees to share accountability for career development. We expect our leaders to scout for talent, develop people and upgrade capabilities, so that we can continue to build a diverse, future-oriented workforce where inclusion is key, and transparent, ongoing feedback enables all our people to grow. We support our people in navigating their own career and stimulate our managers to have meaningful career dialogues with their people. We have embedded this systematically in our People function processes and initiatives to reinforce this across the spectrum of employee life cycle, providing cohesive and in-time support as needed. Below are some highlights: • Providing employees as well as people leaders with playbooks, toolkits and development resources to help accelerate their careers and develop in their current or aspiring roles. • Embedding continuous feedback through regular check-ins and feedback tools so employees are more aware of areas they are doing well in and areas they need to develop in. Both employees and people leaders are provided with continuous training on providing and receiving feedback. • Deploying an AI-based digital talent marketplace within Philips, giving employees the opportunity to build their skills in new areas outside of their core jobs. • Providing Development Centers to identify talent and options to develop using mentoring, coaching, and just-in-time support using both internally and externally. • Supporting onboarding for new employees as well as onboarding for key segments such as people leaders and executives to help them integrate faster. • Providing access to technology-enabled self-paced learning and best-in-class learning content by enabling online platforms such as LinkedIn Learning as well as supporting external education and certifications. • Enabling skill building for our People leaders on key skills such as coaching and continuous feedback to ensure that the People leaders are equipped to support their team members. • In order to build leadership accountability, in 2024 our people leaders had a specific goal on people development, clearly defining the expectation to develop their teams and show them career opportunities at Philips by nominating them to succession plans. Our People Performance Management focuses on both ‘what’ we achieve (goals and key areas of responsibilities) and ‘how’ we achieve these goals. This more balanced view of performance drives holistic conversations between employees and managers throughout the year, with regular check- ins for feedback and development built in along the way. In 2024, 86% of our employees were involved in regular performance and career development reviews. We see a difference in the percentage of men and women involved in the PPM process due to a higher number of women in the role of production line workers. These roles are excluded from the online PPM process due to the nature of the role and contractual agreements. Performance assessment typically happens through locally established KPIs. Philips Group Employees involved in regular performance and career development reviews by gender in % Employees 86% Female 79% Male 91% I choose not to self-identify 95% We continue to stimulate cross-moves (across Businesses, between Zones or Functions) to promote collaboration and give people challenging learning experiences. During the recent reorganization, we largely staffed senior leadership positions with internal talent, with a specific focus on cross- functional talent pipelining. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 217

Leadership We believe leaders drive culture, which drives performance. In 2024, we empowered our leaders to ignite our refreshed culture of impact with care in their teams. We recognized the responsibility and challenges they face – our endeavor is to support them, and we do so by: • Clarifying and simplifying expectations. • Streamlining communication to them, with clear call to action. • Building their capability through skill building programs, coaching, self-paced learning paths, and bite-sized modules and a playbook for developing high performing teams. We hosted dedicated workshops to onboard and upskill leaders on our refreshed culture and gave them ‘freedom in a frame’ to bring this to life in their teams. • Continuing to invest in our high potential leaders through refreshed Talent Acceleration programs. These programs are multi-month, immersive learning experiences that aim to accelerate the development of our top performing leaders to the next level as well as create a future-ready pipeline of leaders, tuned to the needs of the company. We covered over 200 of our top leaders on critical succession plans through these programs for this year. In return, we hold our leaders accountable for role modeling in the culture, developing their people and driving performance in their teams and we developed and launched short modules to build deeper capability in change, care, and engagement. Learning Philips is dedicated to fostering a culture of learning and growth that empowers our people to do their jobs better, advance in their careers, and live our 'Impact with Care' culture every day. In 2024, we continued our efforts to ensure that learning is seamlessly integrated into the overall talent ecosystem, positioning it as a key driver of employee retention, engagement, and enhanced employee experience. Our learning and development agenda focused on providing opportunities for employees to acquire the skills and experiences that align with both personal career growth and the strategic needs of the business. Building on our transformation of Philips University into a comprehensive Capability Development Platform, we emphasized experience-based career development, empowering our employees to lead with confidence and drive results. Continuing our strategy of offering a ‘digital first’ employee experience, we expanded our investments in digital learning solutions that enable personal, team, and organizational growth. Through improved data analytics and simplified ways of working, we consistently align our learning offerings with the evolving needs of our business and workforce. By the end of 2024, 580,370 trainings were completed through Philips University (internal platform only) resulting in a total of 727,364 training hours. The course completed by the largest number of employees was the General Business Principles 2024. By the end of 2024, 3,013,163 trainings were completed through Quality Management Learning (internal platform only), with a total of 2,436,765 training hours. These training completions relate to our emphasis, via training deployments, on Patient Safety and Quality-related topics, and represent training for all our employees who work on our Philips products or related services. Courses completed by the largest number of employees in the Quality Management Learning domain include Philips Patient Safety and Quality Essentials, Complaints and Customer Feedback Awareness. For Philips in total, 3,593,533 trainings were completed with a total of 3,164,130 training hours, resulting in an average number of training hours of 47,5 per employee. Philips Group Training hours by gender Average training hours Female 38.3 Male 53.5 I choose not to self-identify 82.4 Average hours Philips 47.5 Philips training and performance metrics methodology: Employees are defined as Philips payroll employees, excluding contingent workers, interns, long term leavers, Heartfelt Program workers in Japan, WGP workers in the Netherlands, and vendor FTEs; including FTEs at newly acquired companies. The data for performance reviews is prepared using Workday reports. The participation in performance reviews is calculated based on eligibility for participation in the online process in Workday as agreed by management. This enables us to track this figure more accurately. Training hours data is prepared using consolidated reporting from our four learning systems. Note V Diversity, Inclusion and Well-Being We are a diverse team made up of 68,419 individuals across over 70 countries, all with different backgrounds, perspectives, and experiences. We fully value and leverage these differences to ensure that creativity and innovation can flourish. In our ongoing effort to increase transparency and develop leadership through non-discriminatory means, we share data on the representation of women throughout our Businesses, Regions and Functions, including a quarterly review with the Executive Committee. We closely monitor the inflow, advancement and outflow of talent, as well as their engagement and employee experience via our bi-annual Philips Employee Survey, which makes it possible to customize goals and intervene where appropriate. We continue important initiatives that address psychological safety, health and Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 218

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information well-being, inclusion and equal employment opportunities. Through these initiatives we further embed our ambition to be an equal-opportunity employer, offering an inclusive work place to a diverse workforce to drive our business and innovation, and mirror the diversity of our worldwide customer base.

Diverse representation of talent

Philips aims to have 35% of senior management positions held by women, by the end of 2025. The achievement of this globally applying aspirational goal may be impacted by conflicting local rules and regulations.

Philips Group
Trend for % of women in senior management positions

	2020	2021	2022	2023	**2024**
% of women in senior management positions	27%	28%	30%	31%	33%

Senior management positions (including senior directors and executives) amount to 1,105 employees, 361 women (33%), 744 men (67%) at the end of 2024. At year-end, one out of three members of the Board of Management was female, with five out of thirteen members of the Executive Committee being female. On the date of this report, composition of the Board of Management had not changed, while (upon the announced retirement of Edwin Paalvast) seven out of fourteen members of the Executive Committee will be female.

The below graph shows employee headcount by gender. At Philips, employees are registered as female or male, or can choose not to disclose their gender, to reflect requirements of the countries we operate in.

Philips Group
Gender diversity in %


Staff
Professionals
Management
Executives
Total
52 52 52
48 48 48
65 65 65
35 35 35
69 68 67
31 32 33
76 75 70
24 25 30
61 61 60
39 39 40
'22 '23 '24
Male
Female

At Philips, we aim for a multi-generational workforce, as a key factor to foster creativity, productivity and innovation. The different life experiences of a multi-generational workforce allows us to include diverse perspectives and points of view in our collaborative decision-making.

Philips Group
Employees by age group

Employee distribution by age group in headcount (and %)	Under 30	30 to 50	Above 50	**Total**
	11,427 (17%)	40,639 (61%)	14,612 (22%)	**66,678**

To support an inclusive culture, we monitor the demographics of our workforce, including employees that identify as having a disability. This enables us to understand where we are underrepresented as compared to industry and regional standards and to allow for accommodation as needed at our work locations. Persons with disabilities are defined as persons who have long-term physical, mental, intellectual or sensory impairments which in interaction with various barriers may hinder their full and effective participation in society on an equal basis with others. At year-end 2024, 3% of our employees have disclosed a disability either through self-identification or validation by a medical professional. This percentage only includes countries where it is legally allowed to collect and disclose data on persons with disabilities.

Global Diversity Council

Our Global Diversity Council is comprised of 10 senior leaders representing our Businesses, Regions and Functions. The Council provides governance and oversight on diversity efforts, sponsors our Employee Resource Groups, promotes company-wide behavior change, and communicates on progress.

Commitment to non-discriminatory practices

Employee Resource Groups (ERGs) provide an inclusive space for employees to support and care for one another, develop skills, experience meaningful cultural connections, expand their knowledge, all while strengthening relationships among the Philips community. Philips currently has 12 ERGs globally that are open to all, with over 10,000 employees participating. We monitor compliance with local rules and regulations, as they may change from time to time, including, for example, with regard to leadership development through nondiscriminatory means.

Health & Well-being

In 2024, we evolved our (mental) health and well-being framework to incorporate two additional pillars of well-being – career and environmental – enhancing our holistic approach and integrating global and local programs. We continued to address mental health by further rolling out the Employee Assistance Program (EAP).

We grew our Mental Health Champion program to over 400 Champions across the globe, providing accredited training for peer-to-peer confidential support. We developed compassionate leadership training for all our people managers, as well as encouraging dialogues around self-care, building trust and resilience.

219

Along with International Women’s Day, PRIDE and International Day of People with Disability, Philips also recognized self-care month and World Mental Health Day, with a variety of virtual mental well-being sessions and resilience practices that engaged employees across our Regions. In collaboration with Philips University, the Philips Energy Management well-being program was further extended across the organization. Work-life balance At Philips, we realize the positive effects that family-related leave programs have on employee engagement, retention, well-being, and productivity. It provides a structured and approved period for employees to temporarily step away from their work responsibilities to create more work-life balance. This break allows them to focus on their family’s needs, particularly in the crucial early stages of parenthood. Family-related leave leads to improved employee morale and helps us to reach our gender ambitions. Philips adheres to the local legislation and regulations when defining and capturing entitlement and usage of family-related leave. The overarching definition states family-related leave includes maternity leave, paternity leave, parental leave, and carers’ leave that is available under national law, collective agreements or other policies and regulations. 99.5% of our employees are entitled to take family-related leave, defined as those who are covered by regulations, organizational policies, agreements, contracts or collective bargaining agreements that contain family-related leave entitlements. Data from the top 10 countries (by employee headcount) was collected and used to estimate the total number of entitled employees that took family-related leave, based on geographical (regional) variables. Using this method may not adequately represent the diversity of leave practices across all countries in each region and may lead to data inaccuracy. However, as employees in the top 10 countries account for 83% of all employees, this risk is limited. Based on described estimations, 7% of the entitled employees (8% women and 6% men) took family-related leave in 2024. External awards Many stakeholders—including customers, potential partners, and employees—view third-party assessments as valuable, objective indicators. This past year we were honored with awards recognizing our efforts in Inclusive Culture, Gender Diversity, and Human Rights Equality. Our achievements in 2024 included prestigious accolades such as Forbes Best Employers for Women, Forbes World’s Best Employer, Financial Times Best Employer for Diversity, and a top rating on the Human Rights Campaign’s Corporate Equality Index. These recognitions underscore our ongoing dedication to fostering an inclusive and equitable workplace. External partnerships As we continue to focus on integrating inclusion, belonging and equity into the employee experience, we see value in partnering with diverse professional network organizations and job boards to sharpen our focus on the development and retention of our internal diverse talent and increasing representation of diverse talent across our organization. In 2024, we renewed a partnership with the National Black MBA Association and introduced partnerships with the National Sales Network, Circa, Mogul and Rise and Lead. Philips diversity metrics methodology: Philips prepares diversity metrics (gender in senior management and age distribution) using the Philips employee definition, in line with the ESRS definition of employees, and Workday reports. Philips defines senior management as Corporate Grade 90 (senior director) and above, which does not differ from previous description. Philips defines management as Corporate Grade 80 (director) and Corporate Grade 90 (senior director). The distribution of employees by age group is split into three categories: under 30 years old; 30-50 years old; over 50 years old. Persons with disability uses the Philips employee definition, in line with the ESRS definition of employees. Disability data is collected manually in countries where we operate with headcount. In some countries disability is registered through self-identification, while in others it is registered with medical documentation. Philips adheres to the local legislation and regulations when defining, registering and disclosing information on persons with disabilities among employees, as well as when setting local strategies and targets. Due to the localized nature of the metric, there is no consistent global process in place to collect or validate the data, and official medical records are not a requirement across all countries. Work-life balance data is collected manually in countries where we operate with headcount and uses Philips employee definition, in line with the ESRS definition of employees. Work-life balance data on entitled employees who took family-related leave is collected from our largest countries by headcount and further estimated. Note VI Employee engagement Our People Engagement Survey (PES) saw increased participation, leading to a response rate of 84%, which means that almost 58,000 employees participated. The PES is a key component of our listening strategy, informing our Business and People strategy on employee sentiment and potential impacts, risks and opportunities. The results are taken up by the Executive Committee and further cascaded for follow-up actions in their organizations and teams, informing how we work and areas in need of attention. Despite the ongoing changes within the organization, we observed a positive trend in the Employee Engagement Index, with an increase of 5% to 78% in 2024. While this improvement is encouraging and indicates that the organization is adapting well to the changes, it is worth noting that this figure is still 2% below the high performance norm. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 220

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Employee Engagement Index

	2022	2023	**2024**
Favorable	77%	73%	78%
Neutral	15%	17%	15%
Unfavorable	8%	10%	7%

In a changing environment, we listened actively to our employees to provide them with greater clarity on future direction and enable them to proactively deal with change to meet our customer and patient needs. In 2024 we continued our specific focus on Patient Safety and Quality and with this continued focus the engagement on this key topic continues to grow. Patient safety and quality is our license to operate, and we continue embedding this culture in everything we do. The organizational shifts made as part of our plan to create value have also boosted confidence in our ability to effectively support customers.

Using the Customer Experience Index, we look at how well employees think we focus on customer needs. These inputs are actively exchanged with the Customer Experience team.

Our employee engagement is primarily driven by a clear understanding of our customer needs and delivering on commitments that we make to each other. The results of the PES indicate that employees feel they can be themselves and have trusting relationships at work. Another significant factor driving engagement is our high scores on the Diversity & Inclusion index, which is around the industry benchmark.

The PES represents interests and views of employees and is analyzed by various demographic groups to ensure consideration of underrepresented groups: leadership levels, geographic location, gender, Business Units/Regions/Functions, and tenure, as well as corporate grades. The survey is sent to all Philips employees

Philips Employee Engagement Index (EEI) calculation methodology:
The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

Employee Engagement is measured by four statements on a five-point scale that are widely used in the industry. Favorable is % strongly agree + % agree, neutral is % neutral, and unfavorable is % disagree + % strongly disagree.

The reported figures are based on the Employee Engagement Survey. The total score for employee engagement is an average of the quarterly results of the survey. The results are calculated by taking the average of the answered questions of the surveys.

Note VII Equal opportunities and equal pay

At Philips, we continue our commitment to being an equal-opportunity employer, ensuring that hiring, promotions, and pay decisions are based on merit, qualifications and performance. Labor rates and pay for manual workers across the globe are carefully monitored to align with, and ideally exceed, the living wage for each country or region. This approach reflects a commitment to fairness and equal worth, recognizing that every worker deserves compensation that supports a decent standard of living, covering essentials like housing, food, healthcare, and education (see Living Wage and Adequate Wage). By prioritizing local living wage standards, we aim to foster economic equity and respect the diverse economic conditions of different regions while valuing the contributions of our workers as vital members of the global workforce.

Pay rates for manufacturing workers differ globally due to variations in economic development, labor market conditions, and cost of living. Countries with advanced economies and higher living standards often result in higher wages, driven by robust labor protections, union influence, and demand for skilled workers. In countries that are usually industrialized economies, wages tend to be lower, reflecting a balance between industrial growth and lower labor costs. These differences underscore the complex interplay of global economics, local market forces, and the value placed on labor.

2024 is the first year Philips is publishing an unadjusted gender pay gap. This measure represents the overall difference in average hourly earnings between men and women, without adjusting for factors like job role, experience, education, hours worked, or country of employment. It is calculated by comparing the average hourly pay for men to the average hourly pay for women, across the various employee groups (see next table). This measure highlights disparities in earnings across groups but does not explain the reasons behind them.

The 3-year gender pay gap figures show a consistent trend across different grade groupings. The unadjusted pay gap is highest in the Staff grouping, increasing from 24% in 2022 to 29% in 2024. As this number represents an average over all countries, having a higher proportion of male Staff in countries with a higher cost of living and average pay would cause a pay gap in the statistics. The increase in the unadjusted pay gap in the Staff grouping is caused by the fact that the relative portion of female employees in higher cost of living countries has decreased. When we look at the unadjusted pay gap in the Staff grouping on a country-by-country basis, we see that the pay gap remains approximately flat over the years. The 'Staff' category typically refers to workers engaged in manual labor, often within important areas such as manufacturing. These roles are essential to building, sustaining and maintaining our products, and their work is characterized by its hands-on, skill-based nature.

The Professional and Management grade groupings have maintained relatively low pay gaps of 2% and 1% over the three years. The Executive grade grouping saw the pay gap decreasing to 2% in 2024.

221

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Unadjusted Pay Gap

	Unadjusted Pay Gap		
Group	31/12/2022*	31/12/2023*	31/12/2024
Staff	24%	27%	29%
Professional	2%	2%	2%
Management	1%	1%	1%
Executive	5%	9%	2%
Total	**15%**	**15%**	**14%**

* EY did not provide assurance over the comparative information presented

The overall pay gap across all grade groupings slightly improvement to 14% in 2024. Encouragingly, the pay gap in the Management and Executive grade groupings remains relatively low, reflecting progress toward greater gender parity at higher-grade levels. We are working to identify and address the root causes for the remaining gaps, and to decrease and even close them over time.

Philips pay equity disclosures methodology:
Next to the gender pay gap, we also report on the pay ratio between the highest paid individual and the median employee (see 5-year development of CEO and BoM versus average employee remuneration costs compared to company performance).

Both the gender pay gap data and median data is prepared using Workday reports. For the median data, Workday data serves as a base and includes bonus pay, annualized estimates, and estimates for benefits in cash and benefits in kind. We perform a deep-dive on the median employee. Both of these metrics are based on the Philips employee definition in line with the ESRS definition of employees.

Note VIII Living Wage and Adequate Wage

One of our key ESG commitments is to pay our employees at least a living wage. The Living Wage is a concept defined by Anker and Anker (2017) as "Remuneration received by a worker in a particular place sufficient to afford a decent standard of living for the worker and her or his family. Elements of a decent standard of living include food, water, housing, education, healthcare, transport, clothing, and other essential needs, including provision for unexpected events".

Based on the Living Wage analysis conducted for 2024, all Philips employees received wages and benefits that are consistent with at least the minimum Living Wage standard for an individual. Furthermore, approximately 98% of Philips employees received wages and benefits that are consistent with at least the minimum Living Wage standard for a family (based on reference data from WageIndicator).

The Adequate Wage is a concept defined in disclosure requirement S1-10 in the ESRS S1 as "A wage that provides for the satisfaction of the needs of the worker and his / her family in the light of national economic and social conditions." Philips also conducted a comparison of employee wages against the relevant Adequate Wage reference data, while following the principles outlined by the relevant articles in ESRS disclosure requirement S1-10 as closely as possible. The outcome is that Philips pays all employees at least an Adequate Wage.

Philips living and adequate wage methodology:
Living wage data is determined by comparing data from WageIndicator and Workday.

The adequate wage analysis is performed using employee payroll data. The adequate wage threshold is determined by assessing established existing international, national or sub-national legislation, official norms or collective agreements, based on an assessment of a wage level needed for a decent standard of living; any national or sub-national minimum wage established by legislation or collective bargaining; and/or Wage Indicator benchmarks.

Note IX Employee volunteering

Employees at Philips are entitled to 8 hours or one full day of paid time off to volunteer, once a year. This can be with a local community project or an established non-governmental organization whose work can impact access to healthcare. Some Regions also encourage employees to support corporate social responsibility projects which are typically outlined in local volunteering policies. Examples in 2024 include:

- **Germany**: In Hamburg, 70 Philips employees and 60 other volunteers planted 3,150 native trees and shrub seedlings, covering 1,050 square meters. This initiative is expected to become a self-sustaining forest by 2026.
- **India**: Philips employees engaged in various CSR activities, including fulfilling over 1,000 children's wishes through 'The Philips Wish Tree', donating blood, supporting heart surgeries for children, conducting a Telemedicine Drive, and partnering for pediatric heart surgeries.
- **Japan**: Philips Japan participated in the Yamathon Charity Event, walking the 30 stations of the JR Yamanote Line within 12 hours, raising significant funds for a children's hospice. Additionally, our employees made efforts towards sustainability, reducing office amenity use and fuel consumption.

222

Note X Building employability At Philips, our goal to offer the best place to work for people who share our passion is not limited to employees on our payroll. In the Netherlands, for example, we run a special employment program, WGP (Werkgelegenheidsplan, or Philips Employment Scheme), to offer vulnerable groups of external jobseekers a work experience placement, usually combined with training. Since the scheme’s launch in 1983, 13,475 people have participated, and around 80% found a regular job after taking part. In 2024, we had an inflow of 60 candidates, bringing the total number of participants in 2024 to 118. The WGP program is also accessible to refugees, and in 2024 we had 9 refugees participating. Note XI Health and Safety Outlook 2025-2030 The value of safety at work is changing, in light of the growing importance and corporate recognition of environment, social and governance (ESG) and sustainability; mental and physical well-being; psychological safety and human and organizational performance. The health and safety of our people is core to Philips purpose. Our culture of “Impact with care for patients, people, and the planet” starts with taking care of ourselves and each other. Our purpose is to improve people’s health and well-being, and therefore, we value a safe work environment and the health and well- being of our employees. As we strive to look after the physical and mental health of our people, the H&S Leadership team embarked on a learning journey for further improvement in 2024. The team conducted a thorough review of internal and external H&S audit findings, conducted interviews with a wide range of stakeholders in the company, carried out SWOT analysis, and reviewed and prioritized key focus areas. This information was used to develop a H&S strategic roadmap 2025-2030. In 2024, the following key strategic programs were identified to drive further execution to our vision: • Leadership-led safety culture to further drive accountability and ownership for people safety. • Standardization and simplification of Philips’ Corporate Safety Standards (PCSS) to allow for prioritized risk management and consistent implementation of H&S minimum requirements worldwide. This includes providing guidance notes, templates, best practices, training documents and work instructions. • Safety by Design to integrate health and safety requirements from the start, considering people and ergonomic aspects during the manufacturing, transportation, installation and maintenance phases. • Design and rollout of an Environment, Health and Safety digital platform with advanced performance reporting and analytics to inform decision making. The platform will cover the following modules: incident management, concern reporting, action planning, chemicals management, risk management and audit. These programs will be further supported by strengthening our risk management programs, compliance assurance, employee participation, health promotion, and competence management. Policies, Procedures and Management Systems: Philips continued to build a comprehensive global Health & Safety Management System with the deployment of 11 updated Philips Corporate Safety Standards (PCSS) in 2024. The Health & Safety (H&S) framework was further streamlined, leading to the deployment of 64 PCSS by the end of 2024, compared with 66 in 2023. The PCSS are supported with training materials in Philips University and Guidance Notes. The Occupational Health & Safety Policy was reviewed and published in December 2024. Its main objectives include the prevention of injuries, illnesses and incidents by fostering a healthy and safe working environment for everyone, compliance with legal requirements and a systematic approach for continuous improvement. The policy outlines the Occupational Health and Safety (OHS) guiding principles for Philips’ management and employees, contractors and visitors. It applies to everyone working for, or on behalf of Philips, covering all activities worldwide. This policy is publicly available, and is communicated to all Philips employees and is applicable to contractors working for, or on behalf of Philips. Management System Certifications ISO 45001 are in place for 25 manufacturing locations. A total of 19 ISO 45001 certificates for non-manufacturing organizations have been obtained, with further certifications planned. More than 47% of the total Philips workforce, including 3rd party workers, is covered by ISO 45001 certification. Compliance and audit: In 2024, Philips continued using the ENHESA Compliance tracking tool at all locations where Philips has a significant presence. The locations conduct reviews of applicable regulations to stay ahead of new requirements and ensure compliance. 9 H&S audits were performed in manufacturing and research & development, office and field service organizations to identify best practices and continuous improvement opportunities. Risk assessments: The high-level risk assessment process, using the Philips Corporate Risk Assessment protocol, is implemented across all entities to provide a strategic overview of the risk profile. This approach has identified exceptional risks at specific locations as well as systemic risks across Philips. Systemic risks were addressed through company-wide H&S campaigns to drive performance improvements. Risk assessments were also reviewed during the Assurance letter process, and Philips entities have a better understanding of the risks they face, and the controls needed to address them. Management reviews: The Philips Health and Safety Assurance letter was completed. This process requires a full Health and Safety review at every level of the organization that verifies that the Philips H&S policy is understood, a verified H&S Management System is in place, compliance requirements are met, risk assessments have been completed with plans in place to control/reduce significant risks, and sufficient resources (including adequate staff) are in place. The process is initiated at the lowest organizational level and raised progressively to more senior leadership and finally to Executive level, with review and sign-off at each stage. Training and Communication: A library of Underwriters Ltd. (UL) safety e-learning courses (537 H&S courses in 11 languages) was made available in Philips University. Three new H&S campaigns were launched – Healthy lifestyle, Learning from incidents, and Machine safety – and one health awareness topic was circulated throughout our community (blood pressure health). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 223

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Health and Safety programs:
In 2024, 127 Champions were trained in Ergonomics to support job analysis and incident investigations and help drive ergonomic improvements.

Ergonomic and Machine safety assessments were carried out by our subject matter experts at a number of sites to raise awareness and identify priorities for improvement. Working groups were created to allow for frequent information exchange and to monitor progress.

Global requirements for radiation protection training were published and a new scenario training for field personnel was organized. Started quarterly regional meetings with H&S community to share best practices, prioritize improvement opportunities and further harmonize on radiation protection topics (PPE, dosimetry, risk analysis).

Together with Group Sustainability, considerable effort was put into improving cross-functional alignment and management of chemicals. Deployment and training of the improved Process Framework on chemical management started in Q3 2024.

Increased emphasis was placed on proactive metrics while retaining the existing recordable accident rate. The metrics are aggregated into a scorecard, to provide one consolidated proactive performance metric, which is presented at business level. Specific proactive safety metrics include:

- Gemba walks completed: 42,287 (target: 10,145)
- Ride-alongs completed: 3,867 (target 1,765)
- BBS Observations completed: 8,985 (target: 4,998)
- Trainings completed: 172,352 (target 53,446)

Please find here the overview of the number of incidents associated with work-related injuries, ill health and fatalities of our own workforce.

Philips Group
Health and Safety metrics

	2023	**2024**
Number of recordable work related accidents	**165**	**151**
Employees	155	144
Non-employees	10	7
Rate of recordable work related accidents[1]	**1.14**	**1.08**
Employees	*1.11*	*1.05*
Non-employees	*1.57*	*1.98*
Number of work related ill health	**7**	**1**
Employees	6	1
Non-employees	1	0
Number of days lost[2]	**2,549**	**2,623**
Employees	2,333	2,570
Non-employees	216	53

1 A rate based on 1,000,000 hours worked, indicates the number of work-related injuries per 500 full time people in the workforce over a 1-year timeframe.
2 Due to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health.

No fatalities occurred with our own workforce or other workers, working on our sites in 2024.

Performance results

At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate and Lost Workday Injury Case (LWIC) rate have been defined as Key Performance Indicators (KPIs). A recordable case is defined as a case where an injured employee is unable to work for one or more days, undergoes medical treatment or sustains an occupational illness. Lost Workday Cases are defined as occupational injury cases where an injured person is unable to work for one or more days after the injury. We set yearly TRC targets for the company, businesses, manufacturing and R&D sites.

We recorded 151 TRCs in 2024, with a 12% reduction compared to the 172 cases in 2023. The TRC rate decreased from 0.24 per hundred FTEs in 2023 to 0.21 in 2024. The following tables have been included to provide a comparable overview.

Philips Group
Total recordable cases per 100 FTE

	2020	2021	2022	2023	**2024**
Diagnosis & Treatment	0.45	0.53	0.41	0.43	0.29
Connected Care	0.31	0.31	0.19	0.27	0.19
Personal Health	0.30	0.24	0.27	0.21	0.18
Other	0.16	0.21	0.17	0.18	0.20
Philips Group	0.24	0.29	0.23	0.24	0.21

224

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

We also recorded 77 Lost Workday Injury Cases (LWIC). This represents a 13% decrease compared with 90 in 2023. The LWIC rate decreased to 0.11 per 100 FTEs in 2024, compared with 0.12 in 2023.

The number of days lost from work-related injuries from work-related accidents decreased by 74 days to 2,623 days in 2024.

Philips Group
Lost workday injuries per 100 FTEs

	2020	2021	2022	2023	**2024**
Diagnosis & Treatment	0.27	0.28	0.21	0.28	0.16
Connected Care	0.11	0.09	0.09	0.13	0.07
Personal Health	0.22	0.16	0.09	0.09	0.08
Other	0.06	0.12	0.08	0.09	0.10
Philips Group	0.12	0.16	0.11	0.12	0.11

Diagnosis & Treatment

In the Diagnosis & Treatment segment, the number of Health and Safety incidents decreased in 2024 to 21 LWICs compared to 36 in 2023. The LWIC rate decreased to 0.16 compared to 0.28 in 2023. The total number of recordable cases for the Diagnosis & Treatment segment decreased to 38 (56 in 2023), mainly due to less recorded incidents in our factories in the United Sates.

Connected Care

In the Connected Care segment, the number of Health and Safety incidents decreased in 2024 to 4 LWICs (8 in 2023). Correspondingly, the LWIC rate decreased to 0.07 compared to 0.13 in 2023. The total number of recordable cases for the Connected Care segment decreased to 11 in 2024 (16 in 2023), mainly driven by our factory in the United Sates.

Personal Health

In the Personal Health segment, the number of Health and Safety incidents were comparable to 2023, with 7 registered LWICs. The LWIC rate decreased slightly to 0.08 in 2024. There were 15 recordable cases in the Personal Health segment in 2024 (17 in 2023). This decrease was mainly driven by less recorded incidents in Austria.

Philips' Health and Safety methodology:

Health and Safety data is reported globally via our sustainability reporting system including all manufacturing locations, R&D sites, field service organizations and offices. There are few non-reporting organizations, these are mainly small offices. With this approach, the total coverage of Health and Safety reporting is above 98%. The data are reported and validated each month. The H&S performance is calculated based on the reported data. The remainder is not extrapolated due to its insignificance. The Total Recordable Cases (TRC) rate is defined as a KPI for work-related cases where an employee is injured or becomes ill and is unable to work in the same capacity for one or more days following a workplace incident or has medical treatment above first-aid treatment. We also provide the Lost Workday Injury Cases (LWIC) rate, which measures work-related injuries (predominantly occurring in manufacturing operations and field service organizations) where the incident leads to at least one lost work day. Fatalities are reported for staff, contractors, visitors and other workers working on our sites.

Note XII Workforce details

The total number of Philips employees was 66,678 at the end of 2024, compared with 69,656 at the end of 2023, a decrease of 2,978 employees. The total number of non-employees (contingent workers) in headcount at Philips at the end of 2024 was 1,741.

Philips Group
Employees per worker type in Headcount

	2023	2024
Philips employees	68,039	66,678
Contingent workers	2,163*	1,741
Total	**70,202**	**68,419**

* EY did not provide assurance over the comparative information presented

By year-end 2024, Philips completed its previously announced plans to reduce its workforce by 10,000 roles globally by 2025. These reductions were part of our multi-year plan designed to create value with sustainable impact, and Philips sought to support those who were directly impacted by the reductions in finding new roles.

Subject to local country legislation, our support offers include:
- social plan or respective severance policy
- outplacement services and support through our Employee Assistance Program
- work placement agency, where applicable, for employment-to-employment support
- redeployment – where possible – as applicable by local legislation and in the context of the hiring restrictions

Philips Group
Employees per segment in FTEs at year-end

	2022*	2023*	**2024**
Diagnosis & Treatment	26,840	25,773	24,544
Connected Care	19,759	17,385	16,829
Personal Health	7,858	7,535	7,991
Other	*22,777*	*18,963*	*18,459*
Philips Group	**77,233**	**69,656**	**67,823**

* EY did not provide assurance over the comparative information presented

225

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Employment in FTEs at year-end

	2022*	2023*	2024
Balance as of January 1	**78,189**	**77,233**	**69,656**
Consolidation changes:			
Acquisitions	87	27	-
Divestments	(33)	(353)	(227)
Other changes	(1,010)	(7,251)	(1,606)
Balance as of December 31	**77,233**	**69,656**	**67,823**

* EY did not provide assurance over the comparative information presented

Geographic footprint

Approximately 56% (2023: 56%) of the Philips workforce is located in Mature geographies and 44% (2023: 44%) in Growth geographies. In 2024, the number of employees in Mature geographies decreased by 1,066. The number of employees in Growth geographies decreased by 768.

Philips Group
Employees per geographic area in FTEs at year-end

	2022*	2023*	2024
Western Europe	19,297	16,900	16,537
North America	20,618	18,094	17,544
Other mature geographies	4,576	4,105	3,952
Mature geographies	**44,491**	**39,099**	**38,033**
Growth geographies	32,742	30,558	29,790
Philips Group	**77,233**	**69,656**	**67,823**

* EY did not provide assurance over the comparative information presented

In addition, the below table shows the spread of employees across countries where Philips has the highest presence in terms of headcount (at least 10% of the total employee population).

Philips Group
Employees headcount in countries representing at least 10% of total workforce

Country	Number of employees
USA	16,639
The Netherlands	8,566
India	8,166
China	6,716

Employee turnover

In 2024, employee turnover amounted to 14.8%, of which 7.5% was voluntary, compared to 17.6% (9.5% voluntary) in 2023.

Philips Group
Employee turnover 2024 in number of employees

	Staff	Professionals	Management	Executives	Total
Female	2,781	1,620	176	15	4,592
I choose not to self-identify	3	4			7
Male	2,218	2,825	338	37	5,418
Philips Group	**5,002**	**4,449**	**514**	**52**	**10,017**

Philips Group
Employee turnover 2024

	Staff	Professionals	Management	Executives	Total
Female	23.0%	12.2%	13.1%	19.0%	17.1%
I choose not to self-identify	17.6%	14.8%			15.9%
Male	17.0%	11.5%	12.1%	18.8%	13.3%
Philips Group	**19.8%**	**11.7%**	**12.4%**	**18.8%**	**14.8%**

Philips Group
Voluntary turnover 2024

	Staff	Professionals	Management	Executives	Total
Female	9.8%	6.9%	5.7%	2.5%	8.1%
I choose not to self-identify	11.8%	7.4%			9.1%
Male	9.1%	6.3%	4.5%	7.1%	7.1%
Philips Group	**9.4%**	**6.5%**	**4.9%**	**5.8%**	**7.6%**

Philips Group
Employees (excluding contingent workers) by working type in headcount at year-end

	Female	I choose not to self-identify	Male	Total
Permanent employees	23,551	42	39,038	62,631
Temporary employees	3,054	1	991	4,046
Other			1	1
Philips Group	**26,605**	**43**	**40,030**	**66,678**

226

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Employees headcount by contract type and region at year-end

	Permanent employees	Temporary employees	Other	Philips Group
Western Europe	17,172	268	1	17,441
North America	17,176	5		17,181
Other mature geographies	1,814	91		1,905
Mature geographies	**36,162**	**364**	**1**	**36,527**
Growth geographies	26,469	3,682		30,151
Philips Group	**62,631**	**4,046**	**1**	**66,678**

Philips' Employee disclosures methodologies:
All reported employee data is actual and based on year-end numbers.

Employees are defined as individuals who are in an employment relationship with the undertaking according to national law or practice.

Philips employees include permanent (with an undefined end-date contract) and temporary (with a defined end-date contract) employees. There is no non-guaranteed hours employment (without a guarantee of a minimum or fixed number of working hours) at Philips. Please refer to Income from operations for link to the relevant financial statements data.

Non-employees are defined as contingent workers. The characteristics of non-employee workers in our own workforce, in line with the ESRS definition of non-employees, is prepared using Workday reports.

The rate of employee turnover reported is calculated in headcount as a monthly average across the reporting period. The calculation is based on the sum of Philips employees' voluntary and involuntary turnover.

Collective bargaining and social dialogue

Philips Group
Collective bargaining and social dialogue coverage

		Collective bargaining coverage		Social dialogue
Coverage rate type	Coverage rate	Employees - EEA (for countries with >50 employees, representing >10% of total employees	Employees - Non-EEA (for countries with >50 employees, representing >10% of total employees	Workplace representation (EEA only) (for countries with >50 employees, representing >10% of total employees
1	0-19%		AsiaPac, India, North America, UK & Ireland	
2	20-39%	Denmark	LATAM	
3	40-59%	Belgium, Germany		
4	60-79%			
5	80-100%	Austria, Finland, France, Italy, Netherlands, Norway, Spain, Sweden		Austria, Belgium, Czechia, Denmark, Finland, France, Germany, Italy, Netherlands, Norway, Poland, Portugal, Romania, Spain, Sweden

We strive to follow International Labor Organization principles with respect to local legislation and legitimate associations representing employees' collective interest, with whom we can enter dialogue about workplace issues. Philips employees in some countries are covered by collective bargaining agreements, as well as social dialogue in the form of workers' councils and unions. Regular meeting with Workers' Councils, unions and other associations representing employees' collective interest ensure that we address all relevant material topics for our workforce, including human rights. The above table shows the breakdown of EEA and non-EEA country coverage in terms of collective bargaining agreements, where we have a >10% representation of our total workforce. The number of employees in the European Economic Area (EEA) at year-end 2024 was 12,583, and the percentage of employees in the EEA covered by a collective bargaining agreement is 71%. Globally, 23% of Philips employees are covered by a collective bargaining agreement.

In some EEA countries, there are several collective bargaining agreements related to various industrial trade unions; however, each employee is covered by no more than one agreement. Additionally, EEA countries are also covered by the European Works Council (EWP) agreement.

Social protection

Philips is committed to fair employment practices. Social protection is provided to employees in line with local regulations. In 2024, in accordance with the ESRS we assessed the social protection coverage in the 70 countries where we employ people.

227

Sickness All employees are covered against loss of income in the event of sickness. In the 22 countries where the government does not cover for loss of income, social protection is Philips-enhanced, in line with local practices. In France, only employees with a tenure of 12 months or longer are eligible. Unemployment In line with local practices, employees are not covered for loss of income in case of unemployment in Bangladesh, Colombia, Costa Rica, Egypt, Ghana, India, Indonesia, Kenya, Lebanon, Mexico, Panama, Peru, Philippines, Qatar, and Sri Lanka. In Israel, only employees with a tenure of 18 months or longer are eligible. In Japan, UAE, only employees with a tenure of 12 months or longer are eligible. In Malaysia, and Saudi Arabia, foreign employees are not eligible for unemployment benefits. Employment injury and acquired disability All employees are covered against loss of income in the event of employment injury and/or acquired disability. While in China employees are not directly covered for loss of income due to employment injury and/or acquired disability, all are enrolled in an insurance plan required by the government. In France, only employees with a tenure of 12 months or longer are eligible. Parental leave Employees are covered against loss of income during parental leave in all countries where we employ people. In 8 of the countries where the government does not cover for loss of income, it is Philips enhanced, in line with local practices. In Egypt, Ghana, Kenya, Lebanon, Saudi Arabia, Serbia, South Africa, Turkey and UAE only maternity leave is available. In Colombia, France, Hungary, and Sweden, only employees with a tenure of 12 months or longer are eligible. In Romania, only employees with at least 12 months of work experience including outside of Philips are eligible (from the last 24 months before a child's birth). Retirement Employees in Ghana, Kenya and Myanmar are not covered for loss of income in the event of retirement neither by the government nor by Philips, in line with local practices. In Saudi Arabia, foreign employees are not eligible for retirement benefits. Philips collective bargaining and social dialogue methodologies: Collective bargaining and social dialogue data is collected manually in countries where we operate, using headcount figures. Social protection data, which applies to Philips employees, is collected in the countries in which we operate. It is based on local legislation and Philips policy. 8.5.2 Workers in the value chain In this section we describe the relevant topics for workers in the value chain, with a focus on actions and results. Relevant methodologies and assumptions have been included. Note XIII Supplier sustainability & Workers in the value chain Philips’ purpose to improve people’s health and well-being extends throughout our value chain. At Philips, we have a direct business relationship with approximately 4,400 product and component suppliers and 15,100 service providers. Our supply chain sustainability strategy is evaluated annually through a structured process, combined with multi-stakeholder dialogues. From this, we have developed multiple ESG programs aimed at driving sustainable improvement and relevant targets. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and reducing the environmental impact of our supply base. Supplier engagement in these programs is driven by screening ESG opportunities and risks, evaluating materiality and impact along the lines of material, industry, and country (geographical) characteristics. For more information on ESG governance, including targets setting, please refer to ESG governance, strategy and policies. Procurement and supplier information sessions are scheduled on an ongoing basis. During these sessions, our supplier ESG expectations are shared and clarified. Training courses are organized to support suppliers in meeting those expectations. In addition, suppliers are supported in improving their ESG performance via individual training. Where data is available, suppliers are informed on their performance compared to industry peers, best practices are shared, and their adoption encouraged. During the sourcing process, supplier ESG indicators are evaluated. In addition to minimum requirements set out in our Code of Conduct, suppliers with a better ESG performance are considered favorably. Actions and resources in relation to Workers in the value chain The implementation of our supplier sustainability program is performed by our supplier sustainability team, with representatives in different parts of the world. The implementation of this program does not require material operational nor capital expenditures (OpEx and CapEx). We do not expect a significant change in OpEx nor CapEx to this purpose in short-, medium-, or long- term. Policies and Standards Via policies, standards and position statements Philips communicates its ESG expectations and requirements towards its business relationships. The following policies, standards, and position papers, which are publicly available on Philips’ website, are in place to address material ESG topics in the value chain: our Human Rights Policy reaffirms our commitment to identify, prevent, and mitigate adverse human rights, and directly applies to the activities of the Philips group, including all its businesses, regions, and functions. Our commitment to human rights, including labor rights of workers, extends to other parts of our value chain, affecting our business partners, suppliers and customers. Philips is committed to supporting and respecting human rights, as set out in the International Bill of Human Rights and the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work. We also follow the guidance given in the United Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 228

Nations Guiding Principles on Business and Human Rights (UNGP) and the Organization for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises. Furthermore, Philips has been a signatory to the UN Global Compact since 2007. The Position Paper on Responsible Sourcing of Minerals specifically relates to human rights issues related to the extraction of minerals. Philips’ efforts to respect human rights extend to issues further up the supply chain, for instance to prevent human rights abuses in the extractives sector, especially related to conflict minerals and cobalt. We are committed to not purchasing raw materials, subassemblies, or supplies, known to contain conflict minerals from conflict-affected and high-risk areas (CAHRAs), including the Democratic Republic of the Congo (DRC) and adjoining countries, among others. Philips does not directly source minerals from mines as these are typically several tiers removed from our direct suppliers. Nevertheless, we recognize that from our position in the supply chain as a downstream company we can have an impact in addressing the sustainability issues related to mining of minerals through implementation of due diligence mechanism and robust multi‐stakeholder engagement. Philips fully supports and complies with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). The Supplier Sustainability Declaration (SSD) sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Responsible Business Alliance (RBA) Code of Conduct, in combination with several additional Philips specific expected behaviors. The Code is in alignment with the UN Guiding Principles on Business and Human Rights and key international human rights standards, including the ILO Declaration on Fundamental Principles and Rights at Work and the UN Universal Declaration of Human Rights. It covers topics such as Forced Labor, Child Labor, Human Trafficking, Health & Safety, Environment, Ethics, and Management Systems. The RBA is the world’s largest industry coalition dedicated to responsible business conduct in global supply chains. As a Regular member of the RBA, Philips is required to commit publicly to the RBA Code of Conduct and actively pursue conformance to the Code and its standards, which must be regarded as a total supply chain initiative. The Regulated Substances List (RSL) The RSL specifies the chemical substances regulated by legislation. Suppliers are required to follow all the requirements stated in the RSL. Substances are marked as restricted or declarable. All suppliers are required to commit to the SSD and RSL. Through integration of a Sustainability Agreement in our purchasing agreements, suppliers declare compliance to both the SSD and RSL. Upon request, they provide additional information and evidence. Risks and Vulnerable Groups Philips utilizes a Risk Assessment Platform as a fundamental component of its risk assessment model. The platform employs a dynamic scoring method, which assesses regions across five critical supply chain pillars: Labor, Health and Safety, Environment, Business Ethics, and Management Systems. The scoring method utilizes several indices with data from verified and reputable public sources to generate a final score, including but not limited to the Workers Rights Index (International Trade Union Confederation), Children’s Rights in the Workplace Index (UNICEF and Global Child Forum), Global Slavery Index - Proportion in Slavery and Vulnerability (Walk Free Foundation). Through this methodology, each region is assigned a risk score and categorized into one of four risk bands: Extreme risk, High risk, Medium risk, or Low risk. These data-driven insights, presented in the form of risk maps, enable Philips to strategically focus its efforts to enhance supply chain sustainability while improving the lives of workers within the value chain. Philips recognizes the need to prioritize ethical business practices and mitigate risks associated with suppliers located in countries classified as extreme risk. Philips acknowledges the complexities inherent in its operations, particularly concerning its ambitions to provide access to care for all. In the limited instances where we do procure from extreme risk countries, we implement additional controls and due diligence measures to mitigate risks for workers within the value chain, ensuring alignment with ethical standards and sustainability commitments. Philips has proactively enrolled suppliers from these countries in its Beyond Auditing program to assess them against rigorous standards and foster collaborative efforts towards continuous improvement. Leveraging insights from Beyond Auditing assessments in high-risk countries and embracing technological advancements such as AI and predictive analytics, Philips is committed to expanding the enrollment of suppliers from other geographies. This strategic approach underscores Philips’ commitment to enhancing supply chain sustainability and driving positive change. Our risk assessment extends beyond geographical boundaries to encompass the inherent risks for workers in value chain in certain industries and commodities. While geographic location may play a significant role, the nature of the industry and commodity itself can amplify vulnerabilities within the supply chain. These risks include precarious working conditions, limited legal protections, challenges in accessing grievance mechanisms, as well as long working hours, inadequate rest breaks, and exposure to hazardous conditions. Furthermore, our commitment to responsible sourcing extends to addressing the challenges posed by Conflict Minerals, including cobalt. Conflict minerals, such as tantalum, tin, tungsten, and gold (3TG), sourced from conflict-affected and high-risk areas, present significant human rights and ethical challenges within the supply chain. Additionally, cobalt, a critical component in lithium-ion batteries used in electronic devices, is often mined under hazardous conditions in regions such as the Democratic Republic of Congo (DRC), leading to concerns about child labor, unsafe working conditions, and environmental degradation. Philips acknowledges responsibility to respect human rights, making it imperative to address the welfare of vulnerable groups. These groups encompass children, migrants, minorities, indigenous populations, refugees, and persons with disabilities, among others. They face various risks, such as inadequate working conditions, including long hours and unsafe environments, as well as discrimination, child and forced labor. The UN Guiding Principles on Business and Human Rights emphasize the importance of safeguarding the rights of these vulnerable groups, highlighting the need for companies to identify, prevent, and mitigate any adverse human rights impacts they may face. In line with the approach towards vulnerable groups in our own operations, Philips aims to actively address the unique challenges faced by vulnerable groups within its supply chain. Insights Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 229

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information into specific challenges of these vulnerable groups are collected via the Beyond Auditing engagement, stakeholder dialog events, and via its memberships to several organizations such as the Responsible Business Alliance, UN Global Compact, Responsible Minerals Initiative and European Partnership for Responsible Mining.

Engagement programs

Through several engagement programs, Philips connects with its supply chain stakeholders to identify, prevent and mitigate adverse Human Rights and Environmental impacts. These programs are typically organized per topic and/or stakeholder group to drive effective engagement.

Supplier Sustainability Compliance

In the Supplier Sustainability Compliance program, all up and downstream suppliers are required to commit to the Supplier Sustainability Declaration and Regulated Substances List. The aim of this program is to clearly and formally share Philips ESG expectations. Through integration of a Sustainability Agreement in our purchasing agreements, suppliers declare compliance to both the SSD and RSL. Adherence to the SSD is monitored in the Beyond Auditing program. Adherence to the RSL is validated via the collection of substance declarations on a regular basis.

Beyond Auditing Program

The Beyond Auditing program was introduced in 2016 to replace Philips' former Supplier Auditing program. The Beyond Auditing program focuses on:

- a systematic process to improve the sustainability of our supply chain through continuous improvement against a set of recognized and global references
- preventing adverse impacts via improved ESG maturity
- mitigating and remediating adverse impacts via collaboration, increased transparency, clear commitments, and agreed targets
- encouraging our suppliers, industry peers and cross-industry peers to adopt our approach

This systematic approach is shown in the figure below and is a high-level representation of the SSP program.


Feedback
Feedback
Feedback
BiC
SSIP
DIY
PZT
Philips SSD
Philips RSL
ISO standards
SA8000
Frame of Reference
Program Execution Wheel
Supplier classification
Monitoring impact

First, a set of references, international standards, and Philips requirements are used to develop the Frame of Reference, which covers (1) Management systems, (2) Environment, (3) Health & Safety, (4) Business Ethics, and (5) Human Rights. For each, the maturity level of suppliers is identified in the Program Execution Wheel, which assesses suppliers against the Plan–Do–Check–Act (PDCA) cycle. Suppliers are then categorized through the Supplier Classification model, which differentiates on the basis of supplier maturity, resulting in supplier-specific proposals for improvement. There are four different sub-segments: BiC (Best in Class), SSIP (Supplier Sustainability Improvement Plan), DIY (Do It Yourself) and PZT (Potential Zero Tolerance). The SSP process is monitored and adjusted through continuous feedback loops. The outcome of the SSP assessment is a supplier sustainability score ranging from 0 to 100. This score is based on supplier performance in the five areas mentioned earlier.

Selection and classification

Supplier selection for the program is based on significance. During the lifecycle of the supplier relationship, significance of up and downstream suppliers is determined through an assessment of the supplier's associated ESG risks and opportunities including material, industry, and geographical characteristics, as well as annual spend. In 2024, 168 of our suppliers were considered significant. After the initial assessment, the engagement strategy is tailored based on the suppliers' current performance in terms of sustainability. The frequency of the engagement is determined by the supplier's score. Suppliers with low maturity scores are typically engaged with yearly, suppliers with high maturity scores every three years. To support further supply chain ESG development, also non-significant suppliers are added to the program. By following up regularly, Philips is able to measure the effectiveness of the engagement over time.

Code of conduct and deep dive assessment

The assessments take place virtually as well as on site, depending on the geographical location and the maturity of the supplier. The suppliers in scope will be assessed against the standard of the reference framework by a dedicated Philips ESG assessment team. The assessment is designed to identify risks as well as opportunities. Via document and on-site verification, including direct engagement with workers, a maturity score is determined after which the supplier is supported by Philips' assessment team in creating an improvement plan.

Suppliers who score medium to high during the code of conduct assessment, and as such have managed to demonstrate a reliable foundation of code of conduct implementation, are invited to participate in deep-dive assessments. These deep dive assessments support suppliers, via a similar methodology, to reach higher maturity levels in the domains of Human Rights, Carbon Reduction and Supplier ESG Management (Philips tier 2 suppliers). The Human Rights deep-dive is similar to Philips' internal Human Rights Impact Assessment. This deep dive includes multiple stakeholder interviews and interaction with workers and/or their representatives, appropriately respecting privacy and anonymity of interviewees. The Supplier ESG Management deep dive is similar to Philips' Beyond Auditing approach. Tier 1 suppliers participating in this deep dive receive support from Philips to assess their own suppliers (and thus Philips Tier 2). Tooling and training materials are made available to support the suppliers' capabilities to run these assessments.

230

Potential Zero Tolerance Whenever during the beyond auditing assessments, Potential Zero Tolerances (PZT) are identified, a supplier is assigned a PZT status. The PZT status is a temporary status and requires immediate attention and action. Depending on the categorization, suppliers are engaged in different ways to improve their sustainability performance through agreed improvement plans. If a (Potential) Zero Tolerance is identified, immediate action is taken. If the requested additional information and evidence lead to the conclusion that there is no structural Zero Tolerance, the supplier’s status will be changed and the supplier will go back to the original track in the program. If the conclusion gives rise to a structural Zero Tolerance, the supplier is required to: • propose a corrective action plan to mitigate and/or resolve the identified Zero Tolerance(s) • commit to structurally resolving the Zero Tolerance • provide regular updates and evidence • avoid quick-fixing to prevent reoccurrence Philips defines six Zero Tolerances, which relate to adverse ESG impact in the supply chain: • fake or falsified records • child and/or forced labor • immediate threats to the environment • immediate threats to worker health and safety • failure to comply with regulatory and/or Philips requirements • workers’ monthly income (covering salary for regular hours and overtime, tax deductions, social insurance) failing to meet regulatory requirements Results In 2024, 105 suppliers were added to the Beyond Auditing program (compared to 158 added in 2023). Of the population of suppliers that entered the program in the years before 2024 and have been assessed at least once in the past three years, 455 suppliers were still active in 2024 (compared to 392 in 2023). The combined group represents 82% of our significant suppliers who are in the program. In 2024, 69 tier 2 suppliers entered the program as part of the ESG Supplier Management Deep Dive, resulting a total number of 207 second tier suppliers engaged with in the last three years. In 2024, the overall year-on-year improvement in performance was 39% for suppliers that received their first re-assessment in 2024. Measuring the effectiveness of the engagement and its positive outcomes on the overall supplier maturity score, 88% of suppliers who were engaged with actually showed improved conditions for workers. This figure includes suppliers assessed in the last three years, for which the supplier has communicated their number of employees via the self-assessment questionnaire, which was validated during the on-site assessment. For those workers, labor conditions improved, the risk of serious injury reduced, and the negative environmental impact of suppliers was brought down. For a detailed break-down of percentage improvements realized by active suppliers in the past year, by comparing the assessment in 2024 to their previous assessment, refer to the following table: Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 231

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
SSP 2024 performance: pro-rata improvements in %

Topics	Policy	Procedures	Implementation	Management responsibility	Communication	Risk control	Target-setting & tracking	Corrective action approach	Supplier management
Environment	9%	7%	6%	11%	-4%	27%	9%	8%	7%
Health and Safety	10%	18%	39%	3%	6%	24%	30%	-6%	-9%
Business Ethics	21%	24%	27%	72%	34%	37%	22%	-10%	8%
Human Capital	18%	12%	33%	6%	9%	12%	10%	19%	-1%

Categories which showed the biggest improvement are:
- Management responsibility, Risk control and Target setting and tracking of Environmental topics: establishing an environmental management organization, improving the audit process to periodically assess conformance, including compliance with applicable laws and regulations pertaining to environmental topics, as well as the target setting and tracking on topics such as Greenhouse Gas Emissions.
- Implementation and Target-setting & tracking of Health & Safety topics: improving working conditions of workers in the value chain, including setting targets and tracking progress.
- Business Ethics, especially in the domains of management responsibility, communication, and risk control.
- Implementation for Human Capital: improving the approach to implement policies and procedures into formal records for the supplier's human capital system.

In 2024, eight zero tolerances were found across the following categories: Health and Safety, Labor, and Environmental impact. Four cases were successfully closed in 2024 after confirmation of completion of the corrective action plan. Four zero tolerances, found in the last semester of 2024, are being addressed in ongoing corrective actions.

As part of our commitment to improve the lives of 1 million workers in the supply chain by 2025, Philips measures the impact of the Beyond Auditing engagements through the number of lives improved in the supply chain. This is derived from the improvements that suppliers make in their performance. The number of workers impacted at suppliers participating in the Beyond Auditing program was approximately 936,000 in 2024.

Philips Group
Lives improved in the supply chain in thousands of Lives

	2022	2023	**2024**
Lives improved in the supply chain	459	723	936

Additional progress made in 2024

Philips is actively applying the latest insights in data science and machine learning methods to make the SSP program more efficient. By using reference data collected through over 1,600 assessments in the past years, Philips is working towards integrating maturity and improvement predictions in the program. This is expected to support us in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

On an annual basis, Philips experts organize quality trainings in the sustainability area for suppliers in the scope of the SSP program.

Responsible sourcing of minerals

The supply chains for minerals are long and complex. Philips does not source minerals directly from mines as there are typically 7+ tiers between end-user companies like Philips and the mines where the minerals are extracted. The extraction of minerals can take place in conflict-affected and high-risk regions, where mining is often informal and unregulated, and carried out at artisanal small-scale mines (ASM). These ASMs are vulnerable to exploitation by armed groups and local traders. Within this context, there is an increased risk of severe human rights violations (forced labor, child labor or widespread sexual violence), unsafe working conditions or environmental concerns.

Philips addresses the complexities of minerals supply chains through a continuous due diligence process, combined with active participation in multi-stakeholder initiatives to promote the responsible sourcing of minerals.

Conflict minerals due diligence

Each year, Philips investigates its supply chain to identify smelters of tin, tantalum, tungsten and gold in its supply chain and we have committed to not purchasing raw materials, sub-assemblies, or supplies found to contain conflict minerals.

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI). RMI identifies smelters that can demonstrate, through an independent third-party audit, that the minerals they procure are conflict-free. In 2024, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals Due Diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the US Securities and Exchange Commission (SEC). The conflict minerals report is also publicly available on Philips' website. Philips fully supports and complies with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance).

Each year, we work with our suppliers on the quality of their due diligence reporting by setting minimum criteria for the Conflict Minerals Reporting Templates (CMRT). For the 2024 Conflict Minerals Report, Philips strengthened the acceptance criteria for CMRTs as it intensified the

232

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information required due diligence performed by suppliers towards the use of smelters of high concern. In addition, we strive to reduce the number of non-identified smelters. The percentage of CMRTs that satisfied minimum acceptance criteria has increased by 13 percentage points to 78%. Philips tracks the effectiveness and impact of its program via the response rate of suppliers, as well as CMRTs that satisfied minimum acceptance criteria.

Philips Group
Conflict Minerals Due Diligence results

Key performance indicator	2022	2023	2024
Response rate of suppliers (%)	95%	95%	97%
CMRTs that reached minimum acceptance criteria (%)	78%	65%	78%
Non-listed smelters in our supply chain (#)	0	0	0

Responsible Sourcing approach of Philips

Due diligence approach

OECD Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain


1
Establish strong company management systems
2
Identify and assess risks in the supply chain
3
Analyze and design a strategy
4
Independent third-party audit
5
Report on supply chain due diligence

Multi-stakeholder initiatives

Working together with other stakeholders to apply leverage


Stakeholder Dialog
Connecting supply & demand
Sharing knowledge & best practices
In-region projects for responsible mining
Supply
Demand
Supply chains for responsible sourcing

Cobalt

Philips has performed due diligence on cobalt since 2019. We use cobalt predominantly in lithium-ion batteries. As part of this initiative, we engaged suppliers that provide materials containing cobalt. In 2024, we again reached a 100% response rate (2023: 100%).

Supplier decarbonization program

Since 2003, Philips has looked at ways to improve the environmental performance of its suppliers. When it comes to climate change, we have adopted a multi-pronged approach: reducing the environmental impact of our products, committing to carbon neutrality in our own operations, and engaging with our supply chain to reduce their carbon footprint. Through initiatives such as the CDP supply chain program, Philips motivates its suppliers to disclose emissions, embed board responsibility on climate change, and actively work on reduction activities.

In October 2021, during COP26, Philips announced its target to have at least 50% of its suppliers (based on spend) committed to science-based targets for carbon reduction by 2025.

Philips Group
% of suppliers committed to science-based targets

	2022	2023	2024
% of suppliers committed to Science Based Targets	41%	46%	48%

We consider suppliers to have committed to science-based targets when this is communicated via the Science Based Targets initiative (SBTi), the suppliers' CDP disclosures, or public websites and announcements (on a 'Science Based Target', 'Net Zero Target', or equivalent). Multiple activities have been deployed to help us achieve this climate target. We consider spend to be relevant if it relates to product and component suppliers and relevant service providers, like logistics and information technology suppliers.

CDP engagement: Since 2011 we have been partnering with CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. In 2024, there was a response rate of 88% (2023: 93%). With 504 of our biggest suppliers included in the CDP engagement program in 2024, CDP confirmed Philips is in the top tier in terms of its supplier engagement coverage and was recognized again as a Supplier Engagement leader by CDP. Of the group that responded, 59% engaged in emission-reduction initiatives (2023: 60%). In addition, 51% committed to carbon emission targets (2023: 48%). In the 2024 survey, our suppliers reported 37 million metric tonnes CO_2-e savings from improvement projects undertaken in 2024.

Philips Group
Supplier response rate to CDP questionnaire

	2022	2023	2024
Supplier response rate to CDP questionnaire	85%	93%	88%

Data-driven insights: Through accurate data insights, Philips' buyers are enabled to consider climate action in their supplier selection. In 2024, 48% of our purchases (in spend) were made at suppliers that have committed to science-based CO_2-e reduction targets.

233

Capability building: We support suppliers in advancing their company approach to climate action, offering guidance that is tailored to their climate action maturity. In 2024, we further grew the offering of tailored feedback and guidance for 80% of our suppliers to support their growth in capabilities and help improve their approach. Opportunities for decarbonization: Through on-site assessments we identify energy efficiency opportunities that enable our suppliers to make cost-effective carbon reductions. Our team calculates for the supplier what the cost impact would be, and also the return. In 2024, 22 on-site assessments took place (2023: 19), which resulted in tailored plans for improvement.  Governance and Grievance mechanisms Philips’ governance on human rights is overseen by the Steering Committee on Business and Human Rights, led by senior executives from several functions across the company. This committee ensures that Philips’ responsibility for Human Rights is upheld across the organization. In addition, the company has also appointed a dedicated Human Rights Manager, who ensures alignment of Philips’ activities with its commitment to Human Rights. Steering Committee members report to the Board of Management on a quarterly basis. A dedicated supplier sustainability department coordinates the supplier sustainability engagement programs. This department constantly updates procurement functions on suppliers’ sustainability performance in the engagement programs, including identified risks and Zero Tolerances. By staying informed about suppliers’ sustainability performance, procurement leadership can make informed sourcing decisions that avoid negative impact, strengthen responsible sourcing practices and as such contributing to Philips ESG objectives, as well as setting and reviewing targets. Multiple communication channels exist to serve as grievance mechanisms for early-warning risk awareness. Apart from direct contact opportunities in the engagement programs, Philips has the Philips Speak Up policy and underlying Speak Up mechanism that enables its stakeholders (including employees, former employees and third parties) to inform Philips of any concerns they may have. Internally, its personnel can (anonymously) report possible violations of Philips General Business Principles. In addition, stakeholders can use the email address conflict_free_minerals@Philips.com or existing industry grievance mechanisms like RMI to file complaints related to 3TG. In addition, Philips requires suppliers to have grievance mechanisms in place as indicated in the code of conduct. Related to this requirement is the protection of identify and non-retaliation as set out in de code. In the code of conduct assessments, the presence of grievance mechanisms is checked. In the Human Rights Impact assessments also the awareness, effectiveness and the trust in the mechanism is evaluated. During 2024, Philips has adopted the effectiveness check to the code of conduct assessment as well. Whenever improvements in the mechanisms at suppliers are required, the progress will be evaluated via the regular beyond auditing engagement approach. Related to the above mentioned, Philips does not expect significant operational expenditures (OpEx) nor capital expenditures (CapEx) to execute the supplier engagement programs on short-, medium-, or long-term. Stakeholder dialogs and multi-stakeholder initiatives Working in partnerships with stakeholders is crucial to deliver on our vision to make the world healthier and more sustainable through innovation. Insights gained through our stakeholder engagement process are used as input to manage and update our supplier sustainability strategy, engagement programs and targets. In 2024, Philips organized a dedicated supply chain and human rights stakeholder dialog to collect input from a diverse group of stakeholders. The group represents diverse interests, including stakeholders representing the interest of workers in the value chain. During the 2024 stakeholder dialog, non-governmental organizations, universities, investors, suppliers, partners and peers have participated. Philips is a founding partner of EPRM and has been a strategic member since its inception in May 2016. EPRM is a multi-stakeholder partnership between governments, companies, and civil society actors working toward more sustainable minerals supply chains. The goal of EPRM is to create better social and economic conditions for mine workers and local mining communities by increasing the number of mines that adopt responsible mining practices in Conflict-Affected and High-Risk Areas (CAHRAs). EPRM is an accompanying measure to the EU Conflict Minerals Regulation dedicated to making real change ‘on the ground’. Through EPRM, Philips supports activities to improve responsible mining practices in mining areas in CAHRAs and shares our knowledge and practice in conducting due diligence. Since 2018, Philips has actively participated in several working groups focused on strengthening the responsible production of minerals, as well as improving responsible sourcing practices. Payment practices Philips strives to ensure timely cash flows to its business partners (vendors), especially with respect to Small and Medium-sized Enterprises (SMEs). Philips has insights in the standard payment terms, the actual payments and whether payments are meeting the contract payment terms. The performance is shown in the next table, and includes anomalies and disputed payments due to which payments may be late. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 234

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Payment practice performance

Philips Group
Key payment practice data

Supplier Type	Region	Standard Payment Term (Days)	Average Actual Payment Term (Days)	% Met the Contract Payment Term
SME	Americas	Country Specific – Note legal requirements.	41	85%
No SME	Americas	95 days standard – deviations may exist due to legal requirements or specific contractual agreements.	64	84%
SME	Asia Pacific	Country Specific – Note legal requirements.	73	86%
No SME	Asia Pacific	95 days standard – deviations may exist due to legal requirements or specific contractual agreements.	89	100%
SME	Europe Middle East Africa	Country Specific – Note legal requirements.	58	89%
No SME	Europe Middle East Africa	65 days standard – deviations may exist due to legal requirements or specific contractual agreements.	60	96%
Total Philips	**Global**	**N/A**	**78**	**96%**

The number of legal proceedings during 2024 for late payments is 0. Of these, the number relating to SMEs is 0.

Philips payment practices methodology:
Philips has approximately 4,400 product and component suppliers and 15,100 service providers. The payment practice monitoring and previous table is based on a sample size of 50,000 payments across regions, and to SMEs as well as No SMEs. The sample selected has the same relative distribution across categories as total Philips. It is assumed that this sampling is representative of the total Philips.

For the payment practice performance monitoring, Philips suppliers are categorized as SME (Small Medium Enterprise) and No SME. The EU definition of SME is used, meaning that the enterprise has less than 250 employees and their turnover is less than or equal to EUR 50 million euros or their balance sheet total is less than EUR 43 million euros.

For Supplier's entities located in Asia Pacific (APAC), North America (NAM) and Latin America (LATAM), the payment term shall be 95 days EOM (ninety-five days from the end of the month in which the correct invoice is received), and 55% of our suppliers are located in APAC, NAM and LATAM. For Supplier's entities located in the rest of the world, the payment term shall be 65 days EOM (sixty-five days from the end of the month in which the correct invoice is received), and 45% of our supplier are located in the rest of the world which includes Europe, Middle East and Africa (EMEA). Exceptions to the above contractual payment terms can be the result of:

- Specific country rules and regulations that are legally binding upon Philips and therewith restricting the payment terms to be applied.
- Specific (sub-)categories referred to as "Non-Purchasing Spend" which includes invoices related to taxes, sales-related cost including rebates, customs, personnel related payments, banks, donations, charities, and the like.
- Specific supply market conditions (e.g., shortages, local market practices, etc.)

Philips suppliers are also categorized by region. Each region has its own standard payment terms. According to Philips' policy, the average actual payment term for 2024 is the average days taken to pay all invoices posted and paid within that fiscal year. The "% Met Standard Payment Terms" indicates the proportion of on-time payments according to the agreed terms. As a principle, Philips calculates payment terms from the date that the correct invoice is received.

Note XIV Human rights

For information on Human rights, including policies, targets and actions, please refer to Human rights.

8.5.3 Consumers and end users

The topic within the DMA where Philips has a material positive impact on the consumer and end-user is Access to (quality & affordable) care. Philips aims to improve people's health and well-being through meaningful innovation. We set ourselves the target to improve the lives of 2.5 billion people by 2030, including 400 million lives in underserved communities. We deliver on the latter by providing Access to Care for patients in underserved communities and improve people's lives by providing the technology to healthcare professionals and patients to address Public health risks. For more information please refer to Improving people's lives.

The topics within the DMA that potentially have significant negative impact directly on the consumer and end-user are Product responsibility & safety and Big data, AI & Cybersecurity. Every Product or Service Philips creates inherently comes with a potential impact on Product responsibility

235

& safety. Philips’ activities could present Big data or AI & Cybersecurity impacts and could be created through the activities of the Philips value chain in its strategy and business model. As an integral part of its strategy and business model, Philips takes action to manage potential negative impacts through its risk management and internal control framework. Please refer to Risk management and internal control for more information. Note XV Measuring health impacts In 2024, we continued the research to measure our social impact to assess the positive contributions to health effects offered by publicly traded companies related to medical devices. We further piloted the methodology and evaluated another use case of the potential measurable impact of Ultrasound devices. Case study*): IGT medical devices An analysis of 204 countries estimated the impact of IGT medical devices on reducing cancer (tracheal, bronchus, lung, and kidney) and cardiovascular mortality in different world areas, aligning with UN SDG targets 3.2 and 3.4: • A global assessment of IGT diagnosis indicates that a procedure may prevent between 0.02 and 1.91 deaths per medical device per year, with a global geometric mean of 0.18 and 90% CI [0.08, 0.37]. • Cardiovascular mortality prevention benefits of using IGT medical devices are the highest in Central and Eastern European countries. *) Sanchez-Pina (2023), Assessment of Positive Contributions to Health of Publicly Traded Companies related to Medical Devices, Department of Environmental Health Harvard T.H. Chan School of Public Health Note XVI Lives improved For information on Lives improved, including policies, targets and actions, please refer to Improving people's lives. Philips’ Lives improved methodology: The key performance indicator (KPI) on ‘lives improved’ and the scope are defined in the methodology document that can be found in Methodology for calculating Lives Improved. We used opinions from Philips experts and estimates for some parts of the calculations. Philips has made strong commitments to improve people’s health and well-being. To track our impact, Philips identifies countries where the need for access to healthcare is highest. This is determined by four selected health indicators, as provided by United Nations Sustainable Development Goal 3, which focuses on health and well-being. The specific methodology for how we determine an underserved health community can be found in the same document. Note XVII Product responsibility and safety For information on Product responsibility and safety, please refer to Patient safety, quality and regulatory. Philips did not define targets for this entity specific topic, but closely monitors the impacts, risks and opportunities, for example through its Enterprise Risk management process. In addition, Philips tracks total training hours for employees in the Quality Management Learning (QML) system. Note XVIII Other social information Philips Foundation Philips Foundation is a registered non-profit organization established in 2014 – then founded to be the centralized corporate social responsibility platform of Philips. Expert volunteers from Royal Philips assisted in the execution of Philips Foundation’s programs. Philips Foundation fulfills its mission by deploying Philips’ expertise in innovative healthcare technology and solutions, exploring viable, scalable and sustainable healthcare delivery models to serve vulnerable people, and collaborating with key societal organizations and partners worldwide. Philips Foundation, through its Impact Investments entity, is also investing in enterprises with innovations in the healthcare space, enabling underserved communities to have access to examinations for early detection of medical conditions and timely referral to the right healthcare services. Philips Foundation fosters innovations that are fit for purpose, address local needs, are accessible and affordable, are set up for scaling, and are financially sustainable to help ensure lasting healthcare provision. Since the launch of Philips Foundation, hundreds of grant-based initiatives have been completed or are in progress throughout the world – engaging employees, providing healthcare technologies and solutions, and overcoming healthcare challenges in close connection with organizations operating locally. Philips Foundation Impact Investments B.V., a subsidiary set up in 2021, expanded its portfolio to a total of 14 ventures in 2024. Philips Foundation aims to accelerate the development of potentially high-impact opportunities to enhance access to care and reduce healthcare inequality by nurturing early-stage social enterprises through investments and non-financial support. In 2024, Philips Foundation’s initiatives improved the lives of almost 2.1 million people and provided access to healthcare to around 40 million people in some of the most underserved regions across the globe. Philips Foundation retains the ambition to provide access to quality healthcare for around 100 million underserved people annually by 2030.  In 2024, Philips Foundation continued its program of new and ongoing projects, mainly oriented towards the deployment of technology-based solutions, exploring and supporting scalable ways to strengthen community and primary care. With projects covering many phases of people’s health journeys, Philips Foundation focused on the early detection of cardiovascular and respiratory diseases and cancers, and improving maternal and child health. It also responded to emergency situations such as natural disasters and political conflicts, and addressed overlooked health priorities, such as childhood pneumonia, which are often under-addressed in resource-limited Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 236

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information regions. Philips Foundation aims to strengthen capacity of healthcare facilities and local health workers in underserved areas by leveraging Philips' expertise in healthcare technologies for quality and informed triage, timely treatment or referral to the right service.

In 2024, Philips Foundation further built upon the expertise of Philips employees, social entrepreneurs, academics, medical experts, and others to explore innovative paths to strengthen healthcare access. This included investing in Mamotest's technology to enable faster and more accurate AI-driven analysis of mammograms, allowing women in underserved communities across Latin America to receive a reliable diagnosis sooner. The extended partnership with SAS Brasil resulted in the launch of a pioneering innovation lab in Brazil, aimed at advancing digital health in primary care. Furthermore, Philips Foundation scaled its commitment to tackling rheumatic heart disease by collaborating with the World Heart Federation to bring impactful solutions to Indonesia.

For more information about Philips Foundation, its purpose and scope, as well as its latest annual report, visit the website.

8.6 Governance information

This section provides additional information on (some of) the Business conduct (ESRS G1) parameters reported in Governance. For policies related to Business conduct, please refer to the Policy Overview table. Disclosures on material entity specific topics and the relevant links can be found in the Double Materiality Assessment. Philips did not define targets for some of these entity specific topics, like Geopolitical events, but closely monitors the impacts, risks and opportunities, for example through its Enterprise Risk management process.

Note XIX Philips SpeakUp (Ethics Line)

In line with Philips SpeakUp Policy, potential violations of our GBP or any other concern that may constitute a direct threat to Philips' corporate integrity, are reported through the Philips SpeakUp program. Philips SpeakUp is available to internal stakeholders and also extends to external stakeholders, including customers and end-users. The Philips SpeakUp Policy sets out safeguards for reporters and participants in an investigation, which includes the prohibition of (attempted) retaliation.

In 2024, a total of 805 concerns were reported via Philips SpeakUp (Ethics Line) and through our network of GBP Compliance Officers, an increase of 5.4% year-on-year (2023: 764 concerns). This is a continuation of the year-on-year upward trend. We believe the upward trend in reporting remains in line with our multi-year efforts to encourage our employees to express their concerns.

In percentage terms, North America remains the region with the highest case inflow (2024: 44%; 2023: 47%). The percentage increase in reports is visible in APAC, which is responsible for 25% of all reported concerns (2023: 20%). The EMEA region showed a small increase (2024: 19%; 2023: 18%). Latin America, responsible for 12% of reported concerns in 2024, showed a decline (2023: 15%).

Philips Group
Breakdown of reported GBP concerns in number of reports

	2020	2021	2022	2023	**2024**
Health & Safety	9	26	19	13	9
Treatment of employees	320	342	365	459	529
- Equal and fair treatment	55	52	31	53	47
- Employee development	9	5	20	41	80
- Employee privacy	10	8	11	6	12
- Employee relations	18	13	6	2	1
- Respectful treatment	163	160	226	240	258
- Remuneration	9	28	7	12	15
- Severe human rights incidents*		1			
- Conflict of interest	1	6	7	3	13
- Working hours	14	27	10	14	12
- HR other	41	42	47	88	91
Legal	33	28	30	61	48
Quality	11	11	18	30	33
Business Integrity	138	127	112	137	132
Procurement	7	12	4		4
Security**	3	5	8	10	13
Other	24	20	54	54	37
Total	**545**	**571**	**610**	**764**	**805**

* Examples include forced labor, human trafficking and child labor.
** Security includes physical and IT Security. In previous years, this category was classified as IT.

Most common types of concerns reported

Treatment of employees

As in previous years, the type of concern most commonly reported related to the category 'Treatment of employees'. In 2024, there were 529 reports in this category, compared with 459 in 2023. This represents 66% of the total number of concerns, slightly higher than in 2023 (60%).

The majority of the concerns reported in the 'Treatment of employees' category relate to 'Respectful treatment'. The 'Respectful treatment' sub-category generally relates to concerns about verbal abuse, (sexual) harassment, and hostile work environments. In the 'Treatment of employees' category, 48% of cases originated from North America, a decrease compared to 2023 (51%). In 2024, no material fines, penalties or damages were paid for incidents of discrimination, harassment and severe human rights incidents (e.g., forced labor, human trafficking or child labor).

Business integrity

The second most-reported type of concern relates to 'Business Integrity', which accounted for 16% of total cases reported in 2024, down from 18% in 2023. These concerns originated primarily from the APAC region (36%), followed by North America (23%), Latin America (22%) and EMEA (19%).

237

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

The majority of concerns reported in the category 'Business Integrity' relate to potential fraudulent behavior. The category 'Business Integrity' also includes concerns related to alleged violations of anti-corruption and anti-bribery laws. In 2024, Philips was not convicted or fined for any violation of such laws (either directly or through actors in the company's value chain).

Substantiated/unsubstantiated concerns

Philips Group

Classification of concerns investigated in numbers of reports

	2022		2023		2024	
Category	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated
Health & Safety	3	18	2	14		10
Treatment of employees	87	271	89	370	121	417
Legal	8	17	9	40	7	48
Quality	4	14	7	29	6	31
Business Integrity	60	90	71	77	69	84
Procurement	1	6			1	1
Security*	5	4	4	5	5	10
Other	8	41	14	43	3	52
Total	**176**	**461**	**196**	**578**	**212**	**653**

* Security includes physical and IT Security. In previous years, this category was classified as IT.

In 2024, a total of 865 reports were closed. Of these 865 reports, 212 were substantiated (i.e. were found to constitute a breach of our General Business Principles), which represents 25% of the cases closed in 2024 (also 25% in 2023). 23% of 'Treatment of employees' cases were substantiated, compared with 19% in 2023 (2022: 28%). In addition, 45% of the 'Business integrity' reports were closed as substantiated, compared with 48% in 2023 (2022: 49%). In 2024, 653 cases were unsubstantiated, which represents 75% of the cases closed in 2024. Of these 653 cases, 48 were resolved by means of alternative dispute resolution (ADR). ADR is a newly established procedure that was introduced in 2024 to more effectively resolve *de minimis* concerns related to 'Treatment of employees' reports that do not amount to a violation of the Philips General Business Principles.

Follow-up action

Depending on the outcome of the investigation, appropriate follow-up action is taken. Follow-up action can be remedial and/or disciplinary in nature. Remedial action can vary from strengthening the business processes and procedures, enhanced monitoring, training and coaching, and increasing awareness of the expected standard of business conduct. Disciplinary measures may include written warnings and termination of employment. In 2024, disciplinary action was taken in 150 cases, and remedial action in 198. These actions are tracked through our network of GBP compliance officers. The effectiveness of the SpeakUp program and the follow-up actions taken is tested as part of the bi-annual Business Integrity Survey, see General Business Principles (GBP).

Philips' General Business Principles methodology:
Alleged GBP violations are registered in our web-based reporting tool and followed up in line with our SpeakUp Policy.

Note XX Advocacy activities and expenses

Philips prioritizes its advocacy in three key regions where building strong relationships and collaborations is instrumental for us: the EU, the US and China.

Philips' advocacy also extends to critical global health issues, such as addressing stroke and driving the decarbonization of healthcare systems. In 2024, Philips participated in global platforms such as the World Health Assembly, COP29, COP16, and the UN General Assembly. Most advocacy efforts are concentrated on the following areas.

European Union

- The impact of innovation policy, medical devices regulations and artificial intelligence (AI) on the medical technology sector and consequently on patients.
- The geopolitical tensions on trade and international supply chains.
- The development of roadmaps for acting earlier on NCDs, such as cardiovascular disease, stroke and oncology.

United States

- The use of artificial intelligence (AI) and cybersecurity in healthcare.
- The impact of innovation, tax, reimbursement and market access policies on the future of healthcare at both state and federal level.
- The geopolitical tensions and their impact on trade and international supply chains.

China

- Strong clinical partnerships, particularly relevant to China's healthcare challenges, supplying national top hospitals with tailor-made solutions for their clinical and research needs, decarbonizing the healthcare sector, and improving the resilience of healthcare.
- The impact of geopolitical tensions on trade and international supply chains, and our localization strategy.

Health Systems Sustainability and Resilience

Historic resolution World Health Assembly recognizing climate change as imminent health threat

In 2024, the Alliance for Transformative Action on Climate and Health (ATACH) further solidified its role for global collaboration in addressing the health impacts of climate change. Under the leadership of the World Health Organization (WHO) and its partners, ATACH championed initiatives to accelerate the transition to climate-resilient, sustainable, and low-carbon health systems.

238

Philips has been an active participant in ATACH's initiatives via its trade association DITTA, advocating for transformative change across the healthcare sector. The collaborative efforts within ATACH contributed to the historic resolution at the World Health Assembly (WHA) 2024, which formally recognized climate change as an imminent health threat and committed member states to actionable measures. This resolution reinforces the critical role of partnerships like ATACH in driving global progress toward sustainable health systems. Partnerships for Health Systems Sustainability and Resilience (PHSSR) Philips collaborates closely with a diverse international network of stakeholders to establish strategic partnerships and conduct industry research. In 2020, Philips joined forces with esteemed organizations including the World Economic Forum, AstraZeneca, KPMG, the London School of Economics, the WHO Foundation, and the Center for Asia Pacific Resilience and Innovation (CAPRI) to form the Partnership for Health System Sustainability and Resilience (PHSSR). This non-profit, multi-sector, global collaboration is united in its goal to build more sustainable and resilient health systems. To support this goal, the PHSSR is active in over 30 countries, and has published 32 reports to date on its commissioned independent research, providing evidence-based recommendations on health system strengthening. This work, which includes country specific findings as well as combined overarching global insights, is conducted by national experts with first-hand knowledge and experience of the domestic health systems studied. Many health systems are under severe strain as mounting pressures and growing demands have escalated to a critical level. The PHSSR seeks to facilitate cross-border and cross- sectoral collaboration to accelerate the strengthening of health systems by enabling international knowledge exchange and collaboration with health system stakeholders. Engaging with healthcare professionals and key opinion leaders: Future Health Index The Future Health Index is a research-based platform designed to help determine the readiness of countries to address global health challenges and build sustainable, fit-for-purpose national health systems. By examining the role of technology in the health system, the aim of the Future Health Index is to provide actionable insights to healthcare leaders, healthcare professionals and governments. The Future Health Index 2024 report is based on proprietary research among almost 3,000 healthcare leaders, conducted across 14 countries. It is the largest global survey analyzing the priorities and perspectives of healthcare leaders. The report explores how healthcare leaders view their organization’s ability to deliver timely, high-quality care to everyone. The report focuses on the gaps that stand in these leaders’ way and how they plan to overcome them. The ninth edition shows that healthcare leaders are turning to new care delivery models and AI-enabled innovation to address pressure due to workforce shortages, financial burdens, and growing demand. Globally aligned purchasing criteria for medical imaging equipment Globally agreed sustainable purchasing criteria were published by the newly launched initiative by the Medical Equipment Pro-active Alliance for Sustainable Healthcare (MEPA), with the trade association COCIR as a founding member. Buyers of health technology can play a significant role in driving green purchasing reforms, shifting demand and re-shaping global supply chains to collectively help drive and scale sustainable practices in radiology and healthcare overall. The criteria provide companies and purchasers with a common framework and guidance on how to improve the sustainability of their imaging equipment, enabling them to ask the right questions. The almost 50 criteria draw on existing standards and industry best practices in sustainable procurement, addressing both individual products, as well as suppliers’ sustainability performance. Topic areas range from climate change mitigation over the sustainable use of resources, to corporate ESG performance. Social Impact In the social dimension, Philips collaborates with numerous international partners to deliver sustainable value and drive global change. These efforts align with the UN’s Sustainable Development Goal 3. Our aim is to reduce our shared environmental footprint and increase our social impact as part of the commitment to improve 2 billion lives by 2025. Universal Health Coverage (UHC) by 2030 Universal Health Coverage (UHC) means that all people have access to the full range of quality health services they need, when and where they need them, without financial hardship. The UHC2030 agenda is about ensuring that by 2030 all people can obtain the health services they need without suffering financial hardship. This will not only improve health and health equity but also help reduce poverty, create jobs, drive inclusive economic growth, promote gender equality, and protect populations from epidemics. We can only achieve health for all, the commitment made by United Nations member states, if the public, private and non-profit sectors work together. As member of its Private-Sector Constituency, Philips actively supports the UHC2030 mission. Access to care in underserved communities Fifty percent of the world population does not have access to essential health services. Through dedicated teams across the company’s businesses and regions, and with shared-value public-private partnerships, Philips is developing innovative digital solutions and deploying new business and financing models that are both sustainable and scalable, to strengthen health systems while lowering costs and bringing care closer to those financially vulnerable. Each day, nearly 800 women around the world die from preventable causes related to pregnancy and childbirth, with nearly 95% of all maternal deaths happening in low- and middle-income countries. When it comes to pregnant mothers and babies, ultrasound is the safest option, but there are several barriers to the use of traditional ultrasound scans in low- and middle-income countries (LMICs), such as a shortage of health care professionals trained in ultrasound and limited access to essential medical equipment with the appropriate workflow. By leveraging its expertise in portable ultrasound solutions, and in close collaboration with the Gates Foundation, Philips is developing AI-based applications built into the Philips Lumify handheld ultrasound device, that can assist frontline health workers to effectively capture and interpret ultrasound images. With sonographers in short supply around the world, this approach provides the opportunity for expectant mothers to understand the health of their child at an early stage of pregnancy. The new Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 239 ultrasound-based prototype technology is a preventative measure, aimed at increasing access to maternal care, helping to further reduce fetal mortality and morbidity in the future. The Partnership for Maternal, Newborn, and Child Health (PMNCH) continues to be an important platform for Philips in advocating for health and well-being. Together with PMNCH as the world’s largest alliance for women’s, children’s, and adolescents’ health and well-being, Philips seeks to advocate and collaborate for affordable access to high-quality maternal care during pregnancy and after childbirth, to bring care close to those who need it most. Recognizing the funding gap to achieve UHC, Philips continues its work in impact finance. Philips is working with impact finance organizations to unlock more funding into the healthcare space, with a key role for catalytic capital and blended-finance mechanisms. In 2024, Philips remained an active Steering Committee member of the Health Finance Coalition (HFC), a coalition of leading health donors, investors, and technical partners seeking to scale blended finance solutions to help achieve SDG3 and Universal Health Coverage in Africa. The Transform Health Fund, where Philips engaged as a co-shaper together with HFC and as an anchor investor, achieved its final close above target at US$ 111.5m. The first investments have been made, focusing on supply chain transformation and innovative care delivery models serving low-income patients in Africa. Philips is committed to driving the Digital Connected Care Coalition (DCCC, initiated by Philips and partners in 2019), a global public-private coalition that aims to scale digital health solutions in LMICs as a means to reach UHC. DCCC members pool resources and capabilities to jointly address unmet medical needs. In 2024, significant progress was made on DCCC-supported projects focused on availing primary healthcare through a digitally enhanced model, strengthening health data infrastructures, and improving care delivery through health and wellness centers. Philips also partners with the Philips Foundation to improve access to care in some of the most underserved and financially vulnerable communities globally. In 2024, the Philips Foundation celebrated its ten years anniversary. Refer to the Philips Foundation to learn more. Climate Action and Circularity Regarding its environmental responsibility, Philips focuses on making a material impact, which means prioritizing initiatives that deliver tangible value. Our strategy is in line with the UN’s Sustainable Development Goals 12 and 13. Achievements with customers to decarbonize healthcare Philips helps healthcare organizations worldwide assess and mitigate their environmental impact while enabling better care and outcomes for more patients at lower cost. In 2024, Philips announced significant greenhouse gas (GHG) emissions reduction results following collaboration with customers worldwide to assess and mitigate their carbon footprints, while also enhancing patient care and customer operational efficiency. Key achievements include: • Jackson Health System (US): A 47% projected reduction in CO2-e emissions by replacing legacy patient monitors, comprising 508 tonnes equipment lifecycle CO2-e reduction and 177 tonnes CO2-e reduction due to battery and paper savings. • Champalimaud Foundation (Portugal): 24% emissions reduction per exam in its radiology and nuclear medicine department in the first year, with a goal to halve the carbon footprint of its diagnostic and interventional imaging departments by 2028. • Rennes University Hospital (France): Opportunities identified to reduce annual emissions of the cath lab through energy savings and sustainable equipment upgrades. • County Durham and Darlington NHS Foundation Trust (UK): A sustainability blueprint developed for the Trust’s ICU, focusing on waste reduction and energy efficiency. • Vanderbilt University Medical Center (US): A seminal cradle-to-grave analysis of hospital-based radiology services by the Department of Radiology at Vanderbilt University Medical Center and Royal Philips found the energy consumption from imaging equipment accounted for more than 50% of the greenhouse gas emissions and shed light on areas to focus future evidence-based strategies to decarbonize. In November 2024, the results of this collaboration were published by trade publication Radiology. • Tsinghua University (China): Philips embarked on a research collaboration project with Tsinghua University about the decarbonization pathway for medical equipment. The current project which is ongoing, aims to study and calculate the energy consumption of China's magnetic resonance (MR) devices as well as establishing a research framework for the decarbonization pathway of large-scale medical equipment in China. Partnerships for Circularity In 2024, Philips has continued to engage with multiple stakeholders to drive circular practices worldwide. Philips is a consortium member of ‘Evidence-based Strategies to create Circular Hospitals: Applying the 10-Rs framework to healthcare’ (ESCH-R), which started this year. The consortium is funded by the Dutch Research Council, with the ambition to accelerate the adoption of circular interventions in hospitals to reduce the environmental footprint of healthcare. We have actively participated in the Global Circularity Protocol that aims to be a framework to guide companies in target-setting, measuring, reporting and disclosing progress on circularity, combined also with policy guidance to accelerate the shift towards a circular economy. This initiative is spearheaded by the World Business Council for Sustainable Development (WBSCD), in collaboration with the One Planet network (OPN). Our participation has been as advisory committee members and also in the technical working group. This year, as part of the Global Circularity Protocol, ‘Landscape Analysis of Circularity-related Corporate Performance & Accountability and Policy & Regulation’ and ‘Impact Analysis on Climate, Nature, Equity and Business performance’ were published, announcing among others that the Global Circularity Protocol has the potential to reduce global material consumption by 4% to 5% between 2026 to 2050, leading to a 6% to 7% reduction of GHG emissions and an additional decrease of air pollution (PM2.5), on average by 11% to 12% per year. Through our partnership with Ellen MacArthur Foundation (EMF), we have collaborated with other key partners to create and submit a briefing paper to the GHG Protocol to improve climate emission accounting that supports the circular economy. Our findings highlight how current methodologies can lead to inaccurate or incomplete emission calculations, and also include suggested revisions to the GHG Protocol, standards and guidance. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 240

Together with other parties, Philips contributed to the Circularity Gap report issued by Circularity Gap Reporting Initiative, providing clarity on the gaps to close on a global scale, and on the necessary contribution and scaling of circularity to systematically address climate change. In 2024, Philips was awarded the Cannes Lions Grand Prix award in the Creative Business Transformation category, for its "Better than New" initiative, which brought attention to its new refurbished product portfolio (Philips Refurb Edition) launched in Europe, with Germany as the lead country. Philips Refurb Edition products are part of Philips' commitment to sustainable and circular practices without compromising on quality or affordability. Each product undergoes rigorous inspections and cleaning by a team of experts, along with component replacements as needed – and is shipped with the same 2-year warranty as new products. For more information on Philips’ Circular Economy Program, please refer to section Resource use and circular economy. Partnerships for Climate Action Encouraging progress shared by the World Economic Forum during NY Climate Week, following the Alliance of CEO Climate leaders, representing some of the world’s largest global companies, including Philips. Alliance members achieved aggregate emissions reductions of 10% between 2019 and 2022. This is a significant decrease and well ahead of the emissions reductions achieved by some of the world’s biggest economies. It demonstrates that green growth is not just an idea for the future but a real value driver today. Work will continue, with a focus on mobilizing business action and accelerating Scope 3 emission reduction, i.e. in the product use phase and across global supply chains. Philips Supplier Sustainability approach secured finalist position for Philips in Fortune’s 2024 ‘Change the World’ rankings for its ongoing commitment to improving the health of people and the planet through supply-chain sustainability innovation. Following Cero Generation’s 70MW Italian agrivoltaic project, backed by agreements with Philips and Heineken that went live in November 2023. Next, Philips secured a long-term renewable electricity agreement in 2024, from innovative fishery-solar PV. This agreement enables Philips’ Suzhou facility in Jiangsu Province (China) to operate 100% on green energy and helps Philips to reduce approximately 9,200 tonnes of CO2-e annually. It also supports China’s push to use more low-carbon energy alternatives. For more information on Philips’ Climate Action Program, please refer to section Climate change. World Economic Forum (WEF) Philips engages with the World Economic Forum (WEF), the international organization for public- private cooperation committed to improving the state of the world, through year-round Strategic Partnership activities. The WEF convenes political, business, and civil society leaders to shape global, regional, and industry agendas. In 2024, Philips participated in the WEF Annual Meeting in Davos, driving discussions on sustainable and just healthcare systems, including climate-focused healthcare models, innovations to improve healthcare access for women, and the importance of public-private partnerships in transforming healthcare. Philips also contributed to regional WEF events and side conferences, such as the International Business Council (IBC), the network of Global Future Councils focused on innovative resilience strategies, the Sustainable Development Impact Meetings (SDIM) during the UN General Assembly, and the Annual Meeting of the New Champions in China. SDG Tent at WEF Annual Meeting in Davos Since 2023, Philips has been the hosting partner of the SDG Tent. For almost 20 years, the SDG Tent has been a critical hub for SDG-focused conversations and initiatives during the WEF Annual Meeting in Davos. It is a unique and unbiased meeting point gathering key actors from the private and public sectors, accessible to all in Davos. Philips agreed to take over as hosting partner from Royal DSM, starting with the 2024 WEF Annual Meeting, offering an additional opportunity to contribute towards driving progress on the UN Social Development Goals. In January 2024, the Tent hosted 34 events over 4 days, attracting more than 3,000 visitors and many more online. Artificial Intelligence (AI) In 2024, Philips continued its strong partnership with the European Society of Radiology (ESR) at #ECR2024 and demonstrated how Philips AI-enabled solutions can help radiologists address some of their most pressing challenges, including cost of care, staff shortages, and improving patient outcomes, while at the same time reducing environmental impact. Moreover, at the 2024 Healthcare Information and Management Systems Society Global Health Conference & Exhibition (HIMSS24), Philips emphasized the significant role of artificial intelligence (AI) in healthcare. They highlighted how AI assists clinicians in diagnosing and treating patients more effectively and enables healthcare providers to operate more efficiently. Additionally, Philips discussed the potential of generative AI to alleviate clinicians from time-consuming administrative tasks, addressing the imbalance between rising patient demand and the current shortage of clinical professionals. Partly due to the recent developments in generative AI, there is increasing worldwide attention to develop and deploy AI solutions in a responsible way. Philips is committed to responsible AI with our CEO, Roy Jakobs, co-chairing the US National Academy of Medicine’s Steering Committee on AI Code of Conduct, which aims to provide a framework to ensure that AI solutions applied in healthcare perform accurately, safely, reliably and ethically. Advocacy Expenses in 2024 Philips does not make direct or indirect contributions, in money or in kind, to political parties, organizations, or individuals in politics. However, we engage with a range of stakeholders— including global partnerships, industry associations, and key events organizers—to influence policy development and support business opportunities. This informed and effective advocacy is essential to achieving our vision for healthcare transformation and sustainability. Philips' General Business Principles (GBP) establish our standard for integrity, guiding ethical behaviour, transparency, and accountability. While the Government & Public Affairs team oversees Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 241 lobbying per the European Sustainability Reporting Directives (ESRS), GBP compliance is primarily managed by leaders across Philips’ Businesses, Functions, and Regions. Philips management teams ensure our healthcare advocacy aligns with our commitments to environmental, social, and governance (ESG) principles, underscoring our pledge to responsible stakeholder engagement. Philips is also registered in the EU Transparency Register (REG Number 035366013790-68) to enhance transparency in our advocacy efforts. For more information, please visit our EU Transparency Register. The expenses included in this section are classified into five categories based on contribution level and reported for global partnerships, annual events, trade associations. We are reporting only on expenses equal to or greater than EUR 40,000. We have grouped these, where applicable, into five bandwidths based on contribution level: EUR 1,300,000–1,000,000; EUR 1,000,000–750,000; EUR 750,000–250,000; EUR 250,000–100,000; and EUR 100,000–40,000. Global Partnerships Our global partnerships represent long-term collaborations with organizations that share our values and vision. These engagements involve substantial contributions to support initiatives, research, and programs aimed at addressing healthcare challenges and fostering innovation. Please note that many of the earlier-mentioned partnerships do not require expenses; hence, they have not been included in the listing. Philips Group Global Partnership EUR 750,000 - EUR 250,000 International Consortium for Health Outcomes Measurement (ICHOM) EUR 250,000 - EUR 100,000 Ellen MacArthur Foundation (EMF) Partnership for Health System Sustainability and Resilience (PHSSR) World Business Council for Sustainable Development (WBCSD) World Stroke Organization (WSO) Annual Events and General Contributions Philips actively engages with annual events as platforms for knowledge exchange, networking, and industry growth. These events provide opportunities to connect with key stakeholders, showcase our expertise, contribute to the transformation of healthcare, and advance the decarbonization process within the healthcare industry. Philips Group Annual Events and General Contributions EUR 1,000,000 - EUR 750,000 World Economic Forum (WEF) EUR 250,000 - EUR 100,000 2024 HIMSS Global Health Conference & Exhibition Trade Associations Our memberships in trade associations are essential for staying informed about industry developments and standards. We contribute significantly to these associations to support advocacy efforts, research, and collective industry initiatives that benefit Philips and the healthcare sector. In this trade association overview, we also indicate the relevant country or geographical market area for each association, where applicable. Philips Group Trade Associations EUR 1,300,000 - EUR 1,000,000 Advanced Medical Technology Association (AdvaMed) – United States EUR 250,000 - EUR 100,000 APACMed – Asia-Pacific CardioVascular Coalition (CVC) – United States Dutch Employers' Federation (VNO-NCW) – Netherlands Electrical and Electronic Manufacturers' Association (ZVEI) – Germany European Coordination Committee of the Radiological, Electromedical and Healthcare IT Industry (COCIR) – European Union Medical Device Manufacturers Association (MDMA) – United States Medical Imaging & Technology Alliance (MITA) – United States MedTech Europe – European Union EUR 100,000 - EUR 40,000 Appliance Industry in Europe (APPLiA) – European Union Coalition for Imaging and Bioengineering Research (CIBR) – United States Council for Quality Respiratory Care (CQRC) – United States DigitalEurope – European Union European Round Table for Industry (ERT) – European Union Philips Political Action Committee In the United States, in compliance with U.S. federal law, Philips does not make corporate contributions to federal candidates and federal political committees. Additionally, Philips does not make corporate political contributions to any U.S. state and local campaign committees, state and local political committees, state and local political parties, and other state and local 527 political organizations. The company supports the Philips North America LLC Employee Political Action Committee (Philips PAC) that makes contributions to federal, state and local candidates, political committees, political parties, and other 527 political organizations. Philips PAC is funded exclusively by voluntary contributions from U.S. employees who are eligible, in accordance with federal law, to contribute to the Philips PAC. U.S. federal law prohibits reimbursing employees, directly or indirectly, for contributions to Philips PAC. Please refer to the U.S. Federal Election Commission website for more information pertaining to Philips PAC financial activity. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 242

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

8.7 ESRS cross-reference table

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
ESRS 2 **General disclosures**	Disclosure Requirement BP-1 – General basis for preparation of sustainability		Sustainability statement: General basis for preparation	169	Limited Assurance
	Disclosure Requirement BP-2 – Disclosures in relation to specific circumstances		Sustainability statement: General basis for preparation	169	Limited Assurance
	Disclosure Requirement GOV-1 – The role of the administrative, management and supervisory bodies	SFDR/BRR	Environmental, Social and Governance: ESG governance Supervisory Board report: composition, diversity and self-evaluation Other Board-related matters: Diversity	40 64 268	Limited Assurance
	Disclosure Requirement GOV-2 – Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies		Environmental, Social and Governance: ESG governance	40	Limited Assurance
	Disclosure Requirement GOV-3 - Integration of sustainability-related performance in incentive schemes		Remuneration Report: Non-financial Annual Incentive Remuneration Report: Long-term Sustainability objectives	76 80	Limited Assurance
	Disclosure Requirement GOV-4 - Statement on due diligence	SFDR	ESG governance, strategy and policies: Governance	170	Limited Assurance
	Disclosure Requirement GOV-5 - Risk management and internal controls over sustainability reporting		Environmental, Social and Governance: ESG governance Governance: Financial reporting and sustainability reporting	40 58	Limited Assurance
	Disclosure Requirement SBM-1 – Strategy, business model and value chain	SFDR/P3/BRR	Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy	54 170	Limited Assurance
	Disclosure Requirement SBM-2 – Interests and views of stakeholders		Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy	54 170	Limited Assurance
	Disclosure Requirement SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model		Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy Sustainability statement: IRO Table	54 170 174	Reasonable Assurance
	Disclosure Requirement IRO-1 - Description of the processes to identify and assess material impacts, risks and opportunities		Sustainability statement: Double Materiality Assessment	171	Reasonable Assurance
	Disclosure Requirement IRO-2 – Disclosure requirements in ESRS covered by the undertaking's sustainability statement		Sustainability statement: Double Materiality Assessment	171	Limited Assurance
	Minimum disclosure requirement - Policies MDR-P – Policies adopted to manage material sustainability matters		ESG governance, strategy and policies: Policies Double Materiality Assessment: Policy Overview	171 180	[4]
	Minimum disclosure requirement - Actions MDR-A – Actions and resources in relation to material sustainability matters		ESG governance, strategy and policies: Actions	171	[4]
	Minimum disclosure requirement – Metrics MDR-M – Metrics in relation to material sustainability matters		Sustainability statement: Tracking our 2025 ESG program Sustainability statement: Double Materiality Assessment	166 171	[4]
	Minimum disclosure requirement – Targets MDR-T – Tracking effectiveness of policies and actions through targets		Sustainability statement: Tracking our 2025 ESG program Sustainability statement: Double Materiality Assessment	166 171	[4]

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement
4 For the level of assurance EY provides for each element of MDR, we refer to the topical sections where the MDRs are related to for the applicable assurance level

243

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
ESRS E1 **Climate change**	Disclosure requirement related to ESRS 2 GOV-3 Integration of sustainability-related performance in incentive schemes		Remuneration Report: Non-financial Annual Incentive Remuneration Report: Long-term Sustainability objectives	76 80	Limited Assurance
	Disclosure Requirement E1-1 – Transition plan for climate change mitigation	EUCL/P3/BRR	Climate change: Philips transition plan	189	Limited Assurance
	Disclosure Requirement related to ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model		Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy Sustainability statement: IRO Table Climate change: Impact, risk and opportunity management	54 170 174 188	Reasonable Assurance
	Disclosure requirement related to ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities		Governance: Working with stakeholders and advocacy Sustainability statement: Double Materiality Assessment Climate change: Impact, risk and opportunity management	54 171 188	Reasonable Assurance
	Disclosure Requirement E1-2 – Policies related to climate change mitigation and adaptation		Double Materiality Assessment: Policy Overview Climate change: Policies, metrics and targets	180 183	Reasonable Assurance
	Disclosure Requirement E1-3 – Actions and resources in relation to climate change policies		Climate change: Actions associated with climate change Climate change: Resources allocated to climate change	184 194	Limited Assurance
	Disclosure Requirement E1-4 – Targets related to climate change mitigation and adaptation	SFDR/P3/BRR	Climate change: Policies, metrics and targets Climate change: Designing energy-efficient products	183 189	Limited Assurance
	Disclosure Requirement E1-5 – Energy consumption and mix	SFDR	Climate change: Philips' energy consumption and mix	184	Reasonable Assurance
	Disclosure Requirement E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions	SFDR/P3/BRR	Climate change: Philips' gross Scopes 1, 2, 3 and Total GHG emissions	185	Reasonable Assurance
	Disclosure Requirement E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	EUCL	Climate change: Philips' GHG removals and GHG mitigation projects financed through carbon credits	187	Reasonable Assurance
	Disclosure Requirement E1-8 – Internal carbon pricing		Climate change: Philips' Internal carbon pricing	188	Reasonable Assurance
	Disclosure Requirement E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	P3/BRR	Environmental information: Climate change		Philips makes use of the phase-in provision
ESRS E5 **Resource use and circular economy**	Disclosure Requirement related to ESRS 2 IRO-1 – Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities		Governance: Working with stakeholders and advocacy Sustainability statement: Double Materiality Assessment Resource use and circular economy: Impact, risk and opportunity management	54 171 200	Reasonable Assurance
	Disclosure Requirement E5-1 – Policies related to resource use and circular economy		Double Materiality Assessment: Policy Overview Resource use and circular economy: Policies, metrics and targets	180 196	Reasonable Assurance
	Disclosure Requirement E5-2 – Actions and resources related to resource use and circular economy		Resource use and circular economy: Actions Resource use and circular economy: Allocated Resources to Resource use and circular economy	198 200	Limited Assurance
	Disclosure Requirement E5-3 – Targets related to resource use and circular economy		Resource use and circular economy: Policies, metrics and targets	196	Limited Assurance
	Disclosure Requirement E5-4 – Resource inflows		Resource use and circular economy: Policies, metrics and targets	196	Reasonable Assurance
	Disclosure Requirement E5-5 – Resource outflows	SFDR	Resource use and circular economy: Policies, metrics and targets Resource use and circular economy: Waste	196 203	Reasonable Assurance
	Disclosure Requirement E5-6 – Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities		Environmental information: Resource use and circular economy		Philips makes use of the phase-in provision

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement

244

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
ESRS S1	Disclosure Requirement related to ESRS 2 SBM-2 – Interests and views of stakeholders		ESG governance, strategy and policies: Strategy Social: Our organization, people and culture	170 46	Limited Assurance
Own workforce	Disclosure Requirement related to ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	SFDR	Social: Human rights ESG governance, strategy and policies: Strategy Sustainability statement: IRO Table Social information: Management of key material people topics (Impacts, Risks and Opportunities) Social information: Human rights	47 170 174 215 235	Reasonable Assurance
	Disclosure Requirement S1-1 – Policies related to own workforce	SFDR/BRR	Double Materiality Assessment: Policy Overview Social information: Policies, metrics and targets	180 215	Reasonable Assurance
	Disclosure Requirement S1-2 – Processes for engaging with own workers and workers' representatives about impacts		Social: Our organization, people and culture Own workforce: Workforce of the future Own workforce: Employee engagement	46 216 220	Limited Assurance
	Disclosure Requirement S1-3 – Processes to remediate negative impacts and channels for own workers to raise concerns channels for own workers to raise concerns	SFDR	Governance: General Business Principles (GBP) Governance information: Philips SpeakUp (Ethics Line)	51 237	Limited Assurance
	Disclosure Requirement S1-4 – Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions		Governance: General Business Principles (GBP) Governance information: Philips SpeakUp (Ethics Line)	51 237	Limited Assurance
	Disclosure Requirement S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities		Sustainability statement: Tracking our 2025 ESG program Social information: Policies, metrics and targets	166 215	Limited Assurance
	Disclosure Requirement S1-6 – Characteristics of the undertaking's employees		Social statements: Workforce details	225	Reasonable Assurance
	Disclosure Requirement S1-7 – Characteristics of non-employee workers in the undertaking's own workforce		Social information: Workforce details	225	Limited Assurance
	Disclosure Requirement S1-8 – Collective bargaining coverage and social dialogue		Workforce details: Collective bargaining coverage and social dialogue	227	Reasonable Assurance
	Disclosure Requirement S1-9 – Diversity metrics		Social information: Diversity, Inclusion and Well-being	218	Reasonable Assurance
	Disclosure Requirement S1-10 – Adequate wages		Social information: Living Wage and Adequate Wage	222	Limited Assurance
	Disclosure Requirement S1-11 – Social protection		Workforce details: Social protection	227	Limited Assurance
	Disclosure Requirement S1-12– Persons with disabilities		Social information: Diversity, Inclusion and Well-being	218	Limited Assurance
	Disclosure Requirement S1-13 – Training and skills development metrics		Workforce of the future: Career development Workforce of the future: Learning	217 218	Limited Assurance
	Disclosure Requirement S1-14 – Health and safety metrics	SFDR/BRR	Social information: Health and Safety	223	Reasonable Assurance
	Disclosure Requirement S1-15 – Work-life balance metrics		Social information: Diversity, Inclusion and Well-being	220	Limited Assurance
	Disclosure Requirement S1-16 – Compensation metrics (pay gap and total compensation)	SFDR/BRR	Supervisory Board: Remuneration report 2024 Social information: Equal opportunities and equal pay	83 221	Limited Assurance
	Disclosure Requirement S1-17 – Incidents, complaints and severe human rights impacts	SFDR/BRR	Governance information: Philips SpeakUp (Ethics Line)	237	Reasonable Assurance

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement

245

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
ESRS S2 **Workers in the value chain**	Disclosure Requirement related to ESRS 2 SBM-2 Interests and views of stakeholders		Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy Workforce of the future: Total Workforce Strategy Supplier Sustainability & Workers in the value chain: Stakeholder dialogs and multi-stakeholder initiatives	54 170 216 234	Limited Assurance
	Disclosure Requirement related to ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and business model	SFDR	Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy Sustainability statement: IRO Table Workforce of the future: Total Workforce Strategy	54 170 174 216	Reasonable Assurance
	Disclosure Requirement S2-1 – Policies related to value chain workers	SFDR/BRR	Double Materiality Assessment: Policy Overview Supplier Sustainability & Workers in the value chain: Policies and Standards	180 228	Reasonable Assurance
	Disclosure Requirement S2-2 – Processes for engaging with value chain workers about impacts		Supplier Sustainability & Workers in the value chain: Stakeholder dialogs and multi-stakeholder initiatives	234	Limited Assurance
	Disclosure Requirement S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns		Supplier Sustainability & Workers in the value chain: Selection and classification Supplier Sustainability & Workers in the value chain: Governance and Grievance mechanisms	230 234	Limited Assurance
	Disclosure Requirement S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	SFDR	Supplier Sustainability & Workers in the value chain Supplier Sustainability & Workers in the value chain: Actions and resources in relation to Workers in the value chain	228 228	Limited Assurance
	Disclosure Requirement S2-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities		Sustainability statement: Tracking our 2025 ESG program Supplier Sustainability & Workers in the value chain: Results	166 231	Limited Assurance

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement

246

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
ESRS S4 **Consumers and end-users**	Disclosure Requirement related to ESRS 2 SBM-2 – Interests and views of stakeholders		Social: Improving people's lives Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy	46 54 170	Limited Assurance
	Disclosure Requirement related to ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business mode		Social: Improving people's lives Governance: Patient safety, quality and regulatory Governance: Working with stakeholders and advocacy ESG governance, strategy and policies: Strategy Sustainability statement: IRO Table	46 50 54 170 174	Reasonable Assurance
	Disclosure Requirement S4-1 – Policies related to consumers and end-users	SFDR/BRR	Governance: General Business Principles (GBP) ESG governance, strategy and policies: Policies Double Materiality Assessment: Policy Overview Governance information: Philips SpeakUp (Ethics Line)	51 171 180 237	Reasonable Assurance
	Disclosure Requirement S4-2 – Processes for engaging with consumers and end-users about impacts		Social: Improving people's lives Governance: General Business Principles (GBP) Governance: Working with stakeholders and advocacy Governance information: Philips SpeakUp (Ethics Line)	46 51 54 237	Limited Assurance
	Disclosure Requirement S4-3 – Processes to remediate negative impacts and channels for consumers and end-users to raise concerns		Social: Improving people's lives Governance: Patient safety, quality and regulatory Governance: General Business Principles (GBP) Governance information: Philips SpeakUp (Ethics Line)	46 50 51 237	Limited Assurance
	Disclosure Requirement S4-4 – Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	SFDR	Social: Improving people's lives Governance: Patient safety, quality and regulatory Consumers and end-users: Product responsibility and safety	46 50 236	Limited Assurance
	Disclosure Requirement S4-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities		Social: Improving people's lives Sustainability statement: Tracking our 2025 ESG program Sustainability statement: Double Materiality Assessment	46 166 171	Limited Assurance
ESRS G1 **Business conduct**	Disclosure Requirement related to ESRS 2 GOV-1 – The role of the administrative, supervisory and management bodies		Environmental, Social and Governance: ESG governance Governance: Corporate governance	40 48	Limited Assurance
	Disclosure Requirement related to ESRS 2 IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities		Sustainability statement: Double Materiality Assessment Governance information: Philips SpeakUp (Ethics Line)	171 237	Reasonable Assurance
	Disclosure Requirement G1-1– Corporate culture and Business conduct policies and corporate culture	SFDR	Governance:The Philips integrated operating model Governance: General Business Principles (GBP) Governance information: Philips SpeakUp (Ethics Line)	49 51 237	Reasonable assurance
	Disclosure Requirement G1-2 – Management of relationships with suppliers		Business: Supply chain and procurement Social: Supplier sustainability Supplier Sustainability & Workers in the value chain: Selection and classification	23 48 230	Limited Assurance
	Disclosure Requirement G1-3 – Prevention and detection of corruption and bribery		Governance: General Business Principles (GBP) Governance information: Philips SpeakUp (Ethics Line)	51 237	Reasonable Assurance
	Disclosure Requirement G1-4 – Confirmed incidents of corruption or bribery	SFDR/BRR	Governance: General Business Principles (GBP) Governance information: Philips SpeakUp (Ethics Line)	51 237	Reasonable Assurance
	Disclosure Requirement G1-5 – Political influence and lobbying activities		Advocacy activities and expenses Advocacy activities and expenses: Advocacy Expenses	238 241	Limited Assurance
	Disclosure Requirement G1-6 – Payment practices		Supplier Sustainability & Workers in the value chain: Payment practices	234	Limited Assurance

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement

247

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
Entity specific Environmental Profit & Loss (EP&L) account	Entity-Specific Disclosure Requirements ESRS		Environmental: Measuring our environmental impact (Environmental Profit & Loss statement 2024) Environmental information: Resource use and circular economy: Philips Environmental Profit & Loss account and Material Flow reporting methodology	40 201	Reasonable Assurance
Entity specific Green/ EcoDesigned Innovation (NPI)	Entity-Specific Disclosure Requirements ESRS		Environmental: Resource use and circular economy: EcoDesign Environmental information: Resource use and circular economy: EcoDesign Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	44 201 204	Limited Assurance
Entity specific Green/ EcoDesigned Innovation (spend)	Entity-Specific Disclosure Requirements ESRS		Environmental: Resource use and circular economy: EcoDesign Environmental information: Resource use and circular economy: EcoDesign Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	44 201 204	Reasonable Assurance
Entity specific EcoHero Revenue	Entity-Specific Disclosure Requirements ESRS		Environmental information: EcoHero Revenues and Green Revenues Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	202 204	Reasonable Assurance
Entity specific Circular Revenue	Entity-Specific Disclosure Requirements ESRS		Environmental information: Resource use and circular economy: Circular revenues Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	198 204	Reasonable Assurance
Entity specific Circular Materials Management	Entity-Specific Disclosure Requirements ESRS		Environmental: Resource use and circular economy Resource use and circular economy: Policies, metrics and targets Resource use and circular economy: Waste Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	43 196 203 204	Reasonable Assurance
Entity specific Closing the Loop	Entity-Specific Disclosure Requirements ESRS		Environmental: Resource use and circular economy Resource use and circular economy: Policies, metrics and targets Resource use and circular economy: Circular end-of-use management Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	43 196 199 204	Reasonable Assurance
Entity specific Zero Waste to Landfill	Entity-Specific Disclosure Requirements ESRS		Environmental: Resource use and circular economy Resource use and circular economy: Policies, metrics and targets Resource use and circular economy: Waste Environmental information: Resource use and circular economy: Philips methodologies for 2025 circularity targets	43 196 203 204	Reasonable Assurance
Entity specific Women in leadership positions	Entity-Specific Disclosure Requirements ESRS		Our organization, people and culture: Leadership and people capabilities Social information: Diversity, Inclusion and Well-being Diversity, Inclusion and Well-being: Diverse representation of talent Diversity, Inclusion and Well-being: Philips diversity metrics methodology	47 218 219 220	Reasonable Assurance
Entity specific Employee Engagement Index	Entity-Specific Disclosure Requirements ESRS		Our organization, people and culture: Our culture Social information: Employee engagement Employee engagement: Philips Employee Engagement Index (EEI) calculation methodology	46 220 221	Limited Assurance

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement

248

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

CSRD Topic[1]	CSRD Disclosure requirement	Other EU legislation[2]	Reference	Pages[3]	Assurance level
Entity specific Living wage	Entity-Specific Disclosure Requirements ESRS		Social information: Equal opportunities and equal pay Social information: Living Wage and Adequate Wage Living Wage and Adequate Wage: Philips living and adequate wage methodology	221 222 222	Limited Assurance
Entity specific Human rights impact assessments	Entity-Specific Disclosure Requirements ESRS		Social: Human rights Supplier Sustainability & Workers in the value chain: Governance and Grievance mechanisms Social information: Human rights	47 234 235	Limited Assurance
Entity specific Supplier Sustainability Program	Entity-Specific Disclosure Requirements ESRS		Social information: Supplier Sustainability & Workers in the value chain	228	Reasonable Assurance
Entity specific Lives improved	Entity-Specific Disclosure Requirements ESRS		Social: Improving people's lives Social information: Lives Improved	46 236	Reasonable Assurance
Entity specific Product responsibility & Safety	Entity-Specific Disclosure Requirements ESRS		Governance: Patient safety, quality and regulatory Human rights: Consumers and end users Social information: Product responsibility and safety	50 235 236	Reasonable Assurance
Entity specific Big data & privacy	Entity-Specific Disclosure Requirements ESRS		Governance: Cybersecurity Human rights: Consumers and end users	52 235	Limited Assurance
Entity specific Competition & Market access	Entity-Specific Disclosure Requirements ESRS		Governance: General Business Principles (GBP)	51	Limited Assurance
Entity specific Geopolitical events	Entity-Specific Disclosure Requirements ESRS		Governance: Tax contribution Governance: Working with stakeholders and advocacy	53 54	Limited Assurance
Entity specific Tax transparency	Entity-Specific Disclosure Requirements ESRS		Governance: Tax contribution	53	Reasonable Assurance

Disclosure requirements and related datapoints which are derived from other EU legislation which Philips deems non-material have been included in the below table.

Philips Group
Other EU legislation

CSRD Disclosure requirement	Regulation	Materiality
ESRS E2-4	SFDR	Not Material
ESRS E3-1	SFDR	Not Material
ESRS E3-4	SFDR	Not Material
ESRS 2 - SBM3 - E4	SFDR	Not Material
ESRS E4-2	SFDR	Not Material
ESRS S3-1	SFDR/BRR	Not Material
ESRS S3-4	SFDR	Not Material

1 Disclosure requirements and related datapoints derived from other EU legislation listed in Appendix B of ESRS 2 which Philips deems material have been included in the cross-reference table
2 EU Climate Law (EUCL), Sustainable Finance Disclosure Regulation (SFDR), Climate Benchmark Standards Regulation (BRR), EBA Pillar 3 Disclosure Requirements (P3)
3 The page references a specific element of information which addresses the relevant datapoint prescribed by the corresponding Disclosure Requirement

249

9 Further information 9.1 References to the content of this Annual Report 251 9.2 Management’s statements and report 251 9.3 Independent auditor’s reports 252 9.4 Corporate governance report 264 9.5 Risk factors and responses 272 9.6 ESG reporting frameworks 283 9.7 How we create value 284 9.8 Appropriation of profits 285 9.9 Reconciliation of non-IFRS information 285 9.10 Other Key Performance Indicators 293 9.11 Forward-looking statements and other information 294 9.12 Investor information 296 9.13 Definitions and abbreviations 298 Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 250

9.1 References to the content of this Annual Report Financial statements Chapter 6 ‘Group financial statements’ and Chapter 7 ’Company financial statements’ together contain the statutory financial statements of Koninklijke Philips N.V., the parent company of the Philips group. These statements are subject to adoption by the company’s shareholders at the 2025 Annual General Meeting of Shareholders. Management report The following sections and chapters form the management report within the meaning of article 2:391 of the Dutch Civil Code: • Our Management • Strategy • Financial performance • Environmental, Social and Governance • Sub-section ‘Diversity’ in Report of the Corporate Governance and Nomination & Selection Committee • Sustainability statement • Further information, but excluding Independent auditor’s reports The sections Strategy, Financial performance, Environmental, Social and Governance, and Sustainability statement provide an extensive analysis of the developments during the financial year 2024 and the results. These sections also provide information on the business outlook, investments, financing, personnel and research and development. For ‘Additional information’ within the meaning of article 2:392 of the Dutch Civil Code, please refer to Independent auditor’s report on financial statements and the Appropriation of profits. Please refer to Forward-looking statements and other information for more information about forward-looking statements, third-party market share data, fair value information, and revisions and reclassifications. Sustainability statement On the date of this Annual Report, the European Corporate Sustainability Reporting Directive (CSRD) has not been transposed and implemented in Dutch law. However, Royal Philips has anticipated such implementation, reporting on environmental, social and governance (ESG) in its sustainability statement included in this Annual Report. The sustainability statement within the meaning of the European Sustainability Reporting Standards (ESRS) is included in chapter 8 Sustainability statement of this Annual Report and includes by reference chapter 4 Environmental, Social and Governance, as well as certain other sections of this Annual Report referred to in ESRS cross-reference table. 9.2 Management’s statements and report The statements and report below are provided by Roy Jakobs, Charlotte Hanneman and Marnix van Ginneken, together constituting the entire Board of Management of Koninklijke Philips N.V., on the date of this Annual Report. Management’s statement pursuant to best practice provision 1.4.3 of the Dutch Corporate Governance Code On the basis of the outcome of the processes embedded in the company’s risk management and internal control framework (refer to Risk management and Internal Control), the Board of Management confirms that: (i) the management report (within the meaning of section 2:391 of the Dutch Civil Code) provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems; (ii) such systems provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies; (iii) based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and (iv) the management report states those material risk and uncertainties that are relevant to the expected continuity of the company for a period of 12 months after the preparation of the report. The financial statements fairly represent the financial condition and result of operations of the company and they provide the required disclosures. In view of the above, the Board of Management believes that it is in compliance with best practice provision 1.4.2 of the Dutch Corporate Governance Code. It should be noted that the above does not imply that the internal risk management and control system provide certainty as to the realization of the operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non-compliances with rules and regulations. The above statement on internal control should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth below in this section Management’s statements and report. Management’s statement pursuant to section 5:25c paragraph 2 sub c of the Dutch Financial Supervision Act (Wet op het financieel toezicht) The Board of Management of Koninklijke Philips N.V. hereby declares that, to the best of its knowledge, the Group financial statements and Company financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole and that the management report specified in References to the content of this Annual Report gives a true and fair view concerning the position as per the balance sheet date, the development and performance of the business during the financial year of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks that they face. Management’s annual report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act The Board of Management of Koninklijke Philips N.V. (Royal Philips) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 251 defined in Rule 13a-15 (f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Board of Management conducted an assessment of Royal Philips' internal control over financial reporting based on the “Internal Control Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2024, it has concluded that, as of December 31, 2024, Royal Philips' internal control over Group financial reporting is considered effective. The effectiveness of the Royal Philips’ internal control over financial reporting as of December 31, 2024, as included in this section Group financial statements, has been audited by EY Accountants B.V., an independent registered public accounting firm, as stated in their report which follows hereafter. Changes in internal control over financial reporting There were no changes in our internal control over financial reporting during 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 9.3 Independent auditor’s reports Introduction EY Accountants B.V. (the legal successor of Ernst & Young Accountants LLP), has issued several reports which have been included in this section Independent auditor’s reports. First, the report set out in section Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as of December 31, 2024, based on COSO criteria. Management’s report on internal control over financial reporting is set out in Management’s statements and report. Second, as our external auditor, EY Accountants B.V. issued a report on the 2024 consolidated financial statements and the company financial statements, in accordance with Dutch law, including the Dutch standards on Auditing, of Koninklijke Philips N.V., which is set out in Independent auditor’s report on financial statements. Our independent auditor has also issued a report on the consolidated financial statements 2024 and 2023 in accordance with the standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F expected to be filed with the US Securities and Exchange Commission on February 21, 2025. Third, the company engaged EY Accountants B.V. as external provider of assurance as regards the compliance of the company’s sustainability statement included in this Annual Report. Their report is set out in Independent auditor’s assurance report on ESG information. Reference is also made to External assurance. 9.3.1 Independent auditor’s report on internal control over financial reporting Report of Independent Registered Public Accounting Firm To: the Supervisory Board and Shareholders of Koninklijke Philips N.V Opinion on Internal Control over Financial Reporting We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 21, 2025 expressed an unqualified opinion thereon. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section Management’s report on internal control, of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 252 securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. EY Accountants B.V /s/ EY Accountants B.V. Amsterdam, the Netherlands February 21, 2025 9.3.2 Independent auditor’s report on financial statements To: the Supervisory Board and Shareholders of Koninklijke Philips N.V. Report on the audit of the financial statements 2024 included in the annual report Our opinion We have audited the accompanying financial statements 2024 of Koninklijke Philips N.V. (Philips, or the Company), based in Eindhoven, the Netherlands. The financial statements comprise the group and company financial statements. In our opinion: • The group financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as of December 31, 2024 and of its result and its cash flows for 2024 in accordance with International Financial Reporting Standards as adopted in the European Union (IFRSs-EU) and with Part 9 of Book 2 of the Dutch Civil Code • The company financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as of December 31, 2024 and of its result for 2024 in accordance with Part 9 of Book 2 of the Dutch Civil Code The group financial statements comprise: • The consolidated balance sheet as of December 31, 2024 • The following statements for 2024: the consolidated statements of income, comprehensive income, cash flows and changes in equity • The notes comprising material accounting policy information and other explanatory information The company financial statements comprise: • The company balance sheet as of December 31, 2024 • The company statement of income for 2024 • The notes comprising a summary of the accounting policies and other explanatory information Basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report. We are independent of Koninklijke Philips N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for professional accountants). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 253

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Information in support of our opinion We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters. Our understanding of the business Koninklijke Philips N.V. is a health technology company delivering personal health solutions and professional health solutions for healthcare providers and their patients. The group is structured in operating reporting units (hereinafter: components) and we tailored our group audit approach accordingly. We paid specific attention in our audit to a number of areas driven by the operations of the group, as set out in our Key Audit Matters, as well as in our risk assessment. We determined materiality and identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error, in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Materiality Materiality €90 million (2023: €75 million). Benchmark applied 0.5% of sales (2023: 0.4% of sales). Explanation We determined materiality based on our understanding of the Company’s business and our perception of the financial information needs of users of the financial statements. We consider sales an important metric for the activities of the Company. The benchmark applied is in line with our 2023 audit.  We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons. We agreed with the Supervisory Board that misstatements in excess of €4.5 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds. Scope of the group audit Koninklijke Philips N.V. is at the head of a group of entities. The financial information of this group is included in the financial statements. We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision, review and evaluation of the audit work performed for purposes of the group audit. We bear the full responsibility for the auditor’s report. Based on our understanding of the group and its environment, the applicable financial framework and the group’s system of internal control, we identified and assessed risks of material misstatement of the financial statements and the significant accounts and disclosures. Based on this risk assessment, we determined the nature, timing and extent of audit work performed, including the components at which to perform audit work. For this determination we considered the nature of the relevant events and conditions underlying the identified risks of material misstatements for the financial statements, the association of these risks to components and the materiality or financial size of the components relative to the group. We communicated the audit work to be performed and identified risks through instructions for component auditors as well as requesting component auditors to communicate matters related to the financial information of the component that is relevant to identifying and assessing risks. This resulted in a coverage of 91% of sales and 85% of total assets. For other components, we performed analytical procedures to corroborate that our risk assessment and scoping remained appropriate throughout the audit. Based on our assessment of the risk of material misstatement to Koninklijke Philips N.V.’s financial statements, we selected 6 components which required an audit of the complete financial information. Furthermore, we selected 32 components requiring audit procedures on specific account balances or specified audit procedures on significant accounts. For financial statement account balances such as capitalized development costs, restructuring costs, Health Systems sales and Personal Health sales running on the primary IT systems, Respironics field action provision and other product warranty provisions, payroll and goodwill, we performed (centralized) audit work ourselves. We hosted audit meetings with component auditors to discuss the group audit, the group risk assessment, audit approach and instructions. Based on our risk assessment, we performed in- person site visits at component locations in the United States, China, Indonesia and India. These site visits encompassed some, or all, of the following activities: observing the component operations, co-developing the audit approach responsive to the risks of material misstatements, reviewing related working papers and conclusions, meeting with local and regional management teams. In general, we interacted regularly with the component teams during various stages of the audit. Where deemed appropriate, we attended certain component closing meetings with management. By performing the audit work mentioned above at the entities or business units within the group, together with additional work at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion on the financial statements. Teaming, use of specialists and internal audit We ensured that the audit teams both at group and at component levels included the appropriate skills and competencies which are needed for the audit of a listed client in the health technology industry. We included specialists in the areas of IT audit, forensics, treasury, and income tax and Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 254 have made use of our own experts for valuation of derivatives, environmental liabilities, share based payments and business valuation, as well as actuarial experts. We performed our audit in cooperation with internal audit of Koninklijke Philips N.V., leveraging their in-depth knowledge of Koninklijke Philips N.V. and work performed. We agreed on the joint coordination of the audit planning, the nature and scope of the work to be performed, reporting and documentation. We evaluated and tested the relevant work performed by Internal Audit to satisfy ourselves that the work was adequate for our purposes and established what work had to be performed by our own professionals. Our focus on climate-related risks Climate-related risks can impact financial reporting. The Board of Management has summarized Philips’ commitments and obligations in relation to climate, and reported in Chapter 8 Sustainability statement how the Company is addressing climate-related and environmental risks. As part of our audit of the financial statements, we evaluated the extent to which climate-related risks and the Company’s commitments and (constructive) obligations are taken into account in estimates and significant assumptions applied by Koninklijke Philips N.V. Furthermore, we read the management report and considered whether there is any material inconsistency between the non- financial information in Chapter 8 Sustainability statement and the financial statements. Based on the audit procedures performed, we do not deem climate-related risks to have a material impact on the financial reporting judgments, estimates or significant assumptions as of December 31, 2024 and as such we have not identified a key audit matter. Our focus on fraud and non-compliance with laws and regulations Our responsibility Although we are not responsible for preventing fraud or non-compliance and we cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Our audit response related to fraud risks We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of Philips and its environment and the components of the system of internal control, including the risk assessment process and the Board of Management’s process for responding to the risks of fraud and monitoring the system of internal control including how the Supervisory Board exercises oversight, as well as the outcomes. We refer to Chapter 4, Section 3.9 of the management report for the Board of Management’s fraud risk assessment and Chapter 5, Section 3.3 of the Supervisory Board report in which the Audit Committee reflects on this fraud risk assessment. We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as the code of conduct, whistle blower procedures and incident registration. We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness of internal controls designed to mitigate fraud risks.  As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption, in close co- operation with our forensic and legal specialists. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present. We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non- compliance. We addressed the risks related to management override of controls, as this risk is present in all organizations. For these risks, we have performed procedures, among others to evaluate key accounting estimates for management bias that may represent a risk of material misstatement due to fraud, in particular relating to important judgment areas and significant accounting estimates as disclosed in Note 1 to the group financial statements. We have also used data analysis to identify and address high-risk journal entries and evaluated the business rationale (or lack thereof) of significant extraordinary transactions, including those with related parties. When identifying and assessing fraud risks, we presumed that there are risks of fraud in sales recognition. We refer to our Key Audit Matter related to ‘Revenue recognition — Sales to distributors and retailers, and installable sales orders’ for further information. We considered available information and made inquiries of relevant executives, directors, internal audit, legal, compliance, human resources, regional directors and the Supervisory Board. The fraud risks we identified, inquiries and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements. Our audit response related to risks of non-compliance with laws and regulations We performed appropriate audit procedures regarding compliance with the provisions of those laws and regulations that have a direct effect on the determination of material amounts and disclosures in the financial statements. Furthermore, we assessed factors related to the risks of non- compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the Board of Management, reading minutes, inspection of internal audit and compliance reports and performing test of controls and substantive tests of details on classes of transactions, account balances or disclosures. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 255

Given the Company is a global organization, operating in multiple jurisdictions, in our assessment of the risk of non-compliance with laws and regulations, we also considered the potential risk from Philips’ interactions with third-party distributors and governmental agencies. We refer to Chapter 9, Section 5.4 Compliance Risks in the management report. Our audit approach included the following steps: 1) obtain an understanding of the environment and the Company to enable the detection of non-compliance with laws and regulations related to bribery and corruption, 2) obtain an understanding of the internal control environment and the measures for mitigating those risks (by the Company) in the light of applicable anti-corruption laws and regulations and 3) execute controls-based and substantive audit procedures in order to obtain sufficient evidence for the mitigation of the risk of material misstatement of the financial statements due non-compliance with laws and regulations related to bribery and corruption. We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations that all known or alleged instances of non-compliance with laws and regulations have been disclosed to us. We refer to our Key Audit Matter related to the ‘Measurement of provisions and disclosures for legal claims, litigations and contingent liabilities’ for further information as to our procedures in this regard. Our audit response related to going concern As disclosed in Chapter 6, Section 6 Basis of preparation in Note 1 to the group financial statements, the financial statements have been prepared on a going concern basis. When preparing the financial statements, the Board of Management made a specific assessment of the Company’s ability to continue as a going concern and to continue its operations for the foreseeable future.  We discussed and evaluated the specific assessment with the Board of Management, exercising professional judgment and maintaining professional skepticism. We considered whether the Board of Management’s going concern assessment, based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, contains all relevant events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Based on our procedures performed, we did not identify material uncertainties about going concern. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern. Our key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. In comparison with previous year, we removed two key audit matters: ‘Measurement and disclosure of the Respironics field action provision related to Sleep & Respiratory Care products’ and ‘Valuation of Goodwill for Cash Generating Unit Sleep & Respiratory Care’, both due to our reassessment of the related risks of material misstatements for the financial statements 2024. There are no relevant changes to the nature of the other key audit matters. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 256

Revenue recognition – Sales to distributors and retailers, and installable sales orders Risk As disclosed in more detail in Note 6 of the Notes to the consolidated financial statements, the Company recognizes revenue when it transfers control over a good or service to a customer. Transfer of control varies depending on the individual terms of the contract of sale. For consumer-type products in the Personal Health segment, control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. We identified a fraud risk related to improper revenue recognition within the Personal Health segment, by inaccurately recognizing revenues for orders where control transfers upon delivery at distributors and retailers.. In addition, the sales in the Diagnosis & Treatment (D&T) and Connected Care (CC) segments of the Company include the sale of equipment which requires installation and formal acceptance by the customer before control over the goods and services are transferred to the customer and these installable sales orders can be recognized as revenue. We identified a risk of management accelerating revenue recognition through override of customer acceptance controls for installable sales orders. Our audit approach Our audit procedures included, amongst others, evaluating the appropriateness of the Company’s revenue recognition policies in accordance with IFRS 15 ‘Revenue from Contracts with Customers’ and whether the policies have been applied consistently or whether changes, if any, are appropriate in the circumstances. As part of our audit procedures, we obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls that address the risks of material misstatement relating to the occurrence of revenue recognized for sales to distributors and retailers (Personal Health) and installable sales orders (D&T and CC). Specifically for sales in the D&T and CC segments, we tested the Company’s controls over customers’ acceptance of installed equipment. With respect to revenue recognized for sales to distributors and retailers (Personal Health), we tested revenue transactions before the year-end for sales to distributors and retailers where control transfers upon delivery at customer. We incorporated unpredictability into the nature and extent of these procedures. Furthermore, we tested the accuracy of incoterms recorded in the Company’s IT application. Furthermore, with respect to the installable sales orders we have tested, among other procedures, sales orders recognized before yearend by obtaining formal customer acceptance documentation to evidence occurrence of sales in the appropriate period. We have integrated unpredictability into the nature, timing and extent of these procedures by also testing random sales transactions for installable sales orders. Key observations We evaluated that revenue recognized for sales to distributors and retailers (Personal Health) and installable sales orders (Health Systems) is reasonable. Measurement of provisions and disclosures for legal claims, litigations and contingent liabilities Risk The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as being investigated by governmental authorities for alleged non-compliance with laws and regulations. As more fully described in Note 19, Provisions, and Note 24, Contingencies, this includes legal claims, and litigation related to the Respironics recall and discussions with and information provided to the Department of Justice (DoJ), certain United States' State Attorneys General and the Securities and Exchange Commission (SEC) regarding ongoing investigations. In Note 24, the Company has disclosed present obligations with a probable outflow of economic resources where the amount cannot be reliably estimated, as well as certain possible obligations arising from past events. The Company recognizes provisions for legal claims and litigation when it has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be estimated reliably. At December 31, 2024, the provision balance recorded for these obligations is EUR 1,079 million. A significant portion of this balance is derived from a settlement in relation to the personal injury and medical monitoring class action complaints in the United States (US) for which the Company recorded a provision of EUR 984 million in 2024. Auditing the provisions for legal claims and litigation, and the disclosure for provisions and contingent liabilities is complex due to the judgment applied by management in predicting the outcome of the matters and estimating the potential impact if the outcomes are unfavorable and the amounts involved are, or can be, material to the group financial statements as a whole. Our audit approach Our audit procedures included, amongst others, evaluating the appropriateness of the Company’s accounting policies related to provisions and disclosures for legal claims, litigations, and contingent liabilities in accordance with IAS 37 Provisions, contingent liabilities, and contingent assets, and whether the accounting policies have been applied consistently or whether changes, if any, are appropriate in the circumstances. We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls relating to the identification and evaluation of legal claims, litigation and investigations, and the measurement and continuous re- assessment of the related provisions, contingent liabilities, and disclosures. To evaluate the potential impact of these matters and test the Company’s estimate of provisions for legal claims and litigation and the disclosure for provisions and contingent liabilities our procedures included, among others, discussion of the legal claims, litigation and investigations with both internal and external legal counsel and receiving confirmation letters from both internal and external legal counsel involved in these matters. We also discussed the allegations with the Company’s finance department, inspected relevant correspondence with authorities, and inspected the minutes of the meetings of the Audit Committee, Supervisory Board, Board of Management and Executive Committee. For claims settled during the year, we read the related settlement agreements and agreed the cash payments to these, as appropriate. Specifically related to ongoing investigations into alleged non-compliance with laws and regulations regarding events leading to the Respironics recall, we were supported by forensic specialists and legal specialists in assessing certain technical aspects of the alleged non-compliance matters, legal claims, and litigation. To assess the completeness of the provisions and contingent liabilities, we reviewed publicly available information, such as press releases, notifications issued by regulatory bodies, media reports and publications. For the personal injury litigation and medical monitoring class action settlement in the US, we obtained the settlement agreement and agreed the terms and conditions to the amount recorded for the provision. We evaluated the adequacy of the Company’s disclosure for provisions for legal claims and litigation, and contingent liabilities, as included in the group financial statements. Key observations  We consider the Board of Management’s assessment and conclusion on the expected outcome of the above matters reasonable, and the accounting of legal claims and litigation adequate. We evaluated that the disclosures in the group financial statements related to provisions, contingent liabilities, and contingent assets are adequate. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 257

Recognition of deferred tax assets in the United States Risk The net deferred tax assets of EUR 1,835 million consist of deferred tax assets of EUR 1,916 million and deferred tax liabilities of EUR 81 million. As more fully described in Note 8, Income Taxes, of the total deferred tax assets of EUR 1,916 million as of December 31, 2024, EUR 1,188 million is recognized in respect of entities in various countries where there have been tax losses in the current or preceding financial year, primarily the United States (US). Deferred tax assets are recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that there will be future taxable profits against which these can be utilized. Determining whether such taxable profits are probable involves significant judgment, which includes but is not limited to, the availability and timing of reversal of offsetting deferred tax liabilities, the projection of available future tax profits and the expected period of recovery. Auditing the recognition of deferred tax assets in the US was complex because it involved significant judgment and management assumptions related to projections used to determine future taxable income, which were derived from the Company’s strategic plan, and estimation uncertainty in determining the expected period of recovery. Our audit approach Our audit procedures included, amongst others, evaluating the appropriateness of the tax accounting in accordance with IAS 12 “Income Taxes” and whether the accounting policies have been applied consistently or whether changes, if any, are appropriate in the circumstances. We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the recognition of deferred tax assets in the US. This included controls over management’s process related to the assessment of the model used to project future taxable income, the assumptions used in the income projections, and controls over the mathematical accuracy of the calculation. To evaluate management’s recognition of the US deferred tax assets, we performed procedures to test the projections of future taxable income, based on the Company’s strategic plan, including assessment of the historical accuracy of management’s forecasting assumptions. We also benchmarked the projections of future taxable income to industry trends, performed sensitivity analyses over the key forecasting inputs, evaluated the risk-adjusted scenarios, and tested the mathematical accuracy of management’s model. With the assistance of our tax professionals, we assessed the reasonableness of the expected period of recovery by analyzing the timing and right of offset of certain deferred tax assets with deferred tax liabilities. We also evaluated the adequacy of management’s disclosures around deferred tax assets as included in the group financial statements. Key observations We consider management’s assumptions and estimates made in determining the recoverability of the deferred tax assets in the US to be reasonable. We evaluated that the disclosures related to the deferred tax assets in the US in the group financial statements are adequate. Report on other information included in the annual report The annual report contains other information in addition to the financial statements and our auditor’s report thereon. Based on the following procedures performed, we conclude that the other information: • Is consistent with the financial statements and does not contain material misstatements. • Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report (excluding the sustainability statement) and the other information as required by Part 9 of Book 2 of the Dutch Civil Code and as required by Sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code for the remuneration report. We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements. The Board of Management is responsible for the preparation of the other information, including the management report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code. The Board of Management and the Supervisory Board are responsible for ensuring that the remuneration report is drawn up and published in accordance with sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code. In accordance with the Dutch Corporate Governance Code, the Supervisory Board renders account of the implementation of the remuneration policy in 2024 in the remuneration report, as prepared by the Remuneration Committee. Report on other legal and regulatory requirements and ESEF Engagement Following the appointment by the General Meeting on May 7, 2015, we were engaged by the Supervisory Board as auditor of Koninklijke Philips N.V. on October 22, 2015, as of the audit for the year 2016 and have operated as statutory auditor ever since that date. No prohibited non-audit services We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. European Single Electronic Reporting Format (ESEF) Koninklijke Philips N.V. has prepared the annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF). In our opinion, the annual report, prepared in the XHTML format, including the (partially) marked- up group financial statements, as included in the reporting package by Koninklijke Philips N.V., complies in all material respects with the RTS on ESEF. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 258

The Board of Management is responsible for preparing the annual report, including the financial statements, in accordance with the RTS on ESEF, whereby the Board of Management combines the various components into a single reporting package. Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument (assurance engagements relating to compliance with criteria for digital reporting). Our examination included amongst others: • Obtaining an understanding of the Company’s financial reporting process, including the preparation of the reporting package • Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including: • Obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files has been prepared in accordance with the technical specifications as included in the RTS on ESEF • Examining the information related to the group financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF. Description of responsibilities regarding the financial statements Responsibilities of the Board of Management and the Supervisory Board for the financial statements The Board of Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs-EU and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Board of Management is responsible for such internal control as the Board of Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. As part of the preparation of the financial statements, the Board of Management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Board of Management should prepare the financial statements using the going concern basis of accounting unless the Board of Management either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so. The Board of Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.  The Supervisory Board is responsible for overseeing the Company’s financial reporting process. Our responsibilities for the audit of the financial statements Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material misstatements, whether due to fraud or error during our audit. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The ‘Information in support of our opinion’ section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion. Our audit further included among others: • Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion • Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control • Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Management • Evaluating the overall presentation, structure and content of the financial statements, including the disclosures • Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Communication We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect, we also submit an additional report to the audit committee of the Supervisory Board in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report. We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 259

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.` Amsterdam, February 21, 2025 EY Accountants B.V. Signed by F.J. Blenderman 9.3.3 Limited assurance report of the independent auditor on the sustainability statement To: the Supervisory Board and Shareholders of Koninklijke Philips N.V. Our conclusion We have performed a limited assurance engagement on the consolidated sustainability statement for 2024 of Koninklijke Philips N.V. based in Eindhoven (hereinafter: Philips or the Company) in Chapter 8 Sustainability statement of the accompanying management report including the information incorporated in the sustainability statement by reference (hereinafter: the sustainability statement). Based on our procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the sustainability statement is not, in all material respects: • Prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission and compliant with the double materiality assessment process carried out by the Company to identify the information reported pursuant to the ESRS • Compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) Our conclusion has been formed on the basis of the matters outlined in this limited assurance report. Basis for our conclusion We have performed our limited assurance engagement on the sustainability statement in accordance with Dutch law, including Dutch Standard 3810N, “Assurance-opdrachten inzake duurzaamheidsverslaggeving” (Assurance engagements relating to sustainability reporting), which is a specified Dutch standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised), “Assurance engagements other than audits or reviews of historical financial information”. Our assurance engagement was aimed to obtain a limited level of assurance that the sustainability statement is free from material misstatements. The procedures vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our responsibilities in this regard are further described in the section ‘Our responsibilities for the limited assurance engagement on the sustainability statement of our report. We are independent of Koninklijke Philips N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. This includes that we do not perform any activities that could result in a conflict of interest with our independent assurance engagement and we are not involved in the preparation of the sustainability statement, as doing so may compromise our independence. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for Professional Accountants). The ViO and VGBA are at least as demanding as the International code of ethics for professional accountants (including International independence standards) of the International Ethics Standards Board for Accountants (the IESBA Code) as relevant to limited assurance engagements on sustainability statements of public interest entities in the European Union. We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Emphasis of matter The sustainability statement has been prepared in a context of new sustainability reporting standards, requiring entity-specific interpretations and addressing inherent measurement or evaluation uncertainties. In this context, we want to emphasize the following matters: Emphasis on the most significant uncertainties affecting the quantitative metrics and monetary amounts We draw attention to section 8.2 General basis for preparation paragraph Sources of estimation and outcome uncertainty in the sustainability statement that identifies the quantitative metrics and monetary amounts that are subject to a high level of measurement uncertainty and discloses information about the sources of measurement uncertainty and the assumptions, approximations and judgements the Company has made in measuring these in compliance with the ESRS. The significant uncertainties relate to estimates and assumptions used and reliance on third-party evidence in the metrics “Lives Improved”, “Environmental Profit & Loss statement”, and “Scope 3 emissions” and are further elaborated in the “Methodology for calculating Lives Improved”, version 2024 (Lives Improved methodology), the “Methodology for calculating the Environmental Profit & Loss Account and Material Flow”, version 2024 (EPL and Material Flow methodology) and the “Methodology for calculating scope 3 emissions”, version 2024 (Scope 3 Accounting methodology), as available on the website of Philips. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 260

The comparability of sustainability information between entities and over time may be affected by the lack of historical sustainability information in accordance with the ESRS and by the absence of a uniform practice on which to draw, to evaluate and measure this information. This allows for the application of different, but acceptable, measurement techniques, especially in the initial years. Emphasis on the double materiality assessment process We draw attention to section 8.3 Double Materiality Assessment in the sustainability statement. This disclosure explains future improvements in the ongoing due diligence and double materiality assessment process, including robust engagement with affected stakeholders. Due diligence is an on-going practice that responds to and may trigger changes in the Company’s strategy, business model, activities, business relationships, operating, sourcing and selling contexts. The double materiality assessment process requires the Company to make key judgments and use thresholds and may also be impacted in time by sector-specific standards to be adopted. Therefore, the sustainability statement may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment. Our conclusion is not modified in respect of these matters. Comparative information not assured The following sustainability information relating to the years prior to 2024 included in the sustainability statement, has not been part of this assurance engagement. Consequently, we do not provide any assurance on this comparative information and thereto related disclosures in the sustainability statement. The following sustainability information has not been part of an assurance engagement: • S1-6 contingent worker (type of workers) – reporting year 2023 • S1-6 employees per segment, employment by consolidation changes, employees per geographic areas in FTE – reporting years 2022 and 2023 • S1-16 pay gap – reporting years 2022 and 2023 Our conclusion is not modified in respect of this matter. Limitation to the scope of our assurance engagement In reporting forward-looking information in accordance with the ESRS, the Board of Management describes the underlying assumptions and methods of producing the information, as well as other factors that provide evidence that it reflects the actual plans or decisions made by the Company (actions). Forward-looking information relates to events and actions that have not yet occurred and may never occur. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. We do not provide assurance on the achievability of forward-looking information. Our conclusion is not modified in respect of this matter. Responsibilities of the Board of Management and the Supervisory Board for the sustainability statement The Board of Management is responsible for the preparation of the sustainability statement in accordance with the ESRS, including the double materiality assessment process carried out by the Company as the basis for the sustainability statement and disclosure of material impacts, risks and opportunities in accordance with the ESRS. As part of the preparation of the sustainability statement, the Board of Management is responsible for compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). The Board of Management is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the Company’s sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS. Furthermore, the Board of Management is responsible for such internal control as it determines is necessary to enable the preparation of the sustainability statement that is free from material misstatement, whether due to fraud or error. The Supervisory Board is responsible for overseeing the sustainability reporting process including the double materiality assessment process carried out by the Company. Our responsibilities for the limited assurance engagement on the sustainability statement Our responsibility is to plan and perform the limited assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion. We apply the applicable quality management requirements pursuant to the Nadere voorschriften kwaliteitsmanagement (NVKM, regulations for quality management) and the International Standard on Quality Management (ISQM) 1, and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements. Our limited assurance engagement included amongst others: • Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of the Company, its activities and the value chain and its key intangible resources in order to assess the double materiality assessment process carried out by the Company as the basis for the sustainability statement and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with the ESRS • Obtaining through inquiries a general understanding of the internal control environment, the Company’s processes for gathering and reporting entity-related and value chain information, the information systems and the Company’s risk assessment process relevant to the preparation of the sustainability statement and for identifying the Company’s activities, determining eligible and aligned economic activities and prepare the disclosures provided for in Article 8 of Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 261

Regulation (EU) 2020/852 (Taxonomy Regulation), without obtaining assurance information about the implementation or testing the operating effectiveness of controls • Assessing the double materiality assessment process carried out by the Company and identifying and assessing areas of the sustainability statement, including the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise (‘selected disclosures’). Designing and performing further assurance procedures aimed at assessing that the sustainability statement is free from material misstatements responsive to this risk analysis. • Considering whether the description of the double materiality assessment process in the sustainability statement made by the Board of Management appears consistent with the process carried out by the Company • Determining the nature and extent of the procedures to be performed for specific Philips industrial sites. For this, the nature, extent and/or risk profile of these components are decisive. We have performed site visits to Pune in India and Shanghai and Suzhou in China which are aimed at, on a local level, obtaining understanding of the design and implementation of controls • Performing analytical review procedures on quantitative information in the sustainability statement, including consideration of data and trends • Assessing whether the Company’s methods for developing estimates are appropriate and have been consistently applied for selected disclosures. We considered data and trends, however our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate the Board of Management’s estimates • Analyzing, on a limited sample basis, relevant internal and external documentation available to the Company (including publicly available information or information from actors throughout its value chain) for selected disclosures • Reading the other information in the Annual Report to identify material inconsistencies, if any, with the sustainability statement • Considering whether the disclosures provided to address the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) for each of the environmental objectives, reconcile with the underlying records of the Company and are consistent or coherent with the sustainability statement, appear reasonable, in particular whether the eligible economic activities meet the cumulative conditions to qualify as aligned and whether the technical screening criteria are met, and whether the key performance indicators disclosures have been defined and calculated in accordance with the Taxonomy reference framework, and comply with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), including the format in which the activities are presented • Considering the overall presentation, structure and fundamental qualitative characteristics of information (relevance and faithful representation: complete, neutral and accurate) reported in the sustainability statement, including the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) • Considering, based on our limited assurance procedures and evaluation of the evidence obtained, whether the sustainability statement as a whole, is free from material misstatements and prepared in accordance with the ESRS. Communication We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the assurance engagement and significant findings that we identify during our assurance engagement. Additional reasonable assurance report on selected sustainability information We have performed additional assurance procedures aimed to obtain reasonable assurance on selected disclosure requirements and selected entity-specific KPIs and disclosures in the sustainability statement (the selected sustainability information) as disclosed in section 8.7 ESRS cross-reference table indicated with “reasonable assurance” in the column “assurance level”: In our opinion, the selected sustainability information is prepared, in all material respects, in accordance with the corresponding Disclosure Requirements of the ESRS and criteria developed by the Company and disclosed in section 8.2 General basis for preparation of the sustainability statement (the applicable criteria). The Board of Management is responsible for the preparation of the selected sustainability information in accordance with the applicable criteria. The Board of Management is also responsible for selecting and applying the criteria and for determining that these criteria are suitable for the legitimate information needs of the intended users and compliant with the applicable ESRS requirements. Our responsibility is to obtain sufficient and appropriate evidence for our opinion. In addition to the procedures performed for our limited assurance engagement on the sustainability statement, our reasonable assurance procedures on the selected sustainability information included amongst others: • Evaluating the appropriateness of the criteria applied, their consistent application and related disclosures on the selected sustainability information. This includes the evaluation of the reasonableness of estimates made by the Board of Management • Identifying and assessing the risks that the selected sustainability information contains material misstatements, whether due to fraud or error, designing and performing further assurance procedures responsive to those risks, and obtaining assurance evidence that is sufficient and appropriate to provide a basis for our opinion. • Obtaining an understanding of the systems and processes for collecting, reporting, and consolidating the selected sustainability information, including obtaining an understanding of the internal control environment relevant to our assurance engagement, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control • Reading minutes of the meetings of Board of Management, the Supervisory Board and other meetings that are important for the content of the selected sustainability information • Evaluating the suitability of assumptions and sources from third parties used for the calculation underlying the impact data as included in section 8.5.3 Consumers and end users and section 8.4 Environmental information paragraphs Philips Environmental Profit & Loss account and Material Flow reporting methodology and Philips’ Emission calculation of the Annual Report and Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 262 further explained in the “Lives Improved methodology”, the “EPL and Material Flow methodology” and the “Scope 3 Accounting methodology” • Obtaining assurance evidence that the selected sustainability information reconciles with underlying records of the Company • Evaluating, on a sample basis, relevant internal and external documentation to determine the reliability of the selected sustainability information • Evaluating the data and trends • Evaluating whether the selected sustainability information is presented and disclosed free from material misstatement in accordance with the criteria applied Eindhoven, February 21, 2025 EY Accountants B.V. signed by A.B.E. Laan Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 263

9.4 Corporate governance report 9.4.1 Introduction Management and oversight responsibilities and accountability within our company are ultimately guided by the corporate governance of the parent company of the Philips group, Koninklijke Philips N.V. (Royal Philips). Royal Philips is a company organized under Dutch law and its shares have been listed on the Amsterdam stock exchange (Euronext Amsterdam) since 1912. Furthermore, its shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987. Royal Philips has a two-tier board structure consisting of a Board of Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties. The members of the Board of Management, supported by the other members of the Executive Committee drive the company’s management agenda and share responsibility for the continuity of the Philips group, focusing on sustainable long-term value creation. Our independent Supervisory Board supervises the Board of Management and the Executive Committee and advises them on general policies related to the activities of the company, including setting and executing the strategy of the Philips group. These responsibilities include the oversight of the Environmental, Social and Governance (ESG) dimensions and their integration into the company’s overarching strategy, which is a responsibility of the Supervisory Board as a whole because of their significance. The company is governed by Dutch corporate and securities laws, its Articles of Association, and the Rules of Procedure of the Board of Management and the Executive Committee and of the Supervisory Board, respectively. Its corporate governance framework is also based on the Dutch Corporate Governance Code (dated December 20, 2022) and US laws and regulations applicable to Foreign Private Issuers. In this Corporate governance report, the company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code, and provides the information required by the Dutch governmental Decree on Corporate Governance (Besluit inhoud bestuursverslag) and governmental Decree on Article 10 Takeover Directive (Besluit artikel 10 overnamerichtlijn). When deemed necessary in the interests of the company, the company may deviate from aspects of the company’s corporate governance structure, and any such deviations will be disclosed in the company’s Corporate governance report. In compliance with the Dutch Corporate Governance Code, other parts of the management report (within the meaning of article 2:391 of the Dutch Civil Code) included in the Annual Report address the strategy and culture of Philips aimed at sustainable long-term value creation. As described in more detail in Strategic focus, Philips’ strategy is driven by our purpose: to improve people’s health and well-being through meaningful innovation. The Message from the CEO explains how this strategy was executed in 2024; refer also to Financial performance. Furthermore, reference is made to the Philips integrated operating model, which, among others, includes standards for behaviors, quality, and integrity within Philips. Philips’ strategy, and the way it has been developed by the Board of Management, under the supervision of the Supervisory Board as a whole, clearly integrates the company’s impact in the field of sustainability, including the effects on people and planet. Refer to Driving impact for people and planet in section 2.1, and chapter 4 (Environmental, Social and Governance) for references to all other information on Environmental, Social and Governance included in our sustainability report. We engage with our stakeholders and use a double materiality analysis to identify the ESG topics that we believe have the greatest impact: those having financial materiality (the impact of society on Philips) as well as those having impact materiality (the impact of Philips on society); refer to section 4.3.8 (Working with stakeholders and advocacy) and section 8.3 (Double Materiality Assessment). Our materiality assessment underpins the relevance of our fully integrated approach to doing business responsibly and sustainably, including a comprehensive set of key commitments across all the ESG dimensions that guide execution of our strategy; refer to Our key ESG commitments. As one of these commitments, Philips considers its tax payments as a significant contribution to the communities in which it operates, and an integral part of its social value creation; refer to section 4.3.7 (Tax contribution). 9.4.2 Board of Management and Executive Committee Introduction The Board of Management is entrusted with the management of the company. Certain key officers have been appointed to support the Board of Management in the fulfillment of its managerial duties. The members of the Board of Management and these key officers together constitute the Executive Committee, which currently consists of 13 members. In this Corporate governance report, wherever the Executive Committee is mentioned, this also includes the members of the Board of Management, unless the context requires otherwise. Please refer to Members of the Board of Management and Executive Committee for an overview of the current members. Under the chairmanship of the President/Chief Executive Officer (CEO), and supported by the other members of the Executive Committee, the members of the Board of Management drive the company’s management agenda and share responsibility for the continuity of the Philips group. Please refer to the Rules of Procedure of the Board of Management and the Executive Committee, which are published on the company’s website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions, and minutes. In fulfilling their duties, the members of the Board of Management and Executive Committee are guided by the interests of the company and its affiliated enterprise, taking into account the interests of its stakeholders. The Board of Management and the Executive Committee have adopted a division of responsibilities based on the Functions and Businesses, each of which is monitored and reviewed by the individual members. The Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the company’s external reporting (including reporting to the shareholders of the company). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 264

The Board of Management and the Executive Committee are supervised by the Supervisory Board. Members of the Board of Management and the Executive Committee will be present in the meetings of the Supervisory Board, if so invited. In addition, the CEO and other members of the Board of Management (and if needed, the other members of the Executive Committee) meet on a regular basis with the Chairman and other members of the Supervisory Board. The Board of Management and the Executive Committee are required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need to be aware of in order to function as required and to properly carry out its duties. Certain important decisions of the Board of Management require Supervisory Board approval, including decisions concerning: the operational and financial objectives of the company and the strategy designed to achieve these objectives; the issue, repurchase or cancellation of shares; and major acquisitions or divestments. Appointment and composition Members of the Board of Management, including the CEO, are appointed by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened, at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member. The CEO and the other members of the Board of Management are appointed for a (maximum) term of four years, it being understood that this term expires at the closing of the General Meeting of Shareholders to be held in the fourth calendar year after the year of their appointment or, if applicable, at a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. The same applies in the case of re- appointment, which is possible for consecutive terms of (a maximum of) four years. A (re-)appointment schedule for the Board of Management is published on the company’s website. Pursuant to Dutch law, the members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders. In the event of termination of the services agreement by the company, severance payment is limited to a maximum of one year’s base salary. The services agreements provide no additional termination benefits. Members of the Board of Management may be suspended by the Supervisory Board and by the General Meeting of Shareholders, and members of the Board of Management may be dismissed by the General Meeting of Shareholders (in each case in accordance with the Articles of Association). A shareholders’ resolution to suspend or dismiss a member of the Board of Management, other than a resolution proposed by the Board of Management or the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one-third of the issued share capital. The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board. 9.4.3 Supervisory Board Introduction The Supervisory Board oversees the policies, management and general affairs of Philips, and assists the Board of Management and the Executive Committee with advice on general policies related to the activities of the company. In fulfilling their duties, the members of the Supervisory Board shall be guided by the interests of the company and its affiliated enterprise, taking into account the interests of its stakeholders. In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. Currently, the Supervisory Board as a whole is considered independent, as 10 out of 11 members are independent under the Dutch Corporate Governance Code, and for Mr Ribadeau-Dumas the independence exception of best practice provision 2.1.7(iii) of the Dutch Corporate Governance Code is deemed to apply. Furthermore, all members of its Audit Committee are independent under the rules of the US Securities and Exchange Commission, applicable to the Audit Committee. The Supervisory Board must approve certain important decisions of the Board of Management, including decisions concerning the operational, business and financial objectives of the company and the strategy designed to achieve these objectives; the issue, repurchase or cancellation of shares; and major acquisitions or divestments. The Supervisory Board and its individual members each have a responsibility to request from the Board of Management, the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. Please refer to the Rules of Procedure of the Supervisory Board, which are published on the company’s website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions and minutes. In its report (included in the company’s Annual Report), the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, their activities in the financial year, the number of committee meetings held and the main items discussed. Please refer to Supervisory Board report. Please also refer to Supervisory Board for an overview of the current members of the Supervisory Board. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 265

Appointment and composition Members of the Supervisory Board are appointed by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened. At this new meeting the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member. The term of appointment of members of the Supervisory Board expires at the closing of the General Meeting of Shareholders to be held after a period of four years following their appointment. There is no age limit requiring the retirement of board members. In line with the Dutch Corporate Governance Code, members of the Supervisory Board are eligible for re-appointment for a fixed term of four years once, and may subsequently be re-appointed for a period of two years, which appointment may be extended by at most two years. The report of the Supervisory Board must state the reasons for any re-appointment beyond an eight-year period. A (re-)appointment schedule for the Supervisory Board is published on the company’s website. Members of the Supervisory Board may be suspended or dismissed by the General Meeting of Shareholders in accordance with the Articles of Association. A resolution to suspend or dismiss a member of the Supervisory Board, other than a resolution proposed by the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital. Candidates for appointment to the Supervisory Board are selected taking into account the company’s Diversity Policy, which is published on the company’s website. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, and the size of the board may vary as it considers appropriate to support its profile. Please refer to Supervisory Board report by the Supervisory Board. Typically, newly appointed members of the Supervisory Board follow an induction program and interact with Executive Committee members for deep-dives on matters such as strategy, finance and investor relations, quality, governance, legal, sustainability and digitization. Effective 2022, Dutch law provides a mandatory gender quota, requiring that at least one-third of the Supervisory Board members are women and at least one-third men (for calculation purposes, a total number of board members that cannot be divided by three must be rounded up to the next number that can be divided by three). The quota is applicable to (i) the appointment of new Supervisory Board members, and (ii) the re-appointment of acting board members after eight years following their initial appointment. Except in certain exceptional circumstances, any appointment or re-appointment resulting in a Supervisory Board composition that does not meet (or no longer meets) the quota, will be invalid (null and void). As announced on August 14, 2023, Philips and Exor N.V. entered into a Relationship Agreement on August 13, 2023, which has been published on the company's website. The relationship agreement includes Exor’s commitment to be a long-term minority investor in Philips and its right to propose one member to the Supervisory Board. In this context, it is noted that, for as long as Exor has such nomination right pursuant to the relationship agreement, the independence exception of best practice provision 2.1.7(iii) of the Dutch Corporate Governance Code is deemed to apply to any Exor nominee that has been appointed upon such nomination in accordance with the Relationship Agreement. Supervisory Board committees The Supervisory Board, while retaining overall responsibility, has assigned certain tasks to four committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee, the Audit Committee, and the Quality & Regulatory Committee. Each committee reports to the full Supervisory Board. Please refer to the charters of the respective committees, which are published on the company’s website as part of the Rules of Procedure of the Supervisory Board, for a description of their responsibilities, composition, meetings and working procedures. The Corporate Governance and Nomination & Selection Committee is responsible for preparing selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee. The Committee makes proposals to the Supervisory Board for the (re)appointment of such members, and periodically assesses their functioning. The Committee also periodically assesses the Executive Committee succession planning and the Diversity Policy, and supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips executives. At least once a year, the Committee reviews the corporate governance principles applicable to the company, and advises the Supervisory Board on any changes to these principles that it deems appropriate. The Remuneration Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. The Committee prepares an annual remuneration report, which is published on the company’s website by the Supervisory Board ahead of the Annual General Meeting of Shareholders. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert. The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for: the integrity of the company’s financial statements; the financial and non-financial (ESG) reporting processes; the effectiveness (also in respect of the reporting process) of the risk management and internal controls framework; the internal and external audit process; the internal and external auditor’s qualifications, independence and performance; and the company’s process for monitoring compliance with laws and regulations and the General Business Principles (including related Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 266 manuals, training and tools). It reviews the company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings. The Committee furthermore supervises the Internal Audit Function, maintains contact with and supervises the external auditor and prepares the nomination of the external auditor for appointment by the General Meeting of Shareholders. The composition of the Audit Committee meets the relevant requirements under Dutch law and the applicable US rules. All of the members are considered to be independent and financially literate, and the Audit Committee as a whole has competence relevant to the sector in which the company is operating. In addition, Liz Doherty is designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the expertise and experience available in the Audit Committee, in conjunction with the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Quality & Regulatory Committee has been established by the Supervisory Board in view of the central importance of the quality and (patient) safety of the company’s products, systems, services and software, as well as the development, testing, manufacturing, marketing and servicing thereof, and the regulatory requirements relating thereto. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, while recognizing that the Audit Committee assists the Supervisory Board in its oversight of other areas of regulatory, compliance and legal matters. 9.4.4 Other Board-related matters Remuneration and share ownership The remuneration of the individual members of the Board of Management is determined by the Supervisory Board, taking into account the remuneration policy adopted by the General Meeting of Shareholders. The remuneration of the individual members of the Supervisory Board is determined by the General Meeting of Shareholders, also on the basis of a remuneration policy. The current remuneration policies for the Board of Management and the Supervisory Board, respectively, were adopted in 2024 and are published on the company’s website. Pursuant to Dutch law, the shareholders are entitled to vote on the adoption of the separate remuneration policies for the Board of Management and the Supervisory Board at the Annual General Meeting of Shareholders (at least) every four years. The adoption of a remuneration policy will require a special majority of three-quarters of the votes cast (as the Articles of Association do not provide for a lower majority). A description of the composition of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board is included in the annual remuneration report (as prepared by the Remuneration Committee, adopted by the Supervisory Board and published on the company’s website). Shareholders have an advisory vote at each Annual General Meeting of Shareholders on the remuneration report relating to the preceding financial year. Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2024. In compliance with the Dutch Corporate Governance Code, the company does not grant personal loans to, or guarantees on behalf of, members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2024, nor were any loans or guarantees outstanding as of December 31, 2024. Also in compliance with the Dutch Corporate Governance Code, the Articles of Association provide that shares or rights to shares shall not be granted to members of the Supervisory Board. Members of the Board of Management and the Supervisory Board may only hold shares in the company for the purpose of long-term investment and must refrain from short-term transactions in Philips securities. According to Philips’ internal rules of conduct with respect to inside information, members of the Board of Management and the Supervisory Board are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of 20 business days following the publication of annual and quarterly results (provided further the person involved has no inside information regarding Philips at that time, unless an exemption is available). Furthermore, members of the Board of Management and the Supervisory Board are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to Philips’ peer group (as determined by the Supervisory Board) during one week preceding the disclosure of Philips’ annual or quarterly results. Transactions in Philips shares carried out by members of the Board of Management and the Supervisory Board are reported to the Dutch Authority for the Financial Markets (AFM) in accordance with the EU Market Abuse Regulation and, if necessary, to other relevant authorities. Indemnification Unless Dutch law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 267 verwijtbaar), there will be no entitlement to this reimbursement unless the law or the principles of reasonableness and fairness require otherwise. The company has also taken out liability insurance (D&O – Directors & Officers) for the persons concerned. Diversity The selection of candidates for appointment is always based on merit. Candidates for appointment to the Supervisory Board, the Board of Management and the Executive Committee are selected also taking into account the company’s Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee. This Diversity Policy aims at a sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the Company’s business, and is published on the company’s website. Effective 2022, Dutch law provides that (re-)appointments of members of the Supervisory Board must be in accordance with a mandatory gender quota, requiring that at least one-third of the Supervisory Board members are women (and at least one-third are men). There are certain exceptions where the gender quota does not apply, such as the re-appointments within eight years of the initial appointment and (re-)appointments made in exceptional circumstances. For more details on the Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, refer to Report of the Corporate Governance and Nomination & Selection Committee; for more information on the profile and composition of the Supervisory Board refer to Supervisory Board report. Philips’ commitment to Inclusion & Diversity is also reflected in the company-wide General Business Principles, the Inclusion & Diversity Policy and the Fair Employment Policy. Conflicts of interest Dutch law on conflicts of interest provides that members of the Board of Management or Supervisory Board may not participate in the adoption of resolutions if they have a direct or indirect personal conflict of interest with the company or related enterprise. If all members of the Board of Management have a conflict of interest, the resolution concerned will be considered by the Supervisory Board. If all members of the Supervisory Board have a conflict of interest, the resolution concerned must be considered by the General Meeting of Shareholders. In compliance with the Dutch Corporate Governance Code, the company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and procedures to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report (specifically the management report) for the financial year in question. No decision to enter into any such material transaction in which there is a conflict of interest with a member of the Board of Management or the Supervisory Board, or with any major shareholder (holding at least 10% of the company’s shares) was taken during the financial year 2024. Outside directorships In compliance with the Dutch Corporate Governance Code, members of the Board of Management require the approval of the Supervisory Board before they can accept a position as a member of a supervisory board or a position as a non-executive director on a one-tier board (Non-Executive Directorship) at another company. The Supervisory Board must be notified of other important positions (to be) held by a member of the Board of Management. Dutch law provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management or Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2024 all members of the Board of Management and the Supervisory Board complied with the limitations described above in this paragraph. 9.4.5 General Meeting of Shareholders Meetings The Annual General Meeting of Shareholders shall be held no later than six months after the end of the financial year. The agenda for the meeting typically includes: an advisory vote on the remuneration report; discussion of the Annual Report; the adoption of the financial statements; policy on additions to reserves and dividends; any proposed dividends or other distributions; discharge of the members of the Board of Management and the Supervisory Board; and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with Dutch law and the Articles of Association. Shareholders’ meetings are convened by public notice via the company’s website, and registered shareholders are notified by letter or by electronic means of communication at least 42 days prior to the day of the relevant meeting. Shareholders who wish to exercise the rights attached to their shares in respect of a shareholders’ meeting are required to register for such meeting. Shareholders may attend a meeting in person, vote by proxy (via an independent third party) or grant a power of attorney to a third party to attend the meeting and vote on their behalf. Details on registration for meetings, attendance and proxy voting will be included in the notice convening the relevant meeting. Pursuant to Dutch law, the record date for the exercise of voting rights and rights relating to shareholders’ meetings is set at the 28th day prior to the day of the relevant meeting. Shareholders registered on such date are entitled to attend the meeting and to exercise the other shareholder rights (at the relevant meeting) notwithstanding any subsequent sale of their shares after the record date. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 268

In accordance with the Articles of Association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the company’s outstanding capital or, according to the official price list of Euronext Amsterdam, representing a value of at least EUR 50 million. Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which is posted on the company’s website. Pursuant to Dutch law, shareholders requesting an item to be included on the agenda of a meeting have an obligation to disclose their full economic interest (i.e., long position and short position) to the company. The company has the obligation to publish such disclosures on its website. Main powers of the General Meeting of Shareholders The main powers of the General Meeting of Shareholders are: • to appoint, suspend and dismiss members of the Board of Management and the Supervisory Board • to adopt remuneration policies for the Board of Management and the Supervisory Board, to determine the remuneration of the individual members of the Supervisory Board and to approve long-term incentive (equity-based) plans for the Board of Management • to adopt the annual accounts, to declare dividends and to discharge the Board of Management and the Supervisory Board from any liability in respect of the performance of their respective duties for the previous financial year • to appoint the company’s external auditor • to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the company • to issue shares or rights to shares • to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares • in accordance with Dutch law, to approve decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the company or the business The company applies principle 4.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the manner described in this Corporate governance report. All issued and outstanding shares carry voting rights and each share confers the right to cast one vote in a shareholders’ meeting. Pursuant to Dutch law, no votes may be cast at a General Meeting of Shareholders in respect of shares that are held by the company. There are no special statutory rights attached to the shares of the company, and no restrictions on the voting rights of the company’s shares exist. Subject to certain exceptions provided by Dutch law and/or the Articles of Association, resolutions of the General Meeting of Shareholders are passed by an absolute majority of votes cast and do not require a quorum. Share capital: issue and repurchase of (rights to) shares The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of 20 eurocents each and 2 billion preference shares also with a nominal value of 20 eurocents each. On December 31, 2024, the issued share capital amounted to EUR 187,987,876.80 divided into 939,939,384 common shares and no preference shares. All shares are fully paid-up. There are currently no limitations, either under Dutch law or the Articles of Association, to the transfer of the common shares. Only Euroclear shares are traded on Euronext Amsterdam. Only New York Registry Shares are traded on the New York Stock Exchange. Pursuant to article 10:138(2) of the Dutch Civil Code, the laws of the State of New York are applicable to the proprietary regime with respect to the New York Registry Shares, which proprietary regime includes the requirements for a transfer of, or the creation of an in rem right in, such New York Registry Shares. Euroclear shares and New York Registry Shares may be exchanged for each other. As per December 31, 2024, approximately 91% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 9% of the common shares were represented by New York Registry Shares issued in the name of approximately 765 holders of record. The latter include Cede & Co. Cede & Co acts as nominee for The Depository Trust Company, which holds the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of US beneficial holders or the number of New York Registry Shares beneficially held by US residents. At the 2024 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the company, as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 6, 2025. This authorization is limited to a maximum of 10% of the number of shares issued as of May 7, 2024. In addition, at the 2024 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the company within the limits of the Articles of Association and within a certain price range up to and including November 6, 2025. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of May 7, 2024. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 269

9.4.6 Annual financial statements and external audit The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee, taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption at the Annual General Meeting of Shareholders, to be convened subsequently. The external auditor is appointed by the General Meeting of Shareholders in accordance with the Articles of Association. Philips’ external auditor, Ernst & Young Accountants LLP, an independent registered public accounting firm, was appointed by the General Meeting of Shareholders held on May 7, 2015, for a term of four years starting January 1, 2016, was re-appointed at the Annual General Meeting of Shareholders held on May 9, 2019, for a term of three years starting January 1, 2020, was re-appointed at the Annual General Meeting of Shareholders held on May 10, 2022, for a term of one year starting January 1, 2023, and was re-appointed at the Annual General Meeting of Shareholders held on May 9, 2023, for a term of one year starting January 1, 2024. In 2023, following a competitive audit tender completed under the leadership of the Audit Committee in anticipation of the expiration of EY Accountants B.V.'s (the legal successor of Ernst & Young Accountants LLP) statutory audit mandate, the Supervisory Board, upon the recommendation of the Audit Committee, recommended the appointment of PricewaterhouseCoopers Accountants N.V. as the company’s new external auditor to the General Meeting of Shareholders. PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, was appointed at the Annual General Meeting of Shareholders held on May 9, 2023, as the company’s new external auditor for a term of four years starting January 1, 2025. As a result, following completion of EY Accountants B.V.'s audit of our financial statements as of and for the year ended December 31, 2024, and the audit of the effectiveness of internal control over financial reporting as of December 31, 2024, PricewaterhouseCoopers Accountants N.V. will become Philips’ external auditor. European and Dutch law requires the separation of audit and certain non-audit services. The external auditor may only provide audit and audit-related services and is prohibited from providing any other services. This is reflected in the Auditor Policy, which is published on the company’s website. The policy is also in line with (and in some ways stricter than) applicable US rules, under which the appointed external auditor must be independent from the company both in fact and appearance. The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the external auditor. Proposed audit- related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee with respect to a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre- approval unless the Audit Committee states otherwise. During 2024, there were no services provided to the company by the external auditor that were not pre-approved by the Audit Committee. 9.4.7 Stichting Preferente Aandelen Philips Stichting Preferente Aandelen Philips, a foundation (stichting) organized under Dutch law, has been granted the right to acquire preference shares in the capital of Royal Philips, as stated in the company’s Articles of Association. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of article 2:344 of the Dutch Civil Code. The object of the Foundation is to represent the interests of Royal Philips, the enterprises maintained by the company and its affiliated companies within the company’s group, in such a way that the interests of the company, these enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. The Foundation's object includes the protection of Philips against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company. The arrangement will allow Philips to determine its position in relation to the relevant third party (or parties) and its (their) plans, to seek alternatives and to defend the company’s interests and those of its stakeholders. The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2024. The members of the self-electing Board of the Foundation are Messrs J.P. de Kreij, J.V. Timmermans, J. van der Veer and P.N. Wakkie. No Philips Supervisory Board or Board of Management members or Philips officers are represented on the board of the Foundation. Other protective measures Other than the arrangements made with the Foundation referred to above, the company does not have any measures that exclusively or almost exclusively have the purpose of defending against Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 270 unsolicited public offers for shares in the capital of the company. It should be noted that the Board of Management and the Supervisory Board remain under all circumstances authorized to exercise all powers vested in them to promote the interests of Philips. The company has issued certain corporate bonds, the provisions of which contain a Change of Control Triggering Event or a Change of Control Put Event. Upon the occurrence of such events, the company might be required to offer to redeem or purchase any outstanding bonds at certain pre-determined prices. Please also refer to Debt. Furthermore, the Relationship Agreement entered into between the company and its long-term minority investor Exor N.V. (published on the company’s website) includes certain temporary lock-up obligations for Exor that fall away when any third party has ‘Acquired’ an ‘Interest’ of 50% or more in the company. 9.4.8 Investor relations Philips is continuously focused on maintaining strong and open relations with its shareholders. In addition to communication with its shareholders at shareholders’ meetings, the company may discuss its financial results during conference calls, which are broadly accessible. The company also publishes annual, semi-annual and quarterly reports and press releases, and informs investors via its website. From time to time the company communicates with investors and analysts via roadshows, broker conferences and a Capital Markets Day, which are announced in advance on the company’s website. The purpose of these engagements is to further inform the market of the results, strategy and decisions made, as well as to receive feedback from shareholders. It is the company’s policy to post presentations to investors and analysts on its website. Philips applies the best practice provision 4.2.3 of the Dutch Corporate Governance Code, which it does not view (in line with market practice) as extending to less important analyst meetings and presentations. Furthermore, Philips engages in bilateral communications with investors and analysts. These communications take place either at the initiative of the company or at the initiative of investors/ analysts. The company is generally represented by its Investor Relations department during these interactions, however, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the senior management. The subject matter of the bilateral communications ranges from individual queries from investors/analysts to more elaborate discussions following disclosures that the company has made, such as its annual and quarterly reports. Philips complies with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders. 9.4.9 Major shareholders as filed with the AFM The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest relates not only to gross long positions, but also to gross short positions. Required disclosures must be made to the Dutch Authority for the Financial Markets (AFM) without delay. The AFM then notifies the company of such disclosures and includes them in a register, which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling. The AFM register shows the following notifications of substantial holdings and/or voting rights at or above the 3% threshold: Exor N.V.: substantial holding of 15.00% and 15.00% of the voting rights (August 13, 2023); Artisan Investments GP LLC: substantial holding of 10.01% and 10.01% of the voting rights (June 28, 2024); BlackRock, Inc.: substantial holding of 4.38% and 5.56% of the voting rights (February 12, 2025); T. Rowe Price Group, Inc.: substantial holding of 3.05% and 3.04% of the voting rights (October 29, 2024), EdgePoint Investment Group Inc.: substantial holding of 0.00% and 3.10% of the voting rights (October 28, 2024). 9.4.10 Corporate information The company began as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, and was converted into the company with limited liability N.V. Philips Gloeilampenfabrieken on September 11, 1912. The company’s name was changed to Philips Electronics N.V. on May 6, 1994, to Koninklijke Philips Electronics N.V. on April 1, 1998, and to Koninklijke Philips N.V. on May 15, 2013. The majority of the shares in Royal Philips are held through the system maintained by the Dutch Central Securities Depository (Euroclear Nederland). In the past, Philips has also issued (physical) bearer share certificates ('Share Certificates'). A limited number of Share Certificates have not been surrendered yet, though the holders of Share Certificates are still entitled to a corresponding number of shares in Royal Philips. It is noted that, as a result of Dutch legislation that became effective in July 2019, the relevant shares were registered in the name of Royal Philips by operation of law per January 1, 2021. Owners of Share Certificates will continue to be entitled to a corresponding number of shares, but may not exercise the rights attached to such shares until they surrender their Share Certificates. Owners of Share Certificates may come forward to do so and to receive a corresponding number of shares until January 1, 2026, at the latest. As per January 2, 2026, entitlements attached to the Share Certificates not surrendered will expire by operation of law. For more information, please contact the Investor Relations department by email, investor.relations@philips.com, or telephone, +31-20-59 77222. The statutory seat of the company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, articles 379 and 414), forms part of the notes to the financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910). The executive offices of the company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77777. The Board of Management and the Supervisory Board are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the boards are being applied. The full text of the Dutch Corporate Governance Code can be found on the website of the Monitoring Commission Corporate Governance Code (www.mccg.nl). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 271

9.5 Risk factors and responses Philips believes the risks set out below are the material risks affecting Philips and its securities. These risk factors may not, however, include all the risks that ultimately may affect Philips. Some risks not yet known to Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation and/or ability to achieve its business and ESG objectives. Please note that this section is not intended to describe risks that have materialized, as these are addressed in other sections and referenced where relevant. Philips defines risks in four main categories: Strategic, Operational, Financial and reporting, and Compliance. Philips presents the risk factors within each category in order of current view of their expected significance. Compared to the previous year we have further prioritized risk factors relating to geopolitics and macro-economics and to artificial intelligence. We have continued high prioritization of risk factors related to patient safety and quality, supply chain, and the simplification of how we work. Although still relevant, we have de-emphasized risk factors related to global inflation. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation, and/or ability to achieve its business and ESG objectives. Furthermore, other risk factors not listed below may ultimately prove to have more significant adverse consequences than the listed risk factors. We aim to manage risk within our risk appetite. Pursuing strategic opportunities within the dynamics of the health technology industry typically requires a higher appetite towards the corresponding strategic risks. We may accept considerable strategic risks in a responsible way given the necessity to invest in research and development and to manage the portfolio of businesses to ensure we continually revitalize our offerings. For selected options with very high strategic impact, we may occasionally take a risk seeking approach subject to careful evaluation. Toward operational risks, we overall take a balanced-to-prudent approach, aiming to optimize productivity and minimize downside risks considering the need for continuity of the delivery of our products, services and sustainability commitments; efficient execution; and reliable and secure IT systems. Where operational risks may impact the quality of our products and services and the safety of patients, we take an averse approach. Regarding financial and reporting risks, we adopt a prudent- to-balanced approach aiming at the financial sustainability of the company, investor commitment and stakeholder trust. We manage these risks with the intention of retaining our current strong investment-grade credit rating. As Philips is committed to act with integrity always, we take an averse-to-prudent approach to any risk that would result in breach of compliance with our General Business Principles and mandatory laws and regulations. In the following sections we provide a description of each material risk factor we have identified, as well as our main risk mitigating responses, which we believe help us to manage these risks. However, we may not be successful in deploying some or all of the described mitigating actions effectively, or these actions may not achieve the anticipated effect. If specific circumstances occur or are not sufficiently mitigated, our value creation objectives could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described (including those described in forward-looking statements), could impact our ability to meet our targets, or could negatively impact the reputation of, or sentiment toward Philips, our products, and our brand. The risk responses described below are designed to manage risks toward, and should be read in conjunction with, the risk appetite as described above. 9.5.1 Strategic risks Philips’ global operations are exposed to geopolitical and macro-economic changes Philips’ business and operations can be adversely impacted by unfavorable macro-economic conditions and geopolitical instability in global and individual markets. In 2024, Mature geographies accounted for 73% of Philips’ revenues, while Growth geographies accounted for the remaining 27%. While Mature geographies are currently the main source of Philips’ revenues, Growth geographies (excluding China) are an increasing source of revenues. Philips produces, sources, and designs its products and services mainly from the United States (US), the European Union (EU) – primarily the Netherlands, and China, and most of Philips’ assets are located in these geographies. Changes in politics and monetary, trade, tax policies and sanction laws in the US, the EU and China may trigger reactions and countermeasures and may also have an adverse impact on other markets in which Philips is active. Philips continues to expect global market conditions to remain highly uncertain and volatile due to geopolitical and macro-economic factors. Philips observes an increasing trend of geopolitical tensions and deglobalization which intensifies protectionism. Examples of protectionism measures are trade policies, tariffs, custom duties, taxation, import or export controls and sanctions, local value creation and production requirements, technology and data storage and movement restrictions, talent mobility restrictions, nationalization of assets, and restrictions on repatriation of returns from foreign investments. Tariffs and other restrictions on imports announced and proposed by US President Donald Trump and his administration, and retaliatory trade measures in response thereto, have the potential to impact international trade relations and supply chains, with notable consequences for the EU. In addition, protectionism may increase general uncertainty on the development of local regulations that may result in proliferation of and changes to such regulations, causing the company to comply with disparate, evolving standards. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones. China's anti-corruption campaign may also negatively impact demand within the medical industry. If this trend continues, geopolitical relations deteriorate and economies decouple, then it is expected that existing global trade and investment restrictions will remain or increase. Further regulatory and compliance challenges for doing business globally may emerge and deteriorate, resulting in continued pressure on market growth and investments. Uncertainty and challenges regarding various global macro-economic factors continue to persist. Examples of general factors potentially affecting Philips are an overall weakening economic growth and the trend of declining growth of the Chinese economy in particular, reduced government spending, declining customer and consumer confidence and spending, high inflation and interest rates, and the emergence of economic impacts related to the climate crisis. Although the ability to manage pandemics (for example, resurgences of COVID-19 or mutations thereof) has improved, Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 272 pandemics may continue to affect Philips’ operations in the future. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy and the risk of declining public investment in healthcare ecosystems. These factors could affect customer demand and sales as well as our manufacturing costs, operating expenses (including wages), and other expenses. We may not be able to compensate for loss of sales through overall sales growth or manage increased costs by improving productivity and increasing our prices to offset increased costs in a timely manner, if at all, which could have a material impact on our revenue, gross margins, profitability and cash flows. The Russia-Ukraine war has increased global economic and political uncertainty. Governments in the US, the UK, the EU, Canada, and Japan have each imposed export controls on certain products and sanctions on certain industry sectors and institutions in Russia, and additional controls and sanctions could be enacted in the future. Similarly, conflicts in Israel and the Middle East may further increase economic and political uncertainty and may affect the company’s results of operations, financial position and cash flows. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and Connected Care, that are primarily involved in manufacturing and research and development activities. The outcome of the recent elections in the US and the upcoming elections in certain member states of the EU could also have an impact on the course of these conflicts. The ongoing conflicts may heighten the impact of other risks factors described herein, including but not limited to: volatility in prices for transportation, energy, commodities and other raw materials; disruptions in the global supply chain; decreased customer and consumer confidence and spending; increased cyberattacks; intensified protectionism; political and social instability; increased exposure to foreign currency fluctuations; rising inflation and interest rates; and constraints, volatility or disruptions in the credit and capital markets. It is possible that the conflicts in Ukraine and Russia and the Middle East may escalate or expand and current or future sanctions and resulting geopolitical and macro-economic disruptions could be significant. We cannot predict the impact that conflicts may have on the global economy in the future. Changes in geopolitical and macro-economic conditions are difficult to predict, and the factors described above, or other factors, may lead to adverse impacts on global trade levels and flows, economic growth, and financial markets and political stability, all of which could adversely affect the demand for, and supply of, Philips products and services. This may result in a material adverse impact on Philips’ business, financial condition, and operating results. These factors could also make it more difficult to budget and to make reliable financial forecasts, or could have a negative impact on Philips’ access to funding. Risk response: Philips monitors economic, political, and general societal changes and, where necessary, develops response strategies to such events. We closely monitor market conditions such as inflation, interest rates and foreign currency developments to enable timely response through cost reduction or pricing measures. High-risk markets (for example, markets exposed to high volatility and have experienced hyperinflation) are regularly assessed for emerging risks, and if necessary, capital structure planning is performed. The Philips Group Crisis Operations team has activated response teams that are running programs on Russia and Ukraine as well as on Israel and the Middle East. To be less exposed to the uncertainty caused by the Russia-Ukraine war we actively reduced balance sheet exposure in these markets. The response to conflicts in Israel is more complex as we also maintain a manufacturing footprint in the country. Developments in Israel are being monitored carefully by the response team to ensure the safety of our workforce in the country. Philips is active in more than 100 countries, and we believe that this global footprint allows us to better deal with adverse local market developments. Philips establishes a strong local presence in both mature and growth geographies through market-specific strategies (for example for China, the US, and the EU). These market strategies cover various local value-creation aspects such as innovation, manufacturing and assembly; hosting of health data; and capability development. These strategies also leverage our in-depth knowledge of healthcare and consumer needs, Research & Development, Quality Management Systems, sustainable global business models, and brand. This local presence enables Philips to create value and tailor its propositions to local market needs. In addition to local measures, Philips also optimizes its integrated supply chain organization, supplier base, and global manufacturing footprint to enable agile responses to large and rapid shifts in demand and supply globally. Philips may be unable to keep pace with the changing health technology environment With Philips’ focus on health technology, our business model is transforming from transactional, product-focused business models to customer- and patient-centric, outcome-oriented business models, with multi-year customer partnerships enabled by a portfolio of innovative devices, solutions, platforms, insights and value-added services. If this transformation is not targeted at successful products and services or is made too slowly or is not successful, Philips may not meet the expectations of customers, patients or other stakeholders in the health technology business environment. We may face a loss of customer relevance, fail to capture growth, and lose market share. In addition, because of our health technology focus, Philips may have a reduced ability to offset potential negative impacts (including, but not limited to, impacts on sales, operating results, liabilities, compliance, and financing) on its health technology business by other businesses through a more diversified portfolio. As a result of its focus on health technology, Philips is deepening customer engagement and entering into long-term solutions and services business arrangements, becoming more dependent on a number of key customers for long-term recurring revenues, thus increasing the risk that the loss of, or a significant reduction in, orders from one or more of our key customers could cause a significant decline in our revenues. As Philips looks to increase our use of indirect sales channels, Philips will increasingly rely on successfully leveraging new and existing partners to support customers and patients. Any of these factors may have a material adverse impact on Philips’ brand value and reputation, business, financial condition, and operating results. More specific health technology risks and their potential impacts are included in the Operational, Financial and Compliance risk sections below as well as in the note Contingencies. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 273

Risk response: Philips is running multiple interconnected initiatives intended to enable, strengthen and accelerate various aspects of our business model to the standards of the health technology business environment. These initiatives include, but are not limited to, patient safety, quality, patient-centric innovation, environmental and social impact, productivity and compliance. For examples of responses to these various aspects we refer to the related risk factors in this section. Furthermore, the Philips integrated business model is intended to promote accountability and agility as we pursue the end-to-end alignment of our governance, processes and IT systems to maintain a people- and patient-centric portfolio of offerings. We are making our solutions and insights available through Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) and increasingly with the use of Artificial Intelligence (AI). We are also expanding digital customer engagement and e-commerce channels, as well as activation of our offerings in markets, either directly or through our managed network of partners. We run a partner management program aimed to maintain a strong network of committed partners who share our patient-centric mindset. Where Philips engages in long-term service-based business models, we aim to run a disciplined deal process with strict acceptance criteria. Our integrated portfolio of products, solutions and services covers the various stages in health, including healthy living, prevention, diagnosis, treatment and home care, without significant dependence on a single product, solution, service or market. Philips may be unable to gain leadership in health informatics and artificial intelligence New digital technologies and ways of conducting business are fundamentally changing the health technology industry, and thus our competitive business environment. A key industry trend is the shift toward cloud-based Software-as-a-Service (SaaS) business models and remotely upgradable, serviceable systems. These new types of offerings are enabled by hybrid cloud/on-premise digital platforms. Another trend is the application of (generative) artificial intelligence (AI) and machine learning technologies to drive quality and efficiency in clinical and operational workflows. Customers are seeking solutions that convert data from our imaging and monitoring systems into actionable insights within workflows. Philips is expanding the use of AI in the development of its technologies and is increasingly incorporating AI capabilities in its products and services to improve customer experiences and drive efficiencies. The development of AI technologies is complex and Philips may fall behind established and new digital competitors if Philips does not develop the requisite capabilities to innovate its portfolio of AI-enabled products and services, adjust its business models and find ways to globally commercialize new products and services at scale and in a timely, competitive and ethically and legally compliant manner. This could result in an inability to satisfy customer and patient needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Philips’ business, financial condition and operating results. Risk response: In 2023, Philips brought all healthcare informatics businesses together into one end- to-end business, called Enterprise Informatics. Taking this enterprise-wide view, Philips unlocks insights at scale from combined imaging and monitoring data pools to improve workflows, enhance the caregiver and patient experience, and elevate care delivery. Enterprise Informatics has positioned Philips as a global leader and trusted partner for healthcare informatics, including integrated diagnostics, enterprise imaging, virtual care enablement, and point-of-care insights and analytics. The business has an end-to-end software-oriented operating model, value chain and go- to-market capabilities tailored for informatics, and corresponding business model to enable it to move at a faster pace and deliver the differentiated advantage Enterprise Informatics brings to Philips and value to our customers. Philips is delivering on a set of key initiatives within the Enterprise Informatics business to accelerate the transformation of informatics-enabled propositions, some examples include the following. Philips has partnered with leading industry partners, such as Amazon Web Services, to modernize existing informatics propositions (such as Radiology Picture Archiving and Communications System (PACS), Enterprise Digital Pathology Systems, cardiology informatics) to a SaaS model in the cloud and accelerate the migration and adoption for its customer installed base. To increase market penetration of Enterprise Informatics, Philips continues to invest in vendor-neutral offerings. This allows us to engage with a broader set of customers, beyond the current installed base where Philips might not have any hardware presence. Vendor-neutrality can be used to familiarize customers with the value that Philips offers and potentially create more value for Philips. Philips is also developing new informatics propositions with explicit data and AI strategies, such as acute care management with clinical decision support. The business is partnering with clinical and technology providers across our value chain to further enable the business to extend its propositions with state-of-the-art data and AI (including generative AI) capabilities, enabling Philips businesses to provide AI-enabled applications that can offer insights at scale to customers. To do this securely, with speed and consistency with industry best practice, Philips is implementing a global data and AI strategy across its businesses and invests in the further increase of our maturity on data engineering capabilities required to scale its AI product and pipeline. This data, software, and AI expertise is also leveraged to transform Philips’ traditional modality businesses, such as imaging and monitoring, towards ‘software-defined systems’ with features, functions, and services that are primarily defined in software and continually upgraded over the lifetime to enable continuous value delivery to our customers (such as the enhancement of magnetic resonance systems with AI-based reconstruction or remote sensing capabilities, and preventative maintenance services). Acquisitions could fail to deliver on Philips’ business plans and value creation expectations, and we may not be able to successfully integrate acquired operations Although Philips focuses on organic growth to deliver patient- and people-driven innovation at scale, selected acquisitions remain part of Philips’ growth strategy. We may not be able to integrate acquisitions successfully or efficiently with our existing operations, culture and systems, which may expose Philips to risks in areas such as sales and service, logistics, quality, regulatory compliance, legal claims, information technology, and finance. Integration challenges may adversely impact the realization of value creation expectations. Transactions may incur significant costs, result in unforeseen operating difficulties, divert management attention from other business priorities, and may ultimately be unsuccessful. Cost savings expected to be implemented, or other assumptions underlying the business case relating to a particular acquisition, may not be realized. If we are Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 274 unable to successfully define, or accomplish any of our objectives in respect of any of our new acquisitions, we may not realize the anticipated benefits of such acquisitions and we may experience lower than anticipated profits, or even incur losses. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write- down or impairment if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings. Risk response: Philips maintains an active Mergers and Acquisitions funnel per business to monitor organizational fit. Philips aims to use a structured and disciplined acquisition process with strict acceptance criteria, budgets and tollgates, and time allocated for critical review of due diligence, including integration risks and expected integration benefits. A broad range of internal and external functional experts are involved in this process. Philips develops and deploys a high-quality post- acquisition integration playbook with set milestones and conducts value-creation progress reviews with the responsible business leader throughout the integration of each acquisition. Philips may be unable to meet internal or external aims or expectations with respect to ESG-related matters Environmental, Social and Governance (ESG) factors may directly and indirectly impact Philips Businesses or the business environment in which Philips operates. For instance, customers may choose products or services based on sustainability or other ESG criteria. At the same time, also ESG adverse sentiments exist among certain stakeholders, and we may face scrutiny, reputational risk, product boycotts, lawsuits or market access restrictions from these parties regarding our ESG- related initiatives. Philips may, from time to time, disclose ESG-related initiatives or aims in connection with the conduct of its business and operations. For example, Philips has adopted initiatives with respect to reducing greenhouse gas emissions in its supply chain. However, there is no guarantee that Philips will be able to implement such initiatives or meet such aims within anticipated timeframes, considering, for example, the technological limitations in the research and development process. Philips is also increasingly focused on products and services incorporating AI, and the development and use of our products and services incorporating AI may require more energy than similar products or services not incorporating AI. In addition, there is an increasing focus on ESG matters (both "pro-ESG" and "anti-ESG") from Philips stakeholders – including customers, consumers, employees, regulators, and investors, and those stakeholders may also have ESG-related expectations with respect to Philips’ business and operations. For example, customers may focus on ESG-related criteria in buying our products e.g., through green procurement standards. Any inability by Philips to address concerns or meet expectations about ESG-related matters could negatively impact sentiment toward Philips, our products, and our brand. Improper or incorrect sustainability claims and low ESG scores could also potentially impact Philips' reputation and affect sales. There are an increasing number of regulatory and legislative initiatives in the EU and other jurisdictions to address ESG issues, which will (once implemented) require Philips to significantly increase the scope of mandatory ESG disclosures, and will introduce or extend a duty of care, requiring Philips to identify and act on adverse environmental and human rights impacts across the organization and operations, and potentially the entire value chain, beyond or different from our current efforts. These regulatory and legislative initiatives, in turn, could also affect how customers or other stakeholders perceive our products or business operations. If our products or business operations do not meet the criteria for sustainability according to, for example, the EU Taxonomy Regulation (including the related delegated regulations) or any other similar regulations, this may negatively affect how customers or other stakeholders view Philips. Philips may fail to fulfill internal or external ESG-related initiatives, aims, goals, targets or expectations, or be perceived to do so, or we may fail to report performance or developments adequately or accurately with respect to such initiatives, aims, goals, targets or expectations. In addition, Philips could be criticized or held responsible if the scope of its initiatives, aims, goals or targets regarding ESG matters is deemed insufficient. Any of these factors may have an adverse impact on Philips’ reputation and brand value, competitiveness, or on Philips’ business, financial condition and operating results. Risk response: We have adopted comprehensive and integrated Environmental, Social and Governance (ESG) framework including certain key commitments for the period 2020-2025. Environmental: We are working to minimize our impact on the planet by taking climate actions, driving the transition to a circular economy, implementing EcoDesign in our products, and partnering with our suppliers to reduce their environmental footprint. Social: We aim to deliver social impact by improving people’s health and well-being, offering the best place to work, and engaging with our suppliers and the communities where we operate. Governance: At Philips, everything we do is anchored by ethical and responsible practices. Our corporate governance, the Philips integrated operating model, General Business Principles and robust risk management and internal control framework help us maintain the highest standards. Under ultimate supervision of our Supervisory Board, our Board of Management monitors progress and assesses risks in relation to our ESG strategy and makes recommendations for the continuous improvement of our ESG endeavors. For more information, please refer to chapter 4 (Environmental, Social and Governance). Philips may be unable to secure and maintain intellectual property rights for its products and services or may infringe others’ intellectual property rights Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive IP generation process that could be influenced by a number of factors, including innovation and acquisitions. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards (co-)developed by Philips. This is particularly applicable to the segment ‘Other’, where licenses from Philips to third parties generate IP royalties and contribute to Philips’ results of operations. The timing of licenses from Philips to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. Additionally, royalties are often based on sales by third parties, creating an exposure to macro-economic effects and continuity of these third parties. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Philips’ financial condition and operating results. The use of artificial Intelligence AI in the development of our products and services could also cause loss of IP. The legal landscape and subsequent legal Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 275 protection for the use of AI remains uncertain, and development of the law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. Philips is also exposed to the risk that a third party may claim to own IP rights to technology applied in Philips products and services. The use or adoption of AI technologies into our products and services may heighten the risk of exposure to claims of copyright infringement or other IP misappropriation. If any such claims of infringement of these IP rights are successful, Philips may be required to pay damages to such third parties or may incur other costs or losses. Risk response: Philips has an Intellectual Property & Standards organization (IP&S) that proactively pursues the creation of new IP and the protection of existing IP in close co-operation with Philips’ operating businesses and the Innovation & Strategy function. IP&S is a leading industrial IP organization providing IP solutions to Philips to support Philips’ growth, competitiveness and profitability. In addition, Philips believes our business is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses. 9.5.2 Operational risks Products and services may fail quality or security standards, which could adversely affect patient safety or customer operations As a health technology company and innovator, our products and services must comply with the rules and regulations that govern our operations, processes, and ways of working. Risks associated with non-compliance to patient safety, quality, regulatory, or security standards can occur throughout the lifecycle of our products or services, inclusive of pre-market activities (such as product design, production and supplier quality activities) and post-market activities. As we increase the adoption of artificial intelligence (AI) to support our customers, we may become more exposed to the risks associated with the use of such technologies, such as lack of transparency, cybersecurity and data provenance, toxicity, bias and deficient or inaccurate outputs and other unintended consequences that are not easily detectable or are inconsistent with our policies and values. Consequences of identified risks include patient harm, negatively impacting customers' operations and healthcare professionals' ability to provide care, and unauthorized access to confidential data, including patient records and medical devices. In turn, these may result in damage to our brand, reputation, competitive disadvantage, legal liability and regulatory enforcement, all of which may have a material adverse impact on Philips’ business, reputation, financial condition, and operating results. Risk response: As patient safety and quality is at the heart of everything we do, we have stepped up accountability ensuring that our products and services- new and in-use in the field by our customers- meet product quality, safety and security standards. Through targeted efforts we are strengthening processes involved in the design, development, supplier control, production, installation, monitoring, and servicing of Philips health technology, products, and services. For example, we invest in early medical safety assessment as well as early detection of safety signals and active monitoring by the Medical Office. We are focusing on Design Controls to verify and validate that product designs are robust prior to manufacture. We invest in systems, capabilities and training to facilitate identification, correction, and prevention of potential patient safety or quality issues. We emphasize testing and inspection quality checks across the product lifecycle, which involves in-process manufacturing, product release, installation, and servicing controls. We drive continuous improvement through addressing yield, non-conformance rates, stop-use orders, field recalls, repairs, financial claims, and liabilities. This year, we strengthened medical safety and implemented the Philips Safety Board, and further enhanced post-market surveillance and corrections and removals monitoring. With regards to AI, we mitigate that associated risks by establishing key capabilities and governance, tooling, and processes. Moreover, we invest in improvements to our overall ways of working through our Medical Office as an integral partner of the Philips process and improving our Quality Management Systems (QMS) by reducing complexity and reducing the number of QMSs in which we operate for more effective and efficient execution. We train all employees across Philips to recognize the need to meet product quality or security standards and through a focus on fostering a culture of quality and patient safety, Philips employees are working together to mitigate operational and compliance risks. Also refer to the section Patient safety, quality and regulatory as well as the notes Provisions and Contingencies. Philips may be unable to ensure a resilient supply chain Most of Philips’ operations are conducted internationally, which exposes Philips to supply chain challenges and uncertainties. Philips produces and procures products and parts in various countries globally. The production and shipping of products and parts, whether from Philips or from third parties, could be interrupted and may face increasing costs by various external factors, such as regional conflicts (e.g., the Middle East), sanctions, tariffs or other trade measures, natural disasters, extreme weather events (the effects of which may be exacerbated by climate change), and geopolitical developments. While macro trends around materials availability have improved in 2024, Philips medical systems stay in production for longer periods than the life cycle of their semi-conductors and require continuous rejuvenation of their electronic components. Philips may fail to timely obtain or replace such components from existing supplies, and alternative sources of components could involve significant costs and regulatory challenges and may not be available to us on reasonable terms, adversely affecting our business and financial performance. Our suppliers and our third-party service providers may also be exposed to labor shortages and potentially worsening macro-economic and geopolitical trends, as well as both acute and chronic physical climate risks. These factors may cause business interruptions, property damage, and inventory loss, increasing lead times and adversely impacting our production capacity, which may negatively affect the delivery of products and services to customers, for example the postponement of equipment installations in hospitals. If Philips is not able to respond swiftly to those factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin. Philips purchases raw materials, including rare-earth metals, copper, steel, aluminum, noble gases and oil-related products. Philips’ business depends on the availability of raw materials and energy, and there is no assurance that such raw materials and energy will be available for purchase in the future or available at current costs. Particularly, the introduction of more stringent regulatory or Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 276 legislative measures to internalize negative externalities, such as the Carbon Border Adjustment Mechanism (CBAM), can be expected in response to the threats posed by climate change and environmental degradation. In this context, reference is also made to the EU Corporate Sustainability Due Diligence Directive (CSDDD) introducing or extending a duty of care, requiring Philips to identify and act on adverse environmental and human rights impacts across its supply chain. These initiatives have the potential to affect market dynamics (e.g., green premiums) and the availability of sustainable resources, which may, in turn, increase Philips’ costs associated with purchasing materials and components. The rise in global climate commitments and new regulations on Energy Attribute Certificates (EACs) and Power Purchasing Agreements (PPAs) may also drive fluctuations in energy costs and affect the availability of EACs and PPAs. Some commodities have been subject to volatile markets, and such volatility is expected to continue and costs to increase. Costs may also increase as a result of stricter climate-change-related laws and regulations. Such legislation could require investments in technology to reduce energy use and greenhouse gas emissions, beyond what we expect in our existing plans, or could result in additional and increased pricing for negative externalities (e.g., carbon pricing). If Philips is not able to compensate for increased costs of energy, (sub-)components, (raw) materials, and transportation – either by reducing reliance thereon or passing on increased costs to customers – then price increases could have a material adverse impact on Philips’ business, financial condition, and operating results. Philips may increase its dependency on a concentration of external suppliers, as a result of the continuing process of creating a leaner supply base and launching initiatives to replace internal capabilities with outsourced products and services. These initiatives also need to be balanced with local-market value-creation requirements, including those relating to local manufacturing and data storage. Although Philips works closely with its suppliers to avoid supply discontinuities, there can be no assurance that Philips will not encounter future supply issues, causing disruptions or unfavorable conditions. Furthermore, while the materials supply has improved in 2024, the challenges in our capability for the planning and synchronization of supply with demand continue, which, combined with a drive for inventory reduction and cash flow improvements, can lead to further materials running out of stock. That could have a material adverse impact on Philips’ business, financial condition and operating results. Risk response: Philips has put in place a process to assess and reduce the supply risk of its critical products. The two-pronged mitigation approach addresses the supplier risk and the component obsolescence risk of its printed circuit board assembly (PCBA). The supplier risk management framework assesses and manages suppliers from various perspectives, such as strategic fit, financial stability, operational performance and quality, sustainability, compliance, and location. We also maintain close relationships with our suppliers and maintain an ongoing dialogue on our forecast. The PCBA refresh process identifies components that are either obsolete or that have an announced future obsolescence date, and proactively replaces them, ensuring continuous availability of active components. Furthermore, Philips is engaging with senior government officials, strategic suppliers and foundries to prioritize healthcare supplies, directly working on component issues across all tiers of suppliers and diversifying sourcing of high-risk components. These actions, together with a trend in improved materials availability in markets, have yielded a normalized materials supply in 2024 and have reduced the cost of spot buys. Internally, Philips is making balanced investments in global and local supply chain capabilities to improve end-to-end planning, synchronization of supply with demand, and data management. We continue to deploy our strategy for a more regional versus global approach to our end-to-end network design, taking into account factors such as customer proximity, leveraging manufacturing capabilities, our environmental footprint, and efficiency. We are using our multi-modality sites, in combination with contract manufacturing partners, to regionally ‘multi-source’ many of our products. Philips manages carbon pricing risk by reducing its full value-chain carbon footprint, as well as partnering with suppliers to reduce their environmental footprint and closely monitor carbon regulations, including carbon taxes. Philips manages the risk of rising commodity prices by several means, including engaging in long-term contracts and keeping physical inventories. Philips closely monitors price developments and takes pricing action where appropriate. Philips conducts various scenario assessments and develops response strategies to events potentially impacting its supply chain, such as geopolitical changes, regional conflicts, natural disasters, emerging markets volatility, and pandemics. We run various global warming and weather scenarios on the geographical footprint of our facilities, as well as our suppliers’ facilities, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures. Initial investments have been made to improve our end-to-end visibility by digitizing our priority information flows. With the implementation of integrated planning for Personal Health, we have significantly enhanced our planning capabilities, such as advanced scenario planning and inventory management. This enables us to improve customer and consumer experience, by anticipating – and more quickly responding – to changing circumstances, with more control over our inventory. Philips maintains robust data protection measures. Regular security audits, encryption protocols, and continuous monitoring are used to address vulnerabilities in the data models that we use. We work with industry leading suppliers, that have a proven track record on data security, including the partners we leverage for AI models and/or data. Philips may face challenges in simplifying the organization and the ways of working Having an integrated operating model promoting agility with clear accountability is a priority to improve the execution of our strategy. If we do not effectively simplify the organization and our ways of working, which include, but are not limited to, changes in structure and governance, policies, processes, IT systems and data, we may be limited in our ability to fully realize our business ambitions and to create with sustainable impact, meeting critical patient and customer needs, delivering integral value propositions, growing the business, and/or maintaining business continuity. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 277

Philips may need to undertake further changes and related restructuring in the future if the operating model ultimately proves to be wholly or partly unsuccessful. To simplify ways of working and improve performance, Philips continuously seeks to create a more open, standardized, and cost-effective IT landscape. Approaches include outsourcing, off-shoring, integration, and consolidation of IT systems. These changes may elevate third-party dependency risks regarding the delivery of IT services, the availability of IT systems, and the functionality offered by IT systems. Although Philips has sought to strengthen security measures and quality controls related to these systems, these measures may prove to be insufficient or unsuccessful, which may lead to a material adverse impact on Philips’ business, financial condition, and operating results. Risk response: Philips’ processes are captured in our process framework, where we manage end-to- end connections and define the critical process elements. The process framework provides the foundation for all our management systems, including quality, environmental, and health and safety, to ensure a compliant approach for processes, systems, data and competencies for a specific management area. Philips uses structured IT risk management methodologies to identify and address risks to our critical business applications. Our ongoing IT Business Continuity Management activities include real-time monitoring of availability and redundancies, as well as testing and upgrading of applications. We regularly validate IT systems with our IT change management capabilities, we make sure that changes of an IT system are executed in a controlled way and sufficiently tested to minimize the impact of business disruptions in the case of failures of the system. Philips is dependent on its people for leadership and specialized skills and may be unable to attract and retain personnel The attraction and retention of talented employees is critical to Philips’ success, and the loss of employees with specialized skills could result in business interruptions, especially given the strong competition for talent in key capability segments. Philips is competing with other companies for the best talent and most sought-after skills, and there is no assurance of succeeding in attracting and retaining the highly qualified employees needed in the future. Wage inflation is increasing the competition for talent, as well as the cost of labor. This may negatively impact our ability to realize our plan for creating value with sustainable impact, and if we are unable to offset the increased costs of labor through higher selling prices and increased productivity, then rising costs could also have a material adverse impact on Philips’ business, financial condition and operating results. Risk response: Philips continuously assesses capability gaps for its key positions and has initiatives in place to close any employee capability gaps. This includes monitoring and understanding the drivers behind attrition, maintaining appropriate remuneration structures aimed at attracting and retaining talent, and leveraging its purpose and contribution to societal and environmental challenges, as a differentiating proposition for employees. Philips measures employee engagement through regular surveys and benchmarks the results across the organization against high-performing external norms. Philips performs deep-dives where necessary and drives improvement actions to address any gaps. Philips could be exposed to a significant enterprise cybersecurity breach Philips relies on information technology to operate and manage its businesses, as well as store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). Philips products, solutions and services increasingly contain sophisticated and complex information technology, and the use of artificial intelligence (AI) capabilities may further heighten the risks related to cybersecurity attacks and other disruptions to information systems. The healthcare industry is subject to strict privacy, security and safety regulations. At the same time, geopolitical conflicts and criminal activity continue to drive increases in the number, and sophistication of, cyberattacks globally. Considering the general increase in cybercrime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a global health technology company, Philips is inherently and increasingly exposed to the risk of cyberattacks and potential impact of attacks on (our) suppliers. Information systems may be damaged, disrupted (including the provision of services to customers), or shut down due to cyberattacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers, or other partners) could result in the misappropriation, destruction, or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or our employees, customers, suppliers or other partners. These risks are particularly significant with respect to the safety and medical records of patients. Cyberattacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, penalties, and other liabilities to regulators, customers and other partners. Philips has not encountered any material breaches or other major cybersecurity incidents in 2024. While Philips deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyberattacks will not result in material or other consequences than as described above, which may result in a material adverse impact on Philips’ business, financial condition and operating results. Risk response: Philips has an established Group Security function and implemented security management processes and controls, and monitors risk trends on material security topics, such as the risk of security breaches and ransomware attacks, in our information systems and our products and services. The Philips Board of Management continually monitors the risks, as well as required investments and progress made on the programs to reduce security risk. Risk workshops are held across the company to calibrate cybersecurity risks. Philips is deploying security risk management further into our Businesses and Functions to enhance the completeness and quality of overall risk reporting, and to manage identified improvement actions. Philips assesses against industry best practices and latest regulatory requirements (NIS2,CRA, FDA, NMPA, ISO, etc.) and continuously improves key security controls (e.g., strengthening endpoints, email security, and network security, and conducting global vulnerability scans, including mitigation of vulnerabilities). The IT function is tasked with keeping IT systems up to date and supporting the design and development of applications with security in mind. We run initiatives to enhance security awareness for all Philips staff. For example, there are mandatory security trainings and specific phishing trainings, multiple times a year, and we give additional focus to groups who need Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 278 it across the company. Philips continuously improves the Philips integrated operating model to support adequate security management of products and services via Quality Management Systems. Philips maintains relationships and cooperates with several government intelligence and law enforcement agencies, other multinationals through the Multinational Information Sharing and Analysis Centers, the CISO Circle of Trust foundation, Gartner Research Board for CISO’s as well as taking a leading role with healthcare-specific Information Sharing and Analysis Centers (ISACs) and Cyber Emergency Response Teams (CERTs), to remain abreast of new threats. Philips may face challenges to drive excellence and speed in bringing innovations to market It is important that Philips delivers its innovations in close collaboration with its customers on a timely basis and at scale. The emergence of new low-cost competitors, particularly in Asia, the emergence of healthcare solutions with low-carbon environmental footprint, the continuously and rapidly changing field of artificial intelligence (AI) and data-driven solutions, and the increasing importance of product security and cybersecurity, further underlines the importance of improvements in the innovation process. Success in launching innovations depends on a number of factors, including development of value propositions, architecture and platform creation, product development, market acceptance, production, and delivery ramp-up. It is also dependent on addressing potential quality issues or other defects in the early stages of introduction, and on attracting and retaining skilled employees. Costs of developing new products and solutions may partially be reflected on Philips’ balance sheet and may be subject to write-down or impairment depending on the performance of such products or services. The significance and timing of such write-downs or impairments are uncertain, as is the ultimate commercial success of new product introductions. Accordingly, Philips cannot determine in advance the ultimate effect that innovations will have on its financial condition and operating results. If Philips fails to create and commercialize its innovations timely and at scale, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results. Risk response: Philips has invested EUR 1.9 billion in R&D in 2024. Our Business Units are accountable for meeting customer needs and as such innovation activities are close to the customer. Philips is in continuous dialogue with customers to understand their needs and to reaffirm that its strategy is translated into a balanced portfolio of products, software, services and integrated solutions with a corresponding innovation pipeline close to its strategic core. Ways of working are anchored in standardized processes and tools in all aspects of customer-needs-focused innovation (from exploration to launch in the market and eventually customer success management). Philips also conducts research and advances technologies by closely working with leading strategic innovation partners. In addition, a number of initiatives are running to improve innovation capabilities, within the businesses and across all regions, in areas such as software and systems engineering, data and AI, product and cybersecurity and usability. These initiatives, taken together, will improve innovation effectiveness, efficiency, quality, and regulatory compliance. 9.5.3 Financial and reporting risks Philips is exposed to a variety of treasury and financing risks, including liquidity, currency, credit and country risk Negative developments impacting the liquidity of global capital markets could affect Philips’ ability to raise or re-finance debt in the capital markets or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade by the rating agencies, or if such a downgrade has actually taken place, this could increase the cost of borrowing, reduce our potential investor base and adversely affect our business. Philips’ financing and liquidity position may also impact its ability to implement or complete any share-buyback program, or to distribute any dividends in accordance with its dividend policy or at all. Any announced share-buyback program or dividend policy may also be amended, suspended or terminated at any time, including at Philips’ discretion or as a result of applicable law, regulation or regulatory guidance, and any such amendment, suspension or termination could negatively affect the trading price of, increase trading price volatility of, or reduce the market liquidity of Philips shares or other securities. Additionally, any share-buyback program or distribution of dividend could diminish Philips’ cash or other reserves, which may impact its ability to finance future growth and to pursue potential future strategic opportunities. Any share-buyback program or dividend payment will depend on factors such as availability of financing, liquidity position, business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate, and other factors, including tax and other regulatory considerations. Philips and its subsidiaries may also be subject to limitations on the distribution of shareholders’ equity under applicable law. Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in the exchange rates of foreign currencies against the euro. Philips’ sales and net investments in its foreign subsidiaries are sensitive in particular to movements in the US dollar, Japanese yen, Chinese renminbi, and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the EU, the US and China. Income from operations is particularly sensitive to movements in currencies of countries where Philips has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada, Australia, the United Kingdom, and a range of emerging markets, such as Indonesia, India and Brazil. In view of the long lifecycle of health technology solution sales and long-term strategic partnerships, the financial risk of counterparties with outstanding payment obligations creates exposure risks for Philips, particularly in relation to accounts receivable from customers, liquid assets, and the fair value of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 279

Contingent liabilities may have a significant impact on the company’s consolidated financial position, results of operations and cash flows. For an overview of current cases please refer to the note Contingencies. Risk response: At Philips, liquidity is monitored by the Group Treasury department, which tracks the actual cash flow for the Group against forecasts of the liquidity requirements on both a short- and longer-term basis. This includes regular reviews of liquidity versus credit rating constraints and scenario analysis to assess the risk of potential downgrades in credit ratings. Philips manages the available liquidity for the Group in several ways e.g., by spreading maturities of external debt over time and by having appropriate standby credit facilities available. Philips hedges the anticipated net exposure of developed-market foreign currencies resulting from sales, purchases and net investments in its foreign subsidiaries in those currencies. For emerging markets, Philips mainly relies on pricing adjustments for its products and services to counteract any expected depreciation of emerging-market currencies. Philips performs ongoing evaluations of the financial and non-financial condition of its customers and other counterparties and uses various tools to manage credit risks. Please also refer to notes Details of treasury and other financial risks , Debt and Liquidity position. Philips is exposed to tax risks which could have a significant adverse financial impact Philips is exposed to tax risks that could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax laws and regulations as well as international and EU regulatory frameworks. These tax risks include transfer pricing risks on internal cross-border deliveries of goods and services, as well as tax risks relating to changes in the transfer pricing model. Examples of initiatives that may result in changing tax rules include, but are not limited to, the OECD/G20 Inclusive Framework to address the allocation of income to user markets (Pillar One) and a 15% minimum corporate income tax rate (Pillar Two). For Pillar One, it is too early to assess the potential impact as all regulations have not been released yet. The formal adoption of the Council Directive (EU) 2022/2523 (the Pillar Two Directive) in December 2022 aims to achieve a coordinated implementation of Pillar Two in EU member states. The Dutch government adopted the Minimum Tax Rate Act 2024 (MTR Act) in December 2023 and the Pillar Two legislation has been applicable in local law with effect from 2024 in the Netherlands, the EU and multiple other countries around the world. However, US President Trump’s January 2025 Executive Order to withdraw from the OECD Pillar agreements brings uncertainty and potential risk of retaliatory tax measures. As Philips maintains substance in the form of relevant assets and personnel in the countries in which it operates which is shown in our Country Activity and Tax Report, Philips meets the transitional safe harbor rules enacted by OECD in most countries and therefore exposure to taxation Pillar Two is currently limited. However, this is increasing Philips’ tax compliance burden significantly globally. Furthermore, Philips is exposed to tax risks related to acquisition and divestment, permanent establishments, tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which could adversely affect Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized. Potential tariffs and other restrictions on imports proposed by US President Trump and his administration, and retaliatory trade measures in response thereto, have the potential to impact international trade relations and supply chains, with notable consequences in the countries where we are present in. In addition, protectionism may increase general uncertainty on the development of local regulations in response to those measures. These uncertainties expose Philips to financial risk linked to increased trade defense measures resulting in additional tariffs and customs duties. Significant changes in import duties levied on the import of products could materially impact Philips. Risk response: Philips has a globally organized and experienced Tax function, which is accountable for the definition and execution of the tax strategy and for the tax position of Philips worldwide. It advises management on the tax implications of intended decisions, performs appropriate tax planning to support business goals, and safeguards compliance with all local and international tax laws. Philips has a Tax Control Framework in place, which is designed to create awareness of and ensures adherence to current tax policies. Philips is working towards full compliance with Pillar Two whereby we will be leveraging our existing digital tax systems to support an efficient and high-quality process to determine countries in scope, calculate the additional tax liability (if any) and enable timely filing. Potential risks are carefully monitored and dealt with by tax specialists from relevant areas (e.g., corporate income tax, transfer pricing, indirect taxes, wage tax and tax accounting). There are extensive controls in place on processes and systems to address these risks, which are discussed in more detail in our Country Activity and Tax Report and in the note Income taxes. Flaws in internal controls could adversely affect our financial reporting and management process Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ Businesses. Failures in internal controls or other issues with respect to Philips’ public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented. This could have a negative impact on the price of Philips securities. In addition, the reliability of revenue and expenditure data is key for steering the Businesses and for managing top-line and bottom-line growth. The long life cycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 280 accounting rules recognizing revenue in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business. Significant changes in the way of working, such as the changes made to our operating model, restructuring, and shifting processes to remote Global Business Services locations, may have an adverse impact on the environment under which controls are executed, monitored, reviewed, and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could have a material adverse effect on Philips’ business, financial condition, operation results, reputation and brand. Risk response: The Philips’ Business Control Framework (PBCF) sets the standard for risk management and internal control over financial reporting. Key components of the PBCF are the standards on management, testing of controls, and our Finance Code of Ethics. The code is designed to deter wrongdoings; to promote honest and ethical conduct; to ensure full, fair, accurate, timely, and understandable disclosures; and to encourage internal reporting of (suspected) violations. 9.5.4 Compliance risks Philips products and services may be exposed to the risk of non-compliance with various regulations and standards involving quality, safety, and security Our reputation and license to operate depend on our compliance with global regulations and standards. Operating in a highly regulated health-technology industry, our products and services, including parts and materials from suppliers, are subject to regulation by various government and regulatory agencies e.g., FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), and IGZ (the Netherlands). In the EU, the Medical Device Regulation (EU MDR) became effective in May 2021 and imposes significant additional pre-market and post-market requirements. The current EU MDR transitional provisions allow medical devices that were CE marked under the previous directives (MDD and AIMDD) to continue being placed on the market or put into service until 2027 or 2028 dependent upon the risk class of the equipment. Examples of other product-related regulations are the EU’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) and Energy-using Products (EuP) regulations. We are subject to various domestic and foreign environmental laws and regulations, which are continuing to develop. Any failure to comply with such laws and regulations could jeopardize product quality, safety, and security or expose us to lawsuits, administrative penalties, and civil remedies, all of which may have a material adverse impact on Philips’ business, financial condition, and operating results. Philips has observed an increase in safety and security requirements in new and upcoming legislation dealing with market access of consumer goods, medical devices, information and communication technology products, cloud services, and specific areas such as data protection, cybersecurity, AI, and supply chain. The legal and regulatory environment relating to artificial intelligence (AI) is uncertain and rapidly evolving due to concerns about bias, discrimination, transparency, and security. Despite training and risk management efforts, AI models, particularly generative AI models, we use may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, or that is otherwise harmful. The complexity of AI models may make it difficult to understand why they are generating particular outputs, increasing the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences, and harm our reputation and the public perception of our business or the effectiveness of our security measures. Both regulators and customers require us to demonstrate legal compliance and adequate security management using national and international standards and associated certifications. Non- compliance with conditions imposed by regulatory authorities could result in product recalls, temporary product unavailability, stoppages at production facilities, remediation costs, fines, disgorgement of profits, and/or claims for damages. Product safety incidents or user concerns could jeopardize patient safety and/or trigger inspections by the FDA or other regulatory agencies, which, depending on the results of such inspections, could trigger the impacts described above, as well as other consequences. These issues could adversely impact Philips’ financial condition or operating results through lost revenue and cost of any required remedial actions, penalties or claims for damages. They could also negatively impact Philips’ reputation, brand, relationship with customers and market share. Philips is exposed to the ongoing impact of the Respironics voluntary recall/field action and related matters. Please refer to the section Patient safety, quality and regulatory and the note Contingencies. Risk response: Philips is committed to complying with all applicable laws, regulations, and standards as a means of delivering safe, effective, and high-quality products, services, and solutions. Our Regulatory Affairs team closely monitors developments across the regulatory landscape, with specialist teams operating at central, business, and regional levels. The Regulatory Science and Policy team is helping to shape and define industry standards. Additionally, this team is involved with improving processes and offers programs to make employees aware of and enable them to comply with requirements. In the event of compliance issues, we actively engage with the regulatory authorities to resolve, mitigate, and work on remediation, as required. We are actively working on remediation related to the June 2021 voluntary recall notification for certain sleep and respiratory care products by our subsidiary, In the first half of 2024, Philips Respironics reached an agreement with the US Department of Justice (DoJ), acting on behalf of the US Food and Drug Administration (FDA), regarding the terms of a consent decree to resolve the identified issues in Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 281 relation to the Respironics Recall. The consent decree was entered by the court in April 2024. We publish updates on the Respironics field action on our corporate website, www.philips.com. For more information, refer to Patient safety. quality and regulatory and notes Provisions and Contingencies. Philips is exposed to the risks of non-compliance with business conduct rules and regulations, including privacy and upcoming ESG disclosure and due diligence requirements In the execution of its strategy, Philips could be exposed to the risk of non-compliance with business conduct rules and regulations and our General Business Principles, including, but not limited to, patient safety, quality, anti-bribery,anti-money laundering, sanctions, healthcare compliance, transparency, accountability and fairness in the development and use of artificial intelligence (AI) tools, privacy and data protection, as well as existing and upcoming ESG disclosure requirements and due diligence requirements. Examples of compliance risk areas include commission – and incentive payments to third parties and remuneration payments to agents, distributors, consultants and similar entities, as well as the acceptance of gifts, which may be considered in some markets to be normal local business practice. The use of AI and ongoing digitalization of Philips products and services, including its processing of personal data, increases the importance of compliance, and the risk of non-compliance, with privacy, data protection and similar laws. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights or contracts to which we are a party. These risks could adversely affect Philips’ financial condition, reputation and brand and trigger the additional risk of exposure to governmental investigations, inquiries and legal proceedings and fines. There are an increasing number of regulatory and legislative initiatives in the EU and other jurisdictions to address ESG issues, which will (once implemented) require Philips to significantly increase the scope of mandatory ESG disclosures. Examples of these initiatives are the EU Corporate Sustainability Reporting Directive (CSRD) and European Sustainability Reporting Standards (ESRS), the European Carbon Border Adjustment Mechanism (CBAM), and the EU Deforestation Regulation. Regulatory and legislative initiatives such as the EU Corporate Sustainability Due Diligence Directive (CSDDD) and case-law developed by courts will introduce or extend a duty of care, requiring Philips to identify and act on adverse environmental and human rights impacts across the organization and operations, and potentially the entire value chain, beyond or different from our current efforts. Failure to meet these requirements could trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation or could adversely impact Philips’ financial condition or operating results through lost revenue and cost of any required remedial actions, penalties or claims for damages. In addition, we may also face potentially conflicting supervisory directives, for example, as certain US regulatory and non-US authorities have prioritized ESG-related issues, while others have signaled pursuing potentially conflicting priorities. These circumstances, among others, may result in pressure from investors, unfavorable reputational impacts, including inaccurate perceptions or a misrepresentation of our actual ESG-related practices and diversion of management’s attention and resources. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of ESG-related laws and regulations (both “pro-ESG” and “anti- ESG”), or meet evolving and varied stakeholder expectations and standards could adversely affect Philips’ reputation or could adversely impact Philips’ financial condition or operating results through lost revenue and cost of any required remedial actions, penalties or claims for damages. For further details, please refer to the sub-section Legal proceedings within the note Contingencies. Risk response: Over the years, we have extensively transformed the company and strengthened our business processes. As part of that, we have invested substantially in adherence to our General Business Principles (patient safety, quality and integrity always) through the deployment of compliance and awareness programs, as well as the establishment of policies and processes that reinforce adherence. With respect to privacy and data protection, Philips has established a privacy compliance framework, which includes policies, standards and procedures (such as the Binding Corporate Rules), with the aim of ensuring and demonstrating compliance with applicable data protection laws and regulations. Over the years, the company has gained experience with ESG disclosures, has been closely involved in the development of ESRS and has been working on meeting disclosure requirements under the CSRD and ESRS since 2022.Please refer to chapters 4 (Environmental, Social and Governance) and 8 (Sustainability statement) of this Annual Report. Please refer to chapters 4 Environmental, Social and Governance and 8 Sustainability statement of this Annual Report. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 282

9.6 ESG reporting frameworks Building on our extensive experience of environmental and social impact measurement and of providing transparency on ESG, historically, Philips has taken an active role – in collaboration with, in particular, the International Financial Reporting Standards Foundation, World Economic Forum and the EU – to help drive the evolution toward a standard ESG reporting framework. World Economic Forum (WEF) In 2020, the WEF’s International Business Council (IBC) published its core set of Stakeholder Capitalism Metrics and disclosures. These can be used by companies to align their mainstream reporting on performance against ESG indicators and track their contributions towards the SDGs on a consistent basis. Our disclosure in line with this WEF framework can be found in How we create value. IIRC We have prepared this integrated Annual Report considering the principles of the International Integrated Reporting Council (IIRC) Integrated Reporting framework, which is now maintained by the IFRS Foundation. We have also created an overview of our value creation process (please refer to How we create value). United Nations Global Compact We signed up to the United Nations Global Compact in March 2007 to advance 10 universal principles in the areas of human rights, labor, the environment and anti-corruption. Our General Business Principles, our policies on Human Rights, our Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is also our annual Communication on Progress (COP) submitted to the UN Global Compact Office. We use this report to communicate on our progress toward the relevant Sustainable Development Goals (SDGs), in particular SDG 3, SDG 12, and SDG 13. Please refer to Advocacy activities and expenses for more details. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 283

9.7 How we create value The overview below is based on the International Integrated Reporting Council framework and includes resource inputs, value outcomes and societal impact across various financial and Environmental, Social and Governance (ESG) dimensions. For further information, refer to the chapters Financial performance, and Environmental, Social and Governance. Resource inputs Human • Employees 67,823, 120-plus nationalities, 40%female • Training 3,164,130 hours, 3,593,533 training completions • 29,790 employees in Growth geographies Intellectual • Invested in R&D EUR 1.7 billion (Green/EcoDesigned Innovation 263 million) • Employees in R&D 10,843 Financial • Equity EUR 12 billion • Net debt* EUR 5.2 billion Manufacturing • Employees in production 27,478 • Industrial sites 23, cost of materials used EUR 4.2 billion • Total assets EUR 29 billion • Capital expenditures on property, plant and equipment EUR 317 million Natural • Energy used in manufacturing 464,587 megawatt hours • Water used 672,608 m3 • Closing the loop' on all our professional medical equipment by 2025 Social • Philips Foundation • Stakeholder engagement • Volunteering policy Value outcomes Human • Employee Engagement Index 78% favorable • Sales per employee EUR 265,708 • Safety 151 Total Recordable Cases Intellectual • New patent filings 700 • Royalties EUR 466 million • 137 design awards for the Philips brand Financial • Comparable sales growth*1% • Adjusted EBITA* as a % of sales 11.5% • Free cash flow* EUR 906 million Manufacturing • EUR 12.2 billion revenues from goods sold Natural • 76.4% Green/EcoDesigned Revenues • 24.4% revenues from circular propositions • Net CO2 emissions from own operations down to zero kilotonnes • 94 kilotonnes (estimated) from products, parts and packaging used to put products on the market • Waste 20,157 tonnes, of which 94% recirculated Social • Brand value USD 11.5 billion (Interbrand) • Partnerships with UNICEF, Red Cross, Amref and Ashoka Societal impact Human • Employee benefit expenses EUR 6,641 million, all staff paid at least a Living Wage • Appointed 54% of our roles from internal sources • 33% of leadership positions held by women Intellectual • Around 40% of revenues from new products and solutions introduced in the last three years • Approximately 70% of sales from leadership positions Financial • Market capitalization EUR 23 billion at year-end • Long-term credit rating BBB+1, Baa12, BBB+3 ** • Dividend EUR 768 million Manufacturing • 100% electricity from renewable sources Natural • Environmental impact of Philips operations up to EUR 272 million • All 23 industrial sites 'zero waste to landfill' at year-end 2024 • Full value chain CO2 reductions approved by the Science Based Targets initiative Social • 1.96 billion lives improved, of which 242 million in underserved communities • 936,000 employees impacted at suppliers participating in the 'Beyond Auditing' program • Total tax contribution EUR 3,263 million (taxes paid/withheld) • Corporate income tax paid EUR 186 million * Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information. ** 1 Fitch, 2 Moody's, 3 S&P Global Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 284 à à

9.8 Appropriation of profits Pursuant to article 34 of the articles of association of the Company, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after any retention by way of reserve with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2024, the issued share capital consists only of common shares. No preference shares have been issued. Article 33 of the articles of association of the company gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board. 9.9 Reconciliation of non-IFRS information In this Annual Report Philips presents certain financial measures when discussing Philips’ performance that are not measures of financial performance or liquidity under IFRS (‘non-IFRS’). These non-IFRS measures (also known as non-GAAP or alternative performance measures) are presented because management considers them important supplemental measures of Philips’ performance and believes that they are widely used in the industry in which Philips operates as a means of evaluating a company’s operating performance and liquidity. Philips believes that an understanding of its sales performance, profitability, financial strength and funding requirements is enhanced by reporting the following non-IFRS measures: • comparable sales growth • EBITA • Adjusted EBITA • Adjusted EBITDA • adjusted income from continuing operations attributable to shareholders • adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS) • free cash flow • net debt : group equity ratio • Organic Return on Invested Capital (ROIC) Non-IFRS measures do not have standardized meanings under IFRS and not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures may not be comparable to measures used by other companies that have the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures contained in this Annual Report and they should not be considered as substitutes for sales, net income, net cash provided by operating activities or other financial measures computed in accordance with IFRS. This chapter contains the definitions of the non-IFRS measures used in this Annual Report as well as reconciliations from the most directly comparable IFRS measures. The non-IFRS measures discussed in this Annual Report are cross referenced to this chapter. These non-IFRS measures should not be viewed in isolation or as alternatives to equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. The non-IFRS financial measures presented are not measures of financial performance or liquidity under IFRS, but measures used by management to monitor the underlying performance of Philips’ business and operations and, accordingly, they have not been audited or reviewed by Philips’ external auditors. Additionally, Philips provides forward-looking targets for comparable sales growth, adjusted EBITA margin improvement, free cash flow and organic ROIC, which are non-IFRS financial measures. Philips has not provided a quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts which are not yet determined, are subject to uncertainty and variability in timing and amount due to their nature, are outside of Philips’ control, or cannot be predicted, including items and impacts such as currency exchange rates, acquisitions and disposals, legal and tax gains and losses and pension settlements, charges and costs such as impairments, restructuring and acquisition-related charges, amortization of intangible assets and net capital expenditures. Accordingly, reconciliations of these non-IFRS forward looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable effort. Such unavailable reconciling items could significantly impact the results of operations and financial condition. Comparable sales growth Comparable sales growth represents the period-on-period growth in sales excluding the effects of currency movements and changes in consolidation. As indicated in General information to the Consolidated financial statements, foreign currency sales and costs are translated into Philips’ presentation currency, the euro, at the exchange rates prevailing at the respective transaction dates. As a result of significant foreign currency sales and currency movements during the periods presented, the effects of translating foreign currency sales amounts into euros could have a material impact on the comparability of sales between periods. Therefore, these impacts are excluded when presenting comparable sales in euros by translating the foreign currency sales of the previous period and the current period into euros at the same average exchange rates. In addition, the years presented were affected by a number of acquisitions and divestments, as a result of which various activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales, when a previously consolidated entity is sold or control is lost, relevant sales of that entity for the corresponding prior year period are excluded. Similarly, when an entity is acquired and consolidated, relevant sales of that entity for the current year period are excluded. Comparable sales growth is presented for the Philips group, operating segments and geographic area. Philips believes that the presentation of comparable sales growth is meaningful for investors to evaluate the performance of Philips’ business activities over time. Comparable sales growth may be subject to limitations as an analytical tool for investors, because comparable sales growth figures are not adjusted for other effects, such as increases or decreases in prices or quantity/volume. In addition, interaction effects between currency movements and changes in consolidation are not taken into account. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 285

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Sales growth composition by segment in %

	nominal growth	consolidation changes	currency effects	comparable growth
2024 versus 2023				
Diagnosis & Treatment	(0.4)	0.0	1.7	1.3
Connected Care	(0.1)	0.8	1.3	2.0
Personal Health	(3.2)	0.0	2.5	(0.7)
Philips Group	**(0.8)**	**0.3**	**1.7**	**1.2**
2023 versus 2022				
Diagnosis & Treatment	6.3	0.2	4.5	11.0
Connected Care	(2.5)	0.3	3.3	1.1
Personal Health	(0.7)	0.0	3.9	3.2
Philips Group	**1.9**	**0.2**	**3.9**	**6.0**
2022 versus 2021				
Diagnosis & Treatment	6.1	0.0	(6.7)	(0.6)
Connected Care	(1.9)	0.0	(7.2)	(9.1)
Personal Health	5.7	0.0	(5.7)	0.1
Philips Group	**3.9**	**(0.3)**	**(6.4)**	**(2.8)**

Philips Group
Sales growth composition by geographic area in %

	nominal growth	consolidation changes	currency effects	comparable growth
2024 versus 2023				
Western Europe	4.2	0.7	(0.4)	4.5
North America	1.2	0.4	0.5	2.2
Other mature geographies	(6.2)	0.1	5.0	(1.1)
Mature geographies	**1.2**	**0.5**	**0.8**	**2.5**
Growth geographies	(5.8)	(0.1)	3.8	(2.1)
Philips Group	**(0.8)**	**0.3**	**1.7**	**1.2**
2023 versus 2022				
Western Europe	6.0	0.3	0.3	6.6
North America	(0.3)	0.2	2.7	2.5
Other mature geographies	(1.0)	0.1	8.2	7.3
Mature geographies	**1.4**	**0.2**	**2.7**	**4.2**
Growth geographies	3.4	0.2	6.9	10.5
Philips Group	**1.9**	**0.2**	**3.9**	**6.0**
2022 versus 2021				
Western Europe	(1.2)	(1.3)	(0.4)	(2.8)
North America	11.9	0.2	(12.4)	(0.3)
Other mature geographies	(3.0)	0.0	2.5	(0.5)
Mature geographies	**5.9**	**(0.3)**	**(6.7)**	**(1.1)**
Growth geographies	(0.8)	(0.1)	(5.9)	(6.9)
Philips Group	**3.9**	**(0.3)**	**(6.4)**	**(2.8)**

EBITA and Adjusted EBITA

The term Adjusted EBITA is used to evaluate the performance of Philips and its segments. EBITA represents Income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill. Adjusted EBITA represents EBITA excluding gains or losses from restructuring costs, acquisition-related charges and other items.

Restructuring costs are defined as the estimated costs of initiated reorganizations, the most significant of which have been approved by the Executive Committee, and which generally involve the realignment of certain parts of the industrial and commercial organization.

Acquisition-related charges are defined as costs that are directly triggered by the acquisition of a company, such as transaction costs, purchase accounting related costs and integration-related expenses.

Other items are defined as any individual item with an income statement impact (loss or gain) that is deemed by management to be both significant and incidental to normal business activity. This includes the following: litigation costs and settlements in favor of (or against) the company, gains (or losses) on sale of businesses or assets, remediation costs, impairment of assets, portfolio realignment charges, environmental charges and other items which are individually above an amount of EUR 20 million in a quarter, or an individual item which is above EUR 40 million across multiple quarters. Refer to Restructuring, acquisition-related charges and other items in the Results of operations section of Financial performance.

Philips considers the use of Adjusted EBITA appropriate as Philips uses it as a measure of segment performance and as one of its strategic drivers to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. This is done with the aim of making the underlying performance of the businesses more transparent.

EBITA excludes amortization and impairment of acquired intangible assets (which primarily relates to brand names, customer relationships and technology) and impairment of goodwill as Philips believes that such amounts are inconsistent in amount and frequency, are significantly impacted by the timing and/or size of acquisitions and do not factor into its decisions on allocation of its resources across segments. Although we exclude amortization and impairment of acquired intangible assets from the Adjusted EBITA measure, Philips believes that it is important for investors to understand that these acquired intangible assets contribute to revenue generation.

Philips believes Adjusted EBITA is useful to evaluate financial performance on a comparable basis over time by factoring out restructuring costs, acquisition-related charges and other incidental items which are not directly related to the operational performance of Philips Group or its segments.

286

Adjusted EBITA may be subject to limitations as an analytical tool for investors, as it excludes restructuring costs, acquisition-related charges and other incidental items and therefore does not reflect the expense associated with such items, which may be significant and have a significant effect on Philips’ net income. Adjusted EBITA margin refers to Adjusted EBITA divided by sales expressed as a percentage. Adjusted EBITA is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated is presented in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only. Adjusted EBITDA Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items. Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the HealthTech industry. However, Adjusted EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Philips management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods. This is because certain excluded items can vary significantly depending on specific underlying transactions or events. Also, the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods and may not be indicative of future results. Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 287

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	*Other*
2024					
Net Income	(698)				
Discontinued operations, net of income taxes	(142)				
Income tax expense (benefit)	963				
Investments in associates, net of income taxes	124				
Financial expenses	387				
Financial income	(105)				
Income from operations	**529**	**592**	**(466)**	**544**	**(142)**
Amortization and impairment of acquired intangible assets	392	225	141	15	*12*
EBITA	**921**	**817**	**(324)**	**559**	**(130)**
Restructuring and acquisition-related charges	326	157	53	25	*92*
Other items:	830	45	765	-	*20*
Respironics litigation provision	*984*		*984*		
Respironics insurance income	*(538)*		*(538)*		
Respironics field-action running remediation costs	*133*		*133*		-
Respironics consent decree charges	*113*		*113*		
Quality remediation actions	*123*	*45*	*78*		
Remaining items	*16*		*(4)*	-	*20*
Adjusted EBITA	**2,077**	**1,018**	**494**	**584**	**(18)**
Depreciation, amortization and impairment of fixed assets and other intangible assets	998	240	262	102	394
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(93)	(39)	(8)	(7)	(39)
Adjusted EBITDA	**2,982**	**1,219**	**747**	**679**	**337**

Philips Group
Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	*Other*
2023					
Net Income	(463)				
Discontinued operations, net of income taxes	10				
Income tax expense (benefit)	(73)				
Investments in associates, net of income taxes	98				
Financial expenses	376				
Financial income	(63)				
Income from operations	**(115)**	**721**	**(1,199)**	**552**	**(190)**
Amortization and impairment of acquired intangible assets	290	89	178	14	*9*
Impairment of goodwill	8	8	-	-	-
EBITA	**183**	**818**	**(1,020)**	**567**	**(181)**
Restructuring and acquisition-related charges	381	118	115	9	*140*
Other items:	1,358	92	1,275	22	*(32)*
Respironics litigation provision	*575*		*575*		
Respironics field-action connected to the proposed consent decree	*363*		*363*		
Respironics field-action running remediation costs	*224*		*224*		
Quality remediation actions	*175*	*81*	*94*		
Provision for a legal matter	*31*		*31*		
Investment re-measurement loss	*23*			*23*	
Gain on divestment of business	*(35)*				*(35)*
Remaining items	*2*	*11*	*(12)*	*(1)*	*3*
Adjusted EBITA	**1,921**	**1,028**	**369**	**597**	**(73)**
Depreciation, amortization and impairment of fixed assets and other intangible assets	971	217	267	101	385
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(47)	(4)	(14)	-	(30)
Adjusted EBITDA	**2,845**	**1,241**	**623**	**698**	**283**

288

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Philips Group
Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	*Other*
2022					
Net Income	(1,605)				
Discontinued operations, net of income taxes	(13)				
Income tax expense (benefit)	(113)				
Investments in associates, net of income taxes	2				
Financial expenses	258				
Financial income	(58)				
Income from operations	**(1,529)**	**536**	**(2,347)**	**515**	**(233)**
Amortization and impairment of acquired intangible assets	363	115	226	15	8
Impairment of goodwill	1,357		1,357		
EBITA	**192**	**651**	**(764)**	**530**	**(225)**
Restructuring and acquisition-related charges	202	3	125	11	62
Other items:	925	133	750	(4)	46
Respironics field-action connected to the proposed consent decree	*250*		*250*		
Respironics field-action running remediation costs	*210*		*210*		
R&D project impairments	*134*	*73*	*59*	*3*	
Portfolio realignment charges	*109*		*109*		
Impairments of assets in S&RC	*39*		*39*		
Provision for public investigations tender irregularities	*60*	*60*			
Quality remediation actions	*59*		*59*		
Remaining items	*63*	*-*	*24*	*(6)*	*46*
Adjusted EBITA	**1,318**	**787**	**111**	**537**	**(117)**
Depreciation, amortization and impairment of fixed assets and other intangible assets	1,239	302	420	117	400
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(252)	(83)	(136)	(3)	(30)
Adjusted EBITDA	**2,305**	**1,006**	**394**	**652**	**253**

Adjusted income from continuing operations attributable to shareholders

The term Adjusted income from continuing operations attributable to shareholders represents income from continuing operations less continuing operations non-controlling interests, amortization and impairment of acquired intangible assets, impairment of goodwill, excluding gains or losses from restructuring costs and acquisition-related charges, other items, adjustments to net finance expenses, adjustments to investments in associates and adjustments to tax expense. Shareholders refers to shareholders of Koninklijke Philips N.V.

Restructuring costs, acquisition-related charges and other items are all defined in the EBITA and Adjusted EBITA section above.

Net finance expenses are defined as either the financial income or expense component of an individual item already identified to be excluded as part of the Adjusted income from continuing operations, fair value movements of equity investments in limited life funds recognized at fair value through profit or loss or a financial income or expense component with an income statement impact (gain or loss) that is deemed by management to be both significant and incidental to normal business activity.

The adjustments to tax expense include the tax impact on adjustments to income from continuing operations, as well as tax-only adjusting items (such as the derecognition of deferred tax assets).

Philips considers the use of Adjusted income from continuing operations attributable to shareholders appropriate as Philips uses it as the basis for the Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted, a non-IFRS measure.

Adjusted income from continuing operations attributable to shareholders may be subject to limitations as an analytical tool for investors, as it excludes certain items and therefore does not reflect the expense associated with such items, which may be significant and have a significant effect on Philips' net income. Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income, for the years indicated is included in the following table.

289

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is calculated by dividing the Adjusted income from continuing operations attributable to shareholders by the diluted weighted average number of shares (after deduction of treasury shares) outstanding during the period, as defined in General information to the Consolidated financial statements, earnings per share section.

Philips considers the use of Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted appropriate as it is a measure that is useful when comparing its performance to other companies in the HealthTech industry. However, it may be subject to limitations as an analytical tool for investors, as it uses Adjusted income from continuing operations attributable to shareholders which has certain items excluded.

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is not a recognized measure of financial performance under IFRS. The most directly comparable IFRS measure, income from continuing operations attributable to shareholders per common share (in EUR) - diluted for the years indicated, is included in the following table.

Philips Group
Adjusted income from continuing operations attributable to shareholders[1] in millions of EUR unless otherwise stated

	2022	2023	**2024**
Net income	(1,605)	(463)	(698)
Discontinued operations, net of income taxes	(13)	10	(142)
Income from continuing operations	**(1,618)**	**(454)**	**(840)**
Income from continuing operations attributable to non-controlling interests	(3)	(2)	(3)
Income from continuing operations attributable to shareholders[1]	**(1,622)**	**(456)**	**(843)**
Adjustments for:			
Amortization and impairment of acquired intangible assets	363	290	392
Impairment of goodwill	1,357	8	
Restructuring costs and acquisition-related charges	202	381	326
Other items:	925	1,358	830
Respironics litigation provision		575	*984*
Respironics insurance income			*(538)*
Respironics consent decree charges	*250*	*363*	*113*
Respironics field-action running costs	*210*	*224*	*133*
Quality actions	*59*	*175*	*123*
R&D project impairments	*134*		
Portfolio realignment charges	*109*		
Impairment of assets in S&RC	*39*		
Provision for public investigations tender irregularities	*60*		
Provision for a legal matter		*31*	
Investment re-measurement loss		*23*	
Loss (gain) on divestment of business		*(35)*	
Remaining items	*63*	*2*	*16*
Net finance income/expenses	(4)	18	23
Tax impact on adjusting items[2]	(376)	(450)	(370)
Tax effect of derecognition of US deferred tax asset			941
Adjusted Income from continuing operations attributable to shareholders[1]	**845**	**1,148**	**1,300**
Earnings per common share:			
Income from continuing operations attributable to shareholders[1] per common share (in EUR) - diluted	(1.70)	(0.48)	(0.90)
Adjusted income from continuing operations attributable to shareholders[1] per common share (in EUR) - diluted	0.89	1.21	1.39

1 Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

2 Includes deferred tax assets derecognized in the line below.

290

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

Free cash flow

Free cash flow is defined as net cash flows from operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from sales of property, plant and equipment.

Philips discloses free cash flow as a supplemental non-IFRS financial measure, as Philips believes it is a meaningful measure to evaluate the performance of its business activities over time. Philips understands that free cash flow is broadly used by analysts, rating agencies and investors in assessing its performance. Philips also believes that the presentation of free cash flow provides useful information to investors regarding the cash generated by the Philips operations after deducting cash outflows for purchases of intangible assets, capitalization of product development, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment. Therefore, the measure gives an indication of the long-term cash generating ability of the business. In addition, because free cash flow is not impacted by purchases or sales of businesses and investments, it is generally less volatile than the total of net cash provided by (used for) operating activities and net cash provided by (used for) investing activities.

Free cash flow may be subject to limitations as an analytical tool for investors, as free cash flow is not a measure of cash generated by operations available exclusively for discretionary expenditures and Philips requires funds in addition to those required for capital expenditures for a wide variety of non-discretionary expenditures, such as payments on outstanding debt, dividend payments or other investing and financing activities. In addition, free cash flow does not reflect cash payments that may be required in future for costs already incurred, such as restructuring costs.

Philips Group
Composition of free cash flow in millions of EUR

	2022	2023	**2024**
Net cash flows provided by operating activities	(173)	2,136	1,569
Net capital expenditures:	(788)	(554)	(663)
Purchase of intangible assets	*(105)*	*(96)*	*(118)*
Expenditures on development assets	*(257)*	*(203)*	*(241)*
Capital expenditures on property, plant and equipment	*(444)*	*(345)*	*(317)*
Proceeds from disposals of property, plant and equipment	*18*	*90*	*13*
Free cash flow	**(961)**	**1,582**	**906**

Net debt : group equity ratio

Net debt : group equity ratio is presented to express the financial strength of Philips. Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders' equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. This measure may be subject to limitations because cash and cash equivalents are used for various purposes, not only debt repayment. The net debt calculation deducts all cash and cash equivalents whereas these items are not necessarily available exclusively for debt repayment at any given time.

Philips Group
Composition of net debt to group equity in millions of EUR unless otherwise stated

	2022	2023	**2024**
Long-term debt	7,270	7,035	7,113
Short-term debt	931	654	526
Total debt	**8,201**	**7,689**	**7,639**
Cash and cash equivalents	1,172	1,869	2,401
Net debt	**7,028**	**5,820**	**5,238**
Shareholders' equity	13,249	12,028	12,006
Non-controlling interests	34	33	37
Group equity	**13,283**	**12,061**	**12,043**
Net debt : group equity ratio	**35:65**	**33:67**	**30:70**

Organic Return on Invested Capital

Organic Return on Invested Capital (ROIC) is defined as organic return which includes income from operations for the year excluding the impact of: income or loss from operations of businesses acquired in the five year period prior to the measurement date; the related tax effects on such income or loss; certain other items; the tax impact on adjusting items and certain tax-only adjusting items determined by management to be material in nature and require separate disclosure, divided by average of the net operating capital at the end of each of the five quarters ending on the relevant measurement date excluding the average net operating capital at the end of each of the five quarters ending on the relevant measurement date of the businesses acquired in the five year period prior to the measurement date, expressed as a percentage.

Net operating capital is defined as tangible fixed assets, intangible fixed assets, including goodwill, inventories and receivable balances, minus payable balances and provisions, all as further defined below. Net operating capital is adjusted to exclude assets and liabilities of businesses acquired in the five year period prior to the relevant measurement date, and adjustments determined by management to be necessary for comparability.

Other items are defined as material in nature and require separate disclosure and have the same nature as the items excluded from Adjusted EBITA. In the years 2020-2022 these other items included legal provisions, pension settlements, results of divestments, remediation costs, impairment of assets and portfolio realignment charges. Refer to Restructuring, acquisition-related charges and other items Net income, Income from operations (EBIT) and Adjusted EBITA within the Results of operations section of Financial performance. Organic ROIC is calculated after taxes.

The term Organic Return on Invested Capital (ROIC) is used by management to evaluate Philips' efficiency at allocating the capital under its control to profitable investments and how well the

291

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information company uses capital to generate returns. Philips believes that Organic ROIC provides useful information to investors because it excludes the impact of recently acquired businesses, giving a more accurate representation of how the Philips integrated operating model is leveraged to drive operational excellence and removes irregularity caused by various operating models of recently acquired businesses. Philips also believes that excluding certain items determined by management to be material in nature and requiring separate disclosure enhances comparability across several periods. Organic ROIC may be subject to limitations as an analytical tool for investors, as it excludes Income or Loss from operations of acquired businesses, the related tax effects on such income or loss, the tax impact on adjusting items and certain tax-only adjusting items, which may have a significant effect on ROIC. Organic ROIC is not a recognized measure of financial performance under IFRS.

The most comparable IFRS measure to Organic ROIC is Return on total assets, calculated as Income from operations for the year divided by total assets as of the end of the year.

Philips Group
Return on total assets in millions of EUR unless otherwise stated

	2022	2023	**2024**
Income from operations	(1,529)	(115)	529
Total assets	30,688	29,406	28,976
Return on total assets (%)	**(5.0%)**	**(0.4%)**	**1.8%**

The reconciliation of Average Net operating capital and the reconciliation of Net income to Organic ROIC for the years ended December 31, 2022, 2023 and 2024 are included in the following tables.

Philips Group
Reconciliation of Average Net operating capital[1] in millions of EUR

	2022	2023	**2024**
Tangible fixed assets	2,715	2,553	2,467
Intangible assets (including goodwill)	14,684	13,475	13,175
Inventories	3,999	3,984	3,499
Receivable balances[2]	5,043	4,981	4,761
Payable balances[3]	(7,129)	(6,810)	(6,440)
Provisions[4]	(2,313)	(2,420)	(2,909)
Group Average Net operating capital	**16,999**	**15,763**	**14,554**
Net operating capital of businesses acquired	(5,739)	(4,081)	(3,579)
Average Net operating capital	**11,260**	**11,681**	**10,974**

1 All line items represent the average of each of the five quarters ending before the relevant measurement date.
2 Receivable balances consists of (Non-)Current receivables, Other (non-)current assets, (Non-)Current derivative financial assets and Income tax receivable.
3 Payable balances consist of Accounts payable, Accrued liabilities, (Non-)Current contract liabilities, Other (Non-)current liabilities, (Non-) current derivative financial liabilities and (Non-)Current tax liabilities.
4 Provisions consist of Long-term and Short-term provisions.

Philips Group
Reconciliation of Net Income to Organic ROIC in millions of EUR unless otherwise stated

	2022	2023	**2024**
Net Income	(1,605)	(463)	(698)
Discontinued operations, net of income taxes	(13)	10	(142)
Income tax expense (benefit)	(113)	(73)	963
Investments in associates, net of income taxes	2	98	124
Financial expenses	258	376	387
Financial income	(58)	(63)	(105)
Income from operations	**(1,529)**	**(115)**	**529**
Income tax (expense) benefit	113	73	(963)
Loss from operations of businesses acquired	178	253	174
Tax effects on loss from operations of businesses acquired	(45)	(56)	(41)
Goodwill impairment	1,357	8	-
Impairment of acquired intangible asset			132
Other items:	802	1,181	691
Respironics litigation provision		*575*	*984*
Respironics insurance income			*(538)*
Respironics consent decree charges	*250*	*363*	*113*
Respironics field-action running costs	*210*	*224*	*133*
R&D project impairments	*134*		
Portfolio realignment charges	*109*		
Impairment of assets in S&RC	*39*		
Provision for specified legal matters	*60*	*31*	
Investment re-measurement loss		*23*	
Loss (gain) on divestment of business		*(35)*	
Tax impact on adjusting item[1]	(169)	(140)	(165)
Tax effect of derecognition of US deferred tax asset			941
Organic return	**707**	**1,204**	**1,299**
Average Net operating capital	**11,260**	**11,681**	**10,974**
Organic ROIC (%)	**6.3 %**	**10.3 %**	**11.8 %**

1 Includes deferred tax assets derecognized in the line below.

292

Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information

9.10 Other Key Performance Indicators

In addition to monitoring the IFRS and non-IFRS financial measures discussed under Financial performance, Philips management also uses the following other key performance indicators to monitor the performance of the business and to manage the business.

Philips Group
Other Key Performance Indicators

	2022	2023	**2024**
Lives improved, in billions	1.81	1.88	1.96
Operational carbon footprint, in kilotonnes CO_2-equivalent	438	418	474
Circular revenue	18.1 %	20.0 %	24.4 %
Waste to landfill	0.0 %	0.0 %	0.0 %
Closing the Loop	35.3 %	20.5 %	19.5 %
Comparable order intake	(3)%	(6)%	1 %

Lives Improved

The purpose of Philips is to improve people's health and well-being through meaningful innovation and we aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030. We use Lives Improved as a measurement of our societal impact. In the course of 2021 we changed the definition of 'lives improved' (effective January 2021) to align more closely with our purpose. The new definition includes only products or solutions that contribute to people's health and well-being, and no longer includes the contribution from our Green Products and Solutions that support a healthy ecosystem. Additionally, as we discontinued our Domestic Appliances business, we have removed the impact of this business from the Lives Improved results. The combined impact of these changes resulted in an overall drop of 223 million lives improved in 2021. We calculate Lives Improved as the number of individual interactions for each product sold (based on market intelligence and statistical data) and multiply by the number of those products delivered in a year (eliminating double counting for multiple different product touches per individual). See Improving people's lives for more information on Lives Improved.

Operational Carbon Footprint

We aim to minimize our environmental impact and we use the Operational Carbon Footprint as one of the measurements of our impact. We define Operational Carbon Footprint as the total greenhouse gas emissions caused by an organization, event, product or person; expressed in kilotonnes CO_2-equivalent. We calculate our Operational Carbon Footprint on a monthly basis and include industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport) See Climate change for more information on our Operational Carbon Footprint.

Circular Revenues

Propositions that qualify for circular revenues must comply with the requirements for at least one of the circular revenue categories. These include, among others, products with low weight or containing a minimum threshold of recycled or bio-based plastics, as-a-service models, software running on cloud, telehealth, upgrades, lifetime extensions, and refurbished equipment.

Waste to Landfill

At Philips, as a responsible company, we strive to reduce our environmental impact. We define Waste to Landfill as total waste that is delivered for landfill and exclude one-time-only waste and waste delivered to landfill due to regulatory requirements. We calculate Waste to Landfill in kilotonnes per year. See Resource use and circular economy for more information on Waste to Landfill.

Closing the Loop

Closing the loop means we are embedding a policy to responsibly take back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. As part of the policy, we will ensure that equipment coming back to us is, where feasible, made available for refurbishment and/or parts recovery, or locally recycled in a certified way to ensure it does not end up in landfill. We monitor the impact of our policies by measuring the amount of equipment that we collect from our customers. We report on this as 'reclaimed equipment'.

Philips believes that the five other key performance indicators described above (Lives Improved, Operational Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop) provide important information to investors and are important to understanding the long-term performance and prospects of the business. In addition, these other key performance indicators are also used for management compensation purposes. Members of the Board of Management are eligible for grants of performance shares under the Long-Term Incentive (LTI) Plan, and the vesting of the performance shares is subject to performance over a period of 3 years and based on certain criteria, including a 10% weighting for Sustainability Objectives, which Philips defines as the five other key performance indicators described above: Lives Improved, Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop. Philips believes that including these other key performance indicators in our remuneration policy encourages management to act responsibly and sustainably, supporting the company's overall performance and enhancing the long-term value of the company. See Remuneration of the Board of Management in 2024 for more information on the Philips Long-Term Incentive (LTI) Plan.

Philips currently intends to propose a 2025 Remuneration Policy for the Board of Management which would, among other things, provide for the vesting of performance shares subject to performance over a period of 3 years and based on certain criteria, including a 20% weighting for Sustainability Objectives, which would be defined under that plan as: Lives Improved, Carbon Footprint, Circular Revenues and Employee Engagement Index. The 2025 Remuneration Policy is subject to the approval of Philips shareholders at the 2025 AGM. See Remuneration of the Board of

293

Management in 2024 . For more information on the Philips Long-Term Incentive (LTI) Plans under the 2020 Remuneration Policy and the currently proposed 2025 Remuneration Policy. Comparable order intake Comparable order intake represents the period-on-period growth, expressed as a percentage, in order intake excluding the effects of currency movements and changes in consolidation. Comparable order intake is reported for equipment and software in the Diagnoses & Treatment and Connected Care segments, and is defined as the total contractually committed value of equipment and software to be delivered within a specified timeframe, and is an approximation of expected future revenue growth in the respective Businesses. Comparable order intake does not derive from the financial statements and a quantitative reconciliation is thus not provided. In 2023, comparable order book was tracked for Businesses that represented approximately 40% of 2023 sales. Effective in the first quarter of 2024, Philips revised the order intake policy to reflect the full contract value for software contracts that start generating revenue within an 18-month horizon, instead of only the next 18-months-to-revenue horizon. This change has been implemented to better align with the specific business model of our software businesses, simplify the order intake process, and better align with peers. Prior-period comparable order intake percentages have been restated accordingly. This revision did not resulted in any material changes to the order intake percentages for the periods presented. Philips believes this policy eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period. Philips uses comparable order intake as an indicator of business activity and performance. Comparable order intake is not an alternative to revenue and may be subject to limitations as an analytical tool due to differences in amount and timing between booking orders and revenue recognition. Due to divergence in practice, other companies may calculate this or a similar measure (such as order backlog) differently and therefore comparisons between companies may be complicated. Comparable order intake increased to 1% in 2024, compared to a 6% decline in 2023. Comparable order intake is presented when discussing Philips' group performance. 9.11 Forward-looking statements and other information Forward-looking statements This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements. These factors include but are not limited to: macro-economic and geopolitical changes including protectionism measures such as announced and proposed tariffs and retaliatory trade measures in response thereto; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in health informatics and artificial intelligence in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG- related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements.  As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Risk factors. Third-party market share data Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2024 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 294

Use of non-IFRS information In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in Reconciliation of non-IFRS information. Statutory financial statements and management report The chapters Group financial statements and Company financial statements contain the statutory financial statements of the company. The introduction to the chapter Group financial statements sets out which parts of this Annual Report form the management report within the meaning of Section 2:391 of the Dutch Civil Code. * Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 295

9.12 Investor information 9.12.1 Share information Philips Group Share information at year-end 2024 Share listings Euronext Amsterdam, New York Stock Exchange Ticker code PHIA, PHG No. of shares issued 940 million No. of shares issued and outstanding 925 million Market capitalization EUR 23 billion Industry classification MSCI: Health Care Equipment 35101010 ICB: Medical Equipment 4535 Members of indices AEX, NYSE,  STOXX Europe 600 Healthcare, MSCI Europe Health Care The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2024. Philips Group Shareholders by region at year-end1 2024 United States 40% Netherlands 18% United Kingdom 11% Switzerland 3% Rest of Europe 9% Retail and Other² 19% 1 Approximate split based on shareholders identified. 2 No geography identified for Retail and Other. Philips Group Shareholders by style at year-end1 2024 Value 50% Index 14% GARP 11% Growth 7% Retail 9% Other 7% Hedge Fund 2% 1 Approximate split based on shareholders identified. 9.12.2 Financial calendar The financial calendar for the current year, which contains the publication dates of significant financial communications, is published on the company’s website https://www.philips.com/a-w/ about/investor-relations/events. 2025 Annual General Meeting of Shareholders The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 8, 2025, will be published on the company’s website. For the 2025 Annual General Meeting of Shareholders, a record date of April 10, 2025 will apply. Those persons who, on that date, hold shares in the company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 296

9.12.3 Investor contact Shareholder services Shareholders and other interested parties can make inquiries about the Annual Report 2024 to: Royal Philips Annual Report Office Philips Center Amstelplein 2 1096 BC Amsterdam, The Netherlands Email:annual.report@philips.com The Annual Report on Form 20-F is filed electronically with the US Securities and Exchange Commission. Holders of shares listed on Euronext Amsterdam Communications concerning share transfers, share certificates, dividends and change of address should be directed to: ABN AMRO Bank N.V. Department Equity Capital Markets/Corporate Broking and Issuer Services HQ7212 Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands Telephone: +31-20-628-6070 Email:corporate.broking@nl.abnamro.com Holders of New York Registry shares Communications concerning share transfers, share certificates, dividends and change of address should be directed to: Deutsche Bank Trust Company Americas C/O Equiniti Trust Company LLC Peck Slip Station, PO Box 2050, New York NY 10272-2050 Telephone (toll-free US): +1-866-706-8374 Telephone (outside of US): +1-718-921-8137 Website: www.equiniti.com/us/ast-access Email: adr@equiniti.com International direct investment program Royal Philips offers a Dividend Reinvestment and Direct Stock Purchase Plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and sell Philips New York Registry shares (listed at the New York Stock Exchange) and to reinvest cash dividends. Deutsche Bank (the registrar of Philips NY Registry shares) has been authorized to implement and administer both plans for registered shareholders of and new investors in Philips NY Registry shares. Philips does not administer or sponsor the Program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact: Deutsche Bank Trust Company Americas C/O Equiniti Trust Company LLC PO Box 10027, Newark NJ 07101 Telephone (toll free US): +1-866-706-8374 Telephone (outside of US): +1-718-921-8137 Website:www.equiniti.com/us/ast-access Email: adr@equiniti.com Analysts’ coverage Royal Philips is covered by approximately 20 analysts. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/stock-info/analyst-coverage.html How to reach us Investor Relations contact Royal Philips Philips Center Amstelplein 2 1096 BC Amsterdam, The Netherlands Telephone: +31-20-59 77222 Website: www.philips.com/investor Email:investor.relations@philips.com Sustainability contact Royal Philips High Tech Campus 34, 4th floor 5656 AE Eindhoven, The Netherlands Website: www.philips.com/sustainability Email: philips.sustainability@philips.com Press Office contact Royal Philips Philips Center Amstelplein 2 1096 BC Amsterdam, The Netherlands Email: group.communications@philips.com For media contacts please refer to: https://www.philips.com/a-w/about/news-and-insights/media-contacts.html Registered address High Tech Campus 52, 5656 AG Eindhoven, The Netherlands Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 297

9.13 Definitions and abbreviations Actionable In the context of the Respironics recall, actionable registrations are those that contain the necessary information needed to complete the remediation and are not awaiting further information, including from patient registrants. Artificial Intelligence (AI) While recognizing that Philips must abide by definitions of AI set by applicable regulations in different regions in the world, Philips applies the AI definition from the Organization for Economic Cooperation and Development (OECD): “An AI system is a machine-based system that, for explicit or implicit objectives, infers, from the input it receives, how to generate outputs such as predictions, content, recommendations, or decisions that can influence physical or virtual environments. Different AI systems vary in their levels of autonomy and adaptiveness after deployment.” Biodiversity and Ecosystem services (BES) Biodiversity is the variability among living organisms from all sources including terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are part. This includes diversity within species, between species and of ecosystems. Ecosystem services refers to the contributions of ecosystems to the benefits that are used in economic and other human activity. Biome Global-scale zones, generally defined by the type of plant life that they support in response to average rainfall and temperature patterns e.g. tundra, coral reefs or savannas. Brominated flame retardants (BFR) Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used. Business/Business Unit In the Philips Operating Model, our three operating segments are made up of six Businesses, which are in turn comprised of 17 Business Units. See also the entry under Segment. CO2-equivalent CO2-equivalent or carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO2 that would have the same global warming potential (GWP), when measured over a specified timescale (generally 100 years). Circular economy A circular economy aims to decouple economic growth from the consumption of natural resources by optimizing their use, eliminating waste and pollution, and circulating products and materials for as long as possible, while giving natural systems the opportunity to regenerate themselves. Circular innovation Innovation with the objective to create a product, service or solution contributing to circular practices. Circular Materials Management Circular Materials Management is a KPI for promoting an increase in the proportion of waste treated using waste management hierarchy levels that are circular: prevention, re-use, and recycling. Circular Materials Management % is the proportion of materials managed circularly in comparison to the total used materials baseline. The total used materials baseline is the total of both circular and linear waste, excluding linear disposal of waste that is required by law. Circular Materials Management includes recycling, re-use, prevention and other recovery (e.g. repurposing). It excludes all linear disposal, which is classified as waste to energy, incineration and landfill. Circular Revenues Circular Revenues are revenues from Philips products, services and solutions that contribute to circular practices. Circular revenues can be expressed as percentage % of the total Philips revenues. Closing the Loop / reclaimed equipment Closing the loop means we are embedding a policy to responsibly take back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. As part of the policy, we will ensure that equipment coming back to us is, where feasible, made available for refurbishment and/or parts recovery, or locally recycled in a certified way to ensure it does not end up in landfill. We monitor the impact of our policies by measuring the amount of equipment that we collect from our customers. We report on this as ‘reclaimed equipment’. Dividend yield The dividend yield is the annual dividend payment divided by Philips’ market capitalization. All references to dividend yield are as of December 31 of the previous year. EcoDesigned Innovation Innovation with the objective to create a technology improving environmental impact or and EcoDesigned product, service or solution. EcoDesigned Products An EcoDesigned Product must comply with all applicable legal requirements, Philips policies, and all stated EcoDesigned Product requirements in our four focal areas: Energy, Substances, Circularity and Packaging. EcoHero Product An EcoHero product meets all EcoDesign requirements applicable to new product introductions and outperforms in at least one of the focal areas of EcoDesign (Energy, Packaging, Substances and Circularity) either compared to their predecessor or relevant benchmarks, or meeting a set threshold, supported by a sustainability claim. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 298

EcoHero Revenues The revenue of products, services and solutions that meet the EcoHero requirements. EcoHero revenues can be expressed as percentage % of the total Philips Hardware revenues. Employee Engagement Index The Employee Engagement Index (EEI), a value outcome measure as part of the International Integrated Reporting Council framework, is measured at Philips by the People Engagement Survey. This survey provides the single measure of the overall level of employee engagement at Philips, the People Engagement Score, which is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy. Energy-using Products (EuP) An energy-using product is a product that uses, generates, transfers or measures energy (electricity, gas, fossil fuel). Examples include boilers, computers, televisions, transformers, industrial fans and industrial furnaces. Functions In the Philips Operating Model, Businesses are supported by lean Functions. The Functions deliver cost-effective services, ensure legal and regulatory requirements are deployed, and propose Enterprise policies, standards, guidance and infrastructure, as well as providing capabilities and expertise (e.g., via Centers of Excellence). Full-time equivalent employee (FTE) Full-time equivalent is a way to measure a worker’s involvement in a project. An FTE of 1.0 means that the person is equivalent to a full-time worker, while an FTE of 0.5 signals that the worker works half-time. Global Reporting Initiative (GRI) The Global Reporting Initiative (GRI) is a network-based organization that pioneered the world’s most widely used sustainability reporting framework. GRI is committed to the framework’s continuous improvement and application worldwide. GRI’s core goals include the mainstreaming of disclosure on environmental, social and governance performance. Green Innovation Spend Green Innovation comprises all R&D activities directly contributing to the intended development and maintenance of EcoDesigned Innovation and Circular innovation. Green Revenues Green Revenues is revenues from EcoDesigned products, refurbished products, rentals, leases, as-a- service, upgrades and green services. Green revenue can be expressed as percentage % of the total Philips revenues. Growth geographies Growth geographies consists of the grouping 'Growth', which comprises the developing geographies Asia Pacific (excluding Japan, South Korea, Australia and New Zealand), Latin America, Central & Eastern Europe, Middle East & Turkey (excluding Israel) and Africa. Hazardous substances Hazardous substances are generally defined as substances posing imminent and substantial danger to public health and welfare or the environment. Income from operations (EBIT) Income from operations as reported on the IFRS consolidated statement of income. The term EBIT (earnings before interest and tax) has the same meaning as Income from operations. Income from continuing operations Income from continuing operations as reported on the IFRS consolidated statement of income, which is net income from continuing operations, or net income excluding discontinued operations. Lean The basic insight of Lean thinking is that if every person is trained to identify wasted time and effort in their own job and to better work together to improve processes by eliminating such waste, the resulting enterprise will deliver more value at less expense. Lives improved by Philips To calculate how many lives we are improving, market intelligence and statistical data on the number of people touched by the products contributing to the social or ecological dimension over the lifetime of a product are multiplied by the number of those products delivered in a year. After elimination of double counts – multiple different product touches per individual are only counted once – the number of lives improved by our innovative solutions is calculated. Locate, Evaluate, Assess, and Prepare (LEAP) Integrated approach for the assessment of nature related issues that involves four phases: Locate, Evaluate, Assess, and Prepare methodology to identify impact, dependencies, risks and opportunities on nature. Long-term strategic partnership Multi-year contractual agreement that represents a partnership to enable long-term collaboration. Mature geographies Mature geographies are the highly developed markets constituting three geographic areas: Western Europe, North America, and Other mature (including Japan, South Korea, Israel, Australia and New Zealand). Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 299

Natural capital The stock of renewable and non-renewable natural resources (e.g. plants, animals, air, water, soils, minerals) that combine to yield a flow of benefits to people. Nature The natural world, with an emphasis on the diversity of living organisms (including people) and their interactions among themselves and with their environment. Net Promoter Score Net Promoter Score®, or NPS®, measures customer experience and predicts business growth. NPS is calculated by taking the answer to a key question on a 0-10 scale: How likely is it that you would recommend {brand} to a friend or colleague? Respondents are grouped as follows: • Promoters (score 9-10) are loyal enthusiasts who will keep buying and refer others, fueling growth. • Passives (score 7-8) are satisfied but unenthusiastic customers who are vulnerable to competitive offerings. • Detractors (score 0-6) are unhappy customers who can damage the brand and impede growth through negative word-of-mouth. Subtracting the percentage of Detractors from the percentage of Promoters yields the Net Promoter Score, which can range from a low of -100 (if every customer is a Detractor) to a high of 100 (if every customer is a Promoter). Operational carbon footprint A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotonnes CO2-equivalent. Philips' operational carbon footprint is calculated on a monthly basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport). Philips Lighting/Signify References to 'Signify' in this Annual Report relate to Philips' former Lighting segment (prior to deconsolidation as from the end of November 2017 and when reported as discontinued operations), Philips Lighting N.V. (before or after such deconsolidation) or Signify N.V. (after its renaming in May 2018), as the context requires. Polyvinyl chloride (PVC) Polyvinyl chloride, better known as PVC or vinyl, is an inexpensive plastic so versatile it has become completely pervasive in modern society. REACH Registration, Evaluation, Authorization and Restriction of Chemicals (REACH;Regulation (EC) No 1907/2006) is a EU regulation that addresses the production and use (e.g. in products) of chemical substances, and their potential impact on both human health and the environment. This regulation is covered in the Philips Regulated Substances List. Regulated Substance List Philips Regulated Substances List (RSL) combines legal, industry, and voluntary Philips requirements regarding chemical substances used in Philips products and their packaging, either on a homogenous material level or present in the product as such. The RSL contains restricted and declarable substances. Respironics recall The voluntary recall notification in the US and field safety notice outside the United States for certain sleep and respiratory care products initiated by Philips Respironics in 2021. Responsible Business Alliance (RBA) The Responsible Business Alliance (formerly known as The Electronic Industry Citizenship Coalition (EICC)) was established in 2004 to promote a common code of conduct for the electronics and information and communications technology (ICT) industry. EICC now includes more than 100 global companies and their suppliers. Restriction on Hazardous Substances (RoHS) The RoHS Directive prohibits all new electrical and electronic equipment placed on the market in the European Economic Area from containing lead, mercury, cadmium, hexavalent chromium, poly- brominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE)and four phthalates (DEHP, DBP, BBP and DiHP), except in certain specific applications, in concentrations greater than the values decided by the European Commission. These values have been established as 0.01% by weight per homogeneous material for cadmium and 0.1% for the other nine substances. This regulation is covered in the Philips Regulated Substances List. Segment The Philips Operating Model identifies three operating segments – Diagnosis & Treatment, Connected Care and Personal Health – comprised of six Businesses and 17 Business Units, as well as segment Other. Other includes Innovation & Strategy, IP Royalties, Central Costs, and other small items. See also the entry under Business/Business Unit. Solution A combination of Philips (and 3rd-party) systems, devices, software, consumables and services, configured and delivered in a way to solve customer (segment)-specific needs and challenges. Sustainable Development Goals The Sustainable Development Goals (SDGs) are a collection of 17 global goals set by the United Nations. The broad goals are interrelated though each has its own targets. The SDGs cover a broad range of social and economic development issues. These include poverty, hunger, health, education, climate change, water, sanitation, energy, environment and social justice. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 300

Sustainable Innovation Innovation with the objective to create a sustainable product, service, or solution. Sustainable product Products and solutions that contribute to public health or to lowering the environmental footprint. Philips has distinct categories of sustainable products: healthy products (care, healthy living), circular products, EcoDesigned products. VOC Volatile organic compounds (VOCs) are organic chemicals that have a high vapor pressure at ordinary room temperature. Their high vapor pressure results from a low boiling point, which causes large numbers of molecules to evaporate or sublimate from the liquid or solid form of the compound and enter the surrounding air, a trait known as volatility. Voluntary turnover Voluntary turnover covers all employees who resigned of their own volition. Waste Electrical and Electronic Equipment (WEEE) The Waste Electrical and Electronic Equipment Directive (WEEE Directive) is the European Community directive on waste electrical and electronic equipment setting collection, recycling and recovery targets for all types of electrical goods. The directive imposes the responsibility for the disposal of waste electrical and electronic equipment on the manufacturers of such equipment. Weighted Average Statutory Income Tax Rate (WASTR) The reconciliation of the effective tax rate is based on the applicable statutory tax rate, which is a weighted average of all applicable jurisdictions. This weighted average statutory tax rate (WASTR) is the aggregation of the result before tax multiplied by the applicable statutory tax rate without adjustment for losses, divided by the group result before tax. Contents 1 Our Management 2 Strategy 3 Financial performance 4 Environmental, Social and Governance 5 Supervisory Board 6 Group financial statements 7 Company financial statements 8 Sustainability statement 9 Further information 301

www.philips.com/annualreport2024 © 2025 Koninklijke Philips N.V. All rights reserved